IMPORTANT NOTICE

IMPORTANT: You must read the following disclaimer before continuing. The notice on this page applies to the Consent Solicitation Memorandum following this Notice, whether received by email or otherwise received as a result of electronic communication and you are therefore advised to read this page carefully before reading, accessing or making any other use of the Consent Solicitation Memorandum. In reading, accessing or making any other use of the Consent Solicitation Memorandum, you agree to be bound by the terms and conditions on this page, including any modifications to them from time to time and any information you receive from us at any time.

THIS DOCUMENT (WHICH EXPRESSION WHEN USED IN THIS NOTICE INCLUDES THE CONSENT SOLICITATION MEMORANDUM) IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the contents of the Consent Solicitation Memorandum or the action you should take, you are recommended to seek your own financial advice, including in respect of any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the United Kingdom Financial Services and Markets Act 2000, or from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your Notes, please forward this document to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Confirmation of your representations: You have been sent the Consent Solicitation Memorandum at your request and on the basis that you have confirmed to Credit Suisse Securities (Europe) Limited (the “Dealer Manager”), Lucid Issuer Services Limited (the “Tabulation Agent”) and National Joint-Stock Company “Naftogas of Ukraine” (“Naftogas”) that:

(i)	you are a holder or a beneficial owner of the Notes (as defined in the Consent Solicitation Memorandum);

(ii)	you are not located or resident in the Republic of Italy, you received the Consent Solicitation Memorandum and any invitation to participate in the consent solicitation (the “Consent Solicitation”) outside the Republic of Italy and you are not acting on behalf of investors located or resident in the Republic of Italy;

(iii)	you shall not pass on this Consent Solicitation Memorandum to third parties or otherwise make the Consent Solicitation Memorandum publicly available in Ukraine;

(iv)	you are not a person to whom it is unlawful to send the Consent Solicitation Memorandum or to make the Consent Solicitation under any other applicable law or regulation;

(v)	you consent to delivery of the Consent Solicitation Memorandum and any amendments or supplements thereto by electronic transmission to you; and

(vi)	you have understood and agree to the terms set forth herein.

The Consent Solicitation is made for the securities of a foreign company. The Consent Solicitation is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the Consent Solicitation Memorandum have been prepared in accordance with foreign accounting standards that may not be comparable to the accounting standards applicable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since (i) Naftogas, the issuer of the Naftogas Notes (as defined in the Consent Solicitation Memorandum), is located in a foreign country, and all of its officers and directors are residents of a foreign country and (ii) Ukraine, the guarantor of the Naftogas Notes, is a foreign sovereign state. You may not be able to sue a foreign company or its officers or directors, or a foreign sovereign state, in a foreign court for violations of the United States securities laws. It may be difficult to compel a foreign company and its affiliates, or a foreign sovereign state, to subject themselves to a United States court’s judgment.

You should be aware that Naftogas and the Guarantor (as defined below) may purchase securities otherwise than under the Consent Solicitation, such as in the open market or in privately negotiated purchases.

The Consent Solicitation Memorandum is being sent to U.S. holders pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) provided by Rule 802 thereunder (“Rule 802”) and, accordingly, neither the Consent Solicitation nor any offer of Naftogas Notes has been or will be registered with the U.S. Securities and Exchange Commission (the “SEC”). The Notes and any Naftogas Notes have not been and will not be registered under the Securities Act or the securities law of any state or jurisdiction of the United States.

THIS CONSENT SOLICITATION MEMORANDUM AND THE ATTACHED DOCUMENTS HAVE NOT BEEN FILED WITH OR REVIEWED BY ANY SECURITIES COMMISSION OR REGULATORY AUTHORITY OF ANY COUNTRY, NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CONSENT SOLICITATION MEMORANDUM, EXCEPT THAT NAFTOGAS HAS FURNISHED OR WILL FURNISH THIS CONSENT SOLICITATION MEMORANDUM AND THE ATTACHED DOCUMENTS TO THE SEC AS REQUIRED BY RULE 802. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENCE IN THAT COUNTRY.

You are reminded that the attached Consent Solicitation Memorandum has been delivered to you on the basis that you are a person into whose possession the Consent Solicitation Memorandum may lawfully be delivered in accordance with the laws of the jurisdiction in which you are located and/or resident and you may not, nor are you authorised to, deliver the Consent Solicitation Memorandum, electronically or otherwise, to any other person.

The distribution of this Consent Solicitation Memorandum in certain jurisdictions may be restricted by law and persons into whose possession this Consent Solicitation Memorandum comes are requested to inform themselves about, and to observe, any such restrictions. No action has been or will be taken in any jurisdiction in relation to the Consent Solicitation that would permit a public offering of securities.

The materials relating to the Consent Solicitation do not constitute, and may not be used in connection with, an offer or consent solicitation in any place where offers or consent solicitations are not permitted by law.

This document has been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic communication and consequently none of Credit Suisse Securities (Europe) Limited, Lucid Issuer Services Limited, Naftogas, the Cabinet of Ministers of Ukraine (acting on behalf of Ukraine) represented by the Minister of Finance of Ukraine (the “Guarantor”), Standard Bank London Holdings Plc, Standard Bank Plc (formerly known as Standard Bank London Limited) or the Trustee or any person who controls such person, or, in each case, any director, officer, employee or agent of any such person or any affiliate of any such person, accepts any liability or responsibility whatsoever in respect of any differences or discrepancies between the Consent Solicitation Memorandum distributed to you in electronic format and the hard copy version available to you on request from Credit Suisse Securities (Europe) Limited or Lucid Issuer Services Limited.

THE CONSENT SOLICITATION MEMORANDUM MAY NOT BE DOWNLOADED, FORWARDED OR DISTRIBUTED, IN WHOLE OR IN PART, TO ANY OTHER PERSON AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER AND, IN PARTICULAR, SHOULD NOT BE FORWARDED TO ANY ITALIAN PERSON OR TO ANY PERSON OR ADDRESS IN THE REPUBLIC OF ITALY. ANY DOWNLOADING, FORWARDING, DISTRIBUTION OR REPRODUCTION OF THIS DOCUMENT IN WHOLE OR IN PART IS UNAUTHORISED. FAILURE TO COMPLY WITH THIS DIRECTIVE MAY RESULT IN A VIOLATION OF THE APPLICABLE LAWS AND REGULATIONS OF THE REPUBLIC OF ITALY OR OTHER JURISDICTIONS.

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN THE REPUBLIC OF ITALY

CONSENT SOLICITATION MEMORANDUM dated 24 SEPTEMBER 2009

National Joint-Stock Company “Naftogas of Ukraine”

(incorporated in Ukraine)

(“Naftogas” or the “Borrower”)

Relating to a proposal to sanction the exchange of

U.S.$500,000,000

8.125% Loan Participation Notes due 2009

(the “Notes”)

issued by, but without recourse to,

Standard Bank London Holdings PLC (the “Issuer”)

for the purpose of financing a loan (the “Naftogas Loan”)

by Standard Bank Plc (formerly known as Standard Bank London Limited) (“Standard Bank”) to

Naftogas

The Borrower is inviting holders of the Notes (together the “Noteholders”, as further defined in the section entitled “Additional Information” below) to approve on the terms and subject to the conditions set forth in this Consent Solicitation Memorandum, by Extraordinary Resolution (as defined below), a proposal (the “Proposal”) to exchange the Notes for interests in guaranteed notes of Naftogas (the “Naftogas Notes”) constituted by a new trust deed (the “New Trust Deed”), with, among other things, an extended maturity date to 2014 and amended rate of interest of 9.50 per cent. as compared to the maturity date of and rate of interest on the Notes, as further described in this Consent Solicitation Memorandum (the “Consent Solicitation Memorandum”). See “The Proposal” below. The Naftogas Notes will have the benefit of an unconditional and irrevocable guarantee by the Cabinet of Ministers of Ukraine (acting on behalf of Ukraine) represented by the Minister of Finance of Ukraine (the “Guarantor”) in respect of all payments (including, but not limited to, payments of principal and interest) due from Naftogas under the New Trust Deed and the Naftogas Notes.

The Proposal has been formulated and is being proposed by the Borrower. None of the Issuer, Standard Bank or the Trustee nor any of their affiliates has been involved in the formulation of the Proposal and none of them accepts any responsibility or liability for the sufficiency or adequacy of the Proposal or the legality, validity or enforceability of the Proposal or the Proposal Documents (as defined below – see “Terms and Conditions of the Consent Solicitation – 9. Documents available”) or the Naftogas Notes. None of the Issuer, Standard Bank, the Trustee or the Dealer Manager nor any of their affiliates makes any recommendation to Noteholders as to whether or not to agree to the Proposal and to vote in favour of the Extraordinary Resolution.

Each Noteholder from whom a valid Electronic Voting Instruction (as defined below, and which expression includes the Status Confirmation described in “Terms and Conditions of the Consent Solicitation – How to Consent”) in favour of the Extraordinary Resolution is received by Lucid Issuer Services Limited (the “Tabulation Agent”) (and not revoked) on or before the Early Expiration Deadline (which is expected to be 17:00 hours Central European Time on 8 October 2009, unless extended as provided herein (the “Early Expiration Deadline”)) (each an “Early Consent Instruction”) will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied (or, where permitted, waived), receive Naftogas Notes in an amount (rounded down to the nearest US$1,000) equal to the product of the aggregate principal amount of the Notes held by such Noteholder multiplied by the Early Participation Ratio (as defined below, see “Terms and Conditions of the Consent Solicitation – The Consent Solicitation”), as consideration for the Noteholder’s delivery of valid Electronic Voting Instructions in favour of the Extraordinary Resolution. Each Noteholder who delivers an Electronic Voting Instruction after the Early Expiration Deadline or who does not deliver any voting instruction will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied (or, where permitted, waived), receive Naftogas Notes in an amount (rounded down to the nearest

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US$1,000) equal to the product of the aggregate principal amount of the Notes held by such Noteholder multiplied by the Late Participation Ratio (as defined below, see “Terms and Conditions of the Consent Solicitation – The Consent Solicitation”). See “Pricing Illustration” below.

Noteholders who deliver Electronic Voting Instructions will be deemed to make the Status Confirmation (as defined below) on submission of such Electronic Voting Instruction. See “Terms and Conditions of the Consent Solicitation – How to Consent” below. Noteholders who are unable to make such Status Confirmation should contact the Dealer Manager, whose contact details are set forth on the last page of this Consent Solicitation Memorandum, at their earliest opportunity.

The effectiveness of the Proposal is conditional upon (i) an extraordinary resolution (the “Extraordinary Resolution”) having been duly passed at a duly convened and quorate meeting of the Noteholders, to be held on 19 October 2009 at 17:00 hours Central European Time (16:00 hours London time) at the offices of Latham & Watkins (London) LLP at 99 Bishopsgate, London EC2M 3XF, United Kingdom (including any adjourned such meeting, the “Meeting”) (such date of approval, the “Approval Date”) and (ii) the conditions set forth below under “Terms and Conditions of the Consent Solicitation — 3. Acceptance Conditions” (the “Acceptance Conditions”) having been satisfied (or, where permitted, waived), and the date on which all such requirements for effectiveness are met shall be referred to as the “Effective Date”.

A notice convening the Meeting (the “Notice”), at which the Extraordinary Resolution to approve the Proposal will be considered and, if thought fit, passed, has been given to Noteholders in accordance with the terms and conditions of the Notes (the “Conditions”) and the Trust Deed (as defined below), and will be given through Euroclear (as defined below), Clearstream, Luxembourg (as defined below) and on the Luxembourg Stock Exchange website. The form of such Notice is set forth in this Consent Solicitation Memorandum. See “Exhibit A - Form of Notice of Meeting”.

The relevant provisions governing the convening and holding of the Meeting (the “Meetings Provisions”), are set forth in the fourth Schedule to the Trust Deed dated 30 September 2004 (the “Trust Deed”) between, amongst others, the Issuer and The Bank of New York Mellon (formerly known as The Bank of New York). A copy of the Trust Deed is available for inspection from the Tabulation Agent. See “Terms and Conditions of the Consent Solicitation – 9. Documents available”. In order for the Extraordinary Resolution to be approved at the Meeting, the required quorum must be present, in person or by proxy, and votes must be cast in favour of the Extraordinary Resolution amounting to a majority consisting of not less than three-fourths of the persons voting thereat upon a show of hands or, if a poll is duly demanded, by a majority consisting of not less than three-fourths of the votes cast on such poll at such Meeting. See “Terms and Conditions of the Consent Solicitation”.

Notwithstanding anything to the contrary set forth in this Consent Solicitation Memorandum (other than an extension of the consent solicitation (the “Consent Solicitation”)), the Borrower reserves the right: (A) at any time prior to the Final Voting Deadline to (i) extend the Early Expiration Deadline; (ii) amend the terms of the Consent Solicitation in any respect; (iii) terminate or withdraw the Consent Solicitation or the Proposal; or (iv) modify the form or amount of the consideration to be paid pursuant to the Consent Solicitation; and (B) at any time prior to the Effective Date, to waive certain of the conditions to the Consent Solicitation. See “Terms And Conditions of the Consent Solicitation — 6. Extension and Subsequent Solicitations” and “Terms and Conditions of the Consent Solicitation — 7. Termination and Amendment”.

If the Proposal is amended in any material manner, the Borrower will promptly disclose such amendment in a public announcement, and the Early Expiration Deadline may be extended by the Borrower, if determined by it to be appropriate, for a period of 2 business days following such announcement (subject to the earlier deadlines required by the Clearing Systems (as defined below) and any intermediary through which Noteholders hold their Notes).

If any such amendment is, in the Borrower’s opinion (in consultation with the Dealer Manager), materially prejudicial to Noteholders who have already submitted Electronic Voting Instructions before the announcement of such amendment (subject to no such amendment being permissible at any time after the Final Voting Deadline) then such Electronic Voting Instructions may be revoked by the relevant Noteholder at any time from the date and time of such announcement until 17:00 hours Central European Time on the second business day following such announcement (subject to the earlier deadlines required by the Clearing Systems and any intermediary through which Noteholders hold their Notes).

Under the terms of the Consent Solicitation, a delivery of an Electronic Voting Instruction may be revoked by the relevant Noteholder at any time prior to the Early Expiration Deadline (the “Revocation Deadline”). Except in the limited circumstances described in this Consent Solicitation Memorandum, any notice of revocation received after the Revocation Deadline will not be effective. See “Terms and Conditions of the Consent Solicitation — 5. Revocation of Electronic Voting Instruction”.

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Once the Extraordinary Resolution becomes effective, each present and future holder of the Notes and any Coupons (as defined in the Trust Deed) will be bound by the Extraordinary Resolution, whether or not such Noteholder delivered an Electronic Voting Instruction or otherwise made arrangements to vote or attend the Meeting in respect of the Extraordinary Resolution and whether or not such holder voted for or against the Extraordinary Resolution.

This Consent Solicitation Memorandum is only issued to and directed at Noteholders for the purposes of the Proposal. No other person may rely upon its contents, and it should not be relied upon by Noteholders for any other purpose.

In accordance with normal practice, the Trustee expresses no opinion as to the merits of the Consent Solicitation or the Proposal as presented to the Noteholders in this Consent Solicitation Memorandum (which it was not involved in negotiating). It has, however, authorised it to be stated that, on the basis of the information set out in this Consent Solicitation Memorandum (which it recommends Noteholders to read carefully), and in the Notice, it has no objection to the Extraordinary Resolution referred to in the Notice being submitted to the Noteholders for their consideration. The Trustee has, however, not been involved in formulating the Consent Solicitation or the Proposal and makes no representation that all relevant information has been disclosed to Noteholders in this Consent Solicitation Memorandum and the Notice. Accordingly, the Trustee urges Noteholders who are in any doubt as to the impact of the implementation of the Proposal or the Extraordinary Resolution (including any tax consequences) to seek their own independent financial advice.

Each of Credit Suisse Securities (Europe) Limited (the “Dealer Manager”) and Standard Bank and any of their respective affiliates may, to the extent permitted by applicable law, have or hold a position in the Notes and make, or continue to make, a market in, or act as principal in any transactions in, or relating to, or otherwise act in relation to, the Notes. The Dealer Manager may also (i) deliver Electronic Voting Instructions or attend and vote at the Meeting or otherwise make arrangements to be represented at the Meeting for its own account and (ii) deliver Electronic Voting Instructions or attend and vote at the Meeting or otherwise make arrangements to be represented at the Meeting on behalf of other Noteholders.

The Consent Solicitation is made for the securities of a foreign company. The Consent Solicitation is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this Consent Solicitation Memorandum have been prepared in accordance with foreign accounting standards that may not be comparable to the accounting standards applicable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since (i) Naftogas, the issuer of the Naftogas Notes, is located in a foreign country, and all of its officers and directors are residents of a foreign country and (ii) Ukraine, the guarantor of the Naftogas Notes, is a foreign sovereign state. You may not be able to sue a foreign company or its officers or directors, or a foreign sovereign state, in a foreign court for violations of the United States securities laws. It may be difficult to compel a foreign company and its affiliates, or a foreign sovereign state, to subject themselves to a United States’ court’s judgment. Naftogas Notes acquired pursuant to the Consent Solicitation and the Proposal will constitute “restricted securities” within the meaning of Rule 144(a)(3) of the U.S. Securities Act of 1933, as amended, to the same extent and proportion that the Notes formerly held by the Noteholder were restricted securities.

You should be aware that Naftogas and the Guarantor may purchase securities otherwise than under the Consent Solicitation, such as in the open market or in privately negotiated purchases.

The Dealer Manager is:

Credit Suisse

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CERTAIN IMPORTANT INFORMATION

Except for the Guarantor Information (as defined below), the Borrower accepts responsibility for the information contained in this Consent Solicitation Memorandum. To the best of the knowledge and belief of the Borrower (having taken all reasonable care to ensure that such is the case) the information contained in this Consent Solicitation Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Guarantor accepts responsibility for all information contained herein with respect to it and Ukraine, including but not limited to the information in the sections entitled “Risk Factors Relating to Ukraine”, “Description of the Guarantor”, “The Political Framework of Ukraine”, “Economy of Ukraine”, “The Labour Market”, “External Sector”, “Public Finance and Fiscal Policy”, “Public Debt”, “The Monetary System”, and “The Banking System and Securities and Financial Services Markets in Ukraine” (the “Guarantor Information”), and has taken all reasonable care to ensure that the Guarantor Information contained in this Consent Solicitation Memorandum is true and accurate in all material respects and is not misleading in any material respect, and that, in the context of the transactions contemplated by this Consent Solicitation Memorandum and the Proposal, there are no other facts in relation to the Guarantor Information, Ukraine or the Ministry of Finance of Ukraine the omission of which would make any of the Guarantor Information or any statement regarding, the Guarantor, Ukraine or the Ministry of Finance of Ukraine in this Consent Solicitation Memorandum inaccurate or misleading in any material respect.

None of the Issuer, Standard Bank or the Trustee has been involved in the formulation of the Proposal and this Consent Solicitation Memorandum is being issued by the Borrower. None of the Issuer, Standard Bank , the Trustee or the Dealer Manager accepts any responsibility for the information in this Consent Solicitation Memorandum but the Issuer has at the request of the Borrower issued the notice convening the Meeting in the form set forth in Exhibit A of this Consent Solicitation Memorandum.

Noteholders are requested to read and carefully consider the information contained herein and to consider and, if thought fit, deliver Electronic Voting Instructions in favour of the Extraordinary Resolution in respect of the Proposal by delivering a completed Electronic Voting Instruction in accordance with the instructions set forth herein.

No person has been authorised to give any information or make any representations other than those contained in this Consent Solicitation Memorandum, and no person has been authorised to make any recommendation on behalf of the Issuer, Standard Bank, the Borrower, the Guarantor, the Dealer Manager, the Tabulation Agent, the Trustee, the Principal Paying Agent or the Paying Agent as to whether or how Noteholders should vote in respect of any Proposal. If given or made, such information, representations or recommendation must not be relied upon as having been authorised by the Issuer, Standard Bank, the Borrower, the Guarantor, the Dealer Manager, the Tabulation Agent, the Trustee, the Paying Agent or any of their respective agents or any other person.

The statements made in this Consent Solicitation Memorandum are made as of the date hereof and delivery of this Consent Solicitation Memorandum and the accompanying materials at any time do not imply that the information herein or therein is correct as of any subsequent date. The information provided in this Consent Solicitation Memorandum is based upon information provided solely by the Borrower and the Guarantor. Neither the Tabulation Agent nor the Dealer Manager nor the Issuer nor Standard Bank has independently verified or makes any representation or warranty, express or implied, or assumes any responsibility, as to the accuracy or adequacy of the information contained herein.

Each person receiving this Consent Solicitation Memorandum acknowledges that such person has not relied upon the Issuer, Standard Bank, the Borrower, the Guarantor, the Dealer Manager, the Tabulation Agent, the Trustee, the Principal Paying Agent or the Paying Agent in connection with its decision on how to vote on the Extraordinary Resolution. Each such person must make its own analysis and investigation regarding the Proposal and make its own voting decision, with particular reference to its own investment objectives and experience, and any other factors which may be relevant to it in connection with such voting decision. If such person is in any doubt about any aspect of the Proposal and/or the action it should take, including in respect of any tax consequences it should consult its professional advisors.

Noteholders who wish to deliver Electronic Voting Instructions must deliver their properly completed and executed Electronic Voting Instruction in accordance with the instructions set forth in “Terms and Conditions of the Consent Solicitation — 4. How to Consent”.

Terms used in this Consent Solicitation Memorandum that are not otherwise defined herein have the meanings set forth in the Trust Deed.

Industry Information

In this Consent Solicitation Memorandum, Naftogas relies on and refers to information regarding the Ukrainian oil and gas industry, its segments and its participants from market research reports, analyst reports and other publicly available information. Although Naftogas believes that this information is reliable, it cannot guarantee the accuracy and completeness of such information and has not independently verified it. Naftogas accepts responsibility for the information contained in this Consent Solicitation Memorandum under the section titled “National Joint-Stock Company “Naftogas of Ukraine”” other than the country and industry information described therein (except where it relates specifically to Naftogas), in respect of which Naftogas takes responsibility for the correct extraction of that industry information from the relevant sources.

Forward-Looking Statements

Some statements in this Consent Solicitation Memorandum as well as written and oral statements of Naftogas and the Guarantor, or their respective representatives, made from time to time in reports, filings, news releases, conferences, teleconferences, web postings or otherwise, may be deemed to be “forward-looking statements.” Forward-looking statements include statements concerning Naftogas’ and/or the Guarantor’s plans, objectives, goals, strategies and future operations and performance, as well as the assumptions underlying these forward-looking statements. Naftogas and the Guarantor use the words “anticipates,” “estimates,” “expects,” “believes,” “intends,” “plans,” “may,” “will,” “should,” and similar expressions to identify forward-looking statements contained in this Consent Solicitation Memorandum. These statements are based on current plans, objectives, assumptions, estimates and projections. These views reflect the best judgment of Naftogas’ and the Guarantor’s respective representatives, but involve uncertainties and are subject to certain risks, the occurrence of which could cause actual results to differ materially from those contained in any forward-looking statements. Although Naftogas and the Guarantor believe that the estimates and the projections reflected in their forward-looking statements are reasonable, if one or more of the risks or uncertainties materialise or occur, including those which Naftogas and the Guarantor have identified in this Consent Solicitation Memorandum, or if any of Naftogas’ or the Guarantor’s underlying assumptions prove to be incomplete or incorrect, Naftogas’ and the Guarantor’s actual results may vary from those anticipated, estimated, expected or projected.

The forward-looking statements contained in this Consent Solicitation Memorandum are made only as of the date hereof. Except to the extent required by law, neither Naftogas nor the Guarantor is obliged, and neither intends, to update or revise any forward-looking statements made in this Consent Solicitation Memorandum, whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to Naftogas or the Guarantor, or persons acting on their respective behalf, are expressly qualified in their entirety by the cautionary statements contained throughout this Consent Solicitation Memorandum. As a result of these risks, uncertainties and assumptions, prospective investors in the Notes should not place undue reliance on these forward-looking statements.

Presentation Of Financial And Other Information

(i)	Annual Financial Information

The financial information of Naftogas set forth herein has, unless otherwise indicated, been derived from its audited consolidated balance sheets, statements of changes in equity and income and cash flow statements as at and for the years ended 31 December 2008, 2007 and 2006 (collectively, the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Financial Statements have been audited by Naftogas’ independent auditors, CJSC Ernst & Young Ukraudit (“Ernst & Young”), whose office is located at 19A, Khreshchatyk Street, Kyiv 01001, Ukraine, in accordance with International Standards on Auditing (“ISA”). The Financial Statements, including the qualified audit reports of Ernst & Young, are set forth elsewhere in this Consent Solicitation Memorandum.

(ii)	Currency

In this Consent Solicitation Memorandum, the following currency terms are used:

•	“U.S. dollar,” “Dollar,” “U.S.D,” or “U.S.$” means the lawful currency of the United States;

•	“UAH,” “Ukrainian hryvnia” or “Hryvnia” means the lawful currency of Ukraine; and

•

“EUR,” “Euro” or “€” means the lawful currency of the member states of the European Union that adopted the single currency in accordance with the Treaty of Rome establishing the European Economic Community, as amended from time to time.

Exchange Rate Data

Naftogas prepares its Financial Statements in accordance with IFRS in Ukrainian hryvnia. Solely for the convenience of the reader, certain financial information included in this Consent Solicitation Memorandum as at and for the years ended 31 December 2008 and 2007 has been translated into U.S. Dollars at the conversion rate quoted by the NBU at such dates, as set forth below. Naftogas does not make any representation that the Ukrainian hryvnia amounts referred to in this Consent Solicitation Memorandum could have been or could be converted into U.S. Dollars at the below exchange rates or at any other rate. The official Ukrainian hryvnia-U.S. Dollar exchange rates quoted by the NBU on 31 December 2008 and 2007 were UAH 7.7 to U.S.$1.00 and UAH 5.05 to U.S.$1.00, respectively, while the average Ukrainian hryvnia-U.S. Dollar exchange rates for the years ended 31 December 2008 and 2007 were UAH 5.2672 to U.S.$1.00 and UAH 5.05 to U.S.$1.00, respectively. All other Ukrainian hryvnia amounts included in this Consent Solicitation Memorandum in respect of dates subsequent to 31 December 2008 have been translated into U.S. dollars at the conversion rate quotes by the NBU as at 10 September 2009, or UAH 7.995 to U.S.$1.00. Historical fluctuations in the exchange rate between the UAH and the U.S. Dollar are not necessarily indicative of fluctuations that may occur in the future.

Rounding

Some numerical figures included in this Consent Solicitation Memorandum have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that preceded them.

ADDITIONAL IMPORTANT INFORMATION

Please handle this matter through your bank, securities broker, Direct Participant in the Clearing Systems (as defined below) or other intermediary, as applicable. Questions concerning the terms of the Consent Solicitation should be directed to the Tabulation Agent or the Dealer Manager, the contact details for which are set forth on the last page hereof. Requests for assistance in completing and delivering the Electronic Voting Instruction or requests for additional copies of this Consent Solicitation Memorandum or other related documents should be directed to the Tabulation Agent, the contact details for which are set forth on the last page hereof. The term “business day” in this Consent Solicitation Memorandum means any day (not being a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in London and New York City.

As used herein “Electronic Voting Instruction” means the electronic voting instructions which must be submitted through the relevant Clearing System by each person who is shown in the records of such Clearing System as a holder of an interest in the Notes instructing the relevant Clearing System that the vote(s) attributable to the Notes the subject of such electronic voting instruction should be cast in a particular way in relation to the Extraordinary Resolution in respect of the Notes, which instructions shall form part of a block voting instruction to be issued by the relevant Paying Agent appointing an employee of the Tabulation Agent as proxy in relation to the Meeting. The expression “Electronic Voting Instruction” shall also include the Status Confirmation described in “Terms and Conditions of the Consent Solicitation – How to Consent”.

Unless the context otherwise requires, all references in this Consent Solicitation Memorandum to “Noteholders” or “holders of Notes” include:

(i)	each person who is shown in the records of Euroclear Bank SA/NV (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg” and, together with Euroclear, the “Clearing Systems” and each a “Clearing System”) as a holder of the Notes (also referred to as “Direct Participants” and each a “Direct Participant”); and

(ii)	each beneficial owner of the Notes holding such Notes, directly or indirectly, in an account in the name of a Direct Participant acting on such beneficial owner’s behalf.

INDICATIVE SOLICITATION TIMETABLE

Noteholders should take note of the dates and times set forth in the schedule below in connection with the Proposal. These dates and times may be changed by the Borrower in accordance with the terms and conditions of the Proposal, as described herein.

Date	Calendar Date	Event
Launch Date	24 September 2009.	Including announcement of the Proposal and Notice of the Meeting.

Early Expiration Deadline (Noteholders should note the particular practice and policy of the relevant Clearing System in which they hold the Notes)	8 October 2009 at 17:00 hours Central European Time.	Deadline for receipt by the Tabulation Agent of valid Early Consent Instructions for Noteholders to be eligible to receive an amount of Naftogas Notes by application of the Early Participation Ratio (unless extended by the Borrower).

Revocation Deadline	The Early Expiration Deadline.	Deadline for Noteholders to validly revoke Electronic Voting Instructions (such Noteholder will not be eligible to receive Naftogas Notes by application of the Early Participation Ratio).

Final Voting Deadline	15 October 2009 at 17:00 hours Central European Time.	Deadline before which a person must submit an Electronic Voting Instruction or take action to vote at the Meeting (the “Final Voting Deadline”).

Time and Date of Meeting	19 October 2009 at 17:00 hours Central European Time (being 16:00 hours London time).	This will also be the Approval Date if the Extraordinary Resolution is duly passed at the Meeting.

Date of Announcement Regarding Results of the Extraordinary Resolution	As soon as reasonably practicable and in any event no more than 5 business days after the Meeting.	The date the Issuer will announce the results of the Meeting (including information on any adjourned meeting).

Effective Date	The date on which all requirements for effectiveness of the Proposal and the duly passed Extraordinary Resolution are met.	Effectiveness of the Proposal is conditional upon (i) passing of the Extraordinary Resolution and (ii) the Acceptance Conditions having been satisfied or, where permitted, waived by the Borrower.

All references in this Consent Solicitation Memorandum to times are to London time, unless otherwise stated. The above times and dates are indicative only and will depend, among other things, on timely receipt (and non-revocation) of instructions, the right of the Borrower (where applicable) to amend and/or withdraw the Proposal (as described below) and the passing of the Extraordinary Resolution. The Borrower may terminate or withdraw the Proposal at any time, in which case the Meeting will still proceed but, notwithstanding the irrevocability of all Electronic Voting Instructions, on such termination or withdrawal of the Proposal, all Electronic Voting Instructions will be deemed to be revoked automatically (provided that such termination or withdrawal, if before the relevant Meeting, is not less than 48 hours before such Meeting, as otherwise such termination or withdrawal will not be able to take place until after the conclusion of the relevant Meeting).

Unless otherwise stated, all announcements will be made by the Issuer or the Borrower (as appropriate) (i) by the issue of a press release to a recognised financial news service in each of London and Luxembourg (such as Reuters or Bloomberg), (ii) by delivery of notices to the Clearing Systems for communication to Direct Participants and (iii) through the website of the Luxembourg Stock Exchange (www.bourse.lu). Copies of all announcements, notices and press releases can also be obtained from the Tabulation Agent, the contact details for which appear on the last page of this Consent Solicitation Memorandum. In addition, Noteholders may contact the Dealer Manager for information on the telephone number set forth on the last page of this Consent Solicitation Memorandum.

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes whether such intermediary would require to receive instructions to participate in, or revoke their instruction to participate in, any Proposal before the deadlines specified above. The deadlines set by each Clearing System for the submission and withdrawal of Electronic Voting Instructions will also be earlier than the relevant deadlines above.

THE PROPOSAL

Set forth below is a summary of the Proposal. This summary does not purport to be complete and is qualified in its entirety by reference to the Notice of the Meeting, the Extraordinary Resolution therein and the Proposal Documents, and all such documents, and not this summary, should be considered for the full and complete terms of the Extraordinary Resolution. The form of Notice of the Meeting and the Extraordinary Resolution is attached hereto as Exhibit A, and a copy of the Trust Deed, the agency agreement dated 30 September 2004 (the “Agency Agreement”) and the offering circular dated 29 September 2004 relating to the Notes (which includes the form of the U.S.$500,000,000 loan agreement dated 29 September 2004 between Standard Bank as lender and Naftogas as borrower (as may be amended, modified, varied, supplemented and/or restated from time to time, the “Naftogas Loan Agreement”), as well as the Proposal Documents (a) are available (i) on request from the Tabulation Agent and (ii) for collection or inspection during normal business hours at the specified office of the The Bank of New York Mellon (formerly known as The Bank of New York) (the “Principal Paying Agent”), and (b) will also be available for inspection at the offices of Latham & Watkins (London) LLP at 99 Bishopsgate, London EC2M 3XF, United Kingdom, from the time 15 minutes before and during the Meeting.

In addition, draft versions of the (i) terms and conditions of the Naftogas Notes (the “New Conditions”), (ii) the New Trust Deed constituting the Naftogas Notes and (iii) the Deed of Guarantee (as defined below) are attached hereto as Exhibits B, C and D, respectively.

Any capitalised terms which are used in the following summary of the Proposal in this section of the Consent Solicitation Memorandum but not otherwise defined have the meanings assigned thereto in the Trust Deed.

Background to the Proposal

Naftogas, which is wholly owned by the state of Ukraine, is a vertically integrated oil and gas company, and one of the largest companies in Ukraine. Naftogas concentrates its business activities in the following three principal areas: (i) oil and gas exploration, production and refining activities; (ii) oil and gas transportation and storage activities; and (iii) wholesale distribution of oil, gas and petroleum products.

Set forth below is a discussion of certain factors that have led the Borrower to invite the Noteholders to approve the Proposal, on the terms and subject to the conditions set forth in this Consent Solicitation Memorandum.

The Ukrainian gas market experienced a number of significant transformations from 2006 through 2008 which have adversely effected Naftogas’ results of operations and financial condition (including its liquidity), primarily due to various significant changes in Naftogas’ operations including, among other things, with respect to the supply of gas to Ukraine, the selling of gas into Ukraine, gas transportation tariffs, and the price of gas imported to Ukraine. On 4 January 2006, Naftogas entered into a trilateral agreement with Gazprom (Russian Federation) and RosUkrEnergo AG (Switzerland) (“RUE”). During 2006 and 2007, this agreement adversely impacted the results of operations and liquidity of Naftogas. Moreover, this agreement resulted in substantial changes in the activities of Naftogas.

In addition, as a consequence of the increase in the price of gas and the impact of the global financial and economic crisis, beginning in January 2009, demand for gas from Naftogas’ Ukrainian industrial customers decreased significantly, and customers in various categories, who were adversely affected by financial and economic conditions, began paying their bills late and not in full. The decrease in demand for gas and the deterioration of the aforementioned payment discipline among gas customers adversely affected Naftogas’ ability to generate sufficient cash inflow from its operating activities to settle its financial obligations. See “National Joint-Stock Company “Naftogas of Ukraine”–Recent Developments–Ukrainian Gas Market”

As of 31 December 2008, Naftogas’ current liabilities exceeded its current assets by approximately UAH 14.01 billion (U.S.$1.82 billion) (as compared to approximately UAH 16.24 billion (U.S.$3.22 billion) as of 31 December 2007) and, for the year ended 31 December 2008, the loss attributable to equity holders of Naftogas amounted to approximately UAH 1.94 billion (U.S.$368.3 million). Moreover, as of 31 December 2008, Naftogas had current borrowings outstanding of approximately UAH 19.63 billion (U.S.$2.55 billion) (as compared to current borrowings outstanding of approximately UAH 3.46 billion (U.S.$685.15 million) as of 31 December 2007). This increase was primarily due to the increase of short-term borrowings entered into for the purposes of the settlement of trade payables for purchased gas, which was injected into underground storage facilities. The increase in current borrowings was also partially due to foreign currency exchange losses of UAH 5.76 billion (U.S.$1.09 billion) related to translation of foreign currency denominated borrowings into

Hryvnia, which were primarily the result of the devaluation of the Ukrainian hryvnia against the U.S. dollar in the fourth quarter of 2008. In addition to foreign currency exchange losses, the increase in borrowings was also the result of Naftogas’ inability to pass on immediate increases in natural gas prices to certain categories of its ultimate customers (including residential consumers, State-financed entities and municipal heating companies). See “Risk Factors – Risks Relating to Naftogas – Naftogas’ results of operations and financial condition (including its liquidity) have been adversely affected in recent years” and “National Joint-Stock Company “Naftogas of Ukraine”–Recent Developments–Financial Condition”.

Naftogas is obligated to make significant payments to settle debt under loans maturing in 2009, and to make current payments for imported gas and other payments in the course of its operating activity. As at the date of this Consent Solicitation Memorandum, Naftogas is in compliance with its obligations with respect to the repayment of loans (i.e., both principal and interest payments) as well as payments for imported natural gas on a timely basis and in the full amount. In addition, as at the date of this Consent Solicitation Memorandum, Naftogas has entered into agreements with Ukrainian banks which have allowed Naftogas to defer the repayment of loans in the amount of UAH 12.6 billion (U.S.$1.58 billion) from 2009 to 2010, with UAH 3.45 billion (U.S.$ 431 million) falling due in the first quarter of 2010, UAH 6.86 billion (U.S.$858 million) falling due in the second quarter of 2010, and UAH 2.0 billion (U.S.$ 250 million) falling due in the third quarter of 2010.

During 2009, Naftogas began negotiations with its lenders to restructure its debts to foreign banks amounting to approximately U.S.$1.6 billion (including the U.S.$500.0 million represented by the Notes), aiming to extend payment terms and to amend other substantial terms of its loan undertakings. In addition to the issuance of the Guarantee by the Government, the Government and Naftogas have undertaken several initiatives intended to improve Naftogas’ results of operations and financial condition (including its liquidity), including, among other things, the following:

•

the Cabinet of Ministers approved Naftogas’ financial plan for 2009, which assumes that Naftogas will receive subsidies from the State Budget in 2009 in a total amount of UAH 7.3 billion (U.S.$913.07 million) (UAH 3.7 billion (U.S.$462.79 million) of which had been received as of 31 August 2009) to compensate for losses arising on gas sales to local heating entities in 2009;

•

also in accordance with Naftogas’ financial plan for 2009, it is expected that selling prices for gas will be increased by 20.0% for residential customers in October 2009 and will be increased by 20.0% for local heating entities beginning in October 2009;

•

according to a resolution of the Cabinet of Ministers, the largest Naftogas entities are permitted to defer the payment of taxes in 2009 for a period of 60 months in a total amount of UAH 6.7 billion (U.S.$838.02 million);

•

Naftogas has entered into agreements with Ukrainian banks which have allowed Naftogas to defer the repayment of loans in the amount of UAH 12.6 billion (U.S.$1.58 billion) from 2009 to 2010 as described in more detail above;

•

Naftogas has been able to purchase foreign currency from the NBU at the NBU exchange rate as at the date of the purchase, which is below the market rate, in an amount sufficient for Naftogas to purchase foreign currency for the purpose of making settlements for imported natural gas;

•

the Government executed a decision to increase Naftogas’ statutory fund by UAH 18.6 billion (U.S.$2.33 billion) through the issue of shares of existing nominal value and their exchange for T-bills; and

•

in accordance with the Resolution of the Cabinet of Ministers dated 8 July 2009 No. 711, on 4 August 2009, T-bills in the amount of UAH 18.6 billion (U.S.$2.33 billion) were credited to the securities account of Naftogas opened with Oschadbank. For purposes of making settlements with Gazprom for natural gas imported between July and August 2009, Naftogas partially sold the T-bills to Oschadbank with proceeds of such sales amounting toU.S.$600 million and UAH 350 million on 5 August 2009 and 3 September 2009, respectively. The relevant agreements relating to the sale of the T-Bills oblige Naftogas to buy back the T-Bills before 3 November 2009 and 30 September 2009, respectively.

The Government and Naftogas believe that the combination of the aforementioned initiatives, when fully enacted, in addition to the restructuring of Naftogas’ outstanding borrowings, will provide Naftogas with additional funds that will enable it to settle its current debts and to operate as a going concern. Naftogas’ ability to continue as a going concern is dependent, inter alia, on a successful debt restructuring, monetisation of various programmes, securing new loans from commercial banks (including both foreign and domestic lenders), and actions of the Government intended to improve Naftogas’ results of operations and financial condition (including its liquidity). There can be no assurance, however, that these initiatives or the restructuring of Naftogas’ debt will be successful; this material uncertainty casts significant doubt about Naftogas’ ability to continue as a going concern (as indicated in Ernst &Young’s qualified audit reports and Note 2 to the Financial Statements).

The current financial position of Naftogas and adverse conditions in the international capital markets also make it unlikely that Naftogas will be able to raise new debt capital to support its liquidity or capital investment needs in the short-term, and there can be no assurance that Naftogas will be able to successfully restructure its international debt obligations. The Government’s willingness to issue the Guarantee and the Borrower’s invitation to the Noteholders to approve the Proposal, on the terms and subject to the conditions set forth in this Consent Solicitation Memorandum, are intended to help address this uncertainty and Naftogas’ liquidity and capital investment needs. See “Risk Factors–Risks Relating to Naftogas–Naftogas may not be able to successfully restructure its debt obligations and this material uncertainty casts significant doubt on Naftogas’ ability to continue as a going concern” and “National Joint-Stock Company “Naftogas of Ukraine” – Recent Developments – Restructuring”.

Summary of the Proposal

Noteholders should consider carefully (i) the existing documentation relating to the Notes (including, but not limited to, the Conditions, the Trust Deed, the Agency Agreement and the Naftogas Loan Agreement) (the “Existing Documents”) and (ii) the Proposal Documents, in deciding what action to take in relation to the Extraordinary Resolution. In addition, Noteholders should consider the information set forth herein in relation to the Borrower and the Guarantor as well as the risk factors set forth in the section entitled “Risk Factors”. The following summary indicates the principal terms of the Proposal. It is a summary only and is qualified in its entirety by the documents made available to the Noteholders and the disclosure set forth elsewhere in this Consent Solicitation Memorandum.

At the request of the Borrower, the Issuer has convened a Meeting and has requested the Noteholders to consider and, if thought fit, pass the Extraordinary Resolution which, subject to certain conditions set forth therein, will sanction and authorise the exchange of the Notes for Naftogas Notes, having the benefit of an unconditional and irrevocable sovereign guarantee from the Guarantor (the “Guarantee”). In order to give effect to the Proposal, Noteholders will be invited to authorise and instruct the Trustee to direct the Borrower to enter into the New Trust Deed constituting the Naftogas Notes, with The Bank of New York Mellon as trustee under the New Trust Deed (the “New Trustee”), and the agency agreement in relation to the Naftogas Notes (the “New Agency Agreement”), and to authorise and instruct the Trustee and the Borrower to enter into certain ancillary documentation as described in the Extraordinary Resolution. Noteholders will also be invited to authorise and direct the entry by the Trustee, the Issuer and Standard Bank into certain contractual documentation, described in the Extraordinary Resolution, to effect the cancellation of the SBL Loan and the Naftogas Loan, the cancellation of the Notes and the release of the Issuer and Standard Bank from all obligations and liabilities thereunder or in connection therewith. Noteholders will, at the same time, be invited to authorise and waive each and every Relevant Event, Default and/or Event of Default which may have occurred or which subsists on or at any time prior to the date of the Extraordinary Resolution.

The Naftogas Notes will be issued upon the terms set out in the New Conditions, substantially in the form attached hereto as Exhibit B, which include, among other things:

•	a maturity date in 2014;

•	an interest rate of 9.50 per cent. per annum;

•	events of default substantially consistent with the Guarantor’s outstanding note issuances (the “Guarantor’s Outstanding Notes”);

•	a negative pledge consistent with the Guarantor’s Outstanding Notes, but no other covenants by the Guarantor or Naftogas; and

•	provisions for the Naftogas Notes to be issued in registered form, and not in bearer form.

The Proposal has been formulated and is being proposed by the Borrower. None of the Issuer, Standard Bank or the Trustee nor any of their affiliates have been involved in the formulation of the Proposal and none of them accepts any responsibility or liability for the sufficiency or adequacy of the Proposal or the legality, validity or enforceability of the Proposal or the Proposal Documents or the Naftogas Notes. None of the Issuer, Standard Bank, the Trustee or the Dealer Manager nor any of their affiliates makes any recommendation to Noteholders as to whether or not to agree to the Proposal and to vote in favour of the Extraordinary Resolution.

PRICING ILLUSTRATION

In order to facilitate your understanding of the pricing of the Consent Solicitation, the Borrower and the Guarantor have prepared a pricing illustration. This example is for illustrative purposes only.

		Early Participation Calculation		Late Participation Calculation
Illustrative Principal Amount Exchanged		US$	1,000.00	US$	1,000.00

Naftogas Note Issue Price(1)	Price at which each Naftogas Note is issued		100.00%		100.00%

Exchange Ratio(2)			1.00		0.95

Amount of Naftogas Notes to be issued(3)		US$	1,000.00	US$	950.00

Notes:

(1)	Price at which the Naftogas Notes will be issued. Rounded to two decimal points.
(2)	Ratio of exchange price to new issue price for purposes of calculating the amount of Naftogas Notes received from the exchange. Rounded to two decimal points.
(3)

Product of the exchange ratio and the illustrative face amount exchanged. Equivalent face value amount in Naftogas Notes that the exchanging party would receive in this example. Rounded to two decimal points.

RISK FACTORS

The Naftogas Notes involve a high degree of risk. Noteholders should carefully consider, in particular, the following risk factors, together with the other information set out in this Consent Solicitation Memorandum before making a decision to consent to the proposed amendments. Noteholders should understand that the risks set forth below (which do not purport to be exhaustive) could, individually or in the aggregate, have a material adverse effect on Naftogas’ business, results of operations, financial condition and prospects, Naftogas’ capacity to repay principal and make payments of interest on the Naftogas Notes or on Ukraine’s capacity to perform its obligations under the Guarantee. These risks also could cause trading in the Naftogas Notes to be volatile and adversely affect the trading price of the Naftogas Notes. This section describes the risks and uncertainties that Naftogas and Ukraine believe are material, but these risks and uncertainties may not be the only ones that Naftogas and Ukraine face. Additional risks and uncertainties, including those that Naftogas and Ukraine currently do not know about or deem to be immaterial, may also result in a material adverse effect on Naftogas’ business, results of operations, financial condition and prospects, Naftogas’ capacity to repay principal and make payments of interest on the Naftogas Notes or on Ukraine’s capacity to perform its obligations under the Guarantee. Such risks also could cause trading in the Naftogas Notes to be volatile and adversely affect the trading price of the Naftogas Notes. Words and expressions defined in the New Conditions or elsewhere in this Consent Solicitation Memorandum have the same meanings in this section

Risks Relating to Naftogas

Naftogas’ results of operations and financial condition (including its liquidity) have been adversely affected in recent years.

The Ukrainian gas market experienced a number of significant transformations from 2006 through 2008 which have adversely affected Naftogas’ results of operations and financial condition (including its liquidity), primarily due to various significant changes in Naftogas’ operations including, among other things, with respect to the supply of gas to Ukraine, the selling of gas into Ukraine, gas transportation tariffs, and the price of gas imported to Ukraine. On 4 January 2006, Naftogas entered into a trilateral agreement with Gazprom (Russian Federation) and RosUkrEnergo AG (Switzerland) (“RUE”). During 2006 and 2007, this agreement adversely impacted the results of operations and liquidity of Naftogas. Moreover, this agreement resulted in substantial changes in the activities of Naftogas, including the following:

•	in 2006 and 2007, the function of supplying natural gas to Ukraine was assigned to RUE;

•	Naftogas and RUE agreed to establish a 50:50 joint venture (Ukrgaz-Energo) to sell natural gas imported to Ukraine from the Russian Federation during 2006 and 2007;

•

the gas transportation tariff charged by Naftogas to customers in Western Europe was increased by 47.0% and was fixed until the beginning of 2011 (however, beginning on 1 January 2008, this gas transportation tariff was further increased by 6.25% to U.S.$1.70 per one hundred kilometres for transit services per 1,000 cubic metres of gas); and

•	the imported gas price for Naftogas substantially increased (by approximately 73.0%) from 1 January 2006 to 31 December 2006.

In addition, as a consequence of the increase in the price of gas and the impact of the global financial and economic crisis, beginning in January 2009, demand for gas from Naftogas’ Ukrainian industrial customers decreased significantly, and customers in various categories, who were adversely affected by financial and economic conditions, began paying their bills late and not in full. The decrease in demand for gas and the deterioration of the payment discipline among gas customers adversely affected Naftogas’ ability to generate sufficient cash inflow from its operating activities to settle its financial obligations. See “National Joint-Stock Company “Naftogas of Ukraine”–Recent Developments–Ukrainian Gas Market.”

As of 31 December 2008, Naftogas’ current liabilities exceeded its current assets by approximately UAH 14.01 billion (U.S.$1.82 billion) (as compared to approximately UAH 16.24 billion (U.S.$3.22 billion) as of 31 December 2007) and, for the year ended 31 December 2008, the loss attributable to equity holders of Naftogas amounted to approximately UAH 1.94 billion (U.S.$368.3 million). Moreover, as of 31 December 2008, Naftogas had current borrowings outstanding of approximately UAH 19.63 billion (U.S.$2.55 billion) (as compared to current borrowings outstanding of approximately UAH 3.46 billion (U.S.$685.15 million) as of 31 December

2007). This increase was primarily due to the increase of short-term borrowings entered into for the purposes of the settlement of trade payables for purchased gas, which was injected into underground storage facilities. The increase in current borrowings was also partially due to foreign currency exchange losses of UAH 5.76 billion (U.S.$1.09 billion) related to translation of foreign currency denominated borrowings into Hryvnia, which were primarily the result of the devaluation of the Ukrainian hryvnia against the U.S. dollar in the fourth quarter of 2008. In addition to foreign currency exchange losses, the increase in borrowings was also a result of Naftogas’ inability to pass on immediate increases in natural gas prices to certain categories of its ultimate customers (including residential consumers, State-financed entities and municipal heating companies). See “National Joint-Stock Company “Naftogas of Ukraine”–Recent Developments–Financial Condition.”

Naftogas may not be able to successfully restructure its debt obligations and this material uncertainty casts significant doubt on Naftogas’ ability to continue as a going concern.

Naftogas is obligated to make significant payments to settle debt under loans maturing in 2009, and to make current payments for imported gas and other payments in the course of its operating activity. As at the date of this Consent Solicitation Memorandum, Naftogas is in compliance with its obligations with respect to the repayment of loans (i.e., both principal and interest payments) as well as payments for imported natural gas on a timely basis and in the full amount. During 2009, Naftogas began negotiations with its lenders to restructure its debts to foreign banks amounting to approximately U.S.$1.6 billion (which amount includes the U.S.$500 million represented by the Notes), with the intent of extending payment terms and amending other material terms of its loan undertakings. In addition to the issuance of the Guarantee by the Government, the Government and Naftogas have undertaken several initiatives intended to improve Naftogas’ results of operations and financial condition (including its liquidity). For example, as at the date of this Consent Solicitation Memorandum, Naftogas has entered into agreements with Ukrainian banks which have allowed Naftogas to defer the repayment of loans in the amount of UAH 12.6 billion (U.S.$1.58 billion) from 2009 to 2010, with UAH 3.45 billion (U.S.$431 million) falling due in the first quarter of 2010, UAH 6.86 billion (U.S.$858 million) falling due in the second quarter of 2010, and UAH 2.0 billion (U.S.$250 million) falling due in the third quarter of 2010. Naftogas’ ability to continue as a going concern is dependent, inter alia, on a successful debt restructuring, various monetisation programmes, securing new loans from commercial banks (including both foreign and domestic lenders), and actions of the Government intended to improve Naftogas’ results of operations and financial condition (including its liquidity). There can be no assurance, however, that these initiatives or the restructuring of Naftogas’ debt will be successful; this material uncertainty casts significant doubt about Naftogas’ ability to continue as a going concern (as indicated in Ernst & Young’s qualified audit reports and Note 2 to the Financial Statements). The current financial position of Naftogas and adverse conditions in the international capital markets also make it unlikely that Naftogas will be able to raise new debt capital to support its liquidity or capital investment needs in the short-term.

Naftogas has in the past breached certain of its financial reporting covenants relating to the provision of its financial statements and future breaches of these or other covenants could result in events of default which, in turn, could result in cross-defaults and the acceleration of Naftogas’ debt.

Certain terms of loan agreements between Naftogas and international financial institutions contain various restrictive financial and other covenants and also allow the lenders, at their discretion, to declare an event of default on the occurrence of a material adverse effect on Naftogas’ business. Naftogas failed to timely provide its 2007 and 2006 IFRS-compliant audited consolidated financial statements to its bondholders and foreign lenders as required by the documentation governing its bonds and loans. To cure this failure, such financial statements were provided to bondholders and foreign lenders promptly after release of the relevant auditors’ reports on 22 April 2008 and 29 December 2008, respectively. In 2009, Naftogas again failed to provide its 2008 IFRS-compliant audited consolidated financial statements to its bondholders and foreign lenders as required by the documentation governing its bonds and loans. This recent failure was remedied on 28 August 2009. Under the terms of the documentation governing its bonds and loans, if the bondholders and/or foreign lenders notify Naftogas of a breach of any of its obligations and Naftogas fails to cure such breach within the relevant grace period, Naftogas would be in default thereunder. Such default would permit creditors of Naftogas to accelerate its debt, which would in turn cause cross-defaults under any other debt of Naftogas, thus leading to the potential acceleration of Naftogas’ approximately U.S.$1.6 billion of debt. Although Naftogas is currently in compliance with its covenants under various agreements governing its indebtedness, an aggregate principal amount of U.S.$500.0 million in debt represented by the Notes will become due and payable on 30 September 2009. Any failure by Naftogas to repay such debt would constitute an event of default under the relevant documentation related thereto which, in turn, would result in events of default under various documentation related to certain other indebtedness of Naftogas. See “National Joint-Stock Company “Naftogas of Ukraine”–Recent Developments–Agreements Relating to Indebtedness and Defaults”.

Naftogas’ auditors have issued a qualified audited report and have identified material weaknesses in respect of Naftogas’ ability to prepare IFRS-compliant financial statements.

Ernst & Young, Naftogas’ auditors, have audited and rendered qualified audit reports on the Financial Statements, which are included elsewhere in this Consent Solicitation Memorandum. The audit reports include two qualifications relating to departures from IFRS and three modifications describing going concern issues and other matters. The qualifications to Ernst & Young’s audit reports relate to, among other things, the effect of the individual consolidated financial statements of JSC Ukrnafta (“Ukrnafta”), a Naftogas affiliate, historically being issued after Naftogas’ consolidated financial statements. As a result, Naftogas’ shares of changes in the net assets of Ukrnafta for the year ended 31 December 2007 were recognised in the consolidated income statement and consolidated statement of changes in equity for 2008, while Naftogas’ share of changes in the net assets of Ukrnafta for 2008 were not reflected in the Financial Statements. Accordingly, it is possible that Naftogas’ consolidated results of operation for 2008 would be different if equity method procedures had been performed in accordance with IAS 28. The modifications to Ernst & Young’s audit as enumerated in their audit reports relate to, among other things, Naftogas’ ability to continue as a going concern. See Note 2 to the Financial Statements. In addition, the Financial Statements include consolidated financial information of nine, but not all, of Naftogas’ subsidiaries, which, together, comprise approximately 95% of the total assets and total turnover of Naftogas. The consolidation, however, does not include all companies controlled by Naftogaz, as required by IAS 27. Thus it is possible that Naftogas’ consolidated results of operation would be different if consolidation procedures had been performed in accordance with IFRS requirements. In addition to the qualifications to the audit reports, potential investors in the Naftogas Notes should also be aware that the Financial Statements include as assets of Naftogas the oil and gas transportation systems and storage facilities, which Naftogas operates as fixed assets despite the fact that these assets are owned by the Government rather than Naftogas. Finally, Ernst &Young has identified certain material weaknesses of with respect to Naftogas’ internal controls in respect of the preparation of IFRS-compliant financial statements.

There is limited financial information available in respect of Naftogas in relation to the period subsequent to 31 December 2008.

The reporting and accounting practices applicable to Ukrainian companies differ from those applicable to similar companies in European countries in significant respects. In addition, less publicly available information and information of a different scope or form may be available to investors in securities issued by Ukrainian companies than from that available to investors in securities issued by companies incorporated in more developed countries. Moreover, Naftogas does not publish interim financial statements, and no financial statements prepared in accordance with IFRS are available to prospective investors in the Naftogas Notes for Naftogas in respect of any period subsequent to 31 December 2008. Accordingly, there can be no assurance that the current results of operations or financial condition of Naftogas are not materially worse than as presented in the Financial Statements.

Naftogas is subject to a number of material legal proceedings in various jurisdictions.

Since it became a joint stock company, Naftogas has been involved in a number of litigation matters, including matters inherited from its predecessor, Ukrgazprom. Moreover, Naftogas is currently subject to a number of material legal proceedings with its trade creditors as well as other third parties in various jurisdictions, including Ukraine, Sweden and Hungary. As at the date of this Consent Solicitation Memorandum, the aggregate amount of claims to which Naftogas is subject was approximately UAH 10.0 billion (U.S.$1.25 billion) for legal proceedings initiated in Ukraine and UAH 28 billion (U.S.$3.5 billion) for legal proceedings initiated both by Naftogas and against it in various foreign jurisdictions. Among various other claims, the largest claim to which Naftogas is subject was initiated by RUE in April 2008 pursuant to an arbitration proceeding against Naftogas at the Arbitration Institute of the Stockholm Chamber of Commerce; during 2008 and 2009, Naftogas filed counterclaims against RUE, while RUE raised further claims against Naftogas, the aggregate amount of claims of each party being material. As of 28 August 2009, all such claims and counterclaims have been consolidated in one dispute being reviewed by the arbitration tribunal, which is anticipated to render an award in the second quarter of 2010. If Naftogas was found to be liable with respect to this or any other material claim, or a combination of claims that in the aggregate were material, it could have a material adverse effect on Naftogas’ results of operations and financial condition. Such a result could also lead to a reduction in revenue received by the Government from Naftogas which, in turn, would put pressure on the State Budget and could have a material adverse effect on Ukraine’s ability to perform its obligations under the Guarantee. See “National Joint-Stock Company “‘Naftogas of Ukraine”–Litigation.”

Naftogas is subject to other significant risks

In addition to the matters discussed above, Noteholders will be subject to a number of ongoing risks relating to Naftogas and its business, including the following:

•

Naftogas is a natural and regulated monopoly and is therefore subject to State-directed natural gas deliveries and provides gas transportation services in the Ukrainian market at mandated prices and tariffs, which may not be sufficient to allow Naftogas to pass on its costs to consumers, thus adversely impacting Naftogas’ ability to generate sufficient revenues;

•

the State is the sole shareholder of Naftogas as well as the regulator of the oil and gas industry in Ukraine and thus exerts influence over Naftogas as both a shareholder and a regulator, and there can be no assurance that the Government will not change its policies in respect of Naftogas or the conduct of its business (including replacing Naftogas’ management);

•	Naftogas is a vertically integrated holding company and, under Ukrainian law, could be required to return the shares of its subsidiaries and/or its fixed assets to the State;

•

Naftogas is required to contribute a percentage of its net income to the State which could, depending on Naftogas’ financial performance, adversely affect Naftogas’ results of operations and financial condition;

•	the State owns the oil and gas assets operated by Naftogas and thus the enforcement of any judgment against Naftogas by creditors thereof would be restricted under Ukrainian law;

•

Naftogas has a mutual dependency with Gazprom for, among other things, the transportation and transit of gas through, and gas supply to, Ukraine; this relationship has and continues to be tenuous and has, in the past, led to interruptions in the transportation and transit of gas through, and gas supply to, Ukraine which, in turn, has adversely affected Naftogas’ results of operations and financial condition;

•

Naftogas relies on certain of its material contracts to conduct its business, including agreements with Gazprom, the termination or breach of which could have a material adverse effect on Naftogas’ results of operations and financial condition;

•

fluctuations in international oil prices (upon which gas prices are based) significantly impact Naftogas’ results of operations and its ability to generate positive cash flows, which, in turn, impacts Naftogas’ ability to fulfil its current and future payment obligations;

•

in the six-month period ended 30 June 2009, Naftogas experienced difficulties with respect to payment collection for gas supplied under agreements with municipal heating companies, which account for approximately 15% of the gas supplied to the Ukrainian gas market, and continued payment collection difficulties from these or other customers could have a material adverse effect on Naftogas’ results of operations and financial condition; and

•	Naftogas’ oil and gas exploration, production and transportation operations may be adversely affected by many factors, including, but not limited to, the following:

•	Naftogas’ inability to fund capital expenditures necessary to maintain or expand its business;

•

decreased demand in European countries for oil and gas, as a significant percentage of Naftogas’ business is the transportation of oil and gas due to the fact that the Ukrainian economy is heavily dependent on the oil and gas sector;

•	the failure of Naftogas to maintain and/or obtain necessary licenses and permits to operate its business;

•

inaccurate estimates of quantities of proven reserves and projected future rates of production and the related timing of development expenditures, all which are subject to inherent uncertainties and could result in greater-than-projected costs and lesser-than-projected revenues;

•	unsuccessful exploration and development of potential reserves, including with respect to exploratory drilling, or greater-than-projected costs in respect of such activities;

•	interruptions in Naftogas’ refining operations, which are subject to inherent risks including, but not limited to, fires, floods, accidents and explosions;

•

damage or destruction of Naftogas’ natural gas and petrol refuelling stations, which are subject to inherent risks including, but not limited to, pipeline ruptures, explosions, release of toxic substances, fire and other hazards;

•	the potential inadequacy of insurance in the event of a loss;

•	increased competition from Ukrainian market participants;

•	increased costs associated with complying with environmental laws; and

•	the loss of members of Naftogas’ key management.

Risk Factors Relating to Ukraine

Ukraine’s economy is vulnerable to fluctuations in the global economy.

When the global economic and financial situation began to deteriorate in 2008, the effect on Ukraine’s economy was particularly severe.

In particular, because Ukraine is a major producer and exporter of metal and agricultural products, the Ukrainian economy is especially vulnerable to world commodity prices and the imposition of import tariffs by the United States, the EU or by other major export markets. For instance, Ukraine’s industrial output has decreased dramatically starting from the 4th quarter of 2008: the full-year decline in industrial output in 2008 amounted to 3.1%, compared to a growth of 10.2% in 2007. Industrial output further declined in the seven months ended 31 July 2009 by 30.4%, as compared to 7.3% growth for the same period in 2008. In addition, consumer price inflation in Ukraine was 9.1% in 2006, 12.8% in 2007, 25.2% in 2008 and 17.3% for the seven months ended 31 July 2009, in each case as compared to the corresponding period of the previous year. Wholesale prices are also vulnerable to the increases in world prices for metal products and grain, as well as natural gas and oil, and wholesale price inflation, or WPI, levels have been also high (at year-end 2008, Ukraine had 23.0% inflation over the end of the previous year as measured by WPI).

Further, Ukraine’s economy has been significantly affected by the global credit crunch that began in 2007, as a result of which international capital markets ceased to be available for Ukrainian borrowers. Reduced external financing available for Ukrainian companies contributed to a decline in industrial production and cutting down of investment projects and capital expenditures generally. A sustained deterioration of global or regional economic conditions may lead to a further worsening of the economic and financial crisis in Ukraine. Any such developments, including continued unavailability of external funding and increases in world prices for goods imported to Ukraine or decreases in world prices for goods exported from Ukraine, may have or continue to have a material adverse effect on the economy and thus on the ability of Ukraine to perform its obligations under the Guarantee.

Investments in emerging market countries such as Ukraine carry risks not typically associated with risks in more mature markets.

An investment in a country such as Ukraine, which achieved independence less than 20 years ago and whose economy is in transition, is subject to substantially greater risks than an investment in a country with a more developed economy and more mature political and legal systems. Although some progress has been made since independence in 1991 in reforming Ukraine’s economy and political and judicial systems, to a large extent Ukraine still lacks the necessary legal infrastructure and regulatory framework that are essential to support market institutions, the effective transition to a market economy and broad-based social and economic reforms. In addition, Ukraine may become subject to heightened volatility due to regional economic, political or military conflicts. As a consequence, an investment in Ukraine carries risks that are not typically associated with investing in more mature markets.

These risks may be compounded by incomplete, unreliable or unavailable economic and statistical data on Ukraine, including elements of the information provided in this Consent Solicitation Memorandum. See “ — Official economic data and third-party information may not be reliable”.

Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their consent to the proposed amendments is appropriate. Generally, investments in emerging markets, such as Ukraine, are only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult their own legal and financial advisors before making a decision with respect to this consent solicitation.

Ukraine’s Government may be unable to sustain political consensus, which may result in political instability.

Historically, a lack of political consensus in the Verkhovna Rada, or Parliament, of Ukraine has made it difficult for the Government to sustain a stable coalition of parliamentarians to secure the necessary support to implement a variety of policies intended to foster liberalisation, privatisation and financial stability.

The current Parliament was elected at the parliamentary elections held on 30 September 2007. In December 2007, the new Parliament appointed Yuliya Tymoshenko as the Prime Minister of Ukraine and endorsed the coalition Government formed by Our Ukraine – People’s Self Defense Bloc and Yuliya Tymoshenko’s Bloc. In September 2008, Our Ukraine – People’s Self Defense Bloc announced its withdrawal from the majority coalition, and Speaker of Parliament Arseniy Yatsenyuk officially announced termination of the majority coalition. On 9 October 2008, the President issued a decree dissolving the Parliament and designating 7 December 2008 as the date for new parliamentary elections. However, this decree was challenged in court and cancelled by a subsequent decree by the President. In December 2008, the Parliament elected its new Speaker, Volodymyr Lytvyn, and a new majority coalition was formed comprising three parliamentary factions: Our Ukraine – People’s Self Defense Bloc, Yuliya Tymoshenko’s Bloc and the Volodymyr Lytvyn Bloc.

The upcoming presidential elections, which have been the subject of a number of controversies between the Parliament and the President, may further contribute to political instability in Ukraine. In particular, on 12 May 2009, upon the President’s submission, the Constitutional Court of Ukraine resolved that the designation by the Parliament of 25 October 2009 as the date for elections was not constitutional. Subsequently, members of the Parliament and the President reached an agreement, and on 23 June 2009, the Parliament designated 17 January 2010 as the date of new presidential elections.

All major Ukrainian political leaders, including the incumbent President and Prime Minister, have announced their intention to participate in the elections. On 21 August 2009, Parliament approved a draft law amending the legislation governing presidential elections. The draft law introduces a number of changes to the procedures of election campaigns, formation and operation of election commissions and other matters related to the electoral process. On 14 September 2009, however, the President requested the Constitutional Court of Ukraine to opine on the constitutionality of certain provisions of the new law. There can be no assurance that this or any further challenges of the new law will not affect the process or results of the upcoming presidential elections or that successful presidential elections would result in an improvement of the political situation in Ukraine.

As at the date of this Consent Solicitation Memorandum, relations between the President, the Government and Parliament, as well as the procedures and rules governing the political process in Ukraine, including formation and dissolution of a coalition and of factions, remain in a state of uncertainty and may be subject to change through the normal process of political alliance-building or, if the required action is taken, through constitutional amendments and decisions of the Constitutional Court. Recent political developments have also highlighted potential inconsistencies between the Constitution of Ukraine and various laws and presidential decrees.

Furthermore, such developments have raised questions regarding the judicial system’s independence from economic and political influences. See “Description of the Guarantor — Recent Political Developments”.

A number of additional factors could adversely affect political stability in Ukraine, including:

•	failure to obtain or maintain the number of parliamentary votes required to form or maintain a stable Government;

•	lack of agreement within the factions that form a governing coalition;

•	court action taken by opposition parliamentarians against decrees and other actions of the President or Government; or

•	court action by the President against Parliamentary or Governmental resolutions or actions.

If political instability continues or heightens, it may have negative effects on the Ukrainian economy and, as a result, a material adverse effect on Ukraine’s capacity to perform its obligations under the Guarantee. Such instability could also cause trading in the Naftogas Notes to be volatile or adversely affect the trading price of the Naftogas Notes.

Political instability may affect economic indicators and result in a negative effect on the economy of Ukraine.

In recent years, Ukraine has undergone substantial political transformation from a constituent republic in a federal socialist state to an independent sovereign democracy. In parallel with this transformation, Ukraine is transitioning from a centrally planned economy to a market economy. However, this process of economic transition is not complete.

Although Ukraine made significant progress in 2007 and 2008 in increasing its gross domestic product (“GDP”), increasing real wages and improving its trade balance, political instability has compounded the more recent negative effects on key economic indicators of the global economic downturn. See “Economy of Ukraine” and “External Sector”. If political instability continues or heightens, it may have further negative effects on the Ukrainian economy and, as a result, a material adverse effect on Ukraine’s capacity to perform its obligations under the Guarantee. Such instability could also cause trading in the Naftogas Notes to be volatile or adversely affect the trading price of the Naftogas Notes.

Positive developments in the economy may not be achieved if certain important economic and financial structural reforms are not made.

The negative impact of the global economic and financial downturn has been compounded by weaknesses in the Ukrainian economy, which is sensitive to external and internal events. In particular, although the Government has generally been committed to economic reform, the implementation of reform has been impeded by lack of political consensus, controversies over privatisation (including privatisation of land in the agricultural sector and privatisation of large industrial enterprises), restructuring of the energy sector, and removal of exemptions and privileges for certain state owned enterprises or for certain industry sectors. The negative trends in the Ukrainian economy may continue while commodity prices on the external market remain low and access to foreign credit is limited, unless Ukraine undertakes certain important economic and financial structural reforms. The most critical structural reforms that need to be implemented or continued include: (i) comprehensive reforms of Ukrainian tax legislation with a view to broadening the tax base by bringing a substantial portion of the shadow economy into the reporting economy; (ii) reform of the energy sector through the introduction of uniform market-based energy prices and improvement in collection rates (and, consequently, the elimination of the persistent deficits in that sector); and (iii) reform of social benefits and pensions.

Failure to achieve the political consensus necessary to support and implement such reforms could adversely affect the country’s macroeconomic indices and economic growth. Furthermore, future political instability in the executive or legislative branches could hamper efforts to implement necessary reforms. There can be no assurance that the political initiatives necessary to achieve these or any other reforms described elsewhere in this Consent Solicitation Memorandum will continue, will not be reversed or will achieve their intended aims. Rejection or reversal of reform policies favouring privatisation, industrial restructuring and administrative reform may have negative effects on the economy and, as a result, a material adverse effect on Ukraine’s capacity to perform its obligations under the Guarantee.

In addition, the current global financial crisis has led to the collapse or bailout of some Ukrainian banks and to significant liquidity constraints for others. The crisis has prompted the government to inject substantial funds into the banking system amid reports of difficulties among Ukrainian banks and other financial institutions. See “The Banking System and Securities and Financial Services Markets in Ukraine—Recent Developments in the Banking Sector”. The continuation or worsening of the financial crisis, further insolvencies of Ukrainian banks, and the failure to adopt and implement a system of banking regulation that achieves an increased degree of soundness and stability in the nation’s banks could have a material adverse effect on the Ukrainian economy and the ability of Ukraine to perform its obligations under the Guarantee.

The Ukrainian currency is subject to volatility and depreciation

In view of the high dollarisation of the Ukrainian economy and increased activity of Ukrainian borrowers on external markets in 2005-2007, Ukraine has become increasingly exposed to the risk of hryvnia exchange rate fluctuations. Since September 2008, the interbank U.S. dollar/hryvnia exchange rate has fluctuated significantly. See “The Monetary System—Exchange Rates”. The official U.S. dollar/hryvnia exchange rate increased from UAH 4.85 per U.S. dollar as at 24 September 2008 to UAH 7.87 per U.S. dollar as at 19 December 2008. In total, in 2008, the hryvnia depreciated against the dollar by 52.5% and against the euro by 46.3% as compared to year-end 2007, and further depreciated against these currencies in the eight months ended 31 August 2009 by 3.8% and 5.7%, respectively. The National Bank of Ukraine, or NBU, sought to address the hryvnia instability by taking administrative measures (including certain foreign exchange market restrictions), and used approximately U.S.$11.3 billion of its foreign exchange reserves to support the Ukrainian currency in 2008 and the seven months ended 31 July 2009. The official exchange rate was UAH 8.01 to U.S.$1.00 as at 21 September 2009. The fluctuations in the U.S. dollar/hryvnia exchange rate have negatively affected the ability of Ukrainian borrowers to repay their indebtedness to Ukrainian banks (more than 50% of the domestic loans are denominated in foreign currency) as well as to external lenders.

The Ukrainian currency may depreciate further in the near future, given the absence of significant currency inflow from exports and foreign investment, as well as the need for borrowers to repay a substantial amount of short-term external private debt (estimated by the NBU to be approximately U.S.$19.7 billion as at 1 July 2009). Any further currency fluctuations may negatively affect the Ukrainian economy in general and, as a result, have a material adverse effect on Ukraine’s capacity to perform its obligations under the Guarantee.

Inability to obtain financing from external sources could affect Ukraine’s ability to meet financing expectations in its budget.

Ukraine’s internal debt market remains illiquid and underdeveloped as compared with markets in most western countries. See “Public Debt — Internal Debt”. In the wake of the emerging market crisis in the autumn of 1998 and until the second half of 2002, loans from multinational organisations such as the EBRD, the World Bank, the European Union (the “EU”) and the IMF comprised Ukraine’s only significant sources of external financing.

From 2003 until 2008, the international capital markets were Ukraine’s main source of external financing but they ceased to be available from mid-2008 due to the global economic and financial crisis. As a result, Ukraine sought IMF financing. In November 2008, the IMF approved a two-year Stand-By Arrangement (“SBA”) with Ukraine for approximately U.S.$16.4 billion to assist the Ukrainian Government in restoring financial and economic stability. The drawdowns of IMF financing are contingent upon Ukraine’s satisfaction of requirements including:

•	reducing the budget deficit by imposing additional taxes and taking other non-tax measures,

•	introducing a comprehensive approach to budget and fiscal sector management,

•	strengthening the independence of the NBU as the principal regulator in the banking sector and developing and implementing a comprehensive bank refinancing and restructuring programme, and

•	bringing domestic natural gas prices in line with international market prices.

According to the official IMF statements issued upon the second review of Ukraine’s economic performance under the SBA in July 2009, which was followed by the release of the U.S.$3.3 billion third tranche of the IMF financing, Ukraine’s authorities have succeeded in cutting down on non-priority expenditures and have taken a number of measures to restore viability in the natural gas sector. At the same time, IMF stressed that further fiscal measures and structural reforms should be implemented to ensure fiscal sustainability and restore confidence in the banking system. As at the date of this Consent Solicitation Memorandum, the total disbursements under the SBA amounted to approximately U.S.$10.6 billion.

If the international capital markets or syndicated loan markets continue to be unavailable to Ukraine, the Government would have to further rely to a significant extent on official or multilateral borrowings to finance part of the budget deficit, fund its payment obligations under domestic and international borrowings and support foreign exchange reserves. Additionally, Ukraine has indicated that, as part of its debt management policy, it plans to develop the internal debt market and to reduce its reliance on external debt financing. However, reliance on internal debt and unavailability of external financing may place additional pressure on Ukraine’s ability to meet its payment obligations.

External borrowings from multilateral organisations such as the IMF, the EBRD, the World Bank or the EU may be conditioned on Ukraine’s satisfaction of certain requirements, which may include, among other things, implementation of strategic, institutional and structural reforms; reduction of overdue tax arrears; absence of increase of budgetary arrears; improvement of sovereign debt credit ratings; and reduction of overdue indebtedness for electricity and gas. If Ukraine is unable to resort to the international capital markets or syndicated loan markets, a failure by official creditors and of multilateral organisations to grant adequate financing could put pressure on Ukraine’s budget and foreign exchange reserves and have a material adverse effect on its ability to perform its obligations under the Guarantee.

Adverse changes in global or Ukrainian economic conditions have resulted in several restructurings of Ukrainian commercial debt and a significant liquidity risk.

From 2006 to 2008, Ukraine’s total State debt, including State guarantees and other contingent obligations, as a percentage of GDP, was at a relatively moderate level, amounting to 14.8% at the end of 2006, 12.4% at the end of 2007 and 19.9% at the end of 2008. However, the Government expects that total State debt as a percentage of GDP will increase significantly, to 37.8% by the end of 2009 and to 37.0% by the end of 2010.

The country’s commercial debt has undergone a number of restructurings. In the last quarter of 1998 and in July 1999, Ukraine entered into voluntary agreements with the holders of various hedged domestic and foreign currency-denominated obligations. These restructurings, conducted in consultation with the IMF, allowed Ukraine to postpone repayment of a substantial portion of the maturing principal of such obligations to 2000 and 2001, and also involved the conversion of some domestic debt into U.S. dollar-denominated eurobonds. These measures were aimed at alleviating the liquidity problems then facing the Government.

In 2000, Ukraine faced a severe liquidity crisis stemming largely from the accumulation of large payments on its external debt falling due in 2000 and 2001 that it was unable to pay due to low levels of foreign exchange reserves, the deteriorating state of Ukraine’s economy and the inaccessibility of the international capital markets. These factors prompted Ukraine to undertake a comprehensive commercial debt restructuring exercise in the form of an exchange offer in which approximately U.S.$2.7 billion in aggregate of its commercial indebtedness was amended or exchanged on 14 April 2000 for notes that matured and were repaid in March 2007 and in follow-up exchange offers on similar terms on 15 March 2001 and on 15 November 2002 for notes that matured and were repaid in March 2007. The purpose of the exchange offers was to improve Ukraine’s debt servicing profile and balance of payments and alleviate the liquidity crisis facing the country. Following the 2000 exchange offer, in order to treat its creditors equally, Ukraine also restructured official debt falling due in 2000 and 2001 to its official creditors within the framework of the Paris Club. In February 2003, Ukraine agreed with Turkmenistan to reschedule U.S.$281 million of debt, which represented the amount Ukraine owed in arrears for gas deliveries by Turkmenistan in the 1990s and was repaid in April 2007. See “Public Debt — External Public Debt — Official Creditors”.

The substantial payment obligations of Ukraine and many state-owned companies falling due in 2009 and 2010 (including debt repayments, payments for natural gas supplied for domestic consumption to Ukraine) will exert additional pressure on Ukraine’s liquidity. This pressure will intensify if the State does not meet its budget revenue targets in 2009. Based on trends as of 1 September 2009 and absent possible positive developments before year end, the Government believes that actual revenues accruing to the general fund of the State budget may fall short of the amount budgeted in the most recent plan for 2009 by up to approximately UAH 30.0 billion. Of that amount, approximately UAH 20 billion would reflect decreased VAT collections, while approximately UAH 10 billion would result from corporate income tax inflows that were lower than originally expected.

If these factors occur or persist, and if unavailability of funds in the international capital markets continues and Ukraine fails to raise further tranches of IMF financing, it may experience a lack of liquidity in late 2009 and 2010. See “—Failure by certain external sources to provide financing could affect Ukraine’s ability to meet financing expectations in its budget”.

The ratio of State external debt service (including principal, interest and fees but excluding debt owed to the IMF by the NBU) to GDP was approximately 1.4% in 2006, approximately 0.9% in 2007 and approximately 0.5% in 2008 and it is estimated that it will be approximately 1.8% by year-end 2009. Total State external debt service (excluding payments to the IMF by the NBU) was approximately U.S.$1,466.7 million in 2006, approximately U.S.$1,231.8 million in 2007 and approximately U.S.$897.0 million in 2008 and is expected by the Government to be approximately U.S.$2,173.6 million in 2009, exclusive of payments under the Guarantee, if any. Total State external debt service (excluding payments to the IMF by the NBU) is expected to decrease to U.S.$1.7 billion in each of 2010 and 2011, exclusive of payments under the Guarantee, if any. The increase in 2009 is expected because U.S.$500 million of floating rate notes were repaid in August 2009 and because bondholders exercised a put on CHF 768 million of 3.5% bonds initially due in 2018, which then became due in September 2009. See “Public Debt – Commercial Creditors”. Total IMF debt service and repayment was approximately U.S.$470.0 million in 2006, approximately U.S.$465.8 million in 2007 and approximately U.S.$385.2 million in 2008 and is expected by the Government to be approximately U.S.$254.1 million in 2009.

Continued adverse changes in global or domestic political and economic conditions or in the international capital markets may place renewed pressure on Ukraine’s foreign exchange reserves and increase its liquidity risk, which could in turn adversely affect its ability to comply with its payment obligations under the Guarantee.

Ukraine’s economy depends heavily on its trade flows with Russia and certain of the CIS and any major change in relations with Russia could have adverse effects on the economy.

Ukraine’s economy depends heavily on its trade flows with Russia and the rest of the Commonwealth of Independent States (the “CIS”), largely because Ukraine imports a large proportion of its energy requirements, especially from Russia (or from countries that transport energy-related exports through Russia). In addition, a large share of Ukraine’s services receipts comprise of transit charges for oil, gas and ammonia from Russia.

Ukraine therefore considers its relations with Russia to be of strategic importance. However, relations between Ukraine and Russia cooled to a certain extent due to factors including:

•	disagreements over the prices and methods of payment for gas delivered by the Russian gas supplier OJSC Gazprom (“Gazprom”) to, or for transportation through, Ukraine;

•	unresolved issues relating to the temporary stationing of the Russian Black Sea Fleet (Chernomorskyi Flot) in the territory of Ukraine; and

•	a Russian ban on imports of meat and milk products from Ukraine and anti-dumping investigations conducted by Russian authorities in relation to certain Ukrainian goods.

See “The Political Framework of Ukraine — International Relations — Regional Relationships”. If bilateral trade relations were to deteriorate, if Russia were to stop transiting a large portion of its oil and gas through Ukraine or if Russia halted supplies of natural gas to Ukraine, Ukraine’s balance of payments and foreign currency reserves could be materially and adversely affected.

Russia has, recently and in the past, threatened to cut off the supply of oil and gas to Ukraine in order to apply pressure on Ukraine to settle outstanding gas debts and maintain the low transit fees for Russian oil and gas through Ukrainian pipelines to European consumers. In line with its threats, Gazprom substantially decreased natural gas supplies to Ukraine in early January 2009, reportedly, due to failure by Naftogas to timely repay all outstanding debts owed to Gazprom for natural gas supplied to Ukraine for domestic consumption in 2008. Following negotiations between the governments of Russia and Ukraine and the signing of agreements between Naftogas and Gazprom setting out the terms of further natural gas supplies and transit through the territory of Ukraine, Gazprom on 20 January 2009 resumed natural gas supplies to Ukraine and Western Europe.

Prices for natural gas supplied by Gazprom for domestic consumption in Ukraine increased in each of 2006, 2007 and 2008 from U.S.$50 per 1,000 cubic metres as of 1 January 2005 to U.S.$179.5 per 1,000 cubic metres as of 1 January 2008. Pursuant to the recent agreements signed between Naftogas and Gazprom on 19 January 2009 for natural gas supplies and transit in 2009 through 2019, a price for natural gas supplied to Ukraine for domestic consumption and a tariff for transit of natural gas through the territory of Ukraine is to be determined pursuant to formulas set out in the agreements. The Government estimates that the average annual price for natural gas supplied for domestic consumption in Ukraine in 2009 will be approximately U.S.$228.0 per 1,000 cubic metres. See “Economy of Ukraine — Principal Sectors of the Economy — Oil and Gas”.

In addition, Naftogas and its subsidiaries contributed approximately 16.9%, 10.2%, 8.1% and 10.9% of Ukraine’s State Budget revenues for the seventh months ended 31 July 2009 and the years ended 31 December 2008, 2007 and 2006, respectively. Accordingly, to the extent that Naftogas’ results of operations are adversely affected in the future, whether by further Russian increases in gas supply prices or otherwise, the resulting reduction in revenue to Ukraine would put pressure on the State Budget and could have a material adverse effect on Ukraine’s ability to perform its obligations under the Guarantee.

Currently, approximately 20% of Ukrainian exports of goods go to Russia, while much of Russia’s exports of energy resources are delivered to the EU via Ukraine. Russia’s increases in the price for natural gas have adversely affected the pace of economic growth of Ukraine due to the considerable dependence of the Ukrainian economy on Russian exports of energy resources. Furthermore, although the gas price increases have increased pressure for reforms in the energy sector and modernisation of major energy-consuming industries of Ukraine through the implementation of energy-efficient technologies and the modernisation of production facilities, there can be no assurance that these reforms will be implemented successfully.

Political relations between Russia and Ukraine, which have become further strained in 2009, may adversely affect economic relations between the two countries. In August 2009, the presidents of the Russian Federation and Ukraine exchanged letters with regard to the most crucial issues affecting Ukraine-Russia relations, such as Ukraine’s intention to join NATO and to cooperate more closely with the EU, Ukraine’s support of Georgia, and efforts taken by the Ukrainian Government to reconsider the common Ukraine-Russia history. Relations with Russia will be influenced by the upcoming presidential elections in Ukraine as certain candidates position themselves as pro-Russia ones, while others support closer cooperation with the EU and NATO.

Any further adverse changes in Ukraine’s relations with Russia, in particular any such changes adversely affecting supplies of energy resources from Russia to Ukraine or Ukraine’s revenues derived from transit charges for Russian oil and gas, may have negative effects on the Ukrainian economy.

Relations with Russia and other CIS states may also affect Ukraine’s economy indirectly, through the actions of companies directly or indirectly owned or otherwise controlled by these states or their subdivisions and agencies. For example, in May 2008, the Russian company Tatneft filed a request for arbitration against Ukraine. According to its published financial reports, Tatneft is subject to significant influence by the government of Tatarstan, an autonomous republic within Russia. See “—Judicial or arbitral proceedings may result in significant foreign currency awards against Ukraine” and “Political Framework — Legal Proceedings”. There can be no assurance that actions of companies owned or controlled by foreign states would not have negative effects on the Ukrainian economy; such actions could have political as well as economic motives.

Failure to fulfil privatisation plans will adversely affect achievement of financing levels anticipated in the State Budget.

The State Budget is dependent to a significant extent on receipts from privatisations. See “Economy of Ukraine — Privatisation”. For 2007, target privatisation receipts were set at approximately UAH 10.6 billion, and actual privatisation receipts were only UAH 2.5 billion, or 23.2% of the annual target. For 2008, target privatisation receipts were initially set at approximately UAH 8.6 billion; this target was reduced to UAH 607.1 million in December 2008. Actual privatisation receipts in 2008 were UAH 482.7 million, or 79.4% of the revised annual target. The budgeted privatisation receipts for 2009 are approximately UAH 8.5 billion and in the seven months ended 31 July 2009, actual privatisation receipts were only UAH 565.4 million, or 6.7% of the target privatisation receipts.

A significant shortfall in actual privatisation receipts in 2007 and 2008 as compared to the respective targets was principally due to the failure to privatise OJSC “Ukrtelecom”, JSC “Odessa Port Plant” and six regional energy distribution companies. In particular, the State Property Fund of Ukraine (“SPF”) initially contemplated selling the shareholdings in the six regional energy distribution companies on Ukrainian stock exchanges by 30 June 2008. However, because the decision of the National Security and Defence Council dated 15 February 2008 instructed the Government not to permit the privatisation of companies in the fuel and energy, defence, transport, housing and other strategic sectors of the economy pending an approval of privatisation programmes governing the privatisation of state-owned assets in those sectors, the SPF cancelled these sales. In February 2009, the SPF decided to resume sales of the six regional energy distribution companies on a Ukrainian stock market, and as of the date of this Consent Solicitation Memorandum, the sales of two regional energy distribution companies have been completed and the sales of the remaining energy distribution companies are pending.

In 2007 and 2008, the President several times suspended decisions of the Cabinet of Ministers approving privatisation of JSC “Odessa Port Plant” with further requests to the Constitutional Court to opine on the constitutionality of the decisions of the Cabinet of Ministers. The sale of a 99.57% shareholding in the company was scheduled to take place in 2009 with an initial sale price of UAH 4.0 billion. However, on 17 September 2009, the President issued a decree suspending the Cabinet of Ministers’ authorisation of the privatisation of JSC “Odessa Port Plant” during 2009 and requested the Constitutional Court to opine on its constitutionality; the decree was promulgated and entered into force on 23 September 2009. In addition, one or more Ukrainian courts have reportedly enjoined any actions aimed at privatising the company. Despite the SPF’s stated intention to proceed with the privatisation of JSC “Odessa Port Plant”, in light of these developments, there can be no assurance that privatisation will be accomplished in 2009.

Meeting budgeted privatisation targets for 2009 depends on the successful sale of major assets, including JSC “Odessa Port Plant” and six regional energy distribution companies, all of which were due for privatisation in 2007 and 2008. In light of the low level of 2009 privatisation receipts realised through the date of this Consent Solicitation Memorandum, it is unlikely that budgeted privatisation receipts will be met in 2009 without privatisation of major assets. There can be no assurance that sufficient major assets will be privatised by year-end 2009 to realise all budgeted privatisation receipts. A significant shortfall in actual privatisation receipts compared to budgeted privatisation receipts may have negative effects on the performance of the State Budget and adversely affect the ability of Ukraine to perform its obligations under the Guarantee. See “Economy of Ukraine — Privatisation”.

Successful future privatisations will depend on the implementation of structural and other reforms. Meeting future privatisation receipt targets may also require the Government (with approval from the Parliament of Ukraine) to release for privatisation additional state-owned enterprises that are currently excluded from privatisation (as was the case with OJSC “Ukrtelecom” and JSC “Odessa Port Plant”), as these enterprises may prove more attractive to investors than certain of the non-excluded businesses. The SPF has prepared a draft law on the privatisation programme for 2007-2009, which was approved by Parliament in June 2007. However, it was not signed by the President and did not become effective. In 2008, the SPF prepared the draft privatisation programme for 2008-2012 which was approved by Parliament in a second reading in February 2009, but rejected in May 2009. In the absence of a clear privatisation programme, not all of the privatisation receipts budgeted as forecasted may be realised, which may create or contribute to future budget deficits. Litigation and related court orders may also delay specific privatisations, as has occurred in the past, or prevent them altogether. See “Economy of Ukraine—Privatisation”. In addition, the failure to privatise key state-owned assets may reduce the willingness of multilateral organisations to provide financial support to Ukraine. See “— Inability to obtain financing from external sources could affect Ukraine’s ability to meet financing expectations in its budget”.

Ukraine’s developing legal system creates risks and uncertainties for investors in Ukraine and for participants in the Ukrainian economy.

Since independence in 1991, as Ukraine has been developing from a planned to a market-based economy, the Ukrainian legal system has also been developing to support this market-based economy. Ukraine’s legal system is, however, in transition and is, therefore, subject to greater risks and uncertainties than a more mature legal system. In particular, risks associated with the Ukrainian legal system include:

•	inconsistencies between and among the Constitution of Ukraine and various laws, presidential decrees, governmental, ministerial and local orders, decisions, resolutions and other acts;

•	provisions in the laws and regulations that are ambiguously worded or lack specificity and thereby raise difficulties when implemented or interpreted;

•

difficulty in predicting the outcome of judicial application of Ukrainian legislation due to, amongst other factors, a general inconsistency in the judicial interpretation of such legislation in the same or similar cases;

•

the fact that not all Ukrainian resolutions, orders, decrees, decisions and similar governmental, regulatory and judicial acts are readily available to the public or available in comprehensibly organised form; and

•

the fact that the resolutions, decisions, clarifications and similar governmental, regulatory and judicial acts which by their nature do not have the same effect as primary legislation are capable of being challenged or questioned, including on the grounds that they contravene or contradict relevant primary legislation.

These and other factors that have an impact on Ukraine’s legal system make an investment in the Naftogas Notes subject to greater risks and uncertainties than an investment in a country with a more mature legal system.

Official economic data and third-party information may not be reliable.

Although a range of government ministries, along with the NBU and the State Statistics Committee of Ukraine, produce statistics on Ukraine and its economy, there can be no assurance that these statistics are as substantially complete or reliable as those compiled in many more developed countries. Prospective investors in the Naftogas Notes should be aware that figures relating to Ukraine’s GDP and many other aggregate figures cited in this Consent Solicitation Memorandum may be subject to some degree of uncertainty and may not be fully in accordance with international standards.

Furthermore, standards of accuracy of statistical data may vary from ministry to ministry or from period to period due to the application of different methodologies. In this Consent Solicitation Memorandum, data are presented as provided by the relevant ministry to which the data is attributed, and no attempt has been made to reconcile such data to the data compiled by other ministries or by other organisations, such as the IMF. Since the first quarter of 2003, Ukraine has produced data in accordance with the IMF’s Special Data Dissemination Standard.

There can be no assurance, however, that this IMF standard has been fully implemented or correctly applied. The existence of a sizeable unofficial or shadow economy may also affect the accuracy and reliability of statistical information. In addition, Ukraine has experienced variable rates of inflation, including periods of hyperinflation. Unless otherwise indicated, the information and figures presented in this Consent Solicitation Memorandum have not been restated to reflect such inflation and, as a result, period to period comparisons may not be meaningful. Prospective investors should be aware that none of these statistics has been independently verified.

Ukraine has also provided information on certain matters pertaining to documentation that belongs to independent third parties. In certain of these circumstances, Ukraine has relied on reported information in presenting such matters but is unable to independently verify such information.

Changes in relationships with western governments and institutions may affect competitiveness of Ukrainian manufacturers in export markets.

With effect from 16 May 2008, Ukraine became a member of the World Trade Organisation (the “WTO”). Ukraine continues to pursue the objectives of achieving a closer relationship with the North Atlantic Treaty Organisation (“NATO”) and the EU. With effect from 30 December 2005, Ukraine was given market economy status by the EU, though without any immediate prospect of EU membership for Ukraine. It is expected that any eventual accession of Ukraine to NATO would be made subject to a national referendum held after Ukraine has fulfilled all pre-accession formalities. See “Political Framework — International Relations”.

Any major changes in Ukraine’s relations with Western governments and institutions, in particular any such changes adversely affecting the ability of Ukrainian manufacturers to access or to fully compete in world export markets, may have negative effects on the economy and thus on the ability of Ukraine to perform its obligations under the Guarantee.

Ukraine has been identified by the media and analysts as having corruption and money laundering issues.

Independent analysts and media reports have identified corruption and money laundering as problems in Ukraine. Until February 2006, Ukraine was subject to monitoring by the Financial Action Task Force on Money Laundering and, until February 2004, was in its list of Non-Co-operative Countries and Territories. See “Political Framework — The Judicial System and Legal Framework”. Any future allegations of corruption in Ukraine or evidence of money laundering could have a negative effect on the ability of Ukraine to attract foreign investment and, more generally, on the economy of Ukraine and thus on Ukraine’s ability to perform its obligations under the Guarantee.

Uncertainties relating to the judicial system may hamper development of the economy.

The independence of the judicial system and its immunity from economic and political influences in Ukraine remain questionable. Although the Constitutional Court of Ukraine is the only body authorised to exercise constitutional jurisdiction and is generally viewed as impartial, the system of constitutional jurisdiction itself remains complicated and, accordingly, it is difficult to ensure smooth and effective removal of discrepancies between the Constitution and applicable Ukrainian legislation on the one hand and among various laws of Ukraine on the other hand.

The court system is understaffed and underfunded. Because Ukraine is a civil law jurisdiction, judicial decisions under Ukrainian law generally have no precedential effect. For the same reason, courts themselves are generally not bound by earlier decisions taken under the same or similar circumstances, which can result in the inconsistent application of Ukrainian legislation to resolve the same or similar disputes.

Not all Ukrainian legislation is readily available to the public or organised in a manner that facilitates understanding. Furthermore, to date only a small number of judicial decisions have been publicly available and, therefore, the role of judicial decisions as guidelines in interpreting applicable Ukrainian legislation to the public at large is generally limited.

The Ukrainian judicial system has become more complicated and hierarchical as a result of the recent judicial reforms. The generally perceived result of these reforms is that the Ukrainian judicial system is now even slower than before.

All of these factors make judicial decisions in Ukraine difficult to predict and effective redress uncertain and court orders are not always enforced or followed by law enforcement institutions. The uncertainties of the Ukrainian judicial system could have a negative effect on the economy and thus on the ability of Ukraine to perform its obligations under the Guarantee.

Judicial or arbitral proceedings may result in significant foreign currency awards against Ukraine.

From time to time, Ukraine, its state agencies and its political subdivisions become involved in disputes with various parties. These disputes most often involve issues of trade or inward investment, and are typically brought before arbitral panels, although court proceedings also occur. In proceedings in which claims are asserted against Ukraine, an adverse decision could result in the award of substantial damages or other remedies.

In particular, Ukraine is currently involved in arbitration against the Russian company OJSC “Tatneft” (“Tatneft”). See “The Political Framework of Ukraine—Legal Proceedings—Tatneft arbitration”. The arbitration concerns disputes over the shareholder structure and management of CJSC “Ukrtatnafta”, a Ukrainian company. Tatneft has named Ukraine as party to the arbitration on the basis of allegations that Ukraine violated an agreement between the Ukrainian and Russian governments on mutual protection of investments. Tatneft is currently seeking awards in excess of U.S.$2 billion. The arbitration tribunal is currently considering whether it has jurisdiction to decide this case. If the tribunal accepts jurisdiction and returns an award adverse to Ukraine, Ukraine may become liable to pay significant damages denominated in a foreign currency.

An adverse decision in the Tatneft arbitration, or in other proceedings resulting in awards of substantial damages or other monetary remedies denominated in currency other than the hryvnia, could strain Ukraine’s foreign currency reserves and have a negative effect on its ability to perform its obligations under the Guarantee.

Risks Relating to the Naftogas Notes and the Trading Market

Naftogas and the Guarantor may be unable to repay the Naftogas Notes at maturity

At maturity, Naftogas may not have the funds to fulfil its obligations under the Naftogas Notes and the Guarantor may not have the funds to fulfil its obligations under the Guarantee and may not be able to arrange for additional financing. If the maturity date of the Naftogas Notes occurs at a time when other arrangements prohibit Naftogas from repaying the Naftogas Notes or the Guarantor from meeting its obligations under the Guarantee, Naftogas or the Guarantor, as the case may be, would try to obtain waivers of such prohibitions from the lenders under those other arrangements, or it could attempt to refinance the borrowings that contain the restrictions. If Naftogas or the Guarantor, as the case may be, cannot obtain the waivers or refinance these borrowings, it may be unable to repay the Naftogas Notes or make payment under the Guarantee, as applicable.

The claims of Noteholders may be limited in the event that Naftogas is declared bankrupt

Ukrainian bankruptcy law is subject to varying interpretations. Accordingly, there are insufficient precedents to predict how any claims against Naftogas would be resolved in the event of the bankruptcy of Naftogas. In the event of the bankruptcy of Naftogas, its obligations to the Noteholders would be subordinated to the following obligations:

•	obligations secured by pledges of the assets of Naftogas;

•	expenditures associated with the conduct of bankruptcy proceedings, including severance pay;

•	obligations arising as a result of inflicting harm to the life or health of individuals;

•	payment of wages to the employees of Naftogas due as of the commencement of the bankruptcy procedure; and

•	tax and other mandatory payment obligations of Naftogas.

In the event of bankruptcy, Ukrainian bankruptcy law may materially adversely affect the ability of Naftogas to make payments to the Noteholders or the Trustee

In addition, Naftogas is subject to a temporary moratorium on enforcement against its fixed assets introduced by Ukrainian law in 2001. By virtue of the moratorium, enforcement against the fixed assets of Naftogas arising in connection with, inter alia, (a) court judgments and arbitration awards or (b) bankruptcy proceedings, is currently prohibited. As a result, creditors of Naftogas who seek to satisfy a judgment against the fixed assets of Naftogas may not be able to do so. In addition, according to the Law of Ukraine “On Pipeline Transportation”, no bankruptcy proceedings may be initiated against Naftogas or any of its subsidiaries or entities established by Naftogas. Accordingly, any action brought by a creditor before a competent Ukrainian court with a view to instituting bankruptcy proceedings against Naftogas would be rejected by the court.

Ukrainian counsel has advised that they believe there is no basis for challenging the validity of the Naftogas Notes or any transactions contemplated thereunder as contravening the requirements of Ukrainian legislation, although in view of the risks associated with the Ukrainian legal system as disclosed under “Risks Relating to Ukraine – Ukaine’s developing legal system creates risk and uncertainties for investors in Ukraine and for participants in the Ukrainian economy”, no assurance can be given that the courts in Ukraine would interpret this in the same manner.

Exchange rate risks and exchange controls generally

Principal and interest on the Naftogas Notes will be paid in U.S. dollars. This presents certain risks relating to currency conversions if an investor’s financial activities are denominated principally in a currency or currency unit (the “Investor’s Currency”) other than U.S. dollars. These include the risk that exchange rates may significantly change (including changes due to devaluation of U.S. dollars or revaluation of the Investor’s Currency) and the risk that authorities with jurisdiction over the Investor’s Currency may impose or modify exchange controls. An appreciation in the value of the Investor’s Currency relative to U.S. dollars would decrease (a) the Investor’s Currency equivalent yield on the Naftogas Notes, (b) the Investor’s Currency equivalent value of the principal payable on the Naftogas Notes and (c) the Investor’s Currency equivalent market value of the Naftogas Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Ukrainian currency control regulations could impact the ability of Naftogas to make payments to the holders under the Naftogas Notes

The NBU is empowered to define policies for, and regulate currency operations in Ukraine, and has the power to establish restrictions on currency operations, cross-border payments and procedure for the repatriation of profits. Ukrainian currency control regulations and practice may be subject to continual change, with the NBU exercising considerable autonomy in interpretation and application. The NBU regulations are subject to substantial change and varying interpretations which complicate the process of determining whether a licence is needed to make certain payments under the Naftogas Notes as well as the process of obtaining such a licence. If the NBU determines that a licence is required for payments by Naftogas under the Naftogas Notes, Naftogas will need to apply for a licence. Naftogas cannot assure investors that it will receive such a licence in such case. If Naftogas does not receive such a licence, no assurance can be given that it will be able to make payments under the Naftogas Notes. Current NBU regulations do not require that a license be obtained by the Guarantor in relation to any payments under the Guarantee, and the Guarantor will not be restricted by the respective NBU rules in its ability to perform under the Guarantee in the event Naftogas fails to obtain a license

Ukrainian courts may not enforce the gross-up obligations of Naftogas or the Guarantor.

Currently, Ukrainian law generally prohibits contractual provisions requiring one party to pay tax for another party. No official interpretation or guidance exists on whether such restriction would apply to the obligations of Naftogas set forth in Condition 7 of the Terms and Conditions of the Naftogas Notes or the obligations of the Guarantor set forth in Clause 4 of the Guarantee. Absent any such official interpretation or guidance regarding the validity of these tax gross-up obligations, a risk exists that a Ukrainian court may construe any such tax gross-up provisions as null and void.

Judgments relating to assets in Ukraine and Ukrainian assets in other Jurisdictions maybe difficult to enforce

Ukraine is a sovereign state. There is a risk that, notwithstanding the waiver of sovereign immunity by Ukraine, a claimant will not be able to enforce a court judgment against certain assets of Ukraine in certain jurisdictions (including the imposition of any arrest order or attachment or seizure of such assets and their subsequent sale) without Ukraine having specifically consented to such enforcement at the time when the enforcement is sought. Furthermore, Ukraine reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 with respect to actions brought against it in any court of or in the United States under any United States federal or state securities law.

It may not be possible to effect service of process against Ukraine in courts outside Ukraine or in a jurisdiction to which Ukraine has not explicitly submitted. Moreover, it may not be possible in the courts of Ukraine to enforce foreign court judgments against Ukraine that are predicated upon the laws of foreign jurisdictions without a re-examination of the merits of such judgment in the Ukrainian courts. Furthermore, if a foreign judgment were to provide for an enforcement procedure contravening Ukrainian law requirements, a Ukrainian court would likely refuse to recognise and enforce the judgment. Courts in Ukraine will not enforce a judgment obtained in a court established in a country other than Ukraine unless such enforcement is provided for by an international treaty ratified by Ukraine or by an ad hoc arrangement between such country and Ukraine providing for reciprocal enforcement of judgments, and then only in accordance with the terms of such treaty or arrangement. Such treaties are in existence with certain CIS and other countries including, among others, Cyprus, Turkey, Hungary, Bulgaria and China. However, there is no such treaty or arrangement in effect between Ukraine and Ireland, the United Kingdom or the United States.

The foreign exchange reserves of Ukraine are controlled and administered by the National Bank of Ukraine (the “NBU”), which is an independent central bank legally distinct from the Government of Ukraine (the “Government”). Accordingly, such reserves would not be available to satisfy any claim or judgment in respect of the Guarantee.

Risks relating to the Proposal

Responsibility for complying with the procedures of the Proposal and Consent Solicitation

Noteholders are responsible for complying with all of the procedures for submitting Electronic Voting Instructions or otherwise making the relevant arrangements in order to be able to vote. None of the Issuer, Standard Bank, the Borrower, the Guarantor, the Dealer Manager, the Trustee or the Tabulation Agent assumes any responsibility for informing any Noteholder of irregularities with respect to any votes (including any Electronic Voting Instructions).

No assurance the Proposal will be completed

Until the Extraordinary Resolution is passed and the Acceptance Conditions (including the entry into of relevant documentation) have been met (or, where permitted, waived), no assurance can be given that the Proposal will be completed.

Irrevocability of Voting Instructions

Under the terms of the Consent Solicitation and Proposal, Early Consent Instructions shall be irrevocable from the Early Expiration Deadline and Electronic Voting Instructions submitted following the Early Expiration Deadline shall be irrevocable.

Responsibility to consult advisers

Noteholders should consult their own tax, accounting, financial and legal advisers regarding the suitability to such Noteholders of the tax or accounting consequences of participating or declining to participate in the Consent Solicitation or Proposal.

Significant differences between the Notes and the Naftogas Notes for which they would be exchanged following the Effective Date

There are a number of significant differences between the terms and conditions of the Notes and the Naftogas Notes for which the Notes will be exchanged on the basis of the application of the Early Participation Ratio or Late Participation Ratio, as applicable, following the effectiveness of the Extraordinary Resolution on the Effective Date (as defined below), including, but not limited to (i) a maturity date in 2014; (ii) an interest rate of 9.50 per cent. per annum; (iii) events of default substantially consistent with the Guarantor’s Outstanding Notes; (iv) a negative pledge consistent with the Guarantor’s Outstanding Notes, but no other covenants by the Guarantor or Naftogas; and (v) provisions for the Naftogas Notes to be issued in registered form, and not in bearer form.

Uncertainty as to the trading market for and market value of Naftogas Notes

The Borrower expects, following the Effective Date, to make an application for the listing and trading of the Naftogas Notes on the regulated market of the London Stock Exchange, Irish Stock Exchange or Luxembourg Stock Exchange. The Naftogas Notes are securities for which there is currently no trading market and for which there can be no assurance of future liquidity. In addition, to the extent that the Naftogas Notes are traded, prices of the Naftogas Notes may fluctuate greatly depending on the trading volume and the balance between buy and sell orders. Noteholders are urged to contact their brokers to obtain the best available information as to the potential market price of the Naftogas Notes and for advice concerning the impact of the effectiveness of the Proposal on their Notes or the application of the Early Participation Ratio (if any) or the Late Participation Ratio (and any applicable Subscription Price) on their investment.

Uncertainty as to the liquidity and pricing levels at which the Naftogas Notes will trade on issue

Even though the Naftogas Notes will have the benefit of the unconditional and irrevocable sovereign Guarantee by the Guarantor, there can be no assurance that the Naftogas Notes will, on issue, trade at liquidity or pricing levels on a par with the liquidity and pricing levels of the Guarantor’s Outstanding Notes or any other outstanding bond obligations of the Guarantor.

The market price of the Naftogas Notes may be volatile

The market price of the Naftogas Notes could be subject to significant fluctuations in response to actual or anticipated variations in Naftogas’ own and Naftogas’ competitors’ operating results, adverse business developments, changes in the regulatory environment in which Naftogas operates, changes in financial estimates by securities analysts and the actual or expected sale of a large number of Naftogas Notes, as well as other factors, including the credit rating of the Guarantor, and the trading market for securities issued by or on behalf of Ukraine as a sovereign borrower. In addition, in recent years the global financial markets have experienced significant price and volume fluctuations which, if repeated in the future, could adversely affect the market price of the Naftogas Notes without regard to Naftogas’s results of operations, prospects or financial condition or the credit rating of the Guarantor.

Financial turmoil in emerging markets could cause the price of the Naftogas Notes to suffer

The market price of the Naftogas Notes will be influenced by economic and market conditions in Ukraine and, to a varying degree, economic and market conditions in other CIS, Eastern European and emerging markets generally. Since the beginning of the current financial and economic crisis, many global securities markets have experienced extreme price and volume fluctuations, particularly those in Ukraine and other developing economies. Continuation or intensification of financial or economic turmoil could materially adversely affect the market price of the Naftogas Notes.

Blocking of Existing Notes

When considering whether to participate in the Proposal, Noteholders should take into account that restrictions on the transfer of the Notes by Noteholders will apply from the time of submission of Electronic Voting Instructions and also for the purposes of an application for delivery of a voting certificate. In relation to Electronic Voting Instructions, a Noteholder will, on submitting an Electronic Voting Instruction, be deemed to represent, warrant and undertake that its Notes are blocked in its account at the relevant Clearing System to the order of the Paying Agent, at the time of submission of an Electronic Voting Instruction, and will continue to be so blocked, until the earlier of (a) the conclusion of the Meeting, (b) termination or withdrawal of the Consent Solicitation in accordance with the terms of the Proposal set forth in this Consent Solicitation Memorandum or (c) in the case of Notes in respect of which the Electronic Voting Instruction has been validly revoked.

Release of the Issuer and Standard Bank

If the Proposal becomes effective and the Notes are exchanged for Naftogas Notes, the Issuer and Standard Bank will be irrevocably and unconditionally released from all obligations or liabilities owed to the Trustee or the Noteholders under or in respect of the Naftogas Loan Agreement or the Notes, and the existing Security Interests (as defined in the Trust Deed) in respect of the Notes and any related arrangements will be released.

DESCRIPTION OF THE GUARANTOR

Area and Population

Ukraine is a republic occupying a land area of 603,548 square kilometres, which makes it the second largest country in Europe after Russia. It is bordered by Russia to the east, Belarus to the north, Poland, Slovakia, Hungary, Romania and Moldova to the west and the Black Sea to the south.

Ukraine is subdivided into 24 oblasts (or regions). Two Ukrainian cities — Kyiv, the capital of Ukraine, and Sevastopol, currently the site of a major naval base of the Russian Federation — are granted special status under the Ukrainian Constitution in respect of certain administrative, budgetary and other matters. The Autonomous Republic of Crimea, an autonomous region within Ukraine, is located on the Crimean Peninsula on the country’s Black Sea and Azov Sea coast.

Based on figures from the Ukrainian State Committee of Statistics, the population of Ukraine totalled approximately 46.0 million at 1 July 2009. According to the all-Ukrainian census of 2001, about 78% of the country’s population were ethnic Ukrainians and 17% ethnic Russians. Other groups, including Belarusians, Moldavians, Bulgarians, Crimean Tatars, Hungarians, Romanians, Greeks and Poles, accounted for about 5% of the population. The official language is Ukrainian, although approximately 80% of the population is bilingual, speaking both Ukrainian and Russian fluently. The literacy rate is approximately 98%.

Between 1980 and 1990, the population grew by 0.4% annually, but this trend has reversed since 1991, reflecting the worsening economic and social conditions associated with the significant post-independence recession. As a result, the population of Ukraine has declined by approximately 6.0 million people since 1992. The Government estimates that the population is currently decreasing at a rate of 0.7% per year.

History

Ukraine was settled by Slavic tribes in the first millennium AD, but from the thirteenth century through to the seventeenth century, control of the present territory passed under several powers, including the principality of Kyiv Rus, the Kingdom of Poland/Grand Principality of Lithuania and the Mongol Golden Horde.

Slavic tribes occupied central and eastern Ukraine in the sixth century AD and played an important role in the establishment of Kyiv. Situated on lucrative trade routes, Kyiv quickly prospered as the centre of the powerful state of Kyiv Rus. In the eleventh century, Kyiv Rus was, geographically, the largest state in Europe. Kyiv was razed by Mongol raiders in the thirteenth century, leaving Kyiv Rus rendering tribute to the Mongol Golden Horde.

In 1654, the leader of the Ukrainian (Zaporozhian) Cossacks accepted the protection of the Russian Tsar under the Treaty of Pereyaslav, and most of what is present-day Ukraine remained under Russian administration from that time until World War I. The end of the Russian and Hapsburg Empires brought about by World War I allowed Ukraine briefly to assert its independence. In 1917 and 1918, three separate Ukrainian republics declared independence. However, by 1921, the western part of the traditional territory had been incorporated into Poland and the larger, central and eastern, part became part of the Soviet Union. As a consequence of the imposition of farm collectivisation by Stalin, around seven million Ukrainians are estimated to have died in the 1930s.

After World War II, the western Ukrainian regions were incorporated into the Soviet Union. Many Ukrainians and people of other nationalities living in Ukraine (including almost the entire population of Crimean Tatars) were deported by Stalin, adding to the millions of victims of the war itself. From the end of the war, Ukrainian patriotic feelings were strongly suppressed, but surfaced from time to time in resistance to the “Russification” policies pursued by Moscow.

The greater openness (glasnost) which followed the accession to power of Mikhail Gorbachev allowed the formation in the mid-1980s of the Ukrainian patriotic movement Rukh, which won 27% of the vote in elections in 1990. In a referendum in early 1991, 60% of voters favoured Ukraine’s participation in a new Union of Sovereign States. Ukraine became an independent state on 24 August 1991 following the dissolution of the

Soviet Union. Ukraine’s Parliament officially adopted the Act Declaring the Independence of Ukraine, a decision ratified by 90.3% of the votes cast in a subsequent referendum on 1 December 1991. After its declaration of independence, Ukraine experienced separatist activities in the Crimean Peninsula, although such activities ceased after Ukraine’s acceptance of the Crimean Peninsula’s status as an autonomous region. Crimea is an autonomous republic within Ukraine, with its own constitution, parliament and government, but its government remains subordinate to the central Government of Ukraine as provided in the Constitution of Ukraine and other applicable legislation.

Recent Political Developments

Ukraine experienced significant political instability during the 2004 Presidential election. The results of the first run-off of the election, between Mr Yushchenko and Mr Yanukovych on 21 November 2004, in which Mr Yanukovych was declared the winner, were disputed on the basis of allegations of corruption, voter intimidation and direct electoral fraud, as reported by numerous domestic and foreign observers. The Supreme Court of Ukraine invalidated the results of the election and ordered a second run-off, which was held on 26 December 2004. Mr Yushchenko was declared the official winner of the second run-off and was inaugurated as President on 23 January 2005.

On 25 May 2006, when the Parliament elected in March 2006 gathered for its first session, the constitutional reform limiting the powers of the President and transferring certain powers from the President to Parliament and the Prime Minister became effective (with certain provisions already in effect since 1 January 2006). As a result of this constitutional reform, Ukraine has become a parliamentary-presidential republic, as the President is no longer empowered to exercise direct executive powers over decisions and actions of the Government. In particular, Parliament is now empowered to appoint, upon the President’s nomination, the Prime Minister, Minister of Defence and Minister of Foreign Affairs and, upon the nomination of the Prime Minister, the remaining members of the Government. Parliament is also empowered to dismiss these officials. The President is no longer empowered to appoint members of the Government.

According to other provisions of the constitutional reform, parliamentarians are now required to form a majority coalition, which is entitled to propose a candidate for the position of Prime Minister to the President, who makes a further nomination to Parliament. The majority coalition is further entitled to propose candidates for positions of members of the Government (subject to certain exceptions) to the Prime Minister, who makes further nominations to Parliament. The President has received new powers for early termination of Parliament. In particular, the President can dissolve Parliament if (i) it fails to form a majority coalition within a month of the commencement of its first session or the dissolution of the previously existing coalition; (ii) it fails to appoint the Government within 60 days following the previous Government’s dismissal or resignation; or (iii) it fails to convene for 30 days in a continuous period.

The President has retained his veto power over laws approved by Parliament. The President may exercise a veto within 15 days of the date on which the law is submitted for presidential signature. If the President vetoes the law, it will be returned to Parliament for further consideration, and, if following subsequent consideration Parliament passes the same law by a two-thirds majority, the President is obliged to sign the law and officially promulgate it within 10 days. Furthermore, if the President then fails to sign the law within 10 days, it is to be immediately signed by the speaker of Parliament and officially promulgated.

On 2 April 2007, President Yushchenko signed a decree dissolving Parliament. The President’s decree stated that the process of forming a majority coalition in Parliament during recent months had breached the procedure set forth in the Constitution of Ukraine. Pursuant to this decree, new parliamentary elections were scheduled for 27 May 2007. On 26 April 2007, by a subsequent decree, the President rescheduled the parliamentary election for 24 June 2007. Notwithstanding the President’s decrees, Parliament continued to function, claiming that the President did not have sufficient grounds under the Constitution of Ukraine for the early termination of the powers of Parliament.

Following negotiations held by the working group comprising representatives of the President, the parliamentary coalition and the opposition, President Yushchenko, Speaker of Parliament Moroz and Prime Minister Yanukovych reached agreement on 27 May 2007 to hold early parliamentary elections on 30 September 2007.

More than 160 deputies from the Our Ukraine Bloc and Yulia Tymoshenko’s Bloc applied to withdraw from their parliamentary factions in order to implement the compromise reached to hold early parliamentary elections on 30 September 2007. In June 2007, the governing bodies of Our Ukraine Bloc and Yulia Tymoshenko’s Bloc approved the decision on the termination of powers of their respective deputies and excluded from their electoral lists all candidates who had not obtained seats in Parliament; without this cancellation, these candidates would have automatically replaced the deputies whose powers were terminated. The termination of powers of the deputies from these two blocs led to Parliament lacking a sufficient number of deputies to form the constitutional quorum required for further action.

On 5 June 2007, the President signed a decree (further amended on 31 July 2007) scheduling the parliamentary elections for 30 September 2007 on the grounds of absence of a constitutional quorum in Parliament as a result of the termination of powers of Our Ukraine Bloc’s and Yulia Tymoshenko’s Bloc’s deputies. In 2007, the decree was subject to unsuccessful challenges in the Constitutional Court.

On 30 September 2007, early elections to Parliament were held as a result of which, out of 20 political parties and election blocs participating in the elections, only five political parties and election blocs managed to collect the 3% or more of the national vote required to gain seats in Parliament. Of these, Partiya Regioniv (the Party of Regions), led by Viktor Yanukovych, established the largest faction, with 175 seats out of 450 total seats; Yuliya Tymoshenko’s Bloc established a faction with 156 seats; Blok Nasha Ukrayina – Narodna Samooborona (Our Ukraine – People’s Self-Defense Bloc), associated with President Yushchenko, established a faction with 72 seats; and the Communist Party of Ukraine and Lytvyn’s Bloc (led by the Speaker of Parliament) established factions with 27 and 20 seats, respectively. On 23 November 2007, the newly elected Parliament held its first session.

The table below shows a breakdown of the number of seats in Parliament for each faction/bloc:

Parliamentary Faction	Total seats won(1)	Number of seats(2)	Percentage of seats in Parliament(2)
Party of Regions	175	173	38.4
Yulia Tymoshenko’s Bloc	156	156	34.7
Our Ukraine – People’s Self-Defense Bloc	72	72	16.0
Communist Party of Ukraine	27	27	6.0
Lytvyn Bloc	20	20	4.4
Out-of-Faction Deputies(3)	—	2	0.5
Total	450	450	100.0

Notes:

(1)	As a result of the September 2007 Parliamentary elections.
(2)	As at 19 September 2009.
(3)	Two deputies left the faction of Party of Regions on 23 June 2009.

Source: Central Election Commission, Parliament of Ukraine

The initial majority coalition in Parliament elected in September 2007 was established on 29 November 2007 and was composed of the parliamentary factions of Yulia Tymoshenko’s Bloc and Our Ukraine – People’s Self-Defense Bloc. On 4 December 2007, Parliament elected Arseniy Yatsenyuk as the new Speaker of Parliament. On 18 December 2007, Parliament appointed Yuliya Tymoshenko as Prime Minister of Ukraine and endorsed the coalition Government. Yulia Tymoshenko’s Bloc filled the major economic positions in the Government

(including the posts of the Minister of Finance, Minister of Economy and Minister of Industrial Policy), while Our Ukraine – People’s Self-Defense Bloc controlled such key ministries as, amongst others, the Ministry of Fuel and Energy, the Ministry of Interior and the Ministry of Justice.

However, it has been reported that one deputy of Our Ukraine – People’s Self-Defense Bloc did not sign the coalition agreement in November 2007. It has also been reported that, on 6 June 2008, two deputies (one from Our Ukraine – People’s Self-Defense Bloc and one from Yulia Tymoshenko’s Bloc) submitted applications for their withdrawal from the majority coalition, which de facto left the coalition with less than a majority in Parliament. In the absence of clear rules governing the coalition dissolution, this could have been viewed as a ground for formal dissolution of the coalition. However, the coalition was not officially dissolved, which led to a constitutional challenge brought by representatives of the opposition parties. Further, on 3 September 2008, Our Ukraine – People’s Self Defense Bloc announced its decision to withdraw from the majority coalition. Such decision was reportedly caused by the joint vote by their coalition partner (Yuliya Tymoshenko’s Bloc) and the opposition Party of Regions in relation to the Russia-Georgia conflict and in favour of a number of laws reducing the powers of the President of Ukraine, which draft laws were subsequently vetoed by the President and further rejected by Parliament.

In connection with the withdrawal of Our Ukraine – People’s Self Defense Bloc from the majority coalition, on 16 September 2008, Speaker of Parliament Arseniy Yatsenyuk officially announced the dissolution of the majority coalition. Pursuant to the Constitution of Ukraine, a new majority coalition would need to be formed within one month from the date of dissolution of the previous coalition. On 9 October 2008, the President issued a decree dissolving Parliament on the basis of a failure by the parliamentary factions to timely form a new coalition, and determined 7 December 2008 as the date for new parliamentary elections. However, the Decree was challenged in court by the representatives of Yuliya Tymoshenko’s Bloc and was subsequently cancelled by the President on 20 October 2008.

On 9 December 2008, Parliament elected Volodymyr Lytvyn as its new Speaker. The new majority coalition was formed pursuant to the coalition agreement signed on 17 December 2008 comprising three parliamentary factions: Our Ukraine – People’s Self Defense Bloc, Yuliya Tymoshenko’s Bloc and Volodymyr Lytvyn Bloc. Pursuant to the coalition agreement, Yuliya Tymoshenko retained the position of the Prime Minister of Ukraine.

The upcoming presidential elections, which have been the subject of a number of controversies between Parliament and the President, may further contribute to political instability in Ukraine. In particular, on 1 April 2009, Parliament approved 25 October 2009 as the date for new presidential elections. On 12 May 2009, upon the President’s submission, the Constitutional Court of Ukraine resolved that the Parliament’s decision of 1 April 2009 was not constitutional. Subsequently, members of Parliament and the President reached an agreement and on 23 June 2009, Parliament determined 17 January 2010 as the date of new presidential elections.

On 24 July 2009, Parliament approved a draft law amending the legislation governing presidential elections. The draft law introduces a number of changes to the procedures of election campaigns, formation and operation of election commissions and other matters related to the electoral process. On 18 August 2009, the President vetoed the draft law and returned it to Parliament with his proposals for consideration. On 21 August 2009, however, Parliament overrode the President’s veto. On 10 September 2009 the law was officially promulgated and became effective, but on 14 September 2009, the President requested the Constitutional Court of Ukraine to opine on the constitutionality of certain provisions of the new law. As at 22 September 2009, the Constitutional Court has not yet rendered a decision in this matter. There can be no assurance that this or any further challenges of the new law will not affect the process or results of the upcoming presidential elections.

All major Ukrainian political leaders, including the incumbent President and Prime Minister, have announced their intention to participate in the elections. There can be no assurance that the political situation in Ukraine will improve after the presidential elections. See “Risk Factors – Political Risks – Ukraine’s Government may be unable to sustain political consensus and any resulting political instability may have negative effects on the economy of Ukraine.”

THE POLITICAL FRAMEWORK OF UKRAINE

The Constitution and the President

The Constitution (the Fundamental Law of Ukraine) was adopted by Parliament on 28 June 1996 and amended on 8 December 2004. It defines Ukraine as a sovereign, independent, democratic, social, legal and unitary state. The Constitution guarantees, among other things, the principles of political, economic and ideological diversity; human and civil rights and freedoms; freedom of information; the inviolability of private property and the right to conduct entrepreneurial activity. The State ensures the protection of competition and business activity.

The Constitution also stipulates the responsibilities of Parliament, the President and the Government and outlines the system for the administration of justice and the functions of the judiciary of Ukraine. Under the Constitution, both the President and Parliament are directly elected by universal suffrage. As a result of amendments to the Constitution passed on 8 December 2004, Ukraine has become a parliamentary-presidential republic, with the President no longer being empowered to exercise direct executive powers over decisions and actions of the Government.

The Constitution provides that the President is the head of the sovereign state of Ukraine and is authorised to act on behalf of Ukraine. The President is elected for a term of five years. The President is empowered to nominate the Prime Minister (subject to prior nomination by the majority coalition), the Minister of Defence and the Minister for Foreign Affairs, following which Parliament decides on the appointment of the President’s nominees. The President has the right to initiate legislation, the power to veto parliamentary bills and the right to suspend acts of the Cabinet of Ministers on grounds of their non-compliance with the Constitution of Ukraine, while simultaneously requesting the Constitutional Court of Ukraine to opine as to whether such acts conform with the Constitution of Ukraine. The President may also issue his own decrees and directives.

The President is also the head of the National Security and Defence Council (the “NSDC”) and is authorised to appoint its members. The NSDC was created in 1992 to develop national security policy on domestic and international matters and to advise the President. The role of the NSDC was significantly strengthened under former President Kuchma. Ex officio members of the NSDC include the Prime Minister, the Minister of Defence, the Head of the Security Service, the Minister of the Interior and the Minister for Foreign Affairs.

In December 2007, the President issued a decree to establish the National Constitutional Council, which is to elaborate a concept for a comprehensive review of the constitutional framework of Ukraine and to draft a restatement of the Constitution of Ukraine. In March 2009, a draft law on amendments to the Constitution of Ukraine was submitted to Parliament by the President. The draft law provides for replacement of the unicameral parliament with a bicameral parliament consisting of the Chamber of Deputies and the Senate. The draft law contemplates that all seats in the Chamber of Deputies will be chosen according to a system of proportional representation from lists of candidates proposed by political parties, while seats in the Senate will be chosen according to a majority voting system from single-seat constituencies representing all regions of Ukraine. In addition, the draft law provides that former Presidents of Ukraine, upon the end of their term of office for reasons other than impeachment, are entitled to permanent seats in the Senate. The draft law also specifies that a party with the majority of seats in the Chamber of Deputies has the right to form the Government. By decree issued on 25 August 2009, the President opened a period for nationwide public comment on this draft law. During this period, which ends on 1 December 2009, members of the public may submit comments on the draft. After this period ends, the comments received from the public will be analysed and may serve as the basis for revisions to the draft law.

The Executive

The powers of the Government of Ukraine are vested in the Cabinet of Ministers of Ukraine, which is the highest body of executive power in Ukraine and includes the Prime Minister, First Vice Prime Minister, Vice Prime Ministers and Ministers. The Cabinet of Ministers is accountable to the President and Parliament and reports to Parliament within the limits set forth by the Constitution of Ukraine. The majority coalition proposes a candidate for the position of Prime Minister to the President, who makes a further nomination to Parliament for appointment. The Prime Minister (upon a proposal by the majority coalition) submits nominations for the positions of the members of the Government, other than the Minister for Foreign Affairs and the Minister of Defence, to Parliament for approval. In addition, the Prime Minister is entitled to nominate the head of the State Property Fund, or SPF, and certain other government agencies, such nominations being subject to approval by Parliament. The Minister of Defence and the Minister for Foreign Affairs are appointed by Parliament upon nomination by the President. The powers of the Cabinet of Ministers include implementation of financial, pricing, investment, labour, social, education, science, environment and tax policies, management of state-owned assets and elaboration and performance of the State Budget Law for each relevant year.

On 16 May 2008, Parliament approved a new law defining the principal objectives of the Cabinet of Ministers, its organisation and other related issues, which became effective on 17 May 2008. Under the new law, the President has 15 days from the date on which he receives the majority coalition’s proposal of a candidate for the position of Prime Minister to make the further nomination of the candidate to Parliament for appointment. The President nominates candidates for the positions of the Minister for Foreign Affairs and the Minister of Defence at his sole discretion (rather than upon proposal of the majority coalition as was required under the previously effective legislation). The Minister for Foreign Affairs and the Minister of Defence may be dismissed either upon a proposal of the President of Ukraine, or upon a proposal of the Prime Minister of Ukraine subject to the President’s consent. In addition, under the new law, deputy ministers are appointed upon nomination of relevant ministers rather than of the Prime Minister. The law also introduced certain changes to the relations between the Cabinet of Ministers and other executive authorities, amended procedures for approval of the Government’s Action Programmes and clarified implications of the suspension of acts of the Cabinet of Ministers by the President.

As of 21 August 2009, 20 ministries and 45 other central executive authorities have been established in Ukraine. Pursuant to the amended Constitution, the power to establish, reorganise and disband ministries and other central governmental agencies is vested in the Cabinet of Ministers. In addition, pursuant to the amended Constitution, the Cabinet of Ministers is vested with the power to appoint and dismiss, upon nomination of the Prime Minister, chairmen of central executive authorities who are not members of the Cabinet of Ministers.

Pursuant to the amended Ukrainian Constitution, only Parliament can dismiss the Government; the President may propose its dismissal, subject to parliamentary approval. Also in accordance with the amended Constitution, the Cabinet of Ministers must resign upon the election of a new Parliament (but continues to function until the new Cabinet of Ministers is appointed).

The Legislature

Legislative power in Ukraine is vested in the Verkhovna Rada, or Parliament. Parliament adopts laws, which have the highest authority in the hierarchy of normative acts in Ukraine after the Constitution itself. Parliament is a unicameral body with 450 seats and is elected for five years. Since the March 2006 parliamentary elections, all seats are chosen according to a system of proportional representation from lists of candidates proposed by political parties and electoral blocs that accumulate at least 3% of the total vote. In a nationwide referendum held in April 2000, the introduction of a bicameral Parliament and reduction of the number of parliamentary members to 300 were approved by the electorate. These amendments have not yet been incorporated into the Constitution by Parliament.

In addition to its legislative function, Parliament appoints the Prime Minister, other members of the Government, the Chairman of the SPF, the National Bank of Ukraine (the “NBU”), the Security Service of Ukraine, the Antimonopoly Committee and a number of other agencies upon nominations by the President or Prime Minister, as the case may be, and consents to the President’s appointment of the Prosecutor General. Parliament also appoints judges with life tenure to all courts other than the Constitutional Court, and one third of the judges of the Constitutional Court. Parliament also decides on items such as approval of the general Government agenda, nationwide programmes of economic, scientific, social, cultural and environmental development, the general outlines of domestic and foreign policy, the State Budget and the list of state-owned assets barred from privatisation; the granting of loans to foreign countries and international organisations, and receiving of loans from foreign countries, banks and international financial organisations that are not otherwise envisaged in the State Budget in any given year; and the general structure and functions of the Ukrainian armed forces and the Security Service of Ukraine.

Parliament is required to form a majority coalition within a month of holding its first session (following regular or early elections) or of dissolution of the previous majority coalition. Such parliamentary majority coalition proposes a candidate for the position of Prime Minister to the President, who makes a further nomination to Parliament for appointment thereby. The coalition is also entitled to nominate to the Prime Minister candidates for the positions of other members of the Cabinet of Ministers (with the exception of the Minister for Foreign Affairs and Minister of Defence).

The President may dismiss Parliament only if it (i) fails to form a majority coalition within a month of holding its first session or the dissolution of the previous coalition; (ii) fails to appoint the Cabinet of Ministers within 60 days following the Government’s dismissal or resignation; or (iii) fails to convene for 30 days during a non-recess period. See “Description of the Guarantor — Political Developments since Independence”.

The Judicial System and Legal Framework

In general, the Constitutional Court of Ukraine has exclusive jurisdiction over the interpretation of the Constitution and laws of Ukraine and acts as final arbiter on constitutional issues. However, under the Law of Ukraine “On the Constitutional Court of Ukraine”, the Constitutional Court does not have the power to opine on the constitutionality of laws amending the Constitution that have entered into force, such as the law of 8 December 2004. The Court consists of 18 judges, six appointed by the President, six appointed by Parliament and six appointed by the Congress of Judges. Judges of the Constitutional Court were chosen for the first time in 1996, as the late adoption of the Constitution hampered development of the judicial system before June 1996.

In June 2002, the Law of Ukraine “On the Judicial System of Ukraine” came into force. This law aimed to reform the Ukrainian judicial system and envisaged the creation of new judicial institutions as well as a system of specialised courts. However, until 2007 the creation of specialised courts had been postponed because of insufficient funds in the State Budget. In 2005, the Higher Administrative Court of Ukraine and the Administrative Chamber of the Supreme Court of Ukraine were constituted, but the process of formation of local and appellate administrative courts took several years more. As at 20 August 2009, all local and appellate administrative courts have been constituted.

The Law of Ukraine “On Arbitration Courts”, enacted in 2004, provides for the establishment of independent permanent arbitration courts and ad hoc arbitration tribunals (tribunals formed for the purpose of resolving a particular dispute). Permanent arbitration courts are subject to state registration by the Ministry of Justice of Ukraine or its regional departments.

Pursuant to the Concept of Improvement of Judicial Procedures for the Purpose of Establishing a Fair Judiciary in Ukraine in Compliance with European Standards approved on 10 May 2006, the Ministry of Justice has drafted new versions of the Laws of Ukraine “On the Judicial System of Ukraine” and “On the Status of Judges” which were approved by Parliament in first reading on 3 April 2007 and were resubmitted to Parliament in November 2007. In 2008, these laws were combined into one law that is currently being prepared for the second reading by Parliament. To become effective, these laws must be approved by Parliament in the second reading, signed by the President and officially promulgated.

Historically, only a small number of judicial decisions taken in Ukraine have been publicly available; accordingly, their utility to the public in interpreting Ukrainian legislation is limited. However, in accordance with the law “On Access to Court Decisions”, which became effective on 1 June 2006, decisions of courts of general jurisdiction in civil, economic, administrative and criminal matters issued from 1 June 2006 (and, in the case of local courts of general jurisdiction, from 1 January 2007) onward, are required to be made available to the public. The law provides for the establishment of a Unified State Register of Court Decisions, accessible on the official website of the judiciary, which makes court decisions available through the Register, primarily on a going-forward basis.

As a result of its relatively recent transition towards a market economy, Ukraine does not yet have a mature legal system comparable to the legal systems of most major European countries. Although new laws have been introduced and amendments have been made to company, property, bankruptcy, securities, taxation, banking and foreign investment laws, this legislation is undeveloped and contains many gaps, thereby failing to provide an adequate underpinning for complex transactions. In order to facilitate implementation and enforcement of important legislation, such as tax legislation, Parliament has gradually been taking steps to adopt new legislation that consolidates the laws into unified codes. See “Risk Factors — Risk Factors Relating to Ukraine — Ukraine’s developing legal system creates risks and uncertainties for investors in Ukraine and for participants in the Ukrainian economy.”

In 2001, Parliament enacted a new Land Code and a new Criminal Code. The Land Code, which became effective as of 1 January 2002, applies to all types of land in Ukraine and governs the ownership, use and disposition of land in Ukraine. Under the Land Code, agricultural land may not be sold or otherwise disposed of (subject to certain exceptions) until the enactment of laws on state land register and land market, dates for hearings on which are not yet scheduled. In addition, the Land Code generally prohibits natural persons and legal entities from owning more than 100 hectares of agricultural land per person until 1 January 2015. The Land Code does not contain any similar restrictions with respect to non-agricultural land. Foreign individuals, legal entities and foreign states continue to be permitted to own, use and dispose of certain non-agricultural land in Ukraine but are explicitly prohibited from owning agricultural land.

On 1 January 2004, a number of new legislative acts came into force, the key acts comprising new versions of the Civil Code, the Commercial Code, the Customs Code, the Family Code and the Criminal Enforcement Code.

The new Civil Code replaced the former Civil Code adopted in 1963. The new Civil Code provides new regulations in the areas of company law, property law and inheritance law as well as intellectual property laws that take into account Ukraine’s transition to a market economy and brings Ukrainian laws and regulations closer to those that exist in more developed civil law countries.

The new Commercial Code codifies existing legislation and provides legal guidelines for economic activities and relationships by regulating the use of natural resources, intellectual property rights and the market for equity and debt securities, as well as by defining corporate rights, the procedures for executing economic contracts, the status of free economic zones, insurance procedures, banking procedures and auditing procedures. Application of the inconsistent and often conflicting rules of the new Commercial Code and the new Civil Code has resulted in conflicting judicial and administrative decisions, in particular in the context of the regulation of securities and legal entities. A law aimed at reducing inconsistencies between the Civil Code of Ukraine and the outdated Law of Ukraine “On Commercial Entities”, as well as certain other legislative acts, came into effect on 20 June 2007. The law strives to create a consistent and comprehensive legal framework for the regulation of civil relations in compliance with the Civil Code of Ukraine.

The new Customs Code sets forth rules and procedures of customs control, establishes new mechanisms for determination of the customs value of goods and provides for liability for violation of customs rules.

On 6 July 2005, the Code of Administrative Procedure of Ukraine was enacted by Parliament. The Code establishes the powers of administrative courts in relation to administrative matters, the procedure of appeal in administrative courts and the procedure for the enforcement of administrative court decisions. In accordance with the Code, any decisions, actions or inaction of governmental authorities, other than cases in relation to which another procedure is established by the Constitution or laws, can be appealed in administrative courts. Under the Code, which came into force on 1 September 2005, the Higher Administrative Court of Ukraine, as a court of first and last instance, is responsible for deciding cases related to election results determined by the Central Electoral Commission, results of Ukrainian referendums and cases on the disqualification of presidential candidates. Within the framework for the implementation of administrative reform in Ukraine, the Ministry of Justice has prepared a draft Administrative Procedural Code of Ukraine which is aimed at regulating administrative proceedings in the central executive and local self-governed authorities, as well as setting out powers for the relevant officials. The draft was submitted for consideration by Parliament on 18 July 2008 and in order to take effect must be passed by Parliament, signed by the President and officially promulgated.

From 1 September 2005, the new Code of Civil Procedure, adopted on 18 March 2004, and the new Code of Administrative Procedure together replaced the previous Code of Civil Procedure by introducing different procedural rules for proceedings in courts of general jurisdiction and administrative courts, some of which remain to be established. In December 2006, the Code of Civil Procedure and the Code of Commercial Procedure were amended to provide that disputes involving individual shareholders in Ukrainian companies and disputes relating to the privatisation of state property would, with certain exceptions, be heard before commercial courts rather than courts of general jurisdiction. The Ministry of Justice is currently elaborating a restatement of the Code of Commercial Procedure aimed at improving the legal framework that governs commercial procedure and bringing it in line with European standards and the provisions of other Ukrainian procedural codes. Among other innovations, the draft code introduces the concept of evidence law, which should facilitate comprehensive review of cases, and the concept of counter-injunctive relief, a new remedy available to defendants. As at 19 September 2009, the draft Code of Commercial Procedure has been approved by the Government but has not yet been submitted for consideration by Parliament.

On 20 May 2008, Parliament approved a draft Labour Code of Ukraine in a first reading. The new code is intended to replace the existing Labour Code of Ukraine approved in 1971, which, although revised several times, is generally perceived as failing adequately to regulate labour relations arising within the market economy. The Code is also intended to replace certain other laws of Ukraine governing labour relations. The draft Code is intended to bring the labour legislation of Ukraine in line with provisions of the European Social Charter and other international standards in the sphere of labour. To become effective, the draft Labour Code must be passed by Parliament in the second reading, signed by the President and officially promulgated.

Currently, Parliament is also considering a draft Electoral Code that aims to create a unified legal basis for preparing and holding elections for the office of President, Parliament, council members in the Autonomous Republic of Crimea, villages, cities, rayons and oblasts, as well as village and city mayors. The Electoral Code, once enacted, is expected to set forth clear rules governing the election process, including creation of election commissions, maintenance of the State Register of Voters, and other elements of nationwide and local elections.

In 2000, a new comprehensive tax code was proposed in Parliament and approved in the second reading, but rejected in its third reading in 2001. Since then, Parliament adopted several separate tax laws throughout 2002 and 2003 instead of implementing the proposed new tax code. For instance, the corporate profit tax rate was reduced from 30% to 25% effective from 1 January 2004. Also effective from 1 January 2004, the personal income tax was reformed by introducing a flat tax of 13% on substantially all levels of income until 31 December 2006 and 15% starting from 1 January 2007. Before the introduction of these changes, individuals were subject to personal income tax at rates ranging from 10% to 40%. Furthermore, a new tax on interest accrued on private deposits and current accounts held by individuals in Ukrainian commercial banks was introduced, which tax will be withheld starting from 1 January 2013.

As of 1 January 2007, a number of changes were introduced into Ukrainian tax laws in accordance with WTO requirements, including changes in taxation of dividends distributable through holding companies and changes in the rates of excise and customs duties on certain goods and licence charges for various activities. The changes also introduced a number of tax incentives for investment activities in special economic zones and priority development territories, including investment tax loans and import duty exemptions for certain equipment. In addition, as at 21 August 2009, several draft laws relating to taxation of real property were being reviewed by Parliament. One of the draft laws would provide for a tax on residential property owned by individuals or legal entities at a rate of 1.0% of the minimum subsistence level for persons capable of work per square metre of the property. The minimum subsistence level is determined for the purpose of calculating this tax as at 1 January of each fiscal year; for 2009, it was set at UAH 669 per month.

The Government Action Programme approved in January 2008 reflected the intention of the Government to implement a comprehensive tax reform in Ukraine. The Programme contemplates that a Strategy for Ukrainian Tax System Reform be elaborated to become a basis for further implementation of reforms. The Strategy for Ukrainian Tax System Reform, together with related legislation, is intended to result in:

•	a gradual reduction of the tax burden;

•	an expansion of the tax base;

•	minimisation of “loopholes” and similar undesirable tax benefits;

•	the unification of tax legislation;

•	the development of specific and efficient tax incentives for the stimulation of economic activity; and

•	an improvement of the tax administration system in line with international standards.

Furthermore, within the framework of tax reform, the Government has created a special working group for the development and possible submission to Parliament of a draft Tax Code of Ukraine. See “Public Finance – Revenues”. Past efforts at tax reform, however, have encountered significant delays and opposition, and there can be no assurance that a new draft Tax Code or other future tax reform bill will not encounter similar hindrances in Parliament.

A bill against money laundering came into force on 12 June 2003, establishing two levels of financial monitoring. At the primary level, financial institutions involved in transferring money are required to monitor financial transactions, while State financial monitoring is conducted by the NBU, the State Financial Monitoring Committee, which is a specially authorised executive agency for financial monitoring, and other central agencies. A financial transaction is subject to monitoring if its aggregate value equals or exceeds UAH 80,000 (or its equivalent in foreign currency) and it has certain features set forth in the law. On 22 July 2003, the President signed a decree setting out measures to improve and further develop the anti-money laundering system. In February 2004, Ukraine was removed from the list of Non-Cooperative Countries and Territories of the Financial Action Task Force on Money Laundering, or FATF, the international organisation combating money laundering. On 3 August 2005, the Cabinet of Ministers approved the Concept for Development of a System to Prevent and Counteract Legalisation (Laundering) of Profits Obtained from Criminal Sources and Terrorism Financing for 2005-2010. The Concept is aimed at, among other things, improving the supervision of institutions that perform primary financial monitoring and increasing the efficiency of enforcement. The most recent amendments to Ukraine’s anti-money laundering law, providing for the improvement of Ukraine’s legal framework on the prevention and counteraction of financing of international terrorism, came into effect on 1 January 2006. As a result of this continued progress, the FATF ended formal monitoring of Ukraine in February 2006. The State Financial Monitoring Committee and the NBU have prepared a draft law amending the Ukrainian anti-money laundering legislation in order to implement 40 revised recommendations and 9 special recommendations of the FATF, as well as the directive of the European Parliament on prevention of using the financial system for money laundering and terrorism financing. On 25 September 2008, the draft law was approved by Parliament in the first reading. To become effective, the draft law must be passed in the second reading, signed by the President and officially promulgated.

On 1 January 2004, the Laws of Ukraine “On Mortgage” and “On Mortgage Lending, Transactions with Consolidated Mortgage Debt and Mortgage-Backed Certificates” came into force. These laws were amended in December 2005 in order to eliminate certain inconsistencies and gaps and were further supplemented by the Law of Ukraine “On Mortgage Bonds” with effect from 24 January 2006. These laws have permitted, among other things, mortgage-backed financial instruments and their trading on the securities market. The laws have also introduced a procedure for state registration of mortgages and established new rules for the determination of priority of claims over collateral. The Government believes that the adoption of these mortgage-related laws has had a positive effect on the development of the mortgage lending, real estate, securities and debt markets. The Law of Ukraine “On Securing Claims of Creditors and Registration of Encumbrances”, adopted in November 2003, further regulates the granting of security over movable property by providing a broad definition of an encumbrance, setting up a comprehensive regime of registration and introducing a requirement for advance notice of enforcement.

In July 2004, the Law of Ukraine “On State Registration of Property Rights to Immovable Property and Their Restrictions” was passed. This law establishes legal, economic and organisational measures to create a unified system of registration of property rights to land plots and other real property within a state land register. However, as of the date of this Consent Solicitation Memorandum, such unified system has not yet been created and property rights to land plots are registered in a register that is separate from the register in which property rights to buildings located on such land plots are registered.

On 1 July 2004, the Law of Ukraine “On State Registration of Legal Entities and Individuals-Entrepreneurs” came into force. This law simplifies the procedure for state registration of natural persons and legal entities undertaking business activities, providing for registration with state statistical bodies, tax authorities and social security funds by submitting a single notification to a state registrar. In June 2005, the Cabinet of Ministers further simplified the procedure for state registration of persons and entities undertaking business activities. Currently, the system of state registration of legal entities and individual entrepreneurs through submission of a single notification to a state registrar is fully operative in all regions of Ukraine.

In June 2005, Ukraine adopted the Law of Ukraine “On Organisation of Formation and Circulation of Credit Histories” permitting the establishment of credit bureaus that collect information on borrowers (both individuals and legal entities) and compile credit histories of each borrower. The information gathered by such credit bureaus is intended to assist Ukrainian banks in evaluating and managing the credit risk of prospective borrowers. Several credit bureaus established in Ukraine have obtained the licences required by law for the collection, processing, storage and use of credit information.

On 1 September 2005, the Law of Ukraine “On International Private Law” came into force. This law supplements the Civil Code of Ukraine and governs private legal relationships involving foreign elements (parties, subject matter or legal facts). This law covers such issues as the determination of governing law, the legal capacity of foreigners, submission to the jurisdiction of Ukrainian courts, service of process, and recognition and enforcement in Ukraine of foreign judgments. In January 2006, Ukraine also acceded to the UNIDROIT Convention on International Financial Leasing and the UNIDROIT Convention on International Factoring.

For a number of years, Ukraine has been working on the harmonisation of its legislation with EU legislation. The “All-Nation Programme of Harmonisation of the Legislation of Ukraine to EU Legislation” was adopted by Parliament in 2004. As a result, certain draft laws and regulations are subject to obligatory examination by the Ministry of Justice as to compliance with EU law. In addition, new draft laws are developed by applying a comparative analysis of comparable regulations in the EU. In February 2006, Ukraine enacted the Law of Ukraine “On the Enforcement of Judgments of the European Court of Human Rights (“ECHR”) and the Application of its Case Law”. The law is Ukraine’s first on the enforcement of ECHR judgments, introducing the mechanisms for enforcing ECHR judgments in Ukraine and the legal framework for the application of ECHR case law. One of the provisions of the law is the requirement that monetary remedies awarded in a judgment be paid by Ukraine within three months of the judgment becoming final. The law also provides for the enforcement of non-monetary remedies ordered by the ECHR, such as restitutio in integrum (i.e., restoration to the original position). It also identifies the responsible state bodies, expands on the mechanism for their collaboration and sets deadlines within which they must comply.

Between 2005 and 2007, in preparation for Ukraine’s 2008 accession to the WTO, numerous laws were enacted governing such areas as customs, standards and compliance assessments, foreign currency settlements, insurance, banking, licensing, intellectual property protection and taxation of agricultural producers. One of these was the law pursuant to the requirements of the WTO Agreement on Trade Aspects of Intellectual Property. Certain laws enacted to comply with WTO requirements were further amended in 2008 and additional work is underway on further amendments to Ukrainian legislation in line with the WTO agreements and Ukraine’s commitments undertaken within the accession process.

A new edition of the Law of Ukraine “On Securities and the Stock Market” was enacted by Parliament on 23 February 2006 and, subject to certain exceptions, came into force on 12 May 2006. The revised law has updated the Ukrainian legal and regulatory framework governing the issuance and circulation of securities and codified in one document various stock market rules. In March 2006, Ukraine also enacted a new law “On Holding Companies in Ukraine” governing the creation, operation (including decision-making processes, mandatory information disclosure and liability) and liquidation of holding companies in Ukraine. In September 2006, Parliament enacted a new law “On the Management of State-Owned Assets” setting out the legal framework for the management of various state-owned assets, including state property transferred to state enterprises and state-owned shares in joint stock and limited liability companies.

On 17 September 2008, Parliament passed a new law “On Joint Stock Companies”, which is aimed at eliminating gaps in corporate law, detailing procedures for the creation, activities and termination of joint stock companies and strengthening protection of shareholders’ interests. The law also clarifies the legal status of joint stock companies, which are to be incorporated in the form of public or private joint stock companies, and the rights and obligations of their shareholders. The law became effective on 29 April 2009 and existing joint stock companies have until 29 April 2011 to change their form into a public or private joint stock company and otherwise bring their charters and internal governance into compliance with the new law.

In addition, in 2008 and 2009, the legislative and regulatory framework governing recapitalisation of Ukrainian banks by the State was enacted. In particular, pursuant to a law passed on 31 October 2008, the State may purchase shares in Ukrainian banks either for cash or against contributions of T-bills and the share capital increases in such instances are carried out pursuant to simplified procedures. See “The Banking and Securities and Financial Services Markets in Ukraine—Recent Developments in the Banking Sector”.

Parliament approved a draft law on public-private partnerships on 25 June 2009. The draft law was prepared in co-operation with investors and governs investments in highway construction and related infrastructure. The Government believes that this law will help attract new investment, in particular in preparation for Ukraine’s co-hosting of the 2012 UEFA European Football Championship (the “Euro-2012 Championship”). To become effective, the draft law must be signed by the President and officially promulgated.

Article 14 of the Law of Ukraine “On the State Budget of Ukraine for 2009” generally provides that the Cabinet of Ministers of Ukraine may guarantee obligations of Naftogas under external borrowings made prior to 1 January 2009 in the event of the failure of Naftogas to perform its obligations pursuant to the terms of such borrowings. These state guarantees may be issued in an amount not exceeding U.S.$2,005,700,000.

In order to clarify the application of Article 14 to the Proposal and the Consent Solicitation, the Ministry of Justice of Ukraine, which is vested with the power to provide clarifications on matters of Ukrainian legislation, has confirmed that state guarantees of Naftogas’s obligations under loan agreements, such as the Naftogas Loan Agreement, under which the drawdown of funds was made prior to 1 January 2009 are permitted to extend to principal, interest and other payments due under such agreements. The Ministry of Justice also confirmed that these state guarantees are permitted to apply where the scope or form of Naftogas’s obligations has changed, including:

•	changes in the identity of the creditor,

•	increases in interest rates and the amounts of other payments,

•	extension of the maturity of the obligations, and

•	substitution of debt obligations under loan agreements for debt obligations evidenced by securities.

Despite the developments in post-independence legislation, many laws continue to be unclear, internally inconsistent and in conflict with other legislation, and may be subject to varying interpretations and unpredictable implementation by Ukrainian courts, state agencies and authorities. Finally, enforcement of such laws is relatively untested. See “Risk Factors — Risk Factors Relating to Ukraine — Ukraine’s developing legal system creates risks and uncertainties for investors in Ukraine and for participants in the Ukrainian economy.”

Legal Proceedings

From time to time, Ukraine, its state agencies and its political subdivisions become involved in disputes with various parties. These disputes most often involve issues of trade or inward investment, and are typically brought before arbitral panels, although court proceedings also occur. The following section describes the active material disputes in which Ukraine is currently involved. This section does not describe legal proceedings against State-owned companies except to the extent that Ukraine is also a party.

Tatneft arbitration

On 21 May 2008, the Russian company OJSC “Tatneft” (“Tatneft”) filed a notice of arbitration and statement of claim against Ukraine pursuant to UNCITRAL Arbitration Rules, proposing Paris, France as site of the arbitration.

Tatneft is a shareholder in CJSC “Ukrtatnafta” (“Ukrtatnafta”), incorporated in Ukraine pursuant to the Decree of the President of Ukraine “On Creation of Transnational Financial-Industrial Oil Company ‘Ukrtatnafta’” dated 29 November 1994 and the Agreement between the Government of Ukraine and the Government of the Tatarstan Republic (Russia) dated 4 July 1995. The initial shareholders in Ukrtatnafta included Tatneft (20.01%), the State Committee of the Tatarstan Republic on State Property Management (29.73%), the SPF (49.99%) and seven minority shareholders (0.27%).

In April 1998, due to a failure of certain shareholders to pay for their shareholdings, a decision was made to sell a number of shares to other foreign investors, as a result of which Tatneft’s shareholding was reduced to 8.61%, while new shareholders Amruz Trading AG and Seagroup International Inc. acquired 8.34% and 9.96% shareholdings, respectively. Thereafter, the shareholding of the State Committee of the Tatarstan Republic on State Property Management was reduced to 28.78%, while the SPF shareholding decreased to 43.05%. On 27 June 2009, shares owned by Amruz Trading AG and Seagroup International Inc. in the total amount of 18.3% were sold to another minority shareholder LLC “Korsan”, as a result of which its share in Ukrtatnafta increased to 19.4%.

In its notice of arbitration and statement of claim Tatneft claims that Ukraine has allegedly violated the Agreement between the Cabinet of Ministers of Ukraine and the Government of the Russian Federation on Facilitation and Mutual Protection of Investments because Tatneft and other foreign shareholders were deprived of the right to effective control over their investments. Tatneft initially sought reinstatement of what it alleged was the lawful management at Ukrtatnafta, reimbursement of arrears for oil supplies in the amount of U.S.$520 million and payment of compensation for the loss of control over its shareholding in Ukrtatnafta in the amount of U.S.$610 million.

On 29 June 2009, Tatneft increased the amount of its claim to U.S.$2.4 billion. The increase in the amount, which includes the previously-asserted claims in the amounts of U.S.$520 million and U.S.$610 million, relates to alleged losses incurred by Tatneft in connection with the sale of an 18.3% shareholding by Amruz Trading AG and Seagroup International Inc. to LLC “Korsan”.

On 16 January 2009, the arbitration tribunal was constituted, and as of 21 August 2009, the arbitration tribunal was considering whether it has jurisdiction to decide this case. Ukraine’s reply on jurisdiction is scheduled to be submitted by 30 September 2009 and the claimant’s \rejoinder by 30 November 2009, following which the arbitration tribunal is expected to determine the date of the oral hearing and render a decision on jurisdiction.

Vanco arbitration

On 16 July 2008, Vanco Prikerchenska Limited (“Vanco”) filed a request for arbitration against Ukraine in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. The ground for the request was the termination by the Cabinet of Ministers of Ukraine of the Production Sharing Agreement (the “Agreement”) entered into on 19 October 2007 between the Cabinet of Ministers of Ukraine and Vanco International Limited on the sharing of hydrocarbons to be extracted from the Prikerchenska section of the Black Sea continental shelf.

On 19 October 2007, Vanco became an assignee of Vanco International Limited under the Agreement. The main elements of relief that Vanco seeks are: a declaration that the Agreement is valid and binding for the parties; a declaration that Ukraine breached the Agreement; specific performance of the Agreement by Ukraine; and reimbursement by Ukraine of damages alleged to have been incurred as a result of Ukraine’s failure to perform the Agreement as well as of expenses incurred in connection with the arbitration proceedings. In its request for arbitration, Vanco specified the amount of the claim as approximately U.S.$100.0 million. In its statement of claim submitted on 17 April 2009, Vanco did not specify the amount of claim but requested specific performance of the Agreement.

On 7 August 2009, the State of Ukraine filed its statement of defence. The following procedural schedule has been ordered by the arbitration tribunal: Vanco is to submit its statement of reply by 13 November 2009; the State of Ukraine is to submit its statement of rejoinder by 29 January 2010; Vanco is to submit its rejoinder to counterclaim by 5 March 2010; and on 15-28 March 2010, hearings are scheduled to be held.

Lemire arbitration

In December 2006, Joseph Lemire, a U.S. citizen, filed a request for arbitration against Ukraine at the ICSID. This request for arbitration alleges failure to perform the Settlement Agreement dated 20 March 2000 between the Cabinet of Ministers of Ukraine and Joseph Lemire, violations of the Agreement between Ukraine and the United States on Promotion and Mutual Protection of Investment and unfair treatment of Joseph Lemire and the radio station owned by him operating in Ukraine, in respect of granting licences for radio frequencies (which, according to the claimant, were unfairly granted to other stations).

The Settlement Agreement was intended to settle a lawsuit during the 1990s, under which Mr. Lemire sought damages of approximately U.S.$15 million. In 2007-2008, the parties exchanged written memorandums and written testimonies of parties’ witnesses, and hearings on the merits were held in December 2008. In December 2008, the amount of claim was determined by Mr Lemire as U.S.$70 million.

A decision is expected to be issued not earlier than the third quarter of 2009.

GEA arbitration

On 30 October 2008, ICSID received a request for arbitration from GEA Group Aktiengesellschaft, a German company (“GEA”), against the State of Ukraine. The request alleges that Ukraine has failed to comply with the Agreement between Ukraine and Germany on Facilitation and Mutual Protection of Investments dated 15 February 1993.

The ground for the dispute is an alleged failure by state enterprise OJSC “Oriana” (“Oriana”) to comply with its undertakings under a contract for the conversion of fuel into petrochemical products dated 13 December 1995 and related contracts. In the request for arbitration GEA seeks an award for damages of U.S.$40 million plus 3% interest per annum, accruable from 28 December 2000, and reimbursement of expenses incurred in connection with the arbitration proceedings.

On 21 November 2008, the request for arbitration was registered by ICSID and on 12 May 2009, the Arbitration Tribunal held its first session, at which the procedural schedule for written submissions was determined, such schedule depending on whether the jurisdiction of the arbitration tribunal would be objected by the respondent.

An arbitration award in this matter is expected not earlier than the second quarter of 2010.

Globex/Global arbitration

On 21 May 2009, ICSID received a request for arbitration from U.S. companies Globex International, Inc (“Globex”) and Global Traiding Resourse Corp. (“Global”) against Ukraine. On 11 June 2009, ICSID registered the request.

In their request for arbitration, Globex and Global allege that Ukraine failed to comply with the Agreement between Ukraine and the United States on Facilitation and Mutual Protection of Investments dated 4 March 1994 because of the breach by the Ukrainian party of certain contracts on purchase of poultry products entered into with the claimants. Global’s claim is in the amount of U.S.$28.0 million and Globex’s claim is for U.S.$6.8 million.

The parties have agreed to constitute an arbitration tribunal by 10 October 2009. Under ICSID rules, if the tribunal is not constituted by that date, ICSID may, at the request of either party, appoint arbitrators itself.

Regional Administration

Executive power in each of Ukraine’s 24 oblasts, special-status cities (Kyiv and Sevastopol) and rayons (or subdivisions thereof) is vested in the respective region’s state administration. Each state administration is headed by a governor who is appointed by the President upon nomination of the Cabinet of Ministers. In addition, municipal government is administered by a local Council, a body made up of representatives elected by the population of the region; such councils are elected in villages, cities, rayons and oblasts. In certain regions, local councils may, in addition to local state administrations, establish executive bodies; otherwise, either a local state administration or a mayor who is subject to direct election by the population acts as such executive body. Crimea is an autonomous republic within Ukraine, with its own parliament, government and constitution (passed by the parliament of the Autonomous Republic of Crimea and approved by the Parliament of Ukraine), but remains subject to the Constitution, laws and regulations of Ukraine.

International Relations

International Co-operation

Ukraine has established diplomatic relations with 167 countries, is a member of over 100 international organisations and attaches significant importance to developing relations with international organisations. Ukraine is a member of the United Nations (“UN”), is a member of several UN bodies and specialised agencies and participates in the organisation’s activities in the areas of security, human rights, economic cooperation and environmental protection. Ukraine has signed and ratified the Non-Proliferation Treaty and certain other conventions banning weapons of mass destruction. Ukraine is a member of the IMF, the World Bank, the WTO and a number of other international organisations, and it co-operates closely with the Organisation for Economic Co-operation and Development (“OECD”).

As at 1 August 2009, Ukraine was party to over 620 multilateral treaties and approximately 5,490 bilateral treaties, including treaties on promotion and mutual protection of investments entered into with 70 foreign states. International treaties ratified by Parliament are an integral part of Ukraine’s domestic legislation and will prevail over such domestic laws and regulations whose provisions are inconsistent with international treaties.

Ukraine is a party to the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards (with a reservation to the effect that, in respect of the awards made in a state that is not a party to the New York Convention, Ukraine will only apply the New York Convention on a reciprocal basis) and the Convention on the Settlement of Investment Disputes between States and Nationals of Other States. Ukraine has entered into treaties on the recognition and enforcement of judgments with certain CIS countries and other countries including Cyprus, Turkey, Hungary, Bulgaria and China. However, Ukraine has not entered into such treaties with Ireland, the United States or the United Kingdom.

WTO

In 2008, after an accession process lasting almost 15 years, Ukraine joined the World Trade Organization. On 5 February of that year, the WTO’s General Council approved the accession package and the President of Ukraine and the Director General of the WTO signed the Protocol of Ukraine’s Accession. The law ratifying the Protocol was passed in Parliament on 10 April and signed by the President on 16 April. On 16 May 2008, upon completion of internal WTO procedures, Ukraine became the 152nd member state of the WTO.

As part of the accession process, Ukraine held bilateral negotiations with more than 50 WTO members. In addition, a number of laws were enacted by Parliament to address inconsistencies between Ukrainian legislation and the WTO agreements and requirements. See “Political Framework of Ukraine – The Judicial System and Legal Framework”.

The Government expects to continue amending certain laws and regulations of Ukraine to comply with the WTO agreements and with Ukraine’s specific commitments made during the accession process. Expected amendments include changes to laws governing state support to the agricultural sector and coal industry, operation of railways and airports, payment systems and money transfers and consumer rights protection. In addition, Ukraine plans to initiate negotiations on accession to the WTO Agreement on Government Procurement.

EU, NATO and United States Relations

EU

Accession to the EU is a long-term strategic goal of the Government. The first and most important step towards European integration was the signing of the Partnership and Co-operation Agreement with the EU in June 1994, which came into force in March 1998 (“PCA”). On 5 March 2007, Ukraine and the EU launched negotiations for execution of a new agreement with the EU, known as an Association Agreement between Ukraine and the EU. By its terms, the PCA is extended automatically on an annual basis until execution of the Association Agreement.

The current stage of political dialogue between the EU and Ukraine is based on implementation by Ukraine of the strategy for integration into the EU and performance of its obligations under the PCA. At the meeting of the Council for Cooperation between Ukraine and the EU held on 16 June 2009, the Ukraine-EU association agenda (the “Association Agenda”) was signed, which replaced the EU-Ukraine Action Plan and became an important step towards Ukraine’s integration into the EU. The main purpose of the Association Agenda is to allow for a deepening of cooperation between Ukraine and the EU, as the Association Agenda requires mutual actions by Ukraine and the EU, in contrast to the earlier Ukraine-EU Action Plan, which largely contained requirements to be met by Ukraine.

The Association Agreement is viewed by Ukraine as one of the stages of implementation of Ukraine’s strategic goal of accession into the EU. Ukraine believes that the grounds for the new agreement should be both political association and economic integration of Ukraine and the EU. In terms of economic integration, Ukraine intends to satisfy the prerequisites for its participation in the EU domestic market through the concurrent gradual implementation of free movement of goods, services and capital, and partially free movement of the labour force, based on the principles of freedom of competition and economy. Currently, negotiations on the Association Agreement are being held by four joint EU-Ukrainian working groups: Political Dialogue for Foreign and Security Policy; Justice, Freedom and Security; Economic, Sectoral and Human Potential Issues; and Creation of Free Trade Area Issues.

Ukraine’s accession to the WTO created the necessary preconditions for the launch of formal negotiations for introduction of a free trade area (“FTA”) with the EU. In seven rounds of negotiations on the FTA held between Ukraine and the EU from 2008 to August 2009, the parties achieved progress in harmonisation of, among others, the following areas: trade in goods (including in relation to instruments of trade protection, tariffs, technical barriers in trade, sanitary and customs issues), intellectual property, rules relating to origin of goods, sustainable development and trade, trade in services, and public procurement.

In April 2004, Ukraine executed the Protocol on Accession of 10 New Member States of the EU to the Partnership and Co-operation Agreement. All free trade agreements Ukraine had with certain of the 10 new EU member states were terminated upon such states’ accession to the EU. In March 2007, Ukraine executed the Protocol on Accession of Bulgaria and Romania to the Partnership and Co-operation Agreement, which was ratified by Parliament in March 2008.

In 2005 and 2007, Ukraine signed agreements with the EU relating to trade in certain steel products, which established quotas for Ukrainian steel product exports to the EU. In connection with Ukraine’s accession to the WTO, with effect from 28 May 2008, the EU cancelled quotas for Ukrainian steel exports and terminated the related licensing regime. Upon the cancellation of quotas, Ukraine became subject to the EU import surveillance system, which will remain in effect until 31 December 2009. A bilateral agreement on trade in textile products signed with the EU in May 1993 (and extended several times thereafter) terminated automatically upon Ukraine’s accession to the WTO. See “External Sector — International Trade”.

With effect from 30 December 2005, Ukraine was given market economy status by the EU. The most significant benefit of the new status is that Ukraine is now better protected against charges of illegally dumping goods on the EU market. Any EU member state that takes anti-dumping measures against Ukraine must prove its case, whereas formerly the burden of proof was on the relevant Ukrainian exporter. In 2008, the EU was the largest external trade partner of Ukraine, with exports of goods and services from Ukraine amounting in 2008 to U.S.$22.2 billion (28.2% of total exports of goods and services), and imports of goods and services to Ukraine amounting to U.S.$32.7 billion (35.5% of total imports of goods and services), or a 31.7% and 31.8% increase compared to 2007, respectively. In the six months ended 30 June 2009, against the background of the global economic downturn, the EU remained the largest external trade partner of Ukraine with exports of goods and services from Ukraine amounting to U.S.$5.4 billion (24.9% of total exports of goods and services), or a 49.0% decrease compared to the same period of 2008, and imports of goods and services to Ukraine amounting to U.S.$8.0 billion (36.2% of total imports of goods and services), or a 49.1% decrease compared to the same period of 2008.

In June 2007, Ukraine and the EU signed agreements on re-admission and visa facilitation. The agreements entered into force in February 2008 and aim to combat illegal migration. In October 2008, Ukraine and the EU began discussions with the goal of permitting Ukrainian citizens to travel visa-free to the EU. In the course of these discussions, the parties intend to prepare a framework document setting forth the requirements that Ukraine must comply with in order to establish a visa-free travel regime.

The EU provides substantial financial and technical assistance to Ukraine in various spheres such as legal reform, the strengthening of border infrastructure, the improvement of its anti-money laundering system and the counteraction of illegal human and drug trafficking. Currently, the EU is the largest donor to Ukraine. Since 1991, total financial and humanitarian assistance provided by the EU to Ukraine as well as assistance provided within the framework of the Technical Aid for the Commonwealth of Independent States (TACIS) programme amounted to more than €1 billion. Ukraine expects that financial co-operation with the EU aimed at implementation of infrastructure projects in Ukraine will continue in the future, including within the Framework Agreement entered into between Ukraine and the European Investment Bank in 2005. See “Public Debt – International Financial Organisations”.

In recent years, the EU has intensified co-operation with Ukraine on energy matters, including nuclear energy, space exploration and environment. The EU has increased political and financial support in reforming the Ukrainian energy sector, including modernisation of the Ukrainian gas transport system and mining industry, improvement of the quality of oil refining products, preparation of a feasibility study on extension of the Odessa-Brody oil pipeline and development of alternative energy sources, as well as mitigation of the consequences of the Chernobyl disaster.

In 2005, Ukraine and the EU signed the Memorandum of Mutual Understanding on Co-operation in the Energy Sector, which covers five areas of expanded bilateral co-operation, including nuclear safety, integration of gas and electricity markets, improvement of safety of energy supplies and transit, structural reforms in the mining sector and efficiency of energy resources management.

In 2007, Ukraine and the EU launched the implementation of a programme aimed at supporting the energy sector of Ukraine. The total budget of the programme amounts to €87 million to be disbursed in several instalments. As at 1 September 2009, €23 million has been disbursed under the programme. Ukraine and the EU are currently negotiating implementation of similar support programmes for other sectors of the Ukrainian economy, including transportation and environment.

In addition, in November 2006, Ukraine became an observer to the Energy Community. The main task of the Energy Community is to create legal and economic prerequisites for a unified grid and energy market in southeastern Europe. Ukraine is currently seeking full membership in the Energy Community. Accession to the Energy Community would require Ukraine to implement a number of environmental and energy-related EU Directives into Ukrainian law. Ukraine is currently developing amendments to legislation governing the energy sector to comply with these Directives.

Ukraine is a member of the Eastern Partnership initiative aimed at strengthening relations between the EU and its Eastern neighbours. Other members of the initiative include Azerbaijan, Belarus, Armenia, Georgia and Moldova. It is expected that the Eastern Partnership will focus on such measures as developing and implementing a system of integrated border management, promoting small and medium enterprises, developing regional electricity markets, increasing the energy efficiency of national economies and preventing natural and industrial disasters.

NATO

Ukraine has also followed a policy of forming a closer relationship with NATO, in particular with respect to emergency situations, technical co-operation, strengthening of democratic institutions, scientific studies and military and defence reforms, and was the first CIS country to join the “Partnership for Peace” programme in 1994. Ukraine is also an active member of the Euro-Atlantic Partnership Council.

On 9 July 1997, the “Charter on a Distinctive Partnership” between NATO and Ukraine was signed in Madrid. Ukraine announced in May 2002 its intention to seek full NATO membership. Ukraine considers membership in NATO as one of its important political goals and continues to maintain active political dialogue with NATO on security and other issues, including through such mechanisms as the joint Ukraine-NATO Commission, joint working groups on military reforms, economic safety, emergency situations, scientific and environmental issues and armaments and regular sessions of a number of joint committees.

From 2003 to 2008, Ukraine developed its relations with NATO through implementation of annual target plans based on the Ukraine-NATO Action Plan approved in 2002. Pursuant to the National Security Strategy approved by the President of Ukraine in February 2007, the strategic priorities of Ukraine’s national security policy include, among others, a mutually beneficial cooperation with NATO and the creation of the foundations necessary for Ukraine’s accession to NATO. In the Declaration issued upon the conclusion of the Bucharest NATO summit in April 2008, all 26 NATO member states expressed support for Ukraine’s intent to join the organisation. It is expected that any decision by Ukraine to join NATO would be made on the basis of a national referendum. However, no assurance can be made that NATO will offer membership to Ukraine or that Ukraine would ultimately accept such an offer.

At the meeting of the North Atlantic Council in December 2008, it was decided that Ukraine, in cooperation with NATO within the framework of the Ukraine-NATO Commission, would develop annual national programmes (“NAP”) for implementing necessary reforms. The 2009 NAP for preparation to join NATO was approved by the President of Ukraine on 7 August 2009 and consists of medium-term targets (outlining principal measures to be implemented from a three to five year perspective) and priority tasks for 2009.

Ukraine has sent troops to, and is otherwise actively involved in, a number of NATO-led peacekeeping operations, including operations in Afghanistan, Kosovo, Iraq, and the Mediterranean. Ukraine and NATO also cooperate in such areas as defence systems, civil emergency planning and disaster preparedness. In addition,

Ukraine actively participates in NATO science programmes, in such areas as application of science in defence against terrorism and other contemporary threats, information technologies, cell biology and biotechnology, materials science, the rational use of natural resources and defence-related environmental problems.

United States

Since independence, Ukraine has considered its relationship with the United States a strategic priority. The United States has been one of the most important contributors of FDI to Ukraine, accounting for 6.5% in 2006, 4.9% in 2007, 4.1% in 2008 and 3.6% in the six months ended 30 June 2009. Although FDI from the United States has increased in absolute terms in recent years, its share in overall FDI has been decreasing. In 2008 and the six months ended 30 June 2009, the United States was the 7th and 8th largest contributor of FDI to Ukraine, respectively. Pursuant to the U.S. Freedom Support Act enacted in 1992, Ukraine, along with other former Soviet Union countries, has received financial aid from the United States.

In recent years, relations between the two countries have been strained at times due to anti-dumping allegations by the United States (in particular in relation to steel exports), intellectual property rights disputes, a perceived lack of progress in relation to Ukrainian anti-money laundering regulations and other trade-related issues, as well as suspicions about radar sales to Iraq. As a result of an alleged sale of Kolchuga military radar equipment to Iraq in defiance of UN embargoes, the United States temporarily suspended approximately U.S.$54 million of aid to Ukraine, pending results of an investigation. However, Ukraine’s active support for the U.S.-led coalition in Iraq and its participation in the coalition forces stationed in Iraq, as well as reforms of the anti-money laundering legislation, maintained good relations with the United States even prior to President Yushchenko’s election.

Relations with the United States have strengthened since the election of President Yushchenko. The two countries have committed to join forces in extending democratic freedoms and fighting terrorism. In addition, the United States has expressed its willingness to support Ukraine in integrating into the world economic system and gaining eventual NATO membership. In 2006, the Generalised System of Preferences was reinstated for Ukraine and in 2008, the Office of the U.S. Trade Representative added Ukraine to its Watch List of 30 countries with an improved level of intellectual property protection. Moreover, with effect from 1 February 2006, the United States granted Ukraine market economy status and, on 23 March 2006, the Jackson-Vanik amendment that had restricted Ukrainian exports was repealed by the United States.

During the Ukrainian Prime Minister’s visit to the United States in December 2006, a wide range of political and economic issues were discussed and an inter-governmental agreement aimed at combating corruption in the state sector was signed. Prior to the conclusion of this agreement, the Millennium Challenge Corporation announced that it would allocate U.S.$45 million as part of its “Threshold Programme” aimed at fighting corruption in Ukraine. The United States and Ukraine intend to execute a Millennium Challenge Compact to provide Ukraine access to the Millennium Challenge Corporation’s larger programme, the “Millennium Challenge Account”. Preparatory work on the Millennium Challenge Compact is underway.

In April 2007, then-President Bush signed the NATO Freedom Consolidated Act of 2007 confirming compliance by Albania, Croatia, Georgia, Macedonia and Ukraine with the 1994 U.S. law on NATO membership and the rights of these countries to receive financial assistance from the United States aimed at supporting these countries’ integration into NATO, with financing volumes to be determined in the U.S. federal budget.

In April 2008, Ukraine and the United States signed a “road map” of U.S.-Ukraine relations that outlines the priorities of bilateral co-operation, as well as a bilateral agreement on co-operation relating to trade and investments. The priorities of U.S.-Ukraine bilateral co-operation envisaged by the “road map” include, among other things, assistance with Ukrainian legal system reform and law enforcement, support in the fight against corruption, co-operation in the energy sphere, intensification of activities in the sphere of disarmament and arms control and further Ukrainian military reforms. Also in April 2008, Ukraine and the United States signed a Trade and Investment Cooperation Agreement providing for, among other things, establishment of the Ukrainian-American Council on Trade and Investments.

Regional Relationships

Ukraine is, together with Russia and Belarus, one of the founding members of the CIS. Although Ukraine considers economic co-operation a priority of its membership in the CIS, it intends to remain responsible for its own affairs at an international level. Ukraine is also one of the 12 member states of the Organisation of Black Sea Economic Co-operation (“BSEC”), which also includes the Russian Federation, Georgia and the Republic of Turkey, and has chaired BSEC several times. BSEC was formed with the goal of extending economic co-operation by facilitating contracts between businesses and eliminating barriers to trade among its member states. Organised by BSEC, the Black Sea Trade and Development Bank finances and implements joint regional projects, and the BSEC Permanent International Secretariat promotes the exchange of statistical data.

Russia

Relations with Russia are considered a regional priority. A number of differences between Ukraine and Russia were addressed in the context of the Friendship and Co-operation Agreement signed in May 1997.

Ukrainian territorial integrity, including that of the Crimea (the population of which is two-thirds ethnic Russian), was confirmed. In addition, Ukraine agreed to the stationing of the Russia’s Black Sea Fleet in Sevastopol until 2017, in exchange for Russia’s agreement to offset Ukraine’s energy debts accumulated prior to 1993. However, certain differences between Ukraine and the Russian Federation regarding the performance of the Friendship and Co-operation Agreement and the stationing of the Black Sea Fleet still exist, including the return of certain navigational facilities to Ukraine, violation by Russia’s Black Sea Fleet of Ukraine’s environmental laws and failure to properly formalise relations on the leasing of facilities in the city of Sevastopol, as well as Russia’s violation of the jurisdiction of Ukraine in legal issues relating to Russia’s Black Sea Fleet operating in the territory of Ukraine. In April 2008, Ukraine provided Russia with a draft bilateral memorandum on the implementation of measures for removing Russia’s Black Sea Fleet from Sevastopol in order to achieve the legally required complete removal by the 2017 deadline.

Issues regarding maritime border delineation remain outstanding. On 24 December 2003, Ukraine and the Russian Federation signed the Agreement on Co-operation in Usage of the Azov Sea and the Kerch Strait (the “Azov Agreement”) which established general preconditions facilitating the process of negotiations with regard to maritime delineation and resolved a dispute between the two nations that arose after Russia began building a causeway from its mainland to an island on the Kerch Strait. The land border agreement and the Azov Agreement acknowledge that the Azov Sea (including the Kerch Strait) has historically been part of the internal waters of both Ukraine and the Russian Federation, and provide that the Azov Sea shall be divided by a state border between the two countries. Further, Ukraine and the Russian Federation agreed pursuant to the Azov Agreement to resolve all matters relating to the waters of the Kerch Strait by mutual consent. The Azov Agreement was ratified by both parties in April 2004, and discussions regarding implementing measures are ongoing. Since 2004, Ukraine and Russia have been negotiating the issues relating to the delineation of their respective borders in the waters of the Azov Sea and the Kerch Strait with a view to signing a final agreement on the delineation of these borders in the near future. In May 2008, Ukrainian and Russian delegations discussed the settlement of Kerch Strait issues and established an expert group to agree on a methodology for delineation of the territorial seas, the continental shelf and the exclusive economic zone in the Black Sea.

International relations between Russia and Ukraine have been significantly influenced by the relations between the two countries in the oil and gas sphere. Russia has in the past threatened to cut off the supply of oil and gas to Ukraine in order to apply pressure on Ukraine to settle outstanding gas debts and reduce transit fees for Russian oil and gas through Ukrainian pipelines to European consumers. Furthermore, prices for Russian natural gas supplied to Ukraine for domestic consumption were increased by Gazprom in each of 2006, 2007 and 2008, from U.S.$50 to U.S.$179.5 per 1,000 cubic metres as of 1 January 2005 and 2008, respectively. On 12 March 2008, Naftogas and Gazprom signed an agreement on the development of relations in the gas sphere providing for an action plan for a transfer to direct Naftogas-Gazprom gas supply deals.

In early January 2009, Gazprom substantially decreased natural gas supplies to Ukraine, reportedly due to failure by Naftogas to timely repay all outstanding debts owed to Gazprom for natural gas supplied for

Ukraine’s domestic consumption in 2008. On 19 January 2009, Naftogas and Gazprom signed a new agreement setting out the terms of natural gas supplies to Ukraine from 2009 through 2019 (the “Gas Supply Contract”) and a new agreement on volumes and conditions of the natural gas transit through the territory of Ukraine. According to the Gas Supply Contract, the price for natural gas supplied for domestic consumption to Ukraine depends on a formula linked to changes in oil price. See “Economy of Ukraine — Principal Sectors of the Economy — Oil and Gas”.

In 2002, Ukraine and Russia entered into a framework agreement pursuant to which they agreed to establish a consortium to ensure the transit of Russian natural gas through the territory of Ukraine for the next 30 years and to provide for the construction, modernisation and operation of gas pipelines. In 2004, the participants in the consortium entered into agreement on co-operation in construction and management of the first section of the gas pipeline between Bohorodchany and Uzhgorod. However, as of 1 September 2009, a decision on the commencement of the Bogorodchany-Uzhgorod gas pipeline construction has not yet been taken by the consortium participants. See “Economy of Ukraine — Principal Sectors of the Economy — Oil and Gas”.

Russia has on several prior occasions increased the tariffs on the export of oil, thus effectively curtailing the volume of crude oil that is processed at Ukrainian facilities and dramatically decreasing revenues at Ukrainian refineries. Since 2005, Russia significantly increased its oil export duty, which resulted in the temporary establishment of minimum retail prices for fuel by the Government of Ukraine. For example, Russian oil export duty rose from U.S.$101.00 per tonne as at 1 December 2004 to U.S.$237.60 per tonne as at 1 October 2006. After that, Russian oil export duty fluctuated between U.S.$156.40 per tonne as of 1 April 2007 to a historical maximum of U.S.$495.9 per tonne as of 1 October 2008. The export duty subsequently decreased substantially due to the decrease in global crude oil prices. As at 1 August 2009, the Russian oil export duty was U.S.$222 per tonne. Any future increases could adversely affect the Ukrainian economy.

In February 1998, Ukraine and Russia signed a programme on economic co-operation for 1998 to 2007 and, in June 2007, a programme on economic co-operation for 2008 to 2010. These programmes remain the basis for trade relations between the two states. Between 1999 and 2004, Ukraine’s exports of certain products, such as steel, pipes and confectionery items, have been adversely affected by measures taken by the Russian government to limit the export of such products to Russia, including the imposition of antidumping duties and quotas. Although some of these measures have been cancelled, Ukrainian exporters still experience certain difficulties in promoting their goods on the Russian market.

As of 21 August 2009, two anti-dumping investigations (on polyamide technical fibre and certain steel rollers) and two special investigations (on non-corrosive pipes and mechanical fixtures) were underway in Russia. As of that date, Russia has been applying restrictive measures in relation to exports from Ukraine as a result of two anti-dumping investigations (on small- and medium-diameter pipes and mechanical fixtures) and two special investigations (large-diameter pipes and glass grid). In addition, at the beginning of 2006, Russia banned imports of meat and milk products from Ukraine due to alleged non-compliance with Russian sanitary standards. As at 1 August 2009, the ban had been lifted for 26 companies (as compared to 118 exporters before the imposition of the ban), which are now allowed to export Ukrainian meat and dairy products to Russia. Negotiations are continuing for a complete lifting of the ban. Against the global economic background as well as developments in Russia-Ukraine political and trade relations, exports to Russia increased by 15.5% in 2006, by 46.4% in 2007, and by 24.2% (from U.S.$12.7 billion to U.S.$15.7 billion) in 2008. The volume of exports was U.S.$3.5 billion in the six months ended 30 June 2009, a decrease by 56.0% as compared to the corresponding period of 2008.

On 9 May 2005, the Presidents of Ukraine and Russia signed a declaration creating a Ukrainian-Russian Interstate Commission, with a committee on economic co-operation headed by the two Prime Ministers, subcommittees for defence, international co-operation and humanitarian co-operation, and a subcommission for issues of Russia’s Black Sea Fleet stationing in Ukraine. In February 2008, within the framework of the second joint sitting of the Ukrainian-Russian Interstate Commission, the Presidents of Ukraine and Russia signed the Ukraine-Russia Action Plan until 2009, which determines the main priorities and directions of bilateral co-operation in the short-term. The document reflects the intention of the parties to implement joint projects in the fuel and energy sector; to finalise draft documents on the delineation of borders in the Azov Sea, Black Sea and

Kerch Strait; to launch practical steps for the demarcation of the Ukrainian-Russian border; and to proceed with the negotiations on the stationing of the Russian Black Sea Fleet in Ukraine. In April 2009, the fourth meeting of the Economic Co-operation Committee of the Ukrainian-Russian Interstate Committee was held in Moscow. At the meeting, the governments of the Russian Federation and Ukraine reached agreements on numerous issues relating to trade and economic cooperation, oil and gas sector, nuclear energy sector, industrial policy and transportation (including aviation industry). More generally, high-level discussions between Ukraine and Russia continue on an ongoing basis, including periodic meetings between the presidents and prime ministers of the two nations.

Romania

On 2 June 1997, Ukraine concluded a friendship and co-operation treaty with Romania in which both sides agreed to recognise their existing borders. On 17 June 2003, Ukraine and Romania signed a treaty in relation to co-operation and mutual assistance in border matters, which came into effect on 28 May 2004. The treaty confirmed the official state border between Ukraine and Romania. Also in 2004, the agreement between the Cabinet of Ministries of Ukraine and the Government of Romania on cross-border movement of persons became effective. The agreement liberalised visa procedures for residents of Ukraine and Romania and abolished visa requirements for certain visitors.

The two countries were involved in a dispute over the continental shelf surrounding Zmiyinyi Island in the Black Sea, which is thought to hold sizeable crude oil and natural gas reserves. In September 2004, Romania asked the UN International Court of Justice (“ICJ”) to delineate its Black Sea maritime border with Ukraine, including the continental shelf and exclusive economic zones. The decision of the ICJ, which is final and binding upon the states, was issued on 3 February 2009. The approach used by the ICJ for establishing the maritime boundary delimiting the continental shelf and exclusive economic zones of Romania and Ukraine was not based on the grounds submitted by either of the two states. The delimitation sector with its area of 75,200 square km was divided with the ratio of 2.1 to 1 in favour of Ukraine, which left Ukraine with all explored oil fields and the majority of the explored gas fields located in the delimitation sector. The ICJ decision has settled one of the most complex issues on the Ukraine-Romania agenda and is expected to have a positive effect on relations between Romania and Ukraine.

Relations between the two nations have also been strained by a dispute over Ukraine’s restoration of the Danube-Black Sea deep-water vessel passage. This passage, in the Ukrainian sector of the Danube delta, had become silted up and was no longer navigable. In 2004, Romania requested that the Secretariat of the Convention on Environmental Impact Assessment in a Transboundary Context, or Espoo Convention, establish an inquiry commission to consider the project’s cross-border environmental impact, which in 2006 concluded that the project would likely have a significant environmental impact. Ukraine carried out dredging operations to make safe navigation of its Danube-Black Sea passage possible once more, and navigation recommenced in April 2007. In May 2008, the parties to the Espoo Convention approved the inquiry commission’s conclusions and urged Ukraine to suspend its December 2007 final decision on implementation of the project and to refrain from carrying out the second phase of the project unless in full compliance with the Convention’s provisions. In 2008 Ukraine withdrew its decision on implementation of the second stage of the project pending full compliance with provisions of the Espoo Convention. In March 2009, Ukraine addressed the Espoo Convention Implementation Committee with a request to consider possible adverse environmental impact of Romania’s business activity in the Danube delta. The Committee discussed Ukraine’s request at a meeting held on 16-17 September 2009. As at 21 September 2009, the Committee was reviewing the documents submitted by Ukraine to support its arguments regarding the possible adverse environmental impact of Romania’s business activities in the Danube delta.

Moldova

On 3 June 1997, Ukraine and Romania signed a trilateral agreement with Moldova to settle long-standing border disputes. The three countries also agreed to co-operate on legislation in accordance with EU norms and to act to promote trade by approving the creation of a free economic zone spanning the three states. Ukraine has worked consistently for settlement of the Transdniester dispute. In April 2005, President Yushchenko proposed a plan for strengthening democracy in the Transdniester. This plan was supported by the parties to the dispute and by Russia and the OSCE Mission, which together with Ukraine are co-mediators in the negotiation process. In 2007, Ukraine as a co-mediator took part in several rounds of consultations, which resulted in settlement of a number of disputed issues between Moldova and Transdniester.

In addition, the leadership of the EU established the EU Border Assistance Mission to Moldova and Ukraine at the joint request of the Presidents of Ukraine and Moldova. The Border Assistance Mission aims to assist the two states in creating a system of border and customs controls and border surveillance that meets European standards. On 20 May 2009, the Cabinet of Ministers of Ukraine resolved to extend the mandate of the mission for another two years. Work on the demarcation of the Ukraine-Moldova border is in progress.

Due to the large number of Ukrainians living in Moldova, Ukraine views bilateral relations with Moldova as important. Although a number of unresolved ownership, demarcation, energy and environmental issues in bilateral relations between Ukraine and Moldova were identified in the Schedule for the Settlement of Top Priority Issues of Ukrainian-Moldovan Relations signed on 1 February 2008, such Schedule has not been fully implemented in 2008 and 2009.

In 2006-2008, interstate and intergovernmental ties between Ukraine and Moldova intensified. Ukraine became Moldova’s main trading partner with a trade of goods turnover of U.S.$1.34 billion in 2008, a U.S.$262.1 million increase compared to 2007, and U.S.$328.5 million in the six months ended 30 June 2009, a decrease of U.S.$268.6 million as compared to the corresponding period of 2008 against the background of the global economic downturn.

ECONOMY OF UKRAINE

Unless otherwise stated, the statistical information presented in this section has been derived from reports published by, or information obtained from, the Ministry of Finance of Ukraine.

Background

Prior to commencing the transition to a market economy, Ukraine had a centrally planned economy that was geared towards Russia and the other countries in the CIS. Although considerable progress has been achieved in the transition to a market economy in the realm of economic liberalisation, privatisation and financial stabilisation policies, the process remains incomplete in many substantial respects.

The Ukrainian economy grew at an annual average of approximately 7% from 2000 until 2008, driven mainly by a rapid increase in foreign demand, rising commodity prices on external markets and the availability of foreign financing. Although these factors have positively affected the pace of Ukrainian economic growth in recent years, they have also increased the economy’s vulnerability to external shocks. As a result, when the global economic and financial situation began to deteriorate, Ukraine’s economy was one of the most severely affected. The negative influence of these external factors has been compounded by weaknesses in the Ukrainian economy. In particular, although various Governments have generally been committed to economic reform, lack of political consensus and controversies surrounding such issues as privatisation, subsidies to state-owned enterprises and co-operation with international financial institutions have impeded reform. Delays in implementing reforms, together with deteriorating conditions in the social sphere associated with substantial declines in income and high unemployment, have exerted considerable pressure on limited state resources. The structural weaknesses in the economy that have not yet been corrected are likely to restrain economic growth and continue to impose substantial fiscal pressures on the Government over the coming years.

Action Programmes

In December 2008, the Government approved its Action Programme “Recovery from the World Financial and Economic Crisis and Progressive Development” aimed at minimising the adverse impact of the global financial downturn on the Ukrainian economy. The Action Programme sets out the following priorities for the Government’s activities for 2008-2009 and 2010-2012:

2008-2009 priorities:

•	macroeconomic stabilisation;

•	restoring Ukrainian financial markets and confidence in the Ukrainian banking system;

•	minimising negative social consequences of the financial crisis;

•	restoring economic growth; and

•	harmonising with European standards in various spheres.

2010-2012 priorities:

•	creating conditions for post-crisis development;

•	reducing infrastructural limitations on development;

•	technological development of industry;

•	creating a modern agro-industrial complex;

•	reforming the Ukrainian tax system; and

•	continued globalisation.

Gross Domestic Product

According to official statistics, real GDP fell by an aggregate of 50.4% from 1992 to 1999. The main reasons for this decline were the breakdown of intra-CIS trade coupled with slow progress in finding new markets, the impact of energy prices that more closely reflected world levels (compared to the previous level of approximately one-third of world prices), the slow emergence of market structures, failure to impose tight budgetary constraints, a significant fall in domestic demand and, since 1995, high real interest rates. Economic growth began in 2000 and from 2000 to 2008, real GDP grew by an aggregate of 81.5%. However, taking into consideration the sharp decline from 1992 to 1999, Ukraine’s real GDP did not exceed the level recorded in 1993 until 2007.

In 2006, Ukraine’s real GDP increased by 7.3%, industrial production increased by 6.2% and agricultural output growth was 2.5%. The growth in real GDP in 2006 was a result of increases in gross added value in almost all sectors of economic activity, including the service industries, such as wholesale and retail trade and the transport and communications sector, in which gross added value increased by 17.7% and 7.6%, respectively, as compared to 2005. Gross added value in the extractive industries and manufacturing increased by 9.9% and 9.2%, respectively, in 2006 as compared to 2005; the 9.2% growth in gross added value in the manufacturing industry was mainly a result of growth in machinery manufacturing, metallurgy and metal processing. The real growth rates in 2006 as compared to 2005 reflect improvement in the external conditions affecting Ukraine’s exports, high growth rates in real income of the population resulting in rapid growth of the consumer demand, including demand for housing, as well as high growth rates in capital investments.

In 2007, Ukraine’s real GDP increased by 7.9%, industrial production increased by 10.2% and agricultural output declined by 6.5%. Decline in agricultural production in 2007 resulted from a 9.5% decline in crop production due to unfavourable weather conditions between April and June 2007, including a severe drought in the central, eastern and southern regions of Ukraine. The real GDP growth in 2007 was a result of increases in gross added value in almost all sectors of economic activity, with the exception of agriculture, where gross added value declined by 6.0%. In 2007, in the service industries, such as wholesale and retail trade and the transport and communications sector, gross added value increased by 15.8% and 9.3%, respectively, as compared to 2006. Gross added value in the extractive industries, construction and manufacturing increased by 2.0%, 14.1% and 10.1%, respectively, in 2007 as compared to 2006; the 10.1% growth in gross added value in the manufacturing industry was mainly a result of the growth in machinery manufacturing, metallurgy and metal processing. The real growth rates in 2007 reflect improvement in the external conditions affecting Ukraine’s exports (in particular, metallurgy, chemical and machinery exports), high growth rates in real income of the population resulting in rapid growth of the consumer demand, as well as high growth rates in capital investments.

In 2008, Ukraine’s real GDP increased by 2.1%, industrial production decreased by 3.1% and agricultural output increased by 17.1%. The decline in industrial production in 2008 and the more modest rate of real GDP growth for the full year 2008 as compared to the 6.3% growth recorded in the first half of 2008 are largely attributable to a 24.9% decline in industrial production in the fourth quarter of 2008 resulting from external shocks. In particular, starting from the end of the third quarter of 2008, a decrease in production was recorded in export-oriented industries and industries that are dependent on borrowings due to the global economic downturn and reduced external demand. At the same time, positive growth dynamics were recorded in industries oriented on the domestic market. In particular, in 2008, in the service industries, such as wholesale and retail trade and the transport and communications sector, gross added value increased by 1.8% and 7.1%, respectively, as compared to 2007. In 2008, compared to 2007, gross added value in agriculture, hunting and forestry increased by 17.2%, while gross added value in construction, education, and health and social protection decreased by 17.5%, 0.6%, and 0.6%, respectively.

In December 2008, the Government issued its revised forecast for Ukraine’s economic and social development, which forecasted real GDP growth of approximately 0.4% and budgeted for a CPI rate of approximately 9.5% in 2009 (December 2009 against December 2008). During the three months ended 31 March 2009, Ukraine’s real GDP decreased by 20.3% compared to the same period in 2008 (as compared to 6.3% growth in the three months ended 31 March 2008). The decline in GDP for the three months ended 31 March 2009 was primarily a result of a 31.9% decline in industrial output as compared to the same period in 2008 and unfavourable external conditions affecting Ukraine’s exports of metallurgical, chemical and machinery products. In the three months ended 31 March 2009, a decline in gross added value was recorded in all sectors of economic activity, other than agriculture where gross added value increased by 1.3%. In particular, in the three months ended 31 March 2009, gross added value declined in construction, trade and transport and the communications sector by 54.1%, 18.0% and 14.4%, respectively. The reasons for this decline included decreased consumer demand, banking system destabilisation, devaluation of the hryvnia and unfavourable external conditions due to the global financial downturn. By the end of 2009, the dynamics of gross added value are expected to be adversely influenced by increased energy prices and increased transport tariffs; in particular, this is expected to affect basic industries such as the metallurgical and chemical industries. However, Ukraine’s economy has been gradually adjusting to external shocks caused by the global economic and financial downturn. As a result, cumulative rates of decline in GDP have been decelerating since the beginning of 2009. In particular, according to the preliminary data, in the second quarter of 2009, the rate of decline in real GDP compared to the second quarter of 2008 (18.0%) decelerated as compared to the decline recorded in the first quarter of 2009 compared to the first quarter of 2008 (20.3%).

The following table sets forth certain information about Ukraine’s GDP for the periods indicated:

	Year ended 31 December			Three months ended 31 March
	2006	2007	2008	2008		2009
GDP
Nominal GDP (UAH millions)	544,153.0	720,731.0	949,864.0	187,717.0		183,217.0
Nominal GDP (U.S.$ millions)(1)	107,753.1	142,719.0	180,239.8	37,171.7		23,794.4
Real GDP (% change)(2)	7.3	7.9	2.1	6.3		(20.3)
Nominal per capita GDP (U.S.$)(1)	2,303.0	3,068.6	3,896.4	N/A	(3)	N/A	(3)

Notes:

(1)	Hryvnia amounts have been converted to dollar amounts using the average exchange rate specified under the heading “The Monetary System — Exchange Rates”.
(2)	The State Committee of Statistics calculates real GDP for a particular period by dividing nominal GDP (UAH millions) for such period by the relevant consumer price index.
(3)	As full-year nominal GDP is not yet available for 2009, this figure does not offer a meaningful comparison with nominal per capita GDP for prior years.

Source: State Committee of Statistics

GDP by Source

Before its independence in 1991, Ukraine’s economy was highly integrated into the economic system of the former Soviet Union. Ukraine imported oil and gas from Russia, Azerbaijan and Turkmenistan, and exported steel, machinery, chemical, agricultural and other products to other Republics. Since independence, the composition of GDP has undergone a period of restructuring and adjustment.

The following table sets forth the composition of GDP by source for the periods indicated:

	Year ended 31 December						Three months ended 31 March
	2006		2007		2008		2008		2009
	(UAH millions)	(%)	(UAH millions)	(%)	(UAH millions)	(%)	(UAH millions)	(%)	(UAH millions)	(%)
GDP(1)	544,153.0	100.0	720,731.0	100.0	949,864.0	100.0	187,717.0	100.0	183,217.0	100.0
Industry(2)	150,090.0	27.6	198,368.0	27.5	258,941.0	27.2	55,339.0	29.4	43,705.0	23.8
Agriculture, hunting and forestry	41,006.0	7.5	47,417.0	6.6	64,297.0	6.8	4,963.0	2.6	5,084.0	2.8

	Year ended 31 December						Three months ended 31 March
	2006		2007		2008		2008		2009
	(UAH millions)	(%)	(UAH millions)	(%)	(UAH millions)	(%)	(UAH millions)	(%)	(UAH millions)	(%)
Construction	21,168.0	3.9	30,456.0	4.2	34,741.0	3.7	6,893.0	3.7	3,576.0	2.0
Transport and communication	56,053.0	10.3	70,065.0	9.7	91,193.0	9.6	19,471.0	10.4	21,042.0	11.5
Trade and services	68,573.0	12.6	95,220.0	13.2	130,205.0	13.7	25,589.0	13.6	26,589.0	14.5
Other economic activity(3)	150,242.0	27.6	215,368.0	29.9	284,353.0	29.9	54,679.0	29.2	68,289.0	37.3
Services of financial agents	(13,009.0)	(2.4)	(22,098.0)	(3.1)	(36,537.0)	(3.8)	(7,244.0)	(3.8)	(13,845.0)	(7.6)
Product taxes	70,030.0	12.9	85,937.0	11.9	122,671.0	12.9	28,027.0	14.9	28,777.0	15.7

Notes:

(1)	Totals may not add up to GDP figures in the table above because of statistical discrepancies.
(2)	Consists of extractive industries (such as mining), manufacturing and energy, gas and water production and distribution.
(3)	Includes education, health protection and other segments of the economy.

Source: State Committee of Statistics

GDP by Use

The following table sets forth the composition of GDP by use for the periods indicated:

	Year ended 31 December						Three months ended 31 March
	2006		2007		2008		2008		2009
	(UAH millions)	(%)	(UAH millions)	(%)	(UAH millions)	(%)	(UAH millions)	(%)	(UAH millions)	(%)
GDP(1)	544,153.0	100.0	720,731.0	100.0	949,864.0	100.0	187,717.0	100.0	183,217.0	100.0
Consumption	424,906.0	78.1	558,581.0	77.5	752,489.0	79.2	160,245.0	85.4	172,015.0	93.9
Private Sector	319,383.0	58.7	423,174.0	58.7	576,565.0	60.7	125,825.0	67.0	131,910.0	72.0
Non-profit organisations	5,173.0	1.0	6,445.0	0.9	7,638.0	0.8	1,795.0	1.0	1,960.0	1.1
Government	100,350.0	18.4	128,962.0	17.9	168,286.0	17.7	32,625.0	17.4	38,145.0	20.8
Gross fixed investment	133,874.0	24.6	198,348.0	27.5	258,176.0	27.2	49,604.0	26.4	31,200.0	17.0
Change in stock	655.0	0.1	4,685.0	0.7	15,457.0	1.6	267.0	0.1	(13,353.0)	(7.3)
Net acquisition of valuables	211.0	0.0	285.0	0.0	357.0	0.1	78.0	0.0	85.0	0.0
Resource balance (net export GNFS)(2)	(15,493.0)	(2.8)	(41,168.0)	(5.7)	(76,615.0)	(8.1)	(22,477.0)	(11.9)	(6,730.0)	(3.6)
Export of goods and NFS(3)	253,707.0	46.6	323,205.0	44.8	444,859.0	46.8	88,517.0	47.2	87,125.0	47.6
Import of goods and NFS(3)	269,200.0	49.4	364,373.0	50.5	521,474.0	54.9	110,994.0	59.1	93,855.0	51.2

Notes:

(1)	Totals may not add up to GDP figures in the table above because of statistical discrepancies.
(2)	GNFS means “goods and non-factor services”.
(3)	NFS means “non-factor services”.

Source: State Committee of Statistics

Inflation

The following table sets forth certain consumer price index and wholesale price index information, as percentage change rates as at the end of the period, as compared to end of the previous year:

	Year ended 31 December					Seven months ended 31 July
	2004	2005	2006	2007	2008(1)	2008(1)	2009(1)
	(Increase (decrease) against end of previous year in %)
Consumer Price Index (CPI)	12.3	10.3	11.6	16.6	22.3	14.9	8.5
Food	15.3	10.7	3.5	22.9	24.5	22.1	6.7
Non-Food	5.4	4.0	2.5	6.0	N/A	N/A	N/A
Paid Services	7.9	15.8	49.4	12.0	N/A	N/A	N/A
Wholesale Price Index (WPI)	24.1	9.5	14.1	23.3	23.0	34.1	4.9

Note:

(1)	Beginning in 2008, the State Committee of Statistics uses international COCICOP classification and does not calculate non-food and paid services indices. Also beginning in 2008, food index does not include beverages.

Source: State Committee of Statistics

At year-end 2006, against year-end 2005 Ukraine had experienced inflation of 11.6%, measured by CPI. This CPI inflation was mainly the result of an increase in prices for services, which increased by 49.4%, largely as a result of an increase in prices for utilities, passenger transportation and communications services, an increase of social payments, significant growth of the monetary base in December 2006, an increase in consumer lending volumes, and the high inflation expectations of the population. CPI inflation in food and non-food sectors was 3.5% and 2.5%, respectively, due to a decrease in prices for meat, edible oil, eggs, sugar, vegetables and potatoes, as well as stabilisation of fuel prices in the fourth quarter of 2006. In 2006, consumer price inflation was 9.1% compared to 2005. At year-end 2006, against year-end 2005, Ukraine had 14.1% inflation as measured by WPI, which was mainly the result of an increase in natural gas prices for industrial consumers.

At year-end 2007, against year-end 2006, Ukraine had 16.6% inflation, measured by CPI. In the summer of that year, inflation accelerated significantly due to unfavourable weather conditions resulting in a low harvest, political uncertainties resulting in increased consumer inflation expectations, continued global inflation, an increase of consumer purchasing capacity and an increase in the monetary base and money held outside banks. While the main reason for CPI inflation in 2006 was the growth in prices for services, in 2007, an increase in food prices accounted for approximately 80% of CPI growth. At the same time, factors mitigating the inflation pressure included a growth of retail deposit volumes, exchange rate stability and various measures taken by the Government and the NBU to restrain inflation rates. The CPI inflation in the fourth quarter of 2007 was the highest among quarterly indices from 2000. In 2007, consumer price inflation was 12.8% as compared to 2006. At year-end 2007, against year-end 2006, Ukraine had 23.3% inflation as measured by WPI, which was mainly the result of an increase in natural gas prices for industrial consumers, domestic wholesale agricultural product prices and world prices for metal products, grain and oil, as well as a result of increased wages and an intensification of the industrial modernisation.

At year-end 2008, against year-end 2007, Ukraine had 22.3% inflation as measured by CPI. At 14.6%, CPI growth rates (against year-end 2007) were higher in the five months ended 31 May 2008 than in the subsequent seven months of that year. The reasons for the acceleration of CPI inflation in the five months ended 31 May 2008 included the continuing effects of the high inflation rate during the last quarter of 2007 during the first five months of 2008, increasing prices for agricultural production resulting from the agricultural output decline in 2007 as well as from increasing prices for such products in external markets, and an increase in natural gas and oil prices. In June-August 2008, however, the inflation rate decelerated, and in July-August deflation was recorded, for the first time since April 2006. In September-December 2008, the rate of inflation increased again, largely due to increased non-food prices and prices for municipal services against the background of the global financial downturn. In this period, increased prices for non-food products were largely caused by a significant devaluation of hryvnia against foreign currencies. For the full year, the highest levels of inflation were recorded in food products (24.5%), which included 34.0%, 27.8%, and 37.8% growth in prices for meat and meat products, bread and bakery products, and fruits, respectively. In 2008, consumer price inflation was 25.2% as compared to 2007. The rate of consumer price inflation is particularly influenced by the prices of grain, milk and meat, as food products accounted for approximately 59.8% of the consumer basket in 2008; however, the share of non-food products and paid services in the consumer basket has been increasing over the years as a result of the growth in household income.

At year-end 2008, against year-end 2007, Ukraine had 23.0% inflation as measured by WPI, which was mainly the result of an increase in natural gas prices for industrial consumers, domestic wholesale agricultural product prices and world prices for metal products, grain and oil, as well as a result of increased wages and intensification of industrial modernisation.

In response to the high inflation levels recorded in the fourth quarter of 2007 and first quarter of 2008, the Government, together with the NBU, developed the Plan of Anti-Inflationary Measures (the “Plan”) that called for joint and coordinated activities aimed at the prevention of the growth of the inflationary pressure on the economy. In January 2009, the Plan was extended to 2009 as well. In accordance with the Plan, during 2008 and 2009, anti-inflationary measures focus on four areas:

•	reducing the level of demand inflation by means of monetary and fiscal measures;

•	preventing unreasonable price increases for certain goods and services, unfair competition and abuses of monopoly positions;

•	increasing the efficiency of accumulation and investment of idle funds, including the development of the stock market and the financial markets; and

•	reducing energy consumption and the dependency of the Ukrainian economy on external energy prices.

In accordance with the Plan, in 2008, a number of memoranda (most of which imposed price controls) were entered into with agricultural producers and wholesale traders in order to prevent unjustified increases in wholesale and retail prices for products of social importance, for example, sugar and meat. The NBU was also pursuing tighter monetary policy aimed at reducing inflationary pressure on the economy. See “Monetary System”.

For the seven months ended 31 July 2009, against year-end 2008, the CPI inflation rate was 8.5%, compared to a 14.9% rate during the corresponding period of 2008 against year-end 2007, following price trends recorded in 2008. The CPI rate was 17.3% in the seven months ended 31 July 2009 compared to the corresponding period in 2008. In the seven months ended 31 July 2008, CPI inflation was 25.2% compared to the corresponding period of 2007. The reasons for deceleration of CPI inflation in the seven months ended 31 July 2009 as compared to the same period in 2008 include good harvest recorded in 2008-2009, reduced wholesale prices for agricultural products, renewal of retail deposits growth, reduced consumer lending, reduced volumes of cash in circulation and money supply, reduced inflation expectation of the population and continued implementation of anti-inflation measures by the Government and the NBU. The reasons for deceleration of CPI inflation in this period also include increased unemployment, reduced wages and restrictions on deposit withdrawals introduced by the NBU in the end of 2008. Factors adversely affecting CPI inflation in the seven months ended 31 July 2009 included rising food prices and transport fuel prices, which increased by 40.1% against the corresponding period in the previous year, against the background of global oil price growth, a significant increase of oil export duty by Russia and an increase in the consolidated budget deficit due to shortfalls in certain budgetary revenue items. The 8.5% inflation in the seven months ended 31 July 2009, against year-end 2008, included 6.7% inflation in food products, 3.8% inflation in prices for housing, water, electricity and fuel for housing and 14.2% inflation in transport.

In the seven months ended 31 July 2009 against year-end 2008, WPI inflation was 4.9% as compared to 34.1% in the corresponding period of 2008 against year-end 2007. WPI inflation was 7.2% in the seven months ended 31 July 2009 compared to the corresponding period in 2008, and was 35.7% in the seven months ended 31 July 2008 compared to the corresponding period in 2007. The deceleration in the rate of growth of wholesale prices in the seven months ended 31 July 2009 is mainly due to a decrease in world prices for primary export products and the low level of economic activity at the domestic market.

In 2009, the Government expects the inflation rate to be influenced by a tighter monetary policy of the NBU, market saturation, increasing competition in the consumer market and high harvest expectations. In addition, in accordance with the Plan, the Government continues to pursue a policy aimed at preventing unreasonable growth of prices in the economy. This policy includes the following measures for 2009: monitoring prices in the main consumer markets; replenishing state food reserves; using state food reserves to mitigate imbalances in consumer markets; strengthening control over competition in the goods and services markets; and preventing price increases for electricity and gas that are deemed unreasonable in light of market conditions. Further inflationary pressure in 2009 and 2010 may be caused by, among other things, an increase in the consolidated budget deficit as well as an increase in tariffs for municipal services up to economically reasonable levels. For the purposes of municipal services, electricity charges, gas supplied by Naftogas and similar functions, Ukraine deems an economically reasonable price to be one that covers the cost of inputs as well as certain financing and other costs of the provider.

Price Liberalisation

From 1991 to date, Ukraine has taken steps towards liberalising prices to ameliorate misallocation of resources. Starting in 1993, state-determined prices for energy, agricultural products and communal services were gradually raised towards full cost recovery and global market prices. The majority of price-distorting practices were eliminated in October 1994.

Currently, the only goods that remain subject to national price regulation are gas, electricity, certain telecommunications, postal and transportation services and such housing and communal services as central heating, water, sewage and housing maintenance services, and certain agricultural products. Gas and electricity prices are regulated by an independent body, the National Commission on Electric Power Industry Regulation, while local authorities set tariffs on central heating, water, sewage and housing maintenance services. In addition, local authorities may regulate prices of bread, crops, sugar, oil, meat and dairy products.

Rates for municipal services increased on average by 85.7% in 2006, 15% to 18% in 2007, 30 to 45% in 2008 and 2 to 24% in the seven months ended 31 July 2009. These increases reflect the general policy of gradually bringing such prices to economically reasonable levels. Household electricity tariffs were increased in nominal terms by 26.9% in 2000 (as a condition to the disbursement of IMF funds) and remained unchanged from that time until May 2006, when household electricity tariffs were increased by 25%; a further 25% increase followed in September 2006. From September 2006 to the present, household electricity tariffs have remained stable. See “—Electricity and Natural Gas Tariffs”.

Tariffs for public telecommunications services and access to the telecommunications networks of the operator with a dominant market position as well as for universal postal services are regulated by the National Commission for the Regulation of Communications. Tariffs for certain transportation services, including railway transportations services and specialised services of ports and airports, are regulated by the Ministry of Transport and Communications of Ukraine subject to the approval of the Ministry of Economy of Ukraine.

Principal Sectors of the Economy

Industry

Ukraine inherited a large heavy industrial sector from the Soviet era, especially in iron and steel, aerospace and transport aircraft and other military equipment. However, these sectors have been impeded historically by the lack of structural reform, increased energy costs and market downturns.

The table below shows percentage changes in the rates of industrial production for the years ended 31 December 2006 to 2008 and for the seven months ended 31 July 2008 and 2009 compared to the comparable period in the previous year:

	Year ended 31 December			Seven months ended 31 July
	2006	2007	2008	2008	2009
	(Increase (decrease) over comparable period of previous year, in %)
Total industry	6.2	10.2	(3.1)	7.3	(30.4)
of which:
Extractive industry	5.8	2.7	(2.4)	5.0	(17.5)
Manufacturing (processing)	6.3	11.7	(3.2)	7.9	(35.7)
of which:
Food, drinks and tobacco industry	10.0	10.0	(0.9)	4.4	(6.3)
Light industry	(1.9)	0.4	(3.4)	2.5	(31.3)
Woodworking industry (other than furniture)	13.9	22.1	9.6	20.3	(35.6)
Pulp, paper and publishing industry	10.3	10.6	7.3	14.6	(22.4)
Coke and oil-refining industry	(12.1)	3.3	(15.0)	(12.7)	(13.6)
Chemical and petrochemical industry	3.2	6.2	(6.2)	5.3	(33.2)
Non-metallic industry	12.8	16.9	4.3	16.8	(46.3)
Metallurgy and metal products	8.9	8.3	(10.6)	3.6	(41.2)
Machinery manufacturing	11.8	28.6	8.6	28.7	(52.5)
Energy, gas and water production and distribution	6.7	3.2	(2.5)	2.2	(17.3)

Note:

The State Committee of Statistics calculates the index of industrial production on the basis of monthly production volumes through comparing two subsequent months (the indices of industrial production for the respective period are calculated on the basis of monthly indices during this period).

Source: State Committee of Statistics

Industrial production increased by 6.2% in 2006, 10.2% in 2007, but decreased by 3.1% in 2008. In the seven months ended 31 July 2008, the industrial production increased by 7.3%, such increase attributable largely to the increases in export oriented industries. However, in August-December 2008, the global recession resulted in a decline in almost all sectors. In particular, as a result of external shocks, industrial production declined by 24.9% in the fourth quarter of 2008 and the main industries contributing to decline in 2008 were metallurgy, the chemical industry and machinery manufacturing.

In the seven months ended 31 July 2009, industrial production decreased by 30.4% compared to the same period in 2008. During this period, industrial production decreased in all sectors. The main industries contributing to the decline in the seven months ended 31 July 2009 were machinery manufacturing, metallurgy and the chemical industry, largely due to decreased demand for the products of these industries in the external markets. At the same time, in July 2009 as compared to June 2009 the industrial production grew by 4.9%, mainly due to the increase in the production by the metallurgy industry by 15.3%.

Production in the light industry sector decreased by 3.4% in 2008 as a result of a 6.0% decline in the production of textiles, garments, fur and related products, which was offset in part by a growth in leather and footwear production by 5.1%. In the seven months ended 31 July 2009, as compared to the same period in 2008, production in the light industry sector decreased by 31.3%. A decline in the production of garments, fur and related products and leather and footwear production is due to oversaturation of the market with imported products, including those that were smuggled into the country. In the seven months ended 31 July 2009, production of textiles, garments, fur and related products declined by 33.8%, while leather and related products production declined by 19.8%.

Greater demand for furniture and improved supply resulting from the introduction of modern technologies and adaptation of companies to competitive market conditions have led to an increase of 9.6% in production by the woodworking industry for 2008. However, in the seven months ended 31 July 2009, the woodworking industry decreased production by 35.6%. In 2008, the pulp, paper and publishing industries experienced increased production of 7.3%, but in the seven months ended 31 July 2009, production decreased by 22.4%. In 2008, non-metallic industry increased production by 4.3%, and in the seven months ended 31 July 2009 it decreased production by 46.3%, largely as a result of decline in output of construction-related products, including cements and glass.

The chemical and petrochemical industry decreased production by 6.2% in 2008 and 33.2% in the seven months ended 31 July 2009 as compared to the same period in 2008 due to unfavourable conditions at the external markets and reduction in prices for mineral fertilisers. The 6.2% decline in 2008 included a 9.1% decline in chemical production, which was partly offset by a 3.1% growth in rubber and plastic production. The 33.2% decline in the seven months ended 31 July 2009 included declines in rubber and plastic production and chemical production by 33.6% and 33.1%, respectively. During this period, a number of chemical enterprises (ammonia and nitrogen producers in particular) either stopped production completely or curtailed it significantly. These enterprises were loss-making in this period due to increased natural gas prices and their products failing to compete against increased cheap imports from Russia and other CIS countries.

The metallurgy industry decreased production by 10.6% in 2008 against the background of unfavourable conditions on external markets, reduced domestic demand and limited volumes of borrowed funds available to main consumers of metallurgy products. The decline in 2008 included decreases of 9.7% and 12.9% in the production of pipes and cast iron, steel and ferroalloys, respectively. In the seven months ended 31 July 2009, the metallurgy industry decreased production by 41.2% as compared to the same period in 2008, primarily due to a further decrease of external demand for metallurgy products and low export prices for such products as well as a decreased demand from the domestic machinery manufacturing and construction industries. The 41.2% decline in the seven months ended 31 July 2009 included 48.7%, 32.9% and 44.2% declines in finished rolled metal products, non-ferrous metals and pipe production, respectively, as well as a 39.6% decline in cast iron, steel and ferroalloys production. At the same time, in each of May, June and July 2009, the metallurgy industry increased production as compared to the preceding month.

The coke and oil refining industry decreased production by 15.0% in 2008. In the seven months ended 31 July 2009 as compared to the same period in 2008, the coke and oil refining industry decreased production by 13.6% due to a 23.9% and 6.2% decline in coke production and oil refining, respectively.

The food industry decreased production by 0.9% in 2008. The decline in 2008 was due to reduced domestic demand, price growth, reduction in the investment volumes and increased imports. In particular, the decline in 2008 was due primarily to a decline in production of dairy products and meat and meat products, including 36.3% and 41.8% declines in frozen beef and pork meat production, respectively, as well as a decline in production of edible oil and sugar. In the seven months ended 31 July 2009, production in the food industry decreased by 6.3% as compared to the same period in 2008, primarily due to the decreased production of meat and meat products. In the seven months ended 31 July 2009, production of almost all products decreased, except for poultry, edible oils and fats. The 6.3% decline in the seven months ended 31 July 2009 included 9.5%, 11.7%, 15.0% and 10.2% declines in confectionery, dairy products, meat and bread and bakery production.

In 2008, production in the machinery manufacturing industry grew by 8.6%, largely as a result of exports, both to traditional markets and to new markets. Domestic demand also increased in the first three quarters of 2008, largely due to renovation of fixed assets, high consumer demand and the implementation of energy-saving technologies. As a result, in 2008, production of electric, electronic and optical equipment increased by 8.3%, machinery and equipment production increased by 5.2% and transport vehicles and related equipment production increased by 11.1%. High levels of growth in the first three quarters of 2008 were offset by a drastic decline in production in the fourth quarter of 2008 due to reduced external demand (especially from the CIS states) and decreased lending. In particular, car and consumer appliance production decreased by 50.2% and 47.0%, respectively, in the fourth quarter of 2008 due to decreased consumer lending and a decline in disposable income; while railway vehicle and agricultural equipment production decreased by 35.8% and 35.9%, respectively, during this period. In the seven months ended 31 July 2009, production in the machinery manufacturing industry decreased by 52.5% as compared to the same period in 2008, as a result of decreased demand both in external and domestic markets. In the seven months ended 31 July 2009, production of electric, electronic and optical equipment decreased by 33.7%, machinery and equipment production decreased by 46.7% and transport vehicles and related equipment production decreased by 65.0% (including car production decline by 83.3%), respectively, as compared to the same period in 2008

In 2008, production in the extractive industry decreased by 2.4%, and in the seven months ended 31 July 2009 production in this industry decreased by 17.5%. The 17.5% decline in the seven months ended 31 July 2009 was primarily a result of a decline in the extraction of metal ores, coal and peat, and oil and gas by 27.9%, 6.4% and 1.9%, respectively. In 2008 and the seven months ended 31 July 2009, energy, gas and water production and distribution decreased production by 2.5% and 17.3%, respectively.

The table below summarises the volume of realised industrial production (goods and services sold) in each sector for 2006, 2007, 2008 and the six months ended 30 June 2008 and 2009.

	Year ended 31 December						Six months ended 30 June
	2006		2007		2008(2)		2008(3)		2009(3)
	(UAH millions)	(%)	(UAH millions)	(%)	(UAH millions)	(%)	(UAH millions)	(%)	(UAH millions)	(%)
Total industry(1)	551,729.0	100.0	717,076.7	100.0	916,618.3	100.0	393,050.0	100.0	297,341.5	100.0
of which:
Extractive industry	45,077.4	8.2	56,348.6	7.9	85,854.6	9.4	38,203.2	9.7	26,580.1	8.9
Manufacturing (processing)	405,466.3	73.5	530,162.7	73.9	667,595.7	72.8	300,024.2	76.3	207,264.2	69.7
of which:

Food, drinks and tobacco industry	85,822.0	15.5	109,959.9	15.3	139,724.4	15.2	50,938.5	13.0	56,743.9	19.1

Light industry	6,127.7	1.1	7,034.1	1.0	8,125.1	0.9	3,100.7	0.8	2,467.0	0.8

Woodworking industry (other than furniture)	4,454.6	0.8	5,796.4	0.8	6,778.8	0.8	2,647.8	0.7	2,053.4	0.7

Pulp, paper and publishing industry	13,490.6	2.4	16,788.0	2.4	20,481.0	2.2	6,662.2	1.7	6,892.8	2.3

	Year ended 31 December						Six months ended 30 June
	2006		2007		2008(2)		2008(3)		2009(3)
	(UAH millions)	(%)	(UAH millions)	(%)	(UAH millions)	(%)	(UAH millions)	(%)	(UAH millions)	(%)

Coke and oil-refining industry	43,895.5	8.0	52,527.7	7.3	66,242.2	7.2	33,257.3	8.4	21,167.0	7.1

Chemical and petro-chemical industry	35,249.7	6.4	43,911.4	6.1	55,426.5	6.1	25,192.5	6.4	19,237.5	6.5

Non-metallic industry	18,351.5	3.3	27,464.5	3.8	34,245.8	3.7	15,572.4	3.9	9,398.3	3.2

Metallurgy and metal products	120,660.5	21.9	157,450.5	22.0	201,781.5	22.0	103,649.2	26.4	56,053.3	18.8

Machinery manufacturing	68,730.6	12.5	98,339.9	13.7	121,664.9	13.3	54,503.5	13.9	30,700.2	10.3

Energy, gas and water production and distribution	101,185.3	18.3	130,565.4	18.2	163,168.0	17.8	54,822.6	14.0	63,497.2	21.4

Notes:

(1)	Data includes small enterprises and takes into account sales volumes of enterprises’ customers, i.e., figures include both volumes produced by manufacturing enterprises as well as sales volumes of manufactured products by customers that purchased the products from the initial manufacturers.
(2)	Data does not take into account changes in the classification of the main categories of activities in 2008.
(3)	Data does not include small enterprises and does not take into account sales volume of enterprises’ customers, i.e., figures include only volumes produced by manufacturing enterprises and do not include sales volumes of manufactured products by customers that purchased the products from the initial manufacturers.

Source: State Committee of Statistics

State Aid and Industrial Development

To stimulate industrial growth, Parliament and the Government of Ukraine have enacted a number of legislative initiatives aimed at developing certain industrial sectors, including car production, ship-building, ammunition manufacturing, mining and processing of iron ore, airline manufacturing, the defence industry and alternative energy sources. These legislative initiatives contributed to the increase in industrial production from 2006 to 2008.

For example, exports of goods increased from U.S.$38.4 billion in 2006 to U.S.$49.3 billion in 2007 and to U.S.$67.0 billion in 2008. In the six months ended 30 June 2009, exports of goods equalled U.S.$17.3 billion as compared to U.S.$32.6 billion in the six months ended 30 June 2008. Ferrous metals and their products accounted for 32.1% of Ukraine’s total exports of goods in the six months ended 30 June 2009, whilst exports of machinery and chemical products accounted for 12.0% and 6.5% of Ukraine’s total exports of goods, respectively, during this period.

On 24 June 2004, the Law of Ukraine “On State Support of the Agriculture of Ukraine” was adopted, setting state policy in the budget, credit, pricing, insurance, regulatory and other spheres of Government in order to stimulate domestic agricultural production and develop the agricultural market. State support envisaged by the law includes state loans to certain types of agricultural producers, as well as insurance, credit and cattle breeding subsidies. Amendments to this law as well as the Law “On Milk and Dairy Products” enacted in November 2006 were intended to bring state support policy in line with WTO and EU requirements, including in relation to export and import operations with products whose prices are subject to state regulation.

State aid is expected to be influenced by WTO agreements that govern provision of government subsidies affecting trade. Application of WTO rules governing subsidies and compensatory measures is expected to result in structural reforms of the mechanisms, forms and volumes of state support of certain Ukrainian industries, including the coal sector, the agricultural sector, agricultural machine manufacture and the aircraft industry.

Mining

Ukraine possesses a large mineral reserve base, with approximately 8,000 deposits of 80 different minerals. It has more than 70% of the CIS countries’ reserves of manganese ores, 60% of kaolins, approximately 30% of iron ore deposits, 25% of cooking salt and 15% of coal deposits. Ukraine is the world’s fifth largest producer of iron ore and has the second largest reserve of manganese after South Africa. It also produces chrome, nickel, titanium and aluminium. Ukraine exported approximately, U.S.$1.3 billion, U.S.$1.6 billion, U.S.$2.9 billion and U.S.$720.3 million of non-metallic minerals and approximately U.S.$1.0 billion, U.S.$1.1 billion, U.S.$1.1 billion and U.S.$264.1 million of nonferrous metals in 2006, 2007, 2008 and the six months ended 30 June 2009, respectively.

In 2008, 79.5 million tonnes of coal were produced, a 3.5% increase compared to 2007. In the seven months ended 31 July 2009, 42.8 million tonnes of coal were produced, an 8.7% decrease compared to the same period in 2008. Exports of coal in 2007, 2008 and the six months ended 30 June 2009, were 3.7 million, 4.8 million and 2.1 million tonnes, respectively. In 2007 and 2008, the total value of exports of coal was U.S.$266.1 million and U.S.$554.3 million, respectively. During the six months ended 30 June 2009, the value of coal exports was U.S.$149.0 million.

The aggregate volume of coal deposits is estimated at approximately 117.5 billion tonnes. This volume represents 94.5% of the energy reserves of Ukraine and includes industrial reserves located at active mines of approximately 6.5 billion tonnes. The remaining 2% and 2.6% accounted for by oil and natural gas, respectively. As of 1 August 2009, 108 coal mining enterprises were in liquidation.

As of the date of this Consent Solicitation Memorandum, a significant number of coal producing enterprises are loss-making. However, due to a lack of financing for physical shut-down of coal-producing enterprises, as well as for environmental measures, redundancy payments and coal supplies for local heating requirements, progress on the closure of such enterprises has been delayed. The Government continues to view coal as an important source of energy for Ukraine. In addition, many coal mines are seen as “social assets”, as they are the only or largest source of employment in certain cities or towns.

In 2008, state financing of the coal industry equalled UAH 7,487.6 million (UAH 4,268.1 million out of the State Budget general fund and UAH 3,219.6 million out of the special fund). In the seven months ended 31 July 2009, state financing of the coal industry equalled UAH 3,676.1 million (UAH 871.5 million out of the State Budget general fund and UAH 2,804.6 million out of the special fund). State Budget expenditures to support the coal industry in 2009 are expected to total UAH 6.6 billion. At 31 December 2008, the total amount of arrears to the State Budget of coal mining enterprises was UAH 1.4 billion and by 1 August 2009, those arrears had decreased to UAH 1.3 billion.

Pursuant to the Energy Strategy of Ukraine through 2030 and the Concept for Coal System Reform, the State’s strategic goal is to increase production to 90.9 million tonnes by 2010 and to 110.3 million tonnes by 2015. However, no assurance can be given that these targets will be met. Priority tasks of the coal sector reform determined by the Concept for the Coal System Reform include raising private investments into the coal sector and reconstruction and modernisation of fixed assets of mining enterprises. In furtherance of the Energy Strategy of Ukraine until 2030 and the Concept for Coal System Reform, as at the date of this Consent Solicitation Memorandum, the Ministry of Coal Industry is considering a possible privatisation of a number of mining enterprises or their assets.

To establish an efficient mechanism for privatisation, in April 2009, the Government passed a resolution permitting the sale of assets belonging to structural units of mining enterprises (as opposed to the sale of mining enterprises themselves). The resolution provides that a buyer of such assets would be obliged to enter into an agreement with the employees of the relevant unit setting out various social guarantees for employees, which are expected to include such measures as undertakings of non-dismissal and increased wages. These social guarantees would be effective for at least five years from the sale date. However, in May 2009, the President suspended this resolution and requested an opinion from the Constitutional Court of Ukraine as to whether the resolution conforms with the Constitution of Ukraine. As at 22 September 2009, the Constitutional Court of Ukraine is reviewing the President’s request and has not yet ruled on this matter.

In addition, as part of legislative changes required as a result of Ukraine’s accession to the WTO, a draft law on state support (subsidies) to the coal industry is being developed. Such law, once enacted, is expected to contribute to the promotion of the fair market competition amongst mining enterprises and improvement of their profitability.

Oil and Gas

Ukraine imports a significant portion of its primary energy needs, mainly in the form of crude oil and natural gas. Total domestic consumption of gas in Ukraine in 2008 was 60.2 billion cubic metres (5.5% less than in 2007) and the Government predicts total domestic demand to be 48.8 billion cubic metres for full year 2009. In the six months ended 30 June 2009, total domestic consumption of gas in Ukraine was 25.1 billion cubic metres, a decrease of 26.4% compared to the same period of 2008. A decrease in domestic gas consumption in 2009 was caused by reduced demand from industrial producers, largely attributable to the significant decrease in industrial production in this period as well as to increased natural gas prices.

In 2007, domestic production of gas decreased by 1.2% compared to 2006 and reached 20.7 billion cubic metres. In 2008, domestic production of gas increased by 1.7% compared to 2007 and reached 21.1 billion cubic metres. In the six months ended 30 June 2009, domestic production of gas was 10.8 billion cubic metres, an increase by 3.3% as compared to the same period in 2008. The Government expects that in 2009 domestic production of gas will reach 20.6 billion cubic metres and gas imports will be 33.0 billion cubic metres. The main reason for the low growth of domestic gas production is that Ukrainian gas reserves are difficult to extract, requiring special technologies and significant investments for exploitation.

Total domestic demand for oil has been approximately 23 million tonnes annually, which is substantially less than the consumption of similar sized countries in Western Europe. Domestic oil and gas condensate production was 4.3 million tonnes in 2008, a decrease of 2.9% as compared to 2007. In the seven months ended 31 July 2009, domestic production of oil and gas condensate was 2.3 million tonnes, a decrease of 5.9% as compared to the same period in 2008. Recently discovered oil fields in western Ukraine and the Black Sea may potentially increase the output of the sector. However, available resources in these regions are moderate and costs of exploration high due to great depths.

Ukraine has pipelines to transport gas and oil from the CIS to western Europe. Ukraine’s gas transit system consists of 38,276 km of gas pipelines, 73 compressor stations and 13 underground gas storage facilities (with the capacity to store 31.6 billion cubic metres of gas), with a total transit capacity to central and western Europe of approximately 175 billion cubic metres of gas per year. Approximately 21% of the pipelines have been in operation for more than 33 years and an additional 30% of the pipelines have been in operation for about 15 to 25 years. Ukraine’s oil transit system consists of 4,766.1 km of oil pipelines with a total capacity of 114.0 million tonnes per year, 28 pumping stations and tank fields with a capacity of more than 1 million tonnes. In June 2001, OJSC Ukrtransnafta (“Ukrtransnafta”), a state-owned oil company and 100% subsidiary of Naftogas, was established to manage and operate the transportation of oil by pipelines through Ukraine. This pipeline infrastructure is a major source of revenue with significant effects on Ukraine’s balance of payments. See “External Sector — Balance of Payments”.

In 2006, 128.5 billion cubic metres of gas were transited from one foreign country to another via Ukraine and not for use in Ukraine, as compared to 133.7 billion cubic metres of gas transited in 2005. In 2006, 33.2 million tonnes of oil were transported through Ukraine, an increase of 6.0% as compared to 2005. In 2007, 115.2 billion cubic metres of gas were transited from one foreign country to another via Ukraine and not for use in Ukraine, a decrease by 10.3% as compared to 2006. In 2007, 39.8 million tonnes of oil were transported through Ukraine, an increase of 19.7% as compared to 2006.

In 2008, 119.6 billion cubic metres of gas were transited from one foreign country to another via Ukraine (rather than for use in Ukraine), an increase of 3.8% compared to 2007. In the seven months ended 31 July 2009, 47.8 billion cubic metres of gas were transited from one foreign country to another via Ukraine, a decrease of 37.1% compared to 76.0 billion cubic metres in the same period of 2008. A significant decrease in gas transit volume in the seven months ended 31 July 2009 is largely attributable to European countries, which replaced expensive gas sold by Gazprom with cheaper gas from Norway and Algeria as well as generally reducing consumption in response to the global economic downturn. In addition, transit volumes in 2009 have been adversely affected by the temporary suspension of transit by Gazprom in January 2009. See “- Oil and Gas – Russia”. Naftogas forecasts that by the end of 2009, the total amount of gas transit from one foreign country to another via Ukraine may be between 87 and 92 billion cubic metres.

In 2008, 32.8 million tonnes of oil were transported through Ukraine, a decrease of 17.0% as compared to 2007. In the seven months ended 31 July 2009, 17.8 million tonnes of oil were transported through Ukraine, a decrease of 9.0% as compared to the same period in 2007. Pumping of oil for domestic use decreased by 27.0% to 8.1 million tonnes in 2008, compared to 11.1 million tonnes in 2007 and increased by 7.0% to 5.0 million tonnes in the seven months ended 31 July 2009, compared to the same period in 2008. A decrease in pumping of oil for domestic use in 2008 resulted from the closure of a number of Ukrainian refiners for refurbishment.

While Ukraine reports untapped internal energy sources of natural gas and oil, most of Ukraine’s external liabilities are generated through purchases of oil and gas. Although Ukraine ranks second among the CIS countries in terms of energy production, it also ranks second among the CIS countries in consumption and has been a net importer of oil and gas. Ukraine imports oil almost exclusively from Russia, which has substantially raised its prices to close to world levels. Ukraine is one of the largest importers of natural gas in the world, with imports covering approximately 71.4% of its total domestic demand for gas. Ukraine imported 50.2 billion, 50.1 billion, 52.6 billion and 11.4 billion cubic metres of natural gas in 2006, 2007, 2008 and the seven months ended 31 July 2009, respectively. Naftogas expects that Ukraine will import approximately 20 billion cubic metres of gas in the second half of 2009, with the decrease in imports largely attributable to the global economic downturn and increased natural gas prices. Ukraine imported 10.7 million tonnes, 9.8 million tonnes, 6.6 million tonnes and 3.2 million tonnes of oil in 2006, 2007 and in 2008 and the six months ended 30 June 2009. Fuel and energy sources such as natural gas, oil and coal accounted for 20.3% of total imports in 2007 and 18.8% of total imports in 2008, with imports of natural gas alone accounting for 10.7% and 11.0%, respectively. Fuel and energy sources such as natural gas, oil and coal accounted for 27.9% of total imports in the six months ended 30 June 2009 as compared to 20.3% in the six months ended 30 June 2008, with imports of natural gas alone accounting for 21.0% as compared to 12.0%, respectively.

All external payment arrears in respect of gas imports from Russia and Turkmenistan are the responsibility of the gas distribution companies, the largest of which is Naftogas. These companies have the authority to cut supply to non-paying industrial gas customers. However, these Ukrainian State-owned enterprises, including Naftogas, have continued to accumulate payment arrears for natural gas deliveries by Gazprom. On 4 October 2001, Ukraine signed inter governmental agreements with Russia to restructure U.S.$1.4 billion of such debts, which includes revised payment and supply terms. Ukraine and Russia agreed that Naftogas would issue eurobonds to Gazprom in the aggregate principal amount of approximately U.S.$1.4 billion, the recognised amount of the arrears, with maturities staggered in the years 2004-2013. As Gazprom had repeatedly refused to accept the delivery of the bonds, Naftogas and Gazprom reached an agreement on the new mechanism for the settlement of Naftogas’ debt only in August 2004. As a result of the 2004 settlement, Naftogas accepted a prepayment of transit fees from Gazprom in the amount of U.S.$1.25 billion (equal to U.S.$250 million per annum) for certain transit services between 2005 and 2009 (inclusive) and used received funds to settle its debt to Gazprom. Another settlement of arrears for natural gas deliveries was reached in October 2007. See “–Oil and Gas – Russia”.

As at 31 December 2008, arrears to the State Budget of oil and gas sector enterprises amounted to UAH 1.6 billion and, by 1 August 2009, these arrears had decreased to UAH 0.9 billion.

Russia

Based on the inter-governmental agreement dated 4 October 2001, Naftogas and Gazprom finalised long-term contracts on the transit and storage of Russian gas. Maintenance of the annual level of Russian gas transit through Ukraine to Western Europe at the level of at least 110 billion cubic metres per year until 2013 has been agreed. On 7 October 2002, Ukraine and Russia signed a framework agreement “On Strategic Cooperation in the Gas Sector”. The main purpose of the agreement is to ensure transit of Russian natural gas through the territory of Ukraine until 2032 and to provide for the construction, modernisation and operation of gas pipelines. Ukraine and Russia agreed to establish an international consortium in order to provide for a safe and stable Ukrainian gas transit system, to create new gas transit facilities on Ukrainian territory and to attract investment for modernisation and development of the Ukrainian gas transit system.

On 23 January 2003, an international consortium related to the management and development of the gas transit system was registered in Kyiv with Naftogas and Gazprom as the two founders. On 26 August 2003, Russia and Ukraine approved a project to build a 1,500 km gas pipeline in Ukraine for exports to western Europe, with a capacity of 28 to 30 billion cubic metres annually. In December 2003, the consortium participants agreed to commence a feasibility study for the construction of a section of this gas pipeline between Novopskov and Uzhgorod in Ukraine. On 27 October 2004, Naftogas and Gazprom signed a cooperation agreement for the construction and management of the initial section of the Bogorodchany-Uzhgorod gas pipeline and establishing the conditions for transportation of gas. If this project goes forward as planned, gas volumes transported through Ukraine may increase, according to Naftogas, by 19 billion cubic metres per year. In 2008-2009, Ukraine and Russia intergovernmental consultations on this issue have been underway.

On 29 July 2004, Naftogas, Gazprom and certain other parties entered into a series of agreements for the provision of natural gas to, and development of gas transportation infrastructure in, Ukraine from 2005 to 2028. Further to these agreements, a new company, RosUkrEnergo AG, was established as an indirect subsidiary of the Joint-stock Bank of the Gas Industry Gazprombank (Closed Joint-stock Company) (“Gazprombank”) and Raiffeisenbank, a member of the Austrian Raiffeisen Banking Group. RosUkrEnergo AG is managed by a coordination committee consisting of representatives of Gazprom, Gazprombank, Naftogas and Raiffeisenbank. RosUkrEnergo purchased gas for the Ukrainian market and oversaw the transit of the purchased gas shipments to and through Ukraine.

In late 2005, Gazprom began negotiations with Naftogas with a view to increasing prices for natural gas supplied by Gazprom to Ukraine to levels at which Gazprom sold natural gas to its customers in Western Europe. On 1 January 2006, Gazprom temporarily stopped selling natural gas to Naftogas in connection with a dispute over an increase in prices. On 4 January 2006, Gazprom, RosUkrEnergo and Naftogas entered into a series of new agreements for the supply of natural gas by RosUkrEnergo and supplies resumed. Further to these agreements, on 2 February 2006 Naftogas and RosUkrEnergo established a joint venture, Ukrgaz-Energo, which on the same date entered into a five-year contract (subsequently extended to 2028) with RosUkrEnergo for the supply of natural gas at a price to be fixed on a year-by-year basis. That agreement provided for the purchase by RosUkrEnergo of natural gas of Turkmen, Uzbek, Kazakh and Russian origin. The base price for the natural gas of Russian origin (used in calculations of the final price) was established at U.S.$230.00 per 1,000 cubic metres. The parties agreed on a price of U.S.$95.00 per 1,000 cubic metres of gas for the first six months of 2006 (which price remained in effect until 31 December 2006) as compared to the previous price of U.S.$50.00 per 1,000 cubic metres, and for a transit fee for natural gas through the territories of Ukraine and the Russian Federation of U.S.$1.60 per 1,000 cubic metres of gas for each 100 km until 1 January 2011. The parties further agreed that the transit fee and the price for natural gas established by the agreement may be changed only by the parties’ mutual consent. In 2006 and 2007, Ukrgaz-Energo was also selling natural gas to industrial customers in Ukraine. In October 2006, RosUkrEnergo and Ukrgaz-Energo agreed to increase the price for natural gas which was supplied for domestic consumption in Ukraine in 2007 to U.S.$130 per 1,000 cubic metres.

On 1 October 2007, immediately following the early elections to Parliament in Ukraine, Russia threatened to cut off the supply of gas to Ukraine in order to apply pressure on Naftogas and Ukrgaz-Energo to settle outstanding debts owed by Naftogas to Ukrgaz-Energo, which amounted to approximately U.S.$700 million, as well as outstanding debts owed by Ukrgaz-Energo to RosUkrEnergo. On 9 October 2007, Naftogas, Ukrgaz-Energo, RosUkrEnergo and Gazprom reached a settlement agreement on the outstanding debts for the natural gas providing for the agreement of the parties to complete repayment of relevant debts by 1 November 2007. Naftogas used a prepayment of transit fees for services provided by Naftogas from October to December 2007, from Gazprom and RosUkrEnergo, as well as payments from other sources, to settle its debt to Ukrgaz-Energo and Ukrgaz-Energo intended to use the funds received from Naftogas to settle its debt to RosUkrEnergo. By 1 November 2007, the U.S.$700 million owed by Naftogas to Ukrgaz-Energo had been repaid in full. In December 2007, RosUkrEnergo and Ukrgaz-Energo agreed to increase the price for natural gas which was supplied for domestic consumption in Ukraine in 2008 to U.S.$179.5 per 1,000 cubic metres.

On 12 March 2008, Naftogas and Gazprom signed an agreement on the development of relations in the gas sector setting out an action plan to switch to direct Naftogas-Gazprom gas supply deals. In addition, in March 2008 Naftogas and RosUkrEnergo entered into a contract to supply 49.8 billion cubic metres of imported natural gas in 2008 at the price of U.S.$179.5 per 1,000 cubic metres at the Russia/Ukraine border. A transit fee for transit of natural gas through the territories of Ukraine was set at U.S.$1.70 per 1,000 cubic metres of gas for each 100 km for 2008. Further to the 12 March 2008 agreement, Gazprom established a subsidiary in Ukraine, LLC “Gazpromzbut Ukraina” that purchased 3.2 billion cubic metres of natural gas from Naftogas in 2008 and is required to purchase 7.5 billion cubic metres in 2009 for sale to Ukrainian consumers. The 7.5 billion cubic metres to be sold by LLC “Gazpromzbut Ukraina” in 2009 are expected to represent approximately 25% of the aggregate volume of natural gas sold to Ukrainian industrial consumers.

In 2008, Naftogas and Gazprom failed to reach agreement on the terms of natural gas supplies to Ukraine for 2009. On 1 January 2009, Gazprom significantly reduced gas supplies to Ukraine, both for domestic consumption and for transit to European countries. On 7 January 2009, Gazprom suspended natural gas supplies to Ukraine. In order to avoid large-scale interruptions, Naftogas put the gas transportation system into reverse functioning mode, with gas being transported not from east to west, as during normal functioning, but from Western Ukraine to Eastern Ukraine, which consumes more gas. The dispute between Ukraine and Russia over gas supplies was elevated to the European level, and experts from European states were granted access to the Ukrainian gas transportation system for monitoring purposes.

On 17-19 January 2009, delegations from the Ukrainian and Russian governments, Naftogas and Gazprom conducted negotiations in Moscow to resolve outstanding issues and agree the terms of natural gas supplies. On 19 January 2009, contracts for natural gas supplies and transit in 2009-2019 were signed between Gazprom and Naftogas. The current contracts provide for a European-type formula for calculating the price of natural gas supplied for domestic consumption in Ukraine. According to this formula, the natural gas price depends upon the price of oil and oil products and is determined on a quarterly basis. In the first, second and third quarters of 2009, the price for natural gas supplied for domestic consumption to Ukraine was U.S.$360.00, U.S.$270.95 and U.S.$198.34 per 1,000 cubic metres, respectively. The price for previously supplied gas may be subject to adjustments depending on gas quality. The average price for 2009 is expected to be approximately U.S.$228.0 per 1,000 cubic metres. The tariff for natural gas transit through Ukrainian territory was fixed at a discounted level of U.S.$1.7 per 1,000 cubic metres for 2009. Beginning in 2010, the tariff will be determined by a formula linked to the price of technological gas used in providing transit services. Technological gas is used in the operation of gas pumping stations and the gas transport system rather than being supplied to consumers.

On 16 November 2004, Ukrtransnafta, the Russian company JSC Transneft and the Russian-British joint venture TNK-BP signed an agreement for co-operation in the transportation of oil through Ukraine and Russia. The agreement provided for the annual supply of 7 to 9 million tonnes of Russian oil over a period of three years in the direction of Samara-Mozyr-Brody-Odessa; in 2006, the agreement was extended until 31 December 2009. In 2006 and 2007, approximately 3.4 and 9.1 million tonnes of oil, respectively, were transported over this route. In 2008 and the seven months ended 31 July 2009, 7.7 and 5.7 million tonnes of oil were transported over this route.

Turkmenistan

In May 2001, Ukraine and Turkmenistan signed a framework agreement under which Ukraine had the option to buy a total of 250 billion cubic metres of natural gas during the period 2002-2006, with annual volumes set out in separate protocols. This agreement was not extended beyond 2006. In each of 2003 and 2004, 31.5 billion cubic metres of gas were supplied to Ukraine at a rate of U.S.$44 per 1,000 cubic metres, for which half of the purchase price was to be paid in dollars and half in goods and services. On 3 January 2005, Ukraine and Turkmenistan signed a further agreement that provided for the supply of 31.5 billion cubic metres of gas in 2005 at a rate of U.S.$58 per 1,000 cubic metres, for which half of the purchase price was to be paid in dollars and half in goods and services. Pursuant to this agreement, Naftogas received 16.7 billion cubic metres of gas in the six months ended 30 June 2005. On 24 June 2005, Naftogas and Turkmenistan signed a new agreement setting conditions of sale of Turkmen gas to Ukraine in the second half of 2005. The price of gas was set at U.S.$44 per 1,000 cubic metres compared to the previous U.S.$58 per 1,000 cubic metres. From 1 July 2005, all payments for Turkmen gas were made in cash. Under a separate agreement, Ukraine received 5 billion cubic metres of gas in 2005 (0.5 billion more than previously agreed). As of 20 August 2009, all cash payments for natural gas supplied by Turkmenistan to Ukraine in 2003-2005 have been made in full, but Ukraine is to settle outstanding in-kind debts in the amount of approximately U.S.$2.7 million.

In 2006-2009, no Turkmen gas was supplied to Ukraine under direct contracts with Turkmenistan and the Government does not expect that such supplies will resume in 2010. In the past, Turkmenistan confirmed the availability of resources necessary to ensure supplies of gas to Ukraine. However, Turkmenistan’s position was that such supplies were conditional upon agreeing terms and conditions with Russia for the transit of Turkmen gas to be supplied to Ukraine.

A draft agreement on future long-term co-operation in the oil and gas sphere between Ukraine and Turkmenistan was prepared by Ukraine and submitted to Turkmenistan for consideration in 2005. The draft agreement provides for the supply of annual volumes of 40-60 billion cubic metres of natural gas from Turkmenistan during the period of 2007-2031. As of 20 August 2009, this draft agreement has not yet been concluded.

Poland

From 2005 to 31 July 2009, Naftogas exported minor volumes of natural gas to Poland, totalling 18.2 million cubic metres of gas. Naftogas expects that the amount of gas to be supplied to Poland will increase to up to 200 million cubic metres of gas per year starting from 2011.

On 14 January 2004, the Cabinet of Ministers approved an agreement with the Government of Poland on the use of the Odessa-Brody pipeline. On 16 January 2004, an agreement was signed by Ukrtransnafta and the Polish oil transportation company Przyjazn PERN to establish a joint venture extending the Odessa-Brody pipeline to Plotsk in Poland, as well as to attract investment for the project. In 2004, the Sarmatia joint venture was created with the participation of Ukrtransnafta and Przyjazn PERN.

In February 2007, Poland proposed to change the bilateral form of this project to a five-party joint venture between Ukraine, Lithuania, Poland, Georgia and Azerbaijan. At the Energy Summit held in May 2007, these five nations agreed to create an intergovernmental working group to formulate criteria for the establishment and function of the joint venture. The purpose of this joint venture is to develop joint energy projects, particularly relating to the Odessa-Brody-Plotsk-Gdansk oil pipeline and the transportation of Caspian oil to European consumers. In June 2007, the inter-governmental working group decided to prepare a feasibility study for this project and to include Lithuania, Georgia and Azerbaijan as new shareholders of Sarmatia, these new shareholders joined in January 2008. At the Energy Summit held in October 2007, an Agreement on Co-operation in the Energy Sector was signed by relevant ministries of Ukraine, Lithuania, Poland, Georgia and Azerbaijan, providing for the creation of a comprehensive legal framework for the implementation of the Odesa-Brody-Plotsk-Gdansk project. At the International Energy Summit held in May 2008, participants reviewed a draft feasibility study for the Odessa-Brody pipeline, as well as a Ukraine-Azerbaijan agreement to fill this pipeline with Caspian oil. Also at the summit, the Presidents of Azerbaijan, Georgia, Lithuania, Poland and Ukraine signed a Joint Declaration concerning the Euro-Asian oil transport corridor. Naftogas expects the presentation to the European Commission of the feasibility study for Sarmatia that was approved in April 2009 to take place before the end of 2009.

Electricity Generation and Nuclear Power

As of 1 January 2009, the total electricity generating capacity of Ukraine was estimated at approximately 52.7 gigawatts. Production in 2006, 2007, 2008 and the seven months ended 31 July 2009 was recorded at 192.1 billion kwh, 195.1 billion kwh, 191.7 billion kwh, and 97.5 billion kwh (17.6 billion kwh less than in the seven months ended 31 July 2008), respectively, of which 90.2 billion kwh, 92.5 billion kwh, 89.8 billion kwh and 47.5 billion kwh, respectively, was provided by nuclear energy.

In 2008, 46.9% of the energy generated by United Energy System of Ukraine (a group of Ukrainian power industry entities having a common production regime and a centralised management) was provided by nuclear power stations, 43.0% was provided by thermal power stations, 5.9% was provided by hydropower stations and 4.2% was provided by low-capacity thermal-fired block stations owned and operated by enterprises and thermal power stations operated by local authorities. In 2008, thermal power stations and nuclear power stations decreased production by 1.9 billion kwh and 2.7 billion kwh, respectively, as compared to 2007, while hydropower stations increased production by 1.2 billion kwh. In 2008, 7,868.2 million kwh were exported from Ukraine, a decrease of 1,322.2 million kwh, or 14.5%, compared to 2007.

In the seven months ended 31 July 2009, 48.7% of the energy generated by United Energy System of Ukraine was provided by nuclear power stations, 39.4% was provided by thermal power stations, 7.6% was provided by hydropower stations and 4.3% was provided by low-capacity thermal-fired block stations owned and operated by enterprises and thermal power stations operated by local authorities. In the seven months ended 31 July 2009, thermal power stations and nuclear power stations decreased production by 10.5 billion kwh and 6.4 billion kwh, while hydropower stations increased production by 0.1 billion kwh, each as compared to the same period of 2008. Should demand in Ukraine increase, additional electricity generation is likely to be achieved primarily by increasing output from thermal power stations. In the seven months ended 31 July 2009, 1,882.8 million kwh were exported from Ukraine, a decrease of 2,578.7 million kwh, or 57.8%, compared to the same period in 2008. Ukraine currently exports electricity to Poland, Slovakia, Romania, Moldova and Belarus.

Ukraine currently operates 15 nuclear energy reactors located at four nuclear power stations (“NPSs”): Zaporizhzhya NPS, with six reactors with a production capacity of 1,000 megawatts each; Rivne NPS, with four reactors with a production capacity of 417 megawatts, 418 megawatts and 1,000 megawatts (two reactors), respectively; Khmelnitsky NPS, with two reactors of 1,000 megawatts each; and Pivdennoukrainska NPS, with three reactors with a production capacity of 1,000 megawatts each. These four power stations have a total production capacity of 13,835 megawatts, or 26.6% of total electricity production capacity in Ukraine. Most of the nuclear reactors in Ukraine were put into operation during the 1980s and 1990s and two nuclear reactors were put into operation during 2006 and 2007. The Government expects the initially contemplated lifetime of 13 of the 15 currently active nuclear reactors to expire between 2010 and 2025. However, the Government plans a refurbishment programme for certain of these reactors which will, if successful, extend their useful life by up to an additional 15 years.

In 2008, Ukrainian nuclear power stations produced 89.8 billion kwh of electrical energy (as compared to 92.5 billion kwh in 2007), amounting to 46.9% of total electrical energy produced in Ukraine. The NPS capacity use ratio was 73.9% (compared to 76.4% in 2007). In the seven months ended 31 July 2009, Ukrainian nuclear power stations produced 53.9 billion kwh of electrical energy (compared to 54.0 billion kwh in the seven months ended 31 July 2008), equal to 48.7% of total electrical energy produced in Ukraine. The NPS capacity use ratio amounted to 67.5% in the seven months ended 31 July 2009 (compared to 76.2% in the seven months ended 31 July 2008).

To date, Russia is the only supplier of nuclear fuel for the needs of Ukrainian NPSs. In general, countries with a developed nuclear energy industry have at least two suppliers of nuclear fuel. Ukraine is taking measures to increase the number of alternative suppliers of nuclear fuel. In order to eliminate the Russian monopoly and diversify nuclear fuel supplies, Ukraine is currently implementing a U.S.-Ukrainian Nuclear Fuel Qualification Project for 2005-2010. In 2005, within the first stage of the project, Ukraine began operating its first six research units of U.S. produced fuel. After completion of the qualification, Ukraine will be able to purchase nuclear fuel from Westinghouse and also purchase heat-generating units from other suppliers. In order to use Westinghouse-supplied fuel, Ukrainian reactors will need to be retrofitted. If qualification is successful and the necessary retrofitting is carried out, as much as 25% of fuel needs for reactors with a production capacity of 1,000 megawatts could be provided through Westinghouse between 2011 and 2015.

Following the incident at the Chernobyl NPS in 1986, in accordance with requirements of international treaties and the Memorandum of Understanding (the “MOU”) with the G-7 states signed in December 1995, the Government has implemented certain measures for the improvement of operating safety at functioning nuclear reactors.

In accordance with the terms of the MOU, on 15 December 2000, Ukraine permanently stopped operation of the energy reactors at the Chernobyl NPS. To compensate for the loss of production capacity, Ukraine has constructed and put into operation two new nuclear reactors without raising funds from external sources: N 4 at the Rivne NPS and N 2 at the Khmelnitsky NPS, with total production capacities of 1,000 megawatts each. In August 2004, the new N 2 nuclear reactor at the Khmelnitsky NPS was connected to the electrical grid, followed by the connection of the new N 4 nuclear reactor at the Rivne NPS in October 2004. During 2006-2007, reactor N 2 of the Khmelnitsky NPS and reactor N 4 of the Rivne NPS were put into operation.

In 2004, Energoatom, Ukraine’s nuclear energy company, entered into loan agreements with the EBRD and the European Atomic Energy Community (Euratom) for the purpose of modernising and upgrading the safety features of Ukrainian NPSs. These loans are guaranteed by the State. The total amount of these agreements is U.S.$125 million, consisting of a loan from the EBRD of U.S.$42 million and a loan from Euratom of U.S.$83 million. In addition, in February and October 2008, a €150 million loan agreement with the EBRD and a €150 million loan agreement with the EIB under a joint EBRD-EIB-Ukraine “Construction of the 750 kV Rivne NPP — Kyiv Overhead Transmission Line” Project were signed. The Government expects that €150 million for this project will be funded by the EIB, with another €150 million to be funded by the EBRD. As at 1 September 2009, €1.49 million in EBRD funds had been disbursed for this project. The project aims to eliminate capacity limitations at the Rivne NPS and Khmelnitsky NPS and to improve the reliability of energy supply to the consumers in Central Ukraine. The EBRD and Ukraine are also considering the implementation of a project for the reconstruction of the electrical grid in the Crimea and a project for energy savings in the railway transport sector. See “Public Debt — International Organisations”.

Ukraine has developed a programme for electricity grid development through 2030, which provides, among other things, for the creation by 2010 of a system for the transfer of electricity from regions with excess capacity (Western Ukraine) to regions experiencing electricity deficits (Central and Eastern Ukraine), and for increased reliability of electricity supplies.

Electricity and Natural Gas Tariffs

During 2005, the average wholesale market price for electrical energy was UAH 0.1578 per kwh. The average price for electrical energy supplied to the population was UAH 0.1237 per kwh in 2005. In 2006, 2007, 2008 and the six months ended 30 June 2009, the wholesale market price for electrical energy increased to UAH 0.2190 per kwh, UAH 0.2648 per kwh, UAH 0.3355 per kwh and UAH 0.4080 per kwh, respectively.

In order to eliminate the practice of cross-subsidisation and minimise price distortions between electricity market consumers, the Government adopted a resolution at the end of 2005 to bring tariffs for energy carriers to economically reasonable levels for all categories of consumers.

In 2006, prices for electricity supplied to the population were increased in two stages: by 25% in May and by 25% in September. Starting from September 2006, therefore, the population purchased electrical energy at an average price of UAH 0.1933 kwh, which constitutes approximately 50% of the economically reasonable price. During 2007, 2008 and the six months ended 30 June 2009, there were no increases in prices for electricity supplied to the population.

In August 2005, the Cabinet of Ministers adopted a resolution recommending that the National Commission for Electrical Power Industry Regulation adopt, effective from 1 September 2005, a single tariff for all consumers with the exception of electricity supplied to the population, cities, towns and villages, or to exterior lighting. Monthly increases in the unified tariff should not exceed 5% of the tariff for the previous month. As of July 2009, the single tariffs for the first and second voltage classes were UAH 0.4359 kwh and UAH 0.5846 kwh, respectively. These tariffs have not changed since November 2008. For mining, metallurgical and chemical enterprises, the single tariff was established within the first and second voltage classes at the level of UAH 0.4221 kwh and UAH 0.5624 kwh, respectively. These tariffs have not changed since October 2008.

In response to substantial changes in the natural gas market and the review by the Russian Federation of contracts for gas supply to Ukraine, the threshold level of natural gas prices was increased several times during 2006 and 2007. Starting from 1 January 2008, the threshold price levels were UAH 934.7 per 1,000 cubic metres (excluding VAT, transportation, underground gas storage and supply tariffs, Naftogas sales-related expenses and special purpose charge) for state-financed consumers, industrial consumers and other commercial entities. In October 2008, in line with the significant devaluation of the hryvnia against the U.S. dollar, the Government increased threshold price levels for these categories of consumers. In particular, from 15 November 2008 the threshold price was UAH 1,152.0 per 1,000 cubic metres (excluding VAT, transportation, distribution and supply tariffs, Naftogas sales-related expenses and special-purpose charges) for state-financed consumers, industrial consumers and other commercial entities. In addition, the Government permitted this price to be subject to indexing based on the ratio of the average monthly hryvnia-U.S. dollar exchange rate and the official hryvnia exchange rate to the U.S. dollar. Furthermore, beginning 1 May 2008, the Government permitted Naftogas to include the amount of its sales-related expenses in the gas sale price for state-financed consumers, industrial consumers and other commercial entities. These expenses amounted to UAH 87.43, UAH 86.95 and UAH 121.0 per 1,000 cubic metres as of 1 May, 1 August and 1 November 2008, respectively.

Beginning 1 June 2008, the threshold price was UAH 710.0 per 1,000 cubic metres (including VAT, transportation, underground gas storage and supply tariffs, Naftogas sales-related expenses and special purpose charge) for municipal heating enterprises. This price increased by 3.5% monthly in the course of 2008 up to UAH 872.8 per 1,000 cubic metres from 1 December 2008, representing an increase of approximately 27% as compared to May 2008.

In 2009, the threshold price is UAH 2,020.25 per 1,000 cubic metres (excluding VAT, transportation, distribution and supply tariffs, and special purpose charge) for state-financed consumers, industrial consumers and other commercial entities, subject to indexing based on the ratio of the average monthly hryvnia exchange rate to the U.S. dollar and the official hryvnia exchange rate to the U.S. dollar. As a result of this indexing, the price will tend to increase if the hryvnia devalues against the dollar. In 2009, the threshold price for municipal heating enterprises remains UAH 872.8 per 1,000 cubic metres (including VAT, transportation, distribution and supply tariffs, storage expenses and special purpose charges), which represents only 36% of the economically reasonable price. In July 2009, the National Commission for Electrical Power Industry Regulation decided to increase the threshold price for municipal heating enterprises by 20% from 1 October 2009. It is expected that prices for such enterprises will be increased by 20% on a quarterly basis starting from 1 January 2010.

In addition, from 1 January 2007, the Government changed its approach to establishing natural gas prices for households. Threshold levels of wholesale prices were replaced with differentiated threshold retail prices for households depending on the volumes of consumption. As of 1 January 2007, prices for households ranged from UAH 315.0 to UAH 1,290.0 per 1,000 cubic metres and increased to a range of UAH 358.2 to UAH 1,458.6 per 1,000 cubic metres from 1 September 2008, followed by a further increase to a range of UAH 483.6 to 1,968.6 per 1,000 cubic metres from 1 December 2008. In July 2009, the National Commission for Electrical Power Industry Regulation decided to increase the threshold price for households by 20% from 1 September 2009. However, the National Forum of Trade Unions of Ukraine challenged this decision before the Kyiv District Administrative Court, which ruled the decision unlawful on 31 August 2009. As a result, the increase was not implemented from 1 September 2009 as planned. Although the Government now expects that natural gas tariffs will be increased by 20% for households from 1 October 2009, it is difficult to predict whether trade unions or others will attempt to prevent, or succeed in preventing, the expected increase. It is also expected that threshold prices for households will be increased by 20% each quarter beginning 1 January 2010.

The threshold prices charged to households, to state-financed consumers and to municipal heating enterprises have been subsidised from the State Budget. In particular, in 2008, in accordance with the 2008 State Budget Law, UAH 4.3 billion were extended from the State Budget to Naftogas as a compensation for the difference between the purchase price of imported gas by Naftogas and the sales price of such gas to municipal heating enterprises. In 2009, the State Budget allocated UAH 3.6 billion to Naftogas for this purpose in the seven months ended 31 July 2009. These and a number of other measures are aimed at an improvement of the financial standing of Naftogas. The Government intends to gradually increase the threshold prices charged to households, to state-financed consumers and to municipal heating enterprises to economically reasonable levels.

Due to increased efforts by the Government, domestic consumer payment discipline has improved in comparison to earlier periods. The average cash collection rate for electricity consumption was 100.7% in 2008, 98.9% in 2007 and 101.1% in 2006. Collection rates in excess of 100% reflect payment of overdue indebtedness from earlier periods. In the six months ended 30 June 2009, the rate of collection for electricity consumption was 98.2% compared to 99.9% in the same period of 2008. The rate of cash collection for gas consumption reached 93.9% in 2008, 86.7% in 2007 and 86.5% in 2006. The rate of cash collection for gas consumption was 83.1% in the seven months ended 31 July 2009 compared to 94.6% in the same period in 2008.

Agriculture

Ukraine was traditionally viewed as the “bread basket” of the Soviet Union. Thus, although Ukraine accounted for only 15% of arable land in the former USSR and 4.6% of total agricultural land area in 1988, it produced 26% of the former USSR’s total grain output, 53.5% of its sugar beet output, 26.7% of its potato output and 20% of its total livestock production.

The Ukrainian agro-food industries were highly integrated into the Soviet food supply system. Since independence, this sector has been hit by protectionist policies adopted by some of Ukraine’s trade partners. Russia, for instance, in order to reduce its dependence on imported grain and sugar, has imposed high tariffs and indirect taxes on these commodities that remain in effect. Significant reduction in demand, and slow progress in privatisation of land and the agricultural sector in general, has led to a decline in agricultural output. Nonetheless, between 1992 and 1995, the sector performed relatively better than the rest of the economy. With the liberalisation of foreign trade in 1995-1996, food exports began to recover, reaching 21% of total merchandise exports of Ukraine in 1996. Between 1996 and 1999, due principally to a lack of structural reform and increasing inefficiencies in the sector, production declined continuously. In 2000, the Government initiated reforms of the agricultural sector, pursuant to which members of collective farms could take their share of land or lease their land plots. The food-production sector began to recover and agricultural production increased in 2000, 2001 and 2002 followed by 11.0% decrease in 2003 as a result of frosty weather destroying winter crops at the beginning of 2003.

In 2004, agricultural production increased by 19.7% compared to 2003 because of a grain harvest of 41.8 million tonnes, more than double that of 2003. In 2005, agricultural production remained substantially at 2004 levels. In 2006, agricultural production increased by 2.5% as compared to 2005, which included a 9.9% decrease in crop production and a 3.6% growth in livestock production.

In 2007, agricultural production decreased by 6.5% compared to 2006, reflecting a decrease of 4.2% in the production of agricultural enterprises (both state-owned and private) and a decrease of 7.9% in the agricultural production of household plots (land not registered as an enterprise). Decline in the agricultural production in 2007 resulted from a 14.5% decline in crop production due to unfavourable weather conditions between April and June 2007, including a severe drought in the central, eastern and southern regions of Ukraine. This decrease in crop production included a decrease of 11.1% in the production by agricultural enterprises (both state-owned and private) and a decrease in the production by household plots of 24.7%. Declines in crop production have resulted in an increase in crop prices; in particular, wholesale grain prices increased by 61.8% in 2007. In 2007, livestock production declined by 2.3% compared to 2006. This overall decline reflected an increase by 7.1% in the production of agricultural enterprises (both state-owned and private) and a decrease in production by household plots of 7.3%.

In 2008, agricultural production increased by 17.1% compared to 2007, reflecting an increase of 35.1% in the production of agricultural enterprises (both state-owned and private) and an increase of 5.2% in the agricultural production of household plots (land not registered as an enterprise). The increase in agricultural production in 2008 resulted from a 30.5% growth in crop production, especially grain and sunflower, due to favourable weather conditions. This growth in crop production included an increase of 55.6% in the production by agricultural enterprises (both state-owned and private) and an increase in the production by household plots of 12.6%. In 2008, livestock production increased by 1.0% compared to 2007. This minor increase reflected an increase by 6.6% in the production of agricultural enterprises (both state-owned and private) and a decrease in production by household plots of 2.4%.

In the seven months ended 31 July 2009, agricultural production increased by 3.8% compared to the same period in 2008. This increase reflects an increase of 5.9% in the production of agricultural enterprises (both state-owned and private) and an increase of 1.8% in the agricultural production of household plots. The increase in agricultural production in the seven months ended 31 July 2009 included an increase in crop production and livestock production by 4.8% and 3.1%, respectively.

Due to a significant increase in grain exports in 2006, the Government was forced to establish quotas for the export of wheat, barley, corn and rye, which are subject to periodic review. These changed several times in 2007 and 2008 and were ultimately abolished on 1 May 2008.

Beginning in 2005, agricultural producers enjoyed certain tax privileges, including a right to retain the 20% VAT collected from customers instead of remitting such VAT to the State. The law extending the VAT privileges, including zero-rate VAT for certain kinds of meat and dairy producers, applied from 1 January 2005 until 1 January 2009. Pursuant to a law passed in May 2007 as part of the process of WTO accession, from 1 January 2009, zero rate VAT was expected to be abolished. Instead, starting from 1 January 2009, agricultural, forestry and fishery producers were to apply for a special VAT regime providing a 9% VAT rate for agricultural products and 6% VAT rate for forestry and fishery products. However, pursuant to a law passed in October 2008 as part of measures aiming to minimise the impact of the financial downturn, from 1 January 2009 agricultural producers apply a new regime. Under this regime, agricultural producers are not required to remit to the State 20% VAT received from the customers and may use such VAT to compensate the 20% VAT payable by them to suppliers of agricultural products as well as to finance other business needs. In addition, meat and milk producers receive subsidies from the State Budget at the expense of VAT paid to the State Budget by processing enterprises.

Approximately one-third of Ukraine’s total population lives in rural areas, and approximately 16% of the country’s employed labour was employed in agriculture in 2008.

Construction

The construction sector experienced a large output decline in the period 1992 to 1997. In 2000 to 2001, the construction sector began to recover. In 2003 and 2004, construction increased by 26.5% and 17.2%, respectively, as a result of several large public projects, including the building of two nuclear power plants and the reconstruction of a segment of the Kyiv-Odessa highway. In 2005, however, construction declined by 6.6%, as several of the projects undertaken in the previous two years were completed and no new large projects were built. Construction in 2006 increased by 9.9%, which includes 12.9% growth in the construction of residential and non-residential buildings and 27.3% growth in the construction and repairs of highways. In 2007, construction increased by 15.6%, which included 16.5% growth in the construction of residential and non-residential buildings, 38.9% growth in the construction and repairs of highways and 15.0% in the construction of bridges and underground. In 2008, construction decreased by 15.8%, which included 13.2% decline in the construction of residential and non-residential buildings, 36.3% decline in the construction and repairs of highways and 6.9% decline in the construction of bridges and underground.

In the seven months ended 31 July 2009, construction declined by 54.3%, which included a 60.1% decline in construction of residential and non-residential buildings, a 56.0% decline in construction of bridges and underground, a 44.6% decline in construction and repairs of highways, a 4.6% decline in construction of trunk pipelines and energy supply lines and a 45.5% decline in construction of local pipelines and energy supply lines. The decline under all types of construction works in the seven months ended 31 July 2009 is attributable to the reduced volumes of mortgage lending to the population as well as of lending to construction companies by Ukrainian banks, significant foreign exchange rate fluctuation and an increase in the cost of construction works as compared to the planned figures.

Transport and Communications

The transport and communication infrastructure of Ukraine is fairly well developed, with a wide network of roads and railroads and a moderately developed telecommunications network. As in many other CIS countries, the transportation and communication systems are in need of modernisation. Like other sectors of Ukraine’s economy, the transportation and communication sector was adversely affected by the decline in domestic investment and the economic crisis of the 1990s as well as a more recent financial and economic downturn in 2009. In 2006, 2007 and 2008, output in the transportation and communication sectors increased by 8.1%, 11.7% and 7.5% respectively, and for the three months ended 31 March 2009 it decreased by 13.6% compared to the same period in 2008.

The growth in transport recorded from 2006 to 2008 was principally caused by higher actual income of the population and an increasing volume of intercity and international traffic as a result of an increase in the volume of trade and exports. In 2008, transport enterprises transported 891.0 million tonnes of cargo, a decrease of 1.4% as compared to 2007, and 8.3 billion passengers, an increase of 1.4% as compared to 2007. In the seven months ended 31 July 2009, transport enterprises transported 375.3 million tonnes of cargo and 4.3 billion passengers, representing respectively 30.8% and 12.3% decline as compared to the seven months ended 31 July 2008. The significant decline in cargo transportation in the seven months ended 31 July 2009 is attributable to the reduction in production by mining, construction and chemical industries.

Increasing demand for services in mobile and international telephone connections led to a growth in communications; in 2008, mobile communication services accounted for approximately 64.3% of all communication services, with intercity and international telephone, local telephone and internet services accounting for approximately 12.0%, 8.0% and 4.5%, respectively. In the seven months ended 31 July 2009, mobile communication services accounted for 61.7% of all communication services, with intercity and international telephone, local telephone and internet services accounting for 9.9%, 8.5% and 6.0%, respectively.

The largest international airport in Ukraine is Boryspil International State Airport in Kyiv. In March 2005, the Japanese Bank of International Co-operation extended a ¥19.092 billion (U.S.$178 million) loan to construct a new passenger terminal at Boryspil to international standards and to convert the airport into a regional hub, capable of handling increasing volumes of air traffic between Russia and the Near East. For water-borne transportation, Ukraine has four warm-water commercial ports, the largest of which is Feodosiya, and 2,175.7 km of inland river waterways.

Between 2004 and 2006, the EBRD agreed to lend Ukraine U.S.$120 million to finance high-speed trains and €300 million for the reconstruction of the Kyiv-Chop highway. In August 2004, the EBRD and Ukraine’s main passenger and freight carrier, Ukrzaliznytsia (the State Railway Transport Administration of Ukraine), signed an agreement for a U.S.$120 million loan to finance the development of high-speed trains. In January 2009, Ukraine and the EBRD signed a U.S.$62.5 million facility agreement for the railway car purchase project for Ukrainian railways; the project is for an aggregate amount of U.S.$125.0 million.

In February 2005, the EBRD and Ukraine signed an agreement for extension of a second €100 million credit to repair part of the 824-kilometre long Kyiv-Chop highway, which connects Kyiv with Western Europe (a first agreement with the EBRD for the extension of €75 million loan on this project was signed in 2000). In December 2006, Ukraine and the EBRD entered into agreement extending a further €200 million loan for reconstruction of the Kyiv-Chop highway. In July 2007, Ukraine and the EIB entered into an agreement providing for a €200 million loan to finance reconstruction of the Kyiv-Chop highway jointly with the EBRD; in July 2009 this agreement came into force. As of 1 August 2009, 405 kilometres of the Kyiv-Chop highway have been repaired and put into operation. As at 1 August 2009, approximately €372.6 million has been spent on the project, including approximately €257.1 million in proceeds from the EBRD loans and approximately €115.5 million from the State Budget. The M06 highway is a part of TransEuropean corridors III and V, which connect central Ukraine with the EU member countries; its development is a priority for Ukraine.

In April 2009, Ukraine and the World Bank signed a U.S.$400 million facility agreement for the Roads and Safety Improvement Project. Ukraine and the World Bank are also currently preparing to launch the Railway Modernisation Project involving a loan of U.S.$500 million. In addition, in November 2007, Ukraine and the EBRD signed an agreement for extension of €26 million loan for the development of the Illichivsk sea trade port. See “Public Debt-International Organisations”.

On 2 July 2004, the Cabinet of Ministers issued a guarantee to Deutsche Bank AG as lender under a seven year, U.S.$480 million credit facility, dated 29 June 2004, granted to Ukravtodor as borrower, for the purpose of financing the reconstruction of a segment of the Kyiv-Odessa highway. On 12 August 2005, the Cabinet of Ministers issued a guarantee to Deutsche Bank AG as lender under a 10-year, U.S.$100 million credit facility, dated 17 August 2005, granted to Ukravtodor as borrower, to complete construction of the Kyiv-Odessa highway. On 7 July 2006, the Cabinet of Ministers issued a guarantee to Citibank N.A. London as lender under a 10-year, €279,886,635 credit facility extended to Ukravtodor to finance the construction, reconstruction and capital repair of roads in general use. On 30 August and 28 September 2007, the Cabinet of Ministers issued guarantees to Morgan Stanley International Bank Limited as lender under two 10-year credit facilities in the aggregate amount of U.S.$930,000,000, which were extended to Ukravtodor for the purpose of financing the construction, reconstruction and capital repair of a number of roads. On 28 January 2009, the Cabinet of Ministers issued a guarantee to Credit Suisse International as lender under a credit facility in the aggregate amount of U.S.$465,000,000 extended to Ukravtodor.

On 18 October 2004, the Cabinet of Ministers issued a guarantee to Deutsche Bank AG as lender under a seven-year, U.S.$700 million credit facility, dated 19 October 2004, granted to the State Railway Transport Administration of Ukraine (Ukrzaliznytsya) as borrower, intended to finance the planning and construction of a railway and automobile bridge across the Dnipro river in the city of Kyiv.

The Government expects to direct significant capital investments into transport and road sector modernisation and development in view of holding the Euro-2012 Championship in Ukraine. The State Target Programme for the Preparation and Hosting of the European Football Championship 2012 (the “Programme”), approved by the Government in February 2008 and revised in 2009, sets forth a list of sport, transport, tourism and social infrastructure elements to be constructed or reconstructed in line with UEFA requirements. The aggregate amount of financing required for the purposes of the Programme implementation is UAH 126.3 billion, including UAH 32.9 billion to be financed out of the national budget. In particular, the aggregate amount of financing required under the Programme for the transport and road sector development is UAH 61.7 billion, including UAH 22.9 billion to be financed out of the national budget.

Within the framework of preparations for the Euro-2012 Championship, the Government plans to develop Ukraine’s road network and related transport by constructing and maintaining roads connecting the main cities of Ukraine involved in the Euro-2012 Championship and Ukrainian border checkpoints, as well as to implement a programme for comprehensive development of airports and railways. In 2008, as part of the Programme implementation, UAH 921.5 million were spent on the reconstruction of a number of Ukrainian airports, while UAH 1.3 billion were spent on the construction and maintenance of roads. Taking into account preparations for the Euro-2012 Championship, the 2009 State Budget provides for approximately UAH 4.1 billion for the development of the road and transport sector, while the aggregate amount of financing required under the Programme for this purpose for 2009 is UAH 12.9 billion. In the seven months ended 31 July 2009, the actual amount of financing under the Programme for the road and transport sector was approximately UAH 2.3 billion, including UAH 403.0 million out of the State Budget. In July 2009, Parliament adopted a law that requires the National Bank of Ukraine to transfer UAH 9.8 billion to the State Budget for the construction of infrastructure and facilities for the Euro-2012 Championship. After an initial veto by the President, Parliament re-approved the law in August 2009. However, the President vetoed it again in September 2009. The Government expects that a restatement of the Law “On Concessions for Construction and Operation of Roads” that was passed in 2009 and a new Law “On Private-Public Partnerships” that remains to be enacted will encourage foreign and domestic investment as Ukraine prepares for the Euro-2012 Championship.

Privatisation

Ukraine began implementing a privatisation programme in 1992 with the objectives of increasing the private sector’s share of the economy, generating foreign direct investment and contributing funds to the State Budget.

From 1992 to 30 June 2009, Ukraine collected more than UAH 40 billion in privatisation receipts, with approximately UAH 36 billion collected during the course of 2003-2007. From 1992 to 30 June 2009, more than 121,000 objects were privatised, including approximately 28,300 objects initially in state ownership and approximately 92,800 objects initially in communal (municipal) ownership. In the six months ended 30 June 2009, 109 objects initially owned by the State and 1,763 objects initially in communal (municipal) ownership were privatised.

Initially, the privatisation programme focused on the auction of small-scale enterprises (defined before 2000 as enterprises with a book value of fixed assets worth not more than UAH 170 million; after 2000, enterprises with up to 100 employees). According to figures provided by the SPF, more than 101,000 small scale entities were privatised by 1 July 2009. As of the date of this Consent Solicitation Memorandum, small-scale privatisation has been nearly completed. In addition, Ukraine implemented a privatisation programme for medium to large scale enterprises. Large and medium enterprises were first converted into joint-stock companies and then sold to investors through commercial tenders, sales of privatisation certificates, auctions, preferential sales, leases and buyouts. Between 1993 and July 2009, over 11,100 entities were converted into joint-stock companies, and as of 30 June 2009 approximately 780 companies remain at least partially owned by the State.

The SPF administers the privatisation programme in Ukraine. In consultation with various ministries, the SPF identifies enterprises to be privatised each year. Once the Cabinet of Ministers approves the list of companies to be privatised, the SPF proceeds with the conversion of the enterprises into joint-stock companies and the sale to investors. Foreign and Ukrainian investors have equal rights in the privatisation processes, subject to certain exceptions, such as prohibitions on land sales and restrictions on companies located in off-shore zones (such as British Virgin Islands, Liberia and others) from participating in the privatisation of certain large assets.

Several bills governing the activities of the SPF were approved by Parliament throughout 2007-2009, but were vetoed by the President. At present, the activities of the SPF are governed by temporary regulations approved in 1992.

In September 2006, Parliament enacted a new law “On the Management of State-Owned Assets”. The new law sets out the legal framework for the management of various state-owned assets, including state property transferred to state enterprises and state-owned shares in joint-stock and limited liability companies. The law also defines the powers of various state authorities, including the SPF, which is responsible for maintaining the Unified Register of State-Owned Assets. As of 1 July 2009, the Unified Register of State-Owned Assets included approximately 24,930 state-owned legal entities, 780 companies in the statutory funds of which the State has corporate rights, 511,800 real estate assets of state enterprises and organisations, and 413,630 state-owned assets on the balance sheets of previously privatised or corporatised companies.

Certain laws prohibit the privatisation of particular enterprises in strategic sectors, including power generation, the military and mining, without the consent of the Cabinet of Ministers and, if privatisation of such enterprises involves foreign investments, the approval of Parliament. Furthermore, the State has the right to retain an ownership interest in such enterprises, enabling the State to block certain management decisions.

For 2006, target privatisation receipts were set at approximately UAH 2.1 billion, of which only UAH 575 million was realised from sales in that year (UAH 523 million was transferred to the general fund of the State Budget). In 2006, a shortfall in actual privatisation receipts as compared to the targets was due to the failure to privatise JSC HC Luganskteplovoz, Krivyy Rih Mining and Processing Plant of Oxidised Ore, Kharkivmetrobud, Komsomolske Rudoupravlinnya and Ukrnaftoproduct. The largest privatisation scheduled for 2006 was the sale of 76% of JSC HC Luganskteplovoz, which was expected to be sold for approximately UAH 800 million. This sale, however, was suspended by court order and was not consummated before the end of 2006. A 76% shareholding in JSC HC Luganskteplovoz was sold in March 2007 for only UAH 292.5 million. The sale price realised for this shareholding was below its originally estimated value, primarily because the court orders in litigation involving JSC HC Luganskteplovoz reduced its value. In November 2007, the privatisation of JSC HC Luganskteplovoz was declared invalid by a Ukrainian court, and the SPF requested a Russian court to enforce in Russia the decision of the Ukrainian court invalidating that privatisation. As of August 2009, the decision of the Ukrainian court invalidating that privatisation has not yet been enforced and the SPF has initiated new proceedings in a Ukrainian court demanding return of the shareholding in JSC HC Luganskteplovoz from illegal possession. The State, upon a subsequent successful reprivatisation, may be required to compensate the current owners of the JSC HC Luganskteplovoz for their investments in the plant. See “Risk Factors – Risk Factors Relating to Ukraine – Failure to fulfil privatisation plans will adversely affect achievement of revenue levels anticipated in the State Budget.”

For 2007, target privatisation receipts were set at approximately UAH 8.6 billion, and actual privatisation receipts were only UAH 2,446.8 million (UAH 2,458.3 million was transferred to the general fund of the State Budget), 23.2% of the annual target. The largest privatisations that took place in 2007 include the sale of a 25.1% stake in OJSC “National Joint Stock Insurance Company “Oranta” for UAH 500.8 million and a 96.67% stake in the OJSC “Nikopol Pivdennotrubny Plant” for UAH 352.6 million. A significant shortfall in actual privatisation receipts as compared to the targets was due to the failure to privatise OJSC “Ukrtelecom”, JSC “Odessa Port Plant” and six regional energy distribution companies.

The sale of the 99.52% shareholding in JSC “Odessa Port Plant” (with a nominal value of UAH 0.8 billion) was expected to take place in September 2007 with an initial sale price of UAH 2.5 billion. Sales of shareholdings in six regional energy distribution companies were expected to take place in 2007 following the approval of the Concept for Privatisation of Objects of Power Industry. However, in September 2007, the President suspended the effectiveness of the resolutions of the Cabinet of Ministers of Ukraine permitting the sales of shareholdings in JSC “Odessa Port Plant” and the six regional energy distribution companies, and asked the Constitutional Court of Ukraine to opine on the constitutionality of these resolutions; the sales were cancelled in October 2007 and the Constitutional Court of Ukraine terminated review of the President’s applications in January 2008.

Privatisation of OJSC “Ukrtelecom” was initially planned to be divided into two stages. In the first stage, the SPF planned to sell five 1% shareholdings in OJSC “Ukrtelecom” during 2007. The total nominal value of these five 1% shareholdings was UAH 234.1 million and the estimated sale price was approximately UAH 1 billion. Several offerings of 1% stakes in OJSC “Ukrtelecom” made by the SPF on Ukrainian stock exchanges in the course of 2007 failed due to an absence of interest or due to court injunctions. As a result, as at 1 January 2008, only a 0.072% stake in OJSC “Ukrtelecom” was sold for UAH 15.5 million. In the second stage of the privatisation, the SPF initially expected the 37.86% shareholding in OJSC “Ukrtelecom” (with UAH 1.7 billion nominal value) to be offered for sale on international stock markets, with estimated sale price of approximately U.S.$1 billion. However, the terms of this sale were not approved by the Cabinet of Ministers in 2007.

For 2008, target privatisation receipts were initially set at approximately UAH 10.6 billion. This target was reduced to UAH 607.1 million in December 2008. Actual privatisation receipts in 2008 were UAH 482.7 million, 79.4% of the revised annual target. A significant shortfall in actual privatisation receipts compared to the original targets was due to the failure to privatise OJSC “Ukrtelecom”, JSC “Odessa Port Plant” and six regional energy distribution companies.

The decision of the NSDC dated 15 February 2008, which was enacted by the Decree of the President dated 6 March 2008, instructed the Government not to permit the privatisation of companies in the fuel and energy, defence, transport, housing and other strategic sectors of the economy pending an approval of privatisation programmes governing privatisation of state-owned assets in such sectors. This decision also instructed the Government not to permit, pending an approval of the State Privatisation Programme, the privatisation of enterprises having strategic importance for the economy and safety of the state if this would result in the monopolisation of the respective markets.

The SPF initially contemplated to sell shareholdings in the six regional energy distribution companies at stock exchanges by 30 June 2008, however, in May 2008, pursuant to the decision of the NSDC dated 15 February 2008, the SPF cancelled the respective sales. In addition, in pursuance of the decision of the NSDC dated 15 February 2008, the SPF suspended the inclusion of five other large companies on the list of companies subject to sale in 2008. The sale of the 99.52% shareholding in JSC “Odessa Port Plant” (with a nominal value of UAH 0.8 billion) was expected to take place in May 2008 with an initial sale price of UAH 3.0 billion. However, in April 2008, pursuant to the decision of the NSDC dated 15 February 2008, the President suspended the effectiveness of the resolution of the Cabinet of Ministers of Ukraine approving the terms of the sale of the shareholding in JSC “Odessa Port Plant”, and asked the Constitutional Court of Ukraine to opine on the constitutionality of this resolution. The Constitutional Court of Ukraine terminated review of the President’s applications in November 2008. The terms of sale in 2008 of 67.79% shareholding in OJSC “Ukrtelecom” with a nominal value of approximately UAH 5.2 billion were not approved by the Government in 2008.

Budgeted privatisation receipts for 2009 are approximately UAH 8.5 billion. In the seven months ended 31 July 2009, actual privatisation receipts were UAH 565.4 million (as compared to UAH 349.6 million in the seven months ended 31 July 2008), or 6.7% of target privatisation receipts in the 2009 State Budget. Achieving the budgeted privatisation targets for 2009 will depend on the successful sale of major assets. Significant privatisations, which the SPF initially scheduled for 2009, include OJSC “Ukrtelecom”, JSC “Odessa Port Plant” and the six regional energy distribution companies. Shareholdings in an additional fourteen regional energy distribution companies have since been added to this list of planned privatisations. In order to sell the shares of these 14 companies, the shares must be formally transferred to the management of the SPF; as of 12 September 2009, the transfers had not yet been effected.

In 2009, the SPF resumed sales of the six regional distribution companies on Ukrainian stock exchanges, and in May 2009, shareholdings in two of these companies were sold for the aggregate amount of UAH 421.3 million. Shareholdings in four other regional distribution companies with an aggregate nominal value of UAH 44.4 million are expected to be sold by the end of 2009, with potential receipts by the SPF of up to UAH 800.0 million. Shareholdings in an additional fourteen regional energy distribution companies may also be sold in 2009 provided that such shareholdings are first transferred into the management of the SPF.

In accordance with the terms of sale of JSC “Odessa Port Plant” announced in July 2009, the sale of the 99.57% shareholding in the company was scheduled to take place during 2009 with an initial sale price of UAH 4.0 billion. However, on 17 September 2009, the President issued a decree suspending the Cabinet of Ministers’ authorization of the sale of JSC “Odessa Port Plant” during 2009 and requested the Constitutional Court to opine on its constitutionality; the decree was promulgated and entered into force on 23 September 2009. In addition, according to press reports, one or more Ukrainian courts have enjoined any actions aimed at privatising the company. Despite the SPF’s stated intention to proceed with the privatisation of JSC “Odessa Port Plant”, in light of the President’s decree and the reported court actions there can be no assurance that privatisation will be accomplished in 2009.

The terms of the sale of a 67.79% shareholding in OJSC “Ukrtelecom” with a nominal value of approximately UAH 5.2 billion have not yet been approved by the Government; it is unlikely that this sale will be consummated before year-end 2009.

Due to the current level of actual 2009 privatisation receipts, it is unlikely that budgeted privatisation receipts will be met in 2009 without further privatisation of major assets; only a limited number of major assets is expected to be privatised by year end. Given the history of the privatisation process for assets such as OJSC “Ukrtelecom” and JSC “Odessa Port Plant” as well as the global economic and financial downturn, there can be no assurance that these or other major assets will be sold in 2009 or that receipts from those privatisations would be sufficient to realise all budgeted privatisation revenue for the year.

In January 2005, a Law of Ukraine “On the Suspension of the Privatisation of Oil Refining Enterprises in Ukraine” entered into force suspending privatisation of the relevant enterprises until the adoption of the State Privatisation Programme and the Law of Ukraine on particular features of the privatisation of the oil-refining industry.

The SPF has prepared a draft law on the privatisation programme for 2007-2009, which was approved by Parliament in June 2007. However, it was not signed by the President and did not become effective. In 2008, the SPF prepared draft privatisation programme for 2008-2012, which was approved by Parliament in a second reading on 18 February 2009, but rejected on 19 May 2009. Subsequently, the SPF has prepared new versions of the Laws “On State-owned Property Privatisation”, “On Privatisation of Small State Enterprises (Small-Scale Privatisation)”, “On Specifics of Privatisation of Property in Agro-industrial Complex” and “On Specifics of Privatisation of Objects of Incomplete Construction”, which are currently being reviewed by the Government.

State bodies have examined a number of privatisations that took place in previous years under irregular conditions and without full transparency. A Special Parliamentary Control Commission on Privatisation supervises compliance with privatisation laws. If the Commission determines that such laws have been breached, it may request that the authorised privatisation bodies, including the SPF, annul illegal orders or unwind illegal actions. If these sales are found to have taken place on illegally favourable terms, the Government may decide to petition the appropriate courts to annul the sales of the companies concerned and to refund the original purchase price to the owners. As at 1 July 2009, 125 privatisations had been challenged in court by State bodies, though the large majority of these challenges have been for noncompliance with the terms of the relevant purchase and sale agreements rather than for illegally favourable terms. As of 1 July 2009, 279 items had been returned to State ownership, and 149 had been resold, for total proceeds of UAH 97.4 million. As at 1 July 2009, the two largest privatisations being challenged are the privatisation of a stake in SJSHC Black Sea Shipbuilding Plant with a nominal amount of UAH 116.6 million and a shareholding in JSC Nikopol Ferroalloy Plant with a nominal amount of UAH 37.9 million.

Inter-enterprise Arrears

The level of inter-enterprise arrears (debt which is due but unpaid between businesses) is significant and has been increasing for several years. Inter-enterprise payments in arrears (not part of the Budget) are estimated to be much larger than wage arrears. Inter-enterprise net debt (current debts payable minus current debts receivable) increased from UAH 78.0 billion as at 31 December 2006 to UAH 94.2 billion as at 31 December 2007, followed by a decrease to UAH 92.8 billion as at 31 December 2008 and an increase to UAH 114.3 billion as at 30 June 2009. Overdue inter-enterprise net debt (overdue current debts payable minus overdue current debts receivable) increased from approximately UAH 12.3 billion as at 31 December 2006 to UAH 20.6 billion as at 31 December 2007, to UAH 21.6 billion as at 31 December 2008 and to UAH 26.8 billion as at 30 June 2009. These inter-enterprise arrears threaten the solvency of many Ukrainian companies, reduce potential budgetary revenues and represent an impediment to economic growth. The Government had hoped that the problem of inter-enterprise arrears would be resolved by the continuation of the privatisation process and the implementation of bankruptcy legislation adopted in 1999. However, due to legal uncertainties in its implementation and interpretation, the impact of the 1999 bankruptcy law has been negligible.

On 29 November 2001, a temporary moratorium was introduced on the forced sale of property of State enterprises and enterprises owned more than 25% by the State pending settlement of related legal issues. In February 2004, the bankruptcy law was amended by introducing a moratorium on the bankruptcy of mining enterprises in which the State holds an interest greater than 25%. These amendments provided that bankruptcy proceedings of such enterprises could be initiated not earlier than one year after the beginning of the privatisation of such enterprises. In January 2007, the moratorium was prolonged to 1 January 2010. In June 2005, a Law of Ukraine “On Measures Aimed at Ensuring Stable Operation of Fuel and Energy Sector Enterprises” was enacted providing for various indebtedness repayment procedures (including indebtedness restructurings and write-offs). The law also provides for a register to be established of fuel and energy enterprises that participate in indebtedness repayment procedures and provides that a court may refuse to initiate bankruptcy proceedings and suspend relevant judicial and enforcement proceedings against companies so registered. In December 2008, the moratorium was extended to 1 January 2011.

Environment

To a large extent, the significant environmental problems facing Ukraine stem from the period when it was a part of the Soviet Union. Historically, major problems have included waste accumulation (including toxic waste), water and atmosphere pollution, contamination from the Chernobyl incident, and the closure of mines. Despite the general economic decline witnessed in the 1990s, levels of air and water pollution still remain high largely as a result of significant depreciation of equipment and development of resource consuming and polluting sectors of the economy. For example, according to data of the State Statistics Committee of Ukraine, in 2007 and 2008, approximately 7.4 and 7.2 million tonnes, respectively, of harmful substances were released into the atmosphere by stationary and mobile sources of pollution. These figures represent a 5.7% increase in 2007 compared to 2006 and 2.7 decrease in 2008 compared to 2007. Out of approximately 7.2 million tonnes of harmful substances estimated to have been released into the atmosphere in 2008, approximately 4.5 million tonnes were released by enterprises and approximately 2.7 million tonnes were released by mobile sources, such as cars, railways and river and aviation transport. During 2008, approximately 2.7 billion cubic metres of polluted run-off water drained into Ukrainian waters, as compared to approximately 3.9 billion tonnes in 2007. In addition, the total volume of accumulated waste is estimated at the level of approximately 35 billion tonnes, including 2 billion tonnes of hazardous waste.

While the closure of the last working reactor at Chernobyl in December 2000 helped to address safety concerns of the international community, concerns regarding radiation and contamination in the surrounding territory continue to remain high. In addition, the closure eliminated approximately 5% of Ukraine’s energy generating capacity, thus creating electricity shortages in certain regions that had to be compensated for with additional power from fossil fuel plants. During the recent decade, the share of expenditures on eliminating the consequences of Chernobyl incident has amounted to 5 to 7% of the State Budget funds. In general, pursuant to official estimates, the economic losses of Ukraine associated with this incident alone will amount to U.S.$130 billion.

Although Ukraine has established a legal framework for environmental protection that is generally consistent with standards accepted by EU member states and set forth in various international treaties, it does not have sufficient resources to fully comply with these standards. Environmental protection is financed by the State Budget, local budgets, funds of enterprises and organisations, voluntary contributions and other funds. In total, UAH 12.1 billion were spent on environmental protection in 2008, including current expenditures on the operation and maintenance of environmental facilities and measures in the amount of UAH 8.5 billion, investments into fixed assets in the amount of UAH 2.9 billion and expenditures on capital repairs in the amount of UAH 0.8 billion. Out of these amounts, 34.2% of capital investments and 3.2% of current expenditures were financed out of the State budget and local budgets, while 60.8% of capital investments and 96.4% of current expenditures were financed by enterprises and organisations.

To fund more effective measures to protect the environment in Ukraine, environmental protection funds have been allocated each year within the State Budget, the budget of the Crimea Autonomous Republic, oblast budgets, the Kyiv and Sevastopol city budgets and local (village, township and city) budgets for the purpose of remedying environmental pollution and damage caused by violations of environmental protection legislation as a result of economic or other activities. In 2006 and 2007, receipts to these funds were UAH 795.1 million and UAH 1,107.4 million, respectively, including receipts to the State Fund for Environmental Protection in the amount of UAH 516.8 million and UAH 719.8 million, respectively. In 2008 and the seven months ended 31 July 2009, receipts to these funds were UAH 1,182.0 million and UAH 573.6 million, of which receipts to the State Fund for Environmental Protection amounted to UAH 768.3 million and UAH 172.1 million, respectively. The Ministry of Environment intends to streamline the organisation of these funds and to utilise resources from other sources (including grants and loans from foreign sources).

To increase financial resources for the implementation of environmental protection measures, Ukraine is reviewing alternative sources of funding, including introducing market-oriented instruments (for example, reduction of prices for loans from commercial banks for remedial environmental actions through reimbursement of interest paid) and reforming the system of environmental protection funds.

Ukraine enacted the law “On Environmental Protection” in 1991 and, thereafter, promulgated a number of regulations and guidelines with respect to environmental matters. Furthermore, as of 1 July 2009 Ukraine is a party to 22 international conventions, 15 protocols, and 152 bilateral agreements regarding the environment. On 4 February 2004, Ukraine ratified the Kyoto Protocol to the UN Framework Convention on Climate Change. The aggregate assigned amount units, or AAUs, available for sale by Ukraine for the period of effectiveness of the Kyoto undertakings amount to approximately 1 billion tonnes of carbon dioxide equivalent. In 2009, Ukraine sold AAUs to Japan. The State received €290 million from this sale, and another €150 million are expected to be received in 2010. In addition, Ukraine expects to sell AAUs to other counties in the future, including Spain and Italy.

In 2006 - 2009, Ukraine has continued financing a number of measures to implement the Kyoto Protocol, and has started a number of new projects including development of the National Plan on allocation of permits on greenhouse gas emissions. In April 2007, the Government established a new central executive authority, the National Ecological Investments Agency. The principal tasks of this Agency include implementation of the mechanisms of the UN Framework Convention on Climate Change and the Kyoto Protocol, including the implementation of environmental protection projects.

On 24 June 2004, the Law of Ukraine “On Environmental Audit” was enacted, providing a framework for environmental auditors to audit enterprises and to provide their suggestions with regard to the elimination of breaches of environmental legislation and taking relevant remedial environmental measures. The Law “On Environmental Audit” provides for both voluntary and mandatory audits. Mandatory environmental audits must be performed in such cases as, among others, bankruptcy or privatisation of state-owned companies, establishment of joint ventures on the basis of state-owned assets and long-term leases of state-owned assets. In 2007, Regulations on Maintaining the Register of Environmental Auditors and Legal Entities Authorised to Perform Environmental Audit, as well as Regulations on Certification of Environmental Auditors, approved by the order of the Ministry of Environment of Ukraine, were enacted to implement the environmental audit system. In addition, the Ministry of Environment created a special Scientific Expert Group and Commission for Environmental Auditors Certification, which is tasked with review and analysis of draft regulatory acts developed further to the Law of Ukraine “On Environmental Audit”, as well as holding qualification exams and issuing environmental auditor certificates. Currently, 102 environmental auditors are certified in Ukraine and 54 legal entities are entered in the register of legal entities authorised to carry out environmental audits.

In October 2007, the Government approved the Concept of National Environmental Policy of Ukraine through 2020. Among the goals of this Concept is tightening environmental liability for users and polluters of natural resources, as well as rationalising the use of natural resources. One of the underlying principles of the Concept is that prevention of damage to the environment should be a priority task and that comprehensive environmental implications should be taken into account while making any governmental decisions. The Concept also provides for the implementation of an efficient system of public information on environmental protection and sustainable development issues.

State control is exercised over management and protection of land, environmental and radiation safety, protection and management of territories and objects of natural reserve funds, management and disposal of waste products (other than radioactive waste products), hazardous chemical substances, pesticides and agrochemicals, the management, protection and use of the ecological network, as well as over compliance with environmental security standards. In addition, the State exercises geological and geodesic monitoring and control. However, the damages paid for the breach of the environmental legislation tend to be low, which reduces their deterrent value and is inadequate compared to the sums required to remedy the consequences of the breach of environmental legislation. Beginning on 1 January 2007, damages paid for breaches of environmental legislation (pollution of the environment) are to be automatically indexed to the consumer price inflation index for the preceding year. As a result of indexing to the CPI, these damages are expected to increase in line with the inflation rate.

THE LABOUR MARKET

Wages

The average monthly wage has steadily increased over the last several years. For example, between 2005 and 2008, the average monthly nominal wage increased by almost 125%. In 2006, the average monthly wage increased by 29.2% compared to the level in 2005 to UAH 1,041.47 and in 2007, it further increased by 29.7% compared to the level in 2006 to UAH 1,351.1. In 2008, the average monthly wage as calculated by the State Statistics Committee of Ukraine was UAH 1,806.3, an increase of 33.7% compared to the level in 2007. In the six months ended 30 June 2009, the average monthly wage was UAH 1,812.1, an increase of approximately 6.2% compared to the same period in 2008. According to the index of real wages, the average monthly real wage increased by 12.5% in 2007 compared to 2006 and by 6.3% in 2008 compared to 2007. However, the average monthly real wage decreased by 10.1% in the six months ended 30 June 2009 compared to the same period in 2008.

The minimum wage in Ukraine is determined by Parliament on the basis of the Government’s recommendation. The Government bases its recommendation on a number of factors, including the forecasts of key macroeconomic indices for the relevant period as well as the then current average wage and employment level. In 2008, the minimum monthly wage was increased to UAH 515, UAH 525, UAH 545 and UAH 605 from 1 January, 1 April, 1 October and 1 December 2008, respectively. The 2009 State Budget Law provides for an increase of the minimum monthly wage to UAH 625, UAH 630, UAH 650 and UAH 669 from 1 April, 1 July, 1 October and 1 December 2009, respectively. Starting from 1 December 2009, the minimum monthly wage is to equal the monthly subsistence level for people capable of working. For 2009, this minimum subsistence level has been set at UAH 669.

The 2008 State Budget Law, as amended, provided for an increase of expenditures on the payment of salaries to employees of budgetary institutions by UAH 23.8 billion as compared to 2007. In 2008, official salaries in certain budgetary institutions increased from 1 January, 1 April, 1 October and 1 December 2008 in line with increases in the minimum wage as well as from 1 September 2008 in connection with the introduction of the final stage of the Uniform Tariff Grid. In particular, salaries of highly-qualified employees of budgetary institutions (teachers, doctors and certain others) increased on average by 30% in 2008 as compared to 2007. The 2009 State Budget Law provides for an increase of expenditures on the payment of salaries to employees of budgetary institutions by UAH 8.9 billion as compared to 2008.

Average wages in the private sector are only slightly higher than the minimum wage. This average is depressed, however, by very low wages in the agricultural sector and, most likely, by the fact that private sector wages still remain largely unreported.

Historically, it was common for Ukrainian businesses and certain governmental authorities to fail to pay salaries and pensions on time. In August 1999, wage arrears reached UAH 7.2 billion. As a result of the promulgation of a Presidential decree on the acceleration of wage arrears repayments, between May 2001 and December 2005, wage arrears to employees of all enterprises, institutions and organisations (both operating and bankrupt) were reduced to UAH 960.3 million. During 2006, such wage arrears decreased by UAH 153.9 million, or 16.0%, and on 31 December 2006 wage arrears of all enterprises (including operating, non-operating and bankrupt enterprises) amounted to UAH 806.4 million. During 2007, such wage arrears decreased by UAH 137.7 million, or 17.1%, and on 31 December 2007 wage arrears of all enterprises (including operating, non-operating and bankrupt enterprises) amounted to UAH 668.7 million. During 2008, such wage arrears increased by UAH 520.0 million, or 77.8%, and on 31 December 2008 wage arrears of all enterprises (including operating, non-operating and bankrupt enterprises) amounted to UAH 1,188.7 million.

As of 1 July 2009, wage arrears of all enterprises (including operating, non-operating and bankrupt enterprises) amounted to UAH 1,639.2 million, or an increase by UAH 450.5 million or 37.9% increase compared to the wage arrears recorded at 1 January 2009. As of 1 July 2009, out of the total amount of wage arrears, UAH 413.8 million or 25.3% are arrears of enterprises, which are subject to bankruptcy or readjustment proceedings, UAH 71.1 million or 4.3% are arrears of non-operating enterprises and UAH 1,154.3 million or 70.4% are arrears of operating enterprises. The reasons for the increase in wage arrears during the six months ended 30 June 2009 include significant decline in industrial production, reduced profitability of companies, significant amounts of overdue accounts payable and accounts receivable, inefficiency of state property management and inefficient implementation of restructuring, readjustment and bankruptcy procedures.

As at 1 July 2009, wage arrears of operating enterprises in the public sector (i.e., both arrears due from State and local budgets and those due from State-owned and municipal enterprises) were UAH 318.3 million. Of the public sector wage arrears as at 1 July 2009, wages of state-owned operating enterprises were UAH 206.8 million, an increase of UAH 51.5 million, or 33.2%, since 31 December 2008. Of the public sector wage arrears as at 1 July 2009, wages of municipally-owned operating enterprises were UAH 111.5 million, an increase of UAH 59.0 million, or approximately 110%, since 31 December 2008. Of the public sector wage arrears as at 1 July 2009, wages of operating enterprises payable out of the State Budget were UAH 12.3 million, an increase of UAH 5.8 million, or approximately 90%, since 31 December 2008. As at 1 July 2009, wage arrears of operating enterprises in the private sector were UAH 836.0 million. The failure to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep up with the rapidly increasing cost of living have led in the past, and could lead in the future, to labour and social unrest. In the future, companies unable to pay their wage arrears may be subject to sanctions or liquidation.

Steady increases in wages have improved household income. In particular, in 2008, nominal household income increased by 37.4%, available household income increased by 37.2% and real available household income (adjusted by the CPI) increased by 9.6%, each as compared to 2007. In the three months ended 31 March 2009, nominal household income increased by 8.7%, available household income increased by 4.8% and real available household income (adjusted by the CPI) decreased by 12.9%, each as compared to the same period in 2008.

Unemployment

Since 2004, the Ministry of Labour has calculated unemployment monthly on the basis of all persons between the ages of 15 and 70 capable of working, using the International Labour Organization’s internationally accepted methodology of household surveys. According to the ILO methodology, the average unemployment level in Ukraine was 6.8% in 2006, 6.4% in 2007 and 6.4% in 2008. In the three months ended 31 March 2009, the average unemployment level in Ukraine was 9.5%, as compared to 7.1% in the corresponding period of 2008.

In 2006, the employed population in Ukraine was 20.7 million persons and, during 2007 and 2008, it increased by 0.8% to 20.9 million persons as compared to 2006 and by 0.3% to 21.0 million persons as compared to 2007, respectively. In the three months ended 31 March 2009, the employed population in Ukraine was 20.0 million persons, a decrease of approximately 710.0 thousand, or approximately 3.5%, as compared to the corresponding period of 2008. The Government expects that the employed population will be between 20.3 and 20.4 million persons in 2009. For 2006, there was a decrease in the unemployed population to 1.52 million, and 2007 saw a further decrease to 1.42 million persons, which was followed by an increase up to 1.43 million in 2008. In the three months ended 31 March 2009, the unemployed population amounted to 2.1 million persons, an increase by 46.9% as compared to 1 January 2009.

In 2008, the average unemployment rate was 6.4% overall, with 5.7% in rural areas and 6.7% in urban areas, in each case as determined by the ILO methodology. In the three months ended 31 March 2009, the average unemployment rate was 9.5% overall, with 8.7% in rural areas and 9.9% in urban areas, in each case as determined by the ILO methodology. The Government forecasts that the average unemployment rate, as determined by the ILO methodology, will be between 8.5% and 9% in 2009. The level of employment of persons capable of working between the ages of 15 and 70 increased from 57.9% in 2006 to 58.7% in 2007 and 59.3% in 2008 but decreased to 57.2% in the three months ended 31 March 2009.

The Government estimates that, as a result of the comparatively low level of unemployment benefits, only about one half of those unemployed register with the National Employment Service. In July 2006, the Government approved the National Employment Programme until 2009, which provides for the annual creation of one million new jobs, enrichment of the professional and educational potential of the population as well as “de-shadowing”, that is, bringing jobs that currently form part of the shadow economy into the legitimate labour market.

During 2008, 3.2 million people joined the workforce (i.e., the number of persons working or seeking work) and 3.7 million left the workforce, a decrease of approximately 168 thousand joining and an increase of approximately 164 thousand leaving the workforce, as compared to 2007. During the six months ended 30 June 2009, 1.2 million people joined the workforce, a decrease of approximately 472 thousand, as compared to the same period in 2008, and 1.5 million people left the workforce, a decrease of approximately 119 thousand as compared to the same period in 2008. During 2008, approximately 1.1 million new jobs were created, which exceeded the annual target set by the Government by 8.4%. In the six months ended 30 June 2009, approximately 363 thousand new jobs were created, representing 36.3% of the target for 2009. Approximately two thirds of newly-created jobs in 2008 and the three months ended 31 March 2009 were created by individual entrepreneurs and self-employed persons. In 2008 and the six months ended 30 June 2009, de-shadowing accounted for approximately 55% and 58%, respectively, of newly-created jobs.

In 2008 and the seven months ended 31 July 2009, respectively, 2.5 million and 1.6 million Ukrainian citizens took advantage of job placement and other services offered by the National Employment Service. Of this number, in 2008 and the seven months ended 31 July 2009, respectively, 245 thousand and 105 thousand persons were engaged in skills training, 429 thousand and 168 thousand took part in public works and 1.1 million and 451 thousand obtained employment with the assistance of the National Employment Service. The level of employment obtained with the assistance of the National Employment Service decreased to 43.3% in 2008 as compared to 45.4% in 2007. In the seven months ended 31 July 2009, the level of employment obtained with the assistance of the National Employment Service amounted to 27.8% as compared to 43.9% in the seven months ended 31 July 2008.

The global financial and economic downturn in recent years has adversely affected the Ukrainian labour market. In particular, since October 2008, the number of persons unemployed, employed part-time or on involuntary unpaid leave has increased significantly, especially in such sectors as the metallurgical industry, construction and the chemical industry. In response to such situation at the labour market, Parliament enacted an anti-crisis law aimed at preventing the improper dismissal of employees and providing social support to employees made redundant.

The Government expects that Ukraine’s labour market will undergo changes resulting from the accession to the WTO, including a further reduction in the number of jobs. As enterprises and industries bring their operations up to the standards of world trade, they will need to introduce new technology and make surplus employees redundant. When the economy returns to growth, these dismissals are expected to be offset to a degree by demand for labour from enterprises increasing production in response to improved access to world markets. The Government believes that measures to prevent deterioration in the labour market should be its priority policy. These measures include continued efforts to create new jobs and improve the services offered by the National Employment Service. The Government also expects that a restatement of the Labour Code of Ukraine, passed by Parliament in a first reading on 20 May 2008, will be enacted and will provide for more adequate regulation of labour relations at various levels. The Labour Code has not yet been passed by Parliament in a second reading.

Pensions, Unemployment Benefits and Social Insurance

The Ukrainian social insurance system consists of pensions, unemployment benefits and other social benefits, including those related to temporary incapacity, work related injury, illness and pregnancy, childbirth and child-care benefits and funeral payment assistance. As a part of Ukraine’s ongoing transition, the Government is currently working with the World Bank and the IMF in connection with the restructuring of the social insurance system. Such restructuring includes the introduction of a new system of collecting and accounting for unified social contributions under a mandatory state social insurance scheme as well as the further development of the Ukrainian pension system. Priority goals in developing the pension system include the introduction of a defined-contribution system of state pension insurance and development of non-state pension provisions. Despite success in the development of non-state provisions, a defined contribution system has not yet been implemented.

Ukraine has established a Uniform State Automated Register of Persons Entitled to Benefits. This Register records information on military and labour-service veterans, certain categories of pensioners, persons harmed by the Chernobyl disaster and other categories of individuals entitled to benefits. Social security authorities use the Register to verify information received from entities that render services to entitled persons and to make payments for such services. As of 1 August 2009, this Register contained information on approximately 12.9 million persons.

In 2008, social insurance and pension expenditures amounted to UAH 165.9 billion, or 17.5% of GDP, of which pension expenditures amounted to UAH 150.3 billion. In the six months ended 30 June 2009, social insurance and pension expenditures amounted to UAH 99.9 billion of which pension expenditures represent UAH 91.7 billion. For the full year 2009, social insurance and pension expenditures are budgeted at UAH 183.4 billion, of which pension expenditures represent UAH 164.1 billion.

Pensions

In Ukraine, a basic pension is available to individuals who are retired and have made contributions to the pension fund for at least five years. The current retirement age in Ukraine is 55 for women and 60 for men. The average pension stood at UAH 478.38 per month, UAH 751.38 per month, UAH 898.36 per month, and UAH 925.88 per month, on 1 January 2007, 2008, 2009 and 1 July 2009, respectively; it is expected that the average pension will amount to UAH 940 as of 1 January 2010. From 1 July 2008 until 1 April 2009, the minimum retirement pension was UAH 544.0 and from 1 April 2009, the minimum retirement pension for retired persons was UAH 551.5. As of 1 July 2009, the minimum retirement pension for retired persons was UAH 558.2, and from 1 October 2009 it is scheduled to be increased to UAH 572.4.

The pension payment increases during 2005-2008 are attributable to an increase in the minimum living standard, which is the basis for calculating the minimum pension. In 2006, the Pension Fund had a deficit of approximately UAH 7.3 billion, financed from the State Budget. In 2007 and 2008, the Pension Fund did not have a deficit which was partially due to allocation of certain funds that were formerly part of the Temporary Disability Social Insurance Fund for pension purposes in 2008, but also evidenced growth in the pension fund revenues. However, in December 2008, the Ministry of Finance extended a UAH 4.7 billion loan to the Pension Fund to finance an advance payment of pensions in January 2009. In accordance with the Law on the State Budget for 2009, the Pension Fund is budgeted to have a UAH 13.0 billion deficit in 2009 that is expected to be covered out of the State Budget.

The Government expects that large numbers of people born in the years of population increase following World War II will be retiring in coming years. In order to mitigate the effects of a substantial increase of pension expenditures on the State Budget, the Government intends to change the pay-as-you-go system of mandatory state pension insurance and to introduce a defined contribution system of state pension insurance.

On 1 January 2004, the Laws of Ukraine “On Mandatory State Pension Insurance” and “On Non-State Pension Provision” came into force providing for the creation of a three-tier system of pension insurance in Ukraine. The first level is a pay-as-you-go system of mandatory state pension insurance; the second level is a defined contribution system of state pension insurance; and the third level is non-state pension provisions. The “pay-as-you-go” system of mandatory state pension insurance provides that pensions paid out of the Pension Fund to current retirees are funded by contributions of current employers and employees. Therefore, the viability of such a system depends largely on demographic factors, especially on the ratio of the employed to total population in the country. In 2009, the pay-as-you-go system is funded by employer contributions set at 33.2% of an employee’s salary, with exceptions for certain categories of employees (disabled employees, aviation crew and others), and by a special 2% tax paid by the employee. The defined contribution system envisages the creation of a special accumulation fund composed of individual pension accounts to which employees may transfer up to 7% of their salaries. Contributions accumulated in such a fund would be invested and paid out together with the investment income to the employees upon retirement, in addition to pensions paid out of the Pension Fund.

In addition, these laws allow differentiation among pension amounts in an attempt to improve pension provision for citizens. Citizens who already receive a pension are entitled to its recalculation pursuant to the provisions of the law enacted in January 2004. On average, the recalculation has resulted in pension increases by approximately five times to date as compared to 2004. Periods of labour prior to the enactment of the law are credited towards seniority in determining the pension amounts to be paid under the laws enacted in January 2004.

Since 1 January 2004, approximately 11.4 million pensioners have had their pensions recalculated based on the principles of pension payment established in 2004. Although the introduction of the pension reform has resulted in the increase of the ratio of average pension to average wages from 20% to 54%, a sufficient level of pension provision will only be attainable through the efficient operation of the pension insurance system at all levels. The first and third levels of pension insurance have been operating from 1 January 2004, while the second level, a defined contribution system of state pension insurance remains to be developed. The establishment of a successful system of non-state pension provision is viewed as a “testing stage” before development of the defined contribution system and hence a prerequisite for implementation of the second level of pension reform.

As of 1 July 2009, the State Commission on the Regulation of Financial Services Markets had registered 108 non-state pension funds. As at 31 December 2008 and 30 June 2009, non-state pension funds held total assets of UAH 612.2 million and UAH 732.2 million, respectively, and had approximately 483 thousand and 491 thousand individual participants, respectively. The number of individual non-state pension fund participants and the amount of non-state pension fund assets has been increasing. See “The Banking System and Securities and Financial Services Markets in Ukraine — The Financial Services Market in Ukraine”.

In December 2005, the Government approved the Strategy for Pension System Development aimed at implementation of the pension reform commenced in 2004. The Strategy was developed both for the short-term (2006-2009) and medium-term outlook (2010-2016) and provides for a co-ordinated development of all tiers of the pension insurance system with a special focus on financial stabilisation of the pension system and development of the second level, a defined contribution system of state pension insurance. The Government is currently considering a draft Concept for Further Steps on Pension Reform in Ukraine. The Concept aims to, among other things, introduce an efficient mechanism for increase of pensions, taking into account the increase in prices for consumer goods and services, as well as the increase in the average monthly wage.

Unemployment Benefits

Mandatory unemployment insurance was introduced on 1 January 2001 and is currently funded through a 1.6% payroll tax paid by the employer to the Employment Fund and a 0.6% tax paid by the employee. Self-employed individuals and individual entrepreneurs may participate in the unemployment insurance scheme on a voluntary basis. Both insured and uninsured persons are entitled to benefits and social services, provided that they are registered as unemployed with the State Employment Service. Benefits are payable out of the Unemployment Fund. Insured unemployed persons’ benefits depend on their past wages, insurance period and the reasons for dismissal from the last workplace. Uninsured persons have the right to unemployment benefits in the minimum amount.

In 2009, the minimum unemployment benefit is UAH 360 for uninsured unemployed persons and for insured long-term unemployed persons. For insured unemployed persons the minimum unemployment benefit is UAH 500. In December 2008, the average unemployment benefit was UAH 571.1 per month, an increase of 68.3% compared to December 2007. In July 2009, the average unemployment benefit was UAH 632.1 per month.

In accordance with Ukrainian employment laws, when employment is terminated in connection with a redundancy, company liquidation or other organisational change by the employer, the employee is entitled to benefits equivalent to 100% of the employee’s average monthly salary for the first 60 calendar days, 75% for the subsequent 90 calendar days and 50% for the following 210 calendar days, never to exceed the average monthly salary in the employee’s field in the month preceding such event and never to fall below the minimum wage.

The major categories of social services rendered to the unemployed include professional training or re-training, assistance in finding employment, including through subsidies to the employers for creation of additional workplaces and financing of public works, as well as informational and consulting services related to employment.

Social Insurance and Benefits

In addition to pensions and unemployment benefits, social insurance consists of public support for persons who are temporarily incapable of working or have suffered labour-related injury or illness, as well as pregnancy, childbirth and child-care benefits. Furthermore, social benefits include subsidies to low income families, cash subsidies for the purchase of fuel and gas, subsidies for the payment of housing and communal services, as well as assistance for funeral and health improvement (rehabilitation).

In 2008, the average monthly insurance payment to employees injured at work as a result of accidents and professional illnesses was UAH 748.8, an increase by 17.4% as compared to 2007. In August 2009, the average monthly insurance payment to employees injured at work as a result of accidents and professional illnesses was UAH 805.0, an increase by 7.5% as compared to 2008. From 1 March 2008 and 1 March 2009, the amount of monthly insurance payments to employees injured at work as a result of accidents and occupational illnesses was increased by 12.5% and 6.3%, respectively. These increases correspond to the increase in real wages.

Since 2007, childbirth benefits and child care benefits to insured persons are funded out of the State Budget rather than out of the Temporary Disability Social Insurance Fund. Child-care benefits are available until a child is three years old. Certain additional benefits are available to children under guardianship and to single mothers. In 2008 and 2009, the childbirth benefit is UAH 12,240 for the first child in a family (currently equivalent to 22 times the monthly subsistence level for a child up to six years old), UAH 25,000 for a second child and UAH 50,000 for each additional child. A portion of these benefits is payable at birth, with the remainder payable in instalments over the period ranging from 12 to 36 months thereafter. The aggregate amount of childbirth benefits was UAH 5,672.2 million and UAH 4,503.3 million in 2008 and the seven months ended 31 July 2009, respectively. The total amount of childbirth benefit budgeted in the State Budget for 2009 is UAH 7,844.4 million. The minimum child care benefit is currently UAH 130.0 per month. In 2008 and the seven months ended 31 July 2009, the average amount of monthly child care benefit was UAH 156.4 and UAH 162.7, respectively. At each of 1 January 2009 and 1 August 2009, approximately 1.2 million persons were recipients of such subsidies, with the total number of persons increasing slightly from January to August. The aggregate amount of these subsidies was approximately UAH 2,176.6 million and UAH 1,379.3 million in 2008 and the seven months ended 31 July 2009, respectively.

In 2008 and during the seven months ended 31 July 2009, the average amount of monthly subsidies to low income families was UAH 519.4 and 537.8, respectively. As of 1 January 2009 and 1 August 2009, approximately 150 thousand and 102 thousand families, respectively, were recipients of such subsidies, which totalled approximately UAH 1,007.2 million and UAH 442.2 million in 2008 and the seven months ended 31 July 2009, respectively.

In 2008, and during the seven months ended 31 July 2009, the average amount of cash subsidy for the purchase of fuel and gas was UAH 477.1 and UAH 375.1, respectively. In 2008 and the seven months ended 31 July 2009, approximately 402 thousand and 206 thousand families, respectively, were recipients of such subsidies. In 2008 and during the seven months ended 31 July 2009, the average amount of subsidy for the payment of housing and communal services was UAH 73.4 and UAH 71.7, respectively. As at 1 January 2009 and 1 August 2009, approximately 1.0 million and 341 thousand families, respectively, were recipients of such subsidies.

As of 1 August 2009, social benefit arrears for subsidies to families with children and low income subsidies had been completely eliminated. As of 1 August 2009, total arrears for cash subsidies for the purchase of fuel and gas amounted to UAH 6.2 million.

EXTERNAL SECTOR

Balance of Payments

Ukraine had a current account surplus from 1999 until 2005. In 2006, the current account balance had a deficit of U.S.$1.6 billion and the overall current account deficit represented 1.5% of GDP. In 2007, due to significant increase in volumes of imports, the current account deficit increased to 3.7% of GDP or U.S.$5.3 billion.

In 2008, Ukraine’s external sector development experienced significant changes. During the eight months ended 31 August 2008, such trends as very high rates of growth in the volume of exports and imports, largely due to significant price increases in the global commodities markets, as well as the growth of the external goods trade deficit due to the increased internal demand and the strengthening of the hryvnia exchange rate, continued to dominate Ukraine’s balance of payments. In addition, in this period, significant volumes of revenues continued to be recorded under the financial account, and the direct foreign investment and long term borrowings inflow not only allowed Ukraine to finance its increasing current account deficit, but also to increase its reserve assets. However, starting from September 2008, the global financial downturn caused a slow-down of the long-term capital inflow, a significant outflow of short-term funds and a decrease of export revenues, all of which factors resulted in a significant devaluation of the hryvnia.

In total, the current account deficit in 2008 increased to U.S.$12.9 billion or 7.1% of GDP (as compared to U.S.$5.3 billion and 3.7% of GDP in 2007), mainly due to the increase of the external goods trade deficit to U.S.$16.9 billion and the increase of the income deficit to U.S.$1.5 billion. Notwithstanding the consequences of the global financial downturn, which significantly affected Ukraine’s economy in the fourth quarter of 2008, the positive economic dynamics of the first three quarters resulted in high rates of growth of almost all current account items for the full year 2008. For instance, the total volume of external goods and service trade in 2008 increased by 36.4% and amounted to U.S.$185.7 billion (in 2007, the external trade turnover increased by 31.5%). Unlike the first half of 2008, when both exports and imports were growing strongly, from the middle of 2008, due to a significant price decrease and reduced demand in the external and domestic markets, volumes of both exports and imports were steadily decreasing. In the fourth quarter of 2008, the volumes of exports and imports were lower than in the fourth quarter of 2007, though for the full year 2008, goods exports increased by 35.9%, while goods imports increased by 40.1%, in each case as compared to 2007.

In 2008, the financial account surplus amounted to U.S.$9.5 billion, a decrease of 37.1% as compared to U.S.$15.1 billion recorded in 2007. The reduction in the financial account surplus resulted from a capital outflow of U.S.$6.1 billion during the fourth quarter of 2008. This was the first time such a capital outflow has occurred since early 2006 and was caused by the global financial downturn. The net capital outflow resulted from the decrease in the long-term funding inflow recorded concurrently with high rates of short-term loan and foreign currency physical cash outflow from the banking system.

According to the preliminary estimates of the NBU, in the seven months ended 31 July 2009, the current account deficit amounted to U.S.$1.2 billion as compared to a deficit of U.S.$7.3 billion in the seven months ended 31 July 2008. Due to the decrease in external demand and a corresponding decrease in prices in world commodities markets, in the seven months ended 31 July 2009, export volumes of goods decreased by 48.5%, as compared to the corresponding period of 2008. However, a more significant decrease in domestic demand and the devaluation of the hryvnia caused a decrease of imports by 53.5% in the seven months ended 31 July 2009 as compared to the corresponding period of 2008. Accordingly, the external goods trade deficit decreased significantly, such deficit amounting to only U.S.$2.7 billion in the seven months ended 31 July 2009 compared to a deficit of U.S.$10.2 billion in the seven months ended 31 July 2008. In the seven months ended 31 July 2009, the financial account deficit amounted to U.S.$7.0 billion as compared to the surplus of U.S.$12.1 billion in the corresponding period of 2008. The financial account deficit in the seven months ended 31 July 2009 was caused by low volumes of direct foreign investment inflow, low volumes of borrowings by the private sector and significant growth of foreign currency cash held outside banks.

The NBU expects that the current account will have a small surplus in 2009 against the background of the continuing recession globally and in Ukraine. The financial account deficit is expected to continue increasing due to continued outflow under loan repayments, growth in foreign currency cash held outside banks and low volumes of foreign direct investments. The financial account deficit is expected to be financed out of the stand-by facility extended by the IMF and the international reserves of the NBU.

The following table sets out Ukraine’s balance of payments for the periods shown:

				Seven months ended 31 July
	2006	2007	2008	2008	2009
	(in U.S.$ millions)
Current account	(1,617)	(5,272)	(12,933)	(7,258)	(1,218)
Goods and services (balance)	(3,068)	(8,152)	(14,520)	(8,938)	(1,698)
Export of goods and services	50,239	64,001	85,612	50,835	28,292
Import of goods and services	(53,307)	(72,153)	(100,132)	(59,773)	(29,990)
Goods (balance)	(5,194)	(10,572)	(16,934)	(10,187)	(2,691)
Services (balance)	2,126	2,420	2,414	1,249	993
Income (balance)	(1,722)	(659)	(1,540)	(219)	(1,431)
Current transfers (balance)(1)	3,173	3,539	3,127	1,899	1,911
Capital and financial account	4,025	14,693	9,724	12,140	(7,014)
Capital transfers	3	3	5	1	80
Direct investment (balance)	5,737	9,218	9,683	6,936	2,411
Portfolio investment (stock capital)	322	715	388	366	(60)
Loans and bonds	12,502	23,097	12,354	10,040	(5,645
Medium- and long-term loans	8,820	18,230	13,385	8,546	(2,471)
Short-term loans	3,682	4,867	(1,031)	1,494	(3,174)
Other capital	(14,539)	(18,340)	(12,706)	(5,203)	(3,800)
including foreign currency cash outside banks	(8,507)	(13,518)	(12,987)	(4,816)	(5,423)
Consolidated balance	2,408	9,421	(3,209)	4,882	(8,232)
Financing	(2,408)	(9,421)	3,209	(4,882)	8,232
Reserves assets(2)	(1,999)	(8,980)	(1,080)	(4,694)	2,169
Loans from IMF (net)	(409)	(441)	4,289	(188)	1,259
IMF loan to Government of Ukraine	—	—	—	—	4,804

Notes:

(1)	Includes payments from Germany and Austria as compensation for World War II victims in the aggregate amounts of U.S.$10 million and U.S.$5 million in 2006 and 2007, respectively.
(2)	Numbers in parentheses represent an increase in reserves.

Source: NBU

International Trade

Prior to independence, commerce was centrally controlled from Moscow, and the integrated trade system of the USSR meant that the majority of Ukraine’s cross-border trade was with other Soviet republics. Figures are difficult to obtain, but by 1989 Ukraine tended to import energy and raw materials while exporting machinery, metals and chemicals. About 80% of both imports and exports are estimated to have been with non-Ukrainian Soviet markets.

Following independence, the large increases in the price of Ukraine’s energy imports were offset by decreases in import volumes, with the result that nominal import flows remained broadly the same. The price of energy, in particular of oil (delivered by Russia) and of gas (delivered by Russia and, in certain periods, Turkmenistan), increased from intra-Soviet to world market levels. The immediate impact on the economy was less severe than it might have been because part of the price was credited to Ukraine by its suppliers, especially Russia’s Gazprom.

During the period from 1992 through 2008, Ukrainian exports of goods and services increased from 24.0% of GDP to 47.5%, and imports increased from 22.0% to 55.6% of GDP. The increasing proportion of exports and imports between 1992 and 2008 as a percentage of GDP reflects, among other factors, the gradual integration of Ukraine into the world economy.

In 2006, goods and services export volumes increased by 13.2%, while goods and services import volumes increased by 22.0%, each as compared to 2005. In 2006, the external trade turnover increased by 17.6% as compared to 2005 and was U.S.$103.5 billion and the external trade deficit was U.S.$3.1 billion (as compared to U.S.$671 million surplus in 2005). As a percentage of GDP, in 2006, Ukrainian exports of goods and services decreased to 46.6% of GDP and imports increased to 49.5% of GDP. In 2006, export volumes increased for all export lines of products other than mineral products (ore, salt, sulphur, cement, mineral fuel, oil and gas). The growth of goods’ export volumes in 2006 was primarily attributable to stable demand and favourable price conditions in external markets for metal and chemical products. The growth of goods’ imports volumes in 2006 was largely attributable to intensification of investment demand, the growth of real household incomes and sharp increases in energy prices.

In 2007, goods and services export volumes increased by 27.4%, while goods and services import volumes increased by 35.4%, each as compared to 2006. In 2007, the external trade turnover increased by 31.6% as compared to 2006 and was U.S.$136.2 billion and the external trade deficit was U.S.$8.2 billion (as compared to U.S.$3.1 billion deficit in 2006). As a percentage of GDP, in 2007, Ukrainian exports of goods and services decreased to 45.3% of GDP and imports increased to 50.6% of GDP. The growth of goods export volumes in 2007 was primarily attributable to stable demand and favourable price conditions in external markets for metal, chemical products and certain agricultural products as well as to growth in demand for machinery products. The growth of goods imports volumes in 2007 was largely attributable to intensification of investment demand, the growth of real household incomes and consumer lending and sharp increases in energy prices.

In 2008, goods and services import volumes grew by 38.8% as compared to the 33.8% growth of goods and services export volumes. As a result, the external trade deficit increased to U.S.$14.5 billion in 2008 compared to U.S.$8.2 billion in 2007, with the main increase in the deficit occurring in the first half of 2008 and being largely attributable to increased household income, stimulated by significant social expenditures made by the Government, dynamic development of consumer lending and the strengthening of the hryvnia exchange rate against the U.S. dollar in this period. High prices for traditional export products, such as ferrous metallurgical products, positively affected the external trade balance in the middle of 2008. In the fourth quarter of 2008, the external trade deficit decreased due to reduced imports resulting from a rapid decrease in domestic demand and the weakening of the hryvnia-euro and hryvnia-U.S. dollar exchange rates. The effect of reduced imports was, however, offset to a degree by a significant reduction in prices and a decline in external demand for Ukrainian exports.

Despite the economic downturn at the end of 2008, goods export volumes grew by 35.9% in that year as compared to 2007 and amounted to U.S.$67.7 billion, or 37.2% of GDP in 2008. Continued high rates of export growth in goods were mainly attributable to price “bubbles” in the world commodities markets in the middle of 2008, especially with respect to ferrous metallurgy, chemical and agricultural products. The growth of export volumes in goods in 2008 was primarily attributable to increases in that year in the value of exports of metallurgical products by 32.9% (accounting for a 38.3% share of the total export volume growth), agricultural products by approximately 70% (accounting for 25.6% of export growth) and machinery products by 28.6% (accounting for 13.6% of export growth), respectively.

In 2008, volumes of imported goods increased by 40.1% to U.S.$84.7 billion (46.6% of GDP). This growth was primarily attributable to an increase in domestic demand, as well as to increased world prices for energy, raw materials and other materials recorded in the first half of 2008. At the end of 2008, due to a decrease of prices in the world commodities markets, a decrease of domestic demand and the weakening of the hryvnia, volumes of imported goods decreased to the average monthly level recorded in 2007. In respect of the goods import structure in 2008, the 57.1% growth rate recorded for consumer goods imports was the highest, and even during the fourth quarter of 2008, consumer import growth rates remained positive, mainly due to rush demand resulting from high devaluation expectations and expectations of possible shortages of certain imports as a result of administrative restrictions. Accordingly, the share of consumer imports in total imports increased to 22.9% in 2008 as compared to 20.1% in 2007. The growth of imported goods volumes in 2008 was primarily attributable to the increase in value of imports of mineral products by 50.1% (accounting for a 31.6% share of total import volume growth), machinery by 34.8% (28.4% of the import volume growth) and chemical industry products by 32.3% (12.1% of the import volume growth), respectively.

According to preliminary estimates of the NBU, in the seven months ended 31 July 2009, volumes of exported goods and services were U.S.$28.3 billion, a decrease of 44.3%, or U.S.$22.5 billion, compared to the seven months ended 31 July 2008. This decrease was attributable both to a decrease in physical volumes due to reduced external demand and reduced prices in the main commodities markets (in particular, average prices for ferrous metals during the seven months ended 31 July 2009 were approximately half the average during the corresponding period of 2008). In the seven months ended 31 July 2009, exports of metallurgy, mineral, chemical industry and machinery products decreased by 62%, 60%, 54.8% and 45.1%, respectively, as compared to the corresponding period in 2008.

In the seven months ended 31 July 2009, volumes of imported goods and services were U.S.$30.0 billion, a decrease by 2 times (or by U.S.$29.8 billion) as compared to the corresponding period of 2008. This significant decrease was largely attributable to a decrease in the volume of machinery imports of U.S.$11.6 billion, or 3.5 times, as compared to the same period in 2008. In addition, as a result of the decrease in oil prices, in the seven months ended 31 July 2009, mineral products import volumes decreased by 1.9 times, or U.S.$6.5 billion, as compared to the corresponding period in 2008, while volumes of imported chemical and metal products decreased by 1.7 times and 2.7 times, respectively.

The NBU expects that, for the full year 2009, volumes of goods exports and imports will decrease by approximately 40% and 50%, respectively, with the main factor in the decline expected to be the decrease of prices in world commodities markets. The NBU expects that, during 2009, the prices of export goods will on average decrease by 31%, mainly due to an estimated decrease of approximately 49% by year end in the export prices for ferrous metals. The NBU also expects that the prices of imported goods will decrease by an average of 18% by year end 2009, with the price of imported oil expected to decrease by approximately 50%, but the average price of imported natural gas is expected to increase by approximately 28%. However, a significant reduction in domestic demand, including due to the weakening of the hryvnia and limitations on lending, is expected to result in even more significant decreases in physical import volumes by year-end 2009. Thus, average physical import volumes are expected to decrease by approximately 38%, while export volumes are expected to decrease only by approximately 13% by year-end 2009. Accordingly, the external goods trade deficit is expected to decrease to U.S.$2.5 billion by year-end 2009 as compared to U.S.$16.9 billion in 2008, while the service trade surplus is expected to remain almost at the 2008 level (with U.S.$2.5 billion forecasted for 2009 as compared to U.S.$2.4 billion recorded in 2008). A decrease in import volumes is expected to result in a corresponding decrease of service imports, such as imports of transport services. The export of services is also expected to decrease, although the impact of this decrease is expected to be offset to a degree, especially in connection with tourism, by the decline in value of the hryvnia.

An open trade regime is being codified in a number of trade agreements. Ukraine applied to join the WTO in 1993. Within the framework on the WTO accession process, between 2005 and 2007, 49 laws were enacted (including, for example, laws relating to customs and excise, standards and compliance assessment, foreign currency settlements, insurance, intellectual property protection and the taxation of agricultural producers) with the intention of significantly reducing or eliminating the differentiation among rates of import duties on agricultural, industrial and consumer goods. On February 5, 2008, Ukraine’s accession package was considered and approved by the WTO General Council and on the same day the President of Ukraine and the Director General of the WTO signed the Protocol of Ukraine’s Accession to the WTO. The law of Ukraine ratifying the Protocol was passed by Parliament on 10 April 2008 and signed by the President on 16 April 2008. On 16 May

2008, upon completion of internal WTO procedures, Ukraine became the 152nd member state of the World Trade Organization. WTO membership is expected to provide better access for Ukraine’s exports to western and other markets.

On 1 February 1996, an Interim Trade Agreement with the EU was signed. The Partnership and Co-operation Agreement, which was signed with the EU in 1994, came into force in 1998 and remains in place to date. In previous years, Ukraine and the EU entered into agreements relating to trade in steel products and trade in textile products providing for special quotas, licensing and other restrictions, which automatically terminated upon Ukraine’s accession to the WTO. Upon the cancellation of the quotas, Ukraine became subject to the EU import surveillance system for steel products, which will remain in effect until 31 December 2009.

As at 21 August 2009, various countries were conducting a total of four anti-dumping investigations and nine special investigations against Ukrainian products. The investigations were primarily conducted in relation to Ukrainian metallurgical products (including pipes, rolled metal and rollers), polyamide technical fibre, confectionary, sugar and other goods. Out of the total of thirteen investigations conducted against Ukrainian goods worldwide, Russia is conducting two anti-dumping investigations in relation to polyamide technical fibre and steel roller, and two special investigations in relation to Ukrainian non-corrosive pipes and mechanical fixtures. Of the remaining anti-dumping investigations, India, Kazakhstan and Kyrgyzstan are conducting two each, while the EU, the Philippines, Canada and Israel are each conducting one investigation. As at 21 August 2009, as a result of previous investigations, there were 28 anti-dumping restrictive measures and two special restrictive measures applied worldwide against Ukrainian products (mainly chemical and metallurgical products), including seven anti-dumping measures imposed by the United States, six anti-dumping measures imposed by the EU and four anti-dumping measures imposed by Mexico. The Russian Federation imposed two special restrictive measures against Ukrainian large-diameter pipes and glass grid, and two anti-dumping restrictive measures against Ukrainian pipes and mechanical fixtures. In addition, as at 21 August 2009, six reviews of previously imposed anti-dumping measures were in progress (including two reviews being conducted by the EU and one review being conducted by each of the United States, Thailand, Mexico and Argentina).

As at 21 August 2009, Ukraine has conducted four investigations, including two anti-dumping investigations against syringes imported from China, Spain, Germany and United Kingdom, and poultry imported from the United States and Brazil; and two special investigations against certain matches and liquid chlorine imported from any country. As at 21 August 2009, as a result of previous investigations, Ukraine applies 16 restrictive measures against imports of various products.

In the past Russia has threatened to apply quantitative restrictions on Ukrainian imports. After protracted negotiations, the Russian government agreed not to impose quantitative restrictions and to apply price-based measures only to the extent necessary to prevent injury to Russian producers. In addition, the general 20% VAT imposed by Russia on Ukrainian imports has been reduced to 18%. See “Political Framework — International Relations — Regional Relationships”.

Tariffs

Tariffs in Ukraine are imposed based on both value and quantity. Ukraine adopted a revised law on tariffs on 5 April 2001, which provides that any changes to import duties or introductions of new import duties may only be enacted by Parliament. On 1 January 2004, a new Customs Code relating to customs procedures in the areas of air, rail and sea transportation came into effect. The Government aims, in the long run, to harmonise its tariffs with those of the EU countries.

In recent years, the customs and tariff policy of Ukraine has been pursued in light of the negotiation process on Ukraine’s accession to the WTO. As a result of these negotiations, the Consolidated Tariff Offer set the aggregate level of tariff protection at 6.28% (the final binding level agreed in connection with accession to the WTO), while the current level of tariff protection in Ukraine amounts to 5.4%. In 2005, as part of the process of negotiating WTO accession, Ukraine enacted three laws significantly reducing or eliminating the differentiation among rates of import duties on agricultural, industrial and consumer goods. In addition, Parliament reduced the export duties on certain oil seeds (flax, sunflower and false flax). In late 2006, Parliament enacted a number of laws providing for improvement of intellectual property protection during goods transfer over Ukraine’s customs border and changes in the laws governing foreign economic activities including setting forth a list of goods, exports and imports of which could be prohibited and a list of measures which Ukraine may undertake in response to discriminatory or non-amicable actions of other states, customs or economic unions against Ukraine. The newly enacted laws also provide for the establishment of a tariff quota on imports of raw cane sugar, reduction of the export duties on live cattle, leather and ferrous and non-ferrous metal scrap, as well as removal of the previously effective ban on exports of, and introduction of new export duties on, alloy and non-ferrous metal scrap and semi-finished products thereof. The majority of these laws became effective upon Ukraine’s accession to the WTO. Thus, Ukraine’s accession to the WTO has resulted in a reduction of tariff rates. However, to offset adverse consequences of this reduction, transition periods have been established for certain sensitive products, including fish and alcoholic beverages. For these products, tariffs will be decreased gradually by 2010 and 2011.

Composition of Trade

Since independence, Ukraine’s trade has been gradually re-oriented towards raw materials. This reorientation reflects in part the quality and quantity of Ukraine’s natural resources, which include large reserves of coal, high-grade iron ore, manganese, titanium and magnesium. These resources have formed the basis for the growth of heavy industry since the late nineteenth century.

In 2006, 2007, 2008 and the six months ended 30 June 2009, ferrous and non-ferrous metals and their products accounted for approximately 42.8%, 42.1%, 41.2%, and 33.7%, respectively, of export value, and the combined trade surplus on these items was U.S.$13.1 billion, U.S.$16.0 billion, U.S.$21.2 billion and U.S.$4.7 billion, respectively. Chemicals and agricultural products accounted for a further 23.2%, 23.0%, 25.2% and 31.9% of exports in 2006, 2007, 2008 and the six months ended 30 June 2009, respectively. The increased exports of agricultural and food processing products in 2006, 2007 and 2008 were due to a productive harvest of the traditionally exported agricultural products and increased demand for such products in their respective markets. The decrease in the exports of agricultural and food processing products in the six months ended 30 June 2009 was due to a decrease in global demand for such products. In 2006, 2007 and 2008, an increase in the export value of ferrous and nonferrous metals, as well as of chemical products, was due to an improvement of external market conditions in comparison with the beginning of the year, including an increase in world prices for ferrous metals and chemical products, respectively. The decrease in the export value of ferrous and nonferrous metals, as well as of chemical products in the six months ended 30 June 2009 was due to a deterioration in the market conditions generally and decreased world prices for such products.

Strong concentration was also evident on the import side, where the largest items in 2006, 2007, 2008 and the six months ended 30 June 2009 were fuel and energy products (representing 28.2%, 26.3%, 26.7% and 33.1% of imports, respectively) and machinery and equipment (representing 17.5%, 17.5%, 15.6% and 12.7% of imports, respectively). The figures relating to imports of fuel and energy products reflect the energy intensity of the Ukrainian economy, resulting in a deficit in energy trade of approximately U.S.$10.2 billion in 2006, U.S.$13.3 billion in 2007, U.S.$18.4 billion in 2008 and U.S.$5.5 billion in the six months ended 30 June 2009. Increased import volumes of gas and coal and increased gas and oil prices produced higher total imports in 2006, 2007 and 2008. Suspension of operation of several oil refinery plants in 2006, 2007, 2008 and in the six months ended 30 June 2009 resulted in a decrease in oil-refinery volumes and reduction in export volumes of oil-refinery products. Since July 2005, there have been practically no export supplies of natural gas. The significant changes in the terms of energy resources trade in early 2007, early 2008 and early 2009 were the main reason for the deficit in trade of goods and services in 2008 and the six months ended 30 June 2009.

Increased import volumes of gas and coal and increased gas and oil prices in 2006, 2007 and 2008 also increased the demand for foreign-produced machinery. In 2007, the volume of machinery exports increased by 49.5% as compared to 2006, contributing to a recovery in the economy in that year. In 2008, the volume of machinery exports increased by 27.4% as compared to 2007 and in the six months ended 30 June 2009, the volume of machinery exports decreased by 31.9% as compared to the same period in 2008.

Energy-intensive production was encouraged in the Soviet economy by the artificially low price of energy resources and by an incentive system that encouraged the wasteful use of economic inputs. Depletion of domestic energy resources (especially coal) and the orientation of much of industry towards the use of natural gas (another legacy from the Soviet period) have made Ukraine increasingly dependent on imported energy, although some products are imported for the purpose of re-export. The Government is trying to mitigate this situation by reorienting Ukraine’s energy needs towards locally available sources and away from costly imported gas.

The following table sets out exports from Ukraine by major commodity group and as a percentage of total exports for the periods shown:

	Year ended 31 December						Six months ended 30 June
	2006		2007		2008(2)		2008(3)		2009(3)
	(in U.S.$ millions and %)(1)
Fuel and Energy Products	2,553.4	6.7	2,630.2	5.3	4,109.2	6.1	2,019.4	6.2	737.7	4.3
Machinery and Equipment	3,328.5	8.7	4,977.1	10.1	6,341.1	9.5	3,052.0	9.4	2,077.0	12.0
Wood and Paper Products	1,199.2	3.1	1,595.2	3.2	1,675.6	2.5	883.1	2.7	677.3	3.9
Chemical Related Products	4,190.5	10.9	5,047.5	10.2	6,043.0	9.0	3,163.4	9.7	1,377.6	7.9
Agriculture Products	4,712.6	12.3	6,287.0	12.8	10,824.7	16.2	3,870.8	11.8	4,155.0	24.0
Ferrous Metals and their Products	15,419.0	40.2	19,645.6	39.9	26,487.7	39.6	14,048.2	43.1	5,577.9	32.1
Non-Ferrous Metals and their Products	1,007.3	2.6	1,131.0	2.2	1,106.4	1.6	578.7	1.8	264.1	1.5
Mineral Products	1,318.2	3.4	1,645.1	3.4	2,936.8	4.4	1,302.6	4.0	720.3	4.2
Textiles	1,045.5	2.7	1,393.4	2.0	1,162.7	1.8	602.2	1.9	395.9	2.3
Other	3,593.8	9.4	4,943.9	10.1	6,267.2	9.4	3,067.3	9.4	1,347.2	7.8

Total	38,368.0	100.0	49,296.0	100.0	66,954.4	100.0	32,587.6	100.0	17,330.0	100.0

Note:

(1)	Percentages may not add up to 100.0 because of rounding.

Source: State Committee of Statistics; International Trade Bulletin

The following table sets out imports to Ukraine by major commodity group and as a percentage of total imports for the periods shown:

	Year ended 31 December						Six months ended 30 June
	2006		2007		2008(2)		2008(3)		2009(3)
	(in U.S.$ millions and %)(1)
Fuel and Energy Products.	12,711.6	28.2	15,923.0	26.3	22,832.0	26.7	11,895.0	28.0	6,540.88	33.1
Machinery and Equipment	7,877.7	17.5	10,578.6	17.5	13,379.8	15.6	6,435.5	15.2	2,504.2	12.7
Wood and Paper Products	1,438.3	3.2	1,897.6	3.1	2,381.0	2.7	1,164.0	2.7	688.1	3.5
Chemical Related Products	6,416.1	14.2	8,730.1	14.4	11,435.7	13.3	5,498.1	13.0	3,349.8	17.0
Agriculture Products	3,166.2	7.0	4,111.5	6.8	6,456.6	7.5	2,930.0	6.9	2,280.0	11.5
Ferrous Metals and their Products	2,217.2	4.9	3,257.3	5.4	4,732.4	5.6	2,265.0	5.3	736.00	3.7
Non-Ferrous Metals and their Products	1,110.2	2.5	1,485.8	2.4	1,657.7	2.0	828.9	2.0	401.0	2.0
Mineral Products	794.5	1.8	1,296.2	2.1	2,609.3	3.0	1,276.8	3.0	435.7	2.2
Textiles	1,635.1	3.6	1,704.9	2.8	2,630.3	3.1	1,286.3	3.0	792.1	4.0
Other	7,671.7	17.0	11,633.0	19.2	17,420.5	20.5	8,844.6	20.9	2,046.0	10.3

Total	45,038.6	100.0	60,618.0	100.0	85,535.3	100.0	42,242.2	100.0	19,773.7	100.0

Note:

(1)	Percentages may not add up to 100.0 because of rounding.

Source: State Committee of Statistics; International Trade Bulletin

Direction of Trade

The structure of Ukraine’s trade with the CIS is determined by its need to import a large proportion of its energy requirements, especially from Russia (with which Ukraine runs large trade deficits) or from countries that transport energy exports through Russia. The need to import large quantities of energy products explains the fact that the CIS countries remain the main suppliers of Ukraine’s imports, accounting for 44.8% of total imports in 2006, 42.2% in 2007, 39.2% in 2008 and 43.8% in the six months ended 30 June 2009. Of this amount, imports from Russia alone accounted for 30.6% in 2006, 27.8% in 2007, 22.7% in 2008 and 21.5% in the six months ended 30 June 2009.

The CIS countries also remain Ukraine’s main export destinations, accounting for 33.0% of Ukraine’s exports in 2006, 37.8% in 2007, 35.6% in 2008 and 34.7% for the six months ended 30 June 2009, of which exports to Russia accounted for 22.5% of total exports of goods in 2006, 25.7% in 2007, 23.5% in 2008 and 20.0% for the six months ended 30 June 2009. A large share of Ukraine’s receipts for services export comprises transit charges for oil, gas, ammonia and electricity from Russia, which made up approximately 29.5% of total services exports in 2006, 22.1% in 2007, 18.5% in 2008 and 19.1% in the six months ended 30 June 2009. Exports of goods to Russia increased by 15.5% in 2006, by 46.4% in 2007, by 24.2% in 2008 and decreased by 56.0% in the six months ended 30 June 2009 as compared to the corresponding period in 2008. The significant decrease of goods exports to Russia in the six months ended 30 June 2009 was primarily caused by reductions in exports of machinery by 2.5 times, metallurgical products by 2.9 times and agricultural and food products by 1.7 times, respectively, each as compared to the corresponding period in 2008.

Exports of goods to Asia decreased by 2.9% in 2006, increased by 27.3% in 2007, increased by 47.1% in 2008 and decreased by 28.6% in the six months ended 30 June 2009 as compared to the corresponding period in 2008. Exports of goods to the EU increased by 18.1% in 2006, 15.1% in 2007 and 30.3% in 2008, and decreased by 2.2 times in the six months ended 30 June 2009, respectively. The reduction of exports to the EU in the six months ended 30 June 2009 was primarily attributable to reductions in exports of ferrous metals and their products by 3.4 times, mineral products by 3.1 times and chemical products by 2.6 times, respectively, each as compared to the corresponding period of 2008. Exports of goods to Africa decreased by 0.8% in 2006, increased by 17.6% in 2007 and by 39.8% in 2008 and decreased by 32.9% in the six months ended 30 June 2009 as compared to the same period in 2008.

Ukraine had free trade agreements with several of the 10 countries that acceded to the EU on 1 May 2004. Upon joining the EU, these countries were required to discontinue their free trade relationships with Ukraine. In 2005, the EU and Ukraine signed an agreement on trade in certain steel products and amended a bilateral agreement on trade in textile products. In June 2007, the European Commission and Ukraine signed a new Bilateral Steel Agreement. See “External Sector — International Trade”. Both the bilateral Steel Agreement and the agreement on trade in textile products terminated upon Ukraine’s accession to the WTO. Exports of goods to the EU increased by 18.1% in 2006, by 15.1% in 2007 and by 30.3% in 2008 but decreased by 54.0% in the six months ended 30 June 2009, respectively. In 2006, the EU became Ukraine’s largest trading partner, a trend that continued in 2007 and 2008. In 2008, exports of goods and services from Ukraine to the EU amounted to U.S.$22.2 billion, and imports of goods and services to Ukraine from the EU amounted to U.S.$32.7 billion, or a 31.4% and 31.8% increase compared to 2007, respectively. In the six months ended 30 June 2009, the EU remained one of the major external trade partners of Ukraine accounting for a 30.6% share in Ukraine’s external trade turnover, with exports of goods and services from Ukraine amounting to U.S.$5.4 billion, or a 49.0% decrease compared to the same period for 2008, and imports of goods and services to Ukraine amounting to U.S.$8.0 billion, or a 49.0% decrease compared to the same period for 2008. In the six months ended 30 June 2009, the bilateral trade in goods and services had a U.S.$471.7 million deficit. The significant decrease of exports to the EU in the six months ended 30 June 2009 was primarily caused by the global financial downturn and reduced demand. Trade between Ukraine and the EU consists largely of exports of Ukrainian raw materials, semi-finished products and agricultural products and imports by Ukraine of machinery and vehicles from the EU. The main trading partners of Ukraine within the EU are Germany, Italy and Poland.

In 2006 and 2007, the consolidated trade deficit for goods increased to U.S.$6.7 billion and U.S.$11.3 billion, respectively, and in 2008, the consolidated trade deficit for goods increased to U.S.$18.6 billion. In the six months ended 30 June 2009, the consolidated trade balance for goods had a deficit totalling U.S.$2.4 billion as compared to a deficit of U.S.$9.8 billion for the same period in 2008. The deterioration of the consolidated balance of trade in goods during 2007 and 2008 was due to an excess of the import growth rates over export growth rates caused by the deterioration of trade conditions and a decrease in world demand. The reduction in deficit of the consolidated trade balance for goods in the six months ended 30 June 2009 was primarily due to a decline in volumes of imported goods resulting from reduced domestic demand. See “External sector – International trade”.

In 2006, 2007 and 2008, the consolidated balance of trade in goods and services had a deficit totalling U.S.$2.9 billion, U.S.$7.3 and U.S.$13.3 billion, respectively. In the six months ended 30 June 2009, the consolidated deficit of trade in goods and services amounted to U.S.$0.5 billion as compared to the deficit of U.S.$7.1 billion for the same period in 2008. The deterioration of the consolidated balance of trade in goods and services during 2007 and 2008 was a result of several factors, including the substantial share of energy imports in total imports and significant energy price increases as well as the low pace of production re-equipment and an increased need to implement energy-saving technologies in the machinery manufacturing, metallurgy and chemical industries, requiring growth of inward investment. These factors also included increased demand for imported consumer goods, reduction of customs tariffs and liberalisation of access of goods to Ukraine’s domestic market, aimed at the reduction of smuggling. The reduction in deficit of the consolidated trade balance for goods and services in the six months ended 30 June 2009 was largely due to a decline in volumes of imported goods resulting from reduced domestic demand as well a related decrease in services imports. See “External sector – International trade”.

The following table sets out exports of goods by country of destination for the periods shown:

	Year ended 31 December						Six months ended 30 June
	2006		2007		2008(2)		2008(3)		2009(3)
	(in U.S.$ millions and %)(1)
China	544.7	1.4	431.7	0.9	431.7	0.9	327.6	1.0	814.8	4.7
Germany	1,283.8	3.3	1,644.5	3.3	1,837.1	2.7	969.6	3.0	507.0	2.9
Turkey	2,390.0	6.2	3,645.3	7.4	4,633.3	6.9	2,505.6	7.7	955.4	5.5
United States	1,208.8	3.1	1,058.1	2.1	1,949.1	2.9	927.1	2.8	74.8	0.4
Italy	2,503.4	6.5	2,675.1	5.4	2,911.7	4.3	1,434.3	4.4	526.8	3.0
Poland	1,344.5	3.5	1,636.9	3.3	2,338.3	3.5	1,122.6	3.4	464.6	2.7
Hungary	946.1	2.5	1,235.1	2.5	1,367.1	2.0	721.3	2.2	313.8	1.8
Thailand	64.7	0.2	104.6	0.2	270.2	0.4	201.2	0.6	123.2	0.7
Slovak Republic	549.6	1.4	645.2	1.3	910.2	1.4	442.4	1.4	228.9	1.3
Syria	602.2	1.6	846.9	1.7	1,037.3	1.5	532.2	1.6	374.5	2.2
Lebanon	104.8	0.3	136.2	0.3	339.9	0.5	106.7	0.3	301.5	1.7
Czech Republic	341.6	0.9	429.0	0.9	670.8	1.0	313.8	1.0	126.3	0.7
Netherlands	708.1	1.8	765.7	1.6	1,117.9	1.7	368.1	1.1	208.1	1.2
Greece	120.1	0.3	221.0	0.4	339.4	0.5	235.5	0.7	46.8	0.3
Spain	445.1	1.2	557.4	1.1	870.0	1.3	288.4	0.9	302.3	1.7
Lithuania	278.3	0.7	363.3	0.7	432.3	0.6	231.6	0.7	72.8	0.4
Latvia	286.1	0.7	258.6	0.5	280.5	0.4	138.7	0.4	80.2	0.5
CIS	12,663.5	33.0	18,614.6	37.8	23,809.4	35.6	11,646.0	35.7	6,014.0	34.7
Russian Federation	8,650.7	22.5	12,668.3	25.7	15,735.6	23.5	7,885.1	24.2	3,467.9	20.0

	Year ended 31 December						Six months ended 30 June
	2006		2007		2008(2)		2008(3)		2009(3)
	(in U.S.$ millions and %)(1)
Moldova	671.1	1.7	911.3	1.8	1,172.0	1.8	514.8	1.6	304.6	1.8
Kazakhstan	826.3	2.2	1,433.5	2.9	1,832.6	2.7	816.9	2.5	785.6	4.5
Belarus	1,222.7	3.2	1,561.5	3.2	2,105.6	3.1	1,055.7	3.2	546.9	3.2
Turkmenistan	132.8	0.3	196.7	0.4	376.9	0.6	125.7	0.4	155.2	0.9
Azerbaijan	422.0	1.1	631.1	1.3	910.5	1.4	455.2	1.4	250.0	1.4
Uzbekistan	210.6	0.5	346.9	0.7	595.3	0.9	208.0	0.6	203.3	1.2
Other CIS states	527.3	1.4	865.7	1.8	1,080.9	1.6	584.6	1.8	300.5	1.7
Other	11,982.3	31.2	14,027.0	28.5	21,292.4	31.8	10,076.9	30.9	5,794.3	33.4

Total	38,368.0	100.0	49,296.1	100	66954.4	100.0	32,587.6	100.0	17,330.0	100.0

Note:

(1)	Percentages may not add up to 100.0 because of rounding.

Source: State Committee of Statistics

The following table set out imports of goods by country of origin for the periods shown:

	Year ended 31 December						Six months ended 30 June
	2006		2007		2008(2)		2008(3)		2009(3)
	(in U.S.$ millions and %)(1)

Germany	4,268.3	9.5	5,830.0	9.6	7,165.3	8.4	3,473.9	8.2	1,682.7	8.5

United States	879.1	2.0	1,404.5	2.3	2,808.2	3.3	1,183.9	2.8	634.8	3.2

Poland	2,109.2	4.7	2,920.5	4.8	4,280.3	5.0	2,177.9	5.1	968.3	4.9

Italy	1,467.4	3.3	1,788.7	3.0	2,432.1	2.8	1,120.0	2.6	507.7	2.6

France	989.8	2.2	1,330.0	2.2	1,682.5	2.0	829.5	2.0	426.2	2.2

Czech Republic	825.1	1.8	1,154.6	1.9	1,376.0	1.6	629.3	1.5	223.8	1.1

Slovak Republic	382.8	0.8	523.5	0.9	742.5	0.9	410.5	1.0	131.3	0.7

Hungary	802.2	1.8	1,240.9	2.0	1,282.7	1.5	673.2	1.6	257.7	1.3

United Kingdom	620.6	1.4	886.4	1.5	1,375.8	1.6	606.3	1.4	301.7	1.5

Netherlands	641.2	1.4	881.0	1.5	1,283.7	1.5	626.8	1.5	323.6	1.6

Austria	547.2	1.2	800.4	1.3	1,031.2	1.2	509.8	1.2	277.0	1.4

Turkey	769.2	1.7	972.1	1.6	1,950.1	2.3	930.1	2.2	423.0	2.1

Japan	848.7	1.9	1,406.6	2.3	2,795.8	3.3	1,229.2	2.9	271.9	1.4

	Year ended 31 December						Six months ended 30 June
	2006		2007		2008(2)		2008(3)		2009(3)
	(in U.S.$ millions and %)(1)

Switzerland	283.2	0.6	429.8	0.7	1,171.6	1.4	625.1	1.5	220.3	1.1

China	2,310.4	5.1	3,307.1	5.5	5,601.5	6.5	2,543.1	6.0	1,096.5	5.5

Lithuania	297.4	0.7	380.4	0.6	723.9	0.8	324.0	0.8	166.1	0.8

Latvia	90.6	0.2	118.6	0.2	113.1	0.1	59.9	0.1	55.6	0.3

CIS	20,184.6	44.8	25,569.5	42.2	33,569.4	39.2	17,637.9	41.6	8,665.3	43.8

Russian Federation	13,787.0	30.6	16,838.0	27.8	19,414.2	22.7	10,273.9	24.2	4,257.1	21.5

Turkmenistan	3,492.0	7.8	4,707.4	7.8	5,631.7	6.6	3,286.8	7.7	697.6	3.5

Belarus	1,255.2	2.8	1,445.4	2.4	2,809.6	3.3	1,467.3	3.5	642.3	3.2

Kazakhstan	965.7	2.1	1,686.6	2.8	3,118.9	3.6	1,590.5	3.7	1,374.0	6.9

Uzbekistan	418.0	0.9	546.0	0.9	2,118.3	2.5	818.4	1.9	1,603.8	8.1

Moldova	122.4	0.3	168.2	0.3	169.6	0.2	82.3	0.2	24.0	0.1

Other CIS states	144.3	0.3	177.7	1.1	307.1	0.4	118.7	0.3	66.5	0.3

Other	6,721.5	14.9	9,612.9	16.0	14,149.6	16.5	6,833.8	16.1	3,140.4	15.9

Total	45,038.6	100.0	60,618.0	100.0	85,535.3	100.0	42,424.2	100.0	19,773.7	100.0

Note:

(1)	Percentages may not add up to 100.0 because of rounding.

Source: State Committee of Statistics

Foreign Investment

As a result of a significant shortage of internal financial resources, Ukraine has sought to attract foreign investment as an important contributor to economic growth and structural reform. However, the pace and amount of foreign direct investment (“FDI”) in Ukraine has been adversely affected by overly complex and inconsistent legislation and non-transparent procedures, including in the areas of privatisation, Government intervention and taxation, and by perceived corruption. Nevertheless, the amount of FDI has been increasing in recent years. Cumulative FDI increased by 27.9% in 2006 as compared to 2005, by 36.5% in 2007 as compared to 2006, by 20.9% in 2008 as compared to 2007 and by 6.6% in the six months ended 30 June 2009 as compared to 1 January 2009.

Foreign currency FDI was approximately U.S.$823.9 per capita as of 1 July 2009. The principal forms of FDI are monetary contributions (which were U.S.$8,440.9 million in 2008, 28.6% of the total as of the beginning of the year, and U.S.$2,313.8 million in the six months ended 30 June 2009, 6.5% of the total) and investments in personal and real property (which were U.S.$688.0 million in 2008, 2.3% of the total, and U.S.$208.0 million in the six months ended 30 June 2009, 0.6% of the total). Investments made in Ukraine to date have primarily been in the fields of industry, financial sector, real estate, rent, engineering and rendering of services for entrepreneurs, trade and repair of cars and household goods. In the six months ended 30 June 2009, foreign direct investment in the financial and banking sector accounted for the largest share of the growth in investment over the same period, such share amounting to 36.5%.

The following table shows the breakdown of FDI for the periods indicated:

	FDI (cumulative total)(1)	FDI for the relevant period
	(in U.S.$ millions)
2006	21,607.3	4,717.3
2007	29,542.7	7,935.4
Six months ended 30 June 2008	36,450.9	6,908.2
2008	35,607.1	6,064.4
Six months ended 30 June 2009	37,965.7	2,358.6

Note:

(1)	FDI (cumulative total) measures the volume of FDI starting from 1991.

Source: State Committee of Statistics

The following table shows the breakdown of cumulative FDI by country of origin for the periods indicated:

	Year ended 31 December						Six months ended 30 June
	2006		2007		2008		2008		2009
	(U.S.$ million)	Share (% of total)	(U.S.$ million)	Share (% of total)	(U.S.$ million)	Share (% of total)	(U.S.$ million)	Share (% of total)	(U.S.$ million)	Share (% of total)
USA	1,396.8	6.5	1,430.1	4.8	1,464.6	4.1	1,455.7	4.0	1,369.2	3.6
Cyprus	3,187.5	14.8	5,946.4	20.1	7,677.2	21.6	8,306.2	22.8	8,063.7	21.2
Russian Federation	1,002.1	4.6	1,462.2	5.0	1,848.0	5.2	2,106.3	5.8	2,125.1	5.6
UK	1,563.4	7.2	1,975.5	6.7	2,248.9	6.3	2,248.6	6.2	2,330.0	6.1
Netherlands	1,533.8	7.1	2,508.8	8.5	3,155.4	8.9	3,127.1	8.6	3,717.1	9.8
Germany	5,578.1	25.8	5,918.3	20.0	6,393.0	17.9	6,757.2	18.5	6,530.9	17.2
Austria	1,633.8	7.6	2,067.4	7.0	2,443.8	6.8	2,411.1	6.6	2,490.0	6.6
Other(1)	5,711.8	26.4	8,233.8	27.9	10,376.2	29.2	10,038.7	27.5	11,339.7	29.9

Total(2)	21,607.3	100.0	29,542.7	100.0	35,607.1	100.0	36,450.9	100.0	37,965.7	100.0

Notes:

(1)	Includes countries whose cumulative FDI contribution did not exceed 5.0% of the total.
(2)	Totals may not add up due to rounding.

Source: State Committee of Statistics

As at 1 January 2006, 1 January 2007, 1 January 2008, 1 January 2009 and 1 July 2009, cumulative foreign investment (including foreign interests in privatisations) reached U.S.$16.9 billion, U.S.$21.6 billion, U.S.$29.5 billion, U.S.$35.6 billion and U.S.$38.0 billion, respectively. A U.S.$2,358.6 million increase in cumulative foreign investment was recorded in the six months ended 30 June 2009, which is approximately 65.9% less than the increase recorded in the same period of 2008. This deceleration of cumulative foreign investment growth is largely attributable to the global financial downturn.

In 2006, Germany and in 2007 and 2008, Cyprus, respectively, were the largest contributors of FDI to Ukraine. As at 1 July 2009, German investments into Ukraine amounted to U.S.$6,530.9 million, while Cypriot investments into Ukraine amounted to U.S.$8,063.7 million, constituting 17.2% and 21.2% of the total volume of investments, respectively. The Netherlands, Austria, the United Kingdom, the Russian Federation and the United States continue to be among the most important sources of FDI. Cypriot FDI is believed to consist primarily of “off-shore” investment originating in Russia or other CIS countries that is structured through Cyprus for tax reasons.

The following table sets out cumulative FDI by sector for the periods indicated:

	Year ended 31 December						Six months ended 30 June
	2006		2007		2008		2008		2009
	(U.S.$ million)	Share (% of total)	(U.S.$ million)	Share (% of total)	(U.S.$ million)	Share (% of total)	(U.S.$ million)	Share (% of total)	(U.S.$ million)	Share (% of total)
Food Industry	1,272.0	5.9	1,561.2	5.3	1,686.0	4.7	1,756.4	4.8	1,792.1	4.7
Domestic Trade	2,321.5	10.7	2,610.3	8.8	3,104.4	8.7	3,004.3	8.3	3,176.5	8.4
Finance/Insurance	2,516.1	11.6	4,869.1	16.5	7,154.7	20.1	6,917.3	19.0	8,015.7	21.1
Machinery manufacturing	965.9	4.5	1,013.1	3.4	1,017.4	2.9	1,107.6	3.0	1,051.7	2.8
Fuel Industry	200.2	0.9	319.6	1.1	330.2	0.9	388.3	1.1	331.8	0.9
Transport	980.3	4.5	1,274.4	4.3	1,411.2	4.0	1,387.7	3.8	1,442.6	3.8
Chemical Industry	656.9	3.0	840.8	2.8	689.1	1.9	945.2	2.6	758.3	2.0
Real estate activities	1,768.6	8.2	2,669.3	9.0	3,613.8	10.2	3,612.3	9.9	4,068.7	10.7
Metallurgy	1,440.5	6.7	1,596.7	5.4	1,356.3	3.8	1,672.8	4.6	1,406.0	3.7
Other	9,480.6	44.0	12,788.2	43.4	15,244.0	42.8	15,659.0	42.9	15,922.3	41.9

Total(1)	21,607.3	100.0	29,542.7	100.0	35,607.1	100.0	36,450.9	100.0	37,965.7	100.0

Note:

(1)	Totals may not add up due to rounding.

Source: State Committee of Statistics

Foreign investors are treated equally with domestic investors and, in most circumstances, are permitted to conduct business on the same terms as domestic business enterprises. In addition, with the exception of excisable goods, capital assets imported into Ukraine as a contribution to the charter fund of a Ukrainian legal entity by a foreign investor are exempt from VAT and customs duties on imports. A law that became effective on 9 January 2002 removed earlier tax privileges for enterprises with foreign investment but did not affect the exemption from VAT and customs duties described above. The law was passed with the objective of eliminating the evasion of taxes and charges by certain enterprises established with the participation of foreign investors, but could affect every enterprise with foreign investment.

Foreigners are permitted to own up to 100% of a Ukrainian company, subject to foreign ownership restrictions in certain industry sectors such as publishing, television and radio broadcasting and news agency services. The hryvnia is not yet freely exchangeable, and a withholding tax of 15% may be applied to profit repatriation, subject to the provisions of treaties on the avoidance of double taxation, which can reduce or eliminate this tax.

PUBLIC FINANCE AND FISCAL POLICY

Upon independence, Ukraine was confronted with a number of challenges to its fiscal policy. A new fiscal structure had to be built, the tax system had to be redesigned in a market-oriented manner and the disruptions caused by the split from the Soviet Union led to new demands on the budget. In the early post-independence years expansionary fiscal policies were sometimes regarded as a useful tool to shelter the economy from adjustment shocks. Consequently, Ukraine’s fiscal deficits increased rapidly in the first years following independence.

The deficits were financed from 1991 to 1995 predominantly by loans from the NBU and by accumulating arrears on energy imports from Russia and Turkmenistan. Only a relatively small part of the budget deficit was financed by foreign official loans and grants due to disagreements with Western donors over nuclear safety and disarmament. The Government’s attempts to protect the economy from the impact of the separation from the Soviet Union through subsidies and social transfer payments meant that the percentage of GDP represented by budget expenditures remained at approximately 53% from 1992 to 1994 (even according to the official expenditure figures, which are probably understated) and the share of subsidies in budget expenditures rose from 14% in 1992 to 21% in 1994.

With the emergence of a domestic treasury bill market in March 1995, the Government continued to finance the deficit in part through the domestic debt markets. However, the domestic treasury bill market was characterised by short maturities and high real interest rates (which were necessary to protect the Ukrainian currency from devaluation). As a result, Ukraine increasingly relied upon external sources of funding to cover budget deficits, including official creditors, multilateral organisations and commercial debt. This resulted in a sharp rise in the aggregate external debt of Ukraine from 1994 to 1998. The lack of substantial progress in implementing needed structural reforms in the economy (including improved revenue collection), combined with the fall-out from the Russian and Asian economic crises of 1998/1999, made it increasingly difficult from mid-1998 for Ukraine to refinance its external obligations except on highly disadvantageous terms. During this period, loans from international organisations such as the IMF and the World Bank and from the EU were the only substantial new source of external financing for Ukraine. See “Public Debt — External Public Debt”. See also “Risk Factors — Risk Factors Relating to Ukraine — Failure by certain external sources to provide financing could affect Ukraine’s ability to meet financing expectations in its budget and to make payments on the Notes.”

The Government also used various payment arrears as a means of helping finance the budget deficit. The consolidated budget-related arrears amounted to UAH 927 million at year-end 1999, increasing to UAH 1,414.8 million as at 1 July 2009.

The Budget Process

Pursuant to the Constitution, each year, following review by the Cabinet of Ministers, a proposed State Budget is to be submitted to Parliament by 15 September. The deadline for approval of the State Budget Law by Parliament is 1 December. No penalties apply if this deadline is not met, and the review period resumes. However, if the State Budget Law is not adopted by 1 January, certain borrowing restrictions apply.

The 2006 State Budget Law initially contemplated revenues of UAH 124.9 billion, expenditures of UAH 137.1 billion, privatisation receipts of UAH 2.1 billion and a budget deficit of UAH 12.9 billion (or 2.5% of GDP) for 2006. Basic assumptions underlying the 2006 State Budget included a nominal GDP of UAH 512.5 billion, real GDP growth of 7%, annual consumer price inflation of 8.7%, wholesale price inflation of 11.8% and an average annual exchange rate of UAH 5.05 = U.S.$1.00 for 2006. Pursuant to amendments to the 2006 State Budget Law enacted on 23 February 2006 and 14 March 2006, budgeted revenues were increased to UAH 125.8 billion, budgeted expenditures were increased to UAH 138.3 billion, and the budget deficit was increased to UAH 13.3 billion (or 2.6% of GDP) for 2006. Pursuant to amendments to the 2006 State Budget Law with effect from 25 November 2006, total budgeted revenues were increased to UAH 127.5 billion from UAH 125.8 billion, and total budgeted expenditures were increased to UAH 140.2 billion from UAH 138.3 billion.

The 2007 State Budget Law initially contemplated revenues of UAH 147.9 billion, expenditures of UAH 161.8 billion, privatisation receipts of UAH 10.6 billion and a budget deficit of UAH 15.7 billion (or 2.6% of GDP)

for 2007. Basic assumptions underlying the 2007 State Budget included a real GDP growth rate of 6.5%, nominal GDP of UAH 594.1 billion (further increased to UAH 636.6 billion), annual consumer price inflation of 7.5%, wholesale price inflation of 14.4% and an average annual exchange rate of UAH 5.1 per U.S. dollar. Pursuant to an amendment to the 2007 State Budget Law enacted on 15 March 2007, budgeted revenues were increased to UAH 152.5 billion and budgeted expenditures were increased to UAH 169.4 billion with a budget deficit at the level of UAH 15.7 billion (or 2.5% of GDP). Pursuant to an amendment to the 2007 State Budget Law, which came into effect on 30 May 2007, budgeted revenues were increased to UAH 156.4 billion and budgeted expenditures were increased to UAH 173.4 billion, with a budget deficit of UAH 15.7 billion. Pursuant to an amendment to the 2007 State Budget Law which was passed by Parliament on 1 June 2007, budgeted revenues were increased to UAH 157.3 billion and budgeted expenditures were increased to UAH 174.6 billion with a budget deficit of UAH 15.7 billion. According to the 2007 State Budget Law, the Cabinet of Ministers directed an additional UAH 3.0 billion from the disposable balance of State Budget funds to finance the general fund of the State Budget in 2007.

In March 2007, the Budget Declaration for 2008 was adopted, setting forth the basic parameters of budget policy for 2008 as well as specific tasks and objectives for further social and economic development. The Declaration provided for the improvement of allocation of inter-budgetary transfers. It also called for the concentration of capital expenditures for implementation of investment projects (for instance, it contemplated allocating at least 10% of privatisation proceeds to financial support of investment projects of strategic importance). Furthermore, the Declaration expanded the budget powers of the local executive authorities and local self-government bodies. Under the Declaration, the Government planned to further decentralise financial resources by granting subventions from the State Budget to local budgets and increasing the share of the general fund of the local budgets in the general fund of the consolidated budget. For the purposes of implementing budget policy for 2008 a number of important regulations have been adopted, including the Concept of Local Budget Reform and the Strategy for Modernisation of the State Finance Management System.

The 2008 State Budget Law initially contemplated revenues of UAH 215.4 billion, expenditures of UAH 232.4 billion, privatisation receipts of UAH 8.9 billion and a budget deficit of UAH 18.8 billion (or 2.1% of GDP) for 2008. Basic assumptions underlying the 2008 State Budget initially included a real GDP growth rate of 6.8%, nominal GDP of UAH 889.4 billion, annual consumer price inflation of 9.6%, wholesale price inflation of 15.5% and an average annual exchange rate of UAH 4.95 to 5.25 = U.S.$1.00. In July 2008, the 2008 State Budget Law was amended, with revised underlying basic assumptions including a real GDP growth rate of 6.8%, nominal GDP of UAH 959.2 million, consumer price inflation of 15.9%, wholesale price inflation of 31.2% and an average annual exchange rate of UAH 4.95 to 5.25 = U.S.$1.00. Budgeted revenues and expenditures were revised several times in 2008, and pursuant to the last amendment to the 2008 State Budget Law enacted on 12 December 2008, budgeted revenues were increased to UAH 231.9 billion and budgeted expenditures were increased to UAH 253.2 billion with a budget deficit at the level of UAH 25.0 billion (or 2.6% of GDP). The 2008 State Budget priorities included wage increases for public sector employees and military personnel, pension, scholarships and other social benefit increases, reimbursement of lost savings to citizens, implementation of measures relating to the preparation and hosting of the Euro-2012 Championship, financial support for Naftogas, as well as development of rural localities, road and transport sector and the aircraft industry.

In March 2008, the Budget Declaration for 2009 was adopted, setting forth the basic parameters of budget policy for 2009, as well as specific tasks and objectives for further social and economic development. The Declaration established that the targets for 2009 would include a ratio of total State debt (including guaranteed debt) to GDP at a level not higher than in 2008; and a budget deficit of not more than 2% of GDP. The Declaration allows an increase of borrowings in the amount of up to 1% of GDP to be used to finance expenditure for the preparation and hosting of the Euro-2012 Championship. The Declaration sets forth the following priorities of budget policy for 2009: (i) establishing a minimum monthly wage at the subsistence level; (ii) targeting budget capital expenditures at development of information, communication, transport and municipal infrastructure; (iii) gradual decrease of the tax burden; (iv) expansion of the tax base and improvement of the tax administration system; (v) elaboration of the budget based on the harmonisation of the Ukrainian tax legislation with that of the EU; and (vi) strengthening of the local budgets’ revenue bases and creating incentives for local authorities for an expansion thereof.

The 2009 State Budget Law initially contemplated revenues of UAH 238.9 billion, expenditures of UAH 267.3 billion, privatisation receipts of UAH 8.5 billion and a budget deficit of UAH 31.1 billion (or 3.0% of GDP) for 2009. Pursuant to an amendment to the 2009 State Budget Law enacted on 23 June 2009, budgeted revenues were increased to UAH 239.2 billion and budgeted expenditures were increased to UAH 267.8 billion with the budget deficit unchanged at UAH 31.1 billion. Basic assumptions underlying the 2009 State Budget include a real GDP growth rate of 0.4%, nominal GDP of UAH 1,046.5 billion, annual consumer price inflation of 9.5%, wholesale price inflation of 12.0% and an average annual exchange rate of UAH 7.5 = U.S.$1.00. The 2009 State Budget priorities include wage increases for public sector employees and military personnel, pension, scholarships and other social benefit increases, reimbursement of lost savings to citizens, implementation of measures relating to the preparation and hosting of the Euro-2012 Championship, financial support for Naftogas, as well as development of rural localities, road and transport sector and the aircraft industry.

Based on trends as of 1 September 2009 and absent possible positive developments before year end, the Government believes that actual revenues accruing to the general fund of the State Budget may fall short of the amount budgeted in the most recent plan for 2009 by up to approximately UAH 30.0 billion. Of that amount, approximately UAH 20 billion would reflect decreased VAT collections, while approximately UAH 10 billion would result from corporate income tax inflows that were lower than originally expected.

Both the amendments to the 2008 State Budget Law, introduced to counteract adverse consequences of the global financial downturn, and the 2009 State Budget Law contemplate the creation of a Stabilisation Fund. In 2009, the revenues assigned to the Stabilisation Fund include proceeds from certain placements of T-bills, privatisation receipts, and revenues from the temporary surcharge introduced on import duties for certain goods. As at 1 January 2009, the balance of the Stabilisation Fund was UAH 5,902.0 million from 2008, and in the seven months ended 31 July 2009, the revenues to the Stabilisation Fund amounted to UAH 2,071.3 million. The expenditures that may be made out of the Stabilisation Fund include the financing of long-term national infrastructural, investment and innovative projects; financial assistance to banks; increases of the share capital of state-owned banks, the State Mortgage Institution and other state enterprises; reducing the cost of servicing loans for small and medium enterprise projects, including those that encourage the creation of jobs; extension of loans for the completion of residential real estate construction projects; and implementation of measures relating to the preparation and hosting of the Euro-2012 Championship. In the seven months ended 31 July 2009, UAH 4,345.0 million were spent out of the Stabilisation Fund for these purposes.

In February 2009, the Budget Declaration for 2010 was adopted, based on the Government’s Action Programme “Recovery from the World Financial and Economy Crisis and Progressive Development” and aiming at the implementation of efficient tax and budget policy and development of a balanced budget for 2010. The Declaration sets forth, among other things, the following priorities of budget policy for 2010: (i) ensuring balance and sustainability of the budgetary system in the conditions of the financial and economic downturn; (ii) optimisation of budget expenditures, while meeting all state social standards; (iii) rationalisation of the tax and customs system; and (iv) strengthening of the local budgets’ revenue bases and creating incentives for local authorities for an expansion thereof.

On 14 September 2009, the Cabinet of Ministers approved a draft 2010 State Budget Law. The draft law contemplates revenues of approximately UAH 284.7 billion, expenditures of approximately UAH 324.3 billion and a budget deficit of approximately UAH 46.7 billion (or 3.97% of GDP) for 2010. Basic assumptions underlying the 2009 draft State Budget include a real GDP growth rate of 3.7%, nominal GDP of UAH 1,178.6 billion, annual consumer price inflation of 9.7%, and wholesale price inflation of 13.6%. On 15 September 2009, the draft 2010 State Budget Law was submitted to Parliament for consideration.

The Consolidated Budget

The main figures of the Consolidated Budget (consisting of the State Budget plus local budgets) and actual Consolidated Budget performance for 2006 and 2007 are set out in the table below:

	2006		2007
	Budget as amended	Actual	Budget as amended	Actual
	(in UAH millions)
Revenues
Tax revenue	122,090.2	125,743.1	158,770.8	161,264.2
of which:

Personal income tax	22,399.0	22,791.1	33,365.6	34,782.1
Enterprise income tax	26,328.4	26,172.0	29,006.6	34,407.2
VAT	44,969.8	50,396.7	65,122.5	59,382.8
Excise duty on domestic goods	9,650.4	7,557.3	9,073.3	9,072.2
Excise duty on imported goods	887.1	1,050.8	1,329.1	1,495.5
Non-tax revenue	39,796.0	40,548.3	48,325.3	48,553.2
Capital revenue	4,776.0	3,218.1	6,899.1	6,373.4
Official transfers	130.4	153.7	97.6	104.5
Special funds(1)	2,182.2	2,148.3	3,494.6	3,641.2

Total revenues	168,974.8	171,811.5	217,587.4	219,936.5

Expenditures
State function	21,141.6	19,891.9	26,637.7	24,270.9
of which:

Public and local administration, financial and foreign economic activity	12,846.6	12,165.3	15,368.1	14,900.1
Public debt service(2)	3,481.3	3,439.7	4,993.1	3,678.9
Fundamental research	1,403.3	1,359.8	1,788.2	1,733.4
National defence	7,346.0	6,400.7	10,604.7	9,416.5

Law enforcing activity and State security and court power	13,217.6	12,718.8	18,781.4	18,445.7
Economic activity	30,682.3	27,341.2	45,860.1	40,523.4
of which:

General economic, trade and labour activity	797.3	622.4	826.1	807.2
Agriculture, forestry, fishery and hunting	7,311.8	6,689.0	8,374.8	8,037.7
Fuel and energy complex	5,473.1	5,261.7	9,160.4	7,350.4
Transport	9,331.3	8,959.0	15,162.6	14,563.0
Communication, telecommunication and informatics	134.2	99.9	150.1	142.0

	2006		2007
	Budget as amended	Actual	Budget as amended	Actual
	(in UAH millions)
Education	34,645.8	33,785.0	45,075.3	44,333.6
Health	19,867.7	19,737.7	26,522.6	26,717.6
Social protection and insurance	43,098.2	41,419.9	51,376.3	48,517.3
Housing and communal services	8,108.8	8,024.1	6,520.4	5,900.3
Intellectual and physical development	4,510.0	4,328.4	5,681.4	5,687.7
of which:
Culture and art	2,608.3	2,530.6	3,275.3	3,268.3
Mass media	755.3	653.9	874.2	849.8
Physical culture and sport	1,115.1	1,116.4	1,496.4	1,537.2
Protection of environment	1,884.1	1,636.6	2,553.8	2,241.3

Total expenditures	184,502.2	175,284.3	239,613.6	226,054.4

Domestic lending	720.6	227.9	1,978.2	1,583.9
External lending	—	—	(10.1)	—
Total lending	720.6	227.9	1,968.1	1,583.9
Balance (surplus/deficit)	(16,248.0)	(3,700.8)	(23,994.3)	(7,701.7)
Balance (% of GDP)(3)	—	(0.7)	—	(1.1)
Domestic financing(4)	—	(1,105.8)	—	3,244.6
Of which: Receipts from privatisation of State property	2,121.5	558.8	10,587.7	2,458.8
External financing(5)	—	4,806.6	—	4,457.1

Total financing(6)	16,248.0	3,700.8	23,994.3	7,701.7

Notes:

(1)	“Special funds” includes amounts received into the fund for Social Insurance of Disabled Persons, a fund for the remediation of environmental pollution and special funds established by the parliament of the Autonomous Republic of Crimea and other local governance bodies and authorities in Ukraine.
(2)	Does not include repayments of principal.
(3)	Actual figures have been provided for this item.
(4)	“Domestic financing” includes domestic issues, domestic repayments, changes in cash volumes and receipts from privatisation of State property. “Domestic financing” is presented net of repayments (i.e. net of domestic issues and domestic repayments).
(5)	“External financing” is presented net of repayments (i.e. net of external issues and external repayments).
(6)	Financing prior to 2004 was made for the purposes of covering the deficit of the State budget only (municipal budgets had been non-deficit prior to 2004). Since 2004 local authorities were granted power to fund deficits in their budgets from external and domestic borrowings, loans from banking institutions and international economic development organisations. Therefore, since 2004 “Total financing” and components of this line reflect financing of both state and municipal budgets. State property privatisation receipts are included in the state budget only.

The 2006 Consolidated Budget, as amended, contemplated revenues of UAH 169.0 billion, expenditure of UAH 184.5 billion and a budget deficit of UAH 16.2 billion, or 3.0% of GDP. Basic assumptions underlying the 2006 Budget, as amended, included a real GDP growth rate of 7%, nominal GDP of UAH 512.5 billion, consumer price inflation of 8.7% and an average annual exchange rate of UAH 5.05 per U.S. dollar.

The 2007 Consolidated Budget, as amended, contemplated revenues of UAH 217.6 billion, expenditures of UAH 239.6 billion and a budget deficit of UAH 24.0 billion, or 3.4% of GDP. Basic assumptions underlying the 2007 Consolidated Budget, as amended, included a real GDP growth rate of 7.0%, nominal GDP of UAH 708.3 billion, consumer price inflation of 14.5% and an average annual exchange rate of UAH 4.95-5.25 per 1.00 U.S. dollar. The actual revenues and expenditures of the 2007 Consolidated Budget amounted to UAH 219.9 billion and UAH 226.1 billion, and actual budget deficit amounted to UAH 7.7 billion, or 1.1% of GDP in 2007.

The main figures of the Consolidated Budget in 2008 and 2009 and actual Consolidated Budget performance in 2008 and the six months ended 30 June 2008 and 2009 are set out in the table below:

	2008			2009
	Budget as amended	Actual (six months ended 30 June 2008)	Actual	Budget as amended	Actual (six months ended 30 June 2009)
	(in UAH millions)
Revenues
Tax revenue	217,715.8	123,887.3	227,164.8	243,108.3	111,658.6
of which:
Personal income tax	46,252.4	25,661.9	45,895.8	45,801.5	25,008.8
Enterprise income tax	42,783.1	19,975.8	47,856.8	42,526.0	16,270.9
VAT	87,650.3	54,536.6	92,082.6	97,643.0	46,463.8
Excise duty on domestic goods	11,222.2	5,560.7	10,230.1	19,451.1	8,538.0
Excise duty on imported goods	1,817.7	1,395.5	2,553.0	5,862.4	1,944.6
Non-tax revenue	50,448.2	30,822.2	60,543.6	62,035.6	36,480.8
Capital revenue	11,619.6	4,170.6	6,702.4	7,781.4	1,745.6
Official transfers	95.3	82.3	135.2	838.0	91.7
Special funds(1)	4,103.3	2,097.0	3,347.0	2,916.2	1,170.9

Total revenues	283,982.2	161,059.4	297,893.0	316,679.5	151,147.6

Expenditures
State function	39,357.1	14,685.4	30,829.2	55,925.3	16,662.0
of which:
Public and local administration, financial and foreign economic activity	21,430.2	9,879.6	20,551.5	18,743.8	10,463.1
Public debt service(2)	4,485.5	2,116.5	4,264.8	15,997.6	3,857.3
Fundamental research	2,300.5	1,102.0	2,230.1	2,268.7	1,147.9

	2008			2009
	Budget as amended	Actual (six months ended 30 June 2008)	Actual	Budget as amended	Actual (six months ended 30 June 2009)
	(in UAH millions)
National defence	12,226.1	5,874.8	11,733.0	12,480.2	4,928.7
Law enforcing activity and State security and court power	27,908.2	12,290.3	27,080.9	24,747.6	13,146.6
Economic activity	59,396.4	24,058.0	51,322.4	50,927.9	23,009.7

of which:
General economic, trade and labour activity	1,107.3	468.5	973.4	946.3	362.7
Agriculture, forestry, fishery and hunting	11,273.4	4,457.7	9,630.5	6,098.4	3,275.3
Fuel and energy complex	16,328.1	8,972.4	15,484.0	11,424.0	7,665.5
Transport	16,324.5	6,083.2	14,002.5	21,977.3	8,757.5
Communication, telecommunication and informatics	239.9	78.1	168.4	212.9	76.8
Education	62,492.9	33,183.5	60,959.4	68,578.2	38,342.5
Health	34,283.9	16,834.1	33,559.9	34,574.0	19,082.1
Social protection and insurance	77,154.7	39,780.3	74,069.7	82,268.4	44,154.6
Housing and communal services	10,333.2	2,773.2	8,968.5	7,037.2	3,584.6
Intellectual and physical development	8,243.2	3,796.1	7,916.1	7,719.8	3,972.3

of which:

Culture and art	5,006.9	2,289.6	4,808.9	4,668.1	2,489.6
Mass media	1,073.1	495.2	1,005.1	864.7	430.9
Physical culture and sport	2,123.2	995.3	2,064.2	2,158.5	1,036.8
Protection of environment	3,129.7	973.9	2,764.7	2,782.8	971.2

Total expenditures	334,525.4	154,249.5	309,203.7	347,041.4	167,854.2

Domestic lending	4,084.9	166.6	2,813.8	3,795.0	1,130.6
External lending	—	—	—	(0.02)	(0.01)
Total lending	4,084.9	166.6	2,813.8	3,795.0	1,130.6
Balance (surplus/deficit)	(21,010.9)	6,643.3	(14,124.5)	(34,294.9)	(17,837.1)
Balance (% of GDP)(3)	—	1.3	(1.5)	—	—
Domestic financing(4)	5,994.4	(7,120.5)	10,539.4	19,155.4	(17,939.7)
Of which: receipts from privatisation of State property	607.1	349.6	482.3	8,501.2	565.4
External financing(5)	6,092.4	127.7	3,102.9	6,638.2	35,211.5

Total financing(6)	21,010.9	(6,643.3)	14,124.5	34,294.9	17,837.1

Notes:

(1)	“Special funds” includes amounts received into the fund for Social Insurance of Disabled Persons, a fund for the remediation of environmental pollution and special funds established by the parliament of the Autonomous Republic of Crimea and other local governance bodies and authorities in Ukraine.
(2)	Does not include repayments of principal.
(3)	Actual figures have been provided for this item.
(4)	“Domestic financing” includes domestic issues, domestic repayments, changes in cash volumes and receipts from privatisation of State property. “Domestic financing” is presented net of repayments (i.e. net of domestic issues and domestic repayments).
(5)	“External financing” is presented net of repayments (i.e. net of external issues and external repayments).
(6)	Financing prior to 2004 was made for the purposes of covering the deficit of the State budget only (municipal budgets had been non-deficit prior to 2004). Since 2004 local authorities were granted power to fund deficits in their budgets from external and domestic borrowings, loans from banking institutions and international economic development organisations. Therefore, since 2004 “Total financing” and components of this line reflect financing of both state and municipal budgets. State property privatisation receipts are included in the state budget only.

The 2008 Consolidated Budget, as amended, contemplated revenues of UAH 306.3 billion, expenditures of UAH 334.5 billion and a budget deficit of UAH 32.4 billion, or 3.4% of GDP. The actual revenues and expenditures of the 2008 Consolidated Budget amounted to UAH 297.9 billion and UAH 309.2 billion, respectively, and actual budget deficit amounted to UAH 14.1 billion, or 1.5% of GDP in 2008. The 2009 Consolidated Budget, as amended, contemplates revenues of UAH 316.7 billion, expenditures of UAH 347.0 billion and a budget deficit of UAH 34.3 billion.

Expenditures

After the 1994 elections, a general consensus was reached that hyperinflation had to be stopped. As part of the measures agreed with the IMF at the time, a strict fiscal management system was adopted, with all expenditures approved by the office of the President, but only to the extent that daily revenue collection targets were being met. Subsidies were also cut drastically, from 13% of GDP in 1994 to approximately 1.4% in 2003. A portion of the direct subsidies had been transferred to social benefit expenditures. Since 2001 direct subsidies to the energy sector have been eliminated. Instead, from January 2002, social benefits in the form of cash subsidies for the purchase of fuel and gas are provided.

The 2006 Consolidated Budget, as amended, contemplated social expenditure of 55.3% of the Consolidated Budget. Of this amount, the State Budget Law for 2006, as amended, contemplated social expenditure of 46.2% of the State Budget, which included wage increases for public sector employees and social benefit increases. The “protected” expenditure, including external debt service, wages for public employees and certain social benefit payments, totalled UAH 98.5 billion, or 74.3% of the State Budget.

The 2007 Consolidated Budget, as amended, contemplated social expenditure of 53.7% of the Consolidated Budget. Of this amount, the State Budget Law for 2007, as amended, contemplated social expenditure of 39.5% of the State Budget, which included wage increases for public sector employees and social benefit increases. The “protected” expenditure, including external debt service, wages for public employees and certain social benefit payments, totalled approximately UAH 113.4 billion, or 67.3% of the State Budget.

The 2008 Consolidated Budget, as amended, contemplated social expenditure of 54.5% of the Consolidated Budget. Of this amount, the State Budget Law for 2008, as amended, contemplated social expenditure of 43.2% of the State Budget, which included wage increases for public sector employees and social benefit increases. The “protected” expenditure, including external debt service, wages for public employees and certain social benefit payments, totalled UAH 163.1 billion, or 61.9% of the State Budget.

The 2009 Consolidated Budget, as amended, contemplates social expenditure of 55.7% of the Consolidated Budget. Of this amount, the State Budget Law for 2009, as amended, contemplates social expenditure of 41.2% of the State Budget, which includes wage increases for public sector employees and social benefit increases. The “protected” expenditure, including external debt service, wages for public employees and certain social benefit payments and payments for the implementation of measures relating to the preparation and hosting of the Euro-2012 Championship, total UAH 182.1 billion, or 73.6% of the State Budget.

The 2009 State Budget law provides for expenditure of UAH 250.0 million for cash payouts to citizens compensating for lost savings deposited with the USSR State Savings Bank or invested in USSR state securities (as compared to UAH 600.0 million, UAH 650.0 million and UAH 6,400.0 million envisaged for this purpose by the 2006, 2007 and 2008 State Budget laws, respectively). In 2008, actual expenditures for such purpose amounted to UAH 6,079.1 million (as compared to UAH 595.6 million and UAH 646.8 million directed for this purpose in 2006 and 2007, respectively), while in the eight months ended 31 August 2009, actual expenditures amounted to UAH 20.0 million only. The maximum amount of the cash reimbursement is UAH 1,000 per depositor. However, in 2009 a maximum of UAH 500 per depositor was reimbursed. In total, from 1997 through 2008 and including the eight months ended 31 August 2009, UAH 10,626.4 million were reimbursed.

Revenues

The following table sets forth sources of revenues for the years 2006 to 2008 and the seven months ended 31 July 2008 and 2009:

	Year ended 31 December			Seven months ended 31 July
	2006	2007	2008	2008	2009
	(in UAH millions)
Tax revenues	125,743.1	161,264.2	227,164.8	123,887.3	111,658.6
Direct taxes	54,518.2	76,025.8	106,457.4	52,733.9	49,236.1
of which:
Personal income tax	22,791.1	34,782.1	45,895.8	25,661.9	25,008.8
Corporate income tax	26,172.0	34,407.2	47,856.8	19,975.8	16,270.9
Land tax	3,122.3	3,889.3	6,681.4	3,668.3	4,682.5
Property tax (motor vehicle tax)	1,084.8	1,354.6	1,558.4	1,040.0	848.3
Uniform tax for small business	1,348.0	1,592.6	1,854.4	1,032.8	999.5
Indirect taxes	66,247.4	79,830.8	118,190.2	69,787.0	61,241.6
of which:
VAT	50,396.7	59,382.8	92,082.6	54,536.6	46,463.8
Excise tax on domestic goods	7,557.3	9,072.2	10,230.1	5,560.7	8,538.0
Excise tax on imported goods	1,050.8	1,495.5	2,553.0	1,395.5	1,944.6
Import duty	6,972.7	9,588.9	11,932.8	7,530.7	3,444.3
Export duty	269.9	291.4	197.4	136.5	231.3
Other taxes	4,977.5	2,820.0	2,517.2	1,366.4	1,180.9
Non-tax revenues	40,548.3	48,553.2	60,543.6	30,822.2	36,480.8
of which:
Entrepreneurial and property income	12,678.1	13,214.0	22,468.7	11,215.5	11,858.5

	Year ended 31 December			Seven months ended 31 July
	2006	2007	2008	2008	2009
	(in UAH millions)
Administrative fees and charges, non-commercial sale income	2,360.1	2,963.5	3,037.0	1,926.3	1,568.6
Fines and forfeits	431.3	—	—	—	—
Other non-tax revenue(1)	9,831.7	11,387.7	14,668.7	7,436.9	8,056.7
Capital revenue	3,218.1	6,373.4	6,702.4	4,170.6	1,745.6
Official transfers	153.7	104.5	135.2	82.3	91.7
Special funds	2,148.3	3,641.2	3,347.0	2,097.0	1,170.9

Payments to Fund of Social Insurance of Disabled of Ukraine	156.8	223.2	254.4	234.0	208.1

Collection for pollution of the environment	795.0	1,088.1	1,182.0	645.2	573.6
Special funds established by parliament of Autonomous Republic of Crimea and local self-governmental bodies and authorities	1,196.4	2,329.9	1,910.5	1,217.8	389.2

Total revenues	171,811.5	219,936.5	297,893.0	161,059.4	151,147.6

Note:

(1)	Includes own source revenues of budgetary institutions and organisations and certain other items.

Source: Ministry of Finance

In 2007, tax revenues of the State Budget amounted to UAH 116.7 billion, or 101.1% of the target for that year, representing an increase of 23.1%, or UAH 107.2 billion, compared to 2006. In 2008, tax revenues of the State Budget amounted to UAH 167.9 billion, or 97.8% of the target for 2008, an increase of 43.9%, or UAH 51.2 billion, compared to 2007. In the seven months ended 31 July 2009, tax revenues of the State Budget amounted to UAH 78.6 billion, or 43.2% of the target for 2009. The largest shortfalls in tax revenues were recorded in corporate income tax revenues and revenues from VAT on imported goods, which decreased by 18.9% and 26.0%, respectively, in the seven months ended 31 July 2009 as compared to the corresponding period in 2008. Corporate income tax revenues decreased in line with the reduction in corporate profits resulting from the economic downturn, while revenues from VAT on imported goods decreased due to a significant decrease in import volumes, especially for cars and household appliances.

The high taxation of enterprises is one reason for the continuing importance of the shadow economy, which has impeded revenue collection. The overall tax arrears for 2008 increased by UAH 2.7 billion to UAH 9.1 billion at 31 December 2008, as compared to UAH 6.4 billion at 31 December 2007 and UAH 7.8 billion at 31 December 2006. Tax arrears for the seven months ended 31 July 2009 increased by UAH 6.7 billion as compared to

31 December 2008 to UAH 15.8 billion as at 31 July 2009. UAH 15.8 billion of the tax arrears recorded as at 31 July 2009 includes UAH 6.8 billion of income tax arrears of Naftogas, the payment of which was deferred in August 2009.

As of 1 January 2004, the general corporate tax rate was reduced from 30% to 25%. Enterprises in agriculture, space industry, publishing and certain other sectors enjoy preferential tax regimes. In addition to corporate taxes, firms have to pay additional contributions in an aggregate amount between 36.8% and 49.7% (depending on the risk level of the particular industry) of gross wages (of which 33.2% accounts for contributions to the pension fund with the remainder for the temporary disability social insurance fund, the unemployment insurance fund and the industrial accident social insurance fund). In addition, firms are required to withhold and remit 2.0% of the amount of gross taxable income of each employee to the pension fund, 0.5 to 1.0% of each employee’s gross salary to the temporary disability social insurance fund and 0.6% to the unemployment insurance fund. The amount of annual wages used to calculate these mandatory contributions is capped. This cap is established by legislation and is subject to annual revision by Parliament. The cap is currently UAH 10,035 per employee. Pension fund duties are also levied on certain types of transactions such as the purchase and sale of fine jewellery (5%) or cars (3%).

Until 2004, individuals in Ukraine were subject to personal income tax at rates ranging from 10% to 40%. Effective 1 January 2004, a flat tax of 13% was introduced for all levels of income. After 31 December 2006, this flat rate increased to 15%. An increase in the personal income tax rate from 1 January 2007 resulted in a 52.6% increase of the personal income tax revenues of the local budgets from UAH 22.8 billion in 2006 to UAH 34.8 billion in 2007 and UAH 45.9 billion in 2008. In the seven months ended 31 July 2009, personal income tax revenues of the local budgets amounted to UAH 25.0 billion.

VAT is currently assessed in Ukraine at a rate of 20%. Because VAT serves an important macroeconomic stabilisation role, the Government believes that collection of VAT should be assigned to the central Government. In accordance with this principle, VAT collection was shifted entirely to the central Government under the 1997 budget, and constituted approximately 39.7% of total revenues and 54.8% of total tax revenues of the 2008 State Budget and 40.1% of total revenues and 59.1% of total tax revenues for the seven months ended 31 July 2009.

Credits for VAT paid are available for exports. There have in the past been significant arrears owed to exporters for VAT refunds, but these arrears have been addressed by payments to exporters in 2003 and the issuance of T-Bills to exporters in 2004. The amount of VAT arrears to exporters for VAT refunds increased from UAH 8.6 billion as at 1 January 2008 to UAH 11.7 billion as at 1 January 2009 and to UAH 16.5 billion as at 1 August 2009. Currently, the Government does not intend to issue T-bills to exporters such as those issued in 2004.

The State Budget Law for 2005, enacted on 25 March 2005, significantly amended the VAT law, the corporate profit tax law and certain other tax laws. The most significant changes were introduced in the current VAT law, including elimination of all privileges for special economic zones, most industry-specific privileges and certain other tax privileges and exemptions (including elimination of an exemption for investment of capital assets in exchange for corporate rights, which is now subject to 20% VAT). In addition, the State Budget Law for 2005 effected significant changes in the taxation of services. Services supplied outside of Ukraine are no longer subject to zero rate VAT, which is now applicable only to services associated with the export of goods.

In 2008 and 2009, a number of changes were introduced into Ukrainian tax laws in accordance with WTO requirements, including changes in taxation of dividends distributable through holding companies, abolition of customs duties, reductions in import duties for more than 2,500 goods and changes in the rates of licence charges for various activities. In addition, a number of tax incentives were introduced, including import duty exemptions for energy saving equipment and materials and equipment operating on non-traditional and alternative energy sources.

The Central-Local Fiscal Relationship

The following table sets forth the actual revenues, expenditures, deficit/surplus, and deficit/surplus as a percentage of GDP for the consolidated budget and the State Budget for 2006-2008 and data for the six months ended 30 June 2008 and 2009:

	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2008	2009
	(in UAH millions unless otherwise specified)
GDP	544,153	712,945	949,864	530,276	—
Consolidated Budget
Revenues	171,811.5	219,936.5	297,893.0	161,059.4	151,147.6
Expenditures	175,284.4	226,054.4	309,203.7	154,249.5	167,854.2
Lending	227.9	1,583.9	2,813.8	166.6	1,130.6
Surplus (Deficit)	(3,700.8)	(7,701.7)	(14,124.5)	6,643.3	(17,837.1)
Surplus (Deficit)(% of GDP)	(0.7)	(1.1)	(1.5)	1.3	—
State Budget
Revenues	133,521.7	165,939.2	231,722.9	123,526.6	115,856.5
Expenditures	137,108.1	174,254.3	241,490.1	122,233.4	130,103.6
Lending	190.3	1,527.7	2,734.8	133.2	1105.0
Surplus (Deficit)	(3,776.7)	(9,842.9)	(12,502.0)	1,160.0	(15,352.1)
Surplus (Deficit)(% of GDP)	(0.7)	(1.4)	(1.3)	0.2	—

Source: Ministry of Finance

The Budget Code, which was adopted on 21 June 2001 and published on 24 July 2001, governs the balance between the central budgets and local budgets and regulates payments from and to donor and recipient regions. According to the Budget Code, local budgets are established for the Autonomous Republic of Crimea and each of Ukraine’s oblasts, cities, rayons and other administrative regions, as a result of which there are 691 local budgets to which direct transfers are made out of the State Budget. In addition, there are 12,813 local budgets of lower-level political subdivisions such as small towns, villages and settlements to which no direct transfers are made from the State Budget but which may receive central funds indirectly through transfers from the higher-level subdivisions. The Government is responsible for all expenditures that have a national scope, while local governments in Ukraine manage a significant portion of expenditure in the social sectors (including approximately 60% of education expenditure). Oblasts are responsible for expenditures whose benefit is regional (such as social protection), and rayons and cities are responsible for providing local goods and services, such as basic health and sanitation.

The Budget Code is an important step in modernising and improving the efficiency of allocating and administering budgetary funds. The Budget Code introduced a “formula method” that reallocates budget resources among oblasts on the basis of their population count through “interbudgetary transfers”. The new approach also provides an incentive for local governments to create their own tax bases, giving them the right to keep revenue from a variety of sources, including full entitlement to land tax and enterprise profit tax from communally owned enterprises. Another important revenue base for local budgets is personal income tax, which, together with the land tax, the Government estimates to account for approximately 88.9% of local revenues. In 2008, interbudgetary transfers from the State Budget to the local budgets amounted to UAH 59.1 billion. The 2009 State Budget Law, as amended, provides for interbudgetary transfers from the State Budget to local budgets in the amount of UAH 61.1 billion. In the seven months ended 31 July 2009, interbudgetary transfers from the State Budget to the local budgets amounted to UAH 31.6 billion.

On 23 June 2009, Parliament passed a restatement of the Budget Code that provides for the strengthening of the local budgets’ revenue bases through, among other things, transfer of certain revenues, including a portion of corporate income tax, from the State Budget to local budgets, expansion of the sources of special fund revenues and increase of a number of taxes accounted for the calculation of volumes of required interbudgetary transfers. However, on 18 July 2009, the President vetoed the restatement of the Budget Code and the Government is currently revising this law in accordance with the President’s comments.

In 2007, the Cabinet of Ministers approved a Concept of Local Budget Reform. The Concept aims to strengthen the financial basis of local governments and the investment component of local budgets, to decentralise budget funds management, to improve the system of interbudgetary relations, to increase the efficiency of local budget funds management and to introduce medium-term planning of local budgets. In particular, pursuant to the Concept, an increase of the share of the local budgets in the consolidated budget as well as optimal distribution of taxes and other revenues between State and local budgets are expected. The Concept also provides for re-allocation of revenues and expenditure among local budgets of different levels as well as for the creation of regional development funds.

Local authorities are permitted to incur general fund budget deficits up to the amount of any budget surplus in the preceding year. In addition, the Autonomous Republic of Crimea and municipalities are permitted to incur special fund budget deficits, which can be financed by internal borrowings, whilst cities with populations greater than 800,000 are also permitted to incur external debt. Both internal and external borrowings by the Autonomous Republic of Crimea and municipalities may be made only for specific projects. So far, only the city of Kyiv and the city of Odessa have issued external debt. Any borrowings by local authorities are subject to prior review of the Ministry of Finance for compliance with applicable budgetary legislation.

All levels of sub-national government are involved in the social sector, although the level of service differs. Cities and rayons provide communal services, garbage and sanitation, housing and transportation. Sub-national governments also manage a number of companies that are in the process of being privatised, such as hotels and restaurants.

PUBLIC DEBT

General

The high fiscal deficits of 1991-1995 were financed predominantly by direct central bank credits to the Government, which increased the money supply and, together with other factors, contributed to the hyperinflation experienced during that period. The deficits were also financed by arrears on energy imports from Russia and Turkmenistan. The emergence of a Treasury bill market in March 1995, and the release of IMF and other official Western funds, as well as bond issues in the international capital markets, made it possible to finance the deficit increasingly by non-inflationary means. While in 1995 72.7% of the budget deficit (amounting to 6.6% of GDP) was financed by the NBU, with the rest coming from the issue of treasury bills, foreign grants and loans, by 1998, the share of NBU financing of the deficit fell to just 0.8%. In 1996, the NBU ceased the practice of providing direct financing of the budget. Currently, budget deficits are funded by a combination of debt financing and privatisation proceeds.

Historically, the State and state-owned enterprises have accumulated significant arrears to employees, including for social benefits. For purposes of this section, public debt only includes liabilities of the State (Central Government) for which specific bonds or loans have been issued. Furthermore, data relating to borrowings and repayments does not include borrowings disbursed to the special fund of the State Budget in 2009 and previous years and repayments from the special fund of the State Budget. See “—Special Fund Borrowings”. However, data relating to total outstanding debt includes the debt raised in such borrowings. In addition, in certain of the tables below, borrowings, outstanding debt and debt servicing data are presented excluding debt owed to the IMF that is accounted for as a liability of the NBU as opposed to debt owed to the IMF that is accounted for as a direct debt of the Government. See the notes to the relevant tables for more information.

As at 31 December 2006, 2007, 2008 and 1 July 2009, the ratio of internal direct debt to total internal and external direct debt was approximately 25.1%, 25.0%, 34.2% and 35.5%, respectively. As part of its debt management policy, the Government plans to develop the internal debt market and to reduce the reliance on external debt. As at 1 July 2009, the total outstanding debt obligations of the State were approximately U.S. $28.7 billion, including approximately U.S.$19.4 billion in State direct debt and approximately U.S.$9.3 billion in State-guaranteed debt (contingent liabilities).

The following table sets forth the total outstanding debt obligations of the State at the end of the periods indicated and interest payments for the periods indicated:

	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2009
	(in U.S.$ billions)
Total debt	15.95	17.57	24.60	28.69
State direct debt(1)	13.09	14.12	16.97	19.43
Internal direct debt(2)	3.29	3.53	5.80	6.89
External direct debt	9.80	10.59	11.17	12.54
Of which: IMF(3)	—	—	—	1.55
State-guaranteed debt (contingent liabilities)(4)	2.86	3.45	7.63	9.26
Internal debt(2)	—	0.20	0.26	1.31
External debt	2.86	3.26	7.37	7.95

	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2009
	(in U.S.$ billions)
Of which: IMF(5)	0.83	0.43	4.71	6.04
Interest payments	0.62	0.66	0.69	0.41
Internal debt(2)	0.18	0.15	0.15	0.18
External debt	0.44	0.52	0.54	0.23
Of which: IMF(3)	—	—	—	—

Notes:

(1)	Including debt owed to the IMF, which is accounted for as a liability of the Government, but excluding debt owed to the IMF, which is accounted for as a liability of the NBU
(2)	Hryvnia amounts have been converted to dollar amounts using the period-end exchange rate specified under the heading “The Monetary System — Exchange Rates”.
(3)	Debt owed to the IMF, which is accounted for as a liability of the Government.
(4)	Including debt owed to the IMF, which is accounted for as a liability of the NBU, but excluding debt owed to the IMF, which is accounted for as a liability of the Government.
(5)	Debt owed to the IMF, which is accounted for as a liability of the NBU.

Source: Ministry of Finance

The following table sets forth Ukraine’s total debt service and total State borrowings for the periods indicated:

	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2009
	(in U.S.$ millions)
Total debt service(1)	2,467	1,848	1,705	841
Internal debt service(2)	1,000	616	808	438
Principal	823	469	653	256
Interest	177	147	155	182
External debt service(3)	1,467	1,232	897	403
Principal	1,028	716	358	175
Of which: IMF(3)	—	—	—	—
Interest	439	516	539	228
Of which: IMF(3)	—	—	—	—
Total State borrowings(1)	2,219	1,907	3,728	2,678
Internal borrowing(2)	313	707	2,930	1,176
External borrowing(3)	1,906	1,200	798	1,502

	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2009
	(in U.S.$ millions)
Securities issued by the State	1,906	1,200	—	—
Multilateral creditors	—	—	798	1,502
Of which: IMF(3)	—	—	—	1,502

Notes:

(1)	Excluding contingent liabilities and debt owed to the IMF accounted for as a liability of the NBU.
(2)	Hryvnia amounts have been converted to dollar amounts using the period-end exchange rate specified under the heading “The Monetary System — Exchange Rates”.
(3)	Excluding debt owed to the IMF, which is accounted for as a liability of the NBU.

Estimated Debt Repayments and Debt Service for 2009-2012

	2009(1)	2010(2)	2011(2)	2012(2)
	(in U.S.$ millions)
Principal payments(3)	3,561.9	1,806.4	2,308.0	3,310.0
Internal debt(4)	1,935.7	715.7	556.4	547.8
External debt	1,626.2	1,090.7	1,751.6	2,762.2
Interest payments(3)	2,005.9	1,448.4	1,393.9	1,161.4
Internal debt(4)	1,341.7	845.1	797.5	653.3
External debt	664.2	603.2	596.4	508.1

Total payments(3)	5,567.9	3,254.8	3,701.9	4,471.4

Notes:

(1)	As approved by the 2009 State Budget Law.
(2)	Excluding future borrowings and payments under service agreements.
(3)	Excluding debt owed to the IMF, which is accounted for as a liability of the NBU. Figures do not include contingent liabilities.
(4)	Hryvnia amounts have been converted to dollar amounts using assumed average UAH/U.S.$ exchange rates of UAH 8.5 per U.S.$1.0 for 2009 and UAH 9.5 per U.S.$1.0 for 2010-2012.

Source: Ministry of Finance

Pursuant to the Budget Code, the ceiling on State debt as a percentage of GDP, including State-guaranteed debt (contingent liabilities), is 60.0%. Total State debt as a percentage of GDP, including State guaranteed debt (contingent liabilities), was 14.8% at the end of 2006, 12.4% at the end of 2007 and 19.9% at the end of 2008. The Government forecasts total state debt as a percentage of GDP to increase to 37.8% by the end of 2009 and to 37.0% by the end of 2010. This significant expected increase in the ratio of total state debt to GDP is largely attributable to a significant increase in debt raised or expected to be raised from the IMF, the need to finance expected budget deficits of UAH 31.2 billion in 2009 and 4% of GDP in 2010, and the need to finance the bank recapitalisation programme in the planned amount of UAH 44.0 billion in 2009, as well as to an increase in contingent liabilities. Of this amount, State external direct debt as a percentage of GDP was 9.1% at the end of 2006, 7.5% at the end of 2007 and 9.1% at the end of 2008, and is expected by the Government to be approximately 9.6% at the end of 2009 and 15.8% by the end of 2010. The ratio of State external debt service (including principal and interest payments but excluding debt owed to the IMF by the NBU) to GDP was approximately 1.4% at the end of 2006, approximately 0.9% at the end of 2007 and approximately 0.5% at the end of 2008, and is expected by the Government to be approximately 1.8% at the end of 2009 and approximately 1.4% at the end of 2010.

The 2007 State Budget Law as amended provided for expected total state debt service payments to be in an amount of UAH 10,814.8 million in 2007, 36.4% (or UAH 3,941.1 million) of which were internal debt payments and 63.6% (or UAH 6,873.7 million) of which were external debt payments (equal to U.S.$1,347.8 million at an exchange rate of UAH 5.1 = U.S.$1.00). State borrowings for 2007 were planned in the amount of approximately UAH 9,826.3 million, or UAH 220.8 million more than were planned for 2006, including external borrowings to the general fund amounting to UAH 5,996.6 million (an increase of UAH 916.6 million from that planned for 2006) and internal borrowings amounting to approximately UAH 3,829.8 million (a decrease of UAH 720.7 million from that planned for 2006). Actual state borrowings in 2007 amounted to UAH 9,633.0 million or 2% less than the plan for 2007 as amended, including external borrowings amounting to UAH 6,060.0 million (1.1% more than was planned for 2007) and internal borrowings amounting to approximately UAH 3,573.0 million (6.7% less than was planned for 2007). In 2007, it was expected that external and internal borrowings would amount to 61% and 39% of total borrowings, respectively. Actual external and internal borrowings in 2007 amounted to 62.9% and 37.1% of total borrowings, respectively.

The 2008 State Budget Law provided for expected total state debt service payments to be in an amount of UAH 9,918.7 million in 2008, 50.4% (or UAH 5,003.1 million) of which were internal debt payments and 49.6% (or UAH 4,915.6 million) of which were external debt payments (equal to U.S.$963.8 million at an exchange rate of UAH 5.1 = U.S.$1.00). State borrowings for 2008 were planned in the amount of approximately UAH 14,134.0 million or UAH 4,307.7 million more than the amended plan for 2007, including external borrowings to the general fund amounting to UAH 6,358.0 million (an increase of UAH 361.4 million from that planned for 2007) and internal borrowings amounting to approximately UAH 7,776.0 million (an increase of UAH 3,946.2 million from that planned for 2007). In 2008, external and internal borrowings were expected to amount to 46.0% and 54.0% of total borrowings, respectively. Actual state borrowings in 2008 amounted to UAH 26,612.6 million or 88% more than the amended plan for 2008, including external borrowings for the general fund amounting to UAH 5,396.5 million (15% less than was planned for 2008) and internal borrowings amounting to approximately UAH 21,216.2 million (173% more than was planned for 2008). In 2008, it was expected that external and internal borrowings would amount to 45% and 55% of total borrowings, respectively. Actual external and internal borrowings in 2008 amounted to 20.3% and 79.7% of total borrowings, respectively.

The 2009 State Budget Law provides for expected total state debt service payments (including State debt to the IMF accounted for as a liability of the Government, but excluding debts of the NBU) to be in an amount of UAH 41,758.9 million in 2009, 58.9% (or UAH 24,581.2 million) of which are internal debt payments and 41.1% (or UAH 17,177.7 million) of which are external debt payments (equal to U.S.$2,290.4 million at an exchange rate of UAH 7.5 = U.S.$1.00). State borrowings for 2009 are planned in the amount of approximately UAH 79,913.2 million, or UAH 65,779.2 million more than the amended plan for 2008, including external borrowings to the general fund amounting to UAH 14,625.0 million (an increase of UAH 8,267.0 million from that planned for 2008) and internal borrowings amounting to approximately UAH 65,288.2 million (an increase of UAH 57,512.2 million from that planned for 2008). The planned amount of internal borrowings includes borrowings for the purpose of the banking system recapitalisation amounting to approximately UAH 44,000.0 million. In 2009, external and internal borrowings are expected to amount to 18.3% and 81.7% of total borrowings, respectively.

The Government plans to shift its focus from raising funds in the external markets to borrowings in the internal capital market for the purposes of financing the State Budget deficit. The Government’s strategy for increasing internal borrowings includes measures to increase the efficiency of state debt management including through repo operations with T-bills, as well as measures to introduce instruments and procedures increasing the liquidity of T-bills. In 2009, a number of regulations were enacted to promote the development of the domestic market for state securities, including the Concept for Development of the Domestic Market for State Securities for 2009-2013, Regulations on Purchase of T-Bills in 2009 (governing repo transactions with T-bills), and Regulations on the Implementation of the Primary Dealer Institute in the State Securities Market.

The Concept for Development of the Domestic Market for State Securities for 2009-2013 provides for the implementation of the following measures: introduction of market pricing at T-bills placements; broadening the scope of state borrowing instruments; creation of the state securities primary dealer system; enhancing transparency of state borrowings; timely placement of idle state budget funds; and improvement of state debt risk management. Pursuant to the Concept, starting from 14 May 2009, the market pricing mechanism has been introduced at the primary placements of T-bills. Further, in August 2009, the first primary dealer tender was held and five banks were selected as state securities primary dealers. In addition, in 2009 the Government recommenced the issuance of savings bonds (T-bills that are sold to the public); see “—Internal Debt”.

Internal Debt

Internal debt of Ukraine comprises three categories: (i) securities issued by the State (T-bills and other obligations); (ii) rescheduled Government debt owed to the NBU (consisting of T-bonds and other obligations); and (iii) State-guaranteed debt (including Government bonds issued during the Soviet period and other obligations guaranteed by the State). The State Budget Law contains a specific line item setting forth the ceiling for State internal debt (direct debt) or, alternatively, a combined State internal and external debt (direct debt) to be issued for each year, although the 2009 State Budget Law permits additional borrowings by the Government if privatisation receipts are below expectations, up to the amount of the shortfall. The 2009 State Budget Law allows the Government to change borrowing sources (from external to internal or vice versa) provided that the combined limit on State debt is complied with. The following table sets forth the total outstanding internal debt obligations of the State and the ceiling on internal debt under the budget at the end of the periods indicated:

	Year ended 31 December				Six months ended 30 June
	2006	2007	2008		2009
	(in UAH thousands)
State internal debt (direct debt)	16,607,712.1	17,806,386.3	44,666,547.6		52,549,150.2

of which:
Obligations under T-bills	7,695,391.5	9,146,565,7	33,521,860.4		41,474,218.4
Obligations to the NBU(1)	8,912,320.7	8,659,820.7	11,144,687.2		11,074,931.8

State-guaranteed debt (contingent liabilities)	966.3	1,000,966.3	2,000,966.3		10,009,925.0

Total internal debt	16,608,678.4	18,807,352.6	46,667,513.9		62,559,075.2

Budget ceiling for internal direct debt (2)	24,163,236.3	25,547,665.6	89,138,062.3	(3)	192,952,464.7	(4)

(1)	Including obligations under T-bonds and debt owed to the NBU undertaken to finance the budget deficits in 1994-1996, which debt was restructured in April 2000.
(2)	Including hryvnia-denominated and dollar-denominated state internal debt. The dollar-denominated state internal debt is converted to hryvnia at the exchange rate assumed for purposes of the law “On the State Budget of Ukraine” for the relevant year. See “Public Finance and Fiscal Policy — Consolidated Budget”.
(3)	In accordance with the 2008 State Budget Law, the ceiling on state debt was set at UAH 89,138,062.3 thousand, not sub-divided into internal and external state debt.
(4)	In accordance with the 2009 State Budget Law, the ceiling on state debt is set at UAH 192,952,464.7 thousand, not sub-divided into internal and external state debt.

Source: Ministry of Finance

The Government issued UAH 1.6 billion of new T-bills in 2006, UAH 3.6 billion in 2007, UAH 21.2 billion in 2008 and UAH 9.0 billion in the six months ended 30 June 2009. The Government also issued guarantees for the aggregate amount of UAH 3.0 billion debt of the State Mortgage Institution in 2006-2008, and guarantees to several state aviation enterprises under domestic bonds issued in the aggregate amount of UAH 2.5 billion in 2009. The total amount of State internal debt was UAH 16.6 billion as at 31 December 2006, UAH 17.8 billion as at 31 December 2007, UAH 44.7 billion as at 31 December 2008 and UAH 52.5 billion as at 30 June 2009. The 2008 State Budget Law limited State debt at 31 December 2008 to UAH 89.1 billion without breakdown for internal and external State debt. The 2009 State Budget Law limits State debt at 31 December 2009 to UAH 193.0 billion without breakdown for internal and external State debt.

In April 2000, the debt owed to the NBU undertaken to finance the State Budget deficits in 1994-1996 was recognised as State debt and restructured. The restructuring, designed to reduce the debt burden on the budget, provided for repayments of maturing principal in the aggregate amount of U.S.$1.18 billion between 2002 and 2009 and UAH 3.44 billion between 2010 and 2035. The interest accrued until 1999 is to be paid together with principal on a quarterly basis; however, no interest is to be paid for periods after 1999. In accordance with the 2002, 2003 and 2004 State Budget Laws, payments relating to the U.S.$1.18 billion State debt were suspended. However, the NBU and the Government restructured the U.S.$1.18 billion of State debt in 2004; the Government paid U.S.$133 million of this debt to the NBU in 2004, and U.S.$50 million in each of 2005-2008. Although the 2009 State Budget Law provides for the issuance of new T-bills in 2009 in exchange for the state debt restructured in 2004, as of the date of this Consent Solicitation Memorandum this exchange has not yet taken place. As at 1 July 2009, the outstanding amount of the State debt owed to the NBU was U.S.$1.0 billion.

Since the emerging markets crisis of 1998, the NBU had been the buyer of last resort for Government paper (comprising T-bills and other obligations) due to lack of demand by private investors. In September 2000, the Ministry of Finance restructured T-bills in the NBU’s portfolio with maturities between 2000 and 2004 in an amount of approximately UAH 9.6 billion. Pursuant to the restructuring, the principal and interest payments for the new T-bills had to be made monthly from 2002 to 2010 and the interest rates were at a floating rate tied to the level of inflation in Ukraine (actual CPI plus 3%). However, the Ministry of Finance repaid this debt in full during 2005.

The average annual weighted T-bill yield was 9.3% in 2006, 6.7% in 2007 and 11.7% in 2008. The average annual weighted T-bill yield was 12.6% in the seven months ended 31 July 2009. The average annual weighted yield under T-bills that were issued for the purpose of the recapitalisation of banks was 9.5% in each of 2008 and the seven months ended 31 July 2009, while the average annual weighted yield of T-bills that were sold at the primary auctions to market participants was 14.9% and 16.9% in 2008 and the seven months ended 31 July 2009, respectively.

Currently, there is no demand for T-bills from non-residents. As at 31 July 2009, non-residents held approximately 0.3% of all outstanding T-bills, in the aggregate amount of approximately UAH 0.2 billion. The Government is aware of the inflationary pressures and instability that non-resident investment in T-bills can create in the money market and such investment is therefore subject to certain restrictions under Ukrainian legislation.

To diversify domestic financing streams, Ukraine issued two tranches of State saving bonds in 2002 in a nominal amount of UAH 50 million each. In 2003, a further UAH 50.0 million of savings bonds were issued, with their placement being completed during 2004. In 2004, a further UAH 47.0 million of savings bonds were issued. These instruments were not issued in 2005-2008. In 2009, however, the Government recommenced the issuance of savings bonds. In particular, the Government launched sales to the public of a first series of savings bonds in an aggregate nominal amount of UAH 200 million beginning 23 September 2009.

The table below sets forth the total amount of internal borrowings from T-bills and State savings bonds issued in each of the years 2006 to 2008 and the six months ended 30 June 2009:

	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2009
	(in UAH thousands)
Security (maturity)
T-bills (nine-year maturity)	—	—	—	1,000,000.0
T-bills (seven-year maturity)	—	—	17,470,000.0	—
T-bills (five-year maturity)	200,000.0	249,000.0	2,887,145.8	1,366,048.0
T-bills (four-year maturity)	—	—	223,788.1	157,037.4
T-bills (three-year maturity)	806,261.9	2,017,000.0	—	1,276,519.7
T-bills (two-year maturity)	575,648.6	—	—	139,361.9
T-bills (18-month maturity)	—	1,307,000.0	—
T-bills (12-month maturity)	—	—	—	1,846,207.2
T-bills (9-month maturity)	—	—	—	94,958.6
T-bills (6-month maturity)	—	—	18,913.4	2,176,254.9
T-bills (3-month maturity)	—	—	616,315.9	972,011.5
State savings bonds (between 2 and 5 year maturity)	—	—	—	—

Source: Ministry of Finance

External Public Debt

At the end of 2006, Ukraine’s external debt was approximately U.S.$12.7 billion, including direct State debt of U.S.$9.8 billion and State-guaranteed debt of U.S.$2.86 billion. At the end of 2007, Ukraine’s external debt was approximately U.S.$13.8 billion, including direct State debt of U.S.$10.6 billion and State-guaranteed debt of U.S.$3.3 billion. At the end of 2008, Ukraine’s external debt was approximately U.S.$18.6 billion, including direct State debt of U.S.$11.2 billion and State-guaranteed debt of U.S.$7.4 billion. As at 30 June 2009, Ukraine’s external debt was approximately U.S.$20.4 billion, including direct State debt of U.S.$12.5 billion and State-guaranteed debt of U.S.$7.9 billion. The limit for State debt at the end of 2009 has been set by the 2009 State Budget Law at UAH 193.0 billion without breakdown for internal and external State debt.

The tables below set forth Ukraine’s (i) public external debt structure as at 31 December 2006, 2007, 2008 and 30 June 2009; (ii) actual and estimated external debt repayments and debt service for the year 2009; and (iii) estimated payments of external debt repayment and debt service for the years 2010 to 2018:

Public External Debt Structure as at 31 December 2006, 2007, 2008 and 30 June 2009

	As at 31 December			As at 30 June
	2006	2007	2008	2009
	(in U.S.$ thousand)
State external debt (direct debt)	9,803,183.0	10,591,661.8	11,171,831.4	12,538,588.6
of which:
Multilateral borrowings (IFI loans)	2,538,503.9	2,483,678.5	3,189,090.4	4,696,388.9
of which:
European Union	83,629.5	42,606.8	20,442.1	20,439.2
EBRD	130,274.2	202,956.9	265,800.2	289,459.9

	As at 31 December						As at 30 June
	2006		2007		2008		2009
	(in U.S.$ thousand)
IMF(1)	—		—		—		1,552,226.3
World Bank	2,324,600.1		2,238,114.8		2,902,848.1		2,834,263.5
Bilateral borrowings	2,128,658.1		1,936,412.5		1,724,772.0		1,619,787.3
of which:
Russia	1,387,855.9		1,290,105.9		1,192,355.9		1,094,605.9
USA	182,781.0		154,359.3		125,937.6		116,017.6
Turkmenistan	35,214.3		—		—		—
France	19,423.3		18,572.6		14,851.4		13,364.4
Japan	93,086.8		78,874.6		74,029.4		109,203.8
Germany	336,208.9		326,445.3		262,365.4		236,891.0
Italy	74,088.0		68,054.9		55,232.3		49,704.6
Loans from foreign banks(2)	283.3		75.1		72.1		72.1
1995 Gazprom Bonds	30,000.0		—		—		—
State External Bonds 2000	291,523.3		—		—		—
State External Bonds 2003	1,000,000.0		1,000,000.0		1,000,000.0		1,000,000.0
State External Bonds 2004	1,100,000.0		1,100,000.0		1,100,000.0		1,100,000.0
State External Bonds 2005	790,200.0		881,520.0		845,880.0		845,760.0
State External Bonds 2006	1,924,014.4		1,989,975.7		2,112,016.8		2,076,580.4
State External Bonds 2007	—		1,200,000.0		1,200,000.0		1,200,000.0
Limit of state external direct debt under the State Budget Law as of 31 December each year	9,172,389.7	(3)	9,890,764.5	(3)	89,138,062.3	(4)	192,952,464.7	(4)
State-guaranteed external debt (contingent liabilities)	2,858,171.3		3,257,326.2		7,366,204.0		7,945,734.4
of which:
Multilateral borrowings (IFI loans)	1,010,986.5		665,090.4		5,020,310.4		6,378,833.9
of which:
European Atomic Energy Community	—		57,298.8		74,233.1		70,319.1
EBRD	139,850.2		124,998.8		158,229.8		163,997.7
IMF(5)	830,244.3		431,252.4		4,709,040.6		6,043,437.7
World Bank	40,892.0		51,540.5		78,806.9		101,079.4
Bilateral borrowings(6)	18,043.8		11,102.1		1,991.3		—
Loans from foreign banks	904,974.3		1,790,300.4		1,686,402.4		705,567.2
Other	924,166.7		790,833.3		657,500.0		861,333.34

Total external debt	12,661,354.3		13,848,988.0		18,538,035.4		20,484,323.0

Notes:

(1)	Debt owed to the IMF and accounted for as a liability of the Government.
(2)	Before 2007, these amounts included outstanding U.S.$904,000 in aggregate principal amount of Zero Coupon Notes due 2000 issued by E.M. Sovereign Finance B.V. and supported by a loan agreement with Ukraine in the same principal amount, and the outstanding EUR1,070,000 in aggregate principal amount of 14.75% Notes due 2000 issued on a fiduciary basis by Bankers Trust Luxembourg S.A. and supported by a fiduciary loan agreement with Ukraine in the same principal amount, and before 2007 and in 2007 and 2008 the outstanding DM 100,000 aggregate principal amount of 16% Notes due 2001 issued on a fiduciary basis by Chase Manhattan Bank Luxembourg S.A. and supported by a fiduciary loan agreement with Ukraine in the same principal amount, as each of the foregoing may be amended from time to time.
(3)	The 2006, 2007, 2008 and 2009 Budget Law allowed the Government to exceed the limit of State external direct debt if the privatisation receipts were below expectations or if the limits on State internal debt remained unused.
(4)	The 2008 and 2009 State Budget Law limits State debt at 31 December 2008 and 31 December 2009 to UAH 89,138,062.3 and UAH 192,952,464.7 thousand, respectively, without explicit breakdown for internal and external State debt.
(5)	Debt owed to the IMF and accounted for as a liability of the NBU.
(6)	Bilateral borrowings are represented by debt owed to the Federal Republic of Germany.

Source: Ministry of Finance

Actual and Estimated External Debt Repayments and Debt Service for 2009

	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.	Total
	(in U.S.$ millions)(1)
Total external debt(2)	60.7	44.6	44.9	76.2	96.5	79.6	89.5	565.3	769.3	122.3	135.2	89.4	2173.6
Interest	14.0	27.7	35.8	19.5	67.8	62.8	20.7	46.1	56.8	60.2	103.3	69.9	584.5
IMF(3)	0.0	0.0	0.0	0.0	0.0	0.0	7.8	24.0	0.0	0.0	33.0	0.0	64.8
Principal	46.8	17.0	9.1	56.6	28.7	16.8	68.9	519.2	712.5	62.1	31.9	19.5	1589.1
IMF(3)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Payments to IMF(4)	11.5	22.9	30.2	0.2	30.7	17.4	11.2	24.4	16.8	0.0	23.9	0.0	189.3

Notes:

(1)	Repayment amounts are actual for January – July and estimated for August – December and in total.
(2)	Excluding debt owed to the IMF and accounted for as a liability of the NBU. Figures do not include contingent liabilities.
(3)	Payments under the debt owed to the IMF and accounted for as a liability of the Government. SDR amounts have been converted to dollar amounts as of the maturity date. The assumed average 2009 exchange rate of SDR is 0.68 = U.S.$1.00
(4)	Payments under the debt owed to the IMF and accounted for as a liability of the NBU. SDR amounts have been converted to dollar amounts as of the maturity date. The assumed average 2009 exchange rate of SDR is 0.68 = U.S.$1.00

Source: Ministry of Finance

Estimated External Debt Repayments and Debt Service for 2010-2018(1)

	2010	2011	2012	2013	2014	2015	2016	2017	2018
	(in U.S.$ millions)
Total external debt(2)	1,738.5	1,682.4	3,270.3	5,310.4	2,537.3	1,374.4	1,510.0	1,451.6	376.0
Interest	628.6	662.6	508.1	365.1	226.0	271.1	217.5	137.7	76.4
Principal	1,109.9	1,019.8	2,762.2	4,945.3	2,311.3	1,103.3	1,292.5	1,313.8	299.6
Payments to IMF(3)	165.3	211.7	608.1	2,599.2	2,101.3	—	—	—	—

Notes:

(1)	Excluding future borrowings and payments under service agreements.
(2)	Excluding debt owed to the IMF and accounted for as a liability of the NBU. Figures do not include contingent liabilities.
(3)	Payments under the debt owed to the IMF and accounted for as a liability of the NBU. SDR amounts have been converted to dollars using an assumed average 2010-2014 exchange rate of SDR 0.64 = U.S.$1.00.

Source: Ministry of Finance

Estimated IMF Debt Repayments and Debt Service for 2009-2014(1)

	2009(2)	2010(3)	2011(3)	2012(3)	2013(3)	2014(3)
	(in U.S.$ millions)
Total debt to IMF	254.1	300.2	402.6	3,423.7	5,593.8	2,385.4
Debt of the Government	64.8	165.3	210.9	600.4	2,549.9	2,046.1
Interest	64.8	165.3	210.9	215.6	158.7	52.4
Principal	—	—	—	384.8	2,391.2	1,933.7
Debt of the NBU	189.3	134.8	191.6	2,823.4	3,043.9	339.3
Interest	102.8	134.8	191.6	173.3	79.1	6.6
Principal	86.6	—	—	2,650.1	2,964.8	332.7

Notes:

(1)	Excluding future borrowings and payments under service agreements.
(2)	SDR amounts have been converted to dollars using an assumed average full-year 2009 exchange rate of SDR 0.68 = U.S.$1.00.
(3)	SDR amounts have been converted to dollars using an assumed average 2010-2014 exchange rate of SDR 0.64 = U.S.$1.00.

Source: Ministry of Finance

Commercial Creditors

In August and October 1997, the Ministry of Finance raised a total of U.S.$559 million through the issue of bonds in the international capital markets. In addition, UAH 750 million of T-bills were sold to foreign investors in December 1997. In 1998, the Government issued a DM 1.5 billion eurobond that matured in February 2001 and a €500 million eurobond maturing in March 2000. A further U.S.$503 million issue that matured in September 2000 consisted of restructured T-bills, previously held by foreign investors. The total external financing contribution to budget deficit financing was 68% due to the very high cost of borrowing in the domestic debt market.

In early 2000, Ukraine found itself in a critical financial position. Ukraine’s external debt, which amounted to U.S.$11.5 billion at the end of 1998, equivalent to approximately 37.9% of GDP, had grown to U.S.$12.5 billion as of 31 December 1999, equivalent to approximately 40.1% of GDP. With foreign exchange reserves of approximately U.S.$1.04 billion at the end of 1999, Ukraine was scheduled to pay more than U.S.$3.0 billion in debt servicing in 2000 and a further U.S.$2.8 billion in 2001. The contribution of scheduled debt service payments falling due in 2000 and 2001, combined with inadequate levels of foreign exchange reserves and its inability to obtain financing from the international capital markets, prompted Ukraine to undertake a comprehensive debt restructuring in which notes representing existing commercial indebtedness of approximately U.S.$2.7 billion of its existing commercial indebtedness were amended or exchanged for new notes on 14 April 2000, 15 March 2001 and 15 November 2002. On 27 November 2002 and 17 December 2002, Ukraine issued an aggregate principal amount of U.S.$260 million and U.S.$139 million, respectively, of bonds maturing in 2007, which were fungible with the U.S. dollar-denominated bonds issued pursuant to the three exchange offers in 2000, 2001 and 2002. All U.S. dollar-denominated and Euro-denominated bonds issued in 2000-2002 offerings matured in March 2007. The purpose of these exchange offers was to improve Ukraine’s debt servicing profile and balance of payments. Ukraine has also restructured certain aspects of its internal indebtedness; see “— Internal Debt”.

On 11 June 2003, Ukraine issued an aggregate amount of U.S.$800 million bonds due 2013, which bear interest at the rate of 7.65% per annum; on 3 October 2003, Ukraine issued additional bonds of the same series in the aggregate principal amount of U.S.$200 million. On 2 March 2004, Ukraine issued an aggregate principal amount of U.S.$600 million 6.875% bonds due 2011 and on 5 August 2004 issued an aggregate principal amount of U.S.$500 million floating rate notes due 2009. On 13 October 2005, Ukraine issued an aggregate principal amount of €600 million 4.95% bonds due 2015. On 13 September 2006, Ukraine issued an aggregate principal amount of CHF 384 million 3.5% bonds due 2018; on 7 December 2006, Ukraine issued additional bonds of the same series in the aggregate principal amount of CHF 384 million. On 20 November 2006, Ukraine issued an aggregate principal amount of U.S.$1,000 million 6.58% bonds due 2016 and on 19 December 2006 Ukraine issued an aggregate principal amount of JPY 35,100 million 3.2% notes due 2010. On 26 June 2007, Ukraine issued an aggregate principal amount of U.S.$500 million 6.385% bonds due 2012 and on 14 November 2007, Ukraine issued an aggregate principal amount of U.S.$700 million 6.75% bonds due 2017.

International Organisations

Since Ukraine’s independence, credits from international financial organisations have played a significant role in fostering economic and structural reforms. The resources of these organisations provide long-term support for economic growth in an environment of low domestic investment and more expensive (and sometimes unavailable) commercial borrowing options. From 1992 to 1999, the aim of loans from the IMF and World Bank was to further economic reforms and provide financial stability during systemic transformations. Since 2000, the aim has been to promote macroeconomic stability and productivity growth. Since 1992, Ukraine has obtained loans totalling U.S.$14.9 billion from the IMF and U.S.$4.3 billion from the World Bank. As at 1 January 2009, Ukraine and Ukrainian companies have raised €4.4 billion from the EBRD under 179 projects (this figure includes loans raised by Ukrainian companies with and without state guarantees). In the wake of the emerging market crisis in the autumn of 1998 and up until the second half of 2002, loans from international organisations such as the IMF, the EBRD and the World Bank and the EU comprised Ukraine’s only significant source of external financing. See “Risk Factors — Risk Factors Relating to Ukraine — Failure by certain external sources to provide financing could affect Ukraine’s ability to meet financing expectations in its budget and to make payments on the Notes.”

As at 31 December 2006, 2007, 2008 and 30 June 2009, the total amount of debt owed to the IMF stood at U.S.$0.8 billion, U.S.$0.4 billion, U.S.$4.7 billion and U.S.$7.6 billion, respectively, and the total amount of direct debt owed to other international organisations and the EU stood at U.S.$2.5 billion, U.S.$2.5 billion, U.S.$3.2 billion and U.S.$4.7 billion, respectively. Repayments of principal and interest in respect of IMF debt as at 30 June 2009 were U.S.$112.9 million. Repayments of principal and interest in respect of IMF debt for full-year 2009 are estimated at U.S.$254.1 million (including payments by the Government amounting approximately to U.S.$64.8 million) and for 2010 are estimated at U.S.$300.2 million. Repayments of principal and interest in respect of debt owed to the EU and international organisations other than the IMF as at 30 June 2009 were U.S.$173.7 million. Repayments of principal and interest in respect of debt owed to the EU and international organisations other than the IMF for full-year 2009 are estimated at U.S.$368.5 million and for 2010 are estimated at U.S.$389.2 million.

IMF

During the first stage of market reforms, the credit resources of the IMF made the monetary reform possible, were used to support the exchange rate, and provided funds to increase currency reserves, service external debt and finance balance of payments deficits. During this period, the co-operation with the IMF took place under “stand-by” loan arrangements aimed at stabilising the economy. In the period after 2000, following the establishment of the relevant economic conditions, the co-operation has taken the form of “extended fund facilities”, which support economic development.

In 2005-2007, Ukraine did not borrow any funds from the IMF and co-operation between Ukraine and the IMF was focused on technical assistance intended to reduce threats to stability and to address problems associated with macroeconomic, monetary, currency, tax and budgetary policy. Such co-operation also included technical assistance on issues related to debt, the shadow economy and forecasting. During 2005-2006, IMF technical missions made several visits to Ukraine aimed at assisting the Government in various areas, amongst others, related to public debt management, fiscal policy and customs administration. In 2006-2007, an IMF expert was permanently involved in the activities of the Ministry of Finance relating to fiscal analysis and forecasting, strategy of budget planning and control over fiscal stability.

In the fourth quarter of 2008, against the background of the global financial downturn, Ukraine approached the IMF for financing. On 5 November 2008, the IMF approved for Ukraine a two-year stand-by facility in an aggregate amount of U.S.$16.4 billion. The financing extended under the stand-by arrangement is intended to support Ukraine’s long-term economic policy in line with the Memoranda of Economic and Financial Policies issued by Ukraine in October 2008, April 2009 and July 2009 (the “IMF Memoranda”). In particular, the stand-by arrangement aims to restore economic growth, reduce inflation and bring about financial stabilisation. A priority of the arrangement is to mitigate problems in the financial services sector and encourage lending through a complex restructuring of the banking system. Furthermore, the arrangement aims to reduce inflationary pressure through changes in macroeconomic policy, a flexible exchange rate policy and a tight fiscal policy.

To achieve these aims, the stand-by arrangement focuses on three key areas: (i) fiscal policy; (ii) monetary and exchange rate policy, and (iii) financial sector policy. In particular, the fiscal policy as envisaged by the arrangement contemplates following of a prudent fiscal policy and undertaking additional savings measures to help ease the pressure on public finances while providing for the required recession-related social expenditures. The monetary and exchange rate policy contemplated under the arrangement provides for the implementation of a flexible exchange rate regime, a transparent strategy for the NBU interventions and strengthening of the NBU independence and governance structure. The third element of the arrangement, the financial sector policy, envisages development and implementation of a comprehensive framework for the recapitalisation and restructuring of the banking system in order to restore the financial stability in Ukraine and confidence in the banking sector.

Furthermore, the stand-by arrangement provides for the quantitative and continuous performance criteria to be met by Ukraine as of each of 31 December 2008, 31 March 2009, 31 May 2009, 30 September 2009 and 31 December 2009. Such criteria include, among other things, a ceiling on the cash deficit of the general government, a floor on net international reserves of the NBU, and a ceiling on the monetary base, some of such criteria having been revised in 2009 as compared to the initial targets. For 2010, the quantitative and performance criteria are expected to be set at the time of the next review in November 2009.

In 2008 and during 2009 to date, Ukraine received three tranches under the stand-by arrangement in the total amount of U.S.$10.6 billion, U.S.$4.5 billion of which were earmarked for the financing of the State Budget deficit, including repayments of external State debt. The first tranche in the amount of U.S.$4.5 billion was approved by the IMF on 5 November 2008 and received by Ukraine on 7 November 2008. The second tranche in the amount of US$2.8 billion was approved by the IMF on 8 May 2009 and received by Ukraine on 12 May 2009.

The second review of Ukraine’s compliance with the stand-by arrangement terms was completed in July 2009. This review found that, as of May 2009, Ukraine had met arrangement targets as to monetary base, net international reserves and cash deficit of the general government. In particular, as of 31 May 2009, the monetary base amounted to UAH 181.7 billion, the net international reserves amounted to U.S.$20.8 billion and the cash deficit of the general government amounted to UAH 22.5 billion. Ukraine has also achieved a degree of progress in addressing the problem of large troubled banks, including the development of the related legislative framework. In addition, the Government has intensified its efforts to raise financing from domestic sources, including through auctions of T-bills with market yields. In response to the drastic decline in industrial production, the current financial position of Naftogas and the implications of these developments for state finances, the fiscal deficit target was increased upon the second arrangement review, and the revised target now accounts for the deficit of Naftogas. Following completion of the second arrangement review, the IMF on 28 July 2009 approved a third tranche of financing in the amount of U.S.$3.3 billion, which was received by Ukraine on 31 July 2009.

The next tranche of IMF financing in the amount of approximately U.S.$3.9 billion is currently expected to be disbursed in November 2009, after the September-October 2009 review of Ukraine’s compliance with the terms of the stand-by arrangement. Pursuant to the IMF Memoranda, by the time of this compliance review, Ukraine is required to have met certain criteria as to monetary base, net international reserves and cash deficit of the general government sector. In particular, as at 30 September 2009, Ukraine is required to comply with a ceiling on the cash deficit of the general government (including Naftogas) in the amount of UAH 58.6 billion, such ceiling subject to certain possible adjustments, including upward adjustments for the cost of the banks’ recapitalisation programme. As of 1 September 2009, Ukraine believed that it would be in compliance with this criterion on 30 September 2009. In addition, Ukraine is required to have net international reserves in the amount of not less than U.S.$16.6 billion, and to comply with a ceiling on the monetary base in the amount of UAH 210.0 billion. Ukraine is also required to undertake measures including:

•	amending legislation to enable effective bank resolution;

•	finalizing and beginning to implement resolution strategies for systemic problem banks;

•

announcing increases of natural gas tariffs by 20% for households (from 1 September 2009) and municipal heating enterprises (from 1 October 2009) and further 20% quarterly increases beginning in January 2010;

•	improving the financial situation, transparency and corporate governance efficiency of Naftogas; and

•	improving the functioning of the foreign exchange market, including by lifting the ban on foreign exchange forward and spot transactions.

The Government continues work on implementing the measures called for in the IMF Memoranda, including the improvement of Naftogas’ financial standing as well as improved pension and tax legislation. The increase of natural gas tariffs by 20% for households did not take place from 1 September 2009 as planned because of objections raised by trade unions; however, the Government expects that natural gas tariffs will be increased by 20% for households from 1 October 2009.

A further review of Ukraine’s compliance with the stand-by arrangement is scheduled to take place in early 2010. Pursuant to the IMF Memoranda, as at 31 December 2009, Ukraine is required to comply with a ceiling on the cash deficit of the general government (including Naftogas) in the amount of UAH 79.1 billion, such ceiling subject to certain possible adjustments, including upward adjustments for the cost of the banks’ recapitalisation programme. In addition, Ukraine is required to have net international reserves in the amount of not less than U.S.$14.9 billion, and to comply with a ceiling on the monetary base in the amount of UAH 211.0 billion.

In addition, on 28 August 2009, the IMF announced that Ukraine would receive 1.017 billion in SDRs (equal to U.S.$1.6 billion) as part of a distribution of approximately 161.2 billion in SDRs among 186 shareholder states of the IMF.

World Bank

Since 1992, the World Bank has approved a total of 37 loans and four Global Environment Facility grants to Ukraine totalling approximately U.S.$5.8 billion (U.S.$4.3 billion has been raised under such loans to date). Loans from the World Bank are directed at supporting the State Budget and reforming the tax, banking, and financial systems, as well as the energy sector and state governance sector. World Bank loans also support social protection, environmental protection and privatisation policies.

The World Bank and Ukraine are parties to a two-part U.S.$750 million Programmatic Adjustment Loan (“PAL”) programme. Ukraine received a loan in the amount of U.S.$250 million in the first stage of the PAL, in September 2001. The loans in the second stage of the PAL (“PAL-II”) were provided by the World Bank in two tranches, the first tranche, in the amount of U.S.$75 million, in December 2003 and the second tranche, in the amount of U.S.$175 million, in June 2005. In 2005, Ukraine agreed with the World Bank on the completion of the transactions under the PAL programme and preparation of a new Development Policy Loan (“DPL”) project to replace the PAL.

On 19 July 2005, Ukraine received a DPL of U.S.$251.26 million from the World Bank. The DPL provides for assistance in supporting priority initiatives in the economic and social spheres of the Government Action Programme. The DPL was intended to support broad improvements in governance, especially political and institutional reforms in the following sectors: investment climate improvement; improvement of public administration and state finance management; and enhancement of social integration.

In February 2008, Ukraine received a second stage DPL(DPL-II) of U.S.$300 million from the World Bank. In December 2008, Ukraine received a third stage DPL (DPL-III) of U.S.$500 million from the World Bank. DPL-II and DPL-III were intended to support improvement of investment climate needed for further economic development; creation of a fiscal foundation for economic growth by means of strengthening of the public finance sector; and a reform of the public sector and improvement of the quality of social services. Currently, Ukraine and the World Bank are preparing to launch the Fourth Development Policy Loan.

In June 2006, the loan agreement under the Access to Financial Services Project was signed (ratified by Parliament on 13 December 2006, the World Bank loan amounts to U.S.$150 million). As at 1 September 2009, U.S.$20.6 million has been disbursed under the loan agreement. In July 2006, the Board of Directors of the World Bank approved the Second Export Development Project (U.S.$154.5 million, the guarantee agreement under the Project between Ukraine and the IBRD and the loan agreement between Ukreximbank and the IBRD were ratified on 1 December 2006). As at 1 September 2009, U.S.$74.5 million has been disbursed under the Second Export Development Project.

In August 2007, the Board of Executive Directors of the World Bank approved the Power Transmission Project, involving a U.S.$200.0 million loan, and the Urban Infrastructure Development Project, involving a U.S.$140.0 million loan. The loan agreements under these projects came into effect on 5 December 2008 and 10 November 2008, respectively. As at 1 September 2009, U.S.$0.2 million and U.S.$4.6 million has been disbursed under the Power Transmission Project and the Urban Infrastructure Development Project, respectively. The Power Transmission Project is intended to increase the reliability of power transmission. The project seeks to achieve this goal through transmission station rehabilitation and the renewal of Ukraine’s power transmission network. The Urban Infrastructure Development Project aims to support utility companies in providing reliable utility services to the Ukrainian population.

In January 2008, the Board of Executive Directors of the World Bank approved the Public Finance Modernisation Project, involving a U.S.$50.0 million loan to Ukraine (the loan agreement was signed in March 2008). The loan agreement under this project came into effect on 23 October 2008. As at 1 September 2009, U.S.$0.27 million has been disbursed under the Public Finance Modernisation Project. The project aims to strengthen the public finance management in Ukraine through improvement of functional efficiency and transparency in the sector, introduction of an integrated system of public finance management and support of major reform programmes of the Ministry of Finance of Ukraine.

In the first quarter of 2009, Ukraine and the World Bank initiated the Programmatic Financial Rehabilitation Loan Project, under which Ukraine expects to borrow U.S.$750 million in two tranches. The Board of Directors of the World Bank approved the first tranche in the amount of U.S.$400 million in September 2009. The project is intended to assist the Government and the NBU in implementation of the system of the recapitalisation by the State of large problem banks, consolidation of the banking system, strengthening of the system for guaranteeing individual deposits, and increasing the population’s confidence in the banking system.

On 21 April 2009, Ukraine and the World Bank signed the facility agreement under the Roads and Safety Improvement Project involving a loan of U.S.$400 million. The project is intended to improve the condition of the Boryspil-Lubny section of the M-03 Kyiv-Kharkiv highway, and to repair dangerous sections of roads of general use. In addition, Ukraine and the World Bank are contemplating launching preparations for the Railway Modernisation Project involving a loan of U.S.$500 million. The project provides for the construction of a second track, electrification and modernisation of the railway in the Znamyanka-Dolynska-Mykolaiv-Kherson-Dzhankoy direction.

In December 2007, the World Bank approved the Strategy for Partnership of the World Bank and the International Finance Corporation with Ukraine for 2008-2011. The new Strategy provides for loans supporting the improvement of public finance management, the development of the private sector and social protection. The Strategy is based on principles of selectivity, flexibility and partnership based on which the World Bank intends to extend funding to a small number of key projects. In addition, since October 2007, rates under World Bank loans have been reduced and certain commitment fees have been eliminated.

The activities of other members of the World Bank Group, such as the International Finance Corporation (“IFC”), the Multilateral Investment Guarantee Agency (“MIGA”) and the International Development Association (“IDA”), are directed at encouraging foreign private investment in various sectors of the economy. The aim is for this investment to modernise and restructure production, transfer technology and boost exports of goods and services. The improved investment climate from 2000 to 2008 led to growth in the number of IFC investments and loan projects for private sector companies. The NBU is considering the introduction in Ukraine of partial loan guarantees of IFC and other financial instruments. See “The Monetary System”. The Government also believes that MIGA may expand its activities in Ukraine by guaranteeing investments against non-commercial risks and providing technical assistance in developing a national system of investment incentives.

European Investment Bank and Nordic Investment Bank

On 22 December 2004, a new mandate of the European Investment Bank was approved authorising lending operations in Russia, Ukraine, Moldova and Belarus up to a ceiling of €500 million. In July 2005, Ukraine signed a co-operation agreement with the European Investment Bank, or EIB, which became effective in April 2006. Work on establishing a viable loan portfolio is ongoing and initial lending operations were started in 2006. The new mandate of the EIB for 2007-2013 for Russia, Ukraine, Moldova, Belarus, Armenia, Azerbaijan and Georgia authorised lending operations in such countries of up to €3.7 billion for projects in the transport, energy, telecommunications and environmental protection spheres. As at the date of this Consent Solicitation Memorandum, the EIB and Ukraine have initiated dialogue for implementation of joint projects in transport, energy and municipal services. The Government expects that EIB lending operations will focus on the transport sector (including construction, repair and modernisation of highways and railways), telecommunications, energy efficiency, energy infrastructure and environmental protection.

On 30 July 2007, Ukraine and the EIB signed a Financing Agreement relating to the Kyiv-Chop Road Rehabilitation Project under which Ukraine expects to borrow from the EIB a loan in the amount of €200 million. The EBRD has agreed to provide an additional €200 million in financing; see “—EBRD”. On 28 April 2009, the Financing Agreement with the EIB relating to the Kyiv-Chop Road Rehabilitation Project came into effect. As at 1 September 2009, the EIB has not yet provided any funds under the Kyiv-Chop Road Rehabilitation Project. Currently, Ukraine and the EIB are preparing a joint project “Improvement of Roads

Around Kyiv”, under which Ukraine expects to borrow €413.1 million from the EIB. It is expected that this project will be financed jointly by the EIB and the EBRD, which is expected to provide an additional €413.1 million in financing.

Other areas of possible co-operation with EIB in the transport sector include projects for the reconstruction of the Kharkiv and Boryspil airports, the construction of dry-cargo vessels, the development of the Kherson sea trade port and the establishment of a marshalling centre in Kyiv.

In addition, a €150 million loan agreement was signed with the EIB in October 2008 under a joint EBRD-EIB-Ukraine project “Construction of the 750 kV Rivne NPP—Kyiv Overhead Transmission Line”. The Government expects that €150 million for this project will be funded by the EIB, with another €150 million to be funded by the EBRD. As at 1 September 2009, €1.49 million of EBRD funds has been disbursed under this project. Other projects that are being prepared with the EIB include projects for the construction of electrical transmission lines, under which Ukraine expects to borrow €200 million from the EIB, with an additional €200 million proposed to be funded by the EBRD.

On 14 December 2006, a framework agreement between Ukraine and the Nordic Investment Bank became effective, providing for financing to Ukraine for the implementation of various infrastructural, energy, banking, telecommunications, environmental and other investment projects. In particular, the Board of Directors of Nordic Investment Bank has made a decision to extend €20 million for a project to reconstruct water supply and heating systems in the City of Odessa. In addition, the Nordic Investment Bank is considering a number of projects involving Ukrainian state-owned and privately-owned banks and metallurgical companies.

EBRD

As at 1 January 2009, the EBRD portfolio in Ukraine included 179 projects with a total financing volume of €4.4 billion. From the beginning of Ukraine-EBRD relations, significant attention has been paid to funding nuclear safety measures. The EBRD oversees both the Nuclear Safety Account (NSA) and the Chernobyl Fund “Shelter” established in December 1997 by the G-7 and other contributor countries in connection with the clean-up of the Chernobyl nuclear reactor disaster.

The EBRD has also supported projects in food processing, the oil and gas industries, transport, telecommunications, finance and agricultural services, as well as municipal infrastructure projects relating to water supply and heating. In addition, joint projects between Ukraine and the EBRD have commenced for the introduction of energy-saving technologies in the power consuming sectors of the economy. See “Economy of Ukraine — Transport and Communication” and “Economy of Ukraine — Electricity Generation and Nuclear Power”.

In August 2005, Ukraine and the EBRD signed a co-operation programme for 2005-2006 that was intended to provide €360 million for the implementation of various projects in Ukraine. The programme covered projects in the energy sphere, updating of rolling stock of Ukrainian railways, seaports modernisation and road construction. An amount of €346 million was extended under the Ukraine-EBRD co-operation programme for 2005-2006, including €300 million to road construction, €26 million to electricity grid construction and €20 million to energy efficiency projects.

In June 2007, Ukraine and the EBRD signed a co-operation programme for 2007-2009 that provides for a significant increase in EBRD investments in the public sector of Ukraine. The Government expects that the total volume of funding of joint Ukraine-EBRD investment projects in the public sector of Ukraine’s economy for the period covered by the Programme will be up to €1 billion. The programme covers projects in such sectors as energy, transport, communications, municipal infrastructure, natural resources and energy efficiency. In addition, one of the key objectives of this programme is the mobilisation of co-financing for Ukrainian projects from other leading international financial institutions, in particular the EIB.

Furthermore, on 18 September 2007, the EBRD’s board of directors approved the 2007-2009 strategy for Ukraine. According to this strategy, priority areas for EBRD activities in Ukraine include domestic capital markets development; increasing the economy’s competitiveness, including through transport and communications infrastructure development; energy sector reform, including use of alternative fuels; and corporate governance and transparency improvement.

Within the framework of co-operation with the EBRD in the public sector, on 15 January 2007, the Loan Agreement between the State Railways Administration of Ukraine (“Ukrzaliznytsya”) and the EBRD and the Guarantee Agreement between Ukraine and the EBRD under the joint Ukraine-EBRD Fast Passenger Trains Project became effective. The amount of the loan from the EBRD is U.S.$120 million of which U.S.$ 76.3 million has been disbursed as at 1 September 2009.

In addition, on 19 August 2007, the Loan Agreement and the Project Agreement under the Third Kyiv—Chop Road Rehabilitation Project came into effect. The agreements relating to this project provide for financing by the EBRD in the amount of €200 million, of which €99.4 million had been disbursed as at 31 August 2009. This project is financed by the EBRD jointly with the EIB, which has agreed to provide an additional €200 million; see “—European Investment Bank and Nordic Investment Bank”.

In November 2007 Ukraine and the EBRD signed an agreement for a €26 million loan for the development of Illichivsk sea trade port, which came into effect on 22 May 2009. As at 1 September 2009, €0.3 million has been received by Ukraine under this agreement. The EBRD has also undertaken to support a “pilot” project offered by Ukravtodor for the development of public-private partnerships and to consider financing a concessionaire to be selected in an open tender.

The EBRD and Ukraine are considering the implementation of a U.S.$170 million project for the reconstruction of the electrical grid in the Crimea and a U.S.$90 million project for energy savings in the railway transport sector. Ukraine and the EBRD are also discussing potential financing for subway construction in Dnipropetrovsk and Donetsk, under which the EBRD may lend to Ukraine €540 million in total.

See “—European Investment Bank and Nordic Investment Bank” for a description of certain projects financed jointly by the EBRD and the EIB.

BSTDB

Ukraine has also undertaken a number of projects with the Black Sea Trade and Development Bank (“BSTDB”), which provides support to projects in the transport, communications and energy sectors and for environmental protection in the Black Sea area. The aggregate value of loans under BSTDB projects implemented in Ukraine was approximately U.S.$294.1 million as of 1 June 2009. Ukraine has the second largest share in the portfolio of loans approved and being implemented by the BSTDB, with Ukraine’s share amounting to 20.4% of the approved loans and 22.5% of the implemented loans, respectively. The BSTDB also promotes business co-operation among the member states of the Organisation of the Black Sea Economic Co-operation. Among the investment projects undertaken by the BSTDB is the reconstruction of a gas pipeline supplying Russian gas through Ukraine to the Balkans and Turkey. It has become common practice for the BSTDB to finance projects jointly with the EBRD and cooperate with commercial banks by providing loan facilities to support trade and small businesses.

Official Creditors

On 13 July 2001, Ukraine reached agreement with Paris Club creditors to reschedule U.S.$581.7 million of debt arising under agreements concluded or pursuant to guarantees issued before 31 December 1998 and in respect of principal balances falling due prior to 3 September 2002. Pursuant to bilateral agreements with each of Ukraine’s principal official creditors to implement the Paris Club agreement, Ukraine agreed to repay the rescheduled principal balances in 18 equal semi-annual instalments commencing 30 April 2005 and ending 31 October 2013. Ukraine paid Paris Club creditors (other than Russia and Turkmenistan) U.S.$147.3 million in 2006, U.S.$148.3 million in 2007, U.S.$145.2 million in 2008, and U.S.$135.5 million in the six months ended 30 June 2009. Outstanding debt to Paris Club creditors as at 30 June 2009 was approximately U.S.$525.2 million (excluding debt to Russia, which amounted to U.S.$1,094.6 million).

Ukraine’s largest bilateral creditor is Russia. A framework agreement was entered into in May 1997 with the Russian government pursuant to which, with effect from 1 January 1998, a portion of debt then outstanding was deemed to have been repaid in exchange for a 20-year lease to the Russian Navy of port facilities in Sevastopol in the Crimea. Debt service payments to Russia are netted off against lease payments for the port facilities and both figures appear in future budgets. Under this agreement, Ukraine’s state debt to Russia was reduced by approximately U.S.$97.8 million in each of 2001 through 2008 and approximately U.S.$97.8 million in the six months ended 30 June 2009. Approximately U.S.$1.38 billion, U.S.$1.29 billion, U.S.$1.19 billion and U.S.$1.09 billion was owed to Russia as at 31 December 2006, 2007, 2008 and 30 June 2009, respectively.

Contingent Liabilities

Historically, Ukraine has issued guarantees in favour of state-owned and other enterprises, including liabilities arising under export credit lines. The ceiling recommended by the IMF for the amount of guarantees issued in 2000 was UAH 1.5 billion and the ceiling for 2001, 2002 and 2003 was UAH 2.5 billion. The IMF issued no recommendation regarding a ceiling for the amount of guarantees issued from 2004 through to 2009. All payments on guarantees and to Paris Club creditors were suspended after 21 January 2000. After reaching agreement with its Paris Club creditors in July 2001, Ukraine also resumed payments on outstanding guarantees. Ukraine paid U.S.$3.9 million in 2006, U.S.$4.3 million in 2007, U.S.$4.6 million in 2008, and U.S.$109.7 million in the six months ended 30 June 2009.

The total amount of guarantees issued by the Cabinet of Ministers from 1 January 2004 through 31 July 2009 in respect of various loans was approximately U.S.$4.8 billion. On 2 July 2004, the Cabinet of Ministers issued a guarantee to Deutsche Bank AG as lender under a seven year, U.S.$480 million credit facility, dated 29 June 2004, granted to Ukravtodor as borrower, for the purpose of financing the reconstruction of a segment of the Kyiv-Odessa highway. On 18 October 2004, the Cabinet of Ministers issued a guarantee to Deutsche Bank AG as lender under a seven-year U.S.$700 million credit facility granted to the State Railway Transport Administration of Ukraine (Ukrzaliznytsnya) to finance the planning and construction of a railway and automobile bridge across the Dnipro river in Kyiv. On 18 November 2004, the Cabinet of Ministers of Ukraine issued a guarantee to Credit Suisse First Boston, London branch as lender under a U.S.$150 million loan granted to Yangel Yuzhnoye State Design Office for financing of a joint Ukraine-Brazil project for engineering of a missile complex “Cyclone-4”. In August 2005, the Cabinet of Ministers issued a guarantee to Deutsche Bank as lender under a 10-year U.S.$100 million credit facility granted to the State Road Service of Ukraine (Ukravtodor) to finance the completion of reconstruction of the Kyiv-Odessa highway. In July 2006, the Cabinet of Ministers issued a guarantee to Citibank N.A. London as lender under a 10-year €279,886,635 credit facility extended to Ukravtodor to finance the construction, reconstruction and capital repair of roads in general use. In August 2007 and September 2007, the Cabinet of Ministers issued guarantees to Morgan Stanley International Bank Limited as lender under the facilities in the aggregate amount of U.S.$930 million extended to Ukravtodor to finance the construction, reconstruction and capital repair of a number of roads. On 28 January 2009, the Cabinet of Ministers issued a guarantee to Credit Suisse International as lender under a credit facility in the aggregate amount of U.S.$465,000,000 extended to Ukravtodor. See also “Economy of Ukraine — Industry — Transport and Communications”. In December 2006, November 2007 and December 2008, the Cabinet of Ministers guaranteed obligations of the State Mortgage Institution under domestic bonds issued in the aggregate amount of UAH 3 billion.

The 2009 State Budget Law authorises the Cabinet of Ministers to issue a number of state guarantees in 2009 in an amount not exceeding UAH 37.0 billion, including guarantees under obligations of Ukravtodor, for construction of subways, implementation of investment projects and projects related to preparation and hosting of the European Football Championship 2012. Another guarantee in the maximum amount of UAH 2.0 billion may be issued to secure obligations of Naftogas in certain circumstances. Out of UAH 37.0 billion amount, in the seven months ended 31 July 2009, guarantees in the aggregate amount of UAH 13.7 billion were issued under several investment projects and obligations of Ukravtodor.

Special Fund Borrowings

In addition to borrowings accounted for in the general fund of the State Budget, which, excluding contingent liabilities and debt owed to the IMF accounted for as a liability of the NBU, amounted to U.S.$2,219 million, U.S.$1,907 million, U.S.$3,728 million and U.S.$2,678 million in each of 2006, 2007, 2008 and six months ended 30 June 2009, the Government has made certain borrowings that have been accounted for in the special fund of the State Budget. Such borrowings include, for instance, certain loans from international financial organisations and special issuances of T-bills, although the majority of loans from international financial organisations and T-bill issuances are accounted for in the general fund of the State Budget. The following table sets forth the borrowings made to the special fund of the State Budget and repayments of principal from the special fund of the State Budget in the periods indicated (no interest payments from the special fund of the State Budget were made in these periods):

	Year ended 31 December			Six months ended 30 June
	2006	2007	2008	2009
	(in U.S.$ millions)

Borrowings accounted for in the special fund	130.1	171.9	1,169.5	174.1
Internal borrowings	—	—	1,017.4	48.8
External borrowings	130.1	171.9	152.1	125.3
Repayments from the special fund	97.8	97.8	97.8	97.8
Internal borrowing	—	—	—	—
External borrowing	97.8	97.8	97.8	97.8

Debt Ratings

The outstanding foreign currency long-term debt of Ukraine is rated “CCC+” (positive) by Standard & Poor’s (“S&P”), “B2” (negative) by Moody’s Investors Service (“Moody’s”), “B” (negative) by Fitch Ratings Ltd. (“Fitch”) and “BB-” (negative) by Rating and Investment Information, Inc. (“R&I”). The outstanding national currency long-term debt of Ukraine is rated “B-” by S&P, “B2” by Moody’s and “B” by Fitch.

THE MONETARY SYSTEM

National Bank of Ukraine

The NBU is the central bank of Ukraine. Established in 1991 pursuant to the Law of Ukraine “On Banks and Banking” and governed in accordance with the Law of Ukraine “On the National Bank of Ukraine”, dated 20 May 1999, the NBU is a special state authority with the principal objective of ensuring the external and internal stability of the national currency. To implement such main function, the NBU aims to promote the banking system stability as well as price stability. The principal governing bodies of the NBU are the Council and the Board. The Council, the highest governing body of the NBU, consists of 15 members, seven of whom are appointed by Parliament and seven of whom are appointed by the President and is responsible for the annual approval of the main principles of monetary-lending policy as well as supervision of their performance. The NBU Governor acts ex officio as the fifteenth member of the Council. The NBU Governor is nominated by the President and appointed by Parliament for a five-year term.

The NBU is empowered to develop and conduct monetary policy, organise banking settlements and the foreign exchange system with a view to integrating Ukraine into the international economy, ensure stability of the monetary, financial and banking systems and protect the interests of commercial bank depositors.

Under the principles for monetary lending policy for 2009, the NBU expects that the principal objective of its monetary-lending policy will be creation, together with the Government, of macro-economic, financial and institutional pre-requisites for the transition to the monetary regime based on price stability.

Monetary Policy

The NBU is charged with implementing monetary policy. In making monetary decisions, the NBU primarily relies on the forecast of the development of the real sector of the economy, balance of payments and financial markets that is based on the analysis of a large spectrum of macro-economic, budgetary and monetary indicators, their interrelation and impact on hryvnia stability. Based on the review of such forecast development estimates, the NBU determines which regulatory measures shall be taken. Taking into account gradual strengthening of exchange rate flexibility and an increase of efficiency of interest rates as a transmission mechanism, the NBU expects that interest rates will be used as a main instrument of its monetary-lending policy. Within the framework of implementation of the IMF stand-by arrangement approved by the IMF in November 2008, such indicators as monetary base and net international reserves set by the programme are used by the NBU as intermediary indicators for the monetary-lending policy.

In 2008, monetary-lending policy was carried out under challenging macroeconomic conditions. The development of the monetary-lending market in 2008 may be divided into two stages: during the first stage, in January-September 2008, main monetary aggregates continued to grow dynamically. Notwithstanding acceleration of inflation in the first half of 2008, the NBU carried out operations on both mobilisation of funds and support of banking system liquidity, depending on the liquidity dynamics. The NBU was pursuing a monetary policy aimed at a reduction of inflationary pressure on the economy primarily through interest rate policy mechanisms. In this period, the NBU increased a discount rate twice, revised interest rates several times under funds mobilisation operations and increased interest rates under refinancing instruments.

In October-November 2008, against the background of escalating pressure on the financial markets due to, among other things, increased withdrawal of deposits from Ukrainian banks, the NBU undertook a number of stabilisation measures aimed at ensuring timely settlements, due performance of banks’ liabilities and prevention of significant funds outflow. In particular, the NBU extended a list of instruments permitted as security for refinancing purposes and temporarily relaxed mandatory reserve requirements. In addition, in this period, the NBU increased interest rates under both refinancing operations and operations for funds mobilisation in order to mitigate inflation and devaluation pressure.

With signs that the monetary-lending market was beginning to stabilise from the end of November 2008, the NBU carried out measures to restrain speculative demand for foreign currency. In particular, the NBU reduced volumes of liquidity support and increased mandatory reserve requirement for funds in foreign currency, while cancelling mandatory reserve requirement for funds in hryvnia.

In 2009, the NBU continues its monetary-lending policy in a macroeconomic environment that has become more challenging in view of the risks of deepening recession in the real sector of the economy conditioned by negative global economic dynamics, reduced domestic demand and restricted access to external and internal financing. Taking into account the importance of hryvnia stability for renewal of positive trends in the economic development, the main task of the monetary-lending policy is deceleration of inflation and creation of a basis for inflation stabilisation at a low level. Further, given significant outflow of funds from the banking system and pressure on hryvnia exchange rates, a priority task of interest policy in 2009 is creation of incentives for the return of funds into the banking system and limitation of hryvnia devaluation pressure on the foreign exchange market.

The NBU gradually increased the discount rate from 7.0% in December 2002 to 9.5% (effective from 10 August 2005), which was followed by a decrease to 8.5% effective from 10 June 2006 and to 8% effective from 1 June 2007. On 1 January 2008, the NBU reversed course with an increase back to 10%, followed by a further increase to 12% effective from 30 April 2008. With effect from 15 June 2009, the NBU decreased the discount rate to 11%, followed by a further decrease to 10.25% effective from 12 August 2009.

Since 1 March 2004, the NBU has separately determined interest rates on overnight unsecured loans (17% as at 14 September 2009) and overnight loans secured by state securities (15.5% as at 14 September 2009). Starting from 17 November 2006, the NBU has been setting separate interest rates on a weekly basis for deposit certificates issued by the NBU on various terms. The NBU performs daily deposit operations with banks through issuances of its deposit securities (overnight, up to 14 days, and up to 90 days). In addition, the NBU performs operations with banks including repo and refinancing transactions (overnight loans, up to 14 day and up to 90 day refinancing loans) and transactions with notes of internal state borrowings. The NBU also provides stabilising loans with terms of up to 365 days in case of a real threat to the stability of a bank’s operations.

In 2001, the NBU adopted new regulations permitting it to sanction commercial banks for failure to keep prescribed amounts of mandatory reserves. These sanctions are payable from the banks’ profits. Currently, commercial banks must transfer to their reserves no less than 5% of their profits annually until and unless the reserves are equal to 25% of their regulatory capital. The NBU can require additional allocations to be made to reserves.

The NBU has established a mandatory reserve requirement to maintain the liquidity of the banking system and the stability of the Ukrainian hryvnia. Banks are required to maintain certain reserves in current accounts with the NBU; such reserve requirements are computed as a percentage of certain of the bank’s liabilities. In particular, since 1 February 2009, reserves are required to be not less than the sum of 4% of the amount of term deposits of customers in foreign currency, 7% of demand deposits and current accounts of customers in foreign currency and 2% of funds borrowed from non-resident banks and financial organisations. Currently, term deposits, demand deposits and current accounts of customers in hryvnia are not subject to such mandatory reserve requirements. Further, with effect from 1 August 2008, Ukrainian banks are generally required to form reserves for funds (e.g., loans and deposits) attracted from non-residents for the term of up to six months in the amount of 20% of the aggregate amount of such funds. Overnight loans and deposits, as well as loans and deposits guaranteed by the Government or received from international financial organisations, to which Ukraine is a member, are exempt from the above reserve requirements. However, since 13 October 2008, the NBU has temporarily suspended the requirement to form such reserves. In addition, with effect from 3 August 2009 and further from 10 September 2009, a bank is required to maintain 40% and 50%, respectively, of the amount of the mandatory reserves formed during the previous reporting period at the separate correspondent account with the NBU, and the remainder of funds of the mandatory reserves shall be deposited at its ordinary correspondent account opened with the NBU.

The NBU has also established three separate liquidity requirements for commercial banks. A bank must have an instant liquidity ratio (the ratio of correspondent account funds and cash to current liabilities) of at least 20%, a current liquidity ratio (the ratio of liquid assets to liabilities with maturities under 31 days) of 40% and a short-term liquidity ratio (the ratio of liquid assets to liabilities with maturities under one year) of at least 20%. The NBU has determined that, for the purpose of calculating short-term assets and liabilities, liquid assets include cash funds, bank metals, funds in correspondent accounts, debt securities of the state agencies in the bank’s trade portfolio, available-for-sale portfolio and held-to-maturity portfolio, short-term deposits at the NBU and other banks and short-term loans granted to other banks. Short-term liabilities are defined to include demand liabilities, budget funds, short-term loans from the NBU and other banks, short-term deposits of clients and other banks, short-term debt instruments issued by the bank, and liabilities under all types of guarantees and committed credit lines to banks and customers.

In 2008 and the seven months ended 31 July 2009, the NBU refinanced commercial banks through overnight loans, repo and swap transactions, up to 14, up to 90 and up to 365 day refinancing loans, stabilisation loans as well as loans secured by the pledge of property rights to deposits placed with the NBU. From October 2008, the NBU extended the scope of instruments used to support the banking system liquidity through provision of stabilisation loans and loans to banks under the financial rehabilitation programmes in case of a real threat to the banking system stability. The aggregate volume of refinancing transactions in 2008 was UAH 169,476.9 million, 54.2% of it as overnight loans, 21.7% as stabilisation and other short-terms loans, 9.0% as up to 14 day and up to 365 day refinancing loans, 13.6% as repo transactions and 1.5% as swap transactions. The weighted average interest rate under all refinancing instruments in 2008 was 15.3% per annum. In the seven months ended 31 July 2009, the aggregate volume of refinancing transactions was UAH 58,050.0 million (UAH 52,897.7 million in the corresponding period of 2008). 21.7% of this volume consisted of overnight loans, 73.6% of stabilisation and other short-terms loans, 0.7% of direct repo transactions, 2.5% of swap transactions and 1.5% of up to 14 day, up to 90 and up to 365 day refinancing loans. The weighted average interest rate under all refinancing instruments in the seven months ended 31 July 2009 was 17.0% per annum as compared to 15.4% per annum in the same period of 2008.

Money Supply

The ratio of broad money supply (M3) to GDP was 48.0% in 2006, 55.0% in 2007, 54.3% in 2008 and 46.1% in the seven months ended 31 July 2009. In the period between 2000 and the seven months ended 31 July 2009, the broad money supply (M3) increased by approximately 14.6 times (including an 8.5% decline in the seven months ended 31 July 2009, as compared to a 17.9% increase in the corresponding period of 2008). As at 1 August 2009 the broad money supply (M3) amounted to UAH 471.9 billion. The 8.5% decline in the broad money supply (M3) in the seven months ended 31 July 2009 was largely attributable to a decrease in other deposits by 18.8% and of money held outside banks by 1.9%.

In the seven months ended 31 July 2009, the NBU has continued its policy aimed at supporting favourable conditions for economic growth with the credit resources of the banking system, together with mitigating monetary risks for price stability. During this period, the monetary lending policy of the NBU has been aimed at contributing to the stability of the national currency in both domestic and external markets through the support of a deceleration in the inflation rate and through prevention of excessive fluctuations in the hryvnia exchange rate. The monetary lending policy also aimed at contributing to positive changes in the maturity structure of loans and deposits and to the limitation of dollarisation growth of the economy

In 2006, 2007 and 2008, the monetary base increased by 17.5%, 46.0% and 31.6%, respectively and in the seven months ended 31 July 2009 the monetary base increased by 1.4% (as compared to a 15.4% increase in the corresponding period of 2008). In the period between 2000 and the seven months ended 31 July 2009, the monetary base increased by 11.3 times and as at 1 August 2009 amounted to UAH 189.2 billion.

The NBU contributed to economic growth in 2007 and 2008 in part through the satisfaction of a continuous increase in money demand as a result of, amongst other things, active re-monetisation of the Ukrainian economy at a rate of 45.6% as at 1 January 2008, as compared to 41.8% as at 1 January 2007. The rate of re-monetisation as at 1 August 2009 was 48.3%. The monetisation process was supported by a deceleration of the money turnover rate: in 2007, the rate of money turnover decreased from 2.39 to 2.19, in 2008 it decreased to 2.08 and in the seven months ended 31 July 2009, the money turnover rate decreased to 2.07.

According to NBU data, the average weighted interest rate on hryvnia deposits was approximately 7.6% in 2006, 8.2% in 2007, 9.9% in 2008 and 13.3% in July 2009. The average weighted interest rate on foreign currency deposits decreased from 5.8% in 2006 and 2007 to 5.4% in 2008 but increased to 9.7% in July 2009. The average weighted interest rate on credits in the national currency fluctuated between 15.1% in 2006, 13.9% in 2007, 17.6% in 2008 and 17.3% in July 2009. The average weighted interest rate on credits in foreign currency increased from 11.3% in 2006 and 2007 to 11.6% in 2008 and followed by a decrease to 9.8% in July 2009.

The following table sets forth information concerning Ukraine’s money supply as at the end of the periods indicated:

Available Money Supply in Circulation in Ukraine(1)

	Year ended 31 December			Seven months ended 31 July
	2006	2007	2008	2009
	(in UAH millions except as noted)
Money outside banks (M0)	74,984	111,119	154,759	151,754
Money supply (M1)	123,276	181,665	225,127	225,665
Money supply (M2)	259,413	391,273	512,527	469,373
Money supply (M3)	261,063	396,156	515,727	471,861
as % of the previous year	134.5	151.7	130.2	91.5
as % of GDP	48.0	55.0	54.3	46.1	(2)
Monetary base	97,214	141,901	186,671	189,200
as % of the previous year	117.5	146.0	131.6	101.4
Deposits in local currency	115,102	192,297	201,835	175,427
Deposits in foreign currency	70,814	91,577	157,905	144,586
Credit extended	245,230	426,867	734,022	718,059

Notes:

(1)	The data include accrued interest.
(2)	Based on 2009 GDP forecast in the amount of UAH 1,022.7 million.

Banking Credit

According to NBU statistics, overall banking credit to the economy increased in real terms by 71.0% in 2006, 74.1% in 2007, 72.0% in 2008, and decreased by 2.2% in the seven months ended 31 July 2009 (as compared to increase of 24.5% in the corresponding period of 2008). Long-term (over one year) lending as a percentage of total lending also increased in 2008, reaching 69.8% of total lending, as compared to 69.2% in 2007, but further decreased in the seven months ended 31 July 2009, reaching 67.8% of total lending. Foreign currency lending accounted for 49.9% in 2007, 59.1% in 2008 and 52.8% in the seven months ended 31 July 2009.

Treasury Bills

Issues of T-bills are conducted through an auction process carried out by the NBU as agent for the Ministry of Finance. Auctions are currently conducted through the NBU’s electronic communication network, pursuant to a schedule approved and published in advance. In 2008, the Government issued T-bills with maturities of up to one year and of four years, five years and seven years in the aggregate amount of UAH 27.3 billion, including T-bills issued in November and December 2008 for the increase of the statutory capital of the state-owned banks in the amount of UAH 17.5 billion and T-bills sold at the market in the aggregate amount of UAH 9.8 billion. In the seven months ended 31 July 2009, the Government issued T-bills with maturities of up to one year and of one year, two years, three years, four years and more than four years in the aggregate amount of UAH 20.5 billion, including T-bills issued for the increase of the statutory capital of the state-owned banks in the amount of UAH 1.0 billion, T-bills in the amount of UAH 9.5 billion issued for the recapitalisation of the three banks in which the State became a shareholder in July 2009, and T-bills sold at the market in the aggregate amount of UAH 10.0 billion. In August 2009, the Government issued further T-bills in the amount of UAH 18.6 billion in connection with an increase in the statutory capital of Naftogas. As of 1 August 2009, non-residents held approximately 0.3% of Ukrainian T-bills. The share of T-bills held by non-residents decreased significantly in 2008 and the seven months ended 31 July 2009 due to foreign capital outflow from the domestic capital market resulting from the global financial downturn and the devaluation of the hryvnia.

Interest Rates

During the financial markets crisis of late 1997 and 1998, the NBU was forced to raise domestic interest rates in order to protect the hryvnia. Yields of T-bills in the secondary market rose to over 70% but dropped to about 50% again in September 1998. In the primary market, average T-bill yields decreased further to 20.5% in 2000 and 9.8% in 2003. The average T-bill yields sold in the primary market fluctuated between 9.3% in 2006, 6.7% in 2007, 14.9% in 2008 and 16.9% in the seven months ended 31 July 2009.

The following table sets out the average refinancing rates and average yields of treasury bills for the periods indicated:

		Treasury bill yields
			Including:
	Weighted average rates under all refinancing instruments	Average	T-bills sold at the market	T-bills issued for share capital increase
2006	11.5	9.3	9.3	N/A
2007	10.1	6.7	6.7	N/A
2008	15.3	11.7	14.9	9.5
Seven months ended 31 July 2009	17.0	12.6	16.9	9.5

Source: NBU

The NBU plans to increase the importance of its interest rate policy (which includes discount, overnight loan, overnight deposit, refinancing rates and certain other rates) as an instrument of monetary regulation. To this end, the NBU is contemplating important improvements in the regulation of short-term market interest rates through improving the approach to establishing interest rate corridors for asset and liabilities transactions and strengthening the connection between short-term and long-term interest rates through minimising the exposure of interest rates to non-market risks. The NBU believes that the efficiency of its interest rate policy could be strengthened if the Government continues to support further development and institutional improvement of the stock market and non-banking financial services markets.

Exchange Rates

The currency of Ukraine, the hryvnia, was introduced in 1996. In 2006 and 2007, the hryvnia was stable against the dollar at the level of UAH 5.05 = U.S.$1.00 and depreciated against the euro by 11.4% and 11.6%, respectively. In 2008, drastic fluctuations of foreign currency demand and supply adversely affected hryvnia exchange rate dynamics and the hryvnia depreciated against the dollar by 52.5% and against the euro by 46.3%. In the seven months ended 31 July 2009, the hryvnia strengthened against the dollar by 0.03% and against the euro by 0.35%.

In 2008 and in the seven months ended 31 July 2009, the balance of intervention by the NBU had a deficit of U.S.$3.9 billion and U.S.$7.4 billion, respectively, that contributed to exchange rate stabilisation. In addition, at the end of 2008 the NBU introduced foreign currency auctions for banks as a new form of interventions, and starting from February 2009, the NBU introduced special auctions where foreign currency funds are sold to the population for the purpose of making payments under retail loans in foreign currencies. In the seven months ended 31 July 2009, the NBU sold U.S.$1,269.2 million at foreign currency auctions, including U.S.$721.2 million sold at the auctions for the retail loan repayments. The NBU believes that foreign currency auctions are an efficient instrument, as a result of introduction of which physical cash exchange rate strengthened against the dollar by 5% to 6% on average, while at the interbank market hryvnia strengthened by 8.5%.

Pursuant to the NBU’s monetary lending policy principles for 2006, the NBU was to maintain the official hryvnia/U.S. dollar exchange rate at between UAH 5.00 and 5.20 = U.S.$1.00 to address the goal of reducing inflation. Throughout 2006, the official hryvnia/U.S. dollar exchange rate was unchanged at UAH 5.05 = U.S.$1.00 with market exchange rates fluctuating at between UAH 5.00 and 5.10 = U.S.$1.00. Pursuant to the NBU’s monetary lending policy principles for 2007, the official hryvnia/U.S. dollar exchange rate in 2007 was targeted at between UAH 4.95 and 5.25 = U.S.$1.00. During 2007, the official hryvnia/U.S. dollar exchange rate remained at UAH 5.05 = U.S.$1.00, with market exchange rates fluctuating at between UAH 5.00 and 5.08 = U.S.$1.00.

Under the NBU’s monetary lending policy principles for 2008 the official hryvnia/U.S. dollar exchange rate was initially targeted at between UAH 4.95 and 5.25 = U.S.$1.00. However, on 22 May 2008 the NBU revalued the hryvnia against the U.S. dollar by 4% in an attempt to reduce inflationary pressure on the Ukrainian economy. The official hryvnia/U.S. dollar exchange rate on 22 May 2008 was UAH 4.85 to the dollar compared with UAH 5.05 to the dollar immediately prior to such revaluation.

However, starting from September 2008, as a result of decreased foreign currency proceeds under export transactions and external borrowings against the background of global financial downturn and reduced external demand, a significant deficit of foreign currencies was recorded at the Ukrainian foreign exchange market. On 7 October 2008, the NBU Council revised the official hryvnia/U.S. dollar exchange rate target at the level of UAH 4.95 = U.S.$1.00 with possible fluctuations in the range of +/- 8%, and on 27 October 2008 the NBU Council decided to remove the official hryvnia/U.S. dollar exchange rate target from the principles for monetary lending policy for 2008. In 2008, the average official hryvnia/U.S. dollar exchange rate was UAH 5.27 to the dollar while market exchange rates fluctuated at between UAH 4.57 and 8.90 = U.S.$1.00.

From the beginning of 2009, a deficit of foreign currencies continues to be recorded on the Ukrainian foreign exchange market. This deficit is the result of negative market expectations, deepening of the global economic downturn, reduced external demand and reduced foreign currency inflows into the country in a form of export revenues and external borrowings. In the seven months ended 31 July 2009, the average official hryvnia/U.S. dollar exchange rate was UAH 7.67 to the dollar while market exchange rates fluctuated at between UAH 7.57 and 8.65 = U.S.$1.00.

The official hryvnia/U.S. dollar exchange rate reported by the NBU on 21 September 2009 was UAH 8.01 = U.S.$1.00.

The following table sets out the average and period end official hryvnia/U.S. dollar exchange rates reported by the NBU:

	Average	Period end
2004	5.32	5.31
2005	5.12	5.05
2006	5.05	5.05
2007	5.05	5.05
2008	5.27	7.7
Seven months ended 31 July 2009	7.67	7.70

Source: NBU

By the end of 2009, the exchange rate policy of the NBU is expected to be carried out in line with the Memorandum on Economic and Financial Policy entered into within the framework of the IMF stand-by arrangement. In particular, the NBU expects to support the exchange rate policy flexibility, such rate reflecting the ratio between demand and supply at the Ukraine’s foreign exchange market. In line with the Memorandum on Economic and Financial Policy, the NBU has completed the transition to a flexible exchange rate by changing the methodology for the calculation of the official hryvnia/U.S. dollar exchange rate. Starting from May 2009, the official hryvnia/U.S. dollar exchange rate is determined based on the average weighted exchange rate at the Ukrainian foreign exchange market as of the preceding business day, with possible fluctuations +/- 2%.

The NBU also has a number of other monetary tools that it can use to support the hryvnia. These include licensing and registration requirements applicable to movements of financial capital and a maximum 180-day period between the prepayment of imported goods and their delivery, as well as reserve requirements and open currency position limits. In March 2005, the NBU cancelled the 2% limitation on maximum deviation between retail exchange rates and official exchange rates that was established by the NBU at the end of 2004 in an attempt to address the negative consequences of political instability at that time. From 1 April 2005, the NBU also cancelled the requirement for obligatory sales of 50% of hard currency earnings by exporters, as well as certain other limitations on purchase of foreign currency on the interbank market.

In 2004, 2005 and 2006, the NBU amended the foreign currency trade rules to allow same-day arbitrage operations and foreign currency forward operations and to allow foreign banks to purchase or sell cash hryvnia from Ukrainian banks. The NBU also removed certain limitations on credit operations’ interest rates and introduced new open currency position limits. In addition, the NBU clarified its powers in the interbank currency market, namely, the power to establish the maximum margin between the official exchange rate and the purchase or sale rate and the power to establish the maximum foreign currency cash amount that may be sold to resident individuals. In 2005, the NBU also further liberalised the regulations governing foreign investments into Ukraine and the movement of foreign and domestic currency and precious metals through Ukrainian customs by natural persons. Accordingly, the scope of transactions permitted for market participants has been considerably expanded, and in 2006 no further measures were required in the direction of liberalisation.

In 2007, the NBU further liberalised the regulations governing cross-border movement of national currency and also amended the regulations on foreign borrowings by Ukrainian residents, such amendments included, amongst others, an introduction of a simplified loan agreement registration procedure for Ukrainian banks and a clarification of the maximum interest rate restrictions. In addition, in 2007, the NBU extended the period during which residents could use funds in foreign currencies purchased at the interbank market from five to 10 business days, as well as broadened the list of transactions permitted for the foreign exchange market participants. In particular, insurance companies are now entitled to purchase and transfer funds in foreign currencies under re-insurance agreements with foreign re-insurers, and banks have the right to purchase coins from foreign mints.

In 2007, the NBU started implementing gradual measures aimed at reducing the level of dollarisation in the economy and increasing the use of the national currency for lending. For example, with effect from April 2007, the NBU introduced increased provisioning requirements for loans in foreign currency and with effect from 20 November 2007 the NBU has required banks to create provisions for loans raised from foreign banks. See “The Banking System and Securities and Financial Services Markets in Ukraine — The Banking System of Ukraine”. These and other measures have contributed to the deceleration in the rate of the dollarisation of the economy: in 2007, the growth rate of the economy dollarisation level fell by 18.5% to 22.8% as compared to a 14.3% increase in 2006. However, in 2008, the economy dollarisation level increased by 34.2% to 30.6%, which was followed by a further increase by 5.2% to 32.2% in the eight months ended 31 August 2009. In addition, in June 2007, the NBU established a legal framework within which the EBRD can provide loans, in particular long-term loans, in the national currency to residents of Ukraine.

In 2008, the NBU continued implementing measures aimed at further liberalising the foreign exchange market. These measures included permission for individuals to make wire transfers abroad, if such transfers are unrelated to entrepreneurial or investment activities, without any limitation as to amount, as well as authorisation to legal entities to pay accession or membership fees to international organisations without the need to receive an individual licence from the NBU. In addition, State Enterprise “Ukrposhta” (Ukrainian Mail) was authorised to perform foreign exchange operations as well as individual transfers abroad, and certain changes have been made in order to accelerate settlements at the interbank foreign exchange market. Furthermore, from 4 November 2008, pursuant to the amended foreign currency trade rules, Ukrainian banks are required to perform all foreign currency trades only at the time when the NBU deal confirmation system is operative; thus, the NBU is able to receive full real-time information on conditions on the Ukrainian interbank foreign exchange market (market exchange rates and trade volumes) and, based on such information, to adjust its forecasts and actions as appropriate.

In 2008-2009, the NBU implemented a number of measures aimed at improving the foreign investment regime and increasing the investment attractiveness of Ukraine’s economy. These measures include permitting foreign investors to place deposits in hryvnias with Ukrainian banks, removing limitations on a maximum period during which hryvnia funds must be used for a foreign investment and simplifying purchase of foreign currency funds for repatriation of investments made into blue chip companies. Also, in 2008, the NBU liberalised rules governing physical transfers of cash and banking metals out of and into Ukraine. From October 2008, taking into account increased interest rates under borrowings on the international markets, the NBU removed maximum interest rate limitations for all loans other than loans with maturities of less than one year.

From October 2008, the NBU introduced a number of currency control limitations, some of which have since been removed. Restrictions that were introduced beginning in October 2008 but removed by 25 August 2009 included a restriction on purchasing foreign currency for payments to non-residents for imports of products or services that are not transported to or used in the territory of Ukraine and a UAH 75,000 limitation on the maximum amount permitted for transfer abroad by individuals for certain non-trade purposes. As of 25 August 2009, the following restrictions remain in place:

•	limitations on operations in hryvnias that may be performed through correspondent accounts of non-resident banks opened with Ukrainian banks;

•	a 5 business day maximum period during which a resident company must use foreign currency funds purchased on the foreign exchange market;

•	a restriction, with certain exceptions, on exchange of foreign currencies that are not freely convertible into hard currencies and vice versa;

•	a prohibition on banks acting as both seller and buyer in transactions on sale/purchase of a particular foreign currency for hryvnia at the interbank foreign exchange market; and

•	restrictions on opening correspondent accounts in hard currencies in certain foreign banks.

In addition, in April 2009, the NBU introduced a new methodology for calculating new open currency position limits of banks.

Within the framework of the regulation of the foreign exchange market, the NBU is currently considering routes for further development in currency risk hedging instruments and simplifying procedures for the licensing of certain foreign exchange transactions. Furthermore, the NBU is contemplating the implementation of partial loan guarantees from the IFC in Ukraine. In addition, the NBU plans to improve the main mechanisms and instruments of the regulation of financial capital import and export. To this end, the NBU expects that a new law on currency control and a Concept of Foreign Exchange Policy will be enacted contributing to, amongst other things, a reduction of the use of foreign currencies in the territory of Ukraine.

In February 2009, due to the necessity to reduce volumes of speculative transactions at the interbank foreign exchange market, the NBU imposed a temporary prohibition on performance of sales/purchases of foreign currency on “forward” and “spot” terms. Such restrictions for spot operations were removed in September 2009 and it is expected that restrictions for forward operations will be removed at the end of October 2009.

International Reserves

At 31 December 2006 as compared to 31 December 2005, international reserves further increased by U.S.$2,865.4 million, or 14.8%, to U.S.$22,256.0 million, equivalent to approximately 4.4 months of import coverage. In 2006, international reserves dynamics were influenced by proceeds from the external borrowings, including placement of the notes of external state borrowing, the NBU intervention surplus and, in relation to the currency structure of the international reserves, positive exchange difference as a result of the decline in value of the U.S. dollar as compared to other hard currencies.

As at 31 December 2007 as compared to 31 December 2006, international reserves increased by U.S.$10,207.3 million, or 45.9%, to U.S.$32,463.3 million, equivalent to approximately 4.7 months of import coverage. In 2007, international reserves dynamics were also influenced by proceeds from the external borrowings, including placement of the notes of external state borrowing, the NBU intervention surplus and positive exchange difference as a result of the decline in value of the U.S. dollar as compared to other hard currencies.

At 31 December 2008 as compared to 31 December 2007, international reserves decreased by U.S.$920.1 million, or 2.8%, to U.S.$31,543.2 million, equivalent to approximately 6.9 months of import coverage. This decrease was principally attributable to large volumes of sales by the NBU of foreign currencies in the fourth quarter of 2008, volumes of state debt repayments as well as positive exchange difference as a result of the strengthening in value of the U.S. dollar as compared to other hard currencies. At the same time, in 2008, the dynamics of the international reserves were positively influenced by the state borrowings from the World Bank, EU and IMF.

In the seven months ended 31 July 2009, international reserves decreased by U.S.$1.9 billion or 6% to U.S.$29,635.1 million, equivalent to approximately 5.9 months of import coverage. The decrease was attributable to the deficit of the balance of the NBU interventions and volumes of state debt repayments. In May and July 2009, international reserves increased as a result of borrowings from the IMF.

Dynamics of international reserves

	As at 31 December			As at 31 July
	2006	2007	2008	2008	2009
	(in U.S.$ millions)
International reserves (1)	22,256.0	32,463.3	31,543.2	37,915.5	29,635.1
including:
Monetary gold(2)	357.7	490.1	529.6	548.8	575.3
Reserves in SDR and reserve position in IMF	1.5	2.8	8.6	4.7	4.1
Foreign currency(3)	21,896.8	31,970.4	31,005.0	37,361.9	29,055.7

	As at 31 December			As at 31 July
	2006	2007	2008	2008	2009
	(in U.S.$ millions)

Import coverage (month)(4)	4.4	4.7	6.9	4.9	5.9

Notes:

(1)	International reserves are equal to the sum of foreign currency, SDR and monetary gold.
(2)	Cost of gold is calculated on the basis of the price for one ounce of gold in U.S. dollars at the London Precious Metal Exchange.
(3)	Including securities issued by non-residents.
(4)	Imports of goods and services of the immediately succeeding months are used for these calculations.

Source: NBU

THE BANKING SYSTEM AND SECURITIES AND FINANCIAL SERVICES MARKETS IN

UKRAINE

The Banking System in Ukraine

A two-tier banking system exists in Ukraine, comprising the National Bank of Ukraine (NBU), which supervises the commercial banks, and the commercial banks, which operate as multi-purpose or specialised (mortgage, investment, savings or clearing) banks. Following Ukraine’s accession to the WTO in May 2008, it is expected that Ukraine’s banking system will include branches of foreign banks established and functioning in the territory of Ukraine. The Law of Ukraine “On Banks and Banking” gave the NBU power and independence to pursue monetary policy and to regulate and supervise the banking sector by, for example, authorising the NBU to suspend a bank’s licence to conduct banking activities and to close banks whose licences have been terminated.

As of 1 January 2009, 198 banks were registered in Ukraine (of which 184 held licences from the NBU to perform banking transactions) with a total registered and paid statutory capital of UAH 82.5 billion, representing a 92.3% increase in statutory capital in 2008 following a 63.2% increase during 2007 and a 62.7% increase during 2006. As of 1 January 2009, the total assets of all banks in Ukraine amounted to UAH 973.3 billion (U.S.$126.4 billion), their credit portfolio amounted to UAH 792.4 billion (U.S.$102.9 billion), their balance-sheet capital (net worth) amounted to UAH 119.3 billion (U.S.$15.5 billion), their deposit capital received from corporate entities amounted to UAH 143.9 billion (U.S.$18.7 billion), and their deposits from individuals amounted to UAH 213.2 billion (U.S.$27.7 billion), using the then current official hryvnia/U.S. dollar exchange rate UAH 7.7 = U.S.$1.00.

As at 1 July 2009, 198 banks were registered in Ukraine (of which 187 banks held licences from the NBU to perform banking transactions) with a total registered and paid statutory capital of UAH 92.0 billion representing an increase of 11.6% in statutory capital in the six months ended 30 June 2009. As at 1 July 2009, the total assets of all banks in Ukraine amounted to UAH 944.5 billion (U.S.$123.8 billion), their credit portfolio amounted to UAH 749.7 billion (U.S.$98.3 billion), their balance-sheet capital (net worth) amounted to UAH 112.6 billion (U.S.$14.6 billion), their deposit capital received from corporate entities amounted to UAH 117.6 billion (U.S.$15.4 billion), and their deposits from individuals amounted to UAH 196.7 billion (U.S.$25.8 billion), using the then current official hryvnia/U.S. dollar exchange rate UAH 7.63 = U.S.$1.00.

For 2009, the commercial banks operating in Ukraine were divided by the NBU into four groups according to the value of their assets and the amount of their regulatory capital as at 1 December 2008. As of 1 December 2008, the first group included 18 major banks with total assets of more than UAH 14,000 million and regulatory capital of more than UAH 1,500 million; the second group included 20 banks with total assets ranging from UAH 4,000 million to UAH 14,000 million and regulatory capital ranging from UAH 500 million to UAH 1,500 million; the third group included 24 banks with total assets ranging from UAH 1,500 million to 4,000 million and regulatory capital ranging from UAH 200 million to UAH 500 million; and the fourth group included 120 banks with total assets of less than UAH 1,500 million and regulatory capital less than UAH 200 million. Although as at 1 July 2009 certain banks have exceeded or have not reached the thresholds for their respective groups, throughout the year they remained in the groups to which they were allocated by the NBU as at 1 December 2008.

The minimum statutory capital requirements for national, regional and cooperative banks established prior to 4 October 2006 are €5 million, €3 million and €1 million, respectively. With effect from 4 October 2006, the minimum statutory capital requirement for all banks at the time of their registration is €10 million. Such requirement applies only to banks which have been established after 4 October 2006. In addition, from 4 October 2006 until 5 August 2009 banks may have been established only in the form of an open joint stock company or a cooperative bank (i.e., it was not permitted to establish banks in the form of a closed joint stock company or a limited liability company and banks existing in the form of a closed joint stock company or a limited liability company had three years until 4 October 2009 to change their form into an open joint stock company or a cooperative bank).

Furthermore, on 29 April 2009, the Law of Ukraine “On Joint-Stock Companies” entered into force. This law provides that joint stock companies in Ukraine are to be established in the form of a public or private joint-stock company. Companies established previously as open joint-stock companies or closed joint-stock companies are required to reorganise into a public or private joint-stock companies by 29 April 2011. Pursuant to the amendments to the Law on Banks and Banking, which became effective on 5 August 2009, banks may be established only in the form of a public joint stock company or a cooperative bank. The NBU has recommended that Ukrainian banks which have not yet reorganised from closed joint stock companies or limited liability companies reorganise directly into public joint-stock companies in order to comply with the 4 October 2009 deadline.

In Ukraine, the regulatory capital of a bank (i.e. the sum of principal and additional capital) must not be less than the minimum statutory capital. Since 1 May 2004, the NBU calculates minimum regulatory capital requirement in UAH by reference to the euro amounts as set forth in the 2001 Directive on Ukrainian Banking Activity Regulation. With effect from October 2008, the NBU revised the minimum regulatory capital requirement for the banks establishing a €10 million (UAH 74,194,000 as determined by the NBU for 2009) minimum amount of regulatory capital for all banks (as opposed to previously-effective differentiated requirements based on the period of a bank’s activity). Banks with the regulatory capital below the minimum required amount have to increase the capital to comply with the newly established requirements. In particular, banks with the amount of regulatory capital exceeding €8 million are required to increase such amount to €9 million as at 1 July 2009 and to €10 million as at 1 July 2010. If the amount of regulatory capital of a bank is below €8 million, it is required to increase such amount to €7 million as at 1 January 2010, €8.5 million as at 1 January 2011 and €10 as at 1 January 2012. These regulatory capital requirements are subject to periodic increases, which may present problems for banks that are insufficiently capitalised.

The minimum regulatory capital adequacy ratio of existing banks is currently 10%. For banks that have been operating for less than 12 months, this ratio is 15%, and for banks that have been operating between 12 and 24 months, this ratio is 12%. The average regulatory capital adequacy ratio of all Ukrainian banks was 14.5% as of 1 July 2009. The minimum ratio of regulatory capital to total assets reflects the amount of the regulatory capital necessary for the banks to perform active operations and is set by the NBU at 9%. The average ratio of regulatory capital to total assets of all Ukrainian banks was 12.6% as of 1 July 2009. Starting from December 2007, the NBU Directive on Ukrainian Banking Activity Regulation requires banks to take account of foreign exchange risks in the calculation of the regulatory capital adequacy ratio as well as to maintain sufficient level of regulatory capital to cover risks arising out of mismatches in the assets’ and liabilities’ maturities.

In 2006, the registered and paid statutory capital of Ukrainian banks increased by 62.7% and amounted to UAH 26.3 billion as at 31 December 2006, their regulatory capital increased by 56.0% and amounted to UAH 41.1 billion, and the balance-sheet capital (net worth) of these banks increased by 67.2% and amounted to UAH 42.6 billion. In 2007, the registered and paid statutory capital of Ukrainian banks increased by 63.2% and amounted to UAH 42.9 billion as at 31 December 2007, their regulatory capital increased by 75.6% and amounted to UAH 72.3 billion, whilst balance-sheet capital (net worth) increased by 63.5% and amounted to UAH 69.6 billion as at 31 December 2007.

In 2008, the registered and paid statutory capital of Ukrainian banks increased by 92.3% during the course of the year and amounted to UAH 82.5 billion at 31 December 2008, their regulatory capital increased by 70.3% and amounted to UAH 123.1 billion, and the balance-sheet capital (net worth) of these banks increased by 71.4% and amounted to UAH 119.3 billion. In the six months ended 30 June 2009, the regulatory capital of Ukrainian banks decreased by 2.9% (compared with increase of 23.1% in the six months ended 30 June 2008) and amounted to UAH 119.5 billion as at 1 July 2009, and the registered and paid statutory capital increased by 11.6%, amounting to UAH 92.0 billion (compared with increase of 24.2% in the six months ended 30 June 2008). In the six months ended 30 June 2009, balance-sheet capital (net worth) decreased by 5.6% (as compared to 20.3% increase in the six months ended 30 June 2008) and amounted to UAH 112.6 billion. The 2.9% decrease in the regulatory capital of Ukrainian banks recorded in the six months ended 30 June 2009 was largely attributable to the banks’ losses in this period and to regulatory capital adjustments for the UAH 7.3 billion discrepancy between the gap in long-term assets and liabilities on the one hand and total registered and paid-in statutory capital on the other hand. The 5.6% decrease in balance-sheet capital (net worth) in the six months ended 30 June 2009 was largely due to UAH 14.3 billion of losses incurred by Ukrainian banks in this period. These losses, in turn, were caused by an increase in banking expenditures, including deductions for provisions amounting to UAH 33.1 billion.

Two of the largest banks in Ukraine, the State Export-Import Bank of Ukraine (Ukreximbank) and the State Oschadnyi Bank (Savings Bank), are fully state-owned. From 2006 to 2009, the Cabinet of Ministers increased the statutory capital of Oschadnyi Bank and Ukreximbank by UAH 13,189.0 million and 9,259.5 million, respectively. In particular, in 2008, the statutory capital of Oschadnyi Bank was increased by UAH 12,970.0 million and in 2008 and 2009, the statutory capital of Ukreximbank was increased by UAH 5,276.6 million and UAH 2,655.9 million, respectively.

As of 1 July 2009, 51 banks in Ukraine had some foreign shareholders, and 17 of these banks were fully foreign-owned. The share of foreign capital in the total registered statutory capital of Ukrainian banks increased from 27.6% as at 31 December 2006 to 35.0% as at 31 December 2007, 36.7% as at 31 December 2008 and 39.1% as at 30 June 2009, respectively.

During 2005-2009 certain banks with foreign capital became more active in the Ukrainian market. The Polish PKO Bank Polski S.A. acquired Kredyt Bank, Russian NRB-Ukraine acquired Energobank and SEB International Group acquired Bank Ajio through the Lithuanian Vilniaus Bankas. Significant takeovers in 2005-2009 also include the acquisition by Raiffeisen International Bank-Holding AG (Austria) of Bank Aval, the acquisition by BNP Paribas of 51% of the shares in UkrSibbank, the acquisition by the Russian Vneshtorgbank of 98% of the shares in Bank Mriya, the acquisition by Credit Agricole S.A. of 98% of the shares in Index Bank, the acquisition by the Hungarian OTP Bank of 100% of the shares in Raiffeisen Bank Ukraina, the acquisition of Prestige Bank by the Austrian Erste Bank, the acquisition of Tas-Kommerzbank by Swedbank, the acquisition of Ukrsotsbank by Bank Austria Creditanstalt AG, the acquisition of Bank Forum by Commerzbank, the acquisition of Pravex Bank by Intesa Sanpaolo and the acquisition by Vnesheconombank of Prominvestbank

The NBU expects the Ukrainian banking market to become more competitive as a result of the deregulation of the banking industry, the enactment of laws permitting foreign banks to operate branch offices in Ukraine and Ukraine’s accession to the WTO. Starting from 16 May 2008, foreign banks may operate branch offices in Ukraine, subject to certain access criteria established by the Law “On Banks and Banking”. One of the pre-requisites to be satisfied before general permission is granted to open and operate a branch is that the NBU and a bank supervisory authority of the foreign state where the relevant parent is head-quartered execute an agreement about their co-operation in the bank supervision field and the harmonisation of principles and terms of such supervision. To date, only a few such agreements have been signed by the NBU, including with banking regulators of such countries as Armenia, Belarus, China, Cyprus, Kyrgyzstan, Latvia, Lithuania, Luxembourg, Poland and Russia.

The banking sector has suffered from a number of significant weaknesses, which have included undercapitalisation, weak corporate governance and management, poor asset quality and excessive political interference in certain banks. Since 1997, Ukraine has been implementing a series of banking sector reforms under the IMF reform programme with the aim of supporting commercial banks that undertake structural reforms and demonstrate long-term stability. Since the beginning of 1998, banks have been required to prepare accounts that are based in many respects on International Accounting Standards and International Financial Reporting Standards.

The 2001 Law of Ukraine “On the Fund for Guaranteeing the Deposits of Individuals” (the “Deposits Securing Law”) introduced a system of securing deposits held by individuals with Ukrainian banks that modified the existing system, which was established in 1998 by the Presidential Decree “On Measures for the Protection of Rights of Individuals — Depositors of Commercial Banks of Ukraine” (the “Decree”). Pursuant to the Deposits Securing Law, commercial banks in Ukraine are obliged to remit to the Fund for the Guaranteeing of Deposits of Individuals (the “Fund”), which was established under the Decree and which operates according to the Deposits Securing Law, an initial duty in the amount of 1% of their registered statutory capital, payable once after obtaining a banking licence, as well as a regular duty in the amount of 0.25% of the aggregate amount of deposits, including interest accrued, payable twice a year and a special duty established by the Fund upon the occurrence of certain circumstances. The Fund guarantees deposits with commercial banks, including any interest, up to a maximum of UAH 150,000 (as of 5 November 2008) per depositor with each such bank. Deposits are recognised as unavailable, i.e. eligible for compensation, on the day of appointment of a bank’s liquidator. The Deposits Securing Law does not apply to the Oschadnyi Bank, whose retail deposits are guaranteed by the State. Since Ukraine’s accession to the WTO, the Deposits Securing Law applies to branch offices of foreign banks operating in Ukraine. As of 1 July 2009, the Fund had 185 member banks and the total accumulated by the Fund was UAH 4,530 million. See “The Banking System and Securities and Financial Services Markets in Ukraine—Recent Developments in the Banking Sector”.

The NBU is responsible for the reorganisation or closure and liquidation of insolvent banks to strengthen confidence in the banking sector. In 2001, one of Ukraine’s largest banks, Bank Ukraina, was declared insolvent by the NBU, the representative of which was appointed liquidator of Bank Ukraina. The liquidation of Bank Ukraina was finalised in April 2009. As at 31 December 2008 and 30 June 2009, 13 and 9 banks were in liquidation, respectively, and liquidation of an additional four banks has commenced since 30 June 2009. See “The Banking System and Securities and Financial Services Markets in Ukraine—Recent Developments in the Banking Sector”.

Banks are required to submit an annual report that contains audited financial statements as well as a general description of their business. Banks are also required to submit to the NBU financial and statistical data on daily, weekly, monthly and other bases that permits permanent review by the NBU of the banks’ performance and financial position. In addition, banks are required to publish in printed mass media quarterly and annual financial statements as well as certain other information required by the NBU, including information on bank’s shareholders directly or indirectly holding 10% or more of the share capital of the bank.

The NBU oversees the activities of commercial banks using both off-site and on-site inspections and through a system of audits. Banks are subject to inspections by NBU inspectors or auditors appointed by the NBU. The planned inspection may be carried out not more than once per year. The NBU may also decide to carry out an extra inspection if it has sufficient grounds for such inspection.

If a bank violates banking laws and regulations or engages in risky operations threatening the interests of its depositors or other creditors, the NBU may use one of the various measures provided for in the Law of Ukraine “On Banks and Banking”, depending on the nature and the extent of the violation. Such measures include suspension of dividend payments; increase of provisioning requirements; limitation, termination or suspension of certain high risk transactions; prohibition on extending unsecured loans; the imposition of penalties on the bank and its management; and the appointment of a temporary administrator.

Banks must keep reserves to cover exposures under asset transactions (potential losses from lending and securities transactions and accounts receivable) and review those provisions on a monthly basis. Some loans do not require any provisions. These include “budget loans”, credit transactions between entities within the system of one bank (for banks 100% owned by foreign entities), credit transactions with the parent company if such company is assigned an investment-grade credit rating, real-estate backed leasing transactions, subordinated loans, uncommitted off balance sheet credit lines (other than commitments extended to banks) and funds in foreign currency transferred to the NBU. Ukrainian legislation sets forth separate provisioning requirements for loans in national and foreign currency as well as for certain consumer loans. Each of the above groups of loans is classified into five categories, subject to varying provisioning requirements. The following provisioning requirements are set forth for loans in national currency: 1% for standard loans; 5% for loans on watch; 20% for substandard loans; 50% for doubtful loans; and 100% for bad loans. Provisioning requirements applicable to loans in foreign currency are higher than for loans in national currency in line with an NBU policy aimed at reducing credit risks, especially under loans in foreign currencies and are as follows: 2% (50% for loans to borrowers who have no foreign currency earnings) for standard loans; 7% (100% for loans to borrowers who have no foreign currency earnings) for loans on watch; 25% (100% for loans to borrowers who have no foreign currency earnings) for substandard loans; 60% (100% for loans to borrowers who have no foreign currency earnings) for doubtful loans; and 100% for bad loans. Provisioning requirements applicable to consumer loans in hryvnia are: 2% for standard loans; 10% for loans on watch; 40% for substandard loans; 80% for doubtful loans; and 100% for bad loans. Provisioning requirements applicable to consumer loans in foreign currencies are: 50% for standard loans and 100% for loans on watch, substandard loans, doubtful loans and bad loans. Starting from 12 October 2008, banks are prohibited to purchase foreign currency for the purposes of forming provisions under loans in foreign currency.

Performance and Balance Sheet of the Banking System

The banking sector’s asset and liability structure reflects the history of Ukraine’s macroeconomic development.

The hyperinflation experienced from 1992 to 1995 and bank defaults on household deposits undermined public confidence in the banking sector. The banking sector continued to derive the bulk of its profit from foreign exchange operations in 1997. In 1998, the NBU restricted foreign exchange transactions to prevent a further destabilisation of the hryvnia. The 1998-1999 recession led to a sharp reduction of loan disbursements to domestic market participants. The poor credit quality of loan portfolios and the lack of institutional infrastructure for debt recovery accounted for a major part of losses on long-term credits. From 2002 until 2008, bank lending to the economy was rapidly increasing and in 2006 and 2007 it increased by 71.0% and 74.1%, the highest growth rates in recent years. The rapid accumulation of credit resources, improvement of the term structure and reduction in interest rates on credits were the main reasons for the development of lending activity. At the same time, efforts of Ukrainian banks to increase long-term lending against a background of scarcity of long-term resources intensified liquidity and solvency risks of the Ukrainian banking system as a result of mismatches in the term structure of assets and liabilities (for instance, in 2008, long-term loans increased by 73.9%, or UAH 215.8 billion, while long-term deposits grew by only 22.6%, or UAH 29.4 billion. In the six months ended 30 June 2009 long-term loans decreased by 8.5%, or UAH 43.1 billion, while long-term deposits decreased by 31.7%, or UAH 50.5 billion). In the second half of 2008, the gap between long-term assets and liabilities increased by UAH 21.7 billion, and as at 30 June 2009, this gap, although having decreased by UAH 20.7 billion in the six months ended 30 June 2009, continues to be significant (UAH 72.2 billion). See “The Banking System and Securities and Financial Services Markets in Ukraine—Recent Developments in the Banking Sector”.

The NBU continues to balance the size and the structure of assets and liabilities of Ukrainian banks and to limit the risks inherent to their activities. One of the measures taken for this purpose is the introduction, starting from December 2007, of a requirement that banks take account of foreign exchange risks in the calculation of the regulatory capital adequacy ratio and maintain sufficient level of regulatory capital to cover risks arising out of mismatches in the maturities of their assets and liabilities.

Liabilities

In 2008, liabilities of banks increased by 52.3% or UAH 277.0 billion and amounted to UAH 806.8 billion as at 1 January 2009, caused mainly by the growth of:

•	interbank credits and deposits by 61.2%, or UAH 94.5 billion;

•	funds of the NBU, consisting of monies owed by commercial banks in respect of transactions with the central bank, by 35.1 times, or UAH 59.1 billion; and

•	retail deposits by 30.4% or UAH 49.7 billion.

As at 1 January 2009, the ratio of foreign currency liabilities to total liabilities was 61.1%.

As at 1 July 2009, the aggregate liabilities of Ukrainian banks amounted to UAH 752.1 billion, a decrease of 6.8% during the six months ended 30 June 2009, caused mainly by the decline in retail deposits, funds of economic entities and interbank credits and deposits, which decreased during this period by 7.8%, 18.3% and 14.7%, respectively, which was to a certain extent off-set by the increase in funds of the NBU by 38.5%. As at 30 June 2009, the proportion of foreign currency liabilities to total liabilities was 59.5%.

As of 1 July 2009, Ukrainian banks had the following liability structure:

•	funds of economic entities amounted to UAH 117.6 billion (15.6% of the total sum of bank liabilities);

•	retail deposits amounted to UAH 196.7 billion (26.1%);

•	interbank credits and deposits amounted to UAH 212.3 billion (28.2%);

•	budget and non-budget funds amounted to UAH 6.2 billion (0.8%);

•	funds of the NBU amounted to UAH 84.2 billion (11.2%);

•	funds of non-bank financial institutions amounted to UAH 15.2 billion (2.0%);

•	subordinated debt amounted to UAH 23.2 billion (3.1%);

•	own debt securities amounted to UAH 7.0 billion (0.9%);

•	loans from international and other financial institutions amounted to UAH 43.6 billion (5.8%);

•	correspondent accounts of other banks amounted to UAH 10.2 billion (1.4%); and

•	other liabilities amounted to UAH 35.9 billion (4.9%).

As at 1 July 2009, the liabilities of Ukrainian banks to foreign entities amounted to UAH 282.3 billion or approximately 37.5% of their total liabilities. Out of this UAH 282.3 billion, liabilities of foreign-owned banks accounted for approximately 80% of the total due to extensive lending to such banks by their parent banks as well as to increases in exchange rate differences.

Assets

In 2008, net assets (total assets less accumulated reserves on active transactions) increased by 54.5% compared to 2007 and reached UAH 926.1 billion. During the same period, total assets increased by 57.2% and amounted to UAH 973.3 billion. Growth in total assets was mainly the result of growth in Ukrainian banks’ credit portfolios, which increased during 2008 by 63.2%.

In the six months ended 30 June 2009, net assets (total assets less accumulated reserves relating to active transactions) decreased by 6.6% to UAH 864.7 billion. During the same period, total assets decreased by 3.0% to UAH 944.5 billion. Decline in total assets was mainly the result of decline in Ukrainian banks’ credit portfolios and investments in securities, which decreased during the same period by 5.4% and 25.6%, respectively.

As at 1 July 2009, Ukrainian banks’ total assets consisted of the following assets:

•	credit portfolio amounted to UAH 749.7 billion (79.4%);

•	highly liquid assets amounted to UAH 85.0 billion (9.0% of total assets);

•	investments in securities amounted to UAH 30.2 billion (3.2%);

•	accounts receivable amounted to UAH 8.4 billion (0.9%);

•	fixed assets and intangible assets amounted to UAH 37.6 billion (4.0%);

•	accrued revenues that have not yet been received amounted to UAH 26.5 billion (2.8%); and

•	other assets amounted to UAH 7.1 billion (0.7%).

The credit portfolio of Ukrainian banks decreased by 5.4% in the six months ended 30 June 2009, such decline being mainly a result of decline in retail loans, which decreased during this period by 11.0%. In this period, loans denominated in foreign currencies decreased by 13.3%, while loans in hryvnia increased by 6.8%. The credit portfolio of Ukrainian banks has the following structure as of 1 July 2009:

•	credits granted to economic entities amounted to UAH 469.5 billion (62.6% of the total volume of the credit portfolio);

•	credits granted to individuals amounted to UAH 239.2 billion (31.9%);

•	deposits placed with other banks and credits granted to other banks amounted to UAH 39.4 billion (5.3%);

•	deposits placed with the NBU amounted to UAH 0.7 billion (0.1%);

•	credits granted to non-banking financial institutions amounted to UAH 0.4 billion (0.1%);

•	credits granted to state authorities amounted to UAH 1.2 billion (0.2%).

In the credit portfolio of Ukrainian banks in 2008, long-term credits increased by 73.9% and credits in investment activities doubled. In the credit portfolio of Ukrainian banks in the six months ended 30 June 2009, long-term credits decreased by 8.5% and credits in investment activities increased by 0.1%, respectively.

The share of overdue and doubtful credits in the credit portfolio decreased from 1.7% as at 31 December 2006 to 1.3% as at 31 December 2007, but increased to 2.3% as at 31 December 2008 and 5.4% as at 30 June 2009. In the six months ended 30 June 2009, problem loans increased by 2.3 times, or UAH 22.7 billion, including an increase of problem credits granted to economic entities by 2.9 times, or UAH 18.0 billion, and an increase of problem retail loans by 45.0%, or UAH 3.6 billion. This significant increase in problem credits is largely attributable to the deterioration in the financial standing of corporate entities and a decrease in household income against the background of the economic downturn.

In comparison to 2007, revenues of banks increased in 2008 by 79.8% and as of 1 January 2009 amounted to UAH 122.6 billion, which included interest revenues of UAH 88.4 billion (72.1% of total revenues), commission revenues of UAH 19.9 billion (16.2%), results from trade operations of UAH 11.5 billion (9.4%) and other revenues of UAH 2.8 billion (2.3%).

In comparison to the same period in 2008, in the six months ended 30 June 2009 revenues of banks increased by 48.1% and as of 30 June 2009 amounted to UAH 72.0 billion, which included interest revenues of UAH 61.8 billion (85.9% of total revenues), commission revenues of UAH 7.5 billion (10.5%), results from trade operations of UAH 1.3 billion (1.8%) and other revenues of UAH 1.4 billion (1.8%).

Recent Developments in the Banking Sector

In recent years, Ukrainian banks have aggressively expanded their credit portfolios, largely due to improved access to foreign financing. However, the global financial turmoil and the economic downturn in developed economies in the second half of 2008 limited the Ukrainian banking system’s access to foreign financing. In addition, political instability has eroded investors’ confidence in the country’s prospects, which contributed to the withdrawal of foreign capital from Ukraine. These factors, along with negative trends in the real economy, became the main drivers which undermined the period of growing stabilisation in the Ukrainian banking sector. Overall, the financial crisis revealed significant weaknesses in the Ukrainian banking system resulting in massive withdrawals of deposits and lending freezes, such that many Ukrainian banks face problems with liquidity.

In 2008-2009, the NBU, together with experts from international financial organisations, carried out a diagnostic review of all Ukrainian banks in order to identify problem banks and determine the amount of capital they require. According to this review, 56 banks initially required additional capital in an aggregate amount of UAH 38.7 billion. This figure does not include the capitalisation requirements of two of the three banks in which the State became a shareholder in July 2009. The NBU requires owners of problem banks to increase their banks’ share capital based on the results of the diagnostic review. As of 1 September 2009, 15 such banks had completed the recapitalisation programme, with an aggregate increase in share capital of UAH 11.6 billion. In July 2009, the State became a shareholder in two banks that required recapitalisation (see below). Two further banks entered liquidation. As of 1 September 2009, the remaining 37 banks, some of which are under temporary administration, required additional capital in an aggregate amount of UAH 27.0 billion. All banks identified in the diagnostic review are subject to ongoing monitoring by the NBU.

In view of threats to solvency, between November 2008 and August 2009 the NBU imposed temporary administration and a moratorium on the satisfaction of claims of creditors in respect of 19 banks, including four banks that belonged to the group of the largest banks. In March 2009, the temporary administration was removed from one of the largest banks, Prominvestbank, which was acquired by Vnesheconombank. As of 18 September 2009, temporary administration remains in place in 14 banks, and liquidation procedures have been initiated in respect of four small banks that had previously been subject to temporary administration.

The NBU has taken a number of administrative measures to address the instability in the Ukrainian banking sector, including measures aimed at preventing funds outflow, ensuring due liquidity levels and uninterrupted settlements as well as balancing foreign currency demand and supply. In particular, since late 2008, the NBU has adopted several resolutions widening the range of possible means to receive NBU liquidity support by Ukrainian banks, loosening restrictions on several economic ratios and subordinated debt and establishing certain exchange control restrictions. For instance, the purchase of foreign currency by banks is now limited to amounts within their open currency position and is allowed only at maturity of the relevant payment obligation in the same currency. In addition, the NBU took measures aimed at restricting the early withdrawal of deposits from the Ukrainian banking system. By the date of this Consent Solicitation Memorandum, some of such restrictions have been removed, while others are expected to remain in place until the banking system stabilisation. See also “The Monetary System – Exchange Rates”.

Against the background of the significant withdrawal of funds from the banking system, especially of retail deposits, which has adversely affected the banking system, the NBU, as a lender of last resort, continues to refinance affected banks to ensure that such banks have sufficient funding to perform their liabilities. The NBU has also approved regulations on credit support of Ukrainian banks in case of a real threat to the stability of their operations, which govern procedures for extension and prolongation of emergency loans to banks that have approved financial rehabilitation programmes.

Further, the NBU has approved special procedures for financial rehabilitation of banks that provide for simplified procedures and reduced deadlines for the share capital increase registration. The NBU has also approved new regulations governing financial rehabilitation of a bank once a temporary administration has been imposed and regulations governing recapitalisation with participation of the State. In particular, a temporary administrator has been granted powers to reduce the share capital of a bank, determine new nominal value and approve share consolidation as well as additional share issuances. In addition, the NBU has introduced a “supervisor” position, being a new special control instrument for banks that are likely to experience problems. A main function of the supervisor appointed by the NBU is to carry out a detailed evaluation of the bank’s financial standing and prospects and to reveal risks inherent in its activities.

On 31 October 2008, Parliament passed the Law of Ukraine “On Immediate Measures to Avoid Negative Consequences of the Financial Crisis and Amendments to Certain Legislative Acts of Ukraine” which, together with the relevant regulation of the Cabinet of Ministers of Ukraine and resolutions of the NBU, establishes the regulatory framework for recapitalisation of Ukrainian banks by the Government through the purchase of shares of such banks. In particular, the Government has to own or control at least 75% plus one share of a bank’s share capital as a result of recapitalisation (or at least 60% plus one share of a bank’s share capital if the State participates in the recapitalisation together with a third-party investor). The decision on recapitalisation of particular banks is made by the Cabinet of Ministers of Ukraine upon the NBU’s proposal.

On 10 June 2009, the Cabinet of Ministers of Ukraine approved resolutions for the recapitalisation of three Ukrainian banks through the purchase of shares in the banks against contributions of T-bills by the Government. In July 2009, the Government contributed T-bills in the approximate principal amounts of UAH 3.1 billion to OJSB “UkrGasBank”, UAH 3.6 billion to JSCB “Kyiv”, and UAH 2.8 billion to JSC “Rodovid Bank”. The resulting government shareholdings in these banks are 81.6% in UkrGasBank and over 99% in each of the other two banks. The NBU is required to purchase, at par, T-bills contributed in exchange for shares in banks recapitalised using this method upon the banks’ request. Through 31 August 2009, the NBU has purchased T-bills in the aggregate amount of UAH 5.5 billion from the three banks named above. The Government and the NBU are currently considering recapitalisation of other large banks such as Nadra and Ukrprombank. As of 19 September 2009, however, no decision on further recapitalisations has been made. One of the options currently being considered for Ukrprombank’s recapitalisation is a transfer of retail deposits from Ukrprombank to the state-owned Savings Bank, either together with its assets or without the assets but subject to the provision of financing from the State to enable Savings Bank to return such deposits.

Pursuant to the same Law enacted on 31 October 2008, the NBU transferred UAH 1.0 billion to increase funds available for the Fund for pay-outs to depositors of bankrupt banks. In addition, the NBU has approved its regulations on extension of loans by the NBU to the Fund in certain circumstances.

On 23 June 2009, Parliament passed a new law in an effort to address the negative consequences of the financial crisis in Ukraine. According to the NBU, the law contains, among other things, a number of provisions relating to Ukrainian banks and banking services. In particular, the newly adopted law introduces a prohibition on physical cash pay-outs on retail foreign currency loans and foreign currency loans to individuals other than for certain limited purposes, and establishes new rules for the restructuring by banks of problem loans as well as a prohibition on enforcement against mortgaged residential real estate other than in specified circumstances. The law must be signed by the President and promulgated to enter into force. However, it is possible that Parliament will cancel the law in its entirety before it has been signed by the President.

In addition, in accordance with the changes introduced to the Law On Banks and Banking on 24 July 2009, the Government and the NBU are currently contemplating creation of a “bad bank”, that is, a special rehabilitation bank to whose balance sheet troubled assets can be transferred from problem banks to protect the problem banks’ depositors and other creditors.

The Securities Markets in Ukraine

In 2009, exchange-based trading of corporate and municipal securities in Ukraine is currently concentrated on three main exchanges, although the country has ten stock exchanges in total. The three main exchanges are the First Securities Trading System Stock Exchange, “Kyiv International Stock Exchange” and Stock Exchange INNEX, established in 1996 by 31 member companies.

The cumulative aggregate volume of securities issuances registered by the State Securities and Stock Market Commission of Ukraine increased by UAH 153.1 billion, or 36.1%, during 2008 to UAH 577.4 billion as of 31 December 2008. The cumulative aggregate volume of securities issuances registered by the State Securities and Stock Market Commission of Ukraine further increased by UAH 101.3 billion (as compared to a UAH 93.9 billion increase during the seven months ended 31 July 2008), or 17.6%, during the seven months ended 31 July 2009 to UAH 678.7 billion as of 31 July 2009.

In 2008, the total trading volume on all organised and over-the-counter securities markets in Ukraine was UAH 883.4 billion (UAH 754.3 billion in 2007). In the three months ended 31 March 2009, the total trading volume on all organised and over-the-counter securities markets in Ukraine was UAH 308.6 billion (UAH 205.9 billion in the same period of 2008). Trading volume on organised securities markets in 2008 amounted to UAH 37.8 billion (UAH 35.2 billion in 2007). Against the background of global financial downturn, trading volume on organised securities markets in the seven months ended 31 July 2009 amounted to UAH 10.8 billion as compared to UAH 20.9 billion in the seven months ended 31 July 2008.

The State Securities and Stock Market Commission of Ukraine, which was established in 1995, has responsibility for regulating the primary and secondary markets, the licensing and regulation of securities traders, registrars and joint investment institutions, as well as stock exchanges and securities custodians and depositaries. As of 1 July 2009, there were 1,867 professional participants in the securities markets, including 788 brokers, three depositaries conducting both depositary and clearing activities, 271 custodians, 379 registrars, 412 asset management companies, ten stock exchanges and one trade information system.

All companies with more than 150 shareholders are required to have an independent registrar. Entities involved in trading securities are not permitted to manage institutional investors’ assets but may engage in custodial and registrar business.

According to the Main Directions of Development of Securities Market of Ukraine for 2006 — 2010, as approved in March 2006, priorities for stock market development include improving protection of investors’ rights; developing new stock market instruments; developing investment infrastructure; introducing prudential supervision over activities of professional securities market participants; increasing the proportion of securities sales on organised stock exchanges and trade information systems; and improving the National Depository System. The priorities for stock market development determined by the State Securities and Stock Market Commission of Ukraine for 2009 include creation of a system to counteract insider trading and price manipulation; improvement of stock exchange functioning regime; improvement of rules governing professional activities and tightening license requirements to professional participants, and improvement of the procedures governing issuance and circulation of options.

A new version of the Law of Ukraine “On Securities and the Stock Market” was enacted by Parliament on 23 February 2006 and, subject to certain exceptions, came into force on 13 May 2006. The revised law has updated the Ukrainian legal and regulatory framework governing the relations arising out of the issuance and circulation of securities as well as professional activities in the stock market. Throughout 2006 and 2007, the State Securities and Stock Market Commission of Ukraine enacted a number of regulations in furtherance of the revised law “On Securities and the Stock Market”, including new licence requirements for professional participants in the securities market, new regulations governing procedures for disclosure of information by issuers, new regulations on depositary, registrar and clearing activities, and new regulations governing share, corporate bond and mortgage bond issuances, some of which have been amended during 2008. In addition, in December 2007, the State Securities and Stock Market Commission of Ukraine enacted new regulations on the capital adequacy and investment ratios of security traders. Such regulations are designed to limit the risks arising out of their professional activities and have become effective from 1 November 2008.

In June 2008, a number of changes were introduced to the license requirements for professional participants in the securities markets. Among these changes was the requirement that a participant maintain its own equity capital in an amount not less than the amount of its registered statutory capital. The State Securities and Stock Market Commission of Ukraine expects that tightened license requirements may result in the reduction in the number of the professional participants in the securities market, especially in the number of securities traders. In addition, according to the estimates of the State Securities and Stock Market Commission of Ukraine, the number of the professional participants may be affected by the global financial crisis.

On 29 April 2009, a law “On Joint Stock Companies” became effective, providing for a two-year transitional period for existing joint stock companies to change their form into a public or private joint stock company. The new law is aimed at eliminating gaps in various laws and regulations of Ukraine relating to joint stock companies, including, among other things, corporate governance matters, pre-emptive share purchase rights, mandatory buy-outs, and shareholders’ rights protection, especially for minority shareholders. In addition, the law requires public joint stock companies to be listed on at least one stock exchange. Such requirements are expected to contribute to the development of the organised securities market in Ukraine by increasing its size and improving liquidity.

The global financial and economic downturn has adversely affected the Ukrainian securities market. This impact is particularly evident in the decrease of aggregate market capitalisation. The largest declines in market capitalisation have been in companies operating in the main export-oriented industries as well as in banks. Trading volumes on organised and over-the-counter securities markets have also declined, reducing the profitability of securities brokers. In addition, the crisis has had an adverse impact on the structure of assets of professional securities market participants, especially joint investment institutions. In order to address the challenges posed by the global financial crisis and to minimise its adverse effects on the domestic stock market, Parliament introduced changes to the Law of Ukraine “On Joint Investment Institutions (Mutual and Corporate Investment Funds)” effective as of 13 February 2009. Such amendments, among other things, allow joint investment institutions to diversify their assets and provide for a wider range of stock market instruments, which can be employed by market participants for investment. In addition, in January 2009, more stringent liability rules for securities market participants were introduced, in particular with regard to insider trading and price manipulation.

The Financial Services Markets in Ukraine

The State Commission for Regulation of Financial Services Markets of Ukraine, which was established in 2003, has responsibility for regulating the non-bank financial sector. The non-bank financial sector of Ukraine includes insurance companies, insurance and reinsurance brokers, credit unions and other non-bank credit institutions, state entities providing financial services, non-state pension funds and their administrators, pawnshops, financial companies (rendering such services as financial leasing, factoring, provision of sureties and guarantees) and legal entities that do not have the status of financial institution but are permitted to render specific kinds of financial services. The following table sets forth information concerning number of non bank financial institutions as at the end of the periods indicated:

	31 December			30 June
	2006	2007	2008	2009

Credit unions	764	800	829	821

Insurance companies	411	446	483	488

Pawnshops	313	309	314	330
Legal entities which do not have the status of financial institution but are permitted to render specific kinds of financial services	125	171	208	211

Insurance and reinsurance brokers	70	69	61	56

Financial companies	117	171	193	196
Administrators of non-state pension funds	41	50	51	48

Non-state pension funds	79	96	109	108
State entities providing financial services	14	27	30	30

Other non-bank credit institutions	5	8	20	26

In 2008, the assets of insurance companies increased by 30.2% to UAH 41.9 billion, the assets of credit unions increased by 15.2% to UAH 6.1 billion and the assets of non-state pension funds increased by 117.9% to UAH 612.2 million, respectively. In the six months ended 30 June 2009, the trend of the growth in the assets of financial market participants, other than credit unions and leasing companies, has continued. During this period, the growth in the assets of insurance companies and non-state pension funds has decelerated, and the assets of credit unions and leasing companies have reduced, as a result of the financial and economic downturn in Ukraine and globally, political instability, limited access of the market participants to the borrowed funds, decline in companies’ solvency and suspension of investment projects. In particular, the assets of insurance companies increased by 6.0% to UAH 42.0 billion, the assets of credit unions decreased by 25.3% to UAH 3.5 billion and the assets of non-state pension funds increased by 10.8% to UAH 732.2 million, respectively, as of 30 June 2009 as compared to 31 December 2008. The decline of the assets of credit unions in 2009 is largely attributable to the freeze on new lending in late 2008 and 2009 as well as to a withdrawal of deposits by credit union members and an increase in bad loans in this period. The growth rate of the assets of non-state pension funds is principally due to an increase in the number of non-state pension fund participants from approximately 279,000 as at 31 December 2007 to 483,000 as at 31 December 2008 and 491,000 as at 30 June 2009.

The following table sets forth information concerning main indicators of activities of non-bank financial institutions as at the end of the periods indicated:

	31 December			30 June
	2006	2007	2008	2009

Insurance

Number of executed insurance agreements (thousands)	554,579	559,767	675,498	277,371

Total assets (UAH million)	23,995	32,213	41,931	42,000

Insurance reserves (UAH million)	6,014	8,423	10,904	9,620

Gross insurance premiums (UAH million)	13,830	18,008	24,009	9,514

Gross insurance payments (UAH million)	2,599	4,213	7,051	3,276

	31 December			30 June
	2006	2007	2008	2009

Financial companies

Total assets (UAH million)	4,825	3,274	6,012	5,577

Volume of rendered services (UAH million)	12,225	20,898	19,610	10,879

Credit unions

Number of members (thousand person)	1,791	2,392	2,669	1,778

Total assets (UAH million)	3,241	5,264	6,065	3,526
Volume of extended loans to members (UAH million)	2,597	4,516	5,573	3,223
Volume of raised deposits of members (UAH million)	1,927	3,453	3,951	2,374

Pawnshops

Total assets (UAH million)	465	368	525.3	518
Volume of loans extended during the period (UAH million)	1,315	1,404	2,127	836

Non-state pension funds
Number of participants under executed pension contracts (thousand person)	193	279	483	491

Total assets (UAH million)	142	281	612	732

Pension contributions (UAH million)	119.7	234.0	583	670

Pension disbursements (UAH million)	4.0	9.1	27.3	49.3

The Government expects the Ukrainian non-bank financial sector, and in particular the insurance sector, to become more competitive as a result of Ukraine’s accession to the WTO. Pursuant to the changes to the Law of Ukraine “On Insurance” enacted for the purpose of harmonising Ukrainian legislation with WTO requirements, foreign insurers will be permitted to operate branch offices in Ukraine from 16 May 2013, i.e., upon expiry of five years following Ukraine’s accession to the WTO. In addition, starting from 16 May 2008, foreign insurers are permitted, subject to certain access criteria established by the Law “On Insurance”, to perform re-insurance activities in any area as well as insurance activities in a limited number of areas, such as insurance of certain risks related to marine transportation, commercial aviation, missile launching and freight (including satellites). However, before a general permission for a foreign insurer to perform any activities in Ukraine is granted, several pre-requisites need to be satisfied, including execution of an agreement between the State Commission for the Regulation of Financial Services Markets of Ukraine and an insurance supervisory authority of the foreign state where the relevant insurer is head-quartered concerning information exchange as well as the existence of a double taxation treaty between Ukraine and the foreign state where the relevant insurer is headquartered.

The priorities of the State Commission for Regulation of Financial Services Markets of Ukraine for 2009 include: improvement of temporary administration, stabilisation and financial rehabilitation mechanisms in non-banking financial institutions; introduction of prudential supervision over non-banking financial institutions and transition to supervision based on risk evaluation; introduction of a system for guaranteeing the deposits of credit union members and insurance payments under life insurance agreements; ensuring that insurance companies and other market participants have access to banking deposits frozen in troubled banks; improvement of the legislation governing leasing operations; introduction of capital adequacy, asset diversification and asset quality ratios limiting the risks of insurers’ operations with financial assets as well as financial ratios for leasing and factoring companies; and approval of the principles of the transition to the preparation of financial statements in accordance with IFRS.

To achieve these aims, the State Commission for Regulation of Financial Services Markets of Ukraine enacted a number of regulations during 2007-2009. These regulations include rules that govern the activities of non-state pension fund administrators and the functioning of self-regulated organisations of such administrators, establish a licensing framework for activities of construction financing and real estate funds, as well as amend regulatory requirements for credit unions. Furthermore, during this period, the State Commission for Regulation of Financial Services Markets of Ukraine has developed a number of laws, including a draft law aimed at improving protection of individual investors in residential real estate construction and prevention of financial abuses in the residential real estate construction and primary market investment, a draft law aimed at comprehensive regulation of the establishment and activities of pawnshops as well as at protecting the rights of pawnshop clients, and a draft law on improvement of temporary administration mechanisms for insolvent market participants.

The Ukrainian non-bank financial sector has been adversely affected by the global financial crisis largely due to a decline in the quality of banking assets, significant devaluation of the hryvnia, negative changes in the structure of Ukraine’s balance of payments and exports, as well as a decline in foreign borrowings. These factors have already resulted or may by the end of 2009 result in reductions in the value of assets of the respective financial market participants. Other factors having a negative impact on the Ukrainian non-bank financial sector include a freeze on deposits held by financial market participants with problem banks and a decline in market value of financial instruments, especially those which are currently held by insurance companies and non-state pension funds, that have adversely affected the profitability of these entities and the levels of reserves they maintain to cover future payments to customers.

NATIONAL JOINT-STOCK COMPANY “NAFTOGAS OF UKRAINE”

Overview

Naftogas, which is wholly owned by the state of Ukraine, is a vertically integrated oil and gas company, and one of the largest companies in Ukraine. Naftogas concentrates its business activities in the following three principal areas: (i) oil and gas exploration, production and refining activities; (ii) oil and gas transportation and storage activities; and (iii) wholesale distribution of oil, gas and petroleum products.

Oil and gas exploration, production and refining activities are principally comprised of the exploration, development and production of oil, gas and gas condensate, as well as the processing thereof into refined products. Oil and gas transportation and storage activities are principally comprised of the transit of oil and gas of Russian and Central Asian origin to European countries and the CIS, along with oil and gas deliveries to Ukrainian refineries and Ukrainian wholesale and certain ultimate customers. Wholesale distribution of oil, gas and petroleum products is principally comprised of the purchasing and selling of natural gas, oil, condensate and refined petroleum products to and from various entities and the general public. In addition, Naftogas’ other business activities are comprised of activities that support its core business segments, such as research and development, maintenance services for industrial facilities and construction, as well as certain other unrelated business activities.

The table below sets out certain summary information with respect to Naftogas and its business as of 1 January 2009:

Item	Amount
Fields in Production	234
Producing Wells (Gas/Oil/Injection)	2,568 / 2,494 / 312
Length of High Pressure Gas Transit Pipelines	38,276 Kilometres
Compressor Stations/Shops	73 / 110
Compressor Station Capacity	5,450 MW
Length of Gas Distribution Pipelines	347,200 Kilometres
Underground Gas Storage Facilities	13
Length of Oil Pipelines	4,766 Kilometres
Pumping Stations	28
Pumping Station Capacity	357 MW
Gas Processing Plants	5
Natural Gas Filling Stations	91
Number of Personnel	172,000

Naftogas conducts its business principally in Ukraine, where its major production facilities are located. Naftogas does not own but is the sole operator of the oil and gas transportation systems in Ukraine, as the oil and gas transportation systems in Ukraine are owned by the State.

The registered address of Naftogas is 6, B. Khmelnytskogo Street, Kyiv, Ukraine.

Recent Developments

Ukrainian Gas Market

The Ukrainian gas market experienced a number of significant transformations from 2006 through 2008 which have adversely affected Naftogas’ results of operations and financial condition (including its liquidity), primarily due to various significant changes in Naftogas’ operations including, among other things, with respect to the supply of gas to Ukraine, the selling of gas into Ukraine, gas transportation tariffs, and the price of imported gas imported to Ukraine. On 4 January 2006, Naftogas entered into a trilateral agreement with Gazprom (Russian Federation) and RUE. During 2006 and 2007, this agreement adversely impacted the results of operations and liquidity of Naftogas. Moreover, this agreement resulted in substantial changes in the activities of Naftogas, including the following:

•	in 2006 and 2007, the function of supplying natural gas to Ukraine was assigned to RUE;

•	Naftogas and RUE agreed to establish a 50:50 joint venture (Ukrgaz-Energo) to sell natural gas imported to Ukraine from the Russian Federation during 2006 and 2007;

•

the gas transportation tariff charged by Naftogas to customers in Western Europe was increased by 47.0% and was fixed until the beginning of 2011 (however, beginning on 1 January 2008, this gas transportation tariff was further increased by 6.25% to U.S.$1.70 per one hundred kilometres for transit services per 1,000 cubic metres of gas); and

•	the imported gas price for Naftogas substantially increased (by approximately 73.0%) from 1 January 2006 to 31 December 2006.

With effect from 1 January 2007, Naftogas experienced a further increase in the price of imported gas of approximately 47% in 2007 (as compared to 2006) and, from 1 January 2008, a further 38% increase in the price of imported gas (as compared to 2007). To react to these increases in the price of imported gas, the Government adopted a number of consecutive increases in tariffs to raise the selling prices for gas consumed by residential consumers and public utility companies in 2008 and 2009. Any possible future increase in imported gas prices may require the Government to adopt a further change in tariffs to raise the selling prices on the domestic market and/or require the Government to provide subsidies to Naftogas from the State Budget.

In 2008 and 2009, Naftogas and the Government implemented a series of actions on the gradual transition to direct contracts with gas suppliers and the renewal of gas distribution to industrial customers’ segment directed at restoring Naftogas’ monopoly status in Ukraine. In particular, on 12 March 2008, Naftogas and Gazprom signed a revised agreement which regulated the supply and distribution of gas in 2008. Subsequently, Naftogas signed an agreement with RUE with respect to the import of gas to Ukraine in 2008. In accordance with the revised agreement with Gazprom, beginning in April 2008, Naftogas was supplied with sufficient volumes of gas to guarantee the renewal of gas distribution to its industrial customers, including the volume of 3.2 billion cubic metres of gas (out of the contracted volume of 7.5 billion cubic metres of gas), which Naftogas is obliged to supply to a Gazprom subsidiary in Ukraine for further distribution of such gas to industrial customers in Ukraine.

After an almost-two week interruption in natural gas supplies from Gazprom, on 19 January 2009, Naftogas entered into new agreements with Gazprom in respect of natural gas supplies and transit for the period from 2009 to 2019. According to the new transit agreement, the tariff on gas transit through Ukraine in 2009 is U.S.$1.70 per one hundred kilometres for transit services per one thousand cubic metres of gas. Beginning in 2010, this tariff will be calculated using a formula with an expected increase of approximately 57-60% in 2010. According to the new gas supply agreement, the price for natural gas supplied for domestic consumption in Ukraine in the first quarter of 2009 was U.S.$360.00 per one thousand cubic metres of gas. Beginning in the second quarter of 2009, the price for gas is calculated using a formula. Due to the decrease in world prices for oil and oil products, which are the underlying parameters of the formula, the weighted average purchase price for imported gas in 2009 is expected to be approximately U.S.$228.00 per one thousand cubic metres of gas. In addition, this new gas supply agreement contains a binding commitment for Naftogas to purchase certain volumes of gas; if this obligation is breached, a penalty varying from 150% to 300% of the cost of the volume of gas not so purchased may be applied. As of the date of this Consent Solicitation Memorandum, Naftogas was in compliance with the terms of this agreement. However, it is Naftogas’ expectation that its minimum gas purchase commitment for 2009 may be amended further to the currently ongoing consultations between

Naftogas and Gazprom. Should the parties fail to agree upon a reduction of the currently applicable minimum gas purchase commitment for 2009, Naftogas, under certain circumstances set out in the gas supply agreement, may be required to pay penalties to Gazprom in addition to the payment of the purchase price for the minimum gas purchase commitment. Taking into account the current progress of the aforementioned consultations, as well as the continuous involvement of representatives of the governments of Ukraine and the Russian Federation into the process, management of Naftogas believes that it is unlikely that the penalties will be imposed on Naftogas. As of the date of this Consent Solicitation Memorandum, Naftogas has not received any notices from Gazprom with respect to any penalties that may be imposed on Naftogas under the gas supply agreement dated 19 January 2009.

As a consequence of the increase in the price of gas and the impact of the global financial and economic crisis, beginning in January 2009, demand for gas from Naftogas’ Ukrainian industrial customers decreased significantly, and customers in various categories, who were adversely affected by financial and economic conditions, began paying their bills late and not in full. The decrease in demand for gas and the deterioration of the payment discipline among gas customers adversely affected Naftogas’ ability to generate sufficient cash inflow from its operating activities to settle its financial obligations. See “Risk Factors–Risks Relating to Naftogas–Naftogas’ results of operations and financial condition (including its liquidity) have been adversely affected in recent years.”

Financial Condition

As of 31 December 2008, Naftogas’ current liabilities exceeded its current assets by approximately UAH 14.01 billion (U.S.$1.82 billion) (as compared to approximately UAH 16.24 billion (U.S.$3.22 billion) as of 31 December 2007) and, for the year ended 31 December 2008, the loss attributable to equity holders of Naftogas amounted to approximately UAH 1.94 billion (U.S.$368.3 million). Moreover, as of 31 December 2008, Naftogas had current borrowings outstanding of approximately UAH 19.63 billion (U.S.$2.55 billion) (as compared to current borrowings outstanding of approximately UAH 3.46 billion (U.S.$685.15 million) as of 31 December 2007). This increase was primarily due to the increase of short-term borrowings entered into for the purposes of the settlement of trade payables for purchased gas, which was injected into underground storage facilities. The increase in current borrowings was also partially due to foreign currency exchange losses of UAH 5.76 billion (U.S.$1.09 billion) related to translation of foreign currency denominated borrowings into Hryvnia, which were primarily the result of the devaluation of the Ukrainian hryvnia against the U.S. dollar in the fourth quarter of 2008.

In addition to foreign currency exchange losses, the increase in borrowings was also the result of Naftogas’ inability to pass on immediate increases in natural gas prices to certain categories of its ultimate customers (including residential consumers, State-financed entities and municipal heating companies). The Government regulates the tariffs and, either directly or through Governmental agencies, regulates the maximum natural gas prices and tariffs set by Naftogas for its principal selling activities. See “Risk Factors–Risks Relating to Naftogas–Naftogas’ results of operations and financial condition (including its liquidity) have been adversely affected in recent years.”

Agreements Relating to Indebtedness and Defaults

Certain terms of loan agreements between Naftogas and international financial institutions contain various restrictive financial and other covenants and also allow the lenders, at their discretion, to declare an event of default on the occurrence of a material adverse effect on Naftogas’ business. Naftogas failed to timely provide its 2007 and 2006 IFRS-compliant audited consolidated financial statements to its bondholders and foreign lenders as required by the documentation governing its bonds and loans. To cure this failure, such financial statements were provided to bondholders and foreign lenders promptly after release of the relevant auditors’ reports on 22 April 2008 and 29 December 2008, respectively. In 2009, Naftogas again failed to provide its 2008 IFRS-compliant audited consolidated financial statements to its bondholders and foreign lenders as required by the documentation governing its bonds and loans. This recent failure was remedied on 28 August 2009. Under the terms of the documentation governing its bonds and loans, if the bondholders and/or foreign lenders notify Naftogas of a breach of any of its obligations and Naftogas fails to cure such breach within the relevant grace period, Naftogas would be in default thereunder. Such default would permit creditors of Naftogas to accelerate its debt, which would in turn cause cross-defaults under any other debt of Naftogas, thus leading to the potential acceleration of Naftogas’ approximately U.S.$1.6 billion of debt. Although Naftogas is currently in compliance with its covenants under various agreements governing its indebtedness, an aggregate principal amount of U.S.$500.0 million in debt represented by the Notes will become due and payable on

30 September 2009. Any failure by Naftogas to repay such debt would constitute an event of default under the relevant documentation related thereto which, in turn, would result in events of default under various documentation related to certain other indebtedness of Naftogas. See “Risk Factors–Risks Relating to Naftogas–Naftogas has in the past breached certain of its financial reporting covenants and future breaches of these or other covenants could result in events of default which, in turn, could result in cross-defaults and the acceleration of Naftogas’ debt.” In addition, in the event that the Sixth Acceptance Condition (as defined under “Terms and Conditions of the Consent Solicitation–3. Acceptance Conditions”) is waived by Naftogas with respect to certain of the loan agreements, the consequence of the consummation of the Consent Solicitation and the implementation of the Proposal would be an event of default under one or more of such loan agreements which in turn would trigger a cross default under certain other of such loan agreements.

As at the date of this Consent Solicitation Memorandum, Naftogas is in compliance with its obligations with respect to the repayment of loans (i.e., both principal and interest payments) as well as payments for imported natural gas on a timely basis and in the full amount. In addition, as at the date of this Consent Solicitation Memorandum, Naftogas has entered into agreements with Ukrainian banks which have allowed Naftogas to defer the repayment of loans in the amount of UAH 12.6 billion (U.S.$1.58 billion) from 2009 to 2010, with UAH 3.45 billion (U.S.$431 million) falling due in the first quarter of 2010, UAH 6.86 billion (U.S.$858 million) falling due in the second quarter of 2010, and UAH 2.0 billion (U.S.$250 million) falling due in the third quarter of 2010.

Restructuring

During 2009, Naftogas began negotiations with its lenders to restructure its debts to foreign banks amounting to approximately U.S.$1.6 billion (including the U.S.$500.0 million represented by the Notes), aiming to extend payment terms and to amend other substantial terms of its loan undertakings. In addition to the issuance of the Guarantee by the Government, the Government and Naftogas have undertaken several initiatives intended to improve Naftogas’ results of operations and financial condition (including its liquidity), including, among other things, the following:

•

the Cabinet of Ministers approved Naftogas’ financial plan for 2009, which assumes that Naftogas will receive subsidies from the State Budget in 2009 in a total amount of UAH 7.3 billion (U.S.$913.07 million) (UAH 3.7 billion (U.S.$462.79 million) of which had been received as of 31 August 2009) to compensate for losses arising on gas sales to local heating entities in 2009;

•

also in accordance with Naftogas’ financial plan for 2009, it is expected that selling prices for gas will be increased by 20.0% for residential customers in October 2009 and will be increased by 20.0% for local heating entities beginning in October 2009;

•

according to a resolution of the Cabinet of Ministers, the largest Naftogas entities are permitted to defer the payment of taxes in 2009 for a period of 60 months in a total amount of UAH 6.7 billion (U.S.$838.02 million);

•

Naftogas has entered into agreements with Ukrainian banks which have allowed Naftogas to defer the repayment of loans in the amount of UAH 12.6 billion (U.S.$1.58 billion) from 2009 to 2010, with UAH 3.45 billion (U.S.$431 million) falling due in the first quarter of 2010, UAH 6.86 billion (U.S.$858 million) falling due in the second quarter of 2010, and UAH 2.0 billion (U.S.$250 million) falling due in the third quarter of 2010;

•

Naftogas has been able to purchase foreign currency from the NBU at the NBU exchange rate as at the date of the purchase, which is below the market rate, in an amount sufficient for Naftogas to purchase foreign currency for the purpose of making settlements for imported natural gas;

•

the Government executed a decision to increase Naftogas’ statutory fund by UAH 18.6 billion (U.S.$2.33 billion) through the issue of shares of existing nominal value and their exchange for T-bills; and

•

in accordance with the Resolution of the Cabinet of Ministers dated 8 July 2009 No. 711, on 4 August 2009, T-bills in the amount of UAH 18.6 billion (U.S.$2.33 billion) were credited to the securities account of Naftogas opened with Oschadbank. For purposes of making settlements with Gazprom for natural gas imported between July and August 2009, Naftogas partially sold the T-bills to Oschadbank for the amount of U.S.$600 million and UAH 350 million on 5 August 2009 and 3 September 2009, respectively. The relevant agreements relating to the sale of the T-bills oblige Naftogas to buy back the T-bills before 3 November 2009 and 30 September 2009, respectively.

The Government and Naftogas believe that the combination of the aforementioned initiatives, when fully enacted, in addition to the restructuring of Naftogas’ outstanding borrowings, will provide Naftogas with additional funds that will enable it to settle its current debts and to operate as a going concern. Naftogas’ ability to continue as a going concern is dependent, inter alia, on a successful debt restructuring, monetisation of various programmes, securing new loans from commercial banks (including both foreign and domestic lenders), and actions of the Government intended to improve Naftogas’ results of operations and financial condition (including its liquidity). There can be no assurance, however, that these initiatives or the restructuring of Naftogas’ debt will be successful; this material uncertainty casts significant doubt about Naftogas’ ability to continue as a going concern (as indicated in Ernst & Young’s qualified audit reports and Note 2 to the Financial Statements). The current financial position of Naftogas and adverse conditions in the international capital markets also make it unlikely that Naftogas will be able to raise new debt capital to support its liquidity or capital investment needs in the short-term, and there can be no assurance that Naftogas will be able to successfully restructure its international debt obligations. See “Risk Factors–Risks Relating to Naftogas–Naftogas may not be able to successfully restructure its debt obligations and this material uncertainty may cast significant doubt on Naftogas’ ability to continue as a going concern.”

History and Industry Overview

Ukraine is heavily dependent on oil and gas. Together, oil and gas account for over 50% of Ukrainian primary energy consumption. Whilst Ukraine has significant proven and probable gas deposits both onshore and offshore, as a result of Ukraine’s gas-intensive economy, domestic production of gas is insufficient to meet demand.

Presidential Decree No. 151 of 25 February, 1998 “On Reform of the Oil and Gas Complex of Ukraine” (“Decree 151”) was passed with the intention of achieving a vertically integrated structure in Ukraine’s oil and gas industry, and also sought to implement certain organisational steps to separate gas production, transmission and supply functions. Thereafter, Naftogas was created as a National Joint-Stock Company in accordance with Resolution 747 of the Cabinet of Ministers adopted pursuant to Decree 151. Resolution 747 provides that 100% of the shares in Naftogas are to be retained by the State, represented by the Ministry of Fuel and Energy until such time as an appropriate decision is adopted to privatise Naftogas.

Corporate Structure

The following chart sets out the principal Naftogas subsidiaries engaged in the production and exploration, transportation or sale of oil and gas, or in providing support services to these core businesses, as well as the gas supply and distribution companies, in each case, as at 31 August 2009:

*	The financial information derived from the balance sheet, statement of changes in equity and income and cash flow statements of these entities are not included in the IFRS-compliant financial statements of Naftogas, and only the financial information derived from the balance sheet, statement of changes in equity and income and cash flow statements of SC “Chornomornaftogas”, SC “Ukrgasvydobuvannya”, SC “Ukrtransgas”, OJSC “Ukrtransnafta”, SC “Gas of Ukraine”, OJSC “Dnipropetrovskgas”, OJSC “Luganskgas”, OJSC “Zaporizhgas” and OJSC “Mykolaivgas” are included in the Financial Statements.

Business Areas

Oil, Gas and Refining Activities

Ukrgazvydobuvannya

SC Ukrgazvydobuvannya (“Ukrgazvydobuvannya”) conducts prospecting and production drilling, and is the main producer of natural gas and gas condensate in Ukraine. Ukrgazvydobuvannya is comprised of four natural gas exploration and production enterprises, a drilling company and a gas condensate processing department comprising three gas processing plants. Ukrgazvydobuvannya is also involved in the production of liquefied petroleum gas, light oil and other petroleum products. In 2008, Ukrgazvydobuvannya produced approximately 14.8 billion cubic metres of gas (as compared to approximately 14.7 billion cubic metres in 2007), approximately 639,000 metric tonnes of gas condensate (as compared to approximately 672,000 metric tonnes in 2007), and approximately 124,000 metric tonnes of crude oil (as compared to approximately 118,000 metric tonnes in 2007). For the six month period ended 30 June 2009, Ukrgazvydobuvannya produced approximately 7.7 billion cubic metres of gas, approximately 294,400 metric tonnes of gas condensate, and approximately 78,400 metric tonnes of crude oil. Ukrgazvydobuvannya sells almost all the gas produced to Naftogas.

Chornomornaftogas

SC Chornomornaftogaz (“Chornomornaftogas”) carries out exploration, development and production of natural gas and crude oil in the Crimea, the Black Sea and the Sea of Azov, and also conducts gas transportation and storage activities. Chornomornaftogas has 13 natural gas fields and two oil fields, 45 gas distributing stations, one underground gas depository with a capacity of approximately 1 billion cubic metres, and pipelines having a total length of approximately 1,200 kilometres. In addition, Chornomornaftogas has facilities for offshore operations including a specialised port, an engineering fleet comprised of 21 ships, and 12 fixed offshore gas production platforms. In 2008, Chornomornaftogas produced approximately 1.21 billion cubic metres of natural gas (as compared to approximately 1.26 billion cubic metres in 2007). For the six month period ended 30 June 2009, Chornomornaftgas produced approximately 0.59 billion cubic metres of gas.

Oil and Gas Transportation and Storage Activities

Ukrtransgas

SC Ukrtransgaz (“Ukrtransgas”) carries out natural gas transportation and storage within Ukraine (in Crimea, such functions are also fulfilled by Chornomornaftogas), gas deliveries to customers and transit of Russian and Central Asian gas to Europe and CIS, and also oversees gas transport infrastructure maintenance and construction. Ukrtransgas operates six regional pipeline branches with a total pipeline length of approximately 36,800 kilometres. Ukrtransgas also operates 12 underground gas depositories with a total capacity of approximately 31 billion cubic meters. In 2008, Ukrtransgas transported approximately 186 billion cubic metres of natural gas (as compared to approximately 181 billion cubic metres in 2007), of which approximately 63% was transported to the Western border of Ukraine and the CIS (as compared to approximately 64% in 2007), with the remainder being transported to Ukrainian consumers. For the six month period ended 30 June 2009, Ukrtransgas transported approximately 64.1 billion cubic metres of natural gas, of which approximately 61% accounted for transit. The reduction in gas transit through Ukraine was due to the limited supply of natural gas from Gazprom during the period from 7 to 20 January 2009, along with the temporary decrease in consumption of Russian natural gas by importing countries in Europe.

In addition, the Ukrainian gas pipeline system was constructed mainly during the 1970s and 1980s. Each of the pipelines constructed during the Soviet era had a certificated lifetime of 33 years, although the system is currently fully operational and Naftogas has historically not experienced any significant problems with such system. Naftogas conducts regular in-tube and external diagnostics of the pipelines to monitor their condition and performs regular capital and routine repairs.

Ukrtransnafta

SC Ukrtransnafta’s (“Ukrtransnafta”) principal activities include transit of Russian and Central Asian oil to European countries as well as oil deliveries to Ukrainian refineries. Ukrtransnafta operates 18 oil pipelines with a total length of approximately 4,700 kilometres, 51 oil transfer stations and 11 storage plants with 81 oil storage tanks. In 2008, the total volume of oil transported through these pipelines was 41 million tonnes (as compared to approximately 50.8 million tonnes in 2007. For the six month period ended 30 June 2009, Ukrtransnafta transported approximately 20.0 million tonnes of oil.

Wholesale Distribution of Oil, Gas and Petroleum Products

Gas of Ukraine

Gas of Ukraine distributes natural gas to State-owned customers, industrial customers, and regional gas supply and distribution companies. In 2008, the total volume of natural gas distributed by Gas of Ukraine was approximately 45.0 billion cubic metres (as compared to approximately 28.1 billion cubic metres in 2007).

Regional Gas Supply and Distribution Companies

Dnipropetrovskgas, Luganskgas, Zaporizhgas and Mykolayivgas are engaged in the transportation and distribution of natural gas to residential and other customers.

Joint Ventures and Investments

Transportation

In order to expand the gas transportation system of Ukraine, activities are being continued under the International Consortium for the Ukrainian Gas Transmission System Management and Development LLC (the “Consortium”), which was established in 2002 pursuant to the Declaration of the Presidents of Ukraine and the Russian Federation, on the strategic cooperation in the gas area, and the relevant intergovernmental agreement.

Novopskov-Uzhgorod Gas Pipeline

One of the Consortium projects provides for the construction of a new gas pipeline from the Eastern to the Western Ukrainian boundary in the Novopskov-Uzhgorod direction (as an extension of the Aleksandrov Gay, Russia–Novopskov gas pipeline), enabling an increase in annual volumes of gas transit through Ukraine by approximately 19 billion cubic metres by 2013. However, as of 1 September 2009, a decision on the commencement of the Bogorodchany-Uzhgorod gas pipeline construction has not yet been taken by the consortium participants.

Durzhba and Adria Oil Pipelines

In order to increase oil transit through Ukraine, an intergovernmental agreement was signed between the Governments of Ukraine, the Russian Federation, Belarus, Hungary, Slovakia and Croatia in 2002 for the integration of the Druzhba and Adria oil pipelines to supply Russian oil to the Croatian Omishal port, with its subsequent trans-shipment to oil ships with a deadweight of 300-500 thousand tonnes.

Production

Egypt Project

In 2005, Naftogas was awarded the tender concerning the block Alam El Shawish East (Block2) in the Western desert of Egypt and granted rights in respect of the exploration and development of this oil and gas field by the Government of Egypt and the Egyptian General Petroleum Company; the related concession agreement was entered into on 13 December 2006 and has a term of 27 years. As at 1 September 2009, four wells have been drilled, and one additional well is in the process of being drilled.

United Arab Emirates Project

In 2005, Naftogas entered into an agreement with the Government of the Emirate of Al Fujairah in the United Arab Emirates in respect of carrying out hydrocarbon deposit prospecting and exploration activities in Al Fujairah and, in the event any reserves are found, their development and production. The term of this agreement is for 29 years, including a four-year exploration period, and one well is currently being drilled.

International Activities

Naftogas focuses its international activities on cooperating with international organisations, oil and gas companies and financial institutions, and is a member of such international organisations as the Gas Center of the United Nations Economic Commission for Europe, the European Energy Forum and the International Gas Union.

Naftogas is actively interacting with the European Union (the “EU”) with respect to step-by-step integration, reliable supplies of energy resources and the strengthening of strategic cooperation, including projects to be implemented in the framework of the Plan of Action “Ukraine-EU” and a memorandum of understanding with respect to cooperation in the energy sector between Ukraine and the EU. These matters were most recently discussed at a conference held in Brussels in March 2009. Naftogas is also the beneficiary of relevant technical assistance with the framework of the TACIS/INOGATE Program, which is funded by the EU.

Naftogas also places importance on cooperation with leading oil and gas companies in Europe, the Middle East and Asia, and maintains representative offices in the Russia, Belarus, Egypt, Libya, the United Arab Emirates, Iran and Pakistan.

Research and Development

The Research Institute of Oil and Gas Industry (SE Naukanaftogaz), a wholly-owned subsidiary of Naftogas, conducts research and development activities for all of Naftogas, and currently is focused on activities intended to: (i) expand Naftogas’ oil and gas resource base and enhance oil and gas recovery from deposits; (ii) increase Naftogas’ oil and gas output along with enhancing the depth of their processing; (iii) develop and improve the reliability and efficiency of the oil and gas transportation systems operated by Naftogas; and (iv) enhance energy and resource saving while improving labor safety and environmental protection. In addition, Naftogas is involved in more than 100 research and engineering organisations.

Properties

Naftogas owns its executive offices located in Ukraine along with five gas refineries, 91 natural gas vehicle refuelling stations, and its affiliates collectively own over 500 petrol stations. Naftogas does not own any oil refineries. Although Naftogas does not own any land, it does possess the right to use land obtained in connection with all subsoil licences it has received. In addition, Naftogas has the right to use the land upon which the facilities it owns or operates are located.

Naftogas operates and maintains, but does not own, the oil and gas transportation systems and storage facilities in Ukraine. Resolution 747 lists the assets transferred to Naftogas for its use to facilitate the transportation, storage and distribution of oil, oil products and natural gas in Ukraine. The privatisation of these assets is prohibited by legislation. In connection with the above, the SPFU and Naftogas entered into an agreement, dated 4 February 1999, in respect of the use of State property, which is extended automatically each year unless terminated by either party. Under this agreement, Naftogas is required, among other things, to maintain and reconstruct the fixed assets that constitute State property. Corresponding agreements have also been entered into between Naftogas and its subsidiaries. In turn, Gas of Ukraine has also entered into agreements with the regional gas distribution companies in respect of the use of the State property.

Licenses

Naftogas holds a number of licences for subsoil use in Ukraine, comprising exploration licences and production licences. In general, these licences are issued for three-to-five years for exploration, and 14-20 years for production. The Ministry for Environmental Protection, established in December 2005, performs geological surveys, oversees the efficient use of subsoil and issues exploration and production licences.

Insurance

Naftogas maintains mandatory insurance policies to insure against environmental damage and property-related and other risks associated with its business activities as required under Ukrainian legislation; Naftogas also maintains certain voluntary insurance policies. Naftogas does not, however, carry insurance for business interruption or against terrorist activities, nor for the oil and gas pipelines it operates but which are owned by the State.

Employees

According to the Charter of Naftogas, the Chairman of the Management Board, at his sole discretion, approves the list of Naftogas’ employees (other than Deputy Chairmen of the Management Board and members of the Management Board, who are appointed to their positions by the Cabinet of Ministers) as well as the hiring and dismissal thereof. Naftogas and its subsidiaries employed approximately 172,000 personnel as at 31 December 2008. Employees of Naftogas belong to several trade unions, including oil and gas industry trade unions. There have not been any labour disputes or strikes in recent years that have affected the operation of Naftogas’ business, and Naftogas considers its employee relations to be good.

Labour Protection and Industrial Safety

According to the Law of Ukraine “On Labor Protection,” comprehensive measures directed at compliance with established norms and improving existing labour conditions and labour protection have been developed and are being implemented by Naftogas.

Environmental

Pursuant to the Charter of Naftogas, Naftogas’ activities include development and implementation of environmental measures, arrangements for rational use of natural resources, engineering and other actions aimed at preventing the detrimental effect of Naftogas’ business activities on the environment. Naftogas has developed and maintains a comprehensive environmental policy in all areas of its operations. In carrying out its environmental policies, Naftogas seeks to adhere to Ukrainian and international standards for environmental protection and regularly monitors compliance therewith.

Litigation

Since it became a joint stock company, Naftogas has been involved in a number of litigation matters, including matters inherited from its predecessor, Ukrgazprom. Moreover, Naftogas is currently subject to a number of material legal proceedings with its trade creditors as well as other third parties in various jurisdictions, including Ukraine, Sweden and Hungary. As at the date of this Consent Solicitation Memorandum, the aggregate amount of claims to which Naftogas is subject was approximately UAH 10.0 billion (U.S.$1.25 billion) for legal proceedings initiated in Ukraine and UAH 28 billion (U.S.$3.5 billion) for legal proceedings initiated both by Naftogas and against it in various foreign jurisdictions. Among various other claims, the largest claim to which Naftogas is subject was initiated by RUE in April 2008 pursuant to an arbitration proceeding against Naftogas at the Arbitration Institute of the Stockholm Chamber of Commerce; during 2008 and 2009, Naftogas filed counterclaims against RUE, while RUE raised further claims against Naftogas, the aggregate amount of claims of each party being material. As of 28 August 2009, all such claims and counterclaims have been consolidated in one dispute being reviewed by the arbitration tribunal, which is anticipated to render an award in the second quarter of 2010.

Although Naftogas believes many of the claims pending against it are without merit and intends to vigorously defend such claims, if Naftogas was found to be liable with respect to this or any other material claim, or a combination of claims that in the aggregate were material, it could have a material adverse effect on Naftogas’ results of operations and financial condition. Such a result, or successful enforcement actions by Naftogas’ creditors against Naftogas, could lead to a reduction in revenue received by the Government from Naftogas which, in turn, would put pressure on the State Budget and could have a material adverse effect on Ukraine’s ability to perform its obligations under the Guarantee. See “Risk Factors–Risks Relating to Naftogas– Naftogas is subject to a number of material legal proceedings in various jurisdictions.”

Competition

Naftogas is a regulated monopoly under Ukrainian law and faces little or no competition in the various spheres of the oil and gas sector in Ukraine. In addition, Ukraine’s bridge position between oil and gas producing countries to the east of Ukraine and large customers in western Europe means Naftogas also currently has no significant competition in transit services of oil and gas of Russian and Central Asian origin to Europe. For example, approximately 86% of all natural gas transmitted by Gazprom prior to 2009 was transported through Ukraine’s gas transportation system operated by Naftogas. The volumes of natural gas transported by Gazprom through Ukriane’s gas transportation system decreased beginning in 2009 due to the decline in overall gas consumption as a result of the global economic downturn. Currently, it is difficult to determine the percentage of natural gas transmitted by Gazprom through Ukraine as compared to other transportation routes.

The main participants in the Ukrainian refining sector are the major Russian oil companies such as LUKoil and TNK-BP, and Naftogas’ share of the refined product market is not significant. In addition, the major Russian oil companies have a substantial presence in the retail market in Ukraine.

In terms of natural gas transportation, three main projects are being developed by competitors of Naftogas to ensure alternative routes for gas supplies to European countries. The project identified by the European Commission as the highest priority is the Nabucco pipeline project aimed at ensuring natural gas supplies to European Union member states from the Caspian and Middle East regions. The Nabucco project is expected to diversify the European Union’s gas supply sources. There are also projects competing with Nabucco such as (i) the Nord Stream pipeline (also supported by the European Commission), which would ensure Russian natural gas supplies to consumers in Northern Europe and (ii) the South Stream pipeline, a Russian-Italian project designed to supply Russian natural gas to European Union member states across the Black Sea. Taking into account the volumes of natural gas annually consumed by European Union member states as well as the demand for natural gas, which is expected to increase upon recovery by European economies from the current global economic crisis, management believes that the above projects do not pose a material threat for the demand of transit services offered by the gas transportation system of Ukraine.

Relationship with the State

Regulation and Ownership

The oil and gas industry is supervised by two ministries: the Ministry of Fuel and Energy and the Ministry of Environmental Protection. Subsoil usage is controlled by the Ministry of Environmental Protection, which also issues licences for, among other things, exploration and extraction for specific fields. The oil and gas sector in general and Naftogas in particular are regulated by the National Commission on Regulation of the Power Industry of Ukraine (“NCRP”). The main functions of NCRP include regulating the activity of natural monopolies in the power industry and oil and gas sector, and implementation of the governmental prices and tariffs policy in this sector. The Government influences how Naftogas conducts its affairs by exerting direct influence over Naftogas’ management and policies in its capacity as sole shareholder, and, in its capacity as regulator, by monitoring Naftogas’ compliance with the Ukrainian regulatory regime for the oil and gas sector.

Tariffs

The prices at which Naftogas must supply its natural gas are regulated by the Cabinet of Ministers and the NCRP. The NCRP is not responsible for setting tariffs relating to oil sales, prices for natural gas and oil transiting through the territory of Ukraine or oil storage, as well as natural gas storage for non-residents of Ukraine.

Consumer Tariffs

In response to substantial changes in the natural gas market and the review by the Russian Federation of contracts for gas supply to Ukraine, the threshold level of natural gas prices was increased several times during 2006 and 2007. Beginning on 1 January 2008, the threshold price levels were UAH 934.7 per 1,000 cubic metres (excluding VAT, transportation, underground gas storage and supply tariffs, Naftogas sales-related expenses and special purpose charges) for State-financed entities, industrial consumers and other commercial entities. In October 2008, in connection with the significant devaluation of the Hrvynia to the U.S. dollar, the Government increased the threshold price levels for these categories of consumers. Beginning on 15 November 2008, the threshold price was UAH 1,152.0 per 1,000 cubic metres (excluding VAT, transportation, distribution and supply tariffs, Naftogas sales-related expenses and special-purpose charges) for State-financed entities, industrial consumers and other commercial entities. In addition, the Government permitted this price to be subject to indexing based on the average monthly Hryvnia-U.S. dollar exchange rate. Beginning on 1 May 2008, the Government permitted Naftogas to include the amount of its sales-related expenses in the gas sales price for State-financed entities, industrial consumers and other commercial entities. These expenses amounted to UAH 87.43, UAH 86.95 and UAH 121.0 as of 1 May, 1 August and 1 November 2008, respectively. Pursuant to the average annual price for gas supplied by Gazprom on the basis of recent agreements, the NCRP increased the threshold price for gas for industrial consumers and State-financed entities to UAH 2,020.25 per 1,000 cubic metres. In addition, the NCRP is authorised to further change the threshold price for gas for industrial consumers and State-financed entities in line with the average monthly exchange rate of Hrvynia to the U.S. dollar established by the NBU.

On 1 June 2008, the threshold price for gas was UAH 710.01 per 1,000 cubic metres (including VAT, transportation, underground gas storage and supply tariffs, Naftogas sales-related expenses and special purpose charges) for municipal heating enterprises. From 1 June 2008, the threshold price for gas increased by 3.5% monthly in the course of 2008 up to UAH 872.78 per 1,000 cubic metres as of 1 December 2008, an increase of approximately 27.0% as compared to May 2008. In 2009, the threshold price for municipal heating enterprises remains UAH 872.78 per 1,000 cubic metres, which represents only 36% of the economically reasonable price. In July 2009, the NCRP decided to increase the threshold price for municipal heating enterprises by 20% beginning on 1 October 2009. It is anticipated that prices for such enterprises will be increased by 20% on a quarterly basis beginning on 1 January 2010.

In addition, from 1 January 2007, the Government changed its approach to establishing natural gas prices for households. Threshold levels of wholesale prices were replaced with differentiated retail prices for households depending on the volumes of consumption. As of 1 January 2007, prices for households ranged from UAH 315.0 to UAH 1,290.0 per 1,000 cubic metres and increased to a range of UAH 358.2 to UAH 1,458.6 per 1,000 cubic metres from 1 September 2008, followed by a further increase to a range of UAH 483.6 to 1,968.6 per 1,000 cubic metres from 1 December 2008. In July 2009, the NCRP decided to increase the threshold price for households by 20% from 1 September 2009. However, this decision of the NCRP was challenged in court by the National Forum of Trade Unions of Ukraine and, on 31 August 2009, the Kyiv District Administrative Court held that this decision by the NCRP was unlawful. As a result, this increase was not implemented from 1 September 2009 as planned. Although the Government now expects that natural gas tariffs will be increased by 20.0% for households from 1 October 2009, it is difficult to predict whether trade unions or other parties will attempt to prevent, or succeed in preventing, the expected increase. It is also expected that prices for households will be increased starting by 20% on a quarterly basis from 1 January 2010.

Calculation and Review of Tariffs

The NCRP sets tariffs and prices based on Naftogas’ cost of production, including exploration, production and transportation and cost of gas purchase. In order to have the tariffs and prices reviewed, Naftogas must submit its pricing proposals and set out the reasons for the natural gas tariff review, to the NCRP for assessment. As capital expenditures are generally not included in the cost of production, the NCRP does not take into account the necessary capital expenditures, when setting tariffs. As a result, Naftogas, in the past, had to fund its capital expenditures from sources other than tariffs.

Natural Gas Transportation Tariffs

In August 2008, the NCRP set a single tariff for natural gas transportation at UAH 122 per 1,000 cubic metres (excluding VAT), which includes an average tariff for natural gas transportation by trunk pipelines by Ukrtransgaz of UAH 40.7 per 1,000 cubic metres (excluding VAT) and an average tariff for natural gas transportation by gas distribution companies of UAH 81.3 per 1,000 cubic metres (excluding VAT). Transportation tariff by trunk pipelines of Chornomornaftogaz is set at UAH 29.6 per 1,000 cubic metres (excluding VAT).

Oil Transportation Tariffs

In March 2007, the NCRP set the tariffs for oil transportation by the oil pipeline system of Ukrtransnafta for Ukrainian consumers varying from UAH 7.2 per 1 net tonne to UAH 50.8 per 1 net tonne. These transportation tariffs are based upon the volume of oil transported, as well as direction and distance.

Gas Storage Tariffs

Gas storage tariffs for domestic customers (generally small Ukrainian companies) are regulated by the NCRP. In May 2006, the tariff for natural gas storage services was set at UAH 33 per 1,000 cubic metre (excluding VAT), including UAH 18 per 1,000 cubic metres for storage, UAH 7.5 per 1,000 cubic metres for injection, and UAH 7.5 per 1,000 cubic metres for withdrawal. Gas storage tariffs for non-Ukrainian customers are not regulated by the NCRP, but rather are contractually agreed by Naftogas and such non-Ukrainian customers.

Payment Collection Rates

In recent years, the Government has increased efforts to improve the historically low collection rates for gas consumption. For the years ended 31 December 2008 and 2007, average collection rates for gas consumption were 93.9% and 86.7%, respectively. For the seven months ended 31 July 2009, however, the average collection rate for gas consumption was 83.1% (as compared to 94.6% for the seven months ended 31 July 2008). This decrease was primarily attributable to the impact of the global economic and financial crisis on the economy of Ukraine which, in turn, affected the financial position of Ukrainian consumers of natural gas and, consequently, their ability to make timely and full payments for natural gas purchases.

Fees and Royalties

Naftogas is required to pay royalties to the Government to explore, produce and transport oil, natural gas and gas condensate. Payments for geological surveys are based on the type of resources explored and on the location of the exploration activity. Fees for exploration work are paid by Naftogas’ subsidiaries Ukrgazvydobuvannya and Chornomornaftogaz, which conduct exploration work. Such fees are set by the Cabinet of Ministers pursuant to Resolution No. 115 dated 29 January 1999 (as amended).

Royalties for the extraction of natural gas, gas condensate and oil are calculated in accordance with Resolution No. 256 dated 22 March 2001 (as amended and restated). Currently, the royalties for extraction from all the fields are based on the volume of oil, natural gas and condensate actually extracted. Royalties for the transportation of oil and natural gas are based on the total volume transported. As at 1 September 2009, Naftogas’ outstanding royalty debt for oil transportation amounted to UAH 57.0 million (U.S.$7.13 million), and Naftogas’ outstanding royalty debt for natural gas transportation amounted to UAH 47.8 million (U.S.$5.98 million). No other royalties are outstanding. Royalties for the transit of natural gas and the transportation of oil by trunk pipeline are set by the Cabinet of Ministers pursuant to Resolution No.262 dated 26 March 2008 and are based on total volume transported. Ukrtransnafta pays the royalties for the transportation of oil, while Naftogas is required to pay the royalties for the transit of natural gas.

In addition, Naftogas makes payments for subsoil usage in accordance with Ukrainian legislation. These payments are calculated based on the amount of reserves actually extracted. For the year ended 31 December 2008, Naftogas estimates that it paid UAH 72.9 million (U.S.$13.8 million) for subsoil usage. Also for the year ended 31 December 2008, Naftogas estimates that it paid UAH 155.5 million (U.S.$29.5 million) in excise taxes on goods produced in Ukraine.

For the eight-month period ended 31 August 2009, the aggregate amount of royalties paid by Naftogas to the Government amounted to UAH 3,303.3 million (U.S.$413.2 million), as compared to UAH 5,126.5 million (U.S.$973.3 million) and UAH 4,163.2 million (U.S.$824.4 million) for the years ended 31 December 2008 and 2007, respectively.

Taxes

As at 31 August 2009, the aggregate amount of taxes due to the Government from Naftogas amounted to UAH 170.0 million (U.S.$21.26 million), UAH 120.2 million (U.S.$15.03 million) of which Naftogas was disputing in Ukrainian courts. Of such amount, UAH 2.5 million (U.S.$0.31 million) in respect of part proceeds from gas sales was overdue, and UAH 47.8 million (U.S.$5.98 million) in respect of rent payment for natural gas transit was overdue. Due to the outstanding tax indebtedness, a pledge has been imposed over certain assets of Naftogas by the Government. In addition, Naftogas has UAH 8 billion (U.S.$1.0 billion) of restructured/deferred tax liabilities which are being repaid in accordance with relevant agreements entered into with Ukraine’s State Tax Administration.

Management

Naftogas was founded for the purpose of assisting the structural reconstruction of the oil, gas and oil refining sector of Ukraine, raising the level of energy safety of Ukraine, ensuring the efficient function and development of the oil and gas sector, and to better meet the needs of industrial and household consumers in raw materials and fuel and energy resources. Naftogas is a legal entity separate from the State and plans its industrial and business activities independently based on the demand for its products, works and services. All the shares of Naftogas are owned by the State, represented by the Ministry of Fuel and Energy, unless and until a decision on the privatisation of Naftogas is made in accordance with the procedures set out by Ukrainian legislation. Currently, the Ministry of Fuel and Energy is entitled to exercise the rights and duties of a shareholder as provided under Ukrainian legislation and the Charter of Naftogas.

The management bodies of Naftogas, as set out in the Charter of Naftogas, are the General Meeting of Shareholders, Supervisory Board and Management Board.

The strategy and general direction of the activities of Naftogas is determined at the General Meeting of Shareholders, which is the highest administrative body of Naftogas. At such General Meetings, shareholders also do the following: approve work plans and reports; elect or recall the chairman and other members of the Supervisory Board, the chairman and other members of the Management Board (which manages the current activities of Naftogas and is accountable to the General Meeting of Shareholders and Supervisory Board), as well as the chairman and other members of the Inspection Commission; ratify any changes to the statutory funds of Naftogas; and approve any decision made by Naftogas regarding its liquidation. Currently, the Ministry of Fuel and Energy (including with prior approval by the Cabinet of Ministers) performs the functions of shareholders in the General Meetings of Shareholders and is expected to do so until a decision on privatisation is made in accordance with the procedures set out by Ukrainian legislation, other than appointment of the Chairman and members of the Management Board, which functions are performed by the Cabinet of Ministers.

The Supervisory Board is the controlling body responsible for supervising the implementation of decisions made by the General Meeting of Shareholders. In addition, it controls and oversees the Management Board. Until a decision on privatisation is made in accordance with the procedures set out by Ukrainian legislation, the composition of the Supervisory Board is determined by the Ministry of Fuel and Energy with the approval of the Cabinet of Ministers.

The Management Board is the executive management body with day-to-day control of Naftogas and is accountable to the General Meeting of Shareholders and the Supervisory Board. In addition, the Management Board prepares proposals for discussion at the General Meeting of Shareholders. The composition of the Management Board is approved by the Cabinet of Ministers.

The members of the Management Board and the Supervisory Board can be contacted at the registered office of Naftogas.

Set out below are the Supervisory Board and Management Board members of Naftogas as at 31 August 2009:

Supervisory Board

Name	Position

Oleg Bugayov	Head of the Supervisory Board and the First Deputy Minister of Fuel and Energy

Volodymyr Pavlenko	Deputy Head of the Supervisory Board, Deputy Minister of the Cabinet of Ministers

Oleksandr Bogachov	Deputy Head of a Department of the Secretariat of the Cabinet of Ministers

Igor Drozdov	Director of the Department of Property Relations and Ownership Reforms of the Ministry of Fuel and Energy

Iryna Zapatrina	Deputy Minister of the Housing and Communal Services

Yevgen Korniychuk	First Deputy Minister of Justice

Oleksandr Kupchyshyn	Deputy Minister for Foreign Affairs

Oleksiy Nesterenko	Director of the Department for Oil, Gas and Oil Refining Industries of the Ministry of Fuel and Energy

Viktor Panteleyenko	Deputy Minister of Economy

Dmytro Parfenenko	Deputy Chairman of the State Property Fund

Natalia Ruban	Deputy Head of the State Tax Administration

Denys Fudashkin	Deputy Minister of Finance

Name	Position

Ivan Chornokur	First Deputy Minister of Environmental Protection

Oleksandr Shlapak	First Deputy Head of the Secretariat of President of Ukraine – Representative of the President to the Cabinet of Ministers

Management Board

Name	Position	Age	Year Appointed

Oleg Dubyna	Chairman of the Management Board	50	2007

Igor Didenko	First Deputy Chairman of the Management Board	45	2008

Andriy Lopushanskyi	First Deputy Chairman of the Management Board	46	2009

Yuriy Belyayev	Deputy Chairman of the Management Board	44	2009

Yaroslav Marchuk	Deputy Chairman of the Management Board	59	2009

Valentyn Franchuk	Deputy Chairman of the Management Board	37	2009

Vitaliy Gnatushenko	Deputy Chairman of the Management Board	45	2008

Volodymyr Lomonosov	Deputy Chairman of the Management Board	52	2008

Vadym Chuprun	Deputy Chairman of the Management Board	66	2008

Yuriy Kolbushkin	Deputy Chairman of the Management Board	53	1998

Bohdan Krupskyi	Member of the Management Board	54	1998

Andriy Smenkovskyi	Member of the Management Board	40	2008

Sergiy Zubov	Member of the Management Board	47	2006

Vladyslav Tarashevskyi	Member of the Management Board	60	2000

Petro Polishchuk	Member of the Management Board	61	2006

Oleg Dubyna, (50) Chairman of the Management Board, has held this position since December 2007. Previously, from January 2001 until December 2002, Mr. Dubyna held the position of First Vice Prime Minister of Ukraine, and from June 2005 he served as the Director General of OJSC Dniprovskyi Steel Works, city of Dniprodzerzhinsk. Mr. Dubyna holds a degree in metallurgy from Dniprodzerzhinsk Industrial Institute and a degree in management of organisations from Dniprodzerzhinsk State Technical University. Mr. Dubyna was granted a doctorate in technical sciences from the Higher Qualification Commission of Ukraine.

Igor Didenko, (45), First Deputy Chairman of the Management Board, has held this position since February 2008. Previously, from May 1999 until June 2000, he served as First Deputy Chairman of the Management Board, Acting Chairman of the Management Board of Naftogas, Chairman of the Supervisory Board of LLC “Farma Start,” city of Kyiv. Mr Didenko obtained his degree in economics from the Kyiv State University named after T. Shevchenko; he holds a doctorate in economics from the Higher Qualification Commission of Ukraine.

Andriy Lopushanskyi, (46), First Deputy Chairman of the Management Board, has held this position since July 2009. Previously, he held a position of the people’s deputy of Ukraine. From 2005 though 2006, he served as Deputy and First Deputy Chairman of the Management Board. Mr. Lopushanskiy obtained his degree in construction of oil and gas pipelines and underground storages from Ivano-Frankivsk Institute of Oil and Gas. Mr. Lopushanskyi also holds a degree in technical sciences.

Yuriy Belyayev, (44), Deputy Chairman of the Management Board, has held this position since July 2009. Previously, he held the position of Director General of LLC “Brait,” the city of Kyiv. Mr. Belyayev obtained a degree in technology of complex mechanisation of development of oil and gas fields from Ufa Oil Institute.

Yaroslav Marchuk, (59) Deputy Chairman of the Management Board, has held this position since April 2009. Previously, Mr Marchuk acted as the Director of Naftogas’ subsidiary SC “Ukrtransgas”. Mr Marchuk obtained his degree in technology of complex mechanisation of development of oil and gas fields from Ivano-Frankivsk Institute of Oil and Gas.

Valentyn Franchuk, (37), Deputy Chairman of the Management Board, has held this position since February 2009. Previously, he held the position of Deputy Chairman of the Board – Commercial Director of OJSC Ukrnafta. Mr Franchuk holds a degree in history from Volynskyi State University named after L.Ukrayinka, and a degree in chemical technology of fuel and hydrocarbon material from National University “Lvivska Politechnika.”

Vitaliy Gnatushenko, (45), Deputy Chairman of the Management Board, has held this position since January 2008. Previously, he held the position of a vice-president of Consortium “Industrial Group.” Mr Gnatushenko obtained his degree in law from National Academy of Internal Affairs of Ukraine and he also holds a doctorate in economics.

Volodymyr Lomonosov, (52), Deputy Chairman of the Management Board, has held this position since February 2008. Previously, Mr Lomonosov held a position as the head of security service of OJSC “Dniprovskiy Steel Works,” city of Dniprodzerzhinsk. Mr Lomonosov holds a degree in metallurgy from the Dniprodzerzhinsk Industrial Institute.

Vadym Chuprun, (66), Deputy Chairman of the Management Board, has held this position since February 2008. Previously, he served as First Deputy Minister of Fuel and Energy of Ukraine. Mr. Chuprun obtained his degree in mechanisation of agricultural production from Melitopol Institute for Mechanisation of Agricultural Production Processes.

Yuriy Kolbushkin, (53), Deputy Chairman of the Management Board, has held this position since August 1998. Previously, he held the position of head of Division of the Ministry of Finance of Ukraine. Mr. Kolbushkin holds a degree in finance from Kyiv Institute of People’s Economy as well as a doctorate in economics.

Bohdan Krupskyi, (54), Member of the Management Board, Director of the Department for Oil and Gas Production, has held this position since July 1998. Mr. Krupskyi has been a member of the Management Board since July 1998. Previously, he held the position of the head of Division of the Derzhnaftogazprom of Ukraine. Mr. Krupskyi obtained his degree in geology and oil and gas fields exploration from the Ivano-Frankivsk Institute of Oil and Gas. He also holds a doctorate in geology.

Andriy Smenkovskyi, (40), Member of the Management Board, Head of the Division on Organisational Matters, has held this position since March 2008. Previously, he held the position of the head of department at the Secretariat of the Security and Defense Council of Ukraine. Mr. Smenkovskyi obtained a degree in economic and social planning from Kyiv State Economic University.

Sergiy Zubov, (47), Member of the Management Board, has held this position since December 2006. Mr. Zubov also serves as Acting Director of Naftogas’ subsidiary, “Gas of Ukraine.” Previously, he held a position of Director General of SC “Gas of Ukraine” since August 2006 and, prior thereto, served as commercial director and chairman of the board of OJSC “Kyivgas.” Mr. Zubov obtained his degree in maintenance and technology from the Kramatorsk Industrial Institute.

Vladyslav Tarashevskyi, (60), Member of the Management Board, Director of the Department for Oil and Gas Accounting, has held this position since April 2007. Mr Tarashevslyi has served as a Member of the Management Board since September 2000. Previously, he served as head of the Department of Investment Activity and Share Capital of Naftogas. Mr. Tarashevskyi holds a degree in metallurgy from Zaporizhzhya Industrial Institute.

Petro Polishchuk, (61), Member of the Management Board, Director of the Department for Personnel Affairs, has held this position since December 2006. Previously, he served as the head of Division of Gas and Refined Products Sales of Naftogas. Mr. Polischuk holds a degree in meat products technology from the Kyiv Institute of Food Industry.

Compensation and Employment Agreements

The Chairman of the Management Board and all members thereof are currently appointed by the Cabinet of Ministers upon nomination by the Ministry of Fuel and Energy. The Chairman of the Management Board has entered into an employment agreement with the Minister of Fuel and Energy to manage and oversee the operations of Naftogas on behalf of its shareholders, while the Deputy Chairmen of the Management Board have directly entered into employment agreements with Naftogas.

SELECTED FINANCIAL INFORMATION

The following tables present selected financial information of Naftogas which has been extracted from the Financial Statements. The following data should be read in conjunction with the Financial Statements and the related notes thereto included elsewhere in this Consent Solicitation Memorandum.

	Year Ended 31 December
	2008	2008	2007
	(U.S.$ millions) (UAH millions)
Revenue	10,089	53,143	30,424
Tariff subsidy from State Budget	1,268	6,677	2,002
Operating expenses	(10,553)	(55,585)	(27,754)

Gross profit	804	4,235	4,672

Share in profit of associate and joint ventures	65	341	22
Loss on disposal of property, plant and equipment	(13)	(71)	(52)
Impairment of property, plant and equipment	(166)	(874)	(169)
Net foreign exchange currency losses	(1,660)	(8,743)	(47)
Other income	1,098	5,781	180
Other expenses	(126)	(662)	(1,973)
Finance costs	(274)	(1,442)	(1,466)

(Loss)/profit before income tax	(272)	(1,435)	1,167

Income tax expense	(109)	(573)	(1,233)
Loss for the year	(381)	(2,008)	(66)

(Loss)/profit attributable to:
Equity holders of the parent	(369)	(1,942)	67
Minority interest	(12)	(66)	(133)

	(381)	(2,008)	(66)

	Year Ended 31 December
	2008	2008	2007
	(U.S.$ millions)	(UAH millions)
ASSETS
Non-Current Assets
Property, plant and equipment	11,080	85,316	87,660
Intangible assets	9	67	70
Investments	1,107	8,527	8,458
Deferred tax asset	349	2,689	1,950
Other non-current assets	139	1,072	1,045

Total non-current assets	12,684	97,671	99,183

Current Assets
Inventories	1,661	12,787	3,058
Trade and other receivables	1,045	8,051	4,424
Prepayments and other current assets	255	1,960	1,338
Restricted cash	71	544	51
Cash and cash equivalents	338	2,604	587

Total current assets	3,370	25,946	9,458

TOTAL ASSETS	16,054	123,617	108,641

	Year Ended 31 December
	2008	2008	2007
	(U.S.$ millions)	(UAH millions)
EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital	1,263	9,721	9,721
Revaluation reserve	6,886	53,021	54,780
Accumulated losses and other reserves	(1,336)	(10,284)	(8,262)

	6,813	52,458	56,239
Minority interest	96	742	718

Total equity	6,909	53,200	56,957

Non-current liabilities
Loans and borrowings	2,171	16,719	9,411
Provisions	113	868	705
Other long-term liabilities	35	272	2,339
Deferred tax liability	1,637	12,600	13,533

Total non-current liabilities	3,956	30,459	25,988

Current liabilities
Advances and other current liabilities	1,322	10,179	5,750
Trade and other payables	972	7,485	8,419
Provisions	346	2,666	6,155
Loans and borrowings	2,549	19,628	3,459
Income tax payable	—	—	1,913

Total current liabilities	5,189	39,958	25,696

Total liabilities	9,145	70,417	51,684

TOTAL EQUITY AND LIABILITIES	16,054	123,617	108,641

TERMS AND CONDITIONS OF THE CONSENT SOLICITATION

1.	General

For the Proposal to take effect, it must be approved by way of an Extraordinary Resolution to be voted on at the Meeting and votes must be cast in favour of the Extraordinary Resolution amounting to a majority consisting of not less than 75 per cent. of the persons voting thereat upon a show of hands or, if a poll is duly demanded, by a majority consisting of not less than 75 per cent. of the votes cast on such poll at such Meeting at which a quorum is achieved of one or more persons present in person holding Notes in definitive form or voting certificates or being proxies and holding or representing not less than 75 per cent. of the aggregate principal amount of the Notes for the time being outstanding (as defined in the Trust Deed). See “Exhibit A - Form of Notice of Meeting”.

As of the date hereof, U.S.$500,000,000 principal amount of the Notes were outstanding for the purposes of the Trust Deed.

If the Extraordinary Resolution is approved and becomes effective, each present and future holder of the Notes and any Coupons (as defined in the Conditions) will be bound by the Extraordinary Resolution, whether or not such holder voted in respect of the Proposal, and whether or not such holder voted for or against the Extraordinary Resolution

Attending the Meeting and voting in person or by proxy (other than the Tabulation Agent) will not entitle any Noteholder to receive Naftogas Notes on the basis of the Early Participation Ratio; rather, such Noteholder will, upon the terms set out in this Consent Solicitation Memorandum, receive Naftogas Notes on the basis of the Late Participation Ratio. The provisions of this paragraph are without limitation to a Noteholder’s right to attend and vote at the Meeting of Noteholders or appoint a proxy to do so.

2.	The Consent Solicitation

Subject to the passing of the Extraordinary Resolution and the other Acceptance Conditions having been met (or, where permitted, waived), each Noteholder from whom an Early Consent Instruction is received by the Tabulation Agent (and not revoked) on or before the Early Expiration Deadline will receive Naftogas Notes in an amount (rounded down to the nearest US$1,000) equal to the product of the aggregate principal amount of the Notes held by such Noteholder multiplied by 1.00 (the “Early Participation Ratio”), as consideration for the Noteholder’s delivery of valid Electronic Voting Instructions in favour of the Extraordinary Resolution.

Each Noteholder who delivers an Electronic Voting Instruction after the Early Expiration Deadline or who does not deliver any voting instruction will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied (or, where permitted, waived), receive Naftogas Notes in an amount (rounded down to the nearest US$1,000) equal to the product of the aggregate principal amount of the Notes held by such Noteholder multiplied by 0.95 (the “Late Participation Ratio”).

The Early Expiration Deadline will be 17:00 hours Central European Time on 8 October 2009, unless extended by the Borrower.

Noteholders may deliver Electronic Voting Instructions through the Clearing Systems, in accordance with the procedures of, and by the earlier deadlines specified by, the Clearing Systems for receipt by the Tabulation Agent during the consent period, which commences on the Launch Date (being 24 September 2009) and expires at the Final Voting Deadline, being 17:00 hours Central European Time on 15 October 2009 (the “Consent Period”). During the period immediately following the Final Voting Deadline and ending at the conclusion of the Meeting, Noteholders will not be able to deliver Electronic Voting Instructions. All valid Electronic Voting Instructions that are properly delivered through the Clearing Systems to the Tabulation Agent by the Final Voting Deadline (and accepted by the Borrower as valid), and not revoked prior to the Revocation Deadline, will be given effect in accordance with the specifications thereof. A Noteholder cannot deliver Electronic Voting Instructions through the Clearing Systems to the Tabulation Agent and be eligible to receive Naftogas Notes on the basis of the application of the Early Participation Ratio without also irrevocably appointing the Tabulation Agent as its proxy to vote on the Proposal (in the manner provided herein).

Noteholders may vote on the Extraordinary Resolution either in person or by proxy at the Meeting.

Noteholders may only deliver Electronic Voting Instructions in respect of the Notes in principal amounts of U.S.$1.00 and integral multiples thereof.

3.	Acceptance Conditions

Pursuant to the terms of the Trust Deed and the Conditions, the Proposal in respect of the Notes can be implemented only if the Issuer (as proposer of the Extraordinary Resolution pursuant to the Trust Deed) receives sufficient votes in favour of the Extraordinary Resolution at the Meeting which comply with the quorum and voting requirements set forth in the Meetings Provisions and the Notice of Meeting, and the conditions to the effectiveness of the Extraordinary Resolution are satisfied (or, where permitted, waived).

The Acceptance Conditions, being the conditions to the effectiveness of the Extraordinary Resolution, are as set forth below:

(i) that the Extraordinary Resolution is duly passed at the meeting of holders convened for the purpose of considering such resolution;

(ii) that the Guarantee, by way of a deed of guarantee (the “Deed of Guarantee”), is duly executed and delivered by the Guarantor;

(iii) that each of the other Proposal Documents is duly executed and entered into (and, if applicable, delivered) by each of the relevant parties;

(iv) that each of (a) a deed of release relating to the release, reassignment or discharge of any existing Security Interests in respect of the Notes, the SBL Loan Agreement, the Naftogas Loan Agreement or any related arrangements, and (b) a deed of indemnity in favour of the Issuer and Standard Bank, are executed and delivered, including by Naftogas and/or the Guarantor (as applicable);

(v) that the existing permanent global note in relation to the Notes is cancelled; and

(vi) that each of the existing third party loan facilities under which facilities have been made available to the Borrower are similarly rescheduled (the “Sixth Acceptance Condition”).

Acceptance Conditions (iv) and (v) above are together referred to as the “Standard Bank Conditions”. The Borrower may (with the consent of Standard Bank and the Issuer), by notice to the Noteholders waive satisfaction of the Standard Bank Conditions at any time prior to the Effective Date. The Borrower may by notice to the Noteholders waive satisfaction of the Sixth Acceptance Condition at any time prior to the Effective Date.

4.	How to Consent

Noteholders that wish to vote on the Proposal are invited to deliver Electronic Voting Instructions through the Clearing Systems in accordance with the procedures of, and by the earlier deadlines specified by, the Clearing Systems for receipt by the Tabulation Agent before the Early Expiration Deadline in order that they are eligible to receive Naftogas Notes on the basis of the application of the Early Participation Ratio. Noteholders are advised to check with the bank, securities broker, Clearing Systems or other intermediary through which they hold their Notes whether such intermediary applies different deadlines for any of the events specified.

Noteholders who do not deliver valid Electronic Voting Instructions in favour of the Extraordinary Resolution through the Clearing Systems for receipt by the Tabulation Agent before the Early Expiration Deadline or who revoke such Electronic Voting Instructions before the Revocation Deadline or who otherwise make arrangements to vote or abstain from voting at the Meeting will, if the Extraordinary Resolution is passed at the Meeting and the Acceptance Conditions are satisfied (or, where permitted, waived), receive Naftogas Notes on the basis of the application of the Late Participation Ratio, and not the Early Participation Ratio. Noteholders delivering Electronic Voting Instructions or taking action to be able to attend and vote at the Meeting in person after the Final Voting Deadline will not be entitled to attend or vote at the Meeting. Attending the Meeting and voting in person or by proxy (other than the Tabulation Agent) will not entitle any Noteholder to receive Naftogas Notes on the basis of the application of the Early Participation Ratio.

By delivering an Electronic Voting Instruction through the Clearing Systems to the Tabulation Agent, Direct Participants are deemed to authorise the relevant Clearing System to disclose their identity, holdings and Clearing System account details to the Tabulation Agent for disclosure to the Issuer, Standard Bank, the Borrower and the Dealer Manager.

Noteholders who are not Direct Participants should arrange for the Direct Participant through which they hold their Notes to deliver an Electronic Voting Instruction on their behalf to and through, and in accordance with and by the earlier deadlines specified by, the relevant Clearing System for receipt by the Tabulation Agent before the Early Expiration Deadline or the Final Voting Deadline, as the case may be.

By delivering Electronic Voting Instructions through the Clearing Systems for receipt by the Tabulation Agent, each Noteholder is deemed to represent and warrant to the Issuer, the Borrower and the Trustee as follows (the “Status Confirmation”):

(a)	that it is not a person to whom it is unlawful to make the Consent Solicitation or Proposal under applicable securities laws, that it has not distributed or forwarded the Consent Solicitation Memorandum or any other documents or materials relating to the Consent Solicitation to any person(s) to whom such distribution cannot be lawfully made, and that it has (before submitting, or arranging for the submission on its behalf, as the case may be, of the Electronic Voting Instruction or other voting instruction in respect of the Notes it holds) complied with all laws and regulations applicable to it for the purposes of its participation in the Consent Solicitation;

(b)	if it is located or resident in the European Economic Area, it is a qualified investor within the meaning of Article 2(1)(e) of the EU Prospectus Directive (2003/71/EC);

(c)	if it is located or resident in the United Kingdom, it is a person falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or within Article 43 of the Order, or to whom the Consent Solicitation Memorandum and any other documents or materials relating to the Consent Solicitation may otherwise be lawfully communicated in accordance with the Order;

(d)	that it is not located in Italy, it did not receive the Consent Solicitation Memorandum or any invitation to participate in the Consent Solicitation in Italy and it is not acting on behalf of investors located or resident in Italy; and

(e)	that the acceptance by it of the Consent Solicitation and Proposal will not result in a breach of any relevant laws or regulations in the jurisdiction in which it is resident or from which it is submitting the Electronic Voting Instruction or other voting instruction.
Noteholders who are unable to make such Status Confirmation should contact the Dealer Manager, whose contact details are set forth on the last page of this Consent Solicitation Memorandum, at their earliest opportunity.

By delivering a valid Electronic Voting Instruction to the relevant Clearing System, the Noteholder is deemed to represent, warrant and undertake to the Issuer, the Borrower, the Tabulation Agent and the Dealer Manager that its Notes are blocked in its account at the relevant Clearing System to the order of the Paying Agent, at the time of submission of an Electronic Voting Instruction, and will continue to be so blocked, until the earlier of (a) the conclusion of the Meeting, (b) termination or withdrawal of the Consent Solicitation in accordance with the terms of the Proposal, or (c) in the case of Notes in respect of which the Electronic Voting Instruction has been validly revoked, the date on which such instruction is validly revoked, all in accordance with the normal procedures of such Clearing System and after taking into account the deadlines imposed by such Clearing System. Noteholders should ensure that the relevant Clearing System in which their Notes are held has received irrevocable instructions to block such Notes as set forth herein in the securities account to which they are credited.

The Borrower expects that the receipt of an Electronic Voting Instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System. All questions as to validity, form and eligibility (including time of receipt) of any Electronic Voting Instruction will be determined solely by the Borrower. The Borrower’s determination as to whether or when an Electronic Voting Instruction is received, whether it is duly completed or whether acceptance is validly revoked shall be final and binding.

Noteholders should ensure that the relevant Clearing System in which their Notes are held has received irrevocable instructions to block such Notes as set forth herein in the securities account to which they are credited. Such blocking should take effect from, and including, the day on which the Electronic Voting Instruction is submitted so that no transfers may be effected in relation to such Notes at any time after such date until such block is released by the Paying Agent upon the instructions of the Tabulation Agent. Noteholders should also ensure that the relevant Clearing System has received irrevocable instructions that the Noteholder has instructed the Paying Agent to appoint the Tabulation Agent as proxy to vote on the Extraordinary Resolution in respect of all the Noteholder’s Notes included in an Electronic Voting Instruction as directed in that Electronic Voting Instruction. Notes should be blocked in accordance with the procedures of the relevant Clearing System and the deadlines required by the relevant Clearing System. The Issuer, the Borrower and the Tabulation Agent shall be entitled to accept submission of an Electronic Voting Instruction as deemed confirmation that such Notes have been so blocked. In the event that Notes are not blocked in accordance with the procedures of the relevant Clearing System, the Tabulation Agent shall inform the Issuer and the Borrower, and the Borrower shall be entitled, but not obliged, to reject the Electronic Voting Instruction.

The beneficial owners of Notes that are held in the name of a broker, dealer, bank, custodian, trust company or other nominee or custodian should contact such entity sufficiently in advance of the relevant date if they wish to submit Electronic Voting Instructions and procure that the Notes are blocked in accordance with the normal procedures of the relevant Clearing System and the deadlines imposed by such Clearing System.

5.	Revocation of Electronic Voting Instruction

It is a term of the Proposal that Electronic Voting Instructions in respect of which the relevant Noteholders are eligible to receive Naftogas Notes on the basis of application of the Early Participation Ratio shall be irrevocable from the Early Expiration Deadline and Electronic Voting Instructions submitted following the Early Expiration Deadline shall be irrevocable. Subject to and in accordance with the conditions set forth in this Consent Solicitation Memorandum, any notice of revocation received after the relevant deadline will not be effective. For the avoidance of doubt, from the Final Voting Deadline until the conclusion of the Meeting, no Electronic Voting Instructions are revocable or capable of amendment.

To be effective, a notice of revocation must be in a format customarily used by the Clearing Systems. Only the Direct Participant that previously gave the relevant Electronic Voting Instruction is entitled to revoke such instruction. A beneficial owner of Notes held through a Direct Participant must arrange with such Direct Participant to deliver on its behalf a revocation of any Electronic Voting Instruction already given with respect to such Notes. Noteholders who are not Direct Participants or who hold Notes through any other intermediary are advised to check with such entity when it would require to receive instructions to revoke Electronic Voting Instructions to meet the above deadlines.

Subject as set forth above, any holder of Notes as to which an Electronic Voting Instruction has been given may revoke such Electronic Voting Instruction as to such Notes or any portion of such Notes (in integral multiples of U.S.$1) by delivering a written notice of revocation or a changed Electronic Voting Instruction bearing a date later than the date of the prior Electronic Voting Instruction to the Clearing Systems at any time prior to the Revocation Deadline with respect to such Notes. Except in the limited circumstances described below, any notice of revocation received after the Revocation Deadline with respect to any Electronic Voting Instruction sent through the Clearing Systems for receipt by the Tabulation will not be effective.

If the Consent Solicitation is amended and any such amendment is, in the Borrower’s opinion (in consultation with the Dealer Manager), materially prejudicial to Noteholders who have already submitted Electronic Voting Instructions before the announcement of such amendment (subject to no such amendment being permissible at any time after the Final Voting Deadline) then such Electronic Voting Instructions may be revoked at any time from the date and time of such announcement until 17:00 hours Central European Time, on the second business day following such announcement (subject to the earlier deadlines required by the Clearing Systems and any intermediary through which Noteholders hold their Notes).

The Borrower reserves the right to contest the validity of any revocation and all questions as to the validity (including time of receipt) of any revocation will be determined by the Borrower, which determination will be conclusive and binding subject only to such final review as may be prescribed by the Trustee concerning proof of execution and ownership. None of the Issuer, Standard Bank, the Borrower, any of their respective affiliates, the Dealer Manager, the Tabulation Agent, the Trustee, the Paying Agent or any other person will be under any duty to give notification of any defects or irregularities with respect to any revocation nor shall any of them incur any liability for failure to give such information.

6.	Extension and Subsequent Solicitations

The Early Expiration Deadline shall be 17:00 hours Central European Time on 8 October 2009, unless the Borrower decides to extend the Early Expiration Deadline.

In order to extend the Early Expiration Deadline, the Borrower will notify the Tabulation Agent of any extension by giving notice in accordance with these terms and conditions of the Consent Solicitation on or prior to the Final Voting Deadline on the business day following the previously scheduled Early Expiration Deadline. Such announcement may state that the Borrower is extending the Consent Solicitation for a specified period of time or on a daily basis. Failure of any holder or beneficial owner of Notes to be so notified will not affect the extension of the Consent Solicitation.

Unless otherwise stated, all announcements will be made by the Issuer or the Borrower (as appropriate) (i) by the issue of a press release to a recognised financial news service in each of London and Luxembourg (such as Reuters or Bloomberg), (ii) by delivery of notices to the Clearing Systems for communication to Direct Participants and (iii) through the website of the Luxembourg Stock Exchange (www.bourse.lu). Copies of all announcements, notices and press releases can also be obtained from the Tabulation Agent, the contact details for which appear on the last page of this Consent Solicitation Memorandum. In addition, Noteholders may contact the Dealer Manager for information on the telephone number on the last page of this Consent Solicitation Memorandum.

7.	Termination and Amendment

Notwithstanding anything to the contrary set forth in this Consent Solicitation Memorandum (other than an extension of the Consent Solicitation), the Borrower reserves the right (A) at any time prior to the Final Voting Deadline to (i) extend the Early Expiration Deadline; (ii) amend the terms of the Consent Solicitation in any respect; (iii) terminate or withdraw the Consent Solicitation or the Proposal; or (iv) modify the form or amount of the consideration to be paid pursuant to the Consent Solicitation; and (B) at any time prior to the Effective Date, to waive the Sixth Acceptance Condition and/or, with the consent of Standard Bank and the Issuer, the Standard Bank Conditions.

Subject to applicable law, the Borrower, in its sole discretion, may amend any term or condition of the Proposal (other than the Extraordinary Resolution) at any time before the Final Voting Deadline, being 17:00 hours Central European Time on 15 October 2009 (the second business day before the date of the Meeting). The Borrower will promptly announce any such amendment by (i) by the issue of a press release to a recognised financial news service in each of London and Luxembourg (such as Reuters or Bloomberg), (ii) by delivery of notices to the Clearing Systems for communication to Direct Participants and (iii) through the website of the Luxembourg Stock Exchange (www.bourse.lu).

8.	Additional Terms of the Consent Solicitation

All communications, payment, notices, to be delivered to or by a Noteholder will be delivered by or sent to or by it at its own risk. All acceptances shall be deemed to be made on the terms set forth herein.

Save as otherwise provided herein, any notice given to a Noteholder in connection with the Consent Solicitation will be deemed to have been duly given if it is delivered to the Clearing Systems. Each of the Issuer and the Borrower may, in its sole discretion, also give notice by any other means it considers appropriate.

The Borrower may, in its discretion, elect to treat as valid an Electronic Voting Instruction not complying in all respects with the terms of the Consent Solicitation or in respect of which the relevant Noteholder does not comply with all the subsequent requirements of these terms.

The Consent Solicitation and each Electronic Voting Instruction shall be governed by, and construed in accordance with, English law. By submitting an Electronic Voting Instruction a Noteholder irrevocably and unconditionally agrees for the benefit of the Issuer, Standard Bank, the Borrower, the Trustee, the Principal

Paying Agent, the Paying Agent, the Dealer Manager and the Tabulation Agent that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Consent Solicitation or any of the documents referred to above and that, accordingly, any suit, action or proceedings arising out of or in connection with the foregoing may be brought in such courts.

None of the Issuer, Standard Bank, the Borrower, the Guarantor, the Trustee, the Principal Paying Agent, the Paying Agent, the Dealer Manager, the Tabulation Agent or any of their respective officers, directors, employees, agents or affiliates makes (and shall not be deemed to make) any recommendation as to whether or not Noteholders should accept the Consent Solicitation or otherwise exercise any rights in respect of the Notes, but the Trustee has authorised it to be stated that, on the basis of the information set out in this Consent Solicitation Memorandum (which it recommends Noteholders to read carefully), and in the Notice, it has no objection to the Extraordinary Resolution referred to in the Notice being submitted to the Noteholders for their consideration. None of the Trustee, the Issuer or Standard Bank has been involved in negotiating the Proposal or the Extraordinary Resolution and none of them makes any representation that all relevant information has been disclosed to the Noteholders in or pursuant to this Consent Solicitation Memorandum and the Notice of Meeting. Accordingly, the Issuer, Standard Bank and Trustee recommend that Noteholders who are unsure of the consequences of the Proposal and the Extraordinary Resolution should seek their own financial and legal advice. Noteholders must make their own decision with regard to acceptance and the merits of the Extraordinary Resolution.

Unless waived by the Borrower, any irregularities in connection with acceptances of the Consent Solicitation must be cured within such time as the Borrower shall determine. None of the Issuer, Standard Bank, the Borrower, the Guarantor, the Dealer Manager, the Trustee, the Principal Paying Agent, the Paying Agent, the Tabulation Agent or any other person will be under any duty to give notification of any defects or irregularities in such acceptances, nor will any of such entities incur any liability for failure to give such notification. Electronic Voting Instructions with respect to the Consent Solicitation will be deemed not to have been made until such irregularities have been cured or waived.

None of the Issuer, Standard Bank, the Borrower, the Guarantor, the Dealer Manager, the Trustee, the Principal Paying Agent, the Paying Agent or the Tabulation Agent shall accept any responsibility for failure of delivery of the Consent Solicitation, any acceptance of the Consent Solicitation or any other notice or communication. The Borrower’s determination in respect of the Consent Solicitation or any other notice or communication shall be final and binding.

If the Acceptance Conditions are not satisfied (and have not been waived, if permitted) or the Consent Solicitation is terminated or withdrawn after any Noteholder has accepted the Consent Solicitation, the Borrower shall give Noteholders notice as provided herein (or shall procure that such notice is given).

9.	Documents available

For Noteholders’ convenience, copies of each of:

i)	the Trust Deed;

ii)	the Agency Agreement

iii)	the offering circular dated 29 September 2004 relating to the Notes (which includes the form of the Naftogas Loan Agreement);

iv)	the form of the Extraordinary Resolution; and

v)	drafts of the:

a.	New Trust Deed;

b.	terms and conditions of the Naftogas Notes (the “New Conditions”);

c.	Deed of Guarantee; and

d.	New Agency Agreement,

each a “Proposal Document” and together the “Proposal Documents”), relating to the Naftogas Notes,

will be available from the date of this Consent Solicitation Memorandum to the conclusion of the Meeting (i) on request from the Tabulation Agent and (ii) for collection or inspection during normal business hours at the specified office of the Principal Paying Agent. Such documents will also be available for inspection at the offices of Latham & Watkins (London) LLP at 99 Bishopsgate, London EC2M 3XF, United Kingdom, from the time 15 minutes before and during the Meeting.

If any such version of a Proposal Document is amended after the date of this Consent Solicitation Memorandum and before the date of the Meeting, the amended draft of such document will be made available as set forth above (in each case marked to indicate changes made to the version or drafts made available at the date of this Consent Solicitation Memorandum).

TAXATION

In view of the number of different jurisdictions where tax laws may apply to a holder of Notes or to a beneficial owner of Notes, this Consent Solicitation Memorandum does not discuss the tax consequences to holders of Notes or such beneficial owners approving the Proposal pursuant to this Consent Solicitation Memorandum. Noteholders and such beneficial owners are urged to consult their own professional advisors regarding these possible tax consequences under the laws of the jurisdictions that apply to them for their approval of the Proposal and receipt of the Naftogas Notes on the basis of the Early Participation Ratio or the Late Participation Ratio (as applicable). Noteholders and such beneficial owners are liable for their own taxes and have no recourse to the Issuer, Standard Bank, the Borrower, the Guarantor, the Trustee, the Dealer Manager, the Tabulation Agent, the Principal Paying Agent or the Paying Agent with respect to taxes arising in connection with the Consent Solicitation.

TABULATION AGENT AND DEALER MANAGER

Lucid Issuer Services Limited has been retained to serve as Tabulation Agent and Credit Suisse Securities (Europe) Limited has been retained to serve as Dealer Manager in connection with the Consent Solicitation. The Tabulation Agent and the Dealer Manager each will receive a fee from the Borrower for serving in such capacities. The Issuer, the Borrower and the Guarantor have entered into a dealer manager agreement with the Dealer Manager which contains certain provisions regarding the reimbursement of expenses and indemnity arrangements.

The Dealer Manager and its affiliates may contact Noteholders regarding the Proposal and may request brokerage houses, custodians, nominees, fiduciaries and others to forward this Consent Solicitation Memorandum and related materials to Noteholders.

None of the Dealer Manager or the Tabulation Agent or any of their respective directors, employees or affiliates assume any responsibility for the accuracy or completeness of the information concerning the Proposal, the Notes, the Naftogas Notes, the Issuer, Standard Bank, the Borrower or the Guarantor in this Consent Solicitation Memorandum or for any failure by the Issuer, Standard Bank, the Borrower or the Guarantor to disclose events that may have occurred and may affect the significance or accuracy of such information, the terms of any amendment to the Proposal or the period of time during which Electronic Voting Instructions may be revoked (or whether Noteholders are given any revocation rights) following any such amendment.

None of the Dealer Manager or the Tabulation Agent or any of their respective directors, employees or affiliates make any representation or recommendation whatsoever regarding the Proposal, or any recommendation as to whether Noteholders should participate in the Proposal.

An affiliate of Credit Suisse Group AG, of which the Dealer Manager is also an affiliate, is a lender under a term loan facility agreement with Naftogas. In addition, the Dealer Manager and its affiliates have provided in the past, and are currently providing, other investment banking, commercial banking and/or financial advisory services to the Issuer, Standard Bank, the Borrower and/or the Guarantor. The Dealer Manager may hold Notes and may continue to make markets in the Notes during the Consent Solicitation.

None of the Issuer, Standard Bank, the Borrower or the Guarantor has authorised any person (including the Tabulation Agent and the Dealer Manager) to give any information or make any representations in connection with this Consent Solicitation other than, in the case of Naftogas and the Guarantor (but not the Issuer or Standard Bank), as set forth herein and, if given or made, such information or representations must not be relied upon as having been authorised by the Issuer, Standard Bank, the Borrower, the Guarantor, the Tabulation Agent, the Dealer Manager or any other person.

Requests for assistance in delivering Electronic Voting Instructions or for additional copies of this Consent Solicitation Memorandum may be directed to the Tabulation Agent at its address and telephone number set forth on the last page of this Consent Solicitation Memorandum.

The Tabulation Agent and the Dealer Manager are not and will not be agents of the Issuer or Standard Bank. Neither the Issuer nor Standard Bank accepts any responsibility or liability for the acts or omissions of the Tabulation Agent or the Dealer Manager or any losses or liabilities suffered or incurred by any person as a result of such acts or omissions.

EXHIBIT A

FORM OF NOTICE OF MEETING

Set forth below is the form of Notice to be communicated through the Clearing Systems by the Issuer in respect of the Notes:

THE PROPOSAL MADE BY THE BORROWER, WHICH RELATES TO THE MEETING OF NOTEHOLDERS BEING CONVENED BY THE ISSUER, IS NOT BEING MADE AND WILL NOT BE MADE IN OR INTO THE REPUBLIC OF ITALY. NEITHER THIS NOTICE NOR ANY OTHER DOCUMENT RELATING TO THE MEETING OF NOTEHOLDERS HAS BEEN PREPARED FOR PURPOSES OF ANY SOLICITATION OR OFFER TO PURCHASE NOTES IN THE REPUBLIC OF ITALY, AND THIS NOTICE AND SUCH OTHER DOCUMENTS MAY NOT BE DISTRIBUTED OR MADE AVAILABLE IN THE REPUBLIC OF ITALY FOR SUCH PURPOSE. NEITHER THIS NOTICE NOR ANY OTHER DOCUMENT RELATING TO THE MEETING OF NOTEHOLDERS HAS BEEN SUBMITTED TO THE CLEARANCE PROCEDURE OF THE COMMISSIONE NAZIONALE PER LE SOCIETÀ E LA BORSA (CONSOB) PURSUANT TO ITALIAN LAWS AND REGULATIONS.

THIS NOTICE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in doubt as to the action you should take, you are recommended to seek your own financial advice, including in respect of any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 (if you are in the United Kingdom), or from another appropriately authorised independent financial adviser (if you are not).

If you have sold or otherwise transferred all of your Notes, please forward this document to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Standard Bank London Holdings PLC

(a company incorporated in England and Wales)

(the “Issuer”)

NOTICE OF A MEETING

to the holders of those of the Issuer’s outstanding

U.S.$500,000,000 8.125% Loan Participation Notes due 2009

(the “Noteholders” and the “Notes” respectively)

issued by, but without recourse to the Issuer for the purpose of financing a loan by Standard Bank Plc (formerly known as Standard Bank London Limited) (“Standard Bank”) to

National Joint-Stock Company “Naftogas of Ukraine”

(incorporated in Ukraine)

(“Naftogas” or the “Borrower”)

NOTICE IS HEREBY GIVEN that a meeting (the “Meeting”) of the Noteholders convened by the Issuer will be held at the offices of Latham & Watkins (London) LLP at 99 Bishopsgate, London EC2M 3XF, United Kingdom on 19 October 2009 at 17:00 hours Central European Time (16:00 hours London time), for the purpose of considering and, if thought fit, passing the following Resolution which will be proposed as an Extraordinary Resolution in accordance with the provisions of the trust deed (the “Trust Deed”) dated 30

September 2004 made between, inter alios, the Issuer and The Bank of New York Mellon (formerly known as The Bank of New York) (the “Trustee”). Unless the context otherwise requires, capitalised terms used but not defined in this Notice shall have the meaning given to them in the Trust Deed, the terms and conditions of the Notes (the “Conditions”) or the Consent Solicitation Memorandum (as defined below), as applicable.

EXTRAORDINARY RESOLUTION

“THAT this Meeting of the holders of the U.S.$500,000,000 8.125% Loan Participation Notes due 2009 of Standard Bank London Holdings PLC presently outstanding (the “Notes” and the “Issuer”, respectively) having the benefit of a trust deed (the “Trust Deed”) dated 30 September 2004 made between the Issuer, Standard Bank Plc (formerly known as Standard Bank London Limited) (“Standard Bank”) and The Bank of New York Mellon (formerly known as The Bank of New York) (the “Trustee”) hereby:

1.	approves, sanctions and authorises (and instructs the Trustee to approve, sanction and authorise) the arrangements, actions and steps proposed by National Joint-Stock Company “Naftogas of Ukraine” (the “Borrower” or “Naftogas”) (the “Proposal”) as described in the Consent Solicitation Memorandum dated 24 September 2009, issued by the Borrower in connection with the Meeting (the “Consent Solicitation Memorandum”) to which this Extraordinary Resolution relates, and its implementation on and subject to the condition(s) set forth in paragraph 15 of this Extraordinary Resolution.

2.	acknowledges, assents to and authorises (and authorises, directs, instructs and empowers the Trustee to acknowledge, assent to and authorise) the delivery of the Deed of Guarantee (substantially in the form attached to the Consent Solicitation Memorandum and available, free of charge, (i) on request from Lucid Issuer Services Limited (the “Tabulation Agent”) and (ii) for collection or inspection during normal business hours at the specified office of The Bank of New York Mellon (formerly known as The Bank of New York) (the “Principal Paying Agent”)) relating to the guarantee given by the Cabinet of Ministers of Ukraine (acting on behalf of Ukraine) represented by the Minister of Finance of Ukraine (the “Guarantor”) in favour of , amongst others, (i) Standard Bank in respect of all of the Borrower’s payment obligations (including, but not limited to, payments of principal and interest) under the Naftogas Loan Agreement and (ii) following the execution of the New Trust Deed constituting the Naftogas Notes, the New Trustee in respect of all the Borrower’s payment obligations (including, but not limited to, payments of principal and interest) under the New Trust Deed, and authorises, directs, instructs and empowers the Trustee to direct and instruct Standard Bank to enter into such Deed of Guarantee;

3.	assents to, sanctions and authorises the entry into (and authorises, directs, instructs and empowers the Trustee to approve, sanction and consent to Naftogas entering into) the New Trust Deed constituting the Naftogas Notes and incorporating the New Conditions (each substantially in the form attached to the Consent Solicitation Memorandum and available, free of charge, (i) on request from the Tabulation Agent and (ii) for collection or inspection during normal business hours at the specified office of the Principal Paying Agent);

4.	assents to, sanctions and authorises the entry into (and authorises, directs, instructs and empowers the Trustee to approve, sanction and consent to Naftogas entering into) the New Agency Agreement (available, free of charge, (i) on request from the Tabulation Agent and (ii) for collection or inspection during normal business hours at the specified office of the Principal Paying Agent);

5.	assents to, sanctions and authorises (and authorises, directs, instructs and empowers the Trustee to approve, sanction and authorise) (i) the exchange of the Noteholders’ interests in the Notes for direct interests in a note issuance (the “Naftogas Notes”) by Naftogas upon the terms and conditions set forth in the Consent Solicitation Memorandum, and on the basis of the Early Participation Ratio or the Late Participation Ratio (as applicable); and (ii) the consequential termination and cancellation of the Notes;

6.	assents to, sanctions and authorises the entry into (and authorises, directs, instructs and empowers each of the Trustee, the Issuer and Standard Bank to approve, sanction, authorise and enter into) any documents required to release the Issuer and Standard Bank from any obligations they have under the SBL Loan Agreement and/or the Naftogas Loan Agreement (together, the “Original Loan Agreements”), and to cancel the SBL Loan and the Naftogas Loan;

7.	assents to, sanctions and authorises the entry into (and authorises, directs, instructs and empowers each of the Trustee, the Issuer and Standard Bank to approve, sanction, authorise and enter into) any documents required for the release, reassignment or discharge of any existing Security Interests in respect of the Notes, the Original Loan Agreements or related arrangements to which the Trustee, the Issuer or Standard Bank is a party;

8.	approves, sanctions and authorises (and authorises, directs, instructs and empowers each of the Trustee, the New Trustee, the Issuer and Standard Bank to approve, sanction and authorise and carry out) the taking of and entry into any other arrangements , documents, deeds, agreements, actions or steps in order to fully implement and effect the arrangements, actions and steps summarised in the Proposal and this Extraordinary Resolution;

9.	authorises, directs, instructs and empowers each of the Trustee, the New Trustee, the Issuer and Standard Bank to concur in, and to execute and do, all such other deeds, instruments, acts and things that may be necessary in the opinion of the Trustee to carry out and give effect to this Extraordinary Resolution;

10.	authorises and waives each and every Relevant Event, Default and/or Event of Default which to date may have occurred or which subsists on or at any time prior to the date of this Extraordinary Resolution;

11.	sanctions and assents to every abrogation, amendment, modification, compromise or arrangement in respect of the rights of the Noteholders and the holders of the interest coupons appertaining to the Notes against the Issuer, Standard Bank or the Borrower against any of its/their property whether or not such rights shall arise under the Trust Deed, the Original Loan Agreements or otherwise, involved in or resulting from or to be effected by, the arrangements and transactions referred to in this Extraordinary Resolution and the Proposal and their implementation and the entry into of the documents referred to in this Extraordinary Resolution and the Proposal;

12.	approves, sanctions and authorises the release of the Issuer and Standard Bank from, and authorises, directs, instructs and empowers the Trustee to release the Issuer and Standard Bank from all obligations and liabilities whatsoever under or in connection with the Notes, the Trust Deed, the Agency Agreement, the Original Loan Agreements, the Proposal and the Proposal Documents;

13.	discharges and exonerates each of the Issuer and Standard Bank from all liability for which they may have become or may become responsible under the Notes, the Trust Deed, the Original Loan Agreements, the Agency Agreement, the Proposal and the Proposal Documents in respect of any act or omission in connection with the Proposal, its implementation or this Extraordinary Resolution;

14.	discharges and exonerates the Trustee from all liability for which it may have become or may become responsible under the Trust Deed or the Notes in respect of any act or omission in connection with the Proposal, its implementation or this Extraordinary Resolution;

15.	acknowledges and declares that this Extraordinary Resolution shall in all respects be conditional on the satisfaction of the Acceptance Conditions set forth below provided that the Borrower may by notice delivered (i) to a notifying news service, (ii) to Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg” and, together with Euroclear, the “Clearing Systems” and each a “Clearing System”) for communication to each person who is shown in the records of each Clearing Systems as a holder of the Notes (also referred to as “Direct Participants” and each a “Direct Participant”) by no later than the date of the Meeting (or adjourned Meeting(s) (if any)) at which such extraordinary resolution is to be considered, and (iii) through the website of the Luxembourg Stock Exchange (www.bourse.lu), waive satisfaction of the Sixth Acceptance Condition and/or (with the consent of Standard Bank and the Issuer) the Standard Bank Conditions , in which case this Extraordinary Resolution shall not be conditional on any such waived Acceptance Condition(s); and

16.	acknowledges that capitalised terms used in this Extraordinary Resolution and not otherwise defined shall have the same meanings given to them in the Trust Deed, the terms and conditions of the Notes or the Consent Solicitation Memorandum, as applicable, unless the context otherwise requires.

Unless the context otherwise requires, capitalised terms used in this Extraordinary Resolution shall bear the meanings given to them in the Trust Deed, the terms and Conditions of the Notes or the Consent Solicitation Memorandum, as applicable.

For the avoidance of doubt, the “Acceptance Conditions” are:

(i)	that this Extraordinary Resolution is duly passed at the meeting of holders convened for the purpose of considering such resolution;

(ii)	that the Deed of Guarantee is duly executed and delivered by the Guarantor;

(iii)	that each of the other Proposal Documents is duly executed and entered into (and, if applicable, delivered) by each of the relevant parties;

(iv)	that each of (a) a deed of release relating to the release, reassignment or discharge of any existing Security Interests in respect of the Notes, the SBL Loan Agreement, the Naftogas Loan Agreement or any related arrangements, and (b) a deed of indemnity in favour of the Issuer and Standard Bank, are executed and delivered, including by Naftogas and/or the Guarantor (as applicable);

(v)	that the existing permanent global note in relation to the Notes is cancelled (together with (iv) above, the “Standard Bank Conditions”); and

(vi)	that each of the existing third party loan facilities under which facilities have been made available to the Borrower are similarly rescheduled (the “Sixth Acceptance Condition”),

save that Naftogas may, at any time prior to the Effective Date and by notice to the Noteholders, waive satisfaction of (a) the Sixth Condition, and/or (b) with the consent of Standard Bank and the Issuer, the Standard Bank Conditions.”

THE PROPOSAL

The Consent Solicitation Memorandum dated 24 September 2009 issued by the Borrower in connection with the Meeting (the “Consent Solicitation Memorandum”), a copy of which is obtainable by Noteholders, free of charge, (i) on request from Lucid Issuer Services Limited (the “Tabulation Agent”) and (ii) for collection or inspection during normal business hours at the specified office of The Bank of New York Mellon (formerly known as The Bank of New York) (the “Principal Paying Agent”)), explains the background to and reasons for, gives full details of, and invites Noteholders to approve (at the Meeting) the Proposal (as defined in the Consent Solicitation Memorandum), all as more fully described in the Consent Solicitation Memorandum.

GENERAL

The attention of Noteholders is particularly drawn to the quorum required for the Meeting and for an adjourned Meeting which is set forth in “Voting and Quorum—Quorum and Adjournment” below.

Copies of each of:

i)	the Trust Deed;

ii)	the Agency Agreement

iii)	the offering circular dated 29 September 2004 relating to the Notes (which includes the form of the Naftogas Loan Agreement);

iv)	the form of the Extraordinary Resolution; and

v)	drafts of the:

a.	New Trust Deed;

b.	New Conditions;

c.	Deed of Guarantee; and

d.	New Agency Agreement,

each a “Proposal Document” and together the “Proposal Documents”), which relate to the Naftogas Notes and set forth the changes that will be made in respect of the Notes and arrangements related to the Notes (if the Extraordinary Resolution is passed and becomes unconditional), are available from the date of this Notice to the conclusion of the Meeting (or any adjourned Meeting), free of charge, (a) on request from the Tabulation Agent and (b) for collection or inspection during normal business hours at the specified office of the Principal Paying Agent. Such documents will also be available for inspection at the offices of Latham & Watkins (London) LLP at 99 Bishopsgate, London EC2M 3XF, United Kingdom, from the time 15 minutes before and during the Meeting.

If a draft Proposal Document is amended after the date of this Notice and before the date of the Meeting, the amended draft of such document will be made available by the Borrower as set forth above (marked to indicate changes made to the version made available at the date of this Notice).

For Noteholders’ convenience, drafts of each of the (i) New Conditions, (ii) New Trust Deed and (iii) Deed of Guarantee are attached as exhibits to the Consent Solicitation Memorandum.

Noteholders who are in any doubt as to the impact of the Extraordinary Resolution and the implementation of the Proposal are recommended to seek their own independent financial and legal advice, including in respect of any tax consequences.

In accordance with normal practice, the Trustee expresses no opinion as to the merits of the Consent Solicitation or the Proposal as presented to the Noteholders in the Consent Solicitation Memorandum (which it was not involved in negotiating). It has, however, authorised it to be stated that, on the basis of the information set out in the Consent Solicitation Memorandum (which it recommends Noteholders to read carefully), and in this Notice, it has no objection to the Extraordinary Resolution referred to in this Notice being submitted to the Noteholders for their consideration. The Trustee has, however, not been involved in formulating the Consent Solicitation or the Proposal and makes no representation that all relevant information has been disclosed to Noteholders in the Consent Solicitation Memorandum and this Notice. Accordingly, the Trustee urges Noteholders who are in any doubt as to the impact of the implementation of the Proposal or the Extraordinary Resolution (including any tax consequences) to seek their own independent financial advice.

Neither the Issuer nor Standard Bank (or any of their affiliates) has made any investigation of the current circumstances of Naftogas or the Guarantor, financial or otherwise. Accordingly, Noteholders who are in any doubt as to the impact of the approval of the Extraordinary Resolution should seek their own independent financial advice.

VOTING AND QUORUM

The relevant provisions governing the convening and holding of the Meeting are set forth in the fourth Schedule to the Trust Deed, a copy of which is available for inspection as referred to above.

Noteholders who have submitted and not revoked (in the limited circumstances in which revocation is permitted) a valid Electronic Voting Instruction in favour of the Extraordinary Resolution, by which they will have given instructions for the appointment of an employee of the Tabulation Agent by the relevant Paying Agent as their proxy to vote in favour of the Extraordinary Resolution to be proposed at the Meeting and any meeting held following any adjournment of the Meeting, need take no further action to be represented at the Meeting or any such adjourned meeting.

IMPORTANT: The Notes are currently represented by a Permanent Global Note, which is held by a common depositary for Euroclear Bank, S.A./N.V. (“Euroclear”) and/or Clearstream Banking, société anonyme (“Clearstream, Luxembourg” and, together with Euroclear, the “Clearing Systems” and each a “Clearing System”). Only persons shown in the records of a Clearing System as a holder of the Notes (“Direct Participants” and each a “Direct Participant”) may deliver Electronic Voting Instructions (as defined below) or be issued with a voting certificate or otherwise give voting instructions in accordance with the procedures described below. Each person (a “beneficial owner”) who is the beneficial owner of Notes held, directly or indirectly, in an account in the name of a Direct Participant acting on such beneficial owner’s behalf will not be a Noteholder for the purposes of this notice. Accordingly, if they have not already done so, beneficial owners should arrange for the Direct Participant through which they hold their Notes to make arrangements on their behalf for the delivery of an Electronic Voting Instruction to the relevant Clearing System or the issue of a voting certificate or to otherwise give voting instructions.

1.	A Noteholder wishing to attend and vote at the Meeting and any adjourned such Meeting in person must produce at the Meeting a valid voting certificate or certificates issued by a Paying Agent relating to the Note(s) in respect of which such Noteholder wishes to vote.

2.	A Noteholder (unless the Note is the subject of a block voting instruction which has been issued and is outstanding in respect of the Meeting or any adjourned such Meeting) may procure the delivery of a voting certificate in respect of that Note by (i) giving notice to Euroclear or Clearstream, Luxembourg, as applicable, not later than 17:00 hours Central European Time on the second business day before the date fixed for the Meeting, such second business day being 15 October 2009 (or any adjourned such Meeting) and otherwise in accordance with and subject to compliance with the standard procedures of Euroclear or Clearstream, Luxembourg, as applicable, specifying by name a person (an “Identified Person”) (which need not be the Noteholder himself) to collect the voting certificate and attend and vote at the meeting and (ii) arranging for the relevant Note to be blocked in an account with Euroclear or Clearstream, Luxembourg upon terms that the Note will not cease to be so blocked until the first to occur of (i) the conclusion of the Meeting or any adjourned such Meeting and (ii) the surrender of the voting certificate to the Paying Agent and notification by the Paying Agent to the relevant Clearing System of such surrender or the compliance in such other manner with the rules of the relevant Clearing System. The voting certificate will be made available at or shortly before the start of the meeting by the Tabulation Agent against presentation by the Identified Person of the form of identification previously notified by the Noteholder to the relevant Clearing System.

3.	A Noteholder not wishing to attend and vote at the Meeting in person may either deliver his valid voting certificate(s) to the person whom he wishes to attend on his behalf or give a voting instruction (in the form of an electronic voting instruction (an “Eletronic Voting Instruction”) in accordance with the standard procedures of Euroclear and/or Clearstream, Luxembourg) to, and require the Paying Agent to, include the votes attributable to its Notes in a block voting instruction issued by the Paying Agent for the Meeting or any adjourned such Meeting, in which case the Paying Agent shall appoint an employee of the Tabulation Agent to attend as a proxy and vote at the Meeting in accordance with such Noteholder’s instructions.

4.	If a Noteholder wishes the votes attributable to its Notes to be included in a block voting instruction for the Meeting or any adjourned such Meeting, then (i) the Noteholder must arrange for its Notes to be blocked in an account with Euroclear or Clearstream, Luxembourg for that purpose and (ii) the accountholder or a duly authorised person on its behalf must direct the Paying Agent as to how those votes are to be cast by way of an Electronic Voting Instruction, not later than 17:00 hours Central European Time on the second business day before the date fixed for the Meeting, such second business day being 15 October 2009 (or, if applicable, any adjourned such Meeting) and within the time limit specified by the relevant Clearing System upon terms that the Notes will not cease to be so blocked until the first to occur of (i) the conclusion of the Meeting or any adjourned such Meeting and (ii) not later than 17:00 hours Central European Time on the second business day before the date on which the Meeting (such second business day being 15 October 2009) or any adjourned such Meeting is convened, the revocation of a Noteholder’s Electronic Voting Instruction, and that such instruction is, during the period commencing 48 hours prior to the time for which the Meeting or any adjourned such Meeting is convened and within the time limit specified by the relevant clearing system and ending at the conclusion or adjournment thereof, neither revocable nor capable of amendment.

Noteholders who deliver Electronic Voting Instructions through the Clearing Systems for receipt by the Tabulation Agent will be deemed to make the Status Confirmation (as defined in the Consent Solicitation Memorandum) on submission of such Electronic Voting Instruction , upon the terms set forth in the Consent Solicitation Memorandum. Noteholders who are unable to make such Status Confirmation should contact the Dealer Manager, whose contact details are set forth below, at their earliest opportunity.

Quorum and Adjournment

The quorum required at the Meeting is one or more persons present in person holding Notes in definitive form or voting certificates or being proxies and holding or representing not less than three quarters of the aggregate principal amount of the Notes for the time being outstanding.

If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned for a period being not less than 14 days nor more than 42 days. At least 10 days’ notice of such adjourned Meeting must be given in the same manner as for the original Meeting and such notice shall state the quorum required at such adjourned Meeting. The quorum at any such adjourned Meeting shall be one or more persons present in person holding Notes in definitive form or voting certificates or being proxies and holding or representing not less than one quarter of the aggregate principal amount of the Notes for the time being outstanding.

Voting certificates issued and electronic or other voting instructions given in respect of the relevant Meeting (unless revoked not later than 17:00 hours Central European Time on the second business day before the date appointed for any adjourned such Meeting) shall remain valid for such adjourned Meeting.

Voting

Every question submitted to the Meeting shall be decided in the first instance by a show of hands and in case of an equality of votes the chairman of the Meeting shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) to which he may be entitled as a Noteholder or as a holder of a voting certificate or as a proxy.

Unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the Meeting or the Issuer or the Trustee or by any person present holding a Note in definitive form or a voting certificate or being a proxy (whatever the principal amount of the Notes so held or represented by him), a declaration by the chairman of the Meeting that a resolution has been carried by a particular majority or lost or not carried by any particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

At the Meeting (a) on a show of hands, every person who is present in person and produces a Note in definitive form or voting certificate or is a proxy shall have one vote and (b) on a poll, every person who is so present shall have one vote in respect of each U.S.$1.00 in principal amount of the Note(s) so produced in definitive form or represented by the voting certificate so produced or in respect of which he is a proxy or in respect of which (being in definitive form) he is the holder.

Extraordinary Resolution

To be passed, the Extraordinary Resolution requires a majority voting in favour consisting of not less than three-fourths of the persons voting on the resolution upon a show of hands or if a poll is duly demanded then by a majority constituting not less than three-fourths of the votes cast on such poll. If passed, the Extraordinary Resolution will be binding upon all the Noteholders, whether or not present at the Meeting and whether or not voting, and whether or not they voted for or against the Extraordinary Resolution.

Clearing Systems

Holders of Notes held by Euroclear or Clearstream, Luxembourg should contact the relevant corporate action departments within the relevant Clearing Systems for further information in respect of their respective procedures for voting.

Governing Law

This notice is governed by, and shall be construed in accordance with, English law.

SPECIFIED OFFICES OF THE ISSUER, DEALER MANAGER, TABULATION AGENT,

TRUSTEE, PRINCIPAL PAYING AGENT AND PAYING AGENT

Issuer Standard Bank London Holdings PLC 20 Gresham Street London EC2V 7JE United Kingdom Attn: Craig Douglas Tel: +44 20 3145 5704 Fax: +44 20 3189 5704

Dealer Manager

Credit Suisse Securities (Europe) Limited

One Cabot Square

London E14 4QJ

United Kingdom

Attn: Liability Management Group

Tel: +44 20 7883 8763

Email: liability.management@credit-suisse.com

Tabulation Agent Lucid Issuer Services Limited Leroy House 436 Essex Road London N1 3QP United Kingdom Tel: +44 (0)20 7704 0880 Email: naftogas@lucid-is.com Attn: Sunjeeve Patel

Trustee The Bank of New York Mellon One Canada Square London E14 5AL England Attn: Corporate Trust Administration Fax: +44 20 7964 2531 Email: trustee.admin@bnymellon.com	Principal Paying Agent The Bank of New York Mellon One Canada Square London E14 5AL England Attn: Corporate Trust Administration Fax: +44 20 7964 2531 Email: trustee.admin@bnymellon.com

Paying Agent

The Bank of New York Mellon (Luxembourg)

S.A.

Corporate Trust Services

Aerogolf Center

1A Hoehenhof

L-1736 Senningerberg

Luxembourg

Attn: Peter Bun

Tel: ++(352) 34 20 90 56 30

Fax: +(352) 34 20 90 60 35

Email: LUXMB-

CT_New_Issues@bnymellon.com

This notice is given by:

Standard Bank London Holdings PLC

24 September 2009

EXHIBT B

TERMS AND CONDITIONS OF THE NOTES

The U.S.$[•] 9.50 per cent. Guaranteed Notes due 2014 (the “Notes”, which expression includes any further notes issued pursuant to Condition 14 (Further issues) and forming a single series therewith) of National Joint-Stock Company “Naftogas of Ukraine” (the “Issuer”) (i) are constituted by, are subject to, and have the benefit of, a trust deed dated [—] 2009 (as amended and/or restated and/or supplemented from time to time, the “Trust Deed”) between the Issuer, The Cabinet of Ministers of Ukraine (acting on behalf of Ukraine) represented by the Minister of Finance of Ukraine (the “Guarantor”) and The Bank of New York Mellon as trustee (the “Trustee”, which expression includes all persons for the time being trustee or trustees appointed under the Trust Deed), (ii) have the benefit of a deed of guarantee dated [—] 2009 (the “Deed of Guarantee”) executed and delivered by the Guarantor under which the Guarantor has guaranteed payment of all amounts payable by the Issuer under the Trust Deed, and the benefit of the Guarantee is held by the Trustee on trust for the Noteholders (as defined below) from time to time pursuant to the terms of the Trust Deed, and (iii) are subject to an agency agreement dated [—] 2009 (as amended and/or restated and/or supplemented from time to time, the “Agency Agreement”) between the Issuer, the Guarantor, The Bank of New York Mellon (Luxembourg) S.A. as registrar (the “Registrar”, which expression includes any successor registrar appointed from time to time in connection with the Notes), The Bank of New York Mellon as principal paying agent (the “Principal Paying Agent”, which expression includes any successor principal paying agent appointed from time to time in connection with the Notes), the transfer agents named therein (the “Transfer Agents”, which expression includes any successor or additional transfer agents appointed from time to time in connection with the Notes), the paying agents named therein (together with the Principal Paying Agent, the “Paying Agents”, which expression includes any successor or additional paying agents appointed from time to time in connection with the Notes) and the Trustee. References herein to the “Agents” are to the Registrar, the Principal Paying Agent, the Transfer Agents and the Paying Agents and any reference to an “Agent” is to any one of them. Certain provisions of these Conditions are summaries of the Trust Deed, the Deed of Guarantee and the Agency Agreement and are subject to their detailed provisions. The Noteholders are bound by, and are deemed to have notice of, all the provisions of the Trust Deed, the Deed of Guarantee and the Agency Agreement applicable to them. Copies of the Trust Deed, the Deed of Guarantee and the Agency Agreement are available for inspection by Noteholders during normal business hours at the registered office for the time being of the Trustee, being at the date hereof One Canada Square, London E14 5AL and at the specified offices (as defined in the Agency Agreement) of each of the Agents, the initial specified offices of which are set out below.

In these Conditions:

“Guarantee” means the guarantee in relation to the Notes, given by the Guarantor in the Deed of Guarantee;

“Lien” means any mortgage, charge, pledge, lien or other security interest (but excluding any lien arising by operation of law or pursuant to the judgment of any court in respect of the Old Notes and/or the Old Loans;

“Old Notes” means any and all of the outstanding Deutsche Mark denominated 16% Notes due 2001 issued on a fiduciary basis by Chase Manhattan Bank Luxembourg S.A. (the “DM Notes”) as may be amended from time to time;

“Old Loan” means any and all of the outstanding Deutsche Mark denominated loan made to Ukraine by Chase in furtherance of the DM Notes;

“outstanding” has the meaning given to it in Clause 1 (Definitions) of the Trust Deed;

“Permitted Liens” means:

(a)	any Lien arising by operation of law which has not been foreclosed or otherwise enforced against the assets to which it applies; or

(b)	any Lien existing on any property at the time of its acquisition; or

(c)	any Lien upon any property to secure indebtedness incurred for the purpose of financing the acquisition of such property (or property which forms part of a class of assets of a similar nature where the Lien is by reference to the constituents of such class from time to time); or

(d)	any Lien securing or providing for the payment of indebtedness incurred in connection with any Project Financing provided that such Lien applies solely to (x) any property which is, or forms part of, the subject of such Project Financing or (y) revenues or claims which arise from the operation, failure to meet specifications, exploitation, sale or loss, or failure to complete or damage to, any such property; or

(e)	any renewal or extension of any Lien described in sub-paragraphs (b) to (d) above, provided that the principal amount of the indebtedness secured thereby is not increased;

“Person” means any individual, company, corporation, firm, partnership, joint venture, association, unincorporated organisation, trust or any other entity, including, without limitation, state or agency of a state or other entity, whether or not having separate legal personality;

“Project Financing” means any arrangement for the provision of funds which are to be used solely to finance a project for the acquisition, construction, development or exploitation of any property pursuant to which the Persons providing such funds agree that the principal source of repayment of such funds will be the project and the revenues (including insurance proceeds) generated by such project;

“Relevant Date” means whichever is the later of:

(a)	the date on which the payment in question first becomes due; and

(b)	if the full amount payable has not been received by the Principal Paying Agent or the Trustee on or prior to such due date, the date on which (the full amount plus any accrued interest having been so received) notice to that effect has been given to the Noteholders in accordance with Condition 15 (Notices); and

“Relevant Indebtedness” means any indebtedness (whether being any principal, premium, interest or other amounts constituting such indebtedness), present or future, of the Guarantor in the form of or represented by notes, bonds or other similar instruments whether or not:

(a)	incurred by means of a loan, the making of which has been directly funded by the issue by a fiduciary (or other person whose liability is conditional upon the payments due in respect of the loan) of notes, bonds or other similar instruments; or

(b)	issued directly by the Guarantor,

where, in any such case, such notes, bonds or other similar instruments are:

(i)	capable of being traded on any stock exchange or other securities market; and

(ii)	denominated in a currency other than the legal currency of Ukraine.

1.	Form, Denomination, Status and Guarantee

(a)	Form and denomination: The Notes are in registered form in the denomination of U.S.$95,000 and integral multiples of U.S.$1,000 in excess thereof (each, an “Authorised Denomination”).

(b)	Status of the Notes: The Notes constitute direct, general and unconditional obligations of the Issuer which will at all times rank pari passu among themselves and at least pari passu with all other present and future unsecured obligations of the Issuer, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.

(c)	Guarantee of the Notes: The Guarantor has in the Deed of Guarantee unconditionally and irrevocably guaranteed payment of all sums from time to time payable by the Issuer under the Trust Deed. The obligations under the Guarantee rank and will rank at least pari passu with all of the Guarantor’s other present and future unsecured and unsubordinated obligations of the Guarantor, except for obligations preferred by mandatory operation of law.

2.	Register, Title and Transfers

(a)	Register: Title to the Notes will pass by transfer and registration as described in this Condition 2. The Registrar will maintain a register (the “Register”) in respect of the Notes in accordance with the provisions of the Agency Agreement. In these Conditions, the “Holder” of a Note means the Person in whose name such Note is for the time being registered in the Register (or, in the case of a joint holding, the first named thereof) and “Noteholder” shall be construed accordingly. A certificate (each, a “Note Certificate”) will be issued to each Noteholder in respect of its registered holding. Each Note Certificate will be numbered serially with an identifying number which will be recorded in the Register.

(b)	Title: The Holder of each Note shall (except as otherwise required by law) be treated as the absolute owner of such Note for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing on the Note Certificate relating thereto (other than the endorsed form of transfer) or any notice of any previous loss or theft of such Note Certificate) and no Person shall be liable for so treating such Holder. No Person shall have any right to enforce any term or condition of the Notes or the Trust Deed under the Contracts (Rights of Third Parties) Act 1999, but this does not affect any right or remedy of any Person which exists or is available apart from that Act.

(c)	Transfers: Subject to paragraphs (f) (Closed periods) and (g) (Regulations concerning transfers and registration) below, a Note may be transferred upon surrender of the relevant Note Certificate, with the endorsed form of transfer duly completed, at the specified office of the Registrar or any Transfer Agent, together with such evidence as the Registrar or (as the case may be) such Transfer Agent may reasonably require to prove the title of the transferor and the authority of the Persons who have executed the form of transfer; provided, however, that a Note may not be transferred unless the principal amount of Notes transferred and (where not all of the Notes held by a Holder are being transferred) the principal amount of the balance of Notes not transferred are Authorised Denominations. Where not all the Notes represented by the surrendered Note Certificate are the subject of the transfer, a new Note Certificate in respect of the balance of the Notes will be issued to the transferor.

(d)	Registration and delivery of Note Certificates: Subject to paragraphs (e) and (f) below, within five business days of the surrender of a Note Certificate in accordance with paragraph (c) (Transfers) above, the Registrar will register the transfer in question and deliver a new Note Certificate of the same principal amount to the Notes transferred to each relevant Holder at its specified office or (as the case may be) the specified office of any Transfer Agent or (at the request and risk of any such relevant Holder) by uninsured first class mail (airmail if overseas) to the address specified for the purpose by such relevant Holder. Where some but not all the Notes in respect of which a Note Certificate is issued are to be transferred, a new Note Certificate in respect of the Notes not so transferred will, within five business days of the surrender of the original Note Certificate in accordance with paragraph (c) above, be mailed by uninsured first class mail (airmail if overseas) at the request of the Holder of the Notes not so transferred to the address of such Holder appearing on the Register. In this paragraph, “business day” means a day on which commercial banks are open for general business (including dealings in foreign currencies) in the city where the Registrar or (as the case may be) the relevant Transfer Agent has its specified office.

(e)	No charge: The registration or transfer of a Note will be effected without charge by or on behalf of the Issuer, the Registrar or any Transfer Agent but against payment or such indemnity as the Registrar or (as the case may be) such Transfer Agent may require in respect of any tax or other duty of whatsoever nature which may be levied or imposed in connection with such registration or transfer.

(f)	Closed periods: Noteholders may not require transfers to be registered during the period of 15 days ending on the due date for any payment of principal or interest in respect of the Notes.

(g)	Regulations concerning transfers and registration: All transfers of Notes and entries on the Register are subject to the detailed regulations concerning the transfer of Notes scheduled to the Agency Agreement. The regulations may be changed by the Issuer with the prior written approval of the Trustee and the Registrar. A copy of the current regulations will be mailed (free of charge) by the Registrar to any Noteholder who requests in writing a copy of such regulations.

3.	Negative Pledge

So long as any Note remains outstanding (as defined in the Trust Deed), the Guarantor will not grant or permit to be outstanding, and it will procure that there is not granted or permitted to be outstanding, any Lien (other than a Permitted Lien) over any of its present or future assets or revenues or any part thereof, to secure any Relevant Indebtedness unless the Guarantor shall (i) before or at the same time procure that the Notes and the Trust Deed are secured equally and rateably therewith to the satisfaction of the Trustee or (ii) promptly thereafter ensure that the Notes and the Trust Deed have the benefit of such other Lien as the Trustee deems not materially less beneficial to the interests of the Noteholders or as is approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders.

4.	Interest

The Notes bear interest from, and including, 30 September 2009 at the rate of 9.50 per cent. per annum (the “Rate of Interest”), payable semi-annually in arrear on [—] and [—] in each year (each, an “Interest Payment Date”) commencing on [—], subject as provided in Condition 6 (Payments).

Each Note will cease to bear interest from, and including, the due date for redemption unless payment of principal is improperly withheld or refused or unless default otherwise occurs in respect of the payment, in which case interest shall continue to accrue on such portion of outstanding principal in accordance with this Condition 4 until whichever is the earlier of (i) the day on which payment in full of such portion of outstanding principal is received by or on behalf of the relevant Noteholder and (ii) the day which is seven days after the Principal Paying Agent or the Trustee has notified the Noteholders in accordance with Condition 15 (Notices) that it has received all sums due in respect of the Notes up to such seventh day (except to the extent that there is any subsequent default in payment).

When interest is required to be calculated otherwise than in respect of a full interest period, it shall be calculated on the basis of a 360 day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the actual number of days elapsed on the basis of a month of 30 days.

5.	Redemption and Purchase

(a)	Scheduled redemption: Unless previously redeemed, or purchased and cancelled, the Notes will be redeemed at their principal amount on [—], subject as provided in Condition 6 (Payments).

(b)	Purchase: The Issuer, the Guarantor, any of the Issuer’s subsidiaries, any holding company of the Issuer or any other subsidiary of any such holding company, or any agency, body or entity (incorporated or otherwise) of, or owned or controlled by, the Guarantor (a “Guarantor Subsidiary”) may at any time purchase Notes in the open market or otherwise and at any price. Any Notes so purchased may be cancelled or held and resold. Any Notes so purchased, while held by or on behalf of the Issuer, any subsidiary of the Issuer, any holding company of the Issuer or any other subsidiary of any such holding company, or the Guarantor or any Guarantor Subsidiary shall not entitle the holder to vote at any meeting of holders of Notes and shall not be deemed to be outstanding for the purposes of calculating quorums and meetings of holders of Notes.

(c)	Cancellation: All Notes which are purchased by or on behalf of the Issuer or any subsidiary of the Issuer or any holding company of the Issuer or any other subsidiary of any such holding company, or the Guarantor or any Guarantor Subsidiary may be cancelled or reissued and resold by the Issuer and all Notes redeemed by the Issuer shall be cancelled.

6.	Payments

(a)	Payments in respect of the Notes: Payments of principal and interest shall be made by U.S. dollar cheque drawn on, or, upon application by a Holder of a Note to the specified office of the Principal Paying Agent not later than the fifteenth day before the due date for any such payment, by transfer to a U.S. dollar account maintained by the payee with, a bank in New York City and (in the case of redemption or interest payable on redemption, as applicable) upon surrender (or, in the case of part payment only, endorsement) of the relevant Note Certificates at the specified office of any Paying Agent.

(b)	Payments subject to fiscal laws: All payments in respect of the Notes are subject in all cases to any applicable fiscal or other laws and regulations, but without prejudice to the provisions of Condition 7. (Taxation). No commissions or expenses shall be charged to the Noteholders in respect of such payments.

(c)

Payments on business days: Where payment is to be made by transfer to a U.S. dollar account, payment instructions (for value the due date or, if the due date is not a business day, for value the next succeeding business day) will be initiated and, where payment is to be made by U.S. dollar cheque, the cheque will be mailed (i) (in the case of payments of principal and interest payable on redemption) on the later of the due date for payment and the day on which the relevant Note Certificate is surrendered (or, in the case of part payment only, endorsed) at the specified office of a Paying Agent and (ii) (in the case of payments of interest payable other than on redemption) on the due date for payment. A Holder of a Note shall not be entitled to any interest or other payment in respect of any delay in payment resulting from (A) the due date for a payment not being a business day or (B) a cheque mailed in accordance with this Condition 6 (Payments) arriving after the due date for payment or being lost in the mail. In this paragraph, “business day” means any day on which banks are open for general business (including dealings in foreign currencies) in New York City and, in the case of surrender (or, in the case of part payment only, endorsement) of a Note Certificate, in the place in which the Note Certificate is surrendered (or, as the case may be, endorsed).

(d)	Partial payments: If a Paying Agent makes a partial payment in respect of any Note, the Issuer shall procure that the amount and date of such payment are noted on the Register and, in the case of partial payment upon presentation of a Note Certificate, that a statement indicating the amount and the date of such payment is endorsed on the relevant Note Certificate.

(e)	Record date: Each payment in respect of a Note will be made to the Person shown as the Holder in the Register at the opening of business in the place of the Registrar’s specified office on the fifteenth day before the due date for such payment (the “Record Date”). Where payment in respect of a Note is to be made by cheque, the cheque will be mailed to the address shown as the address of the Holder in the Register at the opening of business on the relevant Record Date.

7.	Taxation

All payments in respect of the Notes by the Issuer or the Guarantor shall be made free and clear of, and without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of Ukraine or any political subdivision or any authority thereof or therein having power to tax (together “Taxes”), unless such withholding or deduction is required by law. In that event, the Issuer or (as the case may be) the Guarantor will increase the payment of principal or interest, as the case may be to such amount as will result in the receipt by the Noteholders of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable in respect of any Note:

(a)	to a Holder, or to a third party on behalf of a Holder, if such Holder is liable for such Taxes in respect of such Note by reason of having some connection with Ukraine other than the mere holding of such Note; or

(b)	to a Holder, or to a third party on behalf of a Holder, who would not be liable or subject to the withholding or deduction of Taxes by making a declaration of non-residence or other similar claim for exemption to the relevant tax authority; or

(c)	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, this Directive; or

(d)	if the Note Certificate representing such Note is surrendered for payment more than 30 days after the Relevant Date, except to the extent that the Holder would have been entitled to such increased amounts on surrender of such Note Certificate for payment on the last day of such period of 30 days.

In addition to the foregoing, no increased amount shall be paid with respect to any payment on a Note to a Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required to be included in the income, for tax purposes, of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to the increased amount had such beneficiary, settlor, member or beneficial owner been the Holder of the Note.

Any reference in these Conditions to principal or interest shall be deemed to include any increased amount in respect of principal or interest which may be payable under this Condition 7.

If the Issuer becomes subject at any time to any taxing jurisdiction other than Ukraine, references in these Conditions to Ukraine shall be construed as references to Ukraine and/or such other jurisdiction.

8.	Events of Default

If any of the following events (each an “Event of Default”) occurs and is continuing, then the Trustee at its discretion may and, if so requested in writing by Holders of at least 25 (twenty five) per cent. of the aggregate principal amount of the outstanding Notes or if so directed by an Extraordinary Resolution, shall (subject to, in the case of paragraphs (f) and (g) in so far as it relates to an obligation other than a payment obligation, the Trustee having certified in writing that the happening of such event is in its opinion materially prejudicial to the interests of the Noteholders and, in all cases, the Trustee having been indemnified and/or pre-funded and/or provided with security to its satisfaction), give written notice to the Issuer declaring the Notes to be immediately due and payable, whereupon they shall become immediately due and payable at their principal amount together with accrued interest without further action or formality:

(a)	Non-payment: the Issuer fails to pay any amount due under the Notes as and when such amounts become payable and the default continues for a period of 10 days; or

(b)	Breach of Guarantor obligations: the Guarantor defaults in the performance or observance of any of its obligations (other than its payment obligations) under the Deed of Guarantee and such default:

(i)	is, in the opinion of the Trustee, incapable of remedy; or

(ii)	being a default which is, in the opinion of the Trustee, capable of remedy, remains unremedied for 30 days or such longer period as the Trustee may agree after the Trustee has given written notice requiring the same to be remedied to the Guarantor; or

(c)	Indebtedness: if any Relevant Indebtedness shall become due and payable prior to the stated maturity thereof following a default or any security therefor becomes enforceable or the Guarantor fails to make any payment of any Relevant Indebtedness on the due date for payment thereof or, if applicable, at the expiration of any grace period originally applicable thereto or any guarantee of, or indemnity in respect of, any Relevant Indebtedness of any other Person given by the Guarantor shall not be honoured when due and called upon; provided that the aggregate amount of such Relevant Indebtedness is in excess of euro 25,000,000 (or its equivalent in any currency or currencies) and provided further that the acceleration of the maturity of or any payment default in respect of any Old Notes or the Old Loan will not constitute an Event of Default; or

(d)	Authorisation: if any authorisation, consent of, or filing or registration with, any governmental authority necessary for the performance of any payment obligation of the Guarantor under the Deed of Guarantee when due, ceases to be in full force and effect or remain valid and subsisting; or

(e)	Moratorium: if the Guarantor shall suspend payment of, or admit its inability to pay, Relevant Indebtedness or any part thereof, or declare a general moratorium on or in respect of Relevant Indebtedness or any part thereof or anything analogous to the foregoing shall occur in each case other than with respect to Old Notes or the Old Loan; or

(f)	Unlawfulness: it is or will become unlawful for the Guarantor to perform or comply with any of its obligations under the Deed of Guarantee; or

(g)	Invalidity: any one or more of the Guarantor’s obligations under the Deed of Guarantee becomes unenforceable or invalid, or the Guarantor contests the validity of the obligation in question.

9.	Prescription

Claims for payment of principal and interest in respect of the Notes shall become void unless made within periods of ten years (in the case of principal) and five years (in the case of interest) after such Relevant Date.

10.	Replacement of Note Certificates

If any Note Certificate is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Registrar or the Transfer Agent having its specified office in the jurisdiction where the Notes are admitted to listing and trading (the “Listing Jurisdiction”), subject to all applicable laws and stock exchange or securities exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Note Certificates must be surrendered before replacements will be issued.

11.	Trustee and Agents

Under the Trust Deed, the Trustee is entitled to be indemnified and relieved from responsibility in certain circumstances and to be paid its costs and expenses in priority to the claims of the Noteholders. In addition, the Trustee is entitled to enter into business transactions with the Issuer, the Guarantor and any Person relating to the Issuer or the Guarantor without accounting for any profit.

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation, determination or substitution), the Trustee shall have regard to the general interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Noteholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub division thereof and the Trustee shall not be entitled to require, nor shall any Noteholder be entitled to claim, from the Issuer, the Trustee or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders except to the extent already provided for in Condition 7 (Taxation) and/or any undertaking given in addition to, or in substitution for, Condition 7 (Taxation) pursuant to the Trust Deed.

In acting under the Agency Agreement and in connection with the Notes, the Agents act solely as agents of the Issuer, the Guarantor and (to the extent provided therein) the Trustee and do not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders.

The initial Agents and their initial specified offices are listed below. The Issuer and the Guarantor reserve the right (with the prior approval of the Trustee) at any time to vary or terminate the appointment of any Agent and to appoint a successor registrar, principal paying agent, transfer agent and additional or successor paying agents and transfer agents; provided, however, that the Issuer and the Guarantor shall at all times maintain (a) a principal paying agent and a registrar, (b) a paying agent and a transfer agent in the Listing Jurisdiction and (c) a paying agent in an EU member state that will not be obliged to withhold or deduct tax pursuant to any law implementing European Council Directive 2003/48/EC.

Notice of any change in any of the Agents or in their specified offices shall promptly be given to the Noteholders.

12.	Meetings of Noteholders; Modification and Waiver; Substitution

(a)

Meetings of Noteholders: The Trust Deed contains provisions for convening meetings of Noteholders to consider matters relating to the Notes, including the modification of any provision of these Conditions, the Trust Deed, the Agency Agreement or the Deed of Guarantee. Any such modification may be made if sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Issuer and the Guarantor (acting together) or by the Trustee, and shall be convened by Issuer and the Guarantor or the Trustee (subject to the Trustee being indemnified and/or pre-funded and/or secured to its satisfaction against all costs and expenses thereby occasioned) upon the request in writing of Noteholders holding not less than one-tenth of the aggregate principal amount of the outstanding Notes. The quorum at any meeting convened to vote on an Extraordinary Resolution will be one or more Persons holding or representing more than 50 (fifty) per cent. of the aggregate principal amount of the Notes for the time being outstanding or, at any adjourned meeting, one or more Persons being or representing Noteholders whatever the principal amount of the Notes held or represented; provided, however, that certain proposals (including any proposal to change any date fixed for payment of principal or interest in respect of the Notes, to reduce the amount of principal or interest payable on any date in respect of the Notes, to alter the method of calculating the amount of any payment in respect of the Notes or the date for any such payment, to change the currency of payments under the Notes, to amend the terms of the Guarantee or to change the quorum requirements relating to meetings or the majority required to pass an Extraordinary Resolution may only be sanctioned by an Extraordinary Resolution passed at a meeting of Noteholders at which one or more Persons holding or representing not less than two-thirds or, at any adjourned meeting, one-third of the aggregate principal amount of the Notes for the time being outstanding form a quorum. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Noteholders, whether present or not.

In addition, a resolution in writing signed by or on behalf of the holders of at least 75 (seventy-five) per cent. of the aggregate principal amount of the Notes for the time being outstanding will take effect as if it were an Extraordinary Resolution. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Noteholders.

(b)	Modification and waiver: The Trustee may, without the consent of the Noteholders, agree to any modification of these Conditions, the Trust Deed or the Deed of Guarantee which is, in the opinion of the Trustee, proper to make if, in the opinion of the Trustee, such modification will not be materially prejudicial to the interests of Noteholders and to any modification of the Notes, the Trust Deed or the Deed of Guarantee which is of a formal, minor or technical nature or is to correct a manifest error or an error which is, in the opinion of the Trustee, proven.

In addition, the Trustee may, without the consent of the Noteholders, authorise or waive any proposed breach or breach of the Notes or the Trust Deed if, in the opinion of the Trustee, the interests of the Noteholders will not be materially prejudiced thereby.

Unless the Trustee agrees otherwise, any such authorisation, waiver or modification shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 15 (Notices).

(c)	Substitution: The Trust Deed contains provisions under which the Guarantor or any other company may, without the consent of the Noteholders, assume the obligations of the Issuer as principal debtor under the Trust Deed and the Notes provided that certain conditions specified in the Trust Deed are fulfilled, including, in the case of a substitution of the Issuer by a company other than the Guarantor, a requirement that the Guarantee of the Notes is fully effective in relation to the obligations of the new principal debtor under the Trust Deed and the Notes.

No Noteholder shall, in connection with any substitution, be entitled to claim any indemnification or payment in respect of any tax consequence thereof for such Noteholder, except to the extent provided for in Condition 7 (Taxation) (or any undertaking given in addition to or substitution for it pursuant to the provisions of the Trust Deed).

13.	Enforcement

The Trustee may at any time, at its discretion and without notice, institute such proceedings against the Issuer and/or the Guarantor as it thinks fit to enforce the provisions of the Notes, the Trust Deed and the Deed of Guarantee, but it shall not be bound to do so unless:

(a)	it has been so requested in writing by the Holders of at least 25 (twenty five) per cent. of the aggregate principal amount of the Notes then outstanding or has been so directed by an Extraordinary Resolution; and

(b)	it has been indemnified and/or pre-funded and/or provided with security to its satisfaction.

No Noteholder may proceed directly against the Issuer or the Guarantor unless the Trustee, having become bound to do so, fails to do so within a reasonable time and such failure is continuing.

14.	Further Issues

The Issuer may from time to time, without the consent of the Noteholders and in accordance with the Trust Deed, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes.

15.	Notices

All notices to Noteholders may be delivered in person or sent by mail or facsimile transmission or telex to them at their respective addresses, facsimile or telex numbers reflected in the Register. Any such notice shall be deemed to have been given, in the case of a letter delivered by hand, at the time of delivery, in the case of a letter sent by mail, on the fourth weekday (excluding Saturday and Sunday) after the date of mailing, in the case of facsimile transmission, at the time of dispatch or, in the case of a telex, on receipt of an answerback confirmation by the sender. In addition, so long as Notes are listed on a stock exchange, securities exchange, other trading and/or quotation system, or with any relevant authority, (an “Exchange”), and the rules of any such Exchange so require, notices to Noteholders will be published on the date of such mailing in accordance with (i) the requirements of the relevant Exchange on which the Notes are listed from time to time, and (ii) any other rules applicable in respect of the admission to listing or trading of the Notes and in a leading English language daily newspaper having general circulation in Europe.

16.	Currency Indemnity

The Issuer agrees that if a judgment, order or award given or made by any court or arbitral tribunal for the payment of any amount in respect of any Note is expressed in a currency (the “judgment currency”) other than U.S. Dollars (the “denomination currency”), the Issuer will pay any deficiency arising or resulting from any variation in rates of exchange between the date as of which the amount in the denomination currency is notionally converted into the amount in the judgment currency for the purposes of such judgment, order or award and the date of actual payment thereof. This obligation will constitute a separate and independent obligation from the other obligations under the Notes, will give rise to a separate and independent cause of action, will apply irrespective of any waiver or extension granted from time to time and will continue in full force and effect notwithstanding any judgment, order or award for a liquidated sum or sums in respect of amounts due in respect of the relevant Note or under any such judgment, order or award for a liquidated sum or sums in respect of amounts due in respect of the relevant Note or under any such judgment, order or award.

17.	Governing Law and Submission to Jurisdiction

The Trust Deed, the Guarantee, the Agency Agreement and the Notes and any non-contractual obligations arising out of or in connection with any of them are governed by English law.

Each of the Issuer and the Guarantor has in the Trust Deed irrevocably agreed, for the benefit of the Trustee and the Noteholders, that the courts of England are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with the Trust Deed or the Notes (including any questions regarding their existence, validity or termination) and that accordingly (subject as follows) any suit, action or proceedings arising thereunder or in connection therewith (together referred to as “Court Proceedings”) shall be brought in the courts of England. Nothing contained herein or in the Trust Deed shall, however, limit any right of the Trustee and/or each of the Noteholders to take Court Proceedings against any of the Issuer or the Guarantor in any other court of competent jurisdiction, nor shall the taking of Court Proceedings in any one or more jurisdictions preclude the taking by the Trustee and/or the Noteholders of Court Proceedings in any other jurisdiction, whether concurrently or not.

Each of the Issuer and the Guarantor has in the Trust Deed irrevocably and unconditionally waived any objection which it may have now or subsequently to the laying of the venue of any Court Proceedings in the courts of England on the grounds that such Court Proceedings have been brought in an inconvenient forum and has further irrevocably and unconditionally agreed that a judgment or order of the courts of England in connection with the Trust Deed or the Notes shall be conclusive and binding upon each of the Issuer and the Guarantor, and may be enforced against it in the courts of any other jurisdiction to which the Issuer or the Guarantor is or may be subject.

Each of the Issuer and the Guarantor has also irrevocably agreed in the Trust Deed that any disputes which may arise out of or in connection with the Trust Deed or the Notes (including any questions regarding their existence, validity or termination) shall, at the sole option of the Trustee, be referred to and finally resolved by arbitration under the Rules of the London Court of International Arbitration. The seat of such arbitration shall be London, the procedural law of any reference to arbitration shall be English law and the language of any arbitration shall be English. By acquiring the Notes, Noteholders shall be taken to agree to the provisions of the Trust Deed relating to the law applicable to obligations, and the determination of disputes, arising out of or in connection with the Notes.

The Issuer has in the Trust Deed irrevocably appointed Law Debenture Corporate Services Limited at Fifth Floor, 100 Wood Street, London EC2V 7EX, to act as its agent to receive service of process in any Court Proceedings in England in connection with the Trust Deed or the Notes. If such person is not or ceases to be effectively appointed to accept service of process on behalf of the Issuer, the Issuer has agreed, on the written demand of any Agent or the Trustee to appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, any Agent or the Trustee shall be entitled to appoint such a person by written notice to the Issuer. Nothing in the Trust Deed shall affect the right to serve process in any other manner permitted by applicable law.

The Guarantor has in the Trust Deed irrevocably appointed the head of mission from time to time of Ukraine to the United Kingdom of Great Britain and Northern Ireland at the Embassy of Ukraine in London, from time to time, to act as its agent to receive service of process in any Court Proceedings in England in connection with the Trust Deed or the Notes. If for any reason the appointment of such agent for service of process lapses, the Guarantor has in the Trust Deed agreed that it will promptly appoint a substitute process agent (acceptable to the Trustee) and notify the Noteholders in accordance with Condition 15 (Notices) of such appointment. Nothing herein or in the Trust Deed shall affect the right to serve process in any other manner permitted by law.

To the extent that any of the Issuer or the Guarantor or any of its respective revenues, assets or properties are entitled, in England or any other jurisdiction where Proceedings may at any time be brought against it or any of its revenues, assets or properties, to any immunity from suit, from the jurisdiction of any such court, from set-off, from attachment in aid of execution of a judgment, from execution of a judgment or from any other legal or judicial process or remedy (other than a pre-judgment attachment which is expressly not waived), and to the extent that in any such jurisdiction there shall be attributed such an immunity, each of the Issuer and the Guarantor has in the Trust Deed irrevocably agreed not to claim and has irrevocably waived such immunity to the fullest extent permitted by the laws of such jurisdiction (and consents generally for the purposes of the State Immunity Act 1978 to the giving of any relief or the issue of any process in connection with any Proceeding). Each of the Issuer and the Guarantor reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 with respect to actions brought against it in any court of or in the United States of America under any United States federal or State securities law. The waiver of immunities referred to in the Trust Deed constitutes only a limited and specific waiver for the purposes of the Notes and the Trust Deed and under no circumstances shall it be interpreted as a general waiver by any of the Issuer or the Guarantor or a waiver with respect to proceedings unrelated to the Notes and the Trust Deed. The Guarantor has not waived such immunity in respect of property which is (i) used by a diplomatic or consular mission of the Guarantor (except as may be necessary to effect service of process), (ii) property of a military character and under the control of a military authority or defence agency, or (iii) located in Ukraine and dedicated to a public or governmental use (as distinct from property dedicated to a commercial use).

EXHIBIT C

TRUST DEED

DATED [—] 2009

NATIONAL JOINT-STOCK COMPANY “NAFTOGAS OF UKRAINE”

and

THE CABINET OF MINISTERS OF UKRAINE (ACTING ON BEHALF OF UKRAINE)

REPRESENTED BY THE MINISTER OF FINANCE OF UKRAINE

and

THE BANK OF NEW YORK MELLON

U.S.$ [—]

9.50 per cent. Guaranteed Notes due 2014

THIS TRUST DEED is made on [—] 2009

BETWEEN:

(1)	NATIONAL JOINT-STOCK COMPANY “NAFTOGAS OF UKRAINE”, with its registered office and business headquarters at 6 B. Khmelnytskoho Street, Kiev, 01001, Ukraine (the “Issuer” or “Naftogas”);

(2)	THE CABINET OF MINISTERS OF UKRAINE (ACTING ON BEHALF OF UKRAINE) REPRESENTED BY THE MINISTER OF FINANCE OF UKRAINE (the “Guarantor”); and

(3)	THE BANK OF NEW YORK MELLON, acting through its London Branch whose principal office is at Fortieth Floor, One Canada Square, London E14 5AL (the “Trustee”, which expression shall, wherever the context so admits, include such company and all other persons or companies for the time being trustee or trustees of these presents) as trustee for the Noteholders (as defined below).

WHEREAS:

(A)	The Issuer entered into a loan (the “Loan”) with Standard Bank PLC (formerly Standard Bank London Limited) (“SBL”) on 29 September 2004 (the “Loan Agreement”). The Guarantor has entered into a deed of guarantee in favour of the beneficiary of payments and/or repayments under the Loan Agreement or any other obligation which is substituted for the Loan in respect of all payments (including but not limited to payments of principal and interest) due from the Issuer under the Loan howsoever amended, modified, varied, supplemented and/or restated from time to time (the “Deed of Guarantee”) dated [—] 2009.

(B)	By a resolution of the Management Board of the Issuer passed on [23 September] 2009 the Issuer has resolved to issue up to U.S.$ 1,650,000,000 9.50 per cent. Guaranteed Notes due 2014. The Issuer and SBL have agreed that the Notes have been substituted for the Loan and the Guarantor has agreed herein that the Notes have the benefit of the Guarantee given under the Deed of Guarantee. The Trustee has agreed to act as trustee of this Trust Deed on the terms and conditions contained herein.

NOW THIS TRUST DEED WITNESSES AND IT IS HEREBY DECLARED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In these presents, unless there is something in the subject or context inconsistent therewith, the following expressions shall have the following meanings:

“Agency Agreement” means the agency agreement dated [—] 2009 and entered into between the Issuer, the Guarantor, the Trustee, the Principal Paying Agent, the Registrar and the other agents named therein;

“Agents” means the Principal Paying Agent, any other Paying Agent, the Registrar, the Transfer Agents and “Agent” means any of them;

“Appointee” means any attorney, manager, nominee, custodian, delegate, agent or other person appointed by the Trustee pursuant to the provisions of these presents;

“Authorised Signatory” means:

(a)	in relation to the Issuer, any person who is authorised to act on behalf of the Issuer pursuant to the Charter and/or relevant by-laws of the Issuer or pursuant to a relevant resolution of a competent managing body of the Issuer, or has been notified by the Issuer in writing to the Trustee as being duly authorised to sign documents and to do all other acts and things on behalf of the Issuer for the purposes of this Trust Deed; and

(b)	in relation to the Guarantor, the Minister of Finance of Ukraine or any other person or persons notified by the Minister of Finance of Ukraine in writing to the Trustee as being duly authorised to sign documents and to do all other acts and things on behalf of the Guarantor for the purposes of this Trust Deed;

“Clearstream, Luxembourg” means Clearstream Banking, société anonyme;

“Conditions” means the terms and conditions in the form or substantially in the form set out in Schedule 2, as any of the same may, from time to time, be modified in accordance with these presents and any reference in these presents to a particular numbered Condition shall be construed accordingly;

“Euroclear” means Euroclear Bank SA/NV;

“Event of Default” means any of the conditions, events or acts provided in Condition 8 to be events upon the happening of which the Notes would, subject only to (i) notice by the Trustee as therein provided or (ii) in the case of paragraphs (f) and (g) in so far as it relates to an obligation other than a payment obligation, the Trustee having certified in writing that the happening of such event is in its opinion materially prejudicial to the interest of the Noteholders, become immediately due and repayable;

“Extraordinary Resolution” has the meaning set out in paragraph 21 of Schedule 3;

“FSMA” means the Financial Services and Markets Act 2000;

“Global Note Certificate” means the Global Note Certificate representing the Notes to be issued pursuant to Clause 4.1 in the form or substantially in the form set out in Schedule 1;

“Guarantee” means the guarantee and indemnity contained in the Deed of Guarantee;

“Guarantor Subsidiary” means any agency, body or entity (incorporated or otherwise) of, or owned or controlled by, the Guarantor;

“Individual Note Certificate” means any Individual Note Certificate representing a Noteholder’s entire holding of Notes, in or substantially in the form set out in Schedule 1;

“Liability” means any loss, damage, cost, charge, claim, demand, expense, judgment, action, proceeding or other liability whatsoever (including, without limitation, in respect of taxes, duties, levies, imposts and other charges) and including any value added tax or similar tax charged or chargeable in respect thereof and legal fees and expenses on a full indemnity basis;

“Note Certificate” means any Global Note Certificate or Individual Note Certificate and includes any replacement Note Certificate issued pursuant to Condition 10;

“Noteholders” means the several persons whose names are entered in the register of holders of the Notes as the holders thereof for the time being save that, for so long as such Notes or any part thereof are represented by the Global Note Certificate, each person who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg (other than Clearstream, Luxembourg, if Clearstream, Luxembourg shall be an accountholder of Euroclear, and Euroclear, if Euroclear shall be an accountholder of Clearstream, Luxembourg) shall be deemed to be the holder of such principal amount of such Notes (and the holder of the Global Note Certificate shall be deemed not to be the holder) for all purposes of these presents other than in relation to the payment of principal or interest in respect of such Notes the rights to which shall be vested, as against the Issuer and the Trustee, solely in the registered holder of the Global Note Certificate and for which purpose such registered holder shall be deemed to be the holder of such principal amount of such Notes in accordance with and subject to its terms and the provisions of these presents; and the words “holder” and “holders” and related expressions shall (where appropriate) be construed accordingly;

“Notes” means the notes in registered form of the Issuer comprising the U.S.$ [—] 9.50 per cent. guaranteed notes due 2014 issued hereunder represented by a Note Certificate or Note Certificates or the principal amount thereof for the time being outstanding or, as the context may require, a specific number thereof and includes (except for the purposes of Clause 4) the Global Note Certificate;

“outstanding” means all the Notes issued other than:

(a)	those which have been redeemed in accordance with these presents;

(b)	those in respect of which the date for redemption in accordance with the Conditions has occurred and the redemption moneys (including, without limitation, all interest payable in respect thereof) have been duly paid to the Trustee in the manner provided in these presents or to the Principal Paying Agent in the manner provided in the Agency Agreement (and, where appropriate, notice to that effect has been given to the Noteholders in accordance with Condition 15 and remain available for payment in accordance with the Conditions);

(c)	those Notes which have been purchased and cancelled in accordance with Condition 5; and

(d)	those Notes which have become void under Condition 9,

PROVIDED THAT for the purpose of:

(i)	ascertaining the right to attend and vote at any meeting of the Noteholders;

(ii)	the determination of how many Notes are outstanding for the purposes of Clauses 7 and 19, Conditions 12 and 13 and paragraphs 2, 6, 11 and 19 of Schedule 3;

(iii)	the exercise of any discretion, power or authority which the Trustee is required, expressly or impliedly, to exercise in or by reference to the interests of the Noteholders; and

(iv)	the determination by the Trustee whether any event, circumstance, matter or thing is, in its opinion, materially prejudicial to the interests of the Noteholders,

those Notes which are for the time being held by or on behalf of the Issuer, the Guarantor, any subsidiary of the Issuer, any Guarantor Subsidiary, any holding company of the Issuer, or any other subsidiary of any such holding company in each case as beneficial owner, shall (unless and until ceasing to be so retained) be deemed not to be outstanding;

“Paying Agent” means the several institutions (including where the context permits the Principal Paying Agent) at their respective specified offices initially appointed as paying agents in relation to the Notes by the Issuer and the Guarantor pursuant to the Agency Agreement and/or if applicable, any additional or successor paying agent for the Notes as may from time to time be appointed by the Issuer and the Guarantor;

“Potential Event of Default” means any condition event or act which, with the lapse of time and/or the issue, making or giving of any notice, certification, declaration, demand, determination and/or request and/or the taking of any similar action and/or the fulfilment of any similar condition, would constitute an Event of Default;

“Principal Paying Agent” means The Bank of New York Mellon, at its specified office in London or, if applicable, any successor principal paying agent for the Notes as may from time to time be appointed by the Issuer;

“Register” means the register maintained by the Registrar at its specified office;

“Registrar” means The Bank of New York Mellon (Luxembourg) S.A. at its specified office initially appointed as registrar in relation to the Notes pursuant to the Agency Agreement or, if applicable, any successor registrar in relation to the Notes at its specified office;

“repay”, “redeem”, “prepay” and “pay” shall each include all the others and “repaid”, “repayable” and “repayment”, “redeemed”, “redeemable” and “redemption”, “prepaid”, “prepayable” and “prepayment” and “paid”, “payable” and “payment” shall be construed accordingly;

“Stock Exchange” means the Irish Stock Exchange or such other stock exchange, securities exchange, other trading and/or quotation system or any relevant authority on which the Notes are for the time being quoted or listed;

“subsidiary” means a company or corporation (A) which is controlled, directly or indirectly, by another company or corporation (B), or more than half the issued share capital of which is beneficially owned, directly or indirectly, by B and, for these purposes, A shall be treated as being controlled by B if B is able to direct A’s affairs and/or to control the composition of A’s board of directors or equivalent body;

“Transfer Agent” means the several institutions at their respective specified offices initially appointed as transfer agents in relation to the Notes by the Issuer and the Guarantor pursuant to the Agency Agreement and/or, if applicable, any successor transfer agents in relation to the Notes at their specified offices;

“these presents” means this Trust Deed and Schedules and the Notes and the Conditions (as from time to time modified in accordance with the provisions herein contained) and includes any deed or other document executed in accordance with the provisions hereof (as from time to time modified as aforesaid) and expressed to be supplemental hereto and the schedules (if any) thereto;

“trust corporation” means a corporation entitled by rules made under the Public Trustee Act 1906 or entitled pursuant to any other comparable legislation applicable to a trustee in any other jurisdiction to carry out the functions of a custodian trustee; and

“Trustee Acts” means both the Trustee Act 1925 and Trustee Act of 2000.

1.2	In these presents references to:

(a)	any provision of any statute shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under such modification or re-enactment;

(b)	payments in respect of the Notes shall be deemed also to include references to additional amounts (if any) which may be payable pursuant to the Conditions;

(c)	costs, charges or expenses shall include any value added tax or similar tax charged or chargeable in respect thereof;

(d)	“U.S. dollars”, “dollars”, “U.S.$” or the sign “$” shall be construed as references to the lawful currency for the time being of the United States of America;

(e)	Euroclear and/or Clearstream, Luxembourg shall be deemed to include references to any other clearing system as is approved by the Trustee; and

(f)	any action, remedy or method of judicial proceeding for the enforcement of rights of creditors shall be deemed to include, in respect of any jurisdiction other than England, references to such action, remedy or method of judicial proceeding for the enforcement of rights of creditors available or appropriate in such jurisdiction as shall most nearly approximate to such action, remedy or method of judicial proceeding described or referred to in these presents; and

(g)	words denoting the masculine gender shall include the feminine gender also, words denoting persons only shall include companies, corporations and partnerships and words importing the singular number only shall include the plural and in each case vice versa.

1.3	Save where the contrary is intended, any reference herein to this Trust Deed, the Agency Agreement, the Deed of Guarantee or any other agreement or document shall, subject to the agreement of the parties hereto, be construed as a reference to this Trust Deed, the Agency Agreement, the Deed of Guarantee or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, restated, varied, modified, novated or supplemented.

1.4	References in this Trust Deed to Schedules, Clauses, sub-Clauses, paragraphs and sub-paragraphs shall, unless the context otherwise requires, be construed as references to the Schedules to this Trust Deed and to the Clauses, sub-Clauses, paragraphs and sub-paragraphs of this Trust Deed respectively. The Schedules are part of this Trust Deed and shall be incorporated herein.

1.5	Unless the context otherwise requires or the same are otherwise in these presents defined, words and expressions contained in these presents shall bear the same meanings as in the Companies Act 2006.

1.6	The table of contents and the headings are inserted herein only for convenience and shall not affect the construction hereof.

1.7	This Trust Deed has been executed in both the English language and the Ukrainian language, but in the case of any discrepancy between the English and Ukrainian texts of this Trust Deed, the English language text shall prevail and questions of interpretation shall be addressed solely in the English language.

2.	COVENANT TO REPAY

2.1	The Issuer covenants with the Trustee that it will, in accordance with these presents, on the due date for the final maturity of the Notes provided for in the Conditions, or on such earlier date as the same or any part thereof may become due and repayable thereunder unconditionally pay or procure to be paid to or to the order of the Trustee in U.S. dollars in same day freely transferable funds the principal amount of the Notes or any of them becoming due for redemption or repayment on that date and shall (subject to the provisions of the Conditions) until such date (both before and after judgment or other order) pay or procure to be paid to or to the order of the Trustee as aforesaid on the dates provided for in the Conditions interest on the principal amount of the Notes or any of them outstanding from time to time as set out in the Conditions provided that:

(a)	every payment of principal or interest in respect of the Notes or any of them made to the Principal Paying Agent in the manner provided in the Agency Agreement shall satisfy, to the extent of such payment, the relevant covenant by the Issuer contained in this Clause except to the extent that there is default in the subsequent payment thereof to the Noteholders in accordance with the Conditions;

(b)	if any payment of principal or interest in respect of the Notes or any of them is made after the due date, payment shall be deemed not to have been made until either the full amount is paid to the Noteholders or, if earlier, the seventh day after notice has been given to the Noteholders in accordance with the Conditions that the full amount has been received by the Principal Paying Agent or the Trustee except, in the case of payment to the Principal Paying Agent, to the extent that there is failure in the subsequent payment to the Noteholders under the Conditions; and

(c)	in any case where payment of the whole or any part of the principal amount due in respect of any Note is improperly withheld or refused upon due presentation (if so provided for in the Conditions) of the Note Certificate, interest shall accrue on the whole or such part of such principal amount from the date of such withholding or refusal until the date either on which such principal amount due is paid to the Noteholders or, if earlier, the seventh day after which notice is given to the Noteholders in accordance with the Conditions that the full amount payable in respect of the said principal amount is available for collection by the Noteholders provided that on further due presentation thereof (if so provided for in the Conditions) such payment is in fact made. The Trustee will hold the benefit of this covenant on trust for the Noteholders and itself in accordance with these presents.

2.2	Following an Event of Default

At any time after any Event of Default shall have occurred, the Trustee may:

(a)	by notice in writing to the Issuer, the Guarantor, the Principal Paying Agent and the other Agents require the Principal Paying Agent and the other Agents or any of them:

(i)

to act thereafter, until otherwise instructed by the Trustee, as Agents of the Trustee under the provisions of this Trust Deed on the terms provided in the Agency Agreement (with consequential amendments as necessary and save that the Trustee’s liability under any provisions thereof for the indemnification, remuneration and payment of out of pocket expenses of the Agents shall be limited to amounts for the time being held by the Trustee on the trusts of these presents in relation to the Notes and available to the

Trustee for such purpose) and thereafter to hold all Note Certificates and all sums, documents and records held by them in respect of Notes on behalf of the Trustee; and/or

(ii)	to deliver up all Note Certificates and all sums, documents and records held by them in respect of Notes to the Trustee or as the Trustee shall direct in such notice provided that such notice shall be deemed not to apply to any document or record which the relevant Agent is obliged not to release by any law or regulation; and

(b)	by notice in writing to the Issuer and the Guarantor require each of them to make all subsequent payments in respect of Notes to or to the order of the Trustee and with effect from the issue of any such notice until such notice is withdrawn, proviso 2.1(a) to Clause 2.1 and (so far as it concerns payments by the Issuer or the Guarantor) Clause 11 shall cease to have effect.

3.	COVENANT TO HOLD GUARANTEE AS TRUST PROPERTY

Pursuant to the terms of the Deed of Guarantee, the Trustee hereby agrees to hold the benefit of the Guarantee and the covenant to pay contained therein on trust for the Noteholders. The Guarantor hereby acknowledges that the Trustee is holding the benefit of the Guarantee on trust for the Noteholders and that pursuant to the terms of the Deed of Guarantee it has guaranteed all payments or repayments (including but not limited to payments of principal and interest) due from the Issuer under these presents.

4.	FORM AND ISSUE OF NOTES

4.1	The Notes will initially be represented by the Global Note Certificate in the principal amount of U.S.$ [—]. Interests in the Global Note Certificate shall be exchangeable, in accordance with its terms for Individual Note Certificates.

4.2	The Individual Note Certificates will be security printed in accordance with applicable legal and stock exchange requirements substantially in the form set out in Schedule 1. The Note Certificates will be endorsed with the Conditions.

4.3	The Global Note Certificate and the Individual Note Certificates will be signed manually or in facsimile by a duly authorised person designated by the Issuer and will be authenticated manually by or on behalf of the Principal Paying Agent. The Issuer may use the facsimile signature of a person who at the date of this Trust Deed is such a duly authorised person even if at the time of issue of any Note Certificates he may have ceased for any reason to be so authorised. Note Certificates so executed and authenticated will be binding and valid obligations of the Issuer.

5.	STAMP DUTIES

The Issuer (failing which the Guarantor) will pay all stamp duties, stamp duty reserve tax and other similar duties or taxes (if any) payable in the United Kingdom, Luxembourg, Belgium or Ukraine on (a) the constitution and issue of the Notes and (b) the execution of these presents. The Issuer (failing which the Guarantor) will also indemnify the Trustee and the Noteholders against stamp duties, stamp duty reserve tax, registration, documentary and other similar duties or taxes paid by any of them in any jurisdiction in connection with any action taken by or on behalf of the Trustee with respect to these presents or the Deed of Guarantee.

6.	COVENANT TO OBSERVE PROVISIONS OF THE TRUST DEED AND SCHEDULES

The Issuer and the Guarantor each covenants with the Trustee to comply with those provisions of these presents which are expressed to be binding on it and to perform and observe the same. The Notes shall be held subject to the provisions contained in these presents, all of which shall be binding upon the Issuer, the Guarantor and the Noteholders and all persons claiming through or under them respectively. The Trustee shall be entitled to enforce the obligations of the Issuer under the Notes as if the same were set out and contained in this Trust Deed constituting the same, which shall be read and construed as one document with the Notes. The Trustee will hold the benefit of this covenant upon trust for itself and the Noteholders according to its and their respective interests.

7.	ENFORCEMENT PROCEEDINGS; EVIDENCE OF DEFAULT

7.1	The Trustee may at any time, at its discretion and without notice, institute such proceedings against the Issuer and/or the Guarantor as it may think fit to recover any amounts due in respect of the Notes which are unpaid or to enforce any of its rights under these presents or the Deed of Guarantee but it shall not be bound to take any such proceedings unless:

(a)	it shall have been so directed by an Extraordinary Resolution or so requested in writing by the holders of at least one-quarter in principal amount of the Notes then outstanding; and

(b)	it shall have been indemnified and/or prefunded and/or secured to its satisfaction against all Liabilities to which it may thereby become liable and all Liabilities which may be incurred by it in connection therewith and provided that the Trustee shall not be held liable for the consequence of taking any such action and may take such action without having regard to the effect of such action on individual Noteholders. Only the Trustee may enforce the provisions of these presents or the Deed of Guarantee and no Noteholder shall be entitled to proceed directly against the Issuer or the Guarantor unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing.

7.2	If the Trustee (or any Noteholder where entitled under this Trust Deed so to do) makes any claim, institutes any legal proceeding or lodges any proof in a winding up or insolvency of the Issuer or following a moratorium by the Guarantor under these presents or under the Deed of Guarantee, proof therein that as regards any specified Note the Issuer or the Guarantor, as the case may be, has made default in paying any principal due in respect of such Note shall (unless the contrary be proved) be sufficient evidence that the Issuer or the Guarantor, as the case may be, has made the like default as regards all other Notes in respect of which a corresponding payment is then due and for the purposes of the above a payment shall be a “corresponding” payment notwithstanding that it is due in respect of a Note of a different denomination from that in respect of the above specified Note.

8.	APPLICATION OF MONEYS RECEIVED BY THE TRUSTEE

All moneys received by the Trustee under these presents (including any moneys which represent principal or interest in respect of Notes which have become void under the Conditions) will be held by the Trustee on trust to apply them (subject to Clause 9):

(a)	first, in payment or satisfaction of all amounts then due and unpaid under clause 29 owing to the Trustee and/or to any Appointee;

(b)	secondly, in or towards payment pari passu and rateably of all principal and interest then due and unpaid in respect of the Notes; and

(c)	thirdly, the balance (if any) in payment to the Issuer or, if such moneys were received from the Guarantor, the Guarantor.

9.	INVESTMENT BY TRUSTEE

The Trustee may at its discretion and pending payment invest moneys at any time available for the payment of principal and interest on the Notes in some or one of the investments hereinafter authorised for such periods as it may consider expedient with power from time to time at the like discretion to vary such investments and to accumulate such investments and the resulting interest and other income derived therefrom. The accumulated investments shall be applied under Clause 8. All interest and other income deriving from such investments shall be applied first in payment or satisfaction of all amounts then due and unpaid under Clause 29 to the Trustee and/or any Appointee and otherwise held for the benefit of and paid to the Noteholders.

10.	AUTHORISED INVESTMENTS

Any moneys which under the trusts of these presents ought to or may be invested by the Trustee may be invested in the name or under the control of the Trustee in any investments or other assets in any part of the world whether or not they produce income or by placing the same on deposit in the name or under the control of the Trustee at such bank or other financial institution and in such currency as the Trustee may think fit. If that bank or institution is the Trustee or a subsidiary, holding or associated company of the Trustee, it need only account for an amount of interest equal to the amount of interest which would, at then current rates, be payable by it on such a deposit to an independent customer. The Trustee may at any time vary any such investments for or into other investments or convert any moneys so deposited into any other currency and shall not be responsible for any loss resulting from any such investments or deposits, whether due to depreciation in value, fluctuations in exchange rates or otherwise.

11.	PAYMENT TO NOTEHOLDERS

The Trustee shall give notice to the Noteholders in accordance with Condition 15 of the day fixed for any payment to them under Clause 8. Any payment to be made in respect of the Notes by the Issuer, the Guarantor or the Trustee may be made in the manner provided in the Conditions, the Agency Agreement and this Trust Deed and any payment so made shall be a good discharge to the extent of such payment, by the Issuer, the Guarantor or the Trustee, as the case may be.

12.	PARTIAL PAYMENTS

Upon payment to a Noteholder under Clause 8 (Application of Moneys received by the Trustee) of amounts corresponding to principal and/or interest under the Notes (other than payment in full against surrender of a Note Certificate), the Note Certificate in respect of which such payment is made shall be produced to the Trustee or the Principal Paying Agent by or through whom such payment is made and the Trustee shall, in the case of part payment, require the Registrar to make a notation in the Register of the amount and date of payment on such Note Certificate.

13.	COVENANTS BY THE ISSUER AND THE GUARANTOR

13.1	Each of the Issuer and the Guarantor hereby covenants with the Trustee that, so long as any of the Notes remains outstanding (or, in the case of paragraphs (a), (f), (g) and (o) and s, so long as any of the Notes remains liable to prescription or, in the case of paragraph (g), until the expiry of a period of 30 days after the date on which the relevant notice was delivered in respect of the payment of principal in respect of all such Notes remaining outstanding at such time), it will:

(a)	at all times maintain Agents in accordance with the Conditions;

(b)	at all times keep and procure that all of the subsidiaries of the Issuer keep such books of accounts as may be necessary to comply with all applicable laws and so as to enable the financial statements of the Issuer and its subsidiaries to be prepared and allow the Trustee and any person appointed by it, so far as permitted by law, free access to the same at all reasonable times during business hours and to discuss the same with responsible officers of the Issuer;

(c)	forthwith give notice in writing to the Trustee of the coming into existence of any security interest which would require any security to be given in respect of any series of the Notes pursuant to Condition 3 or of the occurrence of any Event of Default or any Potential Event of Default and without waiting for the Trustee to take any further action;

(d)	so far as permitted by law at all times give or procure to be given to the Trustee such opinions, certificates, information and evidence as it shall require and in such form as it shall require (including, but without prejudice to the generality of the foregoing, all such certificates called for by the Trustee pursuant to Clause 13.1 for the purposes of the discharge or exercise of the duties, trusts, powers, authorities and discretions vested in it under these presents or by operation of law;

(e)	provide to the Trustee within 10 days of any request by the Trustee a certificate in the English language, signed by two Authorised Signatories of the Issuer and two Authorised Signatories of the Guarantor, certifying that up to a specified date not earlier than seven days prior to the date of such certificate (the “Certified Date”) each of the Issuer and the Guarantor, has complied with its obligations under this Trust Deed (or, if such is not the case, giving details of the circumstances of such non-compliance) and that as at such date there did not exist nor had there existed at any time prior thereto since the Certified Date in respect of the previous such certificate (or, in the case of the first such certificate, since the date of this Trust Deed) to the best of its knowledge and belief, any Event of Default or any Potential Event of Default or (if such is not the case) specifying the same;

(f)	send to the Trustee for approval at least 14 days in advance of the publication of any such notice a copy of the form of notice (if any) required to be given to the Noteholders in accordance with Condition 15 and obtain the prior written approval of the Trustee to, and promptly give to the Trustee two copies of, the final form of every notice to be given to the Noteholders in accordance with Condition 15 (such approval, unless so expressed, not to constitute approval for the purposes of Section 21 of the FSMA of a communication within the meaning of Section 21 of the FSMA);

(g)

observe and comply with its obligations under the Agency Agreement and use all reasonable endeavours to procure that the Agents observe and comply with their obligations under the Agency Agreement (including using all reasonable endeavours to procure that the Registrar maintains the Register) and, without the prior written consent of the Trustee, not agree to any amendment to or modification or waiver of the terms of the Agency Agreement and use all reasonable endeavours to make such amendments to the Agency Agreement as the Trustee may require;

(h)	at all times use its reasonable endeavours to procure that there will be furnished to any stock exchange on which the Notes are from time to time listed or quoted such information in relation to the Issuer or the Guarantor, as the case may be, as such stock exchange may require in accordance with its normal requirements or in accordance with any arrangements for the time being made with any such stock exchange;

(i)	at any time after the Issuer, the Guarantor, any subsidiary of the Issuer, any Guarantor Subsidiary, any holding company of the Issuer, or any other subsidiary of any such holding company, shall have purchased any Notes which have not been surrendered and cancelled and retained such Notes for its own account, notify the Trustee to that effect and thereafter deliver to the Trustee as soon as practicable after being so requested in writing by the Trustee a certificate of the Issuer or, as the case may be, the Guarantor (signed on its behalf by two Authorised Signatories) setting out the total number of Notes which, at the date of such certificate, are held by the Issuer, any subsidiary of the Issuer, any holding company of the Issuer or any other subsidiary of any such holding company or the Guarantor or any Guarantor Subsidiary (as the case may be) for its, the holding company’s, the subsidiary’s, Guarantor Subsidiary’s or the Guarantor’s own account;

(j)	deliver to the Trustee all information received by it under the Deed of Guarantee;

(k)	use its reasonable endeavours to procure that the Principal Paying Agent notifies the Trustee forthwith in the event that it does not, on or before the due date for payment in respect of the Notes or any of them, receive unconditionally the full amount in the relevant currency of the moneys payable on such due date on all such Notes;

(l)	in the event of the unconditional payment to the Principal Paying Agent or the Trustee of any sum due in respect of the Notes or any of them being made after the due date for payment thereof, forthwith give notice in accordance with Condition 15 to the Noteholders that such payment has been made;

(m)	not less than the number of days specified in the relevant Condition prior to the redemption or repayment date in respect of any Note, give to the Trustee notice in writing of the amount of such redemption or repayment pursuant to the Conditions;

(n)	if payments of principal or interest in respect of the Notes by the Issuer shall become subject generally to the taxing jurisdiction of any territory or any political sub-division or any authority therein or thereof having power to tax other than or in addition to the Ukraine or any such political sub-division or any such authority therein or thereof, immediately upon becoming aware thereof notify the Trustee of such event and (unless the Trustee otherwise agrees) enter forthwith into a trust deed supplemental to this Trust Deed, giving to the Trustee an undertaking or covenant in form and manner satisfactory to the Trustee in terms corresponding to the terms of Condition 7 with the substitution for (or, as the case may be, the addition to) the references therein to the Ukraine or any political sub-division or any authority therein or thereof having power to tax of references to that other or additional territory or any political sub-division or any authority therein or thereof having power to tax to whose taxing jurisdiction such payments shall have become subject as aforesaid;

(o)	give notice to the Noteholders in accordance with Condition 15 of any appointment, resignation or removal of any Agent (other than the appointment of the initial Agents) after having obtained the prior written approval of the Trustee thereto or any change of any Agent’s specified office and (except as provided by the Agency Agreement or the Conditions) at least 30 days prior to such event taking effect; PROVIDED ALWAYS THAT so long as any of the Notes remains liable to prescription in the case of the termination of the appointment of the Principal Paying Agent or the Registrar no such termination shall take effect until a new Principal Paying Agent or, as the case may be, Registrar has been appointed on terms previously approved in writing by the Trustee;

(p)	prior to making any modification or amendment or supplement to these presents, procure the delivery of any legal opinion(s) as to English and any other relevant law, addressed to the Trustee, dated the date of such modification or amendment or supplement, as the case may be, and in a form acceptable to the Trustee from legal advisers acceptable to the Trustee;

(q)	at all times use all reasonable endeavours to minimise costs arising in connection with its payment obligations in respect of the Notes;

(r)	following any listing of the Notes, use its reasonable endeavours to maintain such listing of the Notes on the Stock Exchange or, if it is unable to do so having used its reasonable endeavours or if the Trustee considers that the maintenance of such listing is unduly onerous and the Trustee is of the opinion that to do so would not be materially prejudicial to the interests of the Noteholders, use its reasonable endeavours to obtain and maintain a quotation or listing of the Notes on such other stock exchange or exchanges or securities market or markets as the Issuer may (with the prior written approval of the Trustee) decide and shall also upon obtaining a quotation or listing of the Notes on such other stock exchange or exchanges or securities market or markets enter into a trust deed supplemental to this Trust Deed to effect such consequential amendments to these presents as the Trustee may require or as shall be requisite to comply with the requirements of any such stock exchange or securities market; and

(s)	so far as permitted by applicable law, at all times execute such further documents and do all such further acts and things as may be necessary at any time or times in the opinion of the Trustee to give effect to these presents or, as the case may be, the Deed of Guarantee.

(t)	so long as any of the Notes is outstanding, take all necessary action to obtain, and do or cause to be done all things reasonably necessary to ensure the continuance of, all authorisations, consents, clearances, approvals, orders, registrations and/or qualifications, and make or cause to be made all registrations, recordings and filings, which may at any time be required to be obtained or made for the execution, delivery or performance of the Guarantee or for the validity or enforceability thereof.

13.2	The Guarantor covenants with the Trustee that after the giving of the Guarantee, the Guarantee will be within the maximum authorised limit for state external borrowing of the Guarantor as at 31 December 2009 as set out in the law of Ukraine No. 835-VI “On the State Budget of Ukraine for 2009” as adopted by the Verkhovna Rada (the Parliament of Ukraine) on 26 December 2008, as amended.

14.	MODIFICATIONS

The Trustee may from time to time and at any time without any consent or sanction of the Noteholders concur with the Issuer and the Guarantor in making (a) any modification to these presents or the Deed of Guarantee which in the opinion of the Trustee it may be proper to make provided that the Trustee is of the opinion that such modification will not be materially prejudicial to the interests of the Noteholders or (b) any modification to these presents or the Deed of Guarantee if in the opinion of the Trustee such modification is of a formal, minor or technical nature or made to correct a manifest error or an error which is, in the opinion of the Trustee, proven. Any such modification shall be binding on the Noteholders and, unless the Trustee agrees otherwise, such modification shall be notified to the Noteholders by the Issuer as soon as practicable thereafter in accordance with Condition 15.

15.	TRUSTEE MAY ENTER INTO FINANCIAL TRANSACTIONS WITH THE ISSUER OR THE GUARANTOR

No Trustee and no director or officer of any corporation being a Trustee of these presents shall by reason of the fiduciary position of such Trustee be in any way precluded from (a) making any contracts or entering into any transactions in the ordinary course of business with the Issuer, the Guarantor, any subsidiary of the Issuer or any Guarantor Subsidiary, whether directly or through any subsidiary or associated company, (b) from accepting the trusteeship of any other notes, bonds, debenture stock, debentures or other securities of the Issuer, the Guarantor, any subsidiary of the Issuer or any Guarantor Subsidiary or any company in which the Issuer or the Guarantor is interested or (c) exercising or enforcing its rights, complying with its obligations and performing its duties under or in relation to any such transactions, or as the case may be, any such trusteeship without regard to the interests of, or consequences for, the Noteholders. Without prejudice to the generality of these provisions, it is expressly declared that such contracts and transactions include any contract or transaction in relation to the placing, underwriting, purchasing, subscribing for or dealing with or lending money upon or making payments in respect of the Notes or any other notes, bonds, stock, shares, debenture stock, debentures or other securities of the Issuer, the Guarantor, any subsidiary of the Issuer or any Guarantor Subsidiary or any company in which the Issuer or the Guarantor is interested and neither the Trustee nor any such director or officer shall be accountable to the Noteholders or the Issuer, the Guarantor, any subsidiary of the Issuer or any Guarantor Subsidiary for any profit, fees, commissions, interest, benefits, amounts, discounts or share of brokerage earned, arising or resulting from any such contracts or transactions or trusteeships and the Trustee and any such director or officer shall also be at liberty to retain the same for its or his own benefit.

16.	TERMS OF APPOINTMENT

Provisions supplemental to the Trustee Acts

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Trustee in relation to the trusts constituted by these presents. Where there are any inconsistencies between the Trustee Acts and the provisions of these presents, the provisions of these presents shall, to the extent allowed by law, prevail and, in the case of any such inconsistency with the Trustee Act 2000, the provisions of these presents shall constitute a restriction or exclusion for the purposes of that Act.

By way of supplement to the Trustee Acts it is expressly declared as follows:

(a)	the Trustee may in relation to these presents and the Deed of Guarantee act and/or rely on the opinion or advice of or a certificate or any information obtained from any lawyer, banker, valuer, surveyor, broker, auctioneer, accountant, auditor or other expert in the United Kingdom, Ukraine or elsewhere (whether addressed to the Trustee or not and whether obtained by the Trustee, the Issuer, the Guarantor, any subsidiary of the Issuer, any Guarantor Subsidiary, any Agent or any other person) notwithstanding that such opinion, advice, certificate or information contains a monetary or other limit on the liability of any such lawyer, banker, valuer, surveyor, broker, auctioneer, accountant, auditor or other expert, and shall not be responsible for any Liability occasioned by so acting and/or relying; any such opinion, advice, certificate or information may be sent or obtained by letter, telegram, telex, cablegram, email or facsimile transmission and the Trustee shall not be liable for acting on any opinion, advice, certificate or information purporting to be so conveyed although the same shall contain some error or shall not be authentic;

(b)	the Trustee may call for and shall be at liberty to accept a certificate signed by any two Authorised Signatories of the Issuer or the Guarantor as to any fact or matter prima facie within the knowledge of the Issuer or the Guarantor, as the case may be, as sufficient evidence thereof and a like certificate to the effect that any particular dealing or transaction or step or thing is, in the opinion of the person so certifying, expedient as sufficient evidence that it is expedient and the Trustee shall not be bound in any such case to call for further evidence or be responsible for any Liability that may be occasioned by its failing so to do;

(c)	the Trustee shall (save as expressly otherwise provided herein) as regards all the trusts, powers, authorities and discretions vested in it by these presents or by operation of law, have absolute and uncontrolled discretion as to the exercise or non-exercise thereof (the exercise or non-exercise of which as between the Trustee and the Noteholders shall be conclusive and binding on the Noteholders) and the Trustee shall not be responsible for any Liability that may result from the exercise or non-exercise thereof but whenever the Trustee is under the provisions of these presents bound to act at the request or direction of the Noteholders the Trustee shall nevertheless not be so bound unless first indemnified and/or prefunded and/or provided with security to its satisfaction against all Liabilities to which it may render itself liable and all Liabilities which it may incur by so doing;

(d)	the Trustee shall be at liberty to place these presents and all deeds and other documents relating to these presents in any safe deposit, safe or other receptacle selected by the Trustee, in any part of the world, or with any bank or banking company, lawyer or firm of lawyers believed by it to be of good repute, in any part of the world, and the Trustee shall not be responsible for or be required to insure against any Liability incurred in connection with any such deposit and, subject to receipt by it of any appropriate payments or funds from the Issuer or from the Guarantor pursuant to the Deed of Guarantee, the Issuer shall pay all sums required to be paid on account of or in respect of any such deposits;

(e)	the Trustee as between itself and the Noteholders shall have full power to determine all questions and doubts arising in relation to any of the provisions of these presents and every such determination, whether made upon a question actually raised or implied in the acts or proceedings of the Trustee, shall be conclusive and shall bind the Trustee and the Noteholders;

(f)

the Trustee shall not be responsible for acting upon any Extraordinary Resolution in writing or any Extraordinary or other resolution purporting to have been passed at any meeting of the Noteholders in respect whereof minutes have been made and signed or any direction or request of Noteholders has been made even though it may subsequently be found that there was some defect in the constitution of the meeting or the passing of the resolution or (in the case of a direction or request) it is not signed by the requisite number of Noteholders or that for any reason the resolution, direction or request was not valid or binding upon the Noteholders;

(g)	the Trustee may, in the conduct of the trusts of these presents, instead of acting personally, employ and pay an agent, whether or not a lawyer or other professional person, to transact or conduct, or concur in transacting or conducting, any business and to do or concur in doing all acts required to be done by the Trustee in connection with these presents (including the receipt and payment of money) and the Trustee shall not be responsible for any Liability incurred by reason of any misconduct, omission or default on the part of any person appointed by it hereunder (provided that such person has been selected with reasonable care) or be bound to supervise the proceedings or acts of any such person;

(h)	any Trustee being a banker, lawyer, broker or other person engaged in any profession or business shall be entitled to charge and be paid by the Issuer, or, as the case may be, the Guarantor all usual professional and other charges for business transacted and acts done by him or his partner or firm on matters arising in connection with the trusts of these presents or the Deed of Guarantee and also his reasonable charges in addition to disbursements for all other work and business done and all time spent by him or his partner or firm on matters arising in connection with these presents or the Deed of Guarantee including matters which might or should have been attended to in person by a trustee not being a banker, lawyer, broker or other professional person;

(i)	the Trustee shall not be responsible for the exchange of the Global Note Certificate for Individual Note Certificates or the delivery of any Individual Note Certificates to the person(s) entitled to them;

(j)	the Trustee shall not be liable to the Issuer, the Guarantor or any Noteholder by reason of having accepted as valid or not having rejected any entry on the Register later found to be forged or not authentic and can assume for all purposes in relation hereto that any entry on the Register is correct;

(k)	the Trustee shall not (unless and to the extent ordered so to do by a court of competent jurisdiction) be required to disclose to any Noteholder any financial, confidential or other information made available to the Trustee by the Issuer or the Guarantor in connection with these presents or the Deed of Guarantee and no Noteholder shall be entitled to take any action to obtain from the Trustee any such information;

(l)	where it is necessary or desirable for any purpose in connection with these presents to convert any sum from one currency to another it shall (unless otherwise provided by these presents or required by law) be converted at such rate or rates, in accordance with such method and as at such date for the determination of such rate of exchange, as may be specified by the Trustee in its absolute discretion but having regard to current rates of exchange quoted by leading banks in London, if available, and any rate, method and date so specified shall be binding upon the Issuer, the Guarantor and the Noteholders;

(m)	the Trustee may determine whether or not a default in the performance or observance by the Issuer or the Guarantor of any obligation under the provisions of these presents or the Deed of Guarantee is capable of remedy and if the Trustee shall certify that any such default is, in its opinion, not capable of remedy, such certificate shall be conclusive and binding upon the Issuer, the Guarantor and the Noteholders;

(n)	any consent or approval given by the Trustee for the purposes of these presents or the Deed of Guarantee may be given on such terms and subject to such conditions (if any) as the Trustee may require and notwithstanding anything to the contrary in these presents or the Deed of Guarantee may be given retrospectively. The Trustee may give any consent or approval, exercise any power, authority or discretion or take any similar action (whether or not such consent, approval, power, authority, discretion or action is specifically referred to in these presents or the Deed of Guarantee) if it is satisfied that the interests of the Noteholders will not be materially prejudiced thereby. For the avoidance of doubt, the Trustee shall not have any duty to the Noteholders in relation to such matters other than that which is contained in the preceding sentence;

(o)	in connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation, determination or substitution), the Trustee shall have regard to the general interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Noteholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Noteholder be entitled to claim, from the Issuer, the Trustee or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders except to the extent already provided for in Condition 7 and/or any undertaking given in addition to, or in substitution for, Condition 7 pursuant to these presents;

(p)	in the absence of express notice to the contrary, the Trustee may assume without enquiry (other than, in the case of the Issuer or, as the case may be, the Guarantor, requesting a certificate from the Issuer or, as the case may be, the Guarantor, pursuant to Clause 13.1(i) hereof) that all Notes are for the time being outstanding;

(q)	the Trustee shall not be responsible for, or for investigating any matter which is the subject of, any recital, representation or warranty of any person contained in these presents or the Deed of Guarantee or otherwise in respect of or in relation to these presents or the Deed of Guarantee, or for the execution, legality, effectiveness, adequacy, genuineness, validity, enforceability or admissibility in evidence thereof nor shall the Trustee be under any obligation to monitor or supervise the functions of any other person under these presents or the Deed of Guarantee, or any other agreement or document relating to the transactions herein or therein contemplated and shall be entitled, in the absence of actual knowledge of a breach of obligation, to assume that each such person is properly performing and complying with its obligations;

(r)	notwithstanding anything else herein contained, the Trustee may refrain from doing anything that would or might in its opinion be contrary to any law of any jurisdiction or any directive or regulation of any agency of any state or which would or might otherwise render it liable to any person or cause it to act in a manner which might prejudice its interests and may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation;

(s)	notwithstanding anything contained in these presents, to the extent required by any applicable law, if the Trustee is required to make any deduction or withholding from any distribution or payment made by it under these presents or if the Trustee is otherwise charged to, or may become liable to, costs and/or tax as a consequence of performing its duties under these presents and/or the Deed of Guarantee whether as principal, agent or otherwise, and whether by reason of any assessment, prospective assessment or other imposition of liability to taxation and/or costs of whatsoever nature and whensoever made upon the Trustee, and whether in connection with or arising from any sums received or distributed by it or to which it may be entitled under these presents, the Deed of Guarantee or any investments or deposits from time to time representing the same, including any income or gains arising therefrom, or any action of the Trustee in or about the administration of the trusts of these presents or otherwise, in any case other than any tax generally payable by the Trustee on its income, then the Trustee shall be entitled to make such deduction or withholding or (as the case may be) to retain out of sums received by it in respect of these presents an amount sufficient to discharge any liability or prospective liability to tax and/or costs which relates to sums so received or distributed or to discharge any such other liability of the Trustee to tax or costs from the funds held by the Trustee in respect of these presents on the trusts of these presents;

(t)	the Trustee shall not be liable for any error of judgment made in good faith and absent manifest error by any officer or employee of the Trustee assigned by the Trustee to administer its corporate trust matters;

(u)	the Trustee shall not be obliged to publish or approve the form of any notice published in connection with these presents which it considers, in its absolute discretion, to be a communication within the meaning of Section 21 of FSMA, and in the event that the Trustee agrees to publish or approve the form of such communication, it shall be entitled to request that it be provided with such evidence as it may reasonably require that such communication may be lawfully issued or received in any jurisdiction and may further or as an alternative request that the Issuer shall procure that the communication concerned is issued or approved for issue by a person authorised to do so in such jurisdiction;

(v)	the Trustee shall not be bound to give notice to any person of the execution of any documents comprised or referred to in these presents or to take any steps to ascertain whether any Event of Default or Potential Event of Default has happened and, until it shall have actual knowledge or express notice to the contrary, the Trustee shall be entitled to assume that no such Event of Default or Potential Event of Default has happened and that each of the Issuer and the Guarantor is observing and performing all the obligations on its part contained in these presents and in the Deed of Guarantee (in the case of the Guarantor);

(w)	nothing contained in this Trust Deed shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties or the exercise of any right, power, authority or discretion hereunder if it has reasonable grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or Liability is not reasonably assured to it;

(x)	the Trustee may call for any certificate or other document to be issued by Euroclear or Clearstream, Luxembourg as to the principal amount of Notes represented by the Global Note Certificate standing to the account of any person. Any such certificate or other document shall be conclusive and binding for all purposes. The Trustee shall not be liable to any person by reason of having accepted as valid or not having rejected any certificate or other document to such effect purporting to be issued by Euroclear or Clearstream, Luxembourg and subsequently found to be forged or not authentic;

(y)	the Trustee shall not be responsible for the execution, delivery, legality, effectiveness, adequacy, genuineness, validity, performance, enforceability or admissibility in evidence of these presents, the Deed of Guarantee or any other document relating or expressed to be supplemental to these presents or the Deed of Guarantee and shall not be liable for any failure to obtain any licence, consent or other authority for the execution, delivery, legality, effectiveness, adequacy, genuineness, validity, performance, enforceability or admissibility in evidence of these presents, the Deed of Guarantee or any other document relating or expressed to be supplemental to these presents or the Deed of Guarantee as regards any party other than the Trustee;

(z)	the Trustee may appoint and pay any person to act as a custodian or nominee on any terms in relation to such assets of the trusts constituted by these presents as the Trustee may determine, including for the purpose of depositing with a custodian these presents or any document relating to the trusts constituted by these presents and the Trustee shall not be responsible for any Liability incurred by reason of the misconduct, omission or default on the part of any person appointed by it hereunder (provided that such person has been selected with reasonable care) or be bound to supervise the proceedings or acts of such person; the Trustee is not obliged to appoint a custodian if the Trustee invests in securities payable to bearer;

(aa)	the Trustee shall not be responsible to any person for failing to request, require or receive any legal opinion relating to the Notes or for checking or commenting upon the content of any such legal opinion and shall not be responsible for any Liability incurred thereby;

(bb)	the Trustee shall not be bound to take any action in connection with these presents or any obligations arising pursuant thereto, including, without prejudice to the generality of the foregoing, forming any opinion or employing any financial adviser, where it is not reasonably satisfied that it will be indemnified against all Liabilities which may be incurred in connection with such action and may demand prior to taking any such action that there be paid to it in advance such sums as it reasonably considers (without prejudice to any further demand) shall be sufficient so to indemnify it; and

(cc)	the Trustee shall not be liable or responsible for any Liabilities or inconvenience which may result from anything done or omitted to be done by it in accordance with the provisions of these presents.

Notwithstanding any other provision contained in Clause 16 none of the provisions of these presents shall in any case in which the Trustee has failed to show the degree of care and diligence required of it, having regard to the provisions of these presents conferring on the Trustee any powers, authorities or discretions, relieve or indemnify the Trustee against any liabilities which by virtue of any rule of law would otherwise attach to it in respect of any gross negligence or breach of trust of which it may be guilty in relation to its duties under these presents.

Notwithstanding anything in these presents, in no event shall the Trustee be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Trustee has been advised of such loss or damage and regardless of the form of action.

17.	SUBSTITUTION

17.1	The Trustee may agree, without the consent of the Noteholders, to the substitution, in place of the Issuer (or of any previous Substitute (as defined below) under this Clause 17), as the principal debtor under these presents, of the Guarantor or any company (in this Clause called the “Substitute”) PROVIDED THAT:

(a)	a trust deed is executed or some other form of undertaking is given by the Substitute to the Trustee, in form and manner satisfactory to the Trustee, agreeing to be bound by the terms of these presents and the Notes with any consequential or other amendments which may be appropriate as fully as if the Substitute had been named in these presents as the principal debtor in place of the Issuer (or any such previous Substitute);

(b)	the Issuer, the Guarantor and the Substitute execute such other deeds, documents and instruments (if any) as the Trustee may require in order that the substitution is fully effective and (unless the Substitute is the Guarantor) the guarantee contained in the Deed of Guarantee is fully effective in relation to the obligations of the Substitute and comply with such other requirements as the Trustee may direct in the interests of the Noteholders;

(c)	arrangements are made to the satisfaction of the Trustee for the Noteholders to have or be able to have the same or equivalent rights against the Substitute as they have against the Issuer or, should the Substitute be the Guarantor, the Guarantor (or any such previous Substitute);

(d)	the Issuer (or any such previous Substitute) and the Substitute shall comply with such other reasonable requirements as the Trustee may direct in the interests of the Noteholders;

(e)	the Trustee is satisfied that (a) the Substitute has obtained all governmental and regulatory approvals and consents necessary for its assumption of the obligations and liabilities under these presents in place of the Issuer (or of any such previous Substitute), (b) (unless the Substitute is the Guarantor) the Guarantor has obtained all governmental and regulatory approvals and consents necessary for the guarantee to be fully effective as described in Clause 3 and (c) such approvals and consents are at the time of substitution in full force and effect;

(f)	(without prejudice to the generality of paragraphs (a) to (e) (inclusive) of this Clause 17.1) where the Substitute is incorporated, domiciled or resident in a territory other than Ukraine, undertakings or covenants are given by the Substitute in terms corresponding to the provisions of Condition 7 with the substitution for the references to Ukraine of references to the territory in which the Substitute is incorporated, domiciled or resident and/or to the taxing jurisdiction of which, or of any political subdivision or authority of or in which, the Substitute is otherwise subject generally;

(g)	the Trustee is satisfied that the said substitution is not materially prejudicial to the interests of the Noteholders as a class; and

(h)	the Issuer and the Guarantor (or any such previous Substitute) and the Substitute shall have complied with the requirements of the Stock Exchange including, without limitation, the preparation of a new offering circular and the giving of a notice of substitution to the Stock Exchange in the form and manner as the Stock Exchange may require.

17.2	Any such agreement by the Trustee pursuant to Clause 17.1 shall, to the extent so expressed, operate to release the Issuer or previous Substitute (as the case may be) from any or all of its obligations under these presents. Not later than 14 days after the execution of any such documents as aforesaid and after compliance with the Trustee’s said requirements, notice thereof shall be given by the Issuer to the Noteholders in the manner provided in Condition 15.

17.3	Upon the execution of such documents and compliance with the said requirements, the Substitute shall be deemed to be named in these presents as the principal debtor in place of the Issuer or previous Substitute (as the case may be) and these presents and the Notes shall thereupon be deemed to be amended in such manner as shall be necessary to give effect to the substitution and, without prejudice to the generality of the foregoing, any references in these presents and the Notes to the Issuer shall be deemed to be references to the Substitute.

17.4	If any two directors (or other equivalent officers) of the Substitute shall certify to the Trustee that the Substitute is solvent at the time at which the said substitution is proposed to be effected, the Trustee shall not be bound to have regard to the financial condition, profits or prospects of the Substitute or to compare the same with those of the Issuer or (as the case may be) the previous Substitute.

17.5	The Trustee shall be entitled to refuse to approve any Substitute, if, pursuant to the law of the country of incorporation, domicile or residence of the Substitute, the assumption by the Substitute of its obligations imposes responsibilities on the Trustee over and above those which have been assumed under these presents.

18.	TRUSTEE ENTITLED TO ASSUME DUE PERFORMANCE

Except as herein otherwise expressly provided, the Trustee shall be and is hereby authorised to assume without enquiry, in the absence of knowledge or express notice to the contrary, that the Issuer is duly performing and observing all the covenants and provisions contained in these presents relating to the Issuer and on its part to be performed and observed that the Guarantor is duly performing and observing all the covenants and provisions contained in the Deed of Guarantee on its part to be performed and observed and that no event has happened upon the happening of which any of the Notes shall have or may become repayable.

19.	WAIVER

The Trustee may, without any consent or sanction of the Noteholders and without prejudice to its rights in respect of any subsequent breach, condition, event or act, from time to time and at any time, but only if and in so far as in its opinion the interests of the Noteholders shall not be materially prejudiced thereby, authorise or waive, or agree to the waiving or authorising on such terms and conditions (if any) as shall seem expedient to it, any breach or proposed breach by the Issuer or the Guarantor of any of the covenants or provisions contained in these presents or the Deed of Guarantee or determine that any Event of Default or Potential Event of Default shall not be treated as such for the purposes of these presents, PROVIDED ALWAYS THAT the Trustee shall not exercise any powers conferred upon it by this Clause in contravention of any request given by the holders of one-quarter in aggregate principal amount of the Notes then outstanding under Condition 8 or of any express direction by an Extraordinary Resolution save, in the case of such request, where the same is contrary to any such express direction (but so that no such request or direction shall affect any authorisation, waiver or determination previously given or made). Any such authorisation or waiver or determination shall be binding on the Noteholders and, in the case of any such authorisation or waiver, unless the Trustee agrees otherwise, shall be notified to the Noteholders in accordance with Condition 15 as soon as practicable thereafter.

20.	POWER TO DELEGATE

The Trustee may, in the execution and exercise of all or any of the trusts, powers, authorities and discretions vested in it by these presents, act by responsible officers or a responsible officer for the time being of the Trustee and the Trustee may also whenever it thinks fit, whether by power of attorney or otherwise, delegate to any person or persons all or any of the trusts, powers, authorities and discretions vested in it by these presents and any such delegation may be made upon such terms and conditions and subject to such regulations (including power to sub-delegate with the consent of the Trustee) as the Trustee may think fit in the interests of the Noteholders and, provided that the Trustee shall have exercised reasonable care in the selection of such delegate, it shall not be bound to supervise the proceedings and shall not in any way or to any extent be responsible for any Liability incurred by any misconduct or omission or default on the part of such delegate or sub-delegate.

21.	ENTITLEMENT TO TREAT HOLDER AS ABSOLUTE OWNER

The Issuer, the Trustee and the Agents may (to the fullest extent permitted by applicable laws) deem and treat the holder of any Individual Note Certificate or of a particular principal amount of such Individual Note Certificate as the absolute owner of such Individual Note Certificate or principal amount, as the case may be, for all purposes (whether or not such Note or principal amount shall be overdue and notwithstanding any notice of ownership thereof or of trust or other interest with regard thereto, any notice of loss or theft thereof or any writing thereon), and the Issuer, the Guarantor, the Trustee and the Agents shall not be affected by any notice to the contrary. All payments made to any such holder shall be valid and, to the extent of the sums so paid, effective to satisfy and discharge the liability for the moneys payable in respect of such Individual Note Certificate or principal amount, as the case may be.

22.	COMPETENCE OF A MAJORITY OF TRUSTEES

Whenever there shall be more than two trustees hereof the majority of such trustees shall (provided such majority includes a trust corporation) be competent to execute and exercise all the trusts, powers, authorities and discretions vested by these presents in the Trustee generally.

23.	APPOINTMENT OF TRUSTEES

23.1	The power of appointing new trustees shall be vested in the Issuer but a trustee so appointed must in the first place be approved by an Extraordinary Resolution. A trust corporation may be appointed sole trustee hereof but subject thereto there shall be at least two trustees hereof one at least of which shall be a trust corporation. Any appointment of a new trustee hereof shall as soon as practicable thereafter be notified by the Trustee to the Principal Paying Agent and the other Agents and to the Noteholders. The Noteholders shall together have the power, exercisable by Extraordinary Resolution, to remove any trustee or trustees for the time being hereof. The removal of any trustee shall not become effective unless there remains a trustee hereof (being a trust corporation) in office after such removal.

23.2	Notwithstanding the provisions of Clause 23.1, the Trustee may, upon giving prior notice to the Issuer and the Guarantor but without the consent of the Issuer or the Guarantor or the Noteholders, appoint any person established or resident in any jurisdiction (whether a trust corporation or not) to act either as a separate trustee or as a co-trustee jointly with the Trustee (a) if the Trustee considers such appointment to be in the interests of the Noteholders; or (b) for the purposes of conforming to any legal requirements, restrictions or conditions in any jurisdiction in which any particular act or acts is or are to be performed; or (c) for the purpose of obtaining a judgment in any jurisdiction, or enforcement in any jurisdiction of either a judgment already obtained or any provision of these presents, against the Issuer or the Guarantor.

23.3	The Issuer and the Guarantor each hereby irrevocably appoints the Trustee to be its attorney in its name and on its behalf to execute any such instrument of appointment. Such a person shall (subject always to the provisions of these presents) have such trusts, powers, authorities and discretions (not exceeding those conferred on the Trustee by these presents) and such duties and obligations as shall be conferred on such Trustee or imposed by the instrument of appointment. The Trustee shall have power in like manner to remove any such person. Such reasonable remuneration as the Trustee may pay to any such person, together with any attributable costs, charges and expenses incurred by it in performing its function as such separate trustee or co-trustee, shall for the purposes of these presents be treated as costs, charges and expenses incurred by the Trustee.

24.	RETIREMENT OF TRUSTEES

Any Trustee for the time being of these presents may retire at any time upon giving not less than 60 days’ notice in writing to the Issuer and the Guarantor without assigning any reason therefore and without being responsible for any costs occasioned by such retirement. The retirement of any Trustee shall not become effective unless there remains a trustee hereof (being a trust corporation) in office after such retirement. If, in such circumstances, no appointment of a new trustee has become effective within 60 days of the date of such notice, the Trustee shall be entitled to appoint a trust corporation as trustee of these presents, but no such appointment shall take effect unless previously approved by an Extraordinary Resolution.

25.	POWERS OF THE TRUSTEE ARE ADDITIONAL

The powers conferred by these presents upon the Trustee shall be in addition to any powers which may from time to time be vested in it by general law or as the holder of any of the Notes.

26.	FURTHER NOTES

The Issuer may from time to time without the consent of the Noteholders create and issue further notes or bonds either ranking pari passu with the Notes in all respects (or in all respects except for the issue price, issue date and/or first payment of interest thereon) and so that such further issue is consolidated and forms a single series with the Notes. Any further notes or bonds forming a single series with the Notes will be constituted by a deed supplemental to the Trust Deed.

27.	NOTICES

Any notice or demand to the Issuer, the Guarantor or the Trustee or any approval or certificate of the Trustee required to be given, made or served for any purpose hereof shall be given, made or served by sending the same by prepaid post (first class if inland, airmail if overseas) or facsimile transmission or by delivering the same by hand as follows:

to the Issuer:

Address:
National Joint-Stock Company “Naftogas of Ukraine”
6 B.Khmelnytskoho Street
Kyiv 01001
Ukraine

Attention:	Oleg Dubyna, Chairman of the Management Board
cc: Yuriy Kolbushkin, Deputy Chairman of the Management Board

Facsimile number:	+380 44 586 3717

Telephone number:	+380 44 586 3717

to the Guarantor:	The Cabinet of Ministers of Ukraine (acting on behalf of Ukraine) represented by the Minister of Finance of Ukraine
12/2 Grushevsky Street
Kyiv, 01008
Ukraine

(Attention: Minister of Finance)
Facsimile No: +380 44 253 0023

to the Trustee:	Forty-Eighth Floor
One Canada Square
London E14 5AL
(Attention: Corporate Trust Administration)
Facsimile No.: +44 020 7964 2531,

or at such other address as shall have been notified (in accordance with this Clause) by the party in question to the other party hereto for the purposes of this Clause. Any notice sent by post as provided in this Clause shall be deemed to have been given, made or served 24 hours (in the case of inland post) or three days (in the case of overseas post) after despatch and any notice sent by facsimile transmission as provided in this Clause shall be deemed to have been given, made or served at the time of despatch provided that in the case of a notice or demand given by facsimile transmission a confirmation of transmission is received by the sending party and such notice or demand shall forthwith be confirmed by post. The failure of the addressee to receive such confirmation shall not invalidate the relevant notice or demand given by facsimile transmission.

28.	GOVERNING LAW AND SUBMISSION TO JURISDICTION

28.1	Governing Law

These presents and any non-contractual obligations arising out of or in connection with each of them are governed by English law.

28.2	Jurisdiction of English Courts

For the exclusive benefit of the Trustee and of the Noteholders, each of the Issuer and Guarantor hereby irrevocably agrees that the courts of England shall have exclusive jurisdiction to settle any disputes which may arise out of or in connection with these presents (including any questions regarding their existence, validity or termination) and that accordingly any suit, action or proceedings (together referred to as “Court Proceedings”)

arising out of or in connection with any of them shall be brought in such courts. Nothing contained in this paragraph shall limit any right of the Trustee and/or each of the Noteholders to take Court Proceedings against the Issuer or the Guarantor in any other court of competent jurisdiction, nor shall the taking of Court Proceedings in any one or more jurisdictions preclude the taking of Court Proceedings by the Trustee and/or the Noteholders in any other jurisdiction, whether concurrently or not.

28.3	Appropriate Forum

Each of the Issuer and the Guarantor irrevocably and unconditionally:

28.3.1	waives objection which it may now or in the future have to the laying of the venue of any Court Proceedings in the English courts on the grounds that such Court Proceedings have been brought in an inconvenient forum; and

28.3.2	agrees that a judgment or order of an English court arising out of or in connection with these presents is conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction to which the Issuer or the Guarantor is or may be subject by suit or other proceeding upon such judgment.

28.4	Arbitration

Notwithstanding Clause 28.2 (Jurisdiction of English Courts), each of the Issuer and the Guarantor hereby irrevocably agrees with the Trustee and the Noteholders that, at the sole option of the Trustee exercisable by notice in writing to the Issuer and the Guarantor any dispute arising out of or in connection with these presents (including any questions regarding their existence, validity or termination) shall be referred to and finally resolved by arbitration (the “Arbitration Proceedings” and together with Court Proceedings, the “Proceedings”) for final settlement under the arbitration rules of the Rules of the London Court of International Arbitration (the “LCIA”), which rules are deemed to be incorporated by reference into this Clause 28.4 (Arbitration) save as supplemented and/or varied by Clause 28.5 (Formation of Arbitration Tribunal).

28.5	Formation of Arbitration Tribunal

The Tribunal will consist of three arbitrators. Each party shall have the right to nominate one arbitrator, provided that if there is more than one claimant party and/or more than one respondent party, the claimant parties shall together nominate one arbitrator and the respondent parties shall together nominate one arbitrator and in such circumstances the parties agree that the disputing parties represent two separate sides for the formation of the arbitral tribunal in accordance with Article 8.1 of the LCIA Rules. The claimant party or parties and the respondent party or parties to the arbitration shall jointly nominate the third arbitrator who shall be the chairman of the arbitral tribunal. In the event that:

28.5.1	any party or parties to the arbitration fail to appoint an arbitrator within the time limit specified by the LCIA Rules; or

28.5.2	the parties fail to jointly nominate the third arbitrator within 40 days after service of the request for arbitration,

the LCIA shall proceed to appoint an arbitrator in place of the defaulting party or parties without regard to any late nomination by such defaulting party or parties.

28.6	Place and Language of Arbitration

The seat of any such arbitration shall be London, the procedural law of any reference to arbitration shall be English law and the language of any arbitration shall be English. The decision and award of the arbitrators shall be final and binding and shall be enforceable in any court of competent jurisdiction.

28.7	Disapplication

The parties hereto disapply Sections 45 and 69 of the Arbitration Act 1996.

28.8	Exclusive Jurisdiction

The agreement by all the parties to refer all disputes arising out of or in connection with these presents to Proceedings in accordance with Clauses 28.2 (Jurisdiction of English Courts) and 28.4 (Arbitration) is exclusive such that neither the Issuer nor the Guarantor shall be permitted to bring proceedings in any other court or tribunal other than in accordance with Clause 28.2 and by way of counterclaim.

28.9	Service of Process

28.9.1	The Issuer irrevocably agrees that the process by which any Court Proceedings in England are begun may be served on it by being delivered to Law Debenture Corporate Services Limited at Fifth Floor, 100 Wood Street, London EC2V 7EX, or, if different, its registered office for the time being or at any address at which process may be served on it in accordance with Part XXIII of the Companies Act 1985 (as may be amended and/or re-enacted). If such person is not or ceases to be effectively appointed to accept service of process on behalf of the Issuer, they shall, on the written demand of any Agent or the Trustee, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, any Agent or the Trustee shall be entitled to appoint such a person by written notice to the Issuer. Nothing in this Clause 28 shall affect the right of any Agent or the Trustee to serve process in any other manner permitted by applicable law.

28.9.2	The Guarantor irrevocably appoints the head of mission from time to time of Ukraine to the United Kingdom of Great Britain and Northern Ireland at the Embassy of Ukraine in London, from time to time, to act as its agent to receive service of process in any Court Proceedings in England in connection with these presents. If for any reason the appointment of such agent for service of process lapses, the Guarantor agrees that it will promptly appoint a substitute process agent (acceptable to the Trustee) and notify the Noteholders in accordance with Condition 15 (Notices) of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

28.10	Waiver of Immunity

To the extent that any of the Issuer or the Guarantor or any of its revenues, assets or properties are entitled, in England or any other jurisdiction where Court Proceedings may at any time be brought against it or any of its revenues, assets or properties, to any immunity from suit, from the jurisdiction of any such court, from set-off, from attachment in aid of execution of a judgment, from execution of a judgment or from any other legal or judicial process or remedy (other than a pre-judgment attachment which is expressly not waived), and to the extent that in any such jurisdiction there shall be attributed such an immunity, each of the Issuer and the Guarantor irrevocably agrees not to claim and irrevocably waives such immunity to the fullest extent permitted by the laws of such jurisdiction and consents generally for the purposes of the State Immunity Act 1978 to the giving of any relief or the issue of any process in connection with any Proceeding. Each of the Issuer and the Guarantor reserves the right to plead sovereign immunity under the United States Foreign Sovereign Immunities Act of 1976 with respect to actions brought against it in any court of or in the United States of America under any United States federal or State securities law. This waiver of immunities constitutes only a limited and specific waiver for the purposes of these presents and under no circumstances shall it be interpreted as a general waiver by any of the Issuer or the Guarantor or a waiver with respect to proceedings unrelated to these presents. The Guarantor does not waive such immunity in respect of property which is (i) used by a diplomatic or consular mission of the Guarantor (except as may be necessary to effect service of process), (ii) property of a military character and under the control of a military authority or defence agency, or (iii) located in Ukraine and dedicated to a public or governmental use (as distinct from property dedicated to a commercial use).

28.11	Agreement of the Noteholders

By acquiring and holding the Notes, the Noteholders shall be taken to agree to the provisions of this Clause 28.

29.	REMUNERATION AND INDEMNIFICATION OF TRUSTEE

29.1	The Issuer, failing which the Guarantor, shall pay to the Trustee remuneration for its services as trustee as from the date of this Trust Deed, such remuneration to be at such rate and to be paid on such dates as may from time to time be agreed between the Issuer or, if applicable, the Guarantor and the Trustee. In the absence of any agreement to the contrary, such remuneration shall be payable in advance on [•] October in each year, the first such payment to be made on the date hereof. Upon the issue of any further Notes the rate of remuneration in force immediately prior thereto shall be increased by such amount as shall be agreed between the Issuer or, if applicable, the Guarantor and the Trustee, such increased remuneration to be calculated from such date as shall be agreed as aforesaid. Such remuneration shall accrue from day to day and be payable (in priority to payments to the Noteholders) up to and including the date when, all the Notes having become due for redemption, the redemption moneys and interest thereon to the date of redemption have been paid to the Principal Paying Agent or, as the case may be, to the Trustee PROVIDED THAT if upon due presentation of any Note or any cheque payment of the moneys due in respect thereof is improperly withheld or refused, remuneration will commence again to accrue.

29.2	In the event of the occurrence of an Event of Default or a Potential Event of Default or the Trustee considering it expedient or necessary or being requested by the Issuer or, the Guarantor, to undertake duties which the Trustee and the Issuer or, if applicable, the Guarantor, agree to be of an exceptional nature or otherwise outside the scope of the normal duties of the Trustee under these presents the Issuer, failing which the Guarantor, shall pay to the Trustee such additional remuneration as shall be agreed between them.

29.3	The Issuer, failing which the Guarantor, shall in addition pay to the Trustee an amount equal to the amount of any value added tax or similar tax chargeable in respect of its remuneration under these presents.

29.4	In the event of the Trustee and the Issuer or, if applicable the Guarantor, failing to agree:

(a)	(in a case to which sub clause 29.1 above applies) upon the amount of the remuneration; or

(b)	(in a case to which sub clause 29.2 above applies) upon whether such duties shall be of an exceptional nature or otherwise outside the scope of the normal duties of the Trustee under these presents, or upon such additional remuneration, such matters shall be determined by a person (acting as an expert and not as an arbitrator) selected by the Trustee and approved by the Issuer or, if applicable the Guarantor, failing such approval, nominated (on the application of the Trustee) by the President for the time being of The Law Society of England and Wales (the expenses involved in such nomination and the fees of such person being payable by the Issuer, failing which the Guarantor, and the determination of any such person shall be final and binding upon the Trustee and the Issuer and, if applicable the Guarantor.

29.5	The Issuer, failing which the Guarantor, shall also pay or discharge all Liabilities properly incurred by the Trustee and every Appointee in relation to the preparation and execution of, the exercise of its powers and the performance of its duties under, and in any other manner in relation to, these presents, including but not limited to travelling expenses and any stamp, issue, registration, documentary and other taxes or duties paid or payable by the Trustee in connection with any action taken or contemplated by or on behalf of the Trustee for enforcing, or resolving any doubt concerning, or for any other purpose in relation to, these presents.

29.6	Without prejudice to the right of indemnity by law given to trustees, each of the Issuer and the Guarantor shall severally indemnify the Trustee and every Appointee and keep it or him indemnified against all Liabilities to which it or he may be or become subject or which may be incurred by it or him in the preparation and execution or purported execution of any of its or his trusts, powers, authorities and discretions under these presents or its or his functions under any such appointment or in respect of any other matter or thing done or omitted in any way relating to these presents or any such appointment (including all Liabilities incurred in disputing or defending any of the foregoing).

29.7	All amounts payable pursuant to sub-clauses 29.5 and 29.6 above shall be payable by the Issuer, failing which the Guarantor, on the date specified in a demand by the Trustee and in the case of payments actually made by the Trustee prior to such demand shall carry interest at the rate equal to the cost of funds for the Trustee from the date such demand is made, and in all other cases shall (if not paid within 30 days after the date of such demand or, if such demand specifies that payment is to be made on an earlier date, on such earlier date) carry interest at such rate from such thirtieth day of such other date specified in such demand. All remuneration payable to the Trustee shall carry interest at such rate from the due date therefor.

29.8	The Issuer, failing which the Guarantor, hereby further undertakes to the Trustee that all monies payable by the Issuer, or if applicable the Guarantor, to the Trustee under this clause shall be made without set-off, counterclaim, deduction or withholding unless compelled by law in which event the Issuer or if applicable, the Guarantor will pay such additional amounts as will result in the receipt by the Trustee of the amounts which would otherwise have been payable by the Issuer or the Guarantor (as applicable) to the Trustee under this clause in the absence of any such set-off, counterclaim, deduction or withholding.

29.9	Unless otherwise specifically stated in any discharge of these presents the provisions of this clause shall continue in full force and effect notwithstanding such discharge.

30.	SEVERABILITY

In case any provision in or obligation under these presents shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

31.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

A person who is not a party to these presents has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of these presents but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

32.	COUNTERPARTS

This Trust Deed and any trust deed supplemental hereto, may be executed in any number of counterparts, each of which shall be deemed an original.

IN WITNESS WHEREOF this Trust Deed has been executed as a deed by the Issuer, the Guarantor and the Trustee and entered into the day and year first above written.

SCHEDULE 1

FORM OF GLOBAL NOTE CERTIFICATE AND INDIVIDUAL NOTE CERTIFICATE

PART A

FORM OF GLOBAL NOTE CERTIFICATE

NATIONAL JOINT-STOCK COMPANY “NAFTOGAS OF UKRAINE”

U.S.$ [—]

9.50 per cent. Guaranteed Notes due 2014

guaranteed by

THE CABINET OF MINISTERS OF UKRAINE (ACTING ON BEHALF OF UKRAINE)

REPRESENTED BY THE MINISTER OF FINANCE OF UKRAINE

GLOBAL NOTE CERTIFICATE

1.	Introduction: This Global Note Certificate is issued in respect of the U.S.$ [—] 9.50 per cent. Guaranteed Notes due 2014 (the “Notes”) of National Joint-Stock Company “Naftogas of Ukraine” (the “Issuer”). The Notes (i) are constituted by, are subject to, and have the benefit of, a trust deed (as amended and/or restated and/or supplemented from time to time, the “Trust Deed”) dated [—] 2009 between the Issuer, The Cabinet of Ministers of Ukraine (acting on behalf of Ukraine) represented by the Minister of Finance of Ukraine (the “Guarantor”) and The Bank of New York Mellon as trustee (the “Trustee”, which expression includes all persons for the time being appointed trustee or trustees under the Trust Deed), (ii) have the benefit of a deed of guarantee dated [—] 2009 (the “Deed of Guarantee”) executed and delivered by the Guarantor under which the Guarantor has guaranteed payment of all amounts payable by the Issuer under the Trust Deed, and the benefit of the Guarantee (as defined in the Conditions) is held by the Trustee on trust for the Noteholders (as defined in the Conditions) from time to time pursuant to the terms of the Trust Deed and (iii) are the subject of an agency agreement dated [—] 2009 (as amended and/or restated and/or supplemented from time to time, the “Agency Agreement”) and made between the Issuer, the Guarantor, The Bank of New York Mellon (Luxembourg) S.A. as registrar (the “Registrar”, which expression includes any successor registrar appointed from time to time in connection with the Notes), The Bank of New York Mellon as principal paying agent, the other paying agents and the transfer agents named therein and the Trustee.

2.	References to Conditions: Any reference herein to the “Conditions” is to the terms and conditions of the Notes attached hereto and any reference to a numbered “Condition” is to the correspondingly numbered provision thereof. Words and expressions defined in the Conditions shall bear the same meanings when used in this Global Note Certificate.

3.	Registered holder: This is to certify that:

[                    ]

is the person registered in the register maintained by the Registrar in relation to the Notes (the “Register”) as the duly registered holder (the “Holder”) of:

U.S.$ [—]

([—] UNITED STATES DOLLARS)

in aggregate principal amount of Notes.

4.	Exchange for Individual Note Certificates: This Global Note Certificate will be exchanged in whole (but not in part) for duly authenticated and completed individual note certificates (“Individual Note Certificates”) in substantially the form (subject to completion) set out in Schedule 1 (Form of Global Note Certificate and Individual Note Certificate) to the Trust Deed if any of the following events occurs:

(a)	Euroclear Bank SA/NV (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or does in fact do so; or

(b)	any of the circumstances described in Condition 8 (Events of Default) occurs.

Such exchange shall be effected in accordance with paragraph 5 (Delivery of Individual Note Certificates). The Issuer shall notify the Holder of the occurrence of any of the events specified in (a) and (b) as soon as practicable thereafter.

5.	Delivery of Individual Note Certificates: Whenever this Global Note Certificate is to be exchanged for Individual Note Certificates, such Individual Note Certificates shall be issued in an aggregate principal amount equal to the principal amount of this Global Note Certificate within five business days of the delivery, by or on behalf of the Holder, Euroclear and/or Clearstream, Luxembourg, to the Registrar of such information as is required to complete and deliver such Individual Note Certificates (including, without limitation, the names and addresses of the persons in whose names the Individual Note Certificates are to be registered and the principal amount of each such person’s holding) against the surrender of this Global Note Certificate at the specified office of the Registrar. Such exchange shall be effected in accordance with the provisions of the Agency Agreement and the regulations concerning the transfer and registration of Notes scheduled thereto and, in particular, shall be effected without charge to any Holder or the Trustee, but against such indemnity as the Registrar may require in respect of any tax or other duty of whatsoever nature which may be levied or imposed in connection with such exchange. In this paragraph, “business day” means a day on which commercial banks are open for business (including dealings in foreign currencies) in the city in which the Registrar has its specified office.

6.	Conditions apply: Save as otherwise provided herein, the Holder of this Global Note Certificate shall have the benefit of, and be subject to, the Conditions and, for the purposes of this Global Note Certificate, any reference in the Conditions to “Note Certificate” or “Note Certificates” shall, except where the context otherwise requires, be construed so as to include this Global Note Certificate.

7.

Notices: Notwithstanding Condition 15 (Notices), so long as this Global Note Certificate is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system (an “Alternative Clearing System”), notices to Holders of Notes represented by this Global Note

Certificate may be given by delivery of the relevant notice to Euroclear, Clearstream, Luxembourg or (as the case may be) such Alternative Clearing System and any such notice shall be deemed to have been given to the Noteholders on the day on which such notice is delivered to Euroclear and/or Clearstream, Luxembourg or such Alternative Clearing System (as the case may be) as aforesaid; provided, however, that, so long as the Notes are listed on a stock exchange, securities exchange, other trading and/or quotation system, or with any relevant authority (an “Exchange”), and the rules of any such Exchange so require, notices to Holders of Notes will be published on the date of such delivery in accordance with (i) the requirements of the relevant Exchange on which the Notes are listed from time to time, and (ii) any other rules applicable in respect of the admission to listing or trading of the Notes and (iii) in a leading English language daily newspaper having general circulation in Europe.

8.	Accountholders: Subject as provided in the Trust Deed, each person who is for the time being shown in the records of Euroclear and/or Clearstream, Luxembourg as entitled to a particular principal amount of the Notes represented by this Global Note Certificate (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the principal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be deemed to be the holder of such principal amount of such Notes for all purposes other than with respect to payments of principal and interest on the Notes for which purpose the Holder (as defined above) of this Global Note Certificate shall be deemed to be the holder of such principal amount of the Notes in accordance with and subject to the terms of this Global Note Certificate and the Trust Deed.

9.	Determination of entitlement: This Global Note Certificate is evidence of entitlement only and is not a document of title. Entitlements are determined by the Register and only the Holder is entitled to payment in respect of this Global Note Certificate.

10.	Authentication: This Global Note Certificate shall not be valid for any purpose until it has been authenticated for and on behalf of The Bank of New York Mellon (Luxembourg) S.A. as Registrar.

11.	Governing law: This Global Note Certificate and any non-contractual obligations arising out of or in connection with it are governed by English law.

AS WITNESS the manual or facsimile signature of a duly authorised person on behalf of the Issuer.

NATIONAL JOINT-STOCK COMPANY “NAFTOGAS OF UKRAINE”

By:
[manual or facsimile signature]
(duly authorised)

ISSUED on [issue date]

AUTHENTICATED for and on behalf of
THE BANK OF NEW YORK MELLON (LUXEMBOURG) S.A. as Registrar without recourse, warranty or liability

By:
[manual signature]
(duly authorised)

FORM OF TRANSFER

FOR VALUE RECEIVED                                         , being the registered holder of this Global Note Certificate, hereby transfers to                     of                                                                      ,U.S.$                          in principal amount of the U.S.$[—] 9.50 per cent. Guaranteed Notes due 2014 (the “Notes”) of National Joint-Stock Company “Naftogas” (the “Issuer”) and irrevocably requests and authorises The Bank of New York Mellon (Luxembourg) S.A., in its capacity as Registrar in relation to the Notes (or any successor to The Bank of New York Mellon (Luxembourg) S.A., in its capacity as such) to effect the relevant transfer by means of appropriate entries in the register kept by it.

Dated:

By:
(duly authorised)

Notes

The name of the person by or on whose behalf this form of transfer is signed must correspond with the name of the registered holder as it appears on the face of this Global Note Certificate.

(a)	A representative of such registered holder should state the capacity in which he signs, e.g. executor.

(b)	The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Registrar may require.

(c)	Any transfer of Notes shall be in an amount equal to U.S.$95,000 or an integral multiple of U.S.$1,000 in excess thereof.

[Attached to the Global Note Certificate:]

[Terms and Conditions as set out in Schedule 2 (Form of Terms and Conditions) to the Trust Deed]

[At the foot of the Terms and Conditions:]

PRINCIPAL PAYING AGENT AND TRANSFER AGENT

The Bank of New York Mellon

One Canada Square

London E14 5AL

PAYING AGENT AND REGISTRAR

The Bank of New York Mellon (Luxembourg) S.A.

Aérogolf Centre

1A, Hoehenhof

L-1736 Senningerberg

Luxembourg

PART B

FORM OF INDIVIDUAL NOTE CERTIFICATE

NATIONAL JOINT-STOCK COMPANY “NAFTOGAS OF UKRAINE”

U.S.$[—]

9.50 per cent. Guaranteed Notes due 2014

guaranteed by

THE CABINET OF MINISTERS OF UKRAINE (ACTING ON BEHALF OF UKRAINE)

REPRESENTED BY THE MINISTER OF FINANCE OF UKRAINE

This Note Certificate is issued in respect of the U.S.$ [—] 9.50 per cent. Guaranteed Notes due 2014 (the “Notes”) of National Joint-Stock Company “Naftogas of Ukraine” (the “Issuer”). The Notes are (i) constituted by, are subject to, and have the benefit of, a trust deed (as amended and/or restated and/or supplemented from time to time, the “Trust Deed”) dated [—] 2009 between the Issuer, The Cabinet of Ministers of Ukraine (acting on behalf of Ukraine) represented by the Minister of Finance of Ukraine (the “Guarantor”) and The Bank of New York Mellon as trustee (the “Trustee”, which expression includes all persons for the time being appointed trustee or trustees under the Trust Deed), (ii) have the benefit of a deed of guarantee dated [—] 2009 (the “Deed of Guarantee”) executed and delivered by the Guarantor under which the Guarantor has guaranteed payment of all amounts payable by the Issuer under the Trust Deed, and the benefit of the Guarantee (as defined in the Conditions) is held by the Trustee on trust for the Noteholders (as defined in the Conditions) from time to time pursuant to the terms of the Trust Deed and (iii) are the subject of an agency agreement (as amended and/or restated and/or supplemented from time to time, the “Agency Agreement”) dated [—] and made between the Issuer, the Guarantor, The Bank of New York Mellon (Luxembourg) S.A. as registrar (the “Registrar”, which expression includes any successor registrar appointed from time to time in connection with the Notes), The Bank of New York Mellon as principal paying agent, the other paying agents and the transfer agents named therein and the Trustee.

Any reference herein to the “Conditions” is to the terms and conditions of the Notes endorsed hereon and any reference to a numbered “Condition” is to the correspondingly numbered provision thereof.

This is to certify that:

of

is the person registered in the register maintained by the Registrar in relation to the Notes (the “Register”) as the duly registered holder or, if more than one person is so registered, the first-named of such persons (the “Holder”) of:

U.S.$

(                                              UNITED STATES DOLLARS)

in aggregate principal amount of the Notes.

This Note Certificate is evidence of entitlement only and is not a document of title. Entitlements are determined by the Register and only the Holder is entitled to payment in respect of this Note Certificate.

This Note Certificate shall not be valid for any purpose until it has been authenticated for and on behalf of The Bank of New York Mellon (Luxembourg) S.A. as Registrar.

AS WITNESS the manual or facsimile signature of a duly authorised person on behalf of the Issuer.

NATIONAL JOINT-STOCK COMPANY “NAFTOGAS OF UKRAINE”

By:
[manual or facsimile signature]
(duly authorised)

ISSUED as of [issue date]

AUTHENTICATED for and on behalf of

THE BANK OF NEW YORK MELLON (LUXEMBOURG) S.A.

as Registrar without recourse, warranty or liability

By:
[manual signature]
(duly authorised)

FORM OF TRANSFER

FOR VALUE RECEIVED                                         , being the registered holder of this Note Certificate, hereby transfers to                      of                                                                       U.S.$                      in principal amount of the U.S.$[—] 9.50 per cent. Guaranteed Notes due 2014 (the “Notes”) of National Joint-Stock Company “Naftogas of Ukraine” (the “Issuer”) and irrevocably requests and authorises The Bank of New York Mellon (Luxembourg) S.A., in its capacity as Registrar in relation to the Notes (or any successor to The Bank of New York Mellon (Luxembourg) S.A., in its capacity as such) to effect the relevant transfer by means of appropriate entries in the register kept by it.

Dated:

By:
(duly authorised)

Notes

The name of the person by or on whose behalf this form of transfer is signed must correspond with the name of the registered holder as it appears on the face of this Note Certificate.

(a)	A representative of such registered holder should state the capacity in which he signs, e.g. executor.

(b)	The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Registrar may require.

(c)	Any transfer of Notes shall be in an amount equal to U.S.$95,000 or any integral multiple of U.S.$ 1,000 in excess thereof.

[Attached to each Note Certificate:]

[Terms and Conditions as set out in Schedule 2 (Form of Terms and Conditions) to this Trust Deed]

[At the foot of the Terms and Conditions:]

PRINCIPAL PAYING AGENT AND TRANSFER AGENT

The Bank of New York Mellon

One Canada Square

London E14 5AL

PAYING AGENT AND REGISTRAR

The Bank of New York Mellon (Luxembourg) S.A.

Aérogolf Centre

1A, Hoehenhof

L-1736 Senningerberg

Luxembourg

SCHEDULE 2

FORM OF TERMS AND CONDITIONS

[TO BE INSERTED ONCE FINALISED]

SCHEDULE 3

PROVISIONS FOR MEETINGS OF THE NOTEHOLDERS

1.	(a) As used in this Schedule the following expressions shall have the following meanings unless the context otherwise requires:

(i)	“Block Voting Instruction” shall mean an English language document issued by a Paying Agent:

(A)	certifying:

I.	that certain specified Notes (each a “Blocked Note”) have been blocked in an account with a clearing system and will not be released until the conclusion of the meeting and that the holder of each Blocked Note or a duly authorised person on its behalf has instructed the Paying Agent that the votes attributable to such Blocked Note are to be cast in a particular way on each resolution to be put to the meeting; or

II.	that each registered holder of certain specified Notes (each a “Relevant Note”) or a duly authorised person on its behalf has instructed the Paying Agent that the votes attributable to each Relevant Note held by it are to be cast in a particular way on each resolution to be put to the meeting; and

in each case that, during the period of 48 hours before the time fixed for the meeting, such instructions may not be amended or revoked;

(B)	listing the total principal amount of the Blocked Notes and the Relevant Notes, distinguishing with regard to each resolution between those in respect of which instructions have been given to vote for, or against, the resolution; and

(C)	authorising as a proxy a named individual or individuals to vote in respect of the Blocked Notes and the Relevant Notes in accordance with such instructions;

(ii)	“Clearing System” means Euroclear and/or Clearstream, Luxembourg and includes in respect of any Note any clearing system on behalf of which such Note is held or which is the holder or (directly or through a nominee) registered owner of a Note, in either case whether alone or jointly with any other Clearing System(s). For the avoidance of doubt, the provisions of subclause 1.2(e) of the Trust Deed shall apply to this definition;

(iii)	“Form of Proxy” means, in relation to any meeting, a document in the English language available from the Registrar signed by a Noteholder or, in the case of a corporation, executed under its seal or signed on its behalf by a duly authorised officer and delivered to the Registrar not later than 48 hours before the time fixed for such meeting, appointing a named individual or individuals to vote in respect of the Notes held by such Noteholder;

(iv)	“voter” shall mean, in relation to any meeting, a proxy appointed pursuant to a Form of Proxy or Block Voting Instruction, a bearer of any Voting Certificate or (subject to paragraph 3) a Noteholder; provided, however, that (subject to paragraph 3) any Noteholder which has appointed a proxy under a Block Voting Instruction or Form of Proxy shall not be a “voter” except to the extent that such appointment has been revoked and the Registrar notified in writing of such revocation at least 48 hours before the time fixed for such meeting;

(v)	“Voting Certificate” means an English language certificate issued by a Paying Agent in which it is stated:

(A)	that on the date thereof Notes represented by the Global Note Certificate or Individual Note Certificates which are held in an account with any Clearing System (in each case not being Notes in respect of which a Block Voting Instruction has been issued and is outstanding in respect of the meeting specified in such Voting Certificate) are blocked in an account with a Clearing System and that no such Notes will cease to be so blocked until the first to occur of:

I.	the conclusion of the meeting specified in such Voting Certificate; and

II.	the surrender of the Voting Certificate to a Paying Agent; and

(B)	that the bearer thereof is entitled to attend and vote at such meeting in respect of the Notes represented by such Voting Certificate;

(vi)	“Written Resolution” means a resolution in writing signed by or on behalf of holders of at least 75 (seventy-five) per cent. of the aggregate principal amount of the Notes for the time being outstanding, whether contained in one document or several documents in the same form, each signed by or on behalf of one or more such holders of the Notes;

(vii)	“24 hours” shall mean a period of 24 hours including all or part of a day upon which banks are open for business in both the place where the relevant meeting is to be held and in each of the places where the Paying Agents have their specified offices (disregarding for this purpose the day upon which such meeting is to be held) and such period shall be extended by one period or, to the extent necessary, more periods of 24 hours until there is included as aforesaid all or part of a day upon which banks are open for business in all of the places as aforesaid; and

(viii)	“48 hours” shall mean a period of 48 hours including all or part of two days upon which banks are open for business both in the place where the relevant meeting is to be held and in each of the places where the Paying Agents have their specified offices (disregarding for this purpose the day upon which such meeting is to be held) and such period shall be extended by one period or, to the extent necessary, more periods of 24 hours until there is included as aforesaid all or part of two days upon which banks are open for business in all of the places as aforesaid.

(b)	Global Note Certificate and Individual Note Certificates held in a Clearing System—Voting Certificate

A holder of a Note (not being a Note in respect of which instructions have been given to a Paying Agent in accordance with paragraph (C) below) represented by the Global Note Certificate or which is in definitive form and is held in an account with any Clearing System may procure the delivery of a Voting Certificate in respect of such Note by giving notice to the Clearing System through which such holder’s interest in the Note is held specifying by name a person (an “Identified Person”) (which need not be the holder himself) to collect the Voting Certificate and attend and vote at the meeting. The relevant Voting Certificate will be made available at or shortly prior to the commencement of the meeting by the relevant Paying Agent against presentation by such Identified Person of the form of identification previously notified by such holder to the Clearing System. The Clearing System may prescribe forms of identification (including, without limitation, a passport or driving licence) which it deems appropriate for these purposes. Subject to receipt by the relevant Paying Agent from the Clearing System, no later than 24 hours prior to the time for which such meeting is convened, of notification of the principal amount of the Notes to be represented by any such Voting Certificate and the form of identification against presentation of which such Voting Certificate should be released, the relevant Paying Agent shall, without any obligation to make further enquiry, make available Voting Certificates against presentation of the form of identification corresponding to that notified.

(c)	Global Note Certificate and Individual Note Certificates held in a Clearing System—Block Voting Instruction

A holder of a Note (not being a Note in respect of which a Voting Certificate has been issued) represented by the Global Note Certificate or which is in definitive form and is held in an account with any Clearing System may require a Paying Agent to issue a Block Voting Instruction in respect of such Note by first instructing the Clearing System through which such holder’s interest in the Note is held to procure that the votes attributable to such Note should be cast at the meeting in a particular way in relation to the resolution or resolutions to be put to the meeting. Any such instruction shall be given in accordance with the rules of the Clearing System then in effect. Subject to receipt by the relevant Paying Agent of instructions from the Clearing System, no later than 24 hours prior to the time for which such meeting is convened, of notification of the principal amount of the Notes in respect of which instructions have been given and the manner in which the votes attributable to such Notes should be cast, the relevant Paying Agent shall, without any obligation to make further enquiry, appoint a proxy to attend the meeting and cast votes in accordance with such instructions.

(d)	Individual Note Certificates not held in a Clearing System—appointment of proxy

(i)	A holder of Notes in definitive form and not held in an account with any Clearing System may, by a Form of Proxy, appoint any person (a proxy) to act on his or its behalf in connection with any meeting.

(ii)	Any proxy appointed pursuant to subparagraph (i) above shall so long as such appointment remains in force be deemed, for all purposes in connection with the relevant meeting, to be the holder of the Notes to which such appointment relates and the holders of the Notes shall be deemed for such purposes not to be the holder.

(e)	Each Block Voting Instruction, together (if so requested by the Trustee) with proof satisfactory to the Trustee of its due execution on behalf of a Paying Agent, and each Form of Proxy shall be deposited by the relevant Paying Agent or the Registrar (as the case may be) at such place as the Trustee shall approve not less than 24 hours before the time appointed for holding the meeting at which the proxy or proxies named in the Block Voting Instruction or Form of Proxy proposes to vote, and in default the Block Voting Instruction or Form of Proxy shall not be treated as valid unless the Chairman of the meeting decides otherwise before such meeting proceeds to business. A copy of each Block Voting Instruction and Form of Proxy shall be deposited with the Trustee before the commencement of the meeting but the Trustee shall not thereby be obliged to investigate or be concerned with the validity of or the authority of the proxy or proxies named in any such Block Voting Instruction or Form of Proxy.

2.	The Trustee or the Issuer and the Guarantor (acting together) at any time may, and the Issuer and the Guarantor or the Trustee (subject to the Trustee being indemnified and/or secured and/or prefunded to its satisfaction against all Liabilities thereby occasioned) upon a request in writing of Noteholders holding not less than one-tenth of the aggregate principal amount of the Notes for the time being outstanding shall, convene a meeting of the Noteholders. When required to convene a meeting, the Issuer and the Guarantor or the Trustee (as the case may be) shall do so as promptly as practicable. If the Issuer and the Guarantor or the Trustee makes default for a period of seven days or more in convening such meeting the same may be convened by the Trustee (in the case of a request to the Issuer and the Guarantor to convene such meeting) or the requisitionists. Whenever any such party is about to convene any such meeting it shall forthwith give notice in writing to the other party of the day, time and place thereof and of the nature of the business to be transacted thereat. Every such meeting shall be held at such time and place as the Trustee may appoint or approve.

3.	The Issuer may fix a record date for the purposes of any meeting or any resumption thereof following its adjournment for want of a quorum provided that such record date is not more than 10 days prior to the time fixed for such meeting or (as the case may be) its resumption. The person in whose name a Note is registered in the Register on the record date at close of business in the city in which the Registrar has its specified office shall be deemed to be the holder of such Note for the purposes of such meeting and notwithstanding any subsequent transfer of such Note or entries in the Register.

4.	At least 21 days’ notice (exclusive of the day on which the notice is given and the day on which the meeting is held) specifying the day, time and place of meeting shall be given to the Noteholders in the manner provided in the Conditions. A copy of the notice shall be given to the Trustee unless the meeting shall be convened by the Trustee and to the Issuer and the Guarantor unless the meeting shall be convened by the Issuer and the Guarantor. Such notice shall, unless in any particular case the Trustee otherwise agrees or determines, specify the terms of the resolution(s) to be proposed and shall include a statement to the effect that the Notes may be blocked in clearing systems for the purposes of obtaining Voting Certificates or appointing proxies under Block Voting Instructions until 48 hours before the time fixed for the meeting and a Noteholder may appoint a proxy either under a Block Voting Instruction by delivering written instructions to the Registrar or by executing and delivering a Form of Proxy to the specified office of the Registrar, in either case until 48 hours before the time fixed for the meeting.

5.	A person (who may, but need not, be a Noteholder) nominated in writing by the Trustee shall be entitled to take the chair at every such meeting but if no such nomination is made or if at any meeting the person nominated shall not be present within 15 minutes after the time appointed for the holding of such meeting the Noteholders present shall choose one of their number to be chairman and, failing such choice, the Issuer or the Guarantor may appoint a chairman (who may, but need not, be a Noteholder).

6.	At any such meeting one or more voters present in person holding or representing not less than one-twentieth of the aggregate principal amount of the Notes for the time being outstanding shall form a quorum for the transaction of business and no business (other than the choosing of a chairman) shall be transacted at any meeting unless the requisite quorum be present at the commencement of the relevant business. The quorum at any such meeting for passing an Extraordinary Resolution shall (subject as provided in paragraph 19 below) be one or more voters present and holding or representing in the aggregate more than 50 per cent. in principal amount of the Notes for the time being outstanding.

7.	If within half an hour from the time appointed for any such meeting a quorum is not present the meeting shall, if convened upon the requisition of Noteholders, be dissolved. In any other case it shall be adjourned for such period, not being less than 14 days nor more than 42 days, as may be appointed by the chairman either at or after the meeting. Save as otherwise provided in paragraph 19 below, at such adjourned meeting one or more voters present in person (whatever the principal amount of the Notes so held or represented) shall form a quorum and shall have the power to pass any resolution and to decide upon all matters which could properly have been dealt with at the meeting from which the adjournment took place had a quorum been present at such meeting.

8.	The chairman may with the consent of (and shall if directed by) any meeting adjourn the same from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place.

9.	At least 10 days’ notice of any meeting adjourned through want of a quorum shall be given in the same manner as of an original meeting and such notice shall state the quorum required at such adjourned meeting. Subject as aforesaid it shall not be necessary to give any notice of an adjourned meeting.

10.	Every question submitted to a meeting shall be decided in the first instance by a show of hands and in case of equality of votes the chairman shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) to which he may be entitled as a voter.

11.	At any meeting, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman, the Issuer, the Guarantor, the Trustee or any voter present (whatever the principal amount of the Notes represented by him), a declaration by the chairman that a resolution has been carried by a particular majority or lost or not carried by any particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

12.	If at any meeting a poll is so demanded, it shall be taken in such manner and (subject as hereinafter provided) either at once or after an adjournment as the chairman directs and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded as at the date of the taking of the poll. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the motion on which the poll has been demanded.

13.	Any poll demanded at any meeting on the election of a chairman or on any question of adjournment shall be taken at the meeting without adjournment.

14.	The Trustee, the Issuer and the Guarantor (through their respective representatives) and their respective financial and legal advisers and any other person authorised to do so by the Trustee shall be entitled to attend and speak at any meeting of the Noteholders. Save as aforesaid, but without prejudice to the proviso to the definition of ’outstanding’ in Clause 1, no person shall be entitled to attend or vote at any meeting of the Noteholders or to join with others in requesting the convening of such a meeting or to exercise the rights conferred on the Noteholders by Condition 12 unless he is a voter. None of the Issuer, the Guarantor, any subsidiary of the Issuer, any Guarantor Subsidiary, any holding company of the Issuer, or any other subsidiary of any such holding company shall be entitled to vote in respect of Notes beneficially owned by or on behalf of any of them but this shall not prevent any proxy named in a Block Voting Instruction from being a director, officer or representative of, or otherwise connected with, the Issuer or the Guarantor, any subsidiary of the Issuer, any Guarantor Subsidiary, any holding company of the Issuer or any other subsidiary of any such holding company.

15.	Subject as provided in paragraph 14 hereof at any meeting (a) on a show of hands every person who is present in person and a voter shall have one vote and (b) on a poll every person who is so present shall have one vote in respect of U.S.$1.00 or such other amount as the Trustee may in its absolute discretion stipulate in principal amount of the Note in respect of which he is a voter. Without prejudice to the obligations of proxies named in any Block Voting Instruction or Form of Proxy, any persons entitled to more than one vote need not use all his votes or cast all the votes to which he is entitled in the same way.

16.	The proxies named in any Block Voting Instruction or Form of Proxy need not be Noteholders.

17.	Each Block Voting Instruction together (if so requested by the Trustee) with proof satisfactory to the Trustee of its due execution on behalf of the relevant Paying Agent shall be deposited by the relevant Paying Agent at such place as the Trustee shall designate or approve not less than 24 hours before the time appointed for holding the meeting or adjourned meeting at which the proxies named in the Block Voting Instruction propose to vote and in default the Block Voting Instruction shall not be treated as valid unless the chairman of the meeting decides otherwise before such meeting or adjourned meeting proceeds to business. A copy of each Block Voting Instruction shall be deposited with the Trustee before the commencement of the meeting or adjourned meeting but the Trustee shall not thereby be obliged to investigate or be concerned with the validity of or the authority of the proxies named in such Block Voting Instruction.

18.	Any vote given in accordance with the terms of a Block Voting Instruction or Form of Proxy shall be valid notwithstanding the previous revocation or amendment of the Block Voting Instruction or Form of Proxy or of any of the instructions of the relevant holder or the relevant Clearing System (as the case may be) pursuant to which it was executed provided that no intimation in writing of such revocation or amendment has been received from the relevant Paying Agent (in the case of a Block Voting Instruction) or from the holder thereof (in the case of a proxy appointed pursuant to paragraph (C) above) by the Issuer at its registered office (or such other place as may have been required or approved by the Trustee for the purpose) by the time being 24 hours (in the case of a Block Voting Instruction) or 48 hours (in the case of a proxy) before the time appointed for holding the meeting at which the Block Voting Instruction or Form of Proxy is to be used.

19.	A meeting of the Noteholders shall, in addition to the power hereinbefore given, but without prejudice to any powers conferred on other persons by these presents, have the following powers exercisable by Extraordinary Resolution namely:

(a)	power to sanction any proposal by the Issuer and the Guarantor (acting together) for any modification, alteration, abrogation, variation or compromise of, or arrangement in respect of, the rights of the Noteholders against the Issuer or of the Noteholders or the Trustee against the Guarantor, whether such rights shall arise under these presents, the Deed of Guarantee or otherwise;

(b)	power to sanction any scheme or proposal of the exchange or sale of the Notes for or the conversion of the Notes into or the cancellation or termination of the Notes in consideration of shares, stock, notes, bonds, debentures, debenture stock and/or other obligations and/or securities of the Issuer or any other company formed or to be formed, or for or into or in consideration of cash, or partly for or into or in consideration of such shares, stock, notes, bonds, debentures, debenture stock and/or other obligations and/or securities as aforesaid and partly for or into or in consideration of cash;

(c)	power to assent to any alteration of the provisions contained in these presents or the Notes which shall be proposed by the Issuer, the Guarantor or the Trustee;

(d)	power to approve a person proposed to be appointed as a new Trustee under the Trust Deed and power to remove any Trustee or Trustees for the time being thereof;

(e)	power to authorise the Trustee to concur in and execute and do all such documents, acts and things as may be necessary to carry out and give effect to any Extraordinary Resolution;

(f)	power to discharge or exonerate the Trustee from any liability in respect of any act or omission for which the Trustee may have become responsible under these presents or in respect of the Notes;

(g)	power to approve the substitution of any entity for the Issuer (or any previous substitute) as principal debtor under these presents;

(h)	power to give any authority, discretion or sanction under which the provisions of these presents or the Notes is required to be given by Extraordinary Resolution; and

(i)	power to appoint any persons (whether a Noteholder or not) as a committee or committees to represent the interests of the Noteholders and to confer upon such committee or committees any powers or discretions which the Noteholders could themselves exercise by Extraordinary Resolution.

PROVIDED THAT at any meeting the business of which includes any of the following matters:

(i)	the terms and conditions relating to the maturity, redemption and repayment of the Notes shall be altered;

(ii)	any date fixed for payment of principal or interest in respect of the Notes shall be changed;

(iii)	to approve any proposal by the Guarantor for any modification of any provision of the guarantee pursuant to the Deed of Guarantee or any arrangement in respect of the obligations of the Guarantor thereunder;

(iv)	the amount of principal or interest payable on any date in respect of the Notes shall be reduced;

(v)	the method of determining or calculating the amount of any payment in respect of the Notes or the date for any such payment shall be varied or altered;

(vi)	the currency in which payments under the Notes are to be made shall be varied;

(vii)	the sanctioning of any such scheme or proposal or substitution as is described in paragraphs 19(b) and (g); and

(viii)	the provisions of this Schedule concerning the quorum required at any meeting of the Noteholders or any adjourned such meeting thereof or concerning the majority required to pass an Extraordinary Resolution shall be amended; or

(ix)	this proviso is amended in any manner,

the quorum for passing the requisite Extraordinary Resolution shall be one or more voters present in person and representing not less than two-thirds of the aggregate principal amount of the Notes for the time being outstanding. At any adjourned such meeting the business of which includes any of the matters listed in this proviso, the quorum for passing the requisite Extraordinary Resolution shall be one or more voters present in person and representing not less than one-third of the aggregate principal amount of the Notes for the time being outstanding.

20.	Any Resolution passed at a meeting of the Noteholders duly convened and held in accordance with these presents shall be binding upon all the Noteholders whether present or not present at such meeting and whether or not voting and each of them shall be bound to give effect thereto accordingly. The passing of any such Resolution shall be conclusive evidence that the circumstances of any Resolution justify the passing thereof. Notice of the result of the voting on any Resolution duly considered by the Noteholders shall be given to the Noteholders by the Issuer in accordance with Condition 15 within 14 days of such result being known provided that the failure to give such notice shall not invalidate such Resolution.

21.	The expression “Extraordinary Resolution” when used in these presents means a resolution passed at a meeting of the Noteholders duly convened and held in accordance with these presents by a majority consisting of not less than 75 (seventy-five) per cent. of the persons voting thereat upon a show of hands or if a poll is duly demanded by a majority consisting of not less than 75 (seventy-five) per cent. of the votes cast on such poll.

22.	Minutes of all resolutions and proceedings at every such meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Issuer and any such minutes as aforesaid, if purporting to be signed by the chairman of the meeting at which such resolutions were passed or proceedings transacted or by the chairman of the next succeeding meeting of the Noteholders shall be conclusive evidence of the matters therein contained and until the contrary is proved every such meeting in respect of the proceedings of which minutes have been made and signed as aforesaid shall be deemed to have been duly held and convened and all resolutions passed or proceedings transacted thereat to have been duly passed and transacted.

23.	A Written Resolution shall take effect as if it were an Extraordinary Resolution.

24.	Subject to all other provisions contained in these presents, the Trustee may without the consent of the Issuer, the Guarantor or the Noteholders prescribe such further or alternative regulations regarding the requisitioning and/or holding of meetings of Noteholders and attendance and voting thereat as the Trustee may in its sole discretion determine.

SIGNATORIES

SIGNED as a deed by	)
)
as attorney for	)
NATIONAL JOINT-STOCK COMPANY	)
“NAFTOGAS OF UKRAINE”	)
)
in the presence of:	)

Witness’s Signature:

Name:

Address:

EXECUTED as a deed by	)
The CABINET OF MINISTERS OF	)
UKRAINE (ACTING ON BEHALF OF	)
UKRAINE) REPRESENTED BY THE	)
MINISTER OF FINANCE OF UKRAINE	)
acting by	)
acting under the authority of that company,	)
in the presence of:	)

Witness’s Signature:

Name:

Address:

EXECUTED as a deed by	)
THE BANK OF NEW YORK MELLON	)
acting by its duly authorised signatories	)

EXHIBIT D

GUARANTEE

dated                     , 2009

between

THE CABINET OF MINISTERS OF UKRAINE

(acting on behalf of Ukraine)

represented by the Minister of Finance of Ukraine

as Guarantor

and

STANDARD BANK PLC

[and

Bank Lenders]

as the Lender[s] at the date of this Guarantee

(i)

THIS DEED OF GUARANTEE (this “GUARANTEE”) is made as a Deed on [—] October 2009

BETWEEN

(1)	The Cabinet of Ministers of Ukraine (acting on behalf of Ukraine) represented by the Minister of Finance of Ukraine (the “Guarantor”); [and]

(2)	Standard Bank PLC (formerly Standard Bank London Limited), incorporated in England and Wales with its registered office at 20 Gresham Street, London EC2V 7JE, England (“SBL”)[./; and

(3)	[—] and [—] (the “Bank Lenders” and, together with SBL, the “Lenders”)].

BACKGROUND

On [or around] 29 September 2004, Standard Bank London Holdings PLC (“SBLH”) issued US$500,000,000 8.125% Loan Participation Notes (the “LPNs”) for the sole purpose of financing a loan (the “SBL Loan”) by SBLH to Standard Bank PLC (formerly Standard Bank London Limited) (“SBL”) pursuant to a loan agreement dated 29 September 2004 (the “SBL Loan Agreement”), for the purpose of financing an on-loan (the “Naftogas Loan”) by SBL to National Joint-Stock Company “Naftogas of Ukraine” (“Naftogas”) pursuant to a loan agreement dated 29 September 2004 (the “Naftogas Loan Agreement”).

Pursuant to the extraordinary resolution (the “Extraordinary Resolution”) passed at a meeting of holders of the LPNs on [—] 2009, the holders of the LPNs have consented to the exchange of their LPNs for direct interests in a bond issue (the “Naftogas Notes”) issued by Naftogas.

[Each of the Bank Lenders has agreed to exchange its rights and interests under its respective Bank Loan Agreement (as defined below) for an equivalent nominal amount of Naftogas Notes.]

The Guarantor agrees to guarantee the payment of any sum payable by Naftogas under the Agreement upon the terms of this deed.

1.	INTERPRETATION

1.1	Definitions

In this Guarantee, the following terms have the meanings given to them in this Clause 1.1:

“Affiliate” of any specified Person means (i) any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person, or (ii) any other Person who is a director or officer (a) of such specified Person, (b) of any Subsidiary of such specified Person or (c) of any person described in clause (i) above. For the purpose of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise and the terms “controlling” and “controlled” have meanings correlative to the foregoing;

(2)

“Agreement” means each of the Relevant Loan Agreements, in each case as amended, restated, varied or modified from time to time as the same may be replaced by the New Trust Deed upon the occurrence of the Exchange Event;

[“Bank Loan Agreements” means [—];]

“Beneficiary” means Standard Bank PLC in its capacity as Lender under the Naftogas Loan Agreement [, each of the Bank Lenders in its capacity as lender under the respective Bank Loan Agreement] and, upon the occurrence of the Exchange Event, the Subsequent Beneficiary;

“Exchange Event” means the execution and delivery of the New Trust Deed;

“New Trustee” means The Bank of New York Mellon or such person or persons for the time being trustee or trustees under the New Trust Deed constituting the Naftogas Notes;

“New Trust Deed” means the trust deed dated on [or around] [—] 2009 between Naftogas, the Guarantor and the New Trustee, constituting the Naftogas Notes, as the same may be modified, amended, supplemented or restated from time to time;

“Person” means any individual, company, corporation, firm, partnership, joint venture, association, unincorporated organisation, trust or any other entity, including, without limitation, state or agency of a state or other entity, whether or not having separate legal personality;

“Relevant Loan Agreements” means the Naftogas Loan Agreement [and each of the Bank Loan Agreements]; and

“Subsequent Beneficiary” means the New Trustee.

1.2	Construction of certain references

Any reference in this Guarantee to:

(a)	a “guarantee document” also includes an indemnity, and any other obligation (whatever called) of any person to pay, purchase, provide funds (whether by the advance of money, the purchase of or subscription for shares or other securities, the purchase of assets or services, or otherwise) for the payment of, indemnify against the consequences of default in the payment of, or otherwise be responsible for, any indebtedness of any other person;

(b)	a “business day” means a day (other than a Saturday or Sunday) on which banks generally are open for business in New York, London and Kiev;

(c)	a “month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month save that, where any such period would otherwise end on a day which is not a business day, it shall end on the next succeeding business day, unless that day falls in the next calendar month, in which case it shall end on the immediately preceding business day, provided that, if a period starts on the last business day in a calendar month or if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last business day in that later month (and references to “months” shall be construed accordingly);

(3)

(d)	a “person” includes a reference to that person’s legal personal representatives, successors in title, permitted assigns and any further assigns, permitted transferees and any further transferees, and chargees;

(e)	the singular includes the plural and vice versa (unless the context otherwise requires); and

(f)	“repay” (or any derivative form thereof), subject to any contrary indication, includes prepay (or, as the case may be, the corresponding derivative form thereof).

1.3	Statutes

Any reference in this Guarantee to a statute shall be construed as a reference to such statute as the same may have been, or may from time to time be, amended or re-enacted.

1.4	Currency References

“U.S.$” and “U.S. dollars” denote the lawful currency of the United States of America.

1.5	Amended Documents

Save where the contrary is indicated, any reference in this Guarantee to this Guarantee or any other agreement or document shall be construed as a reference to this Guarantee or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, restated, varied, novated or supplemented.

1.6	Headings

Headings shall be ignored in construing this Guarantee.

1.7	Acknowledgement

The Guarantor acknowledges that it has seen and is aware of the contents and provisions of an executed copy of the Naftogas Loan Agreement, each of the Bank Loan Agreements, the New Trust Deed and the proposals (described in a consent solicitation memorandum dated [—] September 2009) to exchange the LPNs for Naftogas Notes upon the terms (including as to interest payments and maturity) described therein.

1.8	Languages

This Guarantee has been executed in both the English language and the Ukrainian language, but in the case of any discrepancy between the English and Ukrainian texts of this Guarantee, the English language text shall prevail and questions of interpretation shall be addressed solely in the English language.

2.	GUARANTEE AND INDEMNITY

2.1	Guarantee

The Guarantor unconditionally and irrevocably guarantees to each Beneficiary that, if for any reason Naftogas does not or will not pay any sum payable by it under the Agreement by the time, on the date and otherwise in the manner specified in the Agreement (whether on the due date therefor, on acceleration or otherwise), the Guarantor will pay that sum not later than 10 business days after demand in writing by the relevant Beneficiary.

(4)

2.2	Guarantor as principal debtor

As between the Guarantor and each Beneficiary but without affecting any of Naftogas’ obligations, the Guarantor shall be liable under this Guarantee as if it were the sole principal debtor and not merely a surety. Accordingly, the Guarantor shall not be discharged, nor shall its liability be affected, by anything, which would not discharge it or affect its liability if it were the sole principal debtor, including without limitation:

(a)	any time, indulgence, concession, waiver or consent at any time given to Naftogas or any other Person,

(b)	any amendment, restatement, waiver, variation, modification or supplement to any clause or provision of, or the form evidencing, the Agreement,

(c)	the making or absence of any demand on Naftogas or any other person for payment,

(d)	the enforcement or absence of enforcement of the Agreement or this Guarantee,

(e)	the taking, existence or release of any other guarantee document or security document,

(f)	the release of Naftogas or any other Person under the terms of any composition or arrangement with any creditor of Naftogas,

(g)	any moratorium or rescheduling of debt or similar proceedings; or

(h)	the illegality, invalidity or unenforceability of, or any defect in, any provision of the Agreement or this Guarantee or any of the obligations of any of the parties under or in connection with this Guarantee or the Agreement.

Notwithstanding anything to the contrary in this Clause, any changes and/or supplements to the Agreement relating to indulgence or any other payment terms of any amounts due and payable under the Agreement, as well as any composition, arrangement, moratorium or rescheduling of the debt, shall (other than in relation to the Exchange Event, which the Guarantor hereby expressly consents to) be previously agreed with the Guarantor in writing.

2.3	Guarantor’s obligations continuing

The Guarantor’s obligations under this Guarantee are and will remain in full force and effect by way of continuing security until no sum remains outstanding under the Agreement and each Beneficiary has irrevocably received or recovered all sums payable under the Agreement, after which time the obligations of the Guarantor under this Guarantee shall cease. Furthermore, such obligations of the Guarantor are additional to, and not instead of, any other guarantee document at any time existing in favour of any Person, whether from the Guarantor or otherwise, and may be enforced without first having recourse to Naftogas, any other Person or any other guarantee document. The Guarantor irrevocably waives all notices and (except as required by Clause 2.1) demands of any kind.

(5)

2.4	Exercise of Guarantor’s rights

So long as any sum remains due and payable by the Guarantor as provided by Clause 2 of this Guarantee:

(a)	any right of the Guarantor, by reason of the performance of any of its obligations under this Guarantee, to be indemnified by Naftogas, to prove in respect of any liability in proceedings relating to Naftogas or to take the benefit of or enforce any other guarantee document shall (and shall only) be exercised and enforced in such manner and on such terms as the relevant Beneficiary may require, but limited to the amount which remains payable under this Guarantee; and

(b)	any amount received by the Guarantor (a) as a result of any exercise of any such right or (b) in proceedings from, or in the dissolution, amalgamation, reconstruction or reorganisation of Naftogas shall be held in trust for the relevant Beneficiary and immediately paid to the relevant Beneficiary to the extent such amount is due and payable by the Guarantor as provided by Clause 2 of this Guarantee.

2.5	Avoidance of payments

The Guarantor shall within 10 business days of demand indemnify the relevant Beneficiary against any funding or other cost, loss, expense or liability sustained or incurred by the Beneficiary as a result of it being required for any reason (including any bankruptcy, insolvency winding-up, dissolution, or similar law of any jurisdiction) to refund all or part of any amount received or recovered by it in respect of any sum payable by Naftogas under the Agreement and shall in any event pay to the relevant Beneficiary within 10 business days of demand the amount so refunded by it.

2.6	Indemnity

As separate, independent and alternative stipulations, the Guarantor unconditionally and irrevocably agrees:

(a)	if an amount expressed to be payable by Naftogas under the Agreement is for any reason (including any invalidity, unenforceability or illegality affecting the Agreement) not recoverable from the Guarantor on the basis of the guarantee given under this Guarantee, such amount shall nevertheless be recoverable from the Guarantor as if the Guarantor were the sole principal debtor and shall, if due and payable under the Agreement but unpaid, be paid by the Guarantor to the relevant Beneficiary within 10 business days of demand; and

(b)	as a primary obligation to indemnify the relevant Beneficiary against any loss suffered by it as a result of any sum expressed to be payable by Naftogas under the Agreement not being paid by the time, on the date and otherwise in the manner specified in the Agreement or any payment obligation of Naftogas under the Agreement being or becoming void, voidable or unenforceable for any reason (whether or not now existing and whether or not now known or becoming known to any party to the Agreement), the amount of that loss being the amount expressed to be payable by Naftogas in respect of the relevant sum.

(6)

2.7	Payment to a Beneficiary

Each payment to be made by the Guarantor to a Beneficiary under this Clause 2 (Guarantee and Indemnity) shall be made to such Beneficiary in accordance with Clause 5.1 (Manner of Payments) and when so made the Guarantor shall be considered to have fulfilled that payment obligation.

2.8	Accession of the Subsequent Beneficiary

With effect on and from the occurrence of the Exchange Event, the Subsequent Beneficiary shall become entitled to the same rights under this Guarantee as if it had been an original party to this Guarantee and the rights hereunder of SBL [and each of the Bank Lenders] shall cease to exist.

3.	INTEREST

3.1	Payment of interest

The Guarantor agrees to pay interest to each Beneficiary (without double counting in relation to amounts of default interest due under the Agreement and therefore payable by the Guarantor) on all sums demanded under this Guarantee from the date such sum is due pursuant to a Beneficiary’s demand until the date of receipt of such sums by that Beneficiary (both before and after judgment) at a rate which would have been payable by Naftogas under the Agreement if Naftogas had not then been in default. Any interest accruing under this Clause 3.1 shall be immediately payable by the Guarantor on demand by such Beneficiary. For the avoidance of doubt, interest payable hereunder shall not be in addition to any equivalent interest owing by Naftogas under the Agreement in respect of which the Guarantor is guaranteeing payment hereunder.

3.2	Calculations of interest

Interest under this Clause 3 shall accrue from day to day and shall be calculated on the basis of a year of 360 days consisting of 12 months of 30 days each and, in the case of an incomplete month, the actual number of days elapsed on the basis of a month of 30 days.

4.	TAX GROSS UP AND INDEMNITIES

4.1	Tax gross-up

(a)	All payments by the Guarantor under this Guarantee shall be made free and clear of and without deduction for or on account of any taxes, except to the extent that the Guarantor is required by law to make payment subject to any taxes. Subject to paragraph (b) below, if any tax or amounts in respect of tax must be deducted, or any other deductions must be made in accordance with the Ukrainian law, from any amounts payable or paid by the Guarantor under this Guarantee, the Guarantor shall pay such additional amounts as may be necessary to ensure that the relevant Beneficiary receives a net amount equal to the full amount which it would have received had payment not been made subject to tax or any other deduction.

(7)

(b)	The Guarantor shall:

(i)	pay when due all taxes required by Ukrainian law to be deducted by it from any amounts paid or payable under this Guarantee;

(ii)	within 30 business days of the payment being made, deliver to the relevant Beneficiary evidence satisfactory to such Beneficiary (including all relevant tax receipts) that the payment has been duly remitted to the appropriate authority; and

(iii)	within 30 business days after demand indemnify such Beneficiary against any loss or liability which such Beneficiary incurs as a consequence of the payment or non-payment of those taxes.

(c)	Nothing in this Clause 4.1 shall oblige the Guarantor to pay or reimburse a Beneficiary for any taxes assessed on that Beneficiary under the law of a jurisdiction in which that Beneficiary is treated as resident for tax purposes if that tax is imposed on or calculated by reference to the net income received or receivable by that Beneficiary.

4.2	Stamp taxes

The Guarantor shall pay and, within 30 business days after demand, indemnify each Beneficiary against any liability it incurs in respect of, any stamp, registration and similar tax which is or becomes payable in Ukraine in connection with the entry into, performance or enforcement of this Guarantee.

5.	PAYMENTS

5.1	Manner of payments

(a)	On each date on which any sum is due from the Guarantor it shall make that sum available to the relevant Beneficiary for value on such due date at the time and in such funds specified by such Beneficiary as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)	Payment shall be made to such account as is notified to the Guarantor by the relevant Beneficiary from time to time for such purpose.

5.2	Order of distribution

If the amount received by a Beneficiary from the Guarantor on any date is less than the total sum remaining and/or becoming due from Naftogas under the Agreement on that date, that amount shall be applied towards the obligations of Naftogas under the Agreement in such order as the relevant Beneficiary deems appropriate and the Guarantor shall not be entitled to direct the application by such Beneficiary of any sums received by such Beneficiary from the Guarantor under this Guarantee.

(8)

6.	INDEMNITIES

6.1	Currency indemnity

(a)	If a Beneficiary receives an amount in respect of the Guarantor’s liability under this Guarantee in a currency other than the currency contractually agreed or if that liability is converted into a claim, proof, judgment or order in a currency other than U.S. dollars:

(i)	the Guarantor shall indemnify such Beneficiary as an independent obligation against any properly documented loss or liability arising out of or as a result of the conversion;

(ii)	if the amount received by such Beneficiary, when converted into U.S. dollars at a market rate in the usual course of its business is less than the amount owed in U.S. dollars, the Guarantor shall within 30 business days after demand pay to such Beneficiary an amount in U.S. dollars equal to such properly documented deficit; and

(iii)	the Guarantor shall within 30 business days after demand pay to the relevant Beneficiary any properly documented exchange costs and taxes payable in connection with any such conversion.

(b)	The Guarantor waives any right it may have in any jurisdiction to pay any amount under this Guarantee in a currency other than U.S. dollars.

6.2	Indemnities separate

Each of the indemnities in this Guarantee constitutes a separate and independent obligation from the other obligations in this Guarantee, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Beneficiary and shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due under the Agreement (as the case may be) or this Guarantee or any other judgment or order.

7.	SET-OFF

All payments required to be made by the Guarantor hereunder shall be calculated without reference to any set-off or counterclaim and shall be made free and clear of and without any deduction for or on account of any set-off or counterclaim.

8.	EXPENSES

8.1	Enforcement expenses

The Guarantor shall within 30 business days after demand pay to each Beneficiary the amount of all reasonable and properly documented costs and expenses (including legal fees) incurred by it in connection with the enforcement of, or the preservation of any rights under this Guarantee.

8.2	Other costs and expenses

(a)	All consideration payable under this Guarantee by the Guarantor to the relevant Beneficiary shall be deemed to be exclusive of any tax on goods and services. If tax on goods and services is

(9)

chargeable, the Guarantor shall pay to the relevant Beneficiary (in addition to and at the same time as paying the consideration) an amount equal to the amount of such tax on goods and services.

(b)	Where this Guarantee requires the Guarantor to reimburse a Beneficiary for any costs or expenses the Guarantor shall also pay to, and indemnify, such Beneficiary against all tax on goods and services incurred by it in respect of the costs or expenses within 30 business days after demand.

9.	EVIDENCE

9.1	Accounts

Accounts maintained by or on behalf of each Beneficiary or any agent or trustee appointed in connection with the Agreement are prima facie evidence of the matters to which they relate, absent manifest error therein.

9.2	Certificates

Any certification or determination by or on behalf of a Beneficiary of a rate or amount under this Guarantee is, in the absence of manifest error, conclusive evidence of the matters to which it relates, provided that the Beneficiary or such other person acting on its behalf confirms the rate or the amount in a letter and sets out in reasonable detail the basis of calculating the amount claimed.

10.	TRANSFER

10.1	Benefit and burden of this Guarantee

This Guarantee shall benefit and bind the parties (which expression shall, for the avoidance of doubt, include the Subsequent Beneficiary on and from the occurrence of the Exchange Event), their permitted assignees and any further assignees, their permitted transferees and any further transferees and their respective successors in title. Any reference in this Guarantee to any party shall be construed accordingly.

10.2	Transfer by the Subsequent Beneficiary

The Subsequent Beneficiary may, by notice to the Guarantor, at any time assign, transfer or novate in whole or in part any or all of its rights or obligations under this Guarantee in accordance with the New Trust Deed without the consent of the Guarantor.

10.3	Transfer by the Guarantor[,/and] SBL [and the Bank Lenders]

The Guarantor may not assign, transfer, novate nor dispose of any of, or any interest in, its rights and/or obligations under this Guarantee without the prior written consent of each Beneficiary. [None of SBL and the Bank Lenders may][SBL may not] assign, transfer, novate or dispose of, or any interest in, its rights and or obligations under this Guarantee.

(10)

10.4	Disclosure of information

The Subsequent Beneficiary may disclose to an actual or potential assignee, transferee, sub-participant or the like such information about the Guarantor or any other person as it thinks fit.

11.	WAIVERS AND REMEDIES CUMULATIVE

The rights and remedies of each Beneficiary under this Guarantee:

(a)	may be exercised as often as necessary;

(b)	are cumulative and not exclusive of its rights and remedies under the general law; and

(c)	may be waived only in writing and specifically.

Delay in exercising or non-exercise of any such right or remedy is not a waiver of that right or remedy, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy.

12.	COMMUNICATIONS

12.1	Addresses

Each communication under or in connection with this Guarantee shall be given in writing and, unless otherwise stated, may be made by letter or facsimile. Any such notice will be deemed to be given as follows, unless otherwise expressly provided in other Clauses of this Guarantee:

(a)	if by letter, when delivered personally or on actual receipt;

(b)	if by facsimile, when received in legible form.

However, a notice given in accordance with the above but received on a non-working day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.

Guarantor

The Cabinet of Ministers of Ukraine (acting on behalf of Ukraine) represented by the Minister of

Finance of Ukraine

12/2 Grushevsky Street,

Kyiv, 01008,

Ukraine

Tel:	+380 44 206 58 88

Fax no:	+380 44 253 00 23

Attention:	Minister of Finance

or such other as the Guarantor may notify to each Beneficiary by not less than five business days’ notice.

(11)

SBL

Address:	20 Gresham Street
London EC2V 7JE
England

Fax number:	+44 20 3189 5704

E-mail:	craig.douglas@standardbank.com

Attention:	Craig Douglas

[Bank Lenders

Address:	[—]

Fax number:	[—]

E-mail:	[—]

Attention:	[—]]

Address:	[—]

Fax number:	[—]

E-mail:	[—]

Attention:	[—]

Subsequent Beneficiary

Address:	One Canada Square
London E14 5AL
England

Fax number:	+44 20 7964 4637

E-mail:	trustee.admin@bnymellon.com

Attention:	Trustee Administration Manager

or such other as the relevant Beneficiary may notify to the Guarantor by not less than five business days’ notice.

12.2	Deemed delivery

Any communication to be delivered to any other party under this Guarantee which is sent by letter or facsimile shall constitute legal written evidence between the parties hereto for the purpose of any suit, action or proceeding in Ukraine.

(12)

12.3	Language

All communications and documents shall, be in English or, if not in English, accompanied by a certified translation into English. If there is a conflict, the English translation shall prevail over the original language version.

13.	SEVERABILITY

If a provision of this Guarantee is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:

(a)	the legality, validity or enforceability in that jurisdiction of any other provision of this Guarantee; or

(b)	the legality, validity or enforceability in other jurisdictions of that or any other provision of this Guarantee.

14.	NATURE OF OBLIGATIONS

The obligations of the Guarantor under or in respect of Clauses 4 and 6 shall continue even after the Guarantor has paid all amounts due from Naftogas under the Agreement.

15.	GOVERNING LAW AND JURISDICTION

15.1	Governing law

This Guarantee and any non-contractual obligations arising out of or in connection with it shall be governed by English law.

15.2	Jurisdiction of English Courts

For the exclusive benefit of each Beneficiary, the Guarantor hereby irrevocably agrees that the courts of England shall have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Guarantee (including any questions as to its existence, validity or termination) and that accordingly any suit, action or proceedings (together referred to as “Court Proceedings”) arising out of or in connection with this Guarantee shall be brought in such courts. Nothing contained in this paragraph shall limit any right of any Beneficiary to take Court Proceedings against the Guarantor in any other court of competent jurisdiction, nor shall the taking of Court Proceedings in any one or more jurisdictions preclude the taking of Court Proceedings in any other jurisdiction, whether concurrently or not.

15.3	Appropriate Forum

The Guarantor irrevocably and unconditionally:

15.3.1	waives any objection which it may now or in the future have to the laying of the venue of any Court Proceedings in the English courts on the grounds that such Court Proceedings have been brought in an inconvenient forum; and

(13)

15.3.2	agrees that a judgment or order of an English court arising out of or in connection with this Guarantee is conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction to which the Guarantor is or may be subject by suit or other proceeding upon such judgment.

15.4	Arbitration

Notwithstanding Clause 15.2 (Jurisdiction of English Courts), the Guarantor agrees with each Beneficiary that, at the option of a Beneficiary exercisable by notice in writing to the Guarantor, any dispute arising out of or in connection with this Guarantee (including any question regarding the existence, validity or termination of any of the above) shall be referred to and settled by arbitration (the “Arbitration Proceedings” and together with Court Proceedings, the “Proceedings”) for final settlement under the arbitration rules of the Rules of the London Court of International Arbitration (the “LCIA”), which rules are deemed to be incorporated by reference into this Clause 15.4 (Arbitration) save as supplemented and/or varied by Clause 15.5 (Formation of Arbitration Tribunal).

15.5	Formation of Arbitration Tribunal

The Tribunal will consist of three arbitrators. Each party shall have the right to nominate one arbitrator, provided that if there is more than one claimant party and/or more than one respondent party, the claimant parties shall together nominate one arbitrator and the respondent parties shall together nominate one arbitrator and in such circumstances the parties agree that the disputing parties represent two separate sides for the formation of the arbitral tribunal in accordance with Article 8.1 of the LCIA Rules. The claimant party or parties and the respondent party or parties to the arbitration shall jointly nominate the third arbitrator who shall be the chairman of the arbitral tribunal. In the event that:

(a)	any party or parties to the arbitration fail to appoint an arbitrator within the time limit specified by the LCIA Rules; or

(b)	the parties fail to jointly nominate the third arbitrator within 40 days after service of the request for arbitration,

the LCIA shall proceed to appoint an arbitrator in place of the defaulting party or parties without regard to any late nomination by such defaulting party or parties.

15.6	Place and Language of Arbitration

The seat of any such arbitration shall be London, the procedural law of any reference to arbitration shall be English law and the language of the arbitration shall be English. The decision and award of the arbitrators shall be final and binding and shall be enforceable in any court of competent jurisdiction.

15.7	Disapplication

The parties hereto disapply Sections 45 and 69 of the Arbitration Act 1996.

(14)

15.8	Exclusive Jurisdiction

The agreement by all the parties to refer all disputes arising out of or in connection with this Guarantee to Proceedings in accordance with Clauses 15.2 (Jurisdiction of English Courts) and 15.4 (Arbitration) is exclusive such that the Guarantor shall not be permitted to bring proceedings in any other court or tribunal other than in accordance with Clause 15.2 and by way of counterclaim.

15.9	Service of Process

The Guarantor hereby irrevocably appoints the head of mission from time to time of Ukraine to the United Kingdom of Great Britain and Northern Ireland at the Embassy of Ukraine in London, from time to time, to act as its agent to receive service of process in any Court Proceedings in England in connection with this Guarantee. If for any reason the appointment of such agent for service of process lapses, the Guarantor agrees that it will promptly appoint a substitute process agent (acceptable to all Beneficiaries) and notify each Beneficiary in accordance with Clause 12 (Communications) of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

15.10	Waiver of Immunity

To the extent that the Guarantor or any of its revenues, assets or properties are entitled, in England or any other jurisdiction where Court Proceedings may at any time be brought against it or any of its revenues, assets or properties, to any immunity from suit, from the jurisdiction of any such court, from set-off, from attachment in aid of execution of a judgment, from execution of a judgment or from any other legal or judicial process or remedy (other than a pre-judgment attachment which is expressly not waived), and to the extent that in any such jurisdiction there shall be attributed such an immunity, the Guarantor irrevocably agrees not to claim and irrevocably waives such immunity to the fullest extent permitted by the laws of such jurisdiction and consents generally for the purposes of the State Immunity Act 1978 to the giving of any relief or the issue of any process in connection with any Proceeding. The Guarantor reserves the right to plead sovereign immunity under the United States Foreign Sovereign Immunities Act of 1976 with respect to actions brought against it in any court of or in the United States of America under any United States federal or State securities law. This waiver of immunities constitutes only a limited and specific waiver for the purposes of this Guarantee and under no circumstances shall it be interpreted as a general waiver by the Guarantor or a waiver with respect to proceedings unrelated to this Guarantee. The Guarantor does not waive such immunity in respect of property which is (i) used by a diplomatic or consular mission of the Guarantor (except as may be necessary to effect service of process), (ii) property of a military character and under the control of a military authority or defence agency, or (iii) located in Ukraine and dedicated to a public or governmental use (as distinct from property dedicated to a commercial use).

16.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

A person who is not a party to this Guarantee (other than the Subsequent Beneficiary) has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Guarantee, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

(15)

This Guarantee has been executed and delivered as a Deed on the date stated at the beginning.

GUARANTOR

EXECUTED AS A DEED by:

THE CABINET OF MINISTERS OF UKRAINE (ACTING ON BEHALF OF UKRAINE) REPRESENTED BY THE MINISTER OF FINANCE OF UKRAINE

By:
Mr [—]

STANDARD BANK PLC

EXECUTED AS A DEED by:

STANDARD BANK PLC

Signature of director

Name of director

In the presence of:

Signature of witness

Name

Address

(16)

EXHIBIT E

National Joint Stock Company

“Naftogas of Ukraine”

Consolidated Financial Statements

Year ended 31 December 2007

Together with Independent Auditors’ Report

CONTENTS

INDEPENDENT AUDITORS’ REPORT	1

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Income Statement	4
Consolidated Balance Sheet	5
Consolidated Statement of Changes in Equity	6
Consolidated Cash Flow Statement	7

1. Corporate information	8
2. Going concern	8
3.1 Basis of preparation	10
3.2 Changes in accounting policies	11
3.3 Significant accounting judgments, estimates and assumptions	12
3.4 Summary of significant accounting policies	14
3.5 Future changes in accounting policies	21
4. Segment information	22
5. Revenues and expenses	26
6. Income tax	27
7. Property, plant and equipment	29
8. Investments	31
9. Inventories	33
10. Trade and other receivables	33
11. Prepayments and other current assets	34
12. Equity	34
13. Loans and borrowings	34
14. Provisions	37
15. Other long-term liabilities	38
16. Advances received and other current liabilities	38
17. Trade and other payables	38
18. Commitments and contingencies	38
19. Related party disclosure	40
20. Financial risk management objectives and policies	41
21. Fair value of financial instruments	44

INDEPENDENT AUDITORS’ REPORT

To the shareholder of National Joint Stock Company “Naftogas of Ukraine”

We have audited the accompanying consolidated financial statements of National Joint Stock Company “Naftogas of Ukraine” (referred to herein as the “Company”) and its subsidiaries (collectively referred to herein as the “Group”), which comprise the consolidated balance sheet as at 31 December 2007, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Qualified Opinion

(i) As discussed in Note 8 to the consolidated financial statements, the Company has an investment in associate, JSC Ukrnafta, with a carrying amount under the equity method of UAH 6,539 million as at 31 December 2006. Since JSC Ukrnafta did not issue IFRS consolidated financial statements for 2007 by the date of the issue of the accompanying consolidated financial statements, the Group did not reflect any changes in the amount of its equity method investment for the year ended 31 December 2007. International accounting standard (“IAS”) 28, Investments in Associates, requires the application of the equity method to investments in associates. We were unable to determine the effect of this departure from IFRS.

(ii) As further discussed in Note 8 to the consolidated financial statements, the Company has investments in certain subsidiaries and associates carried at cost (less an allowance for impairment) of UAH 977 million and UAH 1,137 million as at 31 December 2007 and 2006, respectively. IAS 27, Consolidated and Separate Financial Statements, and IAS 28, Investments in Associates, requires the Company to consolidate all subsidiaries and to apply the equity method to all investments in associates in its consolidated financial statements. We were unable to determine the effect of these departures from IFRS.

Qualified Opinion

In our opinion, except for the effects on the consolidated financial statements of the matters described in the Basis for Qualified Opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2007, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

(i) We draw attention to Note 2 to the consolidated financial statements which indicates that as at 31 December 2007, the Group’s current liabilities exceeded its current assets by UAH 16,238 million. During 2006 and continuing into 2007 and 2008, the price paid for imported gas has increased significantly under the Group’s contracts with its suppliers. The Group’s ability to raise its prices (tariffs) to its customers has been and continues to be restricted by its sole shareholder (the government of Ukraine) to increases that are generally insufficient to offset the significant increase in its purchase costs. As a result, the Group has experienced a lack of liquidity throughout 2007 and into 2008.

As further discussed in Note 2, it is impracticable to assess the effect on the operating activity of the Group of possible future change in the price of imported gas starting from 1 January 2009. A further increase in imported gas prices may demand from the government adoption of a corresponding increase in selling prices on the domestic market and (or) the further provision of subsidies to the Group from the State budget. Currently the Group has no approved financial plan for 2009; accordingly, there is no certainty as to the level of support the Group may receive from the State in 2009. Also, as indicated in Note 2, in 2009 the Group has to repay significant amount of debt to banks and payables to suppliers for gas. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty which may cast significant doubt about the Group’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to amounts and classification of liabilities that may be necessary if the Group is unable to continue as a going concern.

(ii) We draw attention to Note 18 to the consolidated financial statements, which discloses the fact that the operations and financial performance of the Group are dependent on the ability of the Group to prolong its agreement with the State Property Fund of Ukraine (further – the “Agreement”) which regulates the operational management of certain state-owned

2

assets, forming an essential part of the Group’s property, plant and equipment. This agreement, being concluded for a one year term, has been prolonged automatically each year since neither party has initiated its termination.

(iii) Also, we draw attention to Note 18 to the consolidated financial statements, which discloses the principles for determining the payments for the Group’s use of the state-owned assets. The Group has made an estimate of these payments, and as a result has concluded that no obligation arises from the use of the state-owned assets as at 31 December 2007 and 2006. Due to the absence in the Agreement of a precise formula to calculate the amount, an uncertainty exists that the mechanism of the computation adopted by the Group might be challenged by the State authorities. The ultimate outcome of this uncertainty cannot presently be determined, and, accordingly, no provision for any liability that may result has been made in the consolidated financial statements as at 31 December 2007 and 2006.

3

National Joint Stock Company “Naftogas of Ukraine”

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2007

(in millions of Ukrainian hryvnia)

	Notes	2007	2006
Revenue	5	30,424	27,575
Tariff subsidy from State budget	5	2,002	—
Operating expenses	5	(27,754)	(25,994)

Gross profit		4,672	1,581

Share in profit of associate and joint ventures	8	22	1,573
Loss on disposal of property, plant and equipment		(52)	(160)
Impairment of property, plant and equipment		(169)	(619)
Other expenses, net	5	(1,840)	(2,903)
Finance costs, net	5	(1,466)	(968)

Profit/(loss) before income tax		1,167	(1,496)

Income tax expense	6	(1,233)	(682)

Loss for the year		(66)	(2,178)

Profit/(loss) attributable to:
Equity holders of the parent		67	(2,205)
Minority interest		(133)	27

		(66)	(2,178)

These consolidated financial statements were authorised for issue on behalf of the Board of the Company on 29 December 2008.

Acting Chairman of the Board	Y. Kolbushkin

Chief Accountant	T. Aldarkina

The accompanying notes are an integral part of these consolidated financial statements

4

National Joint Stock Company “Naftogas of Ukraine”

CONSOLIDATED BALANCE SHEET

at 31 December 2007

(in millions of Ukrainian hryvnia)

	Notes	2007	2006
ASSETS
Non-current assets
Property, plant and equipment	7	87,660	83,531
Intangible assets		70	115
Investments	8	8,458	8,499
Deferred tax asset	6	1,950	2,070
Other non-current assets		1,045	958

		99,183	95,173

Current assets
Inventories	9	3,058	2,173
Trade and other receivables	10	4,424	3,488
Prepayments and other current assets	11	1,338	2,378
Restricted cash		51	382
Cash and cash equivalents		587	865

		9,458	9,286

TOTAL ASSETS		108,641	104,459

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital	12	9,721	9,721
Revaluation reserve		54,780	53,733
Accumulated losses and other reserves		(8,262)	(8,579)

		56,239	54,875
Minority interest		718	817

Total equity		56,957	55,692

Non-current liabilities
Loans and borrowings	13	9,411	9,544
Provisions	14	705	556
Other long-term liabilities	15	2,339	3,503
Deferred tax liability	6	13,533	13,659

		25,988	27,262

Current liabilities
Advances and other current liabilities	16	5,750	6,701
Trade and other payables	17	8,419	5,590
Provisions	14	6,155	5,411
Loans and borrowings	13	3,459	2,621
Income tax payable		1,913	1,182

		25,696	21,505

Total liabilities		51,684	48,767

TOTAL EQUITY AND LIABILITIES		108,641	104,459

The accompanying notes are an integral part of these consolidated financial statements

5

National Joint Stock Company “Naftogas of Ukraine”

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2007

(in millions of Ukrainian hryvnia)

	Attributable to equity holders of the parent
	Share capital	Revaluation reserve	Accumulated losses and other reserves	Total	Minority interest	Tool equity
At 31 December 2005	9,721	27,562	(7,679)	29,604	4,683	34,287
Assets transfer from shareholder	—	—	102	102	51	153
Transfer of revaluation reserve on disposed property, plant and equipment, net of tax	—	(121)	121	—	—	—
Change in accounting for Ukrnafta	—	(1,082)	1,082	—	(3,944)	(3,944)
Share in associate’s property, plant and equipment revaluation	—	2,370	—	2,370	—	2,370
Property, plant and equipment revaluation, net of tax	—	25,004	—	25,004	—	25,004

Total income and expense for the year recognized directly in equity	—	26,171	1,305	27,476	(3,893)	23,583
Net (loss)/profit	—	—	(2,205)	(2,205)	27	(2,178)

Total income and expense for the year	—	26,171	(900)	25,271	(3,866)	21,405

At 31 December 2006	9,721	53,733	(8,579)	54,875	817	55,692

Assets transfer from shareholder	—	—	104	104	34	138
Transfer of revaluation reserve on disposed property, plant and equipment, net of tax	—	(62)	62	—	—	—
Available-for-sale investments, net of tax	—		84	84	—	84
Impairment charge to equity, net of tax	—	(49)	—	(49)	—	(49)
Changes of estimate in decommissioning liability, net of tax	—	(11)	—	(11)	—	(11)
Property, plant and equipment revaluation, net of tax	—	1,169	—	1,169	—	1,169

Total income and expense for the year recognized directly in equity	—	1,047	250	1,297	34	1,331
Net profit/(loss)	—	—	67	67	(133)	(66)

Total income and expense for the year	—	1,047	317	1,364	(99)	1,265

As 31 December 2007	9,721	54,780	(8,262)	56,239	718	56,957

The accompanying notes are an integral part of these consolidated financial statement

6

National Joint Stock Company “Naftogas of Ukraine”

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2007

(in millions of Ukrainian hryvnia)

	2007	2006
Cash flows from operating activities
Profit/(Loss) before income tax	1,167	(1,496)
Adjustments for:
Finance costs, net	1,466	968
Loss on disposal of property, plant and equipment	52	160
Depreciation, depletion and amortisation	3,121	3,631
Impairment of property, plant and equipment	169	619
Impairment/(Gain on disposal) of available-for-sale investments	252	(55)
Provision charge	793	2,071
Payables written-off	(394)	(196)
Share in profit from associate and joint-ventures	(22)	(1,573)

Operating profit before working capital changes in	6,604	4,129
Trade and other receivables	(2,203)	654
Inventories	(885)	1,963
Prepayments and other current assets	1,040	(100)
Trade and other payables	3,223	(1,510)
Advances and other liabilities	(1,652)	(2,174)

Cash generated from operations	6,127	2,962
Interest paid	(1,365)	(1,113)
Income taxes paid	(1,537)	(1,039)
Tariff subsidy received from State budget	1,295	—

Net cash flows from operating activities	4,520	810

Cash flows from investing activities
Proceeds from property, plant and equipment sale	45	—
Purchase of property, plant and equipment and intangible assets	(5,803)	(4,053)
Purchase of available-for-sale investments	(78)	(69)
Restricted cash	331	67

Net cash flows used in investing activities	(5,505)	(4,055)

Cash flows from financing activities
Proceeds from borrowings	10,634	9,013
Repayment of borrowings	(9,927)	(5,575)

Net cash flows from financing activities	707	3,438

Net (decrease) / increase in cash and cash equivalents	(278)	193
Effect of change in accounting for Ukrnafta	—	(162)
Cash and cash equivalents at 1 January	865	834

Cash and cash equivalents at 31 December	587	865

Supplemental disclosure of non-cash investing activity

Assets transfer from shareholder	138	153

The accompanying notes are an integral part of these consolidated financial statements

7

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

1.	Corporate information

National Joint Stock Company “Naftogas of Ukraine” (“Naftogas of Ukraine” or the “Company”) was created under the laws of Ukraine as an open joint stock company. The Company was founded in 1998 in accordance with the resolution of the Cabinet of Ministers of Ukraine dated 25 May 1998 on “Incorporation of National Joint Stock Company “Naftogas of Ukraine”.

Naftogas of Ukraine is a 100% State-owned company, which owns stakes in various companies forming the national system of oil and gas production, refinery, distribution and transportation. Nine subsidiaries (further—“consolidated subsidiaries”), forming an essential part of the oil and gas system of Ukraine, were consolidated into these financial statements (Note 3.1). The cumulative unaudited statutory net revenues, total assets and net assets of Naftogas of Ukraine and the consolidated subsidiaries represent 95% (2006: 92%), 97% (2006: 97%) and 96% (2006: 99%) of the respective total indicators of Naftogas of Ukraine and all its subsidiaries.

The Company and its consolidated subsidiaries (the “Group”) concentrate its business in three principal areas:

•	production of oil, gas and refinery products;

•	oil and gas transportation;

•	wholesale distribution of oil, gas and petroleum products;

The principal activities of the Group are further described in Note 4.

The Group conducts its business and has its major production facilities located in Ukraine.

The Company’s legal address is 6, B. Khmel’nytskogo street, Kyiv, Ukraine.

2.	Going concern

As of 31 December 2007 the Group’s current liabilities exceeded its current assets by UAH 16,238 million (2006: UAH 12,219 million). For the period ended 31 December 2007 profit attributable to equity holders of the parent amounting to UAH 67 million (for the period ended 31 December 2006: loss attributable to equity holders of the parent amounting to UAH 2,025 million).

The negative working capital was mainly due to the significant amount of taxes payable (mainly income tax, VAT and rent accrued for gas transit through Ukraine), amounting to UAH 3,568 million (2006: UAH 4,890 million) (see Note 16), trade and other payables amounting to UAH 8,419 million (2006: UAH 5,590 million) (see Note 17) and provision for litigation amounting to UAH 6,108 million (2006: UAH 5,375 million) (see Note 14). In order to finance operating activities and capital expenditures and to refinance certain short-term obligations in 2007 the Group attracted loans from foreign and Ukrainian banks, the net proceeds of which amounted to approximately to UAH 707 million (2006: UAH 3,438 million).

The losses incurred by the Group’s wholesale distribution of oil, gas and petroleum products segment are associated primarily with an insufficient level of profitability of the gas distribution segment and increases in tax and litigation charges. As stated in Note 18, the Government regulates tariffs and, directly or through government agencies, regulates the upper level of the tariffs and prices for principal activities of the Group.

On 4 January 2006, the Company signed a trilateral agreement (further—the “New agreement”) with Gazprom (Russian Federation) and RosUkrEnergo AG (Switzerland) (further—“RUE”). This agreement impacted the operations and liquidity of the Group in 2006 and 2007. As a result of the agreement, there were significant changes in the Group’s operations including, among other things, the following:

•	Export function of gas to Ukraine being assigned to RUE.

•	The Group no longer exports gas imported from the Russian Federation to European countries.

•

The parties agreed to create a joint venture Ukrgaz-Energo between the Group and RUE (each party owning 50% of the shares in the joint venture company) for the purpose of selling gas, transferred from the Russian Federation to Ukraine, into the Ukrainian market.

•	The gas transportation tariff charged by the Group for transporting Russian gas to Western Europe increased by 47% and was fixed until 2011;

•	The price of imported gas for the Group substantially increased (approximately by 73% from January 2006).

8

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

With effect from 1 January 2007, the Group experienced a further increase in price of approximately 47% for imported gas in comparison with 2006. Also, with effect from 1 January 2008 the Group has experienced a further 38% increase in the price imported gas. As of the date of these financial statements it is impracticable to assess the effect on the operating activity of the Group from possible further change in the price of imported gas starting from 1 January 2009.

Since the beginning of 2006 all purchases of imported gas were made through RUE and Ukrgaz-Energo and during 2007 all purchases were made through Ukrgaz-Energo. This led to an increase in the dependence of the Group on RUE, Ukrgaz-Energo and Gazprom.

Also, in 2006, the Group transferred a substantial part of its contracts with industrial customers to Ukrgaz-Energo which influenced the ability of the Group to generate positive cash flows from gas distribution in 2006 and 2007. These consolidated financial statements include the financial results of Ukrgaz-Energo for 2006 in accordance with the equity method of accounting. Starting from 1 January 2007, the Group accounted for its investment in Ukrgaz-Energo as an available-for-sale investment (see Note 8).

The above mentioned changes in the Group’s business in 2006 and 2007 have resulted in insufficient working capital to support operations and a lack of liquidity that had a negative influence on the activity of the Group in 2006 and 2007. This caused the necessity of borrowings attracting. In 2008 and 2009 the Group is required to make significant repayments of debt and interest to banks (see Note 13) in addition to settling accumulated payables for imported gas.

The above facts create uncertainties as to the ability of the Group to generate operating profits and positive cash flows.

As further discussed in Note 13, certain loan agreements with international financial institutions allow the lenders to determine an event of default by reference to a material adverse effect on the Group’s business. While a material adverse effect on the Group’s business may be declared at the discretion of the lenders, management does not believe that the lenders will declare a material adverse effect solely as a result of the events described above.

To react to the increase in the price of imported gas, the government adopted a number of consecutive increases in tariffs to raise the selling prices for gas consumed by residential consumers, state-financed entities and public utility companies in 2007 and 2008. However, the level of tariffs in 2007 for natural gas is not sufficient to maintain the profitable financial results of the Group. Also the possible further increase in imported gas prices may demand from the government adoption of a further change in tariffs to raise the selling prices on the domestic market and (or) providing subsidies to the Group from the state budget.

The management of the Group believes that it is appropriate to prepare these financial statements on a going concern basis as the Group and the government have undertaken several initiatives aimed at improving financial performance and liquidity, including, but not limited to the following:

•

On 9 April 2008 the Cabinet of Ministers of Ukraine approved the financial plan of the Company for 2008 (hereafter “financial plan”). This plan assumes that the Group will receive in 2008 subsidies from the State budget for a total amount of UAH 8 billion to compensate for losses arising on gas sales to local heating entities both for 2008 and previous years. In January-December 2008, the Group received compensation from the State Budget amounting to UAH 7.3 billion.

•

On 12 March 2008 Naftogas of Ukraine and Gazprom (hereafter—“parties”) signed a revised agreement, which regulates supply and distribution of gas in 2008 (hereafter—“Revised agreement”). According to the Revised agreement, the parties agreed the volume and price for gas which will be supplied to Ukraine in 2008 as well as certain aspects relating to the functioning of the industrial customers’ segment of the Ukrainian gas market. In execution of the Revised agreement, on 14 March 2008 the Company signed an agreement with RUE on the import of natural gas in 2008. According to the Revised agreement, starting from April 2008 the Group is to be supplied with sufficient volumes of gas to guarantee the renewal of gas distribution to its industrial customers. This volume includes the volume of 7.5 billion cubic meters of gas, which the Group is obliged to supply to LLC Gazprom Zbut Ukraine, subsidiary of Gazprom, for further distribution of gas by the latter to industrial customers. It is expected that renewal of gas distribution to industrial customers will have a positive influence on the Group’s financial position and cash flows in 2008.

9

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

•

Also, according to the approved financial plan it was expected that the selling prices would increase for residential customers and local heating entities and that a mark-up amounting to UAH 56 for each thousand of cubic meters to the gas price for direct contracts with industrial customers would be implemented. Since 1 September 2008 the gas price for residential customers increased by 13% and starting from 1 December 2008—by 35%. Also, in 2008, the actual amount of mark-up to the gas price for industrial customers, including the selling price to LLC Gazprom Zbut Ukraine, was UAH 87 for each thousand of cubic meters, and starting from 1 November 2008 the mark-up was increased to UAH 121 for each thousand of cubic meters. This mark-up is included in the gas price for all customers in Ukraine excluding residential customers.

•	Starting from 1 January 2008 the Group increased the gas transportation tariff through the territory of Ukraine by 6%.

•

On 2 October 2008 the Ukrainian and Russian governments signed a memorandum on cooperation in the gas sector. The parties agreed the conditions, which should be executed to arrange, starting from 2009, the supply of natural gas to Ukraine under direct contracts between Gazprom and Naftogas of Ukraine, which will become an exclusive gas importer in Ukraine. The parties have also confirmed their intention to a time-phased transition in a three year period to market based, economically grounded and mutually agreed tariffs for gas transportation through the territory of Ukraine and prices for imported gas. Also according to this intergovernmental memorandum Gazprom and the Group may establish common gas export activities.

Management believes that the combination of the aforementioned initiatives, when fully enacted, will provide the Group with additional funds that will enable it to settle current debts and to operate as a going concern. However, the Group’s ability to realize these plans is dependent, inter alia, on actions of the government of Ukraine towards improving the Group’s liquidity position and financial performance.

These consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or to amounts and classification of liabilities that may be necessary if the Group is unable to continue as a going concern.

3.1	Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for property, plant and equipment and financial instruments that have been measured at fair value. The consolidated financial statements are presented in Ukrainian hryvnia (UAH) and all values are rounded to the nearest million, except when otherwise indicated.

Statement of compliance

The consolidated financial statements of Naftogas of Ukraine and its consolidated subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (IFRS).

Basis of consolidation

The consolidated financial statements comprise the financial statements of the parent company, Naftogas of Ukraine, and its consolidated subsidiaries as at 31 December each year. The financial statements of the consolidated subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions that are recognised in assets, were eliminated in full. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Minority interests represent the portion of profit or loss and net assets not held by the Group and are presented separately in the income statement and within equity in the consolidated balance sheet, separately from the parent shareholder’s equity.

10

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

The consolidated financial statements as at 31 December 2007 and for the year then ended comprise the financial statements of Naftogas of Ukraine and the following nine subsidiaries:

Name and principal activities	Equity interest

Production of oil, gas and refinery products
Subsidiary Company (“SC”) Ukrgasproduction	100%
State JSC Chornomornaftogas	100%

Oil and gas transportation
SC Ukrtransgas	100%
JSC Ukrtransnafta	100%

Wholesale distribution of oil, gas and refinery products
SC Gas of Ukraine	100%
JSC Dnipropetrovskgas	51%
JSC Luganskgas	51%
JSC Zaporizhgas	50% +1 share
JSC Mykolayivgas	50% +1 share

In 2005 the Group consolidated its oil and gas producing subsidiary Ukrnafta, in which the Group holds a 50% +1 share. As a result of alterations in the extent of control over the operational and financial activity of Ukrnafta, starting from January 2006 the Group ceased consolidation of Ukrnafta. In 2006 and 2007 the Group exercised significant influence over Ukrnafta.

3.2	Changes in accounting policies

The accounting policies adopted are consistent with those of the previous financial year except the following: The Group has adopted the following new and amended IFRS and IFRIC interpretations during the year. Adoption of these standards and interpretations did not have any effect on the financial performance or position of the Group. They did however give rise to additional disclosures, including in some cases, revisions to accounting policies.

•	IFRS 7 Financial Instruments: Disclosures

•	IAS 1 Amendment - Presentation of Financial Statements

•	IFRIC 8 Scope of IFRS 2

•	IFRIC 9 Reassessment of Embedded Derivatives

•	IFRIC 10 Interim Financial Reporting and Impairment

The Group also early adopted IFRS 8 Operating Segments. Adoption of this standard did not have any effect on the financial performance or position of the Group.

The principle effects of these changes are as follows:

IFRS 7 Financial Instruments: Disclosures

This standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group’s financial instruments and the nature and extent of risk arising from those financial instruments. The new disclosures are included throughout the consolidated financial statements. While there has been no effect on the financial position or results, comparative information has been revised where needed. These new disclosures are presented in Note 20 to consolidated financial statements of the Group.

IAS 1 Amendment - Presentation of Financial Statements

This amendment requires the Group to make new disclosures to enable users of the financial statements to evaluate the Group’s objectives, policies and processes for managing capital. These new disclosures are shown in Note 20.

11

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

IFRS 8 Operating Segments

This standard requires disclosure of information about the Group’s operating segments and replaced the requirement to determine primary (business) and secondary (geographical) reporting segments in the Group. The Group determined that the operating segments were the same as the business segments previously identified under IAS 14 Segment Reporting. Additional disclosures about each of these segments are shown in Note 4, including revised comparative information.

Adoption of the new IFRIC interpretations does not require the Group to make new disclosures.

3.3	Significant accounting judgments, estimates and assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and contingent liabilities at the date of consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Judgments

In the process of applying the Group’s accounting policies, management has made certain judgments, apart from those involving estimations, which have a significant effect on the amounts recognised in the financial statements. These judgments include, inter alia, the appropriateness of the going concern assumption.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Tax and other regulatory compliance risks

Ukrainian legislation and regulations regarding taxation and other operational matters, including currency exchange control and custom regulations, continue to evolve. Legislation and regulations are not always clearly written and are subject to varying interpretations by local, regional and national authorities, and other Governmental bodies. Instances of inconsistent interpretations are not unusual. Management believes that its interpretation of the relevant legislation is appropriate and that the Group has complied with all regulations and paid or accrued all taxes and withholdings that are applicable. At the same time it is a risk that transactions and interpretations that have not been challenged in the past may be challenged by the authorities in the future, although this risk significantly diminishes with the passage of time. It is not practical to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavourable outcome.

Provision for litigation

The Group is a defendant in a number of lawsuits with its counterparties. The provision for litigation represents management’s assessment of the probable losses resulting from a negative outcome of the lawsuits.

Pension and other post employment benefits

The cost of defined benefit pension plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. Due to the long term nature of these plans, such estimates are subject to significant uncertainty.

Allowance for doubtful accounts

The Group regularly reviews its trade and other receivables, prepayments made to suppliers and other receivables to assess impairment. The Group uses its experienced judgment to estimate the amount of any impairment loss in cases where a contractor is in financial difficulties.

Impairment of non-financial assets

Property, plant and equipment and intangible assets are tested for impairment when circumstances indicate there may be a potential impairment. Factors the Group considers important which could trigger an impairment review include the following: significant fall in market values; significant underperformance relative to historical or projected future operating results; significant changes in the use of the assets or the strategy for the overall business, including assets that are decided to be phased out or replaced and assets that are damaged or taken out of use, significant negative industry or economic trends and other factors.

12

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Estimation of recoverable amounts of assets is based on management evaluations, including estimates of future performance, revenue generating capacity of the assets, assumptions of the future market conditions, technological developments, changes in regulations and other factors. These assumptions are reflected in the calculation of the asset’s value-in-use amounts and include projections of the future cash flows and the selection of the appropriate discount rate. The Group evaluates such estimates as at the date of the financial statements, therefore actual results could differ from those estimates. Changes in circumstances and in management’s evaluations and assumptions may give rise to impairment losses in the relevant periods.

Useful life of property, plant and equipment

The Group assess the remaining useful life of items of property, plant and equipment at least at each financial year end. If expectations differ from previous estimate, the changes are accounted for as a change in accounting estimates in accordance with IAS 8 “Accounting policies, Changes in Accounting Estimates and Errors”. These estimates may have an impact on the amount of the carrying values of property, plant and equipment in the consolidated balance sheet and in depreciation recognized in the consolidated income statement.

Estimation of oil and gas reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Estimates of oil and gas reserves are inherently imprecise, require the application of professional judgement and are subject to future revision. Accordingly, financial and accounting measures (such as the discounted cash flows, depreciation, depletion and amortisation charges, and asset retirement provisions) that are based on proved reserves are also subject to change.

Proved reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to market is assured with reasonable certainty. All proved reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of hydrocarbon reserves resulting from new information becoming available from development and production activities have tended to be the most significant cause of annual revisions.

In general, estimates of reserves for undeveloped or partially developed fields are subject to greater uncertainty over their future life than estimates of reserves for fields that are substantially developed and depleted.

Changes to the Group’s estimates of proved reserves, particularly proved developed reserves, also affect the amount of depreciation, depletion and amortisation recorded in the consolidated financial statements for property, plant and equipment related to hydrocarbon production activities. These changes can for example be the result of production and revisions. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges (assuming constant production) and increase costs.

Decommissioning costs

Decommissioning costs will be incurred by the Group at the end of the operating life of certain of the Group’s facilities and properties. The ultimate decommissioning costs are uncertain and costs estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

The decommissioning provision represents the present value of decommissioning costs relating to oil and gas properties, which are expected to be incurred up to 2023. These provisions have been created based on the Group’s internal estimates. Assumptions, based on the current economic environment, have been made which management believe are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual

13

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

decommissioning costs will ultimately depend on future market prices for the necessary decommissioning works required which will reflect market conditions at the relevant time. Furthermore, the timing of decommissioning is likely to depend on when the fields cease to produce at economically viable rates. This in turn will depend on future oil and gas prices, which are inherently uncertain.

Deferred Tax Asset

Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

3.4	Summary of significant accounting policies

All accounting policies described below relate to the Company and its consolidated subsidiaries defined in “Basis of consolidation” above.

Foreign currency translation

The consolidated financial statements are presented in Ukrainian hryvnia (“UAH”), which is the functional and presentation currency of the Company and each of its subsidiaries. Transactions in foreign currencies are initially recorded in the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Accounting for the effects of hyperinflation

The Ukrainian economy was regarded as being hyperinflationary for the ten-year period ended 31 December 2000. As such, the Group has applied IAS 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”) to restate the non-monetary assets and liabilities, and equity items originated during the period of hyperinflation to measuring units current at 31 December 2000 using the Consumer Price Index as published by the Ministry of Statistics of Ukraine. These values, adjusted for the effect of hyperinflation, were used as a basis for accounting in subsequent accounting periods.

Property, plant and equipment

Following initial recognition at cost, property, plant and equipment is measured at fair value less depreciation and impairment charged subsequent to the date of the revaluation.

Valuations are performed frequently enough to ensure that the fair values of revalued assets do not differ materially from its carrying amount.

Any revaluation surplus is credited to the asset revaluation reserve included in the equity section of the balance sheet, except to the extent that it reverses a revaluation decrease of the same asset previously recognised in profit or loss, in which case the increase is recognised in profit or loss. A revaluation deficit is recognised in profit or loss, except that a deficit directly offsetting a previous surplus on the same asset is directly offset against the surplus in the asset revaluation reserve. Upon disposal, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

When each major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognised.

An asset’s residual value, useful life and method of depreciation are reviewed and adjusted, if appropriate, at each financial year end.

The estimated costs of dismantling oil and gas production facilities, including abandonment and site restoration costs are included as a component of oil and gas properties and depleted on a unit-of-production basis.

14

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Depreciation for property, plant and equipment, excluding oil and gas properties, is calculated on a straight line basis over the useful life of the assets. Depreciation, depletion and amortisation of capitalised costs of oil and gas properties are calculated using the unit-of-production method for each field based upon proved developed reserves.

Property, plant and equipment includes technological oil and gas which is required to be held in the pipelines and storage facilities to enable conducting operating activity of the transporting companies of the Group.

Exploration and evaluation costs

During the geological and geophysical phase, costs are charged against income as incurred. Once the legal right to explore has been acquired, costs directly associated with exploration are capitalised until the drilling of the well is complete and the results have been evaluated and included in construction in progress carrying value. These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors. If no reserves are found, the exploration asset is tested for impairment, if extractable hydrocarbons are found and, subject to further appraisal activity, which may include the drilling of further wells, are likely to be developed commercially, the costs continue to be carried as an asset while sufficient/continued progress is made in assessing the commerciality of the hydrocarbons. All such carried costs are subject to technical, commercial and management review as well as review for impairment at least one a year to confirm the continued intent to develop or otherwise extract value from discovery. When this is no longer the case, the costs are written off. When proved reserves of oil are determined and development is sanctioned, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss is recognized.

Investment in associate

The Group’s investment in its associate is accounted for using the equity method of accounting. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post acquisition changes in the Group’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is not amortised. The income statement reflects the share of the results of operations of the associate. Where there has been a change recognised directly in the equity of the associate, the Group recognises its share of any changes and discloses this, when applicable, in the statement of changes in equity. Profits and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The financial statements of the associate are prepared for the same reporting period as the parent company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Group.

Interest in joint ventures

The Group has interests in joint ventures which are jointly controlled entities. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest. The Group recognises its interest in the joint venture using the equity method applied as described above in the accounting policy for investments in associates.

The financial statements of the joint venture are prepared for the same reporting period as the parent company. Adjustments are made where necessary to bring the accounting policies into line with those of the Group.

The Group reassesses the level of its influence over associates and joint-ventures, when the following circumstances exist: 1) the investor has failed to obtain representation on the investee’s board of directors; 2) the investee is opposing the investor’s attempts to exercise significant influence; 3) the investor is unable to obtain timely financial information or cannot obtain information, required to apply the equity method, than shareholders that do not have significant influence; or 4) a group of shareholders that holds the majority ownership of the investee operates without regard to the views of the investor.

When these circumstances individually or in the aggregate reduce the level of influence over associates or/and interest in joint-ventures the Group determines the classification and measurement of such investments in accordance with of IAS 39.

Borrowing costs

Borrowing costs are recognized as an expense when incurred.

15

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is reflected in the income statement in the year in which the expenditure is incurred.

Intangible assets are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset is reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and treated as changes in accounting estimates. The amortisation expense on intangible assets is recognised in the income statement in the expense category consistent with the function of the intangible asset.

Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded securities or other available fair value indicators.

Impairment losses are recognised in the income statement in those expense categories consistent with the function of the impaired asset, except for property previously revalued where the revaluation was taken to equity. In this case the impairment is also recognised in equity up to the amount of any previous revaluation.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the Group makes an estimate of recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the income statement unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase.

Associates and joint-ventures

After application of the equity method, the Group determines whether it is necessary to recognise an additional impairment loss of the Group’s investment in its associates and joint-ventures. The Group determines at each balance sheet date whether there is any objective evidence that the investment in associate or joint-venture is impaired. If this is the case the Group calculates the amount of impairment as being the difference between fair value of the associate and the acquisition cost and recognizes the respective amount through profit or loss.

Investments and other financial assets

Financial assets in the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.

All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the market place.

16

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement loans and receivables are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Held-to maturity investments

Held-to-maturity investments are non-derivative financial assets which carry fixed or determinable payments and fixed maturities and which the Group has the positive intention and ability to hold to maturity. After initial measurement held to maturity investments are measured at amortised cost. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount, less allowance for impairment. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. Gains and losses are recognised in the income statement when the investments are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified into any other categories. After initial recognition available-for sale financial assets are measured at fair value with gains or losses being recognised directly in equity. When the investment is disposed of, the cumulative gain or loss previously recorded in equity is recognised in the income statement. Interest earned or paid on the investments is reported as interest income or expense using the effective interest rate. Dividends earned on investments are recognised in the income statement as ‘Dividends received’ when the right of payment has been established.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. Fair value of investment where there is no active market are carried at cost net of impairment.

Impairment of financial assets

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through use of an allowance account. The amount of the loss shall be recognised in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Available-for-sale financial investments

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available for sale are not recognised in the income statement. Reversals of

17

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

impairment losses on debt instruments are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement.

Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is determined either using the FIFO or the weighted average methods and comprises cost of direct materials, labor and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and cash at banks with an original maturity of three months or less.

Restricted cash

Restricted cash comprises deposits or bank accounts restricted in use as a result of the Group’s commitment to withdraw the funds for designated purposes only. When the restriction is expected to expire within twelve months after the balance sheet date the restricted cash is classified as a current asset; otherwise, it is classified as a non-current asset.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, loans and borrowings are subsequently measured at amortised cost using the effective interest rate method.

Gains and losses are recognised in net profit or loss when the liabilities are derecognised or impaired, as well as through the amortisation process.

Derecognition of financial assets and financial liabilities

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•	the rights to receive cash flows from the asset have expired;

•	the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass-through’ arrangement; or

•

the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group’s continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group’s continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the income statement.

18

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Provisions

General

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Decommissioning liability

Decommissioning liability is recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. A corresponding amount equivalent to the provision is also recognised as part of the cost of the related property, plant and equipment. The amount recognised is the estimated costs of decommissioning, discounted to their present value. Changes in the estimated timing of decommissioning or decommissioning costs estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plan and equipment. The unwinding of the discount of the decommissioning provision is included as a finance cost.

The Group recognises neither the deferred tax asset regarding the temporary differences on the decommissioning liability nor the corresponding deferred tax liability regarding the temporary difference on a decommissioning asset.

Employee benefits

State pension scheme

The Group makes current contributions to the state pension scheme on behalf of its employees. Contributions are calculated as a percentage of current gross salary. Such expense is charged to the income statement in the period the related compensation is earned by the employee.

Defined benefit plans

In addition to the contributions to the Ukrainian state pension scheme referred to above, the Group participates in a mandatory State defined retirement benefit plan, which provides for early pension benefits for employees working in certain workplaces with hazardous and unhealthy working conditions.

Also there is a formal agreement between certain of the Group’s entities and their employees, which provides for a certain lump-sum payment to an employee on retirement, periodic payments to retired persons, and lump-sum payments to employees when they reach a certain age.

The amount of benefit depends on the employee’s years of service and other factors. These benefits are unfunded. The cost of providing benefits under the plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognised as income or expense when the net cumulative unrecognised actuarial gains and losses for each individual plan at the end of the previous reporting year exceeds the higher of 10% of the present value of the defined benefit obligation and 10% of the fair value of plan assets at that date. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plan.

The past service cost is recognised as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognised immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognised reduced by past service cost not yet recognised and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognised net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

19

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Government grants

Government grants are recognised where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, it is recognised as deferred income and released to income in equal annual amounts over the expected useful life of the related asset.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Group as a lessee

Leases, which do not transfer to the Group substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

Group as a lessor

Leases where the Group does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as rental income.

Revenue recognition

Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and other sales taxes or duty. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods (oil and gas)

Revenue from sale of goods (oil and gas) is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer usually on dispatch of the goods. This generally occurs when a product is physically transferred into a pipeline or other delivery mechanism.

Sale of services

Revenues from services are recognised when such services are rendered and revenue can be reliably measured.

Interest income

Revenue is recognised as the interest accrues (using the effective interest method, that is, the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Dividends

Revenue is recognised when the Group’s right to receive payment is established.

Taxes

Current income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date. The current income tax charge of the Group is calculated in accordance with Ukrainian taxation regulations and is based on the taxable income and tax allowable expenses reported by the Group in its tax return. The corporate income tax rate was 25% in 2007 (2006: 25%).

Deferred tax

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

20

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•

where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised except:

•

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax relating to items recognised directly in equity is recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Contingencies

Contingent liabilities are not recognised in the financial statements unless it is probable that an outflow of economic resources will be required to settle the obligation and it can be reasonably estimated. Contingent liabilities are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

Reclassifications

Certain reclassifications have been made to the comparative consolidated financial statements in order to comply with current year classifications. Such reclassifications had no impact on net income or net assets of the Group.

3.5	Future changes in accounting policies

Standards issued, but not yet effective

The following standards and interpretations have not been implemented as they will only be applied for the first time in future periods. They may result in consequential changes to the accounting policies and other notes disclosures. The Group does not expect the impact of such changes on the financial statements to be material.

IAS 23 Borrowing Costs

A revised IAS 23 Borrowing costs was issued in March 2007, and becomes effective for financial years beginning on or after 1 January 2009. The standard has been revised to require capitalisation of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. In accordance with the transitional requirements in the Standard, the Group will adopt this as a prospective change. Accordingly, borrowing costs will be capitalised on qualifying assets with a commencement date after 1 January 2009. No changes will be made for borrowing costs incurred to this date that have been expensed.

21

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

IFRIC 12 Service Concession Arrangements

IFRIC Interpretation 12 was issued in November 2006 and becomes effective for annual periods beginning on or after 1 January 2008. This Interpretation applies to service concession operators and explains how to account for the obligations undertaken and rights received in service concession arrangements.

IFRIC 13 Customer Loyalty Programmes

IFRIC Interpretation 13 was issued in June 2007 and becomes effective for annual periods beginning on or after 1 July 2008. This Interpretation requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and deferred over the period that the award credits are fulfilled.

IFRIC 14 IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

IFRIC Interpretation 14 was issued in July 2007 and becomes effective for annual periods beginning on or after 1 January 2008. This Interpretation provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognised as an asset under IAS 19 Employee Benefits.

IAS 27 (Revised) Consolidated and Separate Financial Statements

IAS 27 (Revised) ‘Consolidated and separate financial statements’ was issued in January 2008 and will be implemented at the same time as IFRS 3 (Revised). In respect of transactions with non-controlling interests in Group entities that do not result in a change of control, the revised Standard requires that the difference between the consideration paid or received and the recorded non-controlling interest is recognised in equity. In the case of divestment of a subsidiary, any retained interest will be remeasured to fair value and the difference between fair value and the previous carrying value will be recognised immediately in the income statement.

IFRS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements — Puttable Financial Instruments and obligations A rising on Liquidation

These amendments to IAS 32 and IAS 1 were issued in February 2008 and become effective for annual periods beginning on or after 1 January 2009. The amendments allow a limited scope exception for puttable financial instruments to be classified as equity if they fulfil a number of specified features.

IAS 1 (Revised) Presentation of Financial Statements

In September 2007, the IASB issued a revised IAS 1 “Presentation of Financial Statements”. The Group does not expect that the revised Standard will have a significant impact on its financial statements. The revised Standard is effective for annual periods beginning on or after January 1, 2009, with early application permitted.

IFRS 3 (Revised) Business Combinations

IFRS 3 (Revised) “Business Combinations” was issued in January 2008 and will apply to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2008. Amongst other changes, the new Standard will require recognition of subsequent changes in the fair value of contingent consideration in the income statement rather then against goodwill, and transaction costs to be recognised immediately in the income statement. Fair value gains or losses on existing investments in an acquired company will be recognised in the income statement at the date of acquisition.

IFRS 2 Share-based Payment—Vesting Conditions and Cancellations

This amendment to IFRS 2 was issued in January 2008 and becomes effective for annual periods beginning on or after 1 January 2009. The amendment clarifies the definition of a vesting condition and prescribes the treatment of an award that is effective or cancelled because a non-vesting condition is not satisfied.

4.	Segment information

For management purposes, the Group is organised into business units based on the nature of the production processes and has three the following reportable operating segments as follows:

•	Production of oil, gas and refinery products;

22

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

•	Oil and gas transportation;

•	Wholesale distribution of oil, gas, petroleum products and other.

The production of oil, gas and refinery products segment explores, develops and produces oil, gas and gas condensate and processes it into refined products.

The oil and gas transportation segment is principally involved in the transit of Russian and Central Asian oil and gas to European countries and the Commonwealth of Independent States (“CIS”) as well as oil and gas deliveries to Ukrainian refineries and Ukrainian wholesale and certain ultimate customers.

Companies in the oil, gas and other products wholesale distribution segment are involved in purchasing and selling of natural gas, oil, condensate and refined petroleum products to/from legal entities and the general public.

Management monitors the operating results of its business units in making decisions about resource allocation and separately for the purpose of performance assessment. Segment performance is evaluated based on net profit or loss which in certain respects as explained in the table below, is measured differently from profit or loss in the consolidated financial statements.

Transfer prices between operating segments are determined by the Company and are not necessarily on an arm’s length basis.

Below is a brief overview of the business of the main subsidiaries involved in the operations of the reporting segments:

Production of oil, gas and refinery products

Ukrgasproduction

Ukrgasproduction conducts prospecting and production drilling, and is the main producer of natural gas and gas condensate in Ukraine. Ukrgasproduction is comprised of four natural gas exploration and production enterprises, a drilling company and a gas condensate processing department comprising three gas processing plants. Ukrgasproduction is also involved in production of liquefied petroleum gas, light oil and other petroleum products. In 2007 Ukrgasproduction produced approximately 14,727 million cubic meters of gas (2006: 14,709 million cubic meters), 672 thousand metric tons of condensate and gas (2006: 699 thousand metric tons), and 118 thousand metric tons of crude oil (2006: 121 thousand metric tons). Ukrgasproduction sells almost all gas produced within the Group.

Chornomornaftogas

Chornomornaftogas carries out exploration, development and production of natural gas and crude oil in the Crimea, the Black Sea and the Sea of Azov, and provides transportation and gas storage. Chornomornaftogas has 15 natural gas fields and 2 oil field, 43 gas distributing stations, owns 1 underground gas depository with a capacity of approximately 1 billion cubic meters, and pipelines having a total length of approximately 1.2 thousand kilometres. Chornomornaftogas has facilities for offshore operations including a specialised port, an engineering fleet, comprising 22 ships and 10 fixed offshore gas production platforms. In 2007 Chornomornaftogas produced approximately 1,260 million cubic meters of natural gas (2006: 1,277 million cubic meters).

Oil and gas transportation

Ukrtransgas

Ukrtransgas carries out natural gas transportation and storage within Ukraine (in Crimea such functions are also fulfilled by Chornomornaftogas), gas deliveries to customers, transit of Russian and Central Asian gas to Europe and CIS, as well as oversees gas transport infrastructure maintenance and construction. Ukrtransgas operates six regional pipeline branches with a total pipeline length of approximately 36.8 thousand kilometres. Ukrtransgas also operates twelve underground gas depositories with a total capacity of approximately 31 billion cubic meters.

During 2007, Ukrtransgas transported approximately 181 billion cubic meters of natural gas (2006: 195 billion cubic meters of natural gas), of which approximately 64% was transported to the Western border of Ukraine and to the CIS (2006: 66%) and the remaining part to Ukrainian consumers.

Natural gas transportation tariffs for local customers are regulated by the State through orders of National Commission for the Energy Market Regulation (further—“NKRE”).

23

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

During 2007, tariffs for natural gas transportation for Gazprom (Russian Federation) were set by bilateral agreements between Naftogas of Ukraine and Gazprom.

Ukrtransnafta

Ukrtransnafta’s principal activities include transit of Russian and Central Asian oil to European countries and oil deliveries to Ukrainian refineries. Ukrtransnafta operates 18 oil pipelines with a total length of approximately 4.7 thousand kilometers, 51 oil transfer stations and 11 storage plants, comprising 81 oil storage tanks. In 2007, the total volume of oil transported through pipelines was 50.8 million tons (2006: 45.3 million ton).

Oil transportation tariffs are regulated by the State through orders of NKRE or set by direct agreements with Russian suppliers.

Wholesale distribution of oil, gas, refinery products and other

Gas of Ukraine

Gas of Ukraine distributes natural gas to state-owned, industrial customers and regional gas supply and distribution companies. In 2007, the total volume of distributed natural gas was 28,129 million cubic meters (2006: 38,631 million cubic meters).

Regional Gas Supply and Distribution companies

Dnipropetrovskgas, Luganskgas, Zaporizhgas, and Mykolayivgas are engaged in the transportation and distribution of natural gas to residential and other customers.

24

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

The following tables present revenue and profit and certain asset and liability information relating to the Group’s business segments:

Year ended 31 December 2007	Production of oil, gas and refinery products	Oil and gas transportation	Wholesale distribution of oil, gas, petroleum products and other	Adjustments and eliminations	Total
Revenue
Third party	3,271	13,082	14,071		30,424
Inter-segment	2,829	5,920	1,337	(10,086)	—

Total revenue	6,100	19,002	15,408	(10,086)	30,424

Results
Depreciation and amortisation	(1,052)	(2,010)	(59)		(3,121)
Share of profit of an associate	23	(1)	—		22
Finance costs, net	(144)	(67)	(1,255)		(1,466)
Income tax expense	(167)	(182)	(884)		(1,233)

Segment net profit/(loss)	823	2,250	(2,279)	(860)[1]	(66)

Assets
Investments in associate and joint ventures	116	3	6,539		6,658
Capital expenditure[4]	2,283	1,983	1,739	—	6,005

Operating assets	22,048	68,776	15,434	2,383 [2]	108,641

Operating liabilities	3,521	13,499	26,575	8,089 [3]	51,684

1.	Segment net profit/(loss) does not include loss on disposal of property, plant and equipment (UAH 52 million), impairment of property, plant and equipment (UAH 169 million), charity and social assets maintenance, net foreign exchange loss, impairment of investments and other expenses (in total amount UAH 639 million) included in other expenses.
2.	Segment assets do not include other non-current assets (UAH 1,046 million) and prepayments and other current assets (UAH 1,337 million) as these assets are managed on a group basis.
3.	Segment liabilities do not include other long-term liabilities (UAH 2,339 million) and advances and other current liabilities (UAH 5,750 million) as these liabilities are managed on a group basis.
4.	Capital expenditure consists of additions of property, plant and equipment (UAH 4,017 million) and increase in construction in progress and prepaid construction (UAH 1,988 million).

25

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Year ended 31 December 2006	Production of oil, gas and refinery products	Oil and gas transportation	Wholesale distribution of oil, gas, petroleum products and other	Adjustments and eliminations	Total
Revenue
Third party	2,766	11,432	13,377	—	27,575
Inter-segment	1,927	3,776	1,356	(7,059)

Total revenue	4,693	15,208	14,733	(7,059)	27,575

Results
Depreciation and amortization	(597)	(2,972)	(62)	—	(3,631)
Share of profit of an associate	—	(1)	1,574	—	1,573
Finance costs, net	(58)	(26)	(884)	—	(968)
Income tax expense	(297)	(148)	(237)	—	(682)

Segment net profit/(loss)	989	1,410	(3,284)	(1,293)[1]	(2,178)

Assets
Investments in associate and joint ventures	—	4	6,977	—	6,981
Capital expenditure[4]	642	1,757	840	—	3,239

Operating assets	20,014	60,745	20,364	3,336 [2]	104,459

Operating liabilities	3,338	12,601	22,624	10,204 [3]	48,767

1.	Segment net profit/(loss) does not include loss on disposal of property, plant and equipment (UAH 160 millions), impairment of property, plant and equipment (UAH 619 million), charity and social assets maintenance, net foreign exchange loss, gain on disposal of investments and other expenses (in total amount of UAH 514 million) included in other expenses.
2.	Segment assets do not include other non-current assets (UAH 958 million) and prepayments and other current assets (UAH 2,378 million) as these assets are managed on a group basis.
3.	Segment liabilities do not include other long-term liabilities (UAH 3,503 million) and advances and other current liabilities (UAH 6,701 millions) as these liabilities are managed on a group basis.
4.	Capital expenditure consists of additions of property, plant and equipment (UAH 3,518 million) and decrease in construction in progress and prepaid construction (UAH 279 million).

5.	Revenues and expenses

Revenue

	2007	2006
Sale of oil and gas	12,177	12,652
Revenues from oil and gas transportation	13,082	11,432
Sale of petroleum products	4,341	1,806
Other sales	824	1,685

	30,424	27,575

26

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Tariff subsidy from State budget

Tariff subside from State budget represents compensation receivable from the State budget for losses originated as a result of the difference between the purchase price of imported gas and the selling price to local heating entities. For the year ended 31 December 2007 amount received from the State budget amounted to UAH 1,295 million. The remaining amount of UAH 707 million represents compensation receivable as of 31 December 2007 (Note 10) which was received by the Group in 2008. No such compensation was granted in 2006.

Operating expenses

	2007	2006
Cost of purchased oil, gas and petroleum products	11,858	13,974
Depreciation, depletion and amortization	3,121	3,631
Oil and gas transportation costs	4,143	2,981
Personnel expenses	2,814	2,136
Rent and other production taxes	2,190	1,925
Repair and maintenance costs	1,188	891
Forwarding and other ancillary costs	483	442
Marketing, agent and professional costs	127	238
Research, development and exploration costs	139	10
Gain on payables written-off following expiration of period of limitation	(394)	(196)
Bad debt expense	1,300	(413)
Other operating expenses	785	375

	27,754	25,994

Rent and other production taxes include rent tax (royalty). The basis for the rent tax calculation is the quantity of crude oil, condensate or natural gas produced.

Other expenses, net

	2007	2006
Fines, penalties and litigation costs	1,201	2,389
Charity and social assets maintenance	60	194
Net foreign exchange loss	47	35
Impairment/(gain on disposal) of investments	252	(55)
Other expenses, net	280	340

	1,840	2,903

Finance costs, net

	2007	2006
Interest and finance charges, net	1,375	1,060
Fair value adjustment to financial instruments	91	(92)

	1,466	968

6.	Income tax

The components of income tax expense for the years ended 31 December were:

	2007	2006
Current income tax charge	1,637	555
Deferred tax (benefit)/charge relating to origination and reversal of temporary differences	(404)	127

Income tax expense reported in the consolidated income statement	1,233	682

27

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Reconciliation between tax expense and the product of accounting loss multiplied by the statutory tax rate for the years ended 31 December 2007 and 2006 is as follows:

	2007	2006
Accounting profit / (loss) before income tax	1,167	(1,496)

At statutory income tax rate of 25% (2006: 25%)	292	(374)
Income non-taxable for income tax purposes	(44)	(66)
Non-deductible expenses	638	955
Change in unrecognized temporary differences	347	167

Income tax expense	1,233	682

As companies included in these consolidated financial statements are separate tax payers, the deferred tax assets and liabilities are presented on an individual basis as follows:

	2007	2006
Deferred tax asset	1,950	2,070
Deferred tax liability	(13,533)	(13,659)

Net deferred tax liability	(11,583)	(11,589)

Deferred income tax at 31 December 2007 relates to the following:

	2006	Reported in the consolidated income statement	Reported in the consolidated statement of changes in equity	2007
Deferred tax asset / (liability)

Trade and other receivables	1,323	163	—	1,486
Advances received and other liabilities	756	(46)	—	710
Provisions	96	109	4	209
Inventories	100	99	—	199
Prepayments and other current assets	80	(107)	—	(27)
Investments	(351)	48	(28)	(331)
Other non-current assets	45	37	—	82
Property, plant and equipment	(14,326)	483	(374)	(14,217)
Other long-term liabilities	688	(382)		306

Net deferred tax liability	(11,589)	404	(398)	(11,583)

Deferred income tax at 31 December 2006 relates to the following:

	2005	Reported in the consolidated income statement	Change in accounting for Ukmafta	Reported in the consolidated statement of changes in equity	2006
Deferred tax asset / (liability)
Trade and other receivables	1,457	(25)	(109)	—	1,323
Advances received and other liabilities	396	375	(15)	—	756
Provisions	41	156	(101)	—	96
Inventories	69	39	(8)	—	100
Prepayments and other current assets	127	(60)	13	—	80
Investments	34	(379)	(6)	—	(351)
Other non-current assets	105	(58)	(2)	—	45
Property, plant and equipment	(6,468)	174	303	(8,335)	(14,326)
Other long-term liabilities	1,028	(340)	—	—	688
Losses carried forward	9	(9)	—	—	—

Net deferred tax liability	(3,202)	(127)	75	(8,335)	(11,589)

28

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

7.	Property, plant and equipment

As at 31 December property, plant and equipment comprised the following:

	2007	2006
Property, plant and equipment, net carrying amount	80,958	78,817
Construction in progress and prepaid construction, net of impairment (UAH 117 million and UAH 266 million respectively)	6,702	4,714

	87,660	83,531

Property, plant and equipment consisted of the following as at 31 December:

	2007	2006
Cost/ Revalued amount
Pipelines and related equipment	53,742	42,352
Producing oil and gas properties	11,213	10,382
Machinery and equipment	2,651	9,490
Buildings	3,547	5,450
Technological oil and gas	14,538	13,005
Drilling and exploration equipment	1,282	1,273
Other fixed assets	1,359	993

	88,332	82,945

	2007	2006
Accumulated depreciation
Pipelines and related equipment	(5,144)	(3,326)
Producing oil and gas properties	(746)	(12)
Machinery and equipment	(467)	(152)
Buildings	(377)	(218)
Technological oil and gas	—	—
Drilling and exploration equipment	(395)	(256)
Other fixed assets	(245)	(164)

	(7,374)	(4,128)

	2007	2006
Net carrying amount of property, plant and equipment
Pipelines and related equipment	48,598	39,026
Producing oil and gas properties	10,467	10,370
Machinery and equipment	2,184	9,338
Buildings	3,170	5,232
Technological oil and gas	14,538	13,005
Drilling and exploration equipment	887	1,017
Other fixed assets	1,114	829

	80,958	78,817

29

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Property, plant and equipment consisted of the following:

	Pipelines and related equipment	Producing oil and gas properties	Machinery and equipment	Buildings	Technological oil and gas	Drilling and exploration equipment	Other fixed assets	Total
Net carrying amount as at 1 January 2006	27,046	6,101	8,144	4,239	5,215	1,362	1,239	53,346
Additions	801	1,028	1,109	224	—	154	202	3,518
Disposals	(24)	(2)	(55)	(100)	—	(1)	(12)	(194)
Depreciation charge	(1,994)	(218)	(806)	(217)	—	(113)	(291)	(3,639)
Impairment	(272)	—	(1)	(49)	—	(12)	(19)	(353)
Change in accounting for Ukrnafta	—	(3,664)	(2,492)	(451)	—	(381)	(212)	(7,200)
Revaluation	13,469	7,125	3,439	1,586	7,790	8	(78)	33,339

31 December 2006	39,026	10,370	9,338	5,232	13,005	1,017	829	78,817

Net carrying amount as at 1 January 2007 (as previously reported)	39,026	10,370	9,338	5,232	13,005	1,017	829	78,817

Reclassification as a result of valuation	9,920	—	(7,402)	(2,281)	—	—	(237)	—

Net carrying amount as at 1 January 2007 (after reclassification)	48,946	10,370	1,936	2,951	13,005	1,017	592	78,817
Additions	1,523	823	537	399	—	17	718	4,017
Disposals	(59)	(1)	(9)	(2)	(26)	(1)	(11)	(109)
Depreciation charge	(1,811)	(722)	(256)	(165)	—	(145)	(147)	(3,246)
Impairment	(1)	(3)	(24)	(13)	—	(1)	(38)	(80)
Revaluation	—	—	—	—	1,559	—	—	1,559

31 December 2007	48,598	10,467	2,184	3,170	14,538	887	1,114	80,958

30

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Following the revaluation of property, plant and equipment as at 31 December 2006, certain reclassifications were made within property, plant and equipment as of 31 December 2006. The Group believes these reclassifications had no significant impact on the presentation of financial information, since the net carrying value of property, plant and equipment as of 31 December 2006 did not change.

As at 31 December 2007 and 2006, the net book value of state property not subject to privatisation (Note 18) operated by the Group was UAH 52 billion.

As at 31 December 2006, the Group obtained an independent appraisal of its property, plant and equipment. A revaluation surplus of UAH 25,004 million (net of income tax, Note 6), was credited directly to equity. The valuation was performed in accordance with International Valuation Standards. The results obtained using different valuation approaches provided evidence of the existence of economic obsolescence (the cost of assets exceeded the future economic benefit that could be obtained from the use of the asset). Therefore, the fair value of specialised assets, representing the majority of assets being revalued, was determined using the cost approach as adjusted for the amount of economic obsolescence. The fair value of non-specialised assets was determined using the market approach.

The table below represents the summary results of the cost and income approaches to determine fair values of the Group’s property, plant and equipment (excluding construction in progress, prepaid construction and technological oil and gas) for certain consolidated subsidiaries of the Group:

	Fair value	Cost approach	Income approach
SC Ukrtransgas	42,870	116,828	42,870
JSC Ukrtransnafta	1,717	10,523	1,717
SC Ukrgasproduction	17,021	17,021	28,925

Certain property, plant and equipment with a cost of UAH 726 million were fully depreciated and are still in use as of 31 December 2007 (2006: UAH 800 million).

Certain of the Group’s property, plant and equipment with a carrying value of UAH 9 million were pledged as collateral for loans and borrowings as at 31 December 2007 (2006: UAH 1.8 billion) (Note 13). Additionally, property, plant and equipment together with all other assets of the Group were pledged as collateral for unpaid tax debt (Note 18).

Useful Lives

The useful lives of the assets for 2007 and 2006 are estimated as follows:

Pipelines and related equipment	5-45 years
Producing oil and gas properties	Unit of production
Machinery and equipment	5-30 years
Buildings	5-60 years
Drilling and exploration equipment	4-25 years
Other fixed assets	3-20 years
Technological oil and gas	Indefinite

Other fixed assets comprise vehicles, fixtures, furniture, office and other equipment.

8.	Investments

	2007	2006
Investment in associate	6,539	6,539
Investments in joint ventures	119	442
Investments available-for-sale	823	381
Other investments, net of impairment of UAH 428 million and UAH 181 million for 2007 and 2006, respectively	977	1,137

	8,458	8,499

31

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Investment in associate

Starting from 2006, the Company ceased consolidation of Ukrnafta and accounted for its investment in Ukrnafta using the equity method (Note 3.1). Ukrnafta is the largest oil producing company in Ukraine. Ukrnafta is composed of thirty production and maintenance units, including six oil and gas production branches, three drilling enterprises and three gas processing plants. In 2007, Ukrnafta produced approximately 3,161 thousand metric tons of crude oil and condensate (2006: 3,017 thousand metric tons), 3,238 million cubic meters of gas (2006: 3,332 million cubic meters), and 196,2 thousand metric tons of liquefied gas (2006: 163 thousand metric tons).

Since Ukrnafta has not issued IFRS consolidated financial statements for 2007 as at the date of these consolidated financial statements, the Group accounted for its investment in Ukrnafta as of 31 December 2007 at carrying amount of the net assets determined as of 31 December 2006 and, consequently, it was unable to record its share in Ukrnafta’s 2007 net results.

The movement in investments in Ukrnafta was as follows:

	2007	2006
Balance at 1 January	6,539	—
Change in accounting for Ukrnafta	—	5,331
Share of results	—	1,208

Balance at 31 December	6,539	6,539

The following table presents summarized financial information of the Group’s investment in Ukrnafta as of 31 December 2006:

Share in the associate’s balance sheet:

Current assets	907
Non-current assets	7,589
Current liabilities	(531)
Non-current liabilities	(1,400)
Minority interest	(26)

Net assets / Carrying amount of the investment	6,539

Investment in joint ventures

The following table illustrates summarised information on the financial position and operations of the Group’s joint ventures (share attributable to the Group):

	2007	2006
Current assets	61	2,616
Non-current assets	77	273

	138	2,889

Current liabilities	(17)	(2,141)
Non-current liabilities	(2)	(306)

	(19)	(2,447)

Net assets	119	442

Revenue	58	8,445
Operating costs	(35)	(7,942)

Profit before income tax	23	503
Income tax expense	(1)	(138)

Net profit/(loss)	22	365

32

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Investments available for sale

Unquoted shares are carried at cost net of impairment losses. The fair value of quoted shares is determined by reference to published price quotations in an active market.

In 2006, the Group accounted for its investment in joint-venture Ukrgaz-Energo in accordance with the equity method of accounting. As a result of a change in the extent of influence over the operational and financial activity of Ukrgaz-Energo, due to the circumstances described in Note 3.4, starting from 1 January 2007 the Group ceased to account for its investment in Ukrgaz-Energo in accordance with the equity method of accounting, and determined classification and measurement of investment in Ukrgaz-Energo as available-for-sale investment within the scope of IAS 39, Financial instruments: recognition and measurement.

As of 31 December 2007, available-for-sale investments included quoted shares at fair value of UAH 402 million, which are restricted in use until the Group settles obligation in the amount of UAH 303 million according to the court decision. The Group included corresponding obligation in the amount of provision for litigation (Note 14).

Other investments

Several investees of the Company have not prepared financial statements under IFRS and, consequently, it was not practical to consolidate these investments or account for these companies under the equity method in the accompanying consolidated financial statements. Thus, such investments are presented as other investments and carried at cost, net of impairment, in the consolidated financial statements. The Company reassesses impairment reserve for such investments at each reporting date.

Included in Other investments are equity stakes in Ukrtatnafta and 105 other entities mainly represented by regional gas distribution companies.

9.	Inventories

	2007	2006
Crude oil, natural gas and petroleum products	1,577	921
Tools and spare parts	1,341	1,112
Materials for extraction, drilling and gas processing	105	107
Other goods, materials and supplies (at fair value less costs to sell)	35	33

	3,058	2,173

As at 31 December 2007, certain of the Group’s inventories amounting to approximately UAH 415 million (2006: UAH 539 million) were provided as security for outstanding loans (Note 13).

10.	Trade and other receivables

	2007	2006
Trade accounts and notes receivable from third parties	8,719	8,715
Trade accounts and notes receivable from related parties	6,848	5,421
Receivable for tariff subsidy from State budget	707	—
Other receivables	1,234	1,238

	17,508	15,374
Less: Allowance for doubtful accounts	(13,084)	(11,886)

	4,424	3,488

Movements in allowance for impairment of trade and other receivables were as follows:
	2007	2006
Balance at 1 January	11,886	12,973
Increase / (decrease) for the year	1,198	(398)
Amount written off	—	(689)

Balance at 31 December	13,084	11,886

As at December 2007 trade and other receivables from third parties amount to UAH 2,176 million (2006: UAH 2,318 million), net of allowance for doubtful accounts.

33

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

As at 31 December 2007 and 2006, the analysis of trade receivables from third parties that were past due but not impaired is as follows:

	Total	Neither past due nor impaired	Past due but not impaired
			<30 days	30-60 days	60-90 days	90-120 days	>120 days
2007	2,176	1,454	261	151	97	66	147
2006	2,318	1,820	134	136	71	50	107

11.	Prepayments and other current assets

	2007	2006
Prepayments to suppliers	1,299	1,286
Recoverable value added tax	793	1,884
Prepaid taxes other than income tax	264	175
Prepaid income tax	—	19

	2,356	3,364
Less: Allowance for non recoverable amounts	(1,018)	(986)

	1,338	2,378

12.	Equity

As at 31 December 2007 and 2006, the registered, issued and fully paid share capital of the Company was UAH 5,564,714,000 comprising 5,564,714 common shares with a par value of UAH 1,000. The share capital of the Company was registered in 2001 by the State Commission on Securities and Stock Exchange.

The value of share capital of UAH 9,721 million reflected in these consolidated financial statements has been determined in accordance with the provisions of IAS 29, applying conversion factors derived from the Consumer Price Index to the amount of the Company’s share capital.

13.	Loans and borrowings

Non-current loans and borrowings were comprised of the following as at 31 December 2007 and 2006:

Bank	Currency	Effective interest rate, %	Maturity	2007	2006
Non-current
Standard Bank London Limited (Eurobonds)	USD	8.61	2009	2,499	2,501
Unsecured bank borrowings from foreign banks	USD	6.51-8.25	2008-2012	7,432	6,855
Unsecured bank borrowings from foreign bank – Ukrtransnafta	USD	7.5-10.7	2008-2013	602	601
Unsecured borrowings from Ukrainian government agencies	UAH	12	2012	175	—
Other loans and borrowings	UAH / USD	11-20	2008	55	86

Current portion of long-term debt				10,763	10,043
				(1,352)	(499)

Total non-current debt				9,411	9,544

34

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Standard Bank London Limited

In September 2004, the Company obtained a loan amounting to USD 500 million from Standard Bank London Limited. This loan was funded by 8.125% loan participation notes (“Eurobonds”) issued for the sole purpose of financing a loan from Standard Bank London Holding PLC to Standard Bank London Limited. Standard Bank London Limited used the proceeds of the loan to finance the loan to Naftogas of Ukraine.

The obligations of Standard Bank London Holding PLC to make payments under the notes constitutes an obligation only to pay to the noteholders an amount equal to and in the same currency as sums of principal, interest and/or additional amounts (if any) actually received by or for the account of Standard Bank London Holding PLC pursuant to the loan agreement between Naftogas of Ukraine and Standard Bank London Limited.

The loan maturity date is 30 September 2009. Interest payments are made semi-annually in arrears on 30 March and 30 September of each year.

The loan ranks equal pari-passu with the Company’s other outstanding unsecured and unsubordinated indebtedness.

Unsecured bank borrowings from foreign banks

Unsecured bank borrowings represent outstanding amount of loans received by the Group in 2004 – 2007 from foreign banks.

Unsecured bank borrowings rank pari-passu with the Company’s other outstanding unsecured and unsubordinated indebtedness. One of these loan agreements contains a currency option whereby the lenders may elect to receive repayment of amounts due in US Dollars or to receive an amount equal to the US Dollar amount converted into Swiss Francs using the exchange rate for Swiss Francs at the drawdown date.

The loan agreements from foreign banks mentioned above contain certain affirmative, financial and negative covenants and restrictions. In the event that Naftogas of Ukraine breaches any covenant or is not in compliance with any of the restrictions of the respective loan agreement, the lender has the right, at its discretion, to declare outstanding indebtedness immediately due and payable.

Among other covenants and restrictions, contained in the loan agreements, the most significant are as follows:

•

the Company shall keep its properties which are of an insurable nature insured with insurers believed to be of good standing against loss or damage to the extent that property with similar character is usually so insured by corporations in the same jurisdictions similarly situated and owing like properties;

•	the Company and its subsidiaries shall not enter into any type of reorganisation or restructuring, including, but not limited to merger, accession, division, separation or transformation;

•

Naftogas of Ukraine shall not permit consolidated net indebtedness to exceed 75% of the consolidated net worth and shall procure that, of such permitted consolidated net indebtedness, the aggregate indebtedness of all consolidated subsidiaries shall not be greater than an amount equal to 30% of consolidated net worth;

•

the Company and its subsidiaries shall pay or discharge, before the same shall become overdue, all taxes, assessments and governmental charges, unless (a) the payment of such amount is being contested or (b) is less than USD 20 million and outstanding for less than 10 days from the day of levy or imposition;

•

the agreement with Standard Bank London Limited (Eurobonds) envisages that on each interest payment date, Naftogas of Ukraine shall deliver written notice in the form of the Officer’s Certificate stating whether default or any event of default has occurred, certain agreements with other foreign banks envisage that such written notice shall be delivered on request of the creditors;

•

The Company shall supply to the lenders as soon as the same is available (and in any event within 210 (180) days of the end of each of its financial years) the audited consolidated accounts for that financial year prepared in accordance with IFRS;

•	the Company is required to supply other types of financial and non-financial information either at the dates stated in the loan agreements or upon occurrence of certain events.

Additionally, if the following events occur and be continuing, the lenders shall be entitled to certain default remedies, including declaring all amounts payable to be immediately due and payable:

•	The aggregate amount of unsatisfied judgments, decrees or orders of courts exceeds USD 25 million, unless such judgment is being contested;

35

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

•	Naftogas of Ukraine is in default on any of its indebtedness exceeding USD 20 million;

•	Any governmental authority or court takes any action that has a material adverse effect;

•	Any event or series of events occurs that has a material adverse effect;

•	Naftogas of Ukraine ceases to carry on its principal business;

•	The State of Ukraine ceases to be the beneficial owner of more than 50% of the shares of Naftogas of Ukraine

The above-described agreements are governed by English law. Amongst the covenants set out in the loan agreements, there are subjective acceleration clauses which allow lenders to determine the event of default by reference to the material adverse effect on the Group’s business or actions taken by the governmental authorities that may lead to a material adverse effect on the Group’s operations. While the material adverse effect on the Group’s business may be declared at the discretion of the lenders, management currently does not believe that the lenders will declare a material adverse effect solely as a result of events described in Note 2. However, if the lenders declare an event of default, it would have a material adverse impact on the Group’s operating activities and financial position.

In 2007 and subsequent to the year end, the Company did not comply with the covenant stipulated in the agreements with foreign banks requiring timely submission of the audited IFRS consolidated financial statements for 2006 and 2007, respectively. This gives the lenders the right to issue a notice requiring remediation of this breach under the loan agreement. If this breach is not remedied within 30 days, this gives the lender the right to issue a notice of default. As at the date of issue of these consolidated financial statements, Naftogas of Ukraine had not received such a notice to remedy the breach. Instead, certain but not all lenders have granted a waiver, effective until 31 December 2008, of the obligation of the Company to deliver its audited consolidated financial statements for the financial year 2007. IFRS consolidated financial statements for 2006 were issued on 22 April 2008.

In 2007 and subsequent to the year end, the Company repaid all currently due amounts related to its loans and borrowings according to the repayment schedule including repayment of principal and accrued interest.

In 2009 the Group is required to repay approximately of USD 783 million of loan principal and interest accumulated in 2007 and USD 175 million and UAH 8,522 million incurred in 2008 up to the date of issuance of these consolidated financial statements.

Unsecured bank borrowings from foreign banks—Ukrtransnafta

In 2006, Ukrtransnafta entered into a loan agreement with a foreign bank with the purpose of refinancing the existing credit facility attracted for the purchase of technological oil. The loan is repayable in 20 equal quarterly instalments starting from September 2008.

Unsecured borrowings from Ukrainian government agencies

In 2007, one of the Company’s subsidiary obtained a loan from the State Innovative Finance and Credit Institution recognized at fair value of UAH 175 million.

Current loans and borrowings were comprised of the following as at 31 December 2007 and 2006:

Bank	Currency	Effective interest rate, %	2007	2006
Current
Borrowings from foreign banks	USD	8.25-8.85	606	1,518
Borrowings from Ukrainian banks	UAH/USD	10.00-19.00	1,501	420
Other loans and borrowings	UAH/USD	11.00-20.00	—	184

			2,107	2,122

Current portion of long-term debt			1,352	499

Total current debt			3,459	2,621

Other current and non-current loans and borrowings are secured by certain contractual rights for a total amount of UAH 3,769 million (2006: UAH 1,862 million), inventories and property, plant and equipment of the Group (see Notes 7 and 9).

36

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

14.	Provisions

	Decommissio ring provision	Retirement benefit obligation	Provision for litigation	Total
At 1 January 2007	136	456	5,375	5,967
Arising during the year	35	148	808	991
Unwinding of discount	17	—	—	17
Utilised	(4)	(36)	—	(40)
Unused amounts reversed	—	—	(75)	(75)

At 31 December 2007	184	568	6,108	6,860

Current 2007	—	47	6,108	6,155
Non-current 2007	184	521	—	705

	184	568	6,108	6,860

Current 2006	—	36	5,375	5,411
Non-current 2006	136	420	—	556

	136	456	5,375	5,967

Decommissioning provision

The decommissioning provision represents the present value of decommissioning costs relating to oil and gas properties.

Provision for litigation

The Group is a defendant in a number of lawsuits. The provision for litigation represents management’s assessment of the probable losses resulting from a negative outcome of the lawsuits, including those with the tax authorities in respect of fines and penalties relating to overdue income tax, VAT and rent tax.

Retirement benefit obligation

The following tables summarise the components of net benefit expense recognised in the consolidated income statement and amounts recognised in the consolidated balance sheet for the retirement benefit plan.

Benefit expense	2007	2006
Current service cost	82	60
Interest cost on benefit obligation	34	52
Past service cost: non-vested	13	11
Past service cost: vested	7	17

Benefit expense	136	140

Benefit liability	2007	2006
Present value of unfunded obligation	606	592
Unrecognised past service cost	(38)	(136)

Benefit liability recognised in the consolidated balance sheet	568	456

The principal assumptions used in determining retirement benefit obligations for the Group’s plan are shown below:

	2007%	2006%
Future salary increase	7.5-12.0	7.5-12.0
Discount rate	8.5-12.0	8.5-12.0

37

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

15.	Other long-term liabilities

	2007	2006
Advance received from Gazprom	2,656	3,985
Interest-bearing restructured tax liabilities	802	778
Other long-term liabilities	210	69

	3,668	4,832
Less current portion of advance received from Gazprom (Note 16)	(1,329)	(1,329)

	2,339	3,503

In 2004, the Company received an advance from Gazprom amounting to USD 1,250 million for natural gas transportation through Ukraine to be carried out during 2005-2009.

Interest-bearing restructured tax liabilities are repayable by equal quarterly instalments during 2008-2009.

16.	Advances received and other current liabilities

	2007	2006
Taxes and similar charges payable	3,568	4,890
Current portion of advance received from Gazprom (Note 15)	1,329	1,329
Other advances received from customers	404	186
Settlements with employees	357	289
Other liabilities	92	7

	5,750	6,701

Taxes and similar charges payable include overdue tax debt for VAT and rent, which mainly arose in 2001-2002.

17.	Trade and other payables

	2007	2006
Trade accounts and notes payable	2,473	1,640
Trade accounts and notes payable to related parties (Note 19)	5,946	3,950

	8,419	5,590

18.	Commitments and contingencies

Operating environment

Ukraine continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Ukrainian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

The Ukrainian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The ongoing global financial crisis has resulted in capital markets instability, significant deterioration of liquidity in the banking sector, and tighter credit conditions within Ukraine. While the Ukrainian Government has introduced a range of stabilization measures aimed at providing liquidity and supporting debt refinancing of foreign debt for Ukrainian banks and companies, there continues to be uncertainty regarding the access to capital and cost of capital for the Group and its counterparties, which could affect the Group’s financial position, results of operations and business prospects.

While management believes it is taking appropriate measures to support the sustainability of the Group’s business in die current circumstances, unexpected further deterioration in the areas described above could negatively affect the Group’s results and financial position in a manner not currently determinable.

Legal

In the ordinary course of business, the Company is subject to legal actions and complaints. Management believes that the ultimate liability, if any, arising from such actions or complaints will not have a material adverse effect on the financial condition or the results of future operations of the Group except for those included in the provision for litigation (Note 14). As at 31 December 2007, management estimates legal contingencies to be approximately up to UAH 853 million (2006: UAH 733 million).

38

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Tax risks

The Group’s operations and financial position will continue to be affected by developments in Ukraine including the application of existing and future legislation and tax regulations.

As at 31 December 2007 and 2006 the Group had significant overdue tax debts mainly originated during 2001-2002. The tax authorities have appealed to the court to collect this debt and pledged assets according to established procedures of the Company as collateral for outstanding tax debt.

The Group is a defendant in a number of lawsuits with the tax authorities. Where the risk of outflow of additional resources caused by the uncertainties associated with the Ukrainian legislation and regulations regarding taxation is deemed to be probable and the amount is reasonably determinable, as at 31 December 2007 and 2006, the Group has accounted for those contingencies as a component of provision for litigation (see Note 14). Additionally, the Group has identified possible tax contingencies, which based on management best estimates are not required to be accrued. Such contingencies may materialise and require the Group to pay additional amount of taxes and other withholdings. As at 31 December 2007, management estimates such contingencies not to exceed UAH 14 billion.

State influence over Group’s operations

The operation of oil and gas facilities is of great importance to Ukraine for various reasons including economic, strategic and national security considerations. The Ukrainian government is able to exercise significant influence over the Group’s operations through its ownership rights in Naftogas of Ukraine. Such influence may result in social and economic initiatives that may have a negative impact on the Group’s current and future operations. Management is unable to estimate the level of influence that may be imposed in the future and the potential impact on its financial position and results of operations.

State regulation of the Group

The State of Ukraine, represented by the Cabinet of Ministers of Ukraine, is the sole owner of Naftogas of Ukraine. The Ukrainian Government controls the Group’s operations through participation in the shareholders’ meetings and Supervisory Board as well as through the appointment of the Chairman of the Board and deputies.

The Government and its agencies (such as NKRE) monitor the Group’s compliance with the Ukrainian regulations set for the oil and gas market. The Government reserves the general authority to regulate tariffs and, directly or through government agencies, regulates the upper level of the tariffs and prices for principal activities of the Group. This fact together with other economic, juridical and financial uncertainties in Ukraine has and may continue to have implications on the future activity of the Group.

Ukrainian law mandates the Government to identify those companies in strategic industry sectors, the privatisation of which is prohibited. Currently, Naftogas of Ukraine and its subsidiaries are identified as such companies.

The Government has previously required Naftogas of Ukraine to supply goods and services to customers at prices that may not be in the best interest of the Group. The Government sets the price level for gas delivered by Naftogas of Ukraine to the end customers. Pursuant to its charter, Naftogas of Ukraine was formed with a view to securing the effective functioning and development of the Ukrainian oil and gas infrastructure and satisfy customer demand for fuel and energy resources. To the extent that the Government permits or requires these functions to override profit-maximisation, the Group’s financial position may be adversely affected.

Possible return of subsidiaries and Group assets to the State

In 1998, upon creation of the Company, the Government contributed to the statutory fund of Naftogas of Ukraine shares of certain joint-stock companies established by the State. These joint-stock companies included pipeline “Druzhba” and Prydniprovsky long-distance pipeline, lately reorganised into Ukrtransnafta, Ukrspetstransgas, Chornomornaftogas, Ukrnafta and fifty four regional gas distribution companies. The Government may transfer ownership or control of all or part of Naftogas of Ukraine’s equity interests in such joint-stock companies and the whole Ukrainian oil and gas transportation systems and storage facilities forming state-owned assets not subject to privatisation (see below) to other companies or Government agencies, which could have a material adverse effect on Naftogas of Ukraine’s business and results of operations.

39

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

State property not subject to privatisation

In 1999, the Company entered into an agreement “On use of state property not subject to privatisation” (further - the “Agreement”) with the State Property Fund and received into operational management oil and gas transportation systems of Ukraine. Pursuant to the Agreement, the Company is required, inter alia, to manage oil and gas trunk and distribution pipelines owned by the State of Ukraine and forming state property (further - “state property not subject to privatisation”), keep the state property in good operational condition, utilise it for the intended use and transfer 50% of profits derived from such exploitation to the State. The amount of such transfer can be reduced by the amount of reinvestments for renovating and technical development of the Group’s assets, as agreed with the Ministry of Economy (see below).

The Agreement’s term is one year and it is prolonged automatically each year, unless terminated by notice from either party, and is binding on the legal successors of each party. Historically, the agreement has been prolonged automatically, since neither party initiated its termination. It may be terminated in case the assets that are the subject of the Agreement cease to be state property, or if a court decides that a breach of the terms and conditions of the Agreement has occurred. As the state property not subject to privatisation forms an essential part of the Group’s business (Note 7), the future operations and financial performance of the Group is dependent on the prolongation of the Agreement. The Company’s management believes that despite any potential change in the provisions of the Agreement, the Group will act as operator of the state property in the oil and gas sector for the foreseeable future.

Determination of profits derived from the use of State property not subject to privatisation

According to the terms and conditions of the agreement “On use of state property not subject to privatisation” (see above), the Group is liable to the State for use of these assets. The agreement stipulates the payments to the State to be estimated as 50% of the profit earned from use of the assets as reduced by the amount of reinvestments for renovating and technical development of the Group assets, as agreed with the State.

The Agreement does not provide for a mechanism for calculation of the state share of profit generated from the assets under operational management. Also, the mechanism for reconciling the qualifying investments between the Group and the State has never been enacted. Therefore, there is an uncertainty as to the measurement of the liability to the State, if any, resulting from the use of the state-owned assets. Historically, the Group never paid any fees related to usage of the above-mentioned assets. The Group believes that had the mechanism for calculating the state portion of profit been determined by the State, the qualifying reinvestments made by the Group would be in excess of 50% of profit earned from the use of the assets. Accordingly, no provision for potential liability in this regard is recognised in these consolidated financial statements.

Licensing

The State has control over the licensing for conducting oil and gas exploration and production. In accordance with the current legislation, separate licenses are required for exploration, development and production activities for each oil and gas field. The legislation also requires obtaining licenses for oil and gas transportation, supply and storage. Licenses are given for a period from two to twenty years with a right to prolong them for a similar period.

Capital commitments

The Company’s oil and gas transportation subsidiaries have construction programs for 2008, which call for expenditures of approximately UAH 4 billion. The construction programs envisage construction and modernisation of pipelines and related facilities.

The Group has entered into certain agreements for the acquisition of property, plant and equipment, and exploration and development of oil and gas fields, resulting in a capital commitment for 2008 of UAH 700 million.

19.	Related party disclosures

As Naftogas of Ukraine is controlled by the State, the majority of related party transactions presented below are with related parties, which are also controlled by the State and with non-consolidated investees. The majority of transactions and related balances (as disclosed below) are attributable to the sale of natural gas.

40

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

The following table provides the total amount of transactions, which have been entered into with related parties for the relevant financial year and balances at the year-end (Notes 10 and 17):

Related party		Amounts owed to related parties	Sales	Purchases and miscellaneous costs	Amounts owed by related parties
Non-consolidated subsidiaries and associates not accounted for under equity method	2007	(339)	(6,242)	354	1,059
	2006	(376)	(5,080)	2,466	981
Associates and joint-ventures	2007	(4.917)	(2,033)	13,121	285
	2006	(3,114)	(160)	5,242	107
Other related parties - state-owned entities	2007	(690)	(544)	201	199
	2006	(460)	(96)	338	82

Sales to related parties mainly represent the sale of natural gas made by the Company and Gas of Ukraine and the rendering of transportation services by Ukrtransgas to local gas distribution companies. Amounts owed by related parties are stated net of allowance of UAH 5,305 million (2006: UAH 4,251 million).

20.	Financial risk management objectives and policies

The Group’s principal financial instruments comprise loans and borrowings, cash and cash equivalents and promissory notes. The main purpose of these financial instruments is to fund the Group’s operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations. The Group does not enter into derivative transactions to manage the interest rate and currency risks arising from the Group’s operations and its sources of finance. During the year the Group did not undertake trading in financial instruments.

The main risks arising from the Group’s financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit and concentration risk. The Group reviews and agrees policies for managing each of these risks and they are summarised below.

Interest rate risk

The Group’s principal interest rate risk relates to current and non-current loans and borrowings as disclosed in Note 13 above. The Group had exposure to the risk of changes in market interest rates as at 31 December 2007 and 2006 as it had interest-bearing borrowings with floating interest rates based on LIBOR. The Group’s policy is to manage its interest cost using a mix of fixed and variable rate debts. The Group has not entered into transactions designed to hedge against interest rate risk. The Group has no significant interest-bearing assets.

The following tables demonstrate the sensitivity to a reasonable possible change in interest rates, with all other variables held constant, of the Group’s profit before tax through the impact on floating rate borrowings.

2007	Increase/decrease in interest rate	Effect on profit before tax
LIBOR	0.75%	(46)
LIBOR	-1.25%	78

2006	Increase/decrease in interest rate	Effect on profit before tax
LIBOR	0.50%	(37)
LIBOR	-1.00%	74

Foreign currency risk

The Group has foreign currency exposures relating to buying and financing in currencies other than the local currency. More specifically, the Group is exposed to foreign currency risk relating to purchases of natural gas

41

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

as the Group’s key suppliers import natural gas at prices denominated in US dollars. The Group was also granted a number of credit facilities denominated in foreign currencies. The balance sheet of the Group can be affected significantly by exchange rate fluctuations of the US dollar in relation to the Ukrainian hryvnia. Additionally, one of the loan agreements of the Company contains currency option (Note 13).

The Group did not seek to hedge these exposures. As at 31 December 2007, the exchange rate of Ukrainian hryvnia as established by the National Bank of Ukraine was 5.05 to US Dollar (5.05 at 31 December 2006). The rate at the date of issue of these financial statements was 7.7 to US Dollar.

The following tables demonstrate the sensitivity to a reasonably possible change in the foreign exchange rate, with all other variables held constant, of the Group’s profit before tax due to changes in the carrying value of monetary assets and liabilities.

	Increase/decrease in foreign currency exchange rates	Effects on profit before tax
31 December 2007
UAH/EUR	45.00%	7
UAH/EUR	-9.20%	(1)
UAH/USD	52.00%	(3,572)
UAH/USD	-3.00%	207
UAH/RUR	7.10%	(5)
UAH/RUR	-7.10%	5

31 December 2006
UAH/EUR	9.30%	—
UAH/EUR	-9.30%	—
UAH/USD	2.90%	(168)
UAH/USD	-2.90%	168
UAH/RUR	7.30%	—
UAH/RUR	-7.30%	—

Credit risk

The Group trades on credit with legal entities. It is the Group’s policy that customers who wish to trade on credit terms are subject to credit verification procedures and significant receivable balances are monitored on an ongoing basis. However, the Group currently is following state imposed regulations (see Note 18) and is mandated to supply significant volumes of natural gas to the population and state-owned entities irrespective of their creditworthiness, with the result that the Group’s exposure to bad debts may be significant.

With respect to credit risk arising from other financial assets of the Group, which comprise cash and cash equivalents, and certain available-for-sale financial assets, the Group’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

The Group has not entered into transactions designed to hedge against these credit risks.

Concentration risk

Financial instruments that potentially subject the Group to significant concentration risk consist principally of prepayments to suppliers and trade accounts payable. Concentration risk with respect to prepayments to suppliers and accounts payable is relatively high due to a continuous increase in the share of purchases from the same major suppliers. In 2007 the Group purchased gas from one major external supplier—CJSC Ukrgaz-Energo. In 2006 the Group purchased gas from RosUkrEnergo AG Company and CJSC Ukrgaz-Energo, which represented approximately 63% and 37% of the gas purchased externally.

Capital risk management

The Group considers debt and shareholder’s equity to be its primary capital resources. The primary objective of the Group’s capital management is to insure that it maintains a strong credit rating and healthy capital ratios in order to support its business.

42

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

The Group monitors capital using a gearing ratio, which is net debt divided by equity plus net debt. The Group includes within net debt, interest bearing loans and borrowings, trade and other payables, less cash and short-term deposits.

The Group’s capital management policies aim to ensure and maintain an optimal capital structure to reduce the overall cost of capital and flexibility relating to the Group’s access to capital markets.

	2007	2006
Interest bearing loans and borrowings	12,872	12,165
Accounts payable and accrued liabilities	16,503	15,248
Less cash and cash equivalents	(638)	(1,247)

Net debt	28,737	26,166

Equity	56,239	54,875

Capital and net debt	84,976	81,041

Gearing ratio	34%	32%

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of credit terms provided by suppliers and bank loans. The Group analyses aging of its assets and maturity of its liabilities and plans its liquidity depending on expected repayment of various instruments. In case of insufficient or excessive liquidity the Group reallocates resources and funds to provide optimal financing of its business needs.

The Group’s principal sources of funds have been obtained from its cash flow from operating activity and loans and facilities provided by a number of lenders as described in Note 13. Credit facilities are used by the Group primarily for financing its investment in property, plant and equipment and working capital. As at 31 December 2007, the Group’s current liabilities exceeded its current assets by UAH 16,238 million. The Company’s management believes that the Group will be able to improve its liquidity position through adopting measures described in Note 2.

The table below summarises the maturity profile of the Group’s financial liabilities as at 31 December, 2007 based on contractual undiscounted payments.

Year ended 31 December 2007	On demand	Less than 3 months	3 to 12 months	1 to 2 years	2 to 5 years	After 5 years	Total
Fixed-rate interest bearing loans and borrowings	—	(528)	(1,406)	(2,898)	(466)	(61)	(5,359)

Variable-rate interest bearing and borrowings	—	—	(1,930)	(1,404)	(6,239)	—	(9,573)

Trade and other payables	(156)	(723)	(1,594)	—	—	—	(2,473)

Payables to related parties	(773)	(593)	(4,393)	—	—	—	(5,759)

Other liabilities	(12)	(1,082)	(4,833)	(1)	(1)	—	(5,929)
Long-term payables	—	—	(60)	(863)	(4)	(2)	(929)
Non-interest bearing debts	(941)	(2,398)	(10,880)	(864)	(5)	(2)	(15,090)

	(941)	(2,926)	(14,216)	(5,166)	(6,710)	(63)	(30,022)

43

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Year ended 31 December 2006	On demand	Less than 3 months	3 to 12 months	1 to 2 yam	2 to 5 years	After 5 yarn	Total
Fixed-rate interest bearing loans and borrowings	—	(10)	(1,300)	(275)	(3,111)	(184)	(4,880)

Variable-rate interest bearing and borrowings	—	(1,020)	(1,153)	(1,838)	(5,861)	(429)	(10,301)

Trade and other payables	(67)	(492)	(1,053)	(6)	(22)	—	(1,640)

Payables to related parties	(154)	(3,264)	(320)	—	—	—	(3,738)

Other liabilities	(56)	(414)	(6,018)	(16)	—	—	(6,504)

Long-term payables	—	—	—	(830)	(4)	—	(834)

Non-interest bearing debts	(277)	(4,170)	(7,391)	(852)	(26)	—	(12,716)

	(277)	(5,200)	(9,844)	(2,965)	(8,998)	(613)	(27,897)

21.	Fair value of financial instruments

Set out below is a comparison by category of carrying amounts and fair values of all of the Group’s financial instruments that are carried in the financial statement:

	Carrying amount		Fair value
	2007	2006	2007	2006
Financial assets
Cash	587	865	587	865
Trade and other receivable	4,424	3,488	4,424	3,488
Investments available-for-sale	823	381	823	381

Financial liabilities
Accounts payable and accrued liabilities	(8,419)	(5,590)	(8,419)	(5,590)
Interest bearing loans and borrowings	(12,870)	(12,165)	(12,870)	(12,165)

44

EXHIBIT F

National Joint Stock Company “Naftogas of Ukraine” Consolidated Financial Statements Year ended 31 December 2008 Together with Independent Auditors’ Report

CONTENTS

INDEPENDENT AUDITORS’ REPORT	1

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Income Statement	4
Consolidated Balance Sheet	5
Consolidated Statement of Changes in Equity	6
Consolidated Cash Flows Statement	7

1. Corporate information	8
2. Going concern	8
3.1 Basis of preparation	11
3.2 Changes in accounting policies	11
3.3 Significant accounting judgments, estimates and assumptions	12
3.4 Summary of significant accounting policies	14
3.5 Standards issued, but not yet effective	22
4. Segment information	26
5. Revenues and expenses	29
6. Income tax	31
7. Property, plant and equipment	32
8. Investments	35
9. Inventories	37
10. Trade and other receivables	37
11. Prepayments and other current assets	38
12. Equity	38
13. Loans and borrowings	38
14. Provisions	41
15. Other long-term liabilities	42
16. Advances received and other current liabilities	42
17. Trade and other payables	42
18. Commitments and contingencies	43
19. Related party disclosures	45
20. Financial risk management objectives and policies	46

INDEPENDENT AUDITORS’ REPORT

To the shareholder of National Joint Stock Company “Naftogas of Ukraine”

We have audited the accompanying consolidated financial statements of National Joint Stock Company “Naftogas of Ukraine” (referred to herein as the “Company”) and its subsidiaries (collectively referred to herein as the “Group”), which comprise the consolidated balance sheet as at 31 December 2008, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Qualified Opinion

(i) As discussed in Note 8 to the consolidated financial statements, the Company has an investment in associate, JSC Ukrnafta, with the carrying amount under the equity method of UAH 6,794 million as at 31 December 2008 (31 December 2007: UAH 6,539 million). International accounting standard (“IAS”) 28, Investments in Associates, requires the application of the equity method to investments in associates, under which the investment in an associate is initially recognized at cost and its carrying amount is increased or decreased

1

to recognize the Group’s share of the profit or loss of the investee after the date of acquisition. Since JSC Ukrnafta historically issued individual consolidated financial statements after the date the Group’s consolidated financial statements were authorized for issue, the Group’s share of changes in net assets of JSC Ukrnafta for the year ended 31 December 2007 were recognized in the consolidated income statement and consolidated statement of changes in equity for 2008, while the Group’s share of changes in net assets of JSC Ukrnafta for 2008 year were not reflected in the accompanying consolidated financial statements. We were unable to determine the effect of this departure from IFRS.

(ii) As further discussed in Note 8 to the consolidated financial statements, the Company has investments in certain subsidiaries and associates carried at cost (less an allowance for impairment) of UAH 929 million and UAH 977 million as at 31 December 2008 and 2007, respectively. IAS 27, Consolidated and Separate Financial Statements, and IAS 28, Investments in Associates, requires the Company to consolidate all subsidiaries and to apply the equity method to all investments in associates in its consolidated financial statements. We were unable to determine the effect of these departures from IFRS.

Qualified Opinion

In our opinion, except for the effects on the consolidated financial statements of the matters described in the Basis for Qualified Opinion paragraphs, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2008, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

(i) We draw attention to Note 2 to the consolidated financial statements which indicates that the Group incurred a net loss attributable to equity holders of UAH 1,942 million for the year ended 31 December 2008 and as at 31 December 2008 the Group’s current liabilities exceeded its current assets by UAH 14,012 million. As described in Note 2, the realization of the Group’s 2009 financial plan approved by the Government of Ukraine is dependent on the Group’s ability to monetize the state bonds contributed to the Group by the Government of Ukraine and on the availability of new loans from commercial banks. Also, the Group has started negotiations with its lenders in order to restructure its borrowings. However, currently there is no certainty that all measures included in the approved financial plan will be successfully implemented or that the restructuring of the Group’s borrowings will be successfully completed. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty which may cast significant doubt about the Group’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to amounts and classification of liabilities that may be necessary if the Group is unable to continue as a going concern.

(ii) We draw attention to Note 18 to the consolidated financial statements, which discloses the fact that the operations and financial performance of the Group are dependent on the ability of the Group to prolong its agreement with the State Property Fund of Ukraine (further - the “Agreement”) which regulates the operational management of certain state-owned assets, forming an essential part of the Group’s property, plant and equipment. This agreement, being concluded for a one year term, has been prolonged automatically each year since neither party has initiated its termination.

(iii) We further draw attention to Note 18 to the consolidated financial statements, which discloses the principles for determining the payments for the Group’s use of the state-owned

2

assets. The Group has made an estimate of these payments, and as a result has concluded that no obligation arises from the use of the state-owned assets as at 31 December 2008 and 2007. Due to the absence in the Agreement of a precise formula to calculate the amount, an uncertainty exists that the mechanism of the computation adopted by the Group might be challenged by the State authorities. The ultimate outcome of this uncertainty cannot presently be determined, and, accordingly, no provision for any liability that may result has been made in the consolidated financial statements as at 31 December 2008 and 2007.

28 August 2009

3

National Joint Stock Company “Naftogas of Ukraine”

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2008

(in millions of Ukrainian hryvnia)

	Notes	2008	2007

Revenue	5	53,143	30,424
Tariff subsidy from State budget	5	6,677	2,002
Operating expenses	5	(55,585)	(27,754)

Gross profit		4,235	4,672

Share in profit of associate and joint ventures	8	341	22
Loss on disposal of property, plant and equipment		(71)	(52)
Impairment of property, plant and equipment		(874)	(169)
Net foreign exchange currency losses	5	(8,743)	(47)
Other income	5	5,781	180
Other expenses	5	(662)	(1,973)
Finance costs	5	(1,442)	(1,466)

(Loss)/profit before income tax		(1,435)	1,167

Income tax expense	6	(573)	(1,233)

Loss for the year		(2,008)	(66)

(Loss)/profit attributable to:
Equity holders of the parent		(1,942)	67
Minority interest		(66)	(133)

		(2,008)	(66)

These consolidated financial statements were authorised for issue on behalf of the Board of the Company on 28 August 2009.

Chairman of the Board	O. Dubyna
Chief Accountant	T. Aldarkina

The accompanying notes are an integral part of these consolidated financial statements

4

National Joint Stock Company “Naftogas of Ukraine”

CONSOLIDATED BALANCE SHEET

at 31 December 2008

(in millions of Ukrainian hryvnia)

	Notes	2008	2007
ASSETS
Non-current assets
Property, plant and equipment	7	85,316	87,660
Intangible assets		67	70
Investments	8	8,527	8,458
Deferred tax asset	6	2,689	1,950
Other non-current assets		1,072	1,045

		97,671	99,183

Current assets
Inventories	9	12,787	3,058
Trade and other receivables	10	8,051	4,424
Prepayments and other current assets	11	1,960	1,338
Restricted cash		544	51
Cash and cash equivalents		2,604	587

		25,946	9,458

TOTAL ASSETS		123,617	108,641

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital	12	9,721	9,721
Revaluation reserve		53,021	54,780
Accumulated losses and other reserves		(10,284)	(8,262)

		52,458	56,239
Minority interest		742	718

Total equity		53,200	56,957

Non-current liabilities
Loans and borrowings	13	16,719	9,411
Provisions	14	868	705
Other long-term liabilities	15	272	2,339
Deferred tax liability	6	12,600	13,533

		30,459	25,988

Current liabilities
Advances and other current liabilities	16	10,179	5,750
Trade and other payables	17	7,485	8,419
Provisions	14	2,666	6,155
Loans and borrowings	13	19,628	3,459
Income tax payable		—	1,913

		39,958	25,696

Total liabilities		70,417	51,684

TOTAL EQUITY AND LIABILITIES		123,617	108,641

The accompanying notes are an integral part of these consolidated financial statements

5

National Joint Stock Company “Naftogas of Ukraine”

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2008

(in millions of Ukrainian hryvnia)

	Attributable to equity holders of the parent
	Share capital	Revaluation reserve	Accumulated losses and other reserves	Total	Minority interest	Total equity
At 31 December 2006	9,721	53,733	(8,579)	54,875	817	55,692
Assets transfer from shareholder	—	—	104	104	34	138
Transfer of revaluation reserve on disposed property, plant and equipment, net of tax	—	(62)	62	—	—	—
Available-for-sale investments, net of tax	—		84	84	—	84
Impairment charge to equity, net of tax	—	(49)	—	(49)	—	(49)
Changes of estimate in decommissioning liability, net of tax	—	(11)	—	(11)	—	(11)
Property, plant and equipment revaluation, net of tax	—	1,169	—	1,169	—	1,169

Total income and expense for the year recognized directly in equity	—	1,047	250	1,297	34	1,331
Net profit/(loss)	—	—	67	67	(133)	(66)

Total income and expense for the year	—	1,047	317	1,364	(99)	1,265

At 31 December 2007	9,721	54,780	(8,262)	56,239	718	56,957

Assets transfer from shareholder	—	—	82	82	90	172
Transfer of revaluation reserve on disposed property, plant and equipment, net of tax	—	(22)	22	—	—	—
Available-for-sale investments, net of tax	—	—	(117)	(117)	—	(117)
Impairment charge to equity, net of tax	—	(1,698)	—	(1,698)	—	(1,698)
Changes of estimate in decommissioning liability, net of tax	—	(39)	—	(39)	—	(39)
Changes in associate equity	—	—	(67)	(67)	—	(67)

Total income and expense for the year recognized directly in equity	—	(1,759)	(80)	(1,839)	90	(1,749)
Net loss	—	—	(1,942)	(1,942)	(66)	(2,008)

Total income and expense for the year	—	(1,759)	(2,022)	(3,781)	24	(3,757)

At 31 December 2008	9,721	53,021	(10,284)	52,458	742	53,200

The accompanying notes are an integral part of these consolidated financial statements

6

National Joint Stock Company “Naftogas of Ukraine”

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2008

(in millions of Ukrainian hryvnia)

	2008	2007
Operating activities
(Loss)/profit before income tax	(1,435)	1,167
Adjustment to reconcile profit before tax to net cash flows
Non-cash:
Finance costs, net	1,442	1,466
Loss on disposal of property, plant and equipment	71	52
Depreciation, depletion and amortisation	3,305	3,121
Impairment of property, plant and equipment	874	169
Impairment of available-for-sale investments	—	252
Provision (release)/charge	(3,365)	793
Payables written-off	(331)	(394)
Unrealised foreign exchange losses	5,762	47
Share in profit from associate and joint-ventures	(341)	(22)
Working capital adjustments:
Trade and other receivables	(11,011)	(2,203)
Inventories	(9,729)	(885)
Prepayments and other current and non-current assets	(2,732)	1,040
Trade and other payables	(199)	3,176
Advances and other liabilities	1,341	(1,652)
Income tax paid	(891)	(1,537)
Tariff subsidy received from State budget	7,384	1,295

Net cash flows (used in) from operating activities	(9,855)	5,885

Investing activities
Proceeds from property, plant and equipment sale	45	45
Purchase of property, plant and equipment and intangible assets	(3,667)	(5,803)
Purchase of available-for-sale investments	—	(78)
Withdrawal of restricted cash	—	331

Net cash flows used in investing activities	(3,622)	(5,505)

Financing activities
Proceeds from borrowings	30,125	10,634
Repayment of borrowings	(13,280)	(9,927)
Interests paid	(1,351)	(1,365)

Net cash flows (used in) from financing activities	15,494	(658)

Net increase/(decrease) in cash and cash equivalents	2,017	(278)

Cash and cash equivalents at 1 January	587	865

Cash and cash equivalents at 31 December	2,604	587

Supplemental disclosure of non-cash investing activity

Assets transfer from shareholder	172	138

The accompanying notes are an integral part of these consolidated financial statements

7

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

1.	Corporate information

National Joint Stock Company “Naftogas of Ukraine” (“Naftogas of Ukraine” or the “Company”) was created under the laws of Ukraine as an open joint stock company. The Company was founded in 1998 in accordance with the resolution of the Cabinet of Ministers of Ukraine dated 25 May 1998 on “Incorporation of National Joint Stock Company “Naftogas of Ukraine”.

Naftogas of Ukraine is a 100% State-owned company, which owns stakes in various companies forming the national system of oil and gas production, refinery, distribution and transportation. Nine subsidiaries (further – “consolidated subsidiaries”), forming an essential part of the oil and gas system of Ukraine, were consolidated into these financial statements (Note 3.1). The cumulative unaudited statutory net revenues, total assets and net assets of Naftogas of Ukraine and the consolidated subsidiaries represent 95% (2007: 95%), 95% (2007: 97%) and 98% (2007: 96%) of the respective total indicators of Naftogas of Ukraine and all its subsidiaries.

The Company and its consolidated subsidiaries (the “Group”) concentrate its business in three principal areas:

•	production of oil, gas and refinery products;

•	oil and gas transportation;

•	wholesale distribution of oil, gas and petroleum products;

The principal activities of the Group are further described in Note 4.

The Group conducts its business and has its major production facilities located in Ukraine.

The Company’s legal address is 6, B. Khmel’nytskogo street, Kyiv, Ukraine.

2.	Going concern

As of 31 December 2008 the Group’s current liabilities exceeded its current assets by UAH 14,012 million (2007: 16,238 million) and the loss attributable to equity holders of the parent for the year ended 31 December 2008 amounted to UAH 1,942 million (2007: profit attributable to equity holders of the parent 67 million).

The negative working capital as of 31 December 2008 was mainly due to the increase in short-term borrowings to UAH 19,628 million (2007: UAH 3,459 million) entered into for the purpose of settlement of trade payables for purchased gas which was injected in gas storage facilities. Increase in short-term borrowings was partialy due to foreign exchange currency losses of UAH 5,762 million related to translation of borrowings (Note 5).

Losses incurred by the Group in 2008 are resulted mainly from the devaluation of the Ukrainian hryvnya against the US dollar in the fourth quarter of 2008 (as indicated in Note 5, the Group incurred foreign exchange currency losses of UAH 8,743 million resulting from the translation into Ukrainian hryvnya of balances denominated in foreign currency) and the Group’s inability to pass on immediate increases in natural gas prices to its certain categories of ultimate customers (including residential consumers, state-financed entities and public utility companies). As stated in Note 18, the Government regulates tariffs and, either directly or through government agencies, regulates the maximum tariffs and prices the Group may charge for its principal sales activities.

The Ukrainian gas market experienced a number of significant transformations in 2006-2008.

On 4 January 2006, the Company signed a trilateral agreement (hereafter – the “Agreement”) with Gazprom (Russian Federation) and RosUkrEnergo AG (Switzerland) (hereafter – “RUE”). This agreement impacted the operations and liquidity of the Group in 2006 and 2007. As a result of the Agreement, there were significant changes in the Group’s operations including, among other things, the following:

•	The supply function of gas to Ukraine was assigned to RUE in 2006 and 2007.

•

The parties agreed to create a joint venture Ukrgaz-Energo between the Group and RUE (each party owning 50% of the shares in the joint venture company) for the purpose of selling gas, transferred from the Russian Federation to Ukraine, into the Ukrainian market in 2006 and 2007.

•

The gas transportation tariff charged by the Group for transporting Russian gas to Western Europe increased by 47% and was fixed until 2011, but starting 1 January 2008 the gas transportation tariff was again increased by 6% to USD 1.7 per each one hundred kilometers for transit services per each thousand of cubic meters of gas.

8

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

•	The price of imported gas for the Group substantially increased by approximately 73% during the year 2006.

With effect from 1 January 2007, the Group experienced a further increase in the price of imported gas of approximately 47% in 2007 compared to 2006 and, from 1 January 2008, a further 38% increase in the price of imported gas compared to 2007.

To react to the increase in the price of imported gas, the government adopted a number of consecutive increases in tariffs to raise the selling prices for gas consumed by residential consumers and public utility companies in 2008 and 2009. Any possible future increase in imported gas prices may require the government to adopt a further change in tariffs to raise the selling prices on the domestic market and (or) require the government to provide subsidies to the Group from the state budget.

In 2008 and 2009, the Group and the government of Ukraine implemented a series of actions on the gradual transition to direct contracts with gas suppliers and the resumption of gas distribution services to the industrial sector directed at restoring the Group’s monopoly status in the Ukrainian market.

In particular, on 12 March 2008, Naftogas of Ukraine and Gazprom signed a revised agreement (hereafter – the “Revised agreement”) which regulates the supply and distribution of gas in 2008. Subsequently, after execution of the Revised agreement, the Company signed an agreement with RUE on the import of natural gas in 2008. In accordance with the Revised agreement, starting from April 2008, the Group was supplied with sufficient volumes of gas to guarantee the renewal of gas distribution to its industrial customers including a volume of 3.2 billion cubic meters of gas (contracted volume is 7.5 billion cubic meters of gas) which the Group is obliged to supply to LLC Gazprom Zbut Ukraine, a subsidiary of Gazprom, for further distribution of gas to certain industrial customers.

On 19 January 2009, the Group entered into an agreement with Gazprom in respect of gas transit for the period 2009-2019. According to the agreement, the tariff on gas transit through the territory of Ukraine in 2009 will be USD 1.7 per one hundred kilometers for transit services per one thousand of cubic meters of gas. Starting from 2010, the tariff will be calculated using a formula approach with an expected increase of approximately 57-60% in 2010.

On 19 January 2009, the Group entered into an agreement with Gazprom (hereafter – the “New agreement”) on gas supply for the period 2009-2019. According to the New agreement, the price for gas in the first quarter of 2009 was USD 360 per one thousand cubic meters of gas, and starting from the second quarter of 2009 the price for gas is calculated using a formula approach. Due to a decrease in world prices for oil and oil products which are the underlying parameters of the formula, the weighted average purchase price for imported gas in 2009 is expected to be approximately USD 228 per one thousand cubic meters of gas. The New agreement on gas purchases contains a binding commitment to purchase certain volumes of gas. If this obligation is breached, a penalty varying from 150% to 300% of the cost of the volume of gas not purchased maybe applied.

From the date of these consolidated financial statements until 31 December 2009, the Group is required to make significant payments to settle debt maturing in 2009 (Note 13), and make payments for imported gas and other payments in the course of its operating activity. Between January and August 2009, the Group settled debt and payables for imported gas on a timely basis and in the full amount.

As a consequence of the increase in the price of gas and the impact of the global financial and economic crisis, starting from January 2009, demand for gas from Ukrainian industrial customers has decreased significantly. The payment discipline of different categories of customers also deteriorated. This decrease in demand for gas and the deterioration of the payment discipline among gas customers may negatively influence the ability of the Group to obtain sufficient cash inflow from its operating activities to settle its obligations in respect of bank loans, interest, payables for gas and other liabilities on their due dates.

As further discussed in Note 13, certain loan agreements with international financial institutions allow the lenders at their discretion to call an event of default on the occurrence of a material adverse effect on the Group’s business. However, management of the Group does not believe that the lenders will declare a material adverse effect solely as a result of the events described above.

Subsequent to the year end, the Company did not comply with the covenant stipulated in the agreements with the foreign banks requiring timely submission of the audited IFRS consolidated financial statements for 2008. This gave the lenders the right to issue a notice of non-compliance requiring remediation of this

9

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

breach under the loan agreement. On 31 July 2009, one of the lenders issued a notice of non-compliance (the Company received notice of non-compliance on 6 August 2009) with the request to the Company for remediation of the breach within 30 days. Should the Company fail to remedy this breach timely, an event of default will be considered to have occurred.

Subsequent to the balance sheet date, the Group started negotiations with its lenders to restructure its debts to foreign banks amounting to approximately USD 1.6 billion. The Group is aiming to extend payment terms and to amend other substantial terms of its loan undertakings. The Group’s management believes that the debt restructuring will be successfully completed in 2009. However, at the date of issue of these consolidated financial statements, the ultimate outcome of the debt restructuring process is not certain.

Management of the Group believes that it is appropriate to prepare these consolidated financial statements on a going concern basis as the Group and the government has undertaken several initiatives aimed at improving the financial performance and liquidity of the Group, including, but not limited to the following:

•

The Cabinet of Ministers of Ukraine approved the financial plan of the Company for 2009 (hereafter – the “financial plan”). The financial plan assumes that the Group will receive subsidies from the state budget in 2009 for a total amount of UAH 7.3 billion to compensate for losses arising on gas sales to local heating entities in 2009. Between January and August 2009, the Group received compensation from the state budget amounting to UAH 3.7 billion.

•

Also, according to the financial plan the selling prices for gas will be increased by 20% for residential customers starting from September 2009 and for local heating entities starting from October 2009.

•	According to the decree of the government, the largest entities of the Group are permitted to transfer terms of payment of taxes of UAH 6.7 billion from 2009 to 2010.

•	The Group prolonged certain loan agreements with the state-owned banks Ukreksimbank and Oshadbank for an aggregate amount of UAH 12.6 billion from 2009 to 2010 (Note 13).

•

The National Bank of Ukraine (hereafter – the “NBU”) conducts interventions on the sale of foreign currency to the Group at the exchange rate of the NBU, which is below the average market rate, to an extent sufficient for the Group to make settlements for imported gas and repayments of debt and interest to foreign banks.

•

The government executed a decision to increase the statutory fund of the Company by an amount of UAH 18.6 billion through the issue of shares at nominal value and their exchange for state bonds (hereafter – “OVDP”). The Group developed a course of actions aiming at monetization of the full amount of OVDP by the end of 2009. The exact potential buyers of OVDP and the amount of OVDP which can be sold by the end of the year are uncertain and can not be determined at the date of issue of these consolidated financial statements.

•

The Group initiated actions aimed at securing additional bank loans from commercial banks for an amount of approximately UAH 11 billion. The exact lenders and timing of these new loans are uncertain and can not be determined at the date of issue of these consolidated financial statements.

Management believes that the combination of the aforementioned initiatives, when fully enacted, in addition to restructuring its outstanding borrowings will provide the Group with additional funds that will enable it to settle current debts as they fall due and to continue to operate as a going concern. Therefore, the Group’s ability to continue as a going concern is dependent, inter alia, on a successful debt restructuring, monetization of OVDP, securing new loans from the commercial banks and actions of the government of Ukraine towards improving the Group’s liquidity position and financial performance, either through the initiatives described above or through new measures to be adopted.

However, the dependence of the Group on the successful achievement of management’s plans as outlined above and on the successful completion of the restructuring of its outstanding borrowings creates a material uncertainty which may cast significant doubt about the Group’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or to amounts and classification of liabilities that may be necessary if the Group is unable to continue as a going concern.

10

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

3.1	Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for property, plant and equipment and financial instruments that have been measured at fair value. The consolidated financial statements are presented in Ukrainian hryvnia (UAH) and all values are rounded to the nearest million, except when otherwise indicated.

Statement of compliance

The consolidated financial statements of Naftogas of Ukraine and its consolidated subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (IFRS).

Basis of consolidation

The consolidated financial statements comprise the financial statements of the parent company, Naftogas of Ukraine, and its consolidated subsidiaries as at 31 December each year. The financial statements of the consolidated subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions that are recognised in assets, were eliminated in full. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Minority interests represent the portion of profit or loss and net assets not held by the Group and are presented separately in the income statement and within equity in the consolidated balance sheet, separately from the parent shareholder’s equity.

The consolidated financial statements as at 31 December 2008 and for the year then ended comprise the financial statements of Naftogas of Ukraine and the following nine subsidiaries:

Name and principal activities	Equity interest

Production of oil, gas and refinery products
Subsidiary Company (“SC”) Ukrgasproduction	100%
State JSC Chornomornaftogas	100%

Oil and gas transportation
SC Ukrtransgas	100%
JSC Ukrtransnafta	100%

Wholesale distribution of oil, gas and refinery products
SC Gas of Ukraine	100%
JSC Dnipropetrovskgas	51%
JSC Luganskgas	51%
JSC Zaporizhgas	50% +1 share
JSC Mykolayivgas	50% +1 share

3.2	Changes in accounting policies

The accounting policies adopted are consistent with those of the previous financial year except as follows:

The Group has adopted the following new and amended IFRS and IFRIC interpretations during the year. Adoption of these standards and interpretations did not have any effect on the financial performance or position of the Group. They did however give rise to additional disclosures, including in some cases, revisions to accounting policies.

•	IFRIC 11 IFRS 2 - Group and Treasury Share Transactions

•	IFRIC 12 - Service Concession Arrangements

•	IFRIC 14 IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

11

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

As of 1 January 2007 the Group has early adopted IFRS 8 Operating Segments effective 1 January 2009.

The principle effects of these changes are as follows:

IFRIC 11 IFRS 2 Group and Treasury Share Transactions

The Group has adopted IFRIC Interpretation 11 insofar as it applies to consolidated financial statements. This interpretation requires arrangements whereby an employee is granted rights to an entity’s equity instruments to be accounted for as an equity-settled scheme, even if the entity buys the instruments from another party, or the shareholders provide the equity instruments needed. The Group amended its accounting policy accordingly. The Group has not issued instruments caught by this interpretation.

IFRIC 12 Service Concession Arrangements

The IFRIC issued IFRIC 12 in November 2006. This interpretation applies to service concession operators and explains how to account for the obligations undertaken and rights received in service concession arrangements. No member of the Group is an operator and, therefore, this interpretation has no impact on the Group.

IFRIC 14 IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

IFRIC Interpretation 14 provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognised as an asset under IAS 19 Employee Benefits. The Group amended its accounting policy accordingly. The Group’s defined benefit plans were unfunded; therefore the adoption of this interpretation had no impact on the financial position or performance of the Group.

IFRS 8 Operating Segments

This standard requires disclosure of information about the Group’s operating segments and replaced the requirement to determine primary (business) and secondary (geographical) reporting segments in the Group. The Group determined that the operating segments were the same as the business segments previously identified under IAS 14 Segment Reporting. Disclosures about each of these segments are shown in Note 4.

3.3	Significant accounting judgments, estimates and assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and contingent liabilities at the date of consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Judgments

In the process of applying the Group’s accounting policies, management has made certain judgments, apart from those involving estimations, which have a significant effect on the amounts recognised in the financial statements. These judgments include, inter alia, the appropriateness of the going concern assumption.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Tax and other regulatory compliance risks

Ukrainian legislation and regulations regarding taxation and other operational matters, including currency exchange control and custom regulations, continue to evolve. Legislation and regulations are not always clearly written and are subject to varying interpretations by local, regional and national authorities, and other Governmental bodies. Instances of inconsistent interpretations are not unusual Management believes that its interpretation of the relevant legislation is appropriate and that the Group has complied with all regulations and paid or accrued all taxes and withholdings that are applicable. At the same time it is a risk that transactions and interpretations that have not been challenged in the past may be challenged by the authorities in the future, although this risk significantly diminishes with the passage of time. It is not practical to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavourable outcome.

12

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Provision for litigation

The Group is a defendant in a number of lawsuits with its counterparties. The provision for litigation represents management’s assessment of the probable losses resulting from a negative outcome of the lawsuits.

Pension and other post employment benefits

The cost of defined benefit pension plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. Due to the long term nature of these plans, such estimates are subject to significant uncertainty.

Allowance for doubtful accounts

The Group regularly reviews its trade and other receivables, prepayments made to suppliers and other receivables to assess impairment. The Group uses its experienced judgment to estimate the amount of any impairment loss in cases where a contractor is in financial difficulties.

Impairment of non-financial assets

Property, plant and equipment and intangible assets are tested for impairment when circumstances indicate there may be a potential impairment. Factors the Group considers important which could trigger an impairment review include the following: significant fall in market values; significant underperformance relative to historical or projected future operating results; significant changes in the use of the assets or the strategy for the overall business, including assets that are decided to be phased out or replaced and assets that are damaged or taken out of use, significant negative industry or economic trends and other factors.

Estimation of recoverable amounts of assets is based on management evaluations, including estimates of future performance, revenue generating capacity of the assets, assumptions of the future market conditions, technological developments, changes in regulations and other factors. These assumptions are reflected in the calculation of the asset’s value-in-use amounts and include projections of the future cash flows and the selection of the appropriate discount rate. The Group evaluates such estimates as at the date of the financial statements, therefore actual results could differ from those estimates. Changes in circumstances and in management’s evaluations and assumptions may give rise to impairment losses in the relevant periods.

Useful life of property, plant and equipment

The Group assess the remaining useful life of items of property, plant and equipment at least at each financial year end. If expectations differ from previous estimate, the changes are accounted for as a change in accounting estimates in accordance with IAS 8 “Accounting policies, Changes in Accounting Estimates and Errors”. These estimates may have an impact on the amount of the carrying values of property, plant and equipment in the consolidated balance sheet and in depreciation recognized in the consolidated income statement.

Estimation of oil and gas reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Estimates of oil and gas reserves are inherently imprecise, require the application of professional judgement and are subject to future revision. Accordingly, financial and accounting measures (such as the discounted cash flows, depreciation, depletion and amortisation charges, and asset retirement provisions) that are based on proved reserves are also subject to change.

Proved reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to market is assured with reasonable certainty. All proved reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of hydrocarbon reserves resulting from new information becoming available from development and production activities have tended to be the most significant cause of annual revisions.

13

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

In general, estimates of reserves for undeveloped or partially developed fields are subject to greater uncertainty over their future life than estimates of reserves for fields that are substantially developed and depleted.

Changes to the Group’s estimates of proved reserves, particularly proved developed reserves, also affect the amount of depreciation, depletion and amortisation recorded in the consolidated financial statements for property, plant and equipment related to hydrocarbon production activities. These changes can for example be the result of production and revisions. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges (assuming constant production) and increase costs.

Decommissioning costs

Decommissioning costs will be incurred by the Group at the end of the operating life of certain of the Group’s facilities and properties. The ultimate decommissioning costs are uncertain and costs estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

The decommissioning provision represents the present value of decommissioning costs relating to oil and gas properties, which are expected to be incurred up to 2023. These provisions have been created based on the Group’s internal estimates. Assumptions, based on the current economic environment, have been made which management believe are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual decommissioning costs will ultimately depend on future market prices for the necessary decommissioning works required which will reflect market conditions at the relevant time. Furthermore, the timing of decommissioning is likely to depend on when the fields cease to produce at economically viable rates. This in turn will depend on future oil and gas prices, which are inherently uncertain.

Fair Value of Financial Instruments

Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Deferred Tax Asset

Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

3.4	Summary of significant accounting policies

All accounting policies described below relate to the Company and its consolidated subsidiaries defined in “Basis of consolidation” above.

Foreign currency translation

The consolidated financial statements are presented in Ukrainian hryvnia (“UAH”), which is the functional and presentation currency of the Company and each of its subsidiaries. Transactions in foreign currencies are initially recorded in the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

14

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Accounting for the effects of hyperinflation

The Ukrainian economy was regarded as being hyperinflationary for the ten-year period ended 31 December 2000. As such, the Group has applied IAS 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”) to restate the non-monetary assets and liabilities, and equity items originated during the period of hyperinflation to measuring units current at 31 December 2000 using the Consumer Price Index as published by the Ministry of Statistics of Ukraine. These values, adjusted for the effect of hyperinflation, were used as a basis for accounting in subsequent accounting periods.

Property, plant and equipment

Following initial recognition at cost, property, plant and equipment is measured at fair value less depreciation and impairment charged subsequent to the date of the revaluation.

Valuations are performed frequently enough to ensure that the fair values of revalued assets do not differ materially from its carrying amount.

Any revaluation surplus is credited to the asset revaluation reserve included in the equity section of the balance sheet, except to the extent that it reverses a revaluation decrease of the same asset previously recognised in profit or loss, in which case the increase is recognised in profit or loss. A revaluation deficit is recognised in profit or loss, except that a deficit directly offsetting a previous surplus on the same asset is directly offset against the surplus in the asset revaluation reserve. Upon disposal, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

When each major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognised.

An asset’s residual value, useful life and method of depreciation are reviewed and adjusted, if appropriate, at each financial year end.

The estimated costs of dismantling oil and gas production facilities, including abandonment and site restoration costs are included as a component of oil and gas properties and depleted on a unit-of-production basis.

Depreciation for property, plant and equipment, excluding oil and gas properties, is calculated on a straight line basis over the useful life of the assets. Depreciation, depletion and amortisation of capitalised costs of oil and gas properties are calculated using the unit-of-production method for each field based upon proved developed reserves.

Property, plant and equipment includes technological oil and gas which is required to be held in the pipelines and storage facilities to enable conducting operating activity of the transporting companies of the Group.

Exploration and evaluation costs

During the geological and geophysical phase, costs are charged against income as incurred. Once the legal right to explore has been acquired, costs directly associated with exploration are capitalised until the drilling of the well is complete and the results have been evaluated and included in construction in progress carrying value. These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors. If no reserves are found, the exploration asset is tested for impairment, if extractable hydrocarbons are found and, subject to further appraisal activity, which may include the drilling of further wells, are likely to be developed commercially, the costs continue to be carried as an asset while sufficient/continued progress is made in assessing the commerciality of the hydrocarbons. All such carried costs are subject to technical, commercial and management review as well as review for impairment at least one a year to confirm the continued intent to develop or otherwise extract value from discovery. When this is no longer the case, the costs are written off. When proved reserves of oil are determined and development is sanctioned, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss is recognized.

15

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Investment in associate

The Group’s investment in its associate is accounted for using the equity method of accounting. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post acquisition changes in the Group’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is not amortised. The income statement reflects the share of the results of operations of the associate. Where there has been a change recognised directly in the equity of the associate, the Group recognises its share of any changes and discloses this, when applicable, in the statement of changes in equity. Profits and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The financial statements of the associate are prepared for the same reporting period as the parent company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Group.

Interest in joint ventures

The Group has interests in joint ventures which are jointly controlled entities. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest. The Group recognises its interest in the joint venture using the equity method applied as described above in the accounting policy for investments in associates.

The financial statements of the joint venture are prepared for the same reporting period as the parent company. Adjustments are made where necessary to bring the accounting policies into line with those of the Group.

The Group reassesses the level of its influence over associates and joint-ventures, when the following circumstances exist: 1) the investor has failed to obtain representation on the investee’s board of directors; 2) the investee is opposing the investor’s attempts to exercise significant influence; 3) the investor is unable to obtain timely financial information or cannot obtain information, required to apply the equity method; or 4) a group of shareholders that holds the majority ownership of the investee operates without regard to the views of the investor.

When these circumstances individually or in the aggregate reduce the level of influence over associates or/and interest in joint-ventures the Group determines the classification and measurement of such investments in accordance with of IAS 39.

Borrowing costs

Borrowing costs are recognized as an expense when incurred.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is reflected in the income statement in the year in which the expenditure is incurred.

Intangible assets are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset is reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and treated as changes in accounting estimates. The amortisation expense on intangible assets is recognised in the income statement in the expense category consistent with the function of the intangible asset.

Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is

16

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded securities or other available fair value indicators.

Impairment losses are recognised in the income statement in those expense categories consistent with the function of the impaired asset, except for property previously revalued where the revaluation was taken to equity. In this case the impairment is also recognised in equity up to the amount of any previous revaluation.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the Group makes an estimate of recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the income statement unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase.

Associates and joint-ventures

After application of the equity method, the Group determines whether it is necessary to recognise an additional impairment loss of the Group’s investment in its associates and joint-ventures. The Group determines at each balance sheet date whether there is any objective evidence that the investment in associate or joint-venture is impaired. If this is the case the Group calculates the amount of impairment as being the difference between fair value of the associate and the acquisition cost and recognizes the respective amount through profit or loss.

Investments and other financial assets

Financial assets in the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.

All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the market place.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement loans and receivables are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets which carry fixed or determinable payments and fixed maturities and which the Group has the positive intention and ability to hold to maturity. After initial measurement held to maturity investments are measured at amortised cost. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount, less allowance for impairment. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. Gains and losses are recognised in the income statement when the investments are derecognised or impaired, as well as through the amortisation process.

17

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Available for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified into any other categories. After initial recognition available-for sale financial assets are measured at fair value with gains or losses being recognised directly in equity. When the investment is disposed of, the cumulative gain or loss previously recorded in equity is recognised in the income statement. Interest earned or paid on the investments is reported as interest income or expense using the effective interest rate. Dividends earned on investments are recognised in the income statement as ‘Dividends received’ when the right of payment has been established.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. Fair value of investment where there is no active market are carried at cost net of impairment.

Impairment of financial assets

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through use of an allowance account. The amount of the loss shall be recognised in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Available-for-sale financial investments

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available for sale are not recognised in the income statement. Reversals of impairment losses on debt instruments are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement.

Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is determined either using the FIFO or the weighted average methods and comprises cost of direct materials, labor and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and cash at banks with an original maturity of three months or less.

Restricted cash

Restricted cash comprises deposits or bank accounts restricted in use as a result of the Group’s commitment to withdraw the funds for designated purposes only. When the restriction is expected to expire within twelve months after the balance sheet date the restricted cash is classified as a current asset; otherwise, it is classified as a non-current asset.

18

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, loans and borrowings are subsequently measured at amortised cost using the effective interest rate method.

Gains and losses are recognised in net profit or loss when the liabilities are derecognised or impaired, as well as through the amortisation process.

Derecognition of financial assets and financial liabilities

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•	the rights to receive cash flows from the asset have expired;

•	the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass-through’ arrangement; or

•

the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group’s continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group’s continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the income statement.

Provisions

General

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Decommissioning liability

Decommissioning liability is recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. A corresponding amount equivalent to the provision is also recognised as part of the cost of the related property, plant and equipment. The amount recognised is the estimated costs of decommissioning, discounted to their present value. Changes in the estimated timing of decommissioning or decommissioning costs estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plan and equipment. The unwinding of the discount of the decommissioning provision is included as a finance cost.

19

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

The Group recognises neither the deferred tax asset regarding the temporary differences on the decommissioning liability nor the corresponding deferred tax liability regarding the temporary difference on a decommissioning asset.

Employee benefits

State pension scheme

The Group makes current contributions to the state pension scheme on behalf of its employees. Contributions are calculated as a percentage of current gross salary. Such expense is charged to the income statement in the period the related compensation is earned by the employee.

Defined benefit plans

In addition to the contributions to the Ukrainian state pension scheme referred to above, the Group participates in a mandatory State defined retirement benefit plan, which provides for early pension benefits for employees working in certain workplaces with hazardous and unhealthy working conditions.

Also there is a formal agreement between certain of the Group’s entities and their employees, which provides for a certain lump-sum payment to an employee on retirement, periodic payments to retired persons, and lump-sum payments to employees when they reach a certain age.

The amount of benefit depends on the employee’s years of service and other factors. These benefits are unfunded. The cost of providing benefits under the plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognised as income or expense when the net cumulative unrecognised actuarial gains and losses for each individual plan at the end of the previous reporting year exceeds the higher of 10% of the present value of the defined benefit obligation and 10% of the fair value of plan assets at that date. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plan.

The past service cost is recognised as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognised immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognised reduced by past service cost not yet recognised and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognised net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Government grants

Government grants are recognised where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, it is recognised as deferred income and released to income in equal annual amounts over the expected useful life of the related asset.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Group as a lessee

Leases, which do not transfer to the Group substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

Group as a lessor

Leases where the Group does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as rental income.

20

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Revenue recognition

Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and other sales taxes or duty. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods (oil and gas)

Revenue from sale of goods (oil and gas) is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer usually on dispatch of the goods. This generally occurs when a product is physically transferred into a pipeline or other delivery mechanism.

Sale of services

Revenues from services are recognised when such services are rendered and revenue can be reliably measured.

Interest income

Revenue is recognised as the interest accrues (using the effective interest method, that is, the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Dividends

Revenue is recognised when the Group’s right to receive payment is established.

Taxes

Current income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date. The current income tax charge of the Group is calculated in accordance with Ukrainian taxation regulations and is based on the taxable income and tax allowable expenses reported by the Group in its tax return. The corporate income tax rate was 25% in 2008 (2007: 25%).

Deferred tax

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

1) where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

2) in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised except:

1) where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

2) in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

21

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax relating to items recognised directly in equity is recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Contingencies

Contingent liabilities are not recognised in the financial statements unless it is probable that an outflow of economic resources will be required to settle the obligation and it can be reasonably estimated. Contingent liabilities are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

Reclassifications

Certain reclassifications have been made to the comparative consolidated financial statements in order to comply with current year classifications. Such reclassifications had no impact on net income or net assets of the Group.

3.5	Standards issued, but not yet effective

The following standards and interpretations have not been implemented as they will only be applied for the first time in future periods. They may result in consequential changes to the accounting policies and other notes disclosures. The Group does not expect the impact of such changes on the financial statements to be material.

IFRS 2 Share-based Payments (Revised) Vesting Conditions and Cancellations

The amendment to IFRS 2 Share-based Payments was published in January 2008 and becomes effective for financial years beginning on or after 1 January 2009. The standard restricts the definition of ‘vesting condition’ to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. The Group does not have any share-based payment schemes and this amendment will not have any effect on the Group’s financial position or results of operations.

IAS 23 Borrowing Costs

A revised IAS 23 Borrowing costs was issued in March 2007, and becomes effective for financial years beginning on or after 1 January 2009. The standard has been revised to require capitalisation of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. In accordance with the transitional requirements in the Standard, the Group will adopt this as a prospective change. Accordingly, borrowing costs will be capitalised on qualifying assets with a commencement date after 1 January 2009. No changes will be made for borrowing costs incurred to this date that have been expensed.

IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements

The revised standards were issued in January 2008 and become effective for financial years beginning on or after 1 July 2009. IFRS 3R introduces a number of changes in the accounting for business combinations occurring after this date that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results. IAS 27R requires that a change in the

22

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

ownership interest of a subsidiary (without loss of control) is accounted for as an equity transaction. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. Other consequential amendments were made to IAS 7 Statement of Cash Flow, IAS 12 Income Taxes, IAS 21 The Effects of Changes in Foreign Exchange Rates, IAS 28 Investment in Associates and IAS 31 Interests in Joint Ventures. The changes in IFRS 3R and IAS 27R will affect future acquisitions or loss of control and transactions with minority interests. The standards may be early applied. However, the Group does not intend to take advantage of this possibility.

IAS 1 Presentation of Financial Statements (Revised)

The revised Standard was issued in September 2007 and becomes effective for financial years beginning on or after 1 January 2009. The Standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with non-owner changes in equity presented as a single line. In addition, the Standard introduces the statement of comprehensive income: it presents all items of recognised income and expense, either in one single statement, or in two linked statements. The Group is still evaluating whether it will have one or two statements.

IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations A rising on Liquidation

These amendments to IAS 32 and IAS 1 were issued in February 2008 and become effective for financial years beginning on or after 1 January 2009. The revisions provide a limited scope exception for puttable instruments to be classified as equity if they fulfil a number of specified features. The amendments to the standards will have no impact on the financial position or performance of the Group, as the Group has not issued such instruments.

IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items

These amendments to IAS 39 were issued in August 2008 and become effective for financial years beginning on or after 1 July 2009. The amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. It clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as hedged item. The Group has concluded that the amendment will have no impact on the financial position or performance of the Group, as the Group has not entered into any such hedges.

Amendments to IFRS 1 First-tone Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements

The amendments to IFRS 1 allows an entity to determine the ‘cost’ of investments in subsidiaries, jointly controlled entities or associates in its opening IFRS financial statements in accordance with IAS 27 or using a deemed cost. The amendment to IAS 27 requires all dividends from a subsidiary, jointly controlled entity or associate to be recognised in the income statement in the separate financial statement. Both revisions will be effective for financial years beginning on or after 1 January 2009. The revision to IAS 27 will have to be applied prospectively. The new requirements affect only the parent’s separate financial statement and do not have an impact on the consolidated financial statements.

Amendments to IFRS 7 Improving Disclosures about Financial Instruments

Amendments to IFRS 7 Improving Disclosures about Financial Instruments were issued in March 2009 and become effective for periods beginning on or after 1 January 2009 with early application permitted. These Amendments introduce a three-level fair value disclosure hierarchy that distinguishes fair value measurements by the significance of the inputs used. In addition, the amendments enhance disclosure requirements on the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed.

Improvements to IFRSs

In May 2008 IASB issued its first omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard.

The Group has not yet adopted the following amendments and anticipates that these changes will have no, material effect on the consolidated financial statements.

23

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

IFRS 7 Financial Instruments: Disclosures:

Removal of the reference to ‘total interest income’ as a component of finance costs.

IAS 1 Presentation of Financial Statements:

Assets and liabilities classified as held for trading in accordance with IAS 39 Financial Instruments: Recognition and Measurement are not automatically classified as current in the balance sheet.

IAS 8 Accounting Policies, Change in Accounting Estimates and Errors:

Clarification that only implementation guidance that is an integral part of an IFRS is mandatory when selecting accounting policies.

IAS 10 Events after the Reporting Period:

Clarification that dividends declared after the end of the reporting period are not obligations.

IAS 16 Property, Plant and Equipment:

Replacement of the term ‘net selling price’ with ‘fair value less costs to sell’.

Items of property, plant and equipment held for rental that are routinely sold in the ordinary course of business after rental, are transferred to inventory when rental ceases and they are held for sale.

IAS 18 Revenue:

Replacement of the term ‘direct costs’ with ‘transaction costs’ as defined in IAS 39.

IAS 19 Employee Benefits:

Revised the definition of ‘past service costs’, ‘return on plan assets’ and ‘short term’ and ‘other long-term’ employee benefits. Amendments to plans that result in a reduction in benefits related to future services are accounted for as curtailment. Deleted the reference to the recognition of contingent liabilities to ensure consistency with IAS 37.

IAS 20 Accounting for Government Grants and Disclosures of Government Assistance:

Loans granted in the future with no or low interest rates will not be exempt from the requirement to impute interest. The difference between the amount received and the discounted amount is accounted for as government grant. Also, revised various terms used to be consistent with other IFRS.

IAS 23 Borrowing Costs:

The definition of borrowing costs is revised to consolidate the two types of items that are considered components of ‘borrowing costs’ into one – the interest expense calculated using the effective interest rate method in accordance with IAS 39.

IAS 27 Consolidated and Separate Financial Statements:

When a parent entity accounts for a subsidiary at fair value in accordance with IAS 39 in its separate financial statements, this treatment continues when the subsidiary is subsequently classified as held for sale.

IAS 28 Investment in Associates:

If an associate is accounted for at fair value in accordance with IAS 39, only the requirement of IAS 28 to disclose the nature and extent of any significant restrictions on the ability of the associate to transfer funds to the entity in the form of cash or repayment of loans applies.

An investment in an associate is a single asset for the purpose of conducting the impairment test. Therefore, any impairment test is not separately allocated to the goodwill included in the investment balance.

IAS 29 Financial Reporting in Hyperinflationary Economies:

Revised the reference to the exception to measure assets and liabilities at historical cost, such that it notes property, plant and equipment as being an example, rather than implying that it is a definitive list. Also, revised various terms used to be consistent with other IFRS.

24

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

IAS 31 Interest in Joint ventures:

If a joint venture is accounted for at fair value, in accordance with IAS 39, only the requirements of IAS 31 to disclose the commitments of the venturer and the joint venture, as well as summary financial information about the assets, liabilities, income and expense will apply.

IAS 34 Interim Financial Reporting:

Earnings per share is disclosed in interim financial reports if an entity is within the scope of IAS 33.

IAS 36 Impairment of Assets:

When discounted cash flows are used to estimate ‘fair value less cost to sell’ additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate ‘value in use’.

IAS 38 Intangible Assets:

Expenditure on advertising and promotional activities is recognised as an expense when the Group either has the right to access the goods or has received the service. The reference to there being rarely, if ever, persuasive evidence to support an amortisation method of intangible assets other than a straight-line method has been removed.

IAS 39 Financial Instruments: Recognition and Measurements:

Changes in circumstances relating to derivatives are not reclassifications and therefore may be either removed from, or included in, the ‘fair value through profit or loss’ classification after initial recognition. Removed the reference in IAS 39 to a ‘segment’ when determining whether an instrument qualifies as a hedge. Require the use of the revised effective interest rate when remeasuring a debt instrument on the cessation of fair value hedge accounting.

IAS 40 Investment Property:

Revision of the scope such that property under construction or development for future use as an investment property is classified as investment property. If fair value cannot be reliably determined, the investment under construction will be measured at cost until such time as fair value can be determined or construction is complete. Also, revised the conditions for a voluntary change in accounting policy to be consistent with IAS 8 and clarified that the carrying amount of investment property held under lease is the valuation obtained increased by any recognised liability.

IAS 41 Agriculture:

Removed the reference to the use of a pre-tax discount rate to determine fair value. Removed the prohibition to take into account cash flows resulting from any additional transformations when estimating fair value. Also, replaced of the term ‘point-of-sale costs’ with ‘costs to sell’.

IFRIC 13 Customer Loyalty Programmes:

IFRIC Interpretation 13 was issued in June 2007 and becomes effective for annual periods beginning on or after 1 July 2008. This Interpretation requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and deferred over the period that the award credits are fulfilled.

IFRIC 15 Agreement for the Construction of Real Estate:

IFRIC 15 was issued in July 2008 and becomes effective for financial years beginning on or after 1 January 2009. The interpretation is to be applied retrospectively. It clarifies when and how revenue and related expenses from the sale of a real estate unit should be recognized if an agreement between a developer and buyer is reached before the construction of the real estate completed. Furthermore, the interpretation provides guidance on how to determine whether an agreement is within the scope of IAS 11 or IAS 18. IFRIC 15 will not have an impact on the consolidated financial statement because the Group does not conduct such activity.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation:

IFRIC 16 was issued in July 2008 and becomes effective for financial years beginning on or after 1 October 2008. The interpretation is to be applied prospectively. IFRIC 16 provides guidance on the accounting for a

25

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

hedge of a net investment. As such it provides guidance on identifying the foreign currency risk that qualify for hedge accounting in the hedge of a net investment, where within the group the hedging instruments can be held in the hedge of a net investment and how an entity should determine the amount of foreign currency gain or loss, relating to both the net investment and the hedging instrument, to be recycled on disposal of the net investment. The Group is currently assessing which accounting policy to adopt for the recycling on disposal of the net investment.

IFRIC 17 Distributions of Non-cash Assets to Owners:

IFRIC 17 was issued in November 2008 and becomes effective for financial years beginning on or after 1 July 2009 with early application permitted. This interpretation should be applied prospectively. IFRIC 17 provides guidance on accounting for distributions of non-cash assets to owners. As such it provides guidance on when to recognise a liability, how to measure it and the associated assets, and when to derecognise the asset and liability and the consequences of doing so. (Further describe the effect this IFRIC will have on the financial statements. For example: IFRIC 17 will have no impact on the financial position or performance of the Group, as the Group does not distribute non-cash assets to its owners).

IFRIC 18 Transfers of Assets from Customers:

IFRIC 18 was issued in January 2009 and becomes effective for financial years beginning on or after 1 July 2009 with early application permitted, provided valuations were obtained at the date those transfers occurred. This interpretation should be applied prospectively. IFRIC 18 provides guidance on accounting for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services or to do both. The interpretation clarifies the circumstances in which the definition of an asset is met, the recognition of the asset and its measurement on initial recognition, the identification of the separately identifiable services, the recognition of revenue and the accounting for transfers of cash from customers. (Further describe the effect this IFRIC will have on the financial statements. For example: IFRIC 18 will have no impact on the financial position or performance of the Group, as the Group does not receive assets from customers).

4.	Segment information

For management purposes, the Group is organised into business units based on the nature of the production processes and has the following three reportable operating segments as follows:

•	Production of oil, gas and refinery products;

•	Oil and gas transportation;

•	Wholesale distribution of oil, gas, petroleum products and other.

The production of oil, gas and refinery products segment explores, develops and produces oil, gas and gas condensate and processes it into refined products.

The oil and gas transportation segment is principally involved in the transit of Russian oil and gas to European countries and the Commonwealth of Independent States (“CIS”) as well as oil and gas deliveries to Ukrainian refineries and Ukrainian wholesale and certain ultimate customers.

Companies in the oil, gas and other products wholesale distribution segment are involved in purchasing and selling of natural gas, oil, condensate and refined petroleum products to/from legal entities and the general public.

Management monitors the operating results of its business units in making decisions about resource allocation and separately for the purpose of performance assessment. Segment performance is evaluated based on net profit or loss which in certain respects as explained in the table below, is measured differently from profit or loss in the consolidated financial statements.

Transfer prices between operating segments are determined by the Company and are not necessarily on an arm’s length basis.

26

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Below is a brief overview of the business of the main subsidiaries involved in the operations of the reporting segments:

Production of oil, gas and refinery products

Ukrgasproduction

Ukrgasproduction conducts prospecting and production drilling, and is the main producer of natural gas and gas condensate in Ukraine. Ukrgasproduction is comprised of four natural gas exploration and production enterprises, a drilling company and a gas condensate processing department comprising three gas processing plants. Ukrgasproduction is also involved in production of liquefied petroleum gas, light oil and other petroleum products. In 2008, Ukrgasproduction produced approximately 14,810 million cubic meters of gas (2007: 14,727 million cubic meters), 639 thousand metric tons of condensate and gas (2007: 672 thousand metric tons), and 124 thousand metric tons of crude oil (2007: 118 thousand metric tons). Ukrgasproduction sells almost all gas produced within the Group.

Chornomornaftogas

Chornomornaftogas carries out exploration, development and production of natural gas and crude oil in the Crimea, the Black Sea and the Sea of Azov, and provides transportation and gas storage. Chornomornaftogas has 13 natural gas fields and 2 oil fields, 45 gas distributing stations, owns 1 underground gas depository with a capacity of approximately 1 billion cubic meters, and pipelines having a total length of approximately 1.2 thousand kilometres. Chornomornaftogas has facilities for offshore operations including a specialised port, an engineering fleet, comprising 21 ships and 12 fixed offshore gas production platforms. In 2008 Chornomornaftogas produced approximately 1,211 million cubic meters of natural gas (2007: 1,260 million cubic meters).

Oil and gas transportation

Ukrtransgas

Ukrtransgas carries out natural gas transportation and storage within Ukraine (in Crimea such functions are also fulfilled by Chornomomaftogas), gas deliveries to customers, transit of Russian gas to Europe and the CIS, as well as oversees gas transport infrastructure maintenance and construction. Ukrtransgas operates six regional pipeline branches with a total pipeline length of approximately 36.8 thousand kilometres. Ukrtransgas also operates twelve underground gas depositories with a total capacity of approximately 31 billion cubic meters.

During 2008, Ukrtransgas transported approximately 186 billion cubic meters of natural gas (2007: 181 billion cubic meters of natural gas), of which approximately 63% was transported to the Western border of Ukraine and to the CIS (2007: 64%) and the remainder to Ukrainian consumers.

Natural gas transportation tariffs for local customers are regulated by the State through orders of the National Commission for the Energy Market Regulation (further – “NKRE” ).

During 2008, tariffs for natural gas transportation for Gazprom (Russian Federation) were set by bilateral agreements between Naftogas of Ukraine and Gazprom

Ukrtransnafta

Ukrtransnafta’s principal activities include transit of Russian and Central Asian oil to European countries and oil deliveries to Ukrainian refineries. Ukrtransnafta operates 18 oil pipelines with a total length of approximately 4.7 thousand kilometers, 51 oil transfer stations and 11 storage plants, comprising 81 oil storage tanks. In 2008, the total volume of oil transported through pipelines was 41 million tons (2007: 50.8 million tons).

Oil transportation tariffs are regulated by the State through orders of NKRE or set by direct agreements with Russian suppliers.

Wholesale distribution of oil, gas, refinery products and other

Gas of Ukraine

Gas of Ukraine distributes natural gas to state-owned, industrial customers and regional gas supply and distribution companies. In 2008, the total volume of distributed natural gas was 45,032 million cubic meters (2007: 28,129 million cubic meters).

Regional Gas Supply and Distribution companies

Dnipropetrovskgas, Luganskgas, Zaporizhgas, and Mykolayivgas are engaged in the transportation and distribution of natural gas to residential and other customers.

27

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

The following tables present revenue and profit and certain asset and liability information relating to the Group’s business segments:

Year ended 31 December 2008	Production of oil, gas and refinery products	Oil and gas transportation	Wholesale distribution of oil, gas petroleum products and other	Adjustments, eliminations and unallocated items	Total
Revenue
Third party	3,147	14,489	35,507	—	53,143
Inter-segment	3,111	12,243	3,705	(19,059)	—

Total revenue	6,258	26,732	39,212	(19,059)	53,143

Tariff subsidy from State budget	—	—	6,677	—	6,677

Results
Depreciation and amortisation	(1,424)	(1,645)	(236)	—	(3,305)
Share of profit/(loss) of an associate	20	(1)	322	—	341

Segment profit/(loss) before income tax	213	2,599	(623)	(3,624)[1]	(1,435)

Assets
Investments in associate and joint ventures	124	2	6,794	—	6,920
Capital expenditure[4]	1,527	1,725	1,217	—	4,469

Operating assets	22,296	60,589	37,700	3,032 [2]	123,617

Operating liabilities	3,443	11,685	8,491	46,798 [3]	70,417

1.	Segment profit/(loss) before income tax does not include net foreign exchange loss (UAH 8,743 million), other income (UAH 5,781 million) and other expenses (UAH 662 million) as these items of income/expenses are not distributable to activities of reportable operating segments and management monitors them on a group basis.
2.	Segment assets do not include other non-current assets (UAH 1,072 million) and prepayments and other current assets (UAH 1,960 million) as these assets are managed on a group basis.
3.	Segment liabilities do not include other long-term liabilities (UAH 272 million) and advances and other current liabilities (UAH 10,179 million); and long-term and short-term borrowings (UAH 16,719 million and UAH 19,628 million) as these liabilities are managed on a group basis.
4.	Capital expenditure consists of additions of property, plant and equipment (UAH 4,017 million) and increase in construction in progress and prepaid construction (UAH 452 million).

28

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Year ended 31 December 2007	Production of oil, gas and refinery products	Oil and gas transportation	Wholesale distribution of oil, gas, petroleum products and other	Adjustments, eliminations and unallocated items	Total
Revenue
Third party	3,271	13,082	14,071		30,424
Inter-segment	2,829	5,920	1,337	(10,086)	—

Total revenue	6,100	19,002	15,408	(10,086)	30,424

Tariff subsidy from State budget	—	—	2,002	—	2,002

Results
Depreciation and amortization	(1,052)	(2,010)	(59)		(3,121)
Share of profit/(loss) of an associate	23	(1)	—		22

Segment profit/(loss) before income tax	950	2,180	(123)	(1.840)[1]	1,167

Assets
Investments in associate and joint ventures	116	3	6,539		6,658
Capital expenditure[4]	2,270	1,889	1,697	—	5,856

Operating assets	22,048	68,776	15,434	2,383 [2]	108,641

Operating liabilities	2,776	12,273	15,676	20,959 [3]	51,684

1.	Segment profit/(loss) before income tax does not include net foreign exchange loss (UAH 47 million), other income (UAH 180 million) and other expenses (UAH 1,973 million) as these items of income/expenses are not distributable to activities of reportable operating segments and management monitors them on a group basis
2.	Segment assets do not include other non-current assets (UAH 1,045 million) and prepayments and other current assets (UAH 1,338 million) as these assets are managed on a group basis.
3.	Segment liabilities do not include other long-term liabilities (UAH 2,339 million) and advances and other current liabilities (UAH 5,750 millions) and long-term and short-term borrowings (UAH 9,411 million and UAH 3,459 million as these liabilities are managed on a group basis.
4.	Capital expenditure consists of additions of property, plant and equipment (UAH 4,017 million) and increase in construction in progress and prepaid construction (UAH 1,839 million).

5.	Revenues and expenses

Revenue

	2008	2007

Sale of oil and gas	33,783	12,177
Revenues from oil and gas transportation	14,489	13,082
Sale of petroleum products	3,432	4,341
Other sales	1,439	824

	53,143	30,424

29

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Tariff subsidy from State budget

Tariff subsidy from State budget represents compensation receivable of UAH 6,677 million (2007: UAH 2,002 million) from the State budget for losses originated as a result of the difference between the purchase price of imported gas and the selling price to local heating entities.

Operating expenses

	2008	2007

Cost of purchased oil, gas and petroleum products	36,110	11,858
Depreciation, depletion and amortization	3,305	3,121
Oil and gas transportation costs	6,973	4,143
Personnel expenses	3,448	2,814
Rent and other production taxes	1,987	2,190
Repair and maintenance costs	717	1,188
Forwarding and other ancillary costs	603	483
Marketing, agent and professional costs	119	127
Research, development and exploration costs	114	139
Gain on payables written-off following expiration of period of limitation	(331)	(394)
Bad debt expense	1,072	1,300
Cost of other sales and other expenses	1,468	785

	55,585	27,754

Rent and other production taxes include rent tax (royalty). The basis for the rent tax calculation is the quantity of crude oil, condensate or natural gas produced.

Other expenses

	2008	2007

Fines, penalties and litigation costs	225	1,025
Charity and social assets maintenance	47	42
Impairment of investments	—	252
Other expenses	390	654

	662	1,973

Foreign currency exchange loss

Foreign exchange losses at the amount of UAH 8,743 million relate to translation of balances denominated in foreign currencies, including UAH 5,762 million related to translation of borrowings.

Other income

	2008	2007

Release of provision for litigation	5,667	—
Other income	114	180

	5,781	180

Release in amount of provision for litigation relates to write off by tax authorities of fines and penalties relating to overdue income tax, VAT and rent tax (Note 14).

Finance costs

	2008	2007

Interest and finance charges	1,383	1,375
Fair value adjustment to financial instruments	59	91

	1,442	1,466

30

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

6.	Income tax

The components of income tax expense for the years ended 31 December were:

	2008	2007

Current income tax charge	1,592	1,637
Deferred tax benefit relating to origination and reversal of temporary differences	(1,019)	(404)

Income tax expense reported in the consolidated income statement	573	1,233

Reconciliation between tax expense and the product of accounting (loss)/profit multiplied by the statutory tax rate for the years ended 31 December 2008 and 2007 is as follows:

	2008	2007

Accounting (loss)/profit before income tax	(1,435)	1,167

At statutory income tax rate of 25% (2007: 25%)	(359)	292
Income non-taxable for income tax purposes	(1,392)	(44)
Non-deductible expenses	1,718	638
Change in unrecognized temporary differences	606	347

Income tax expense	573	1,233

As companies included in these consolidated financial statements are separate tax payers, the deferred tax assets and liabilities are presented on an individual basis as follows:

	2008	2007

Deferred tax asset	2,689	1,950
Deferred tax liability	(12,600)	(13,533)

Net deferred tax liability	(9,911)	(11,583)

Deferred income tax at 31 December 2008 relates to the following:

	2007	Reported in the consolidated income statement	Reported in the consolidated statement of changes in equity	2008

Deferred tax asset / (liability)

Trade and other receivables	1,486	(238)	—	1,248
Advances received and other liabilities	710	158	—	868
Provisions	209	505	13	727
Inventories	199	(10)	—	189
Prepayments and other current assets	(27)	93	—	66
Investments	(331)	6	74	(251)
Other non-current assets	82	(120)	—	(38)
Property, plant and equipment	(14,217)	873	566	(12,778)
Other long-term liabilities	306	(248)	—	58

Net deferred tax liability	(11,583)	1,019	653	(9,911)

31

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Deferred income tax at 31 December 2007 relates to the following:

	2006	Reported in the consolidated income statement	Reported in the consolidated statement of changes in equity	2007

Deferred tax asset / (liability)
Trade and other receivables	1,323	163	—	1,486
Advances received and other liabilities	756	(46)	—	710
Provisions	96	109	4	209
Inventories	100	99	—	199
Prepayments and other current assets	80	(107)	—	(27)
Investments	(351)	48	(28)	(331)
Other non-current assets	45	37	—	82
Property, plant and equipment	(14,326)	483	(374)	(14,217)
Other long-term liabilities	688	(382)		306

Net deferred tax liability	(11,589)	404	(398)	(11,583)

7.	Property, plant and equipment

As at 31 December property, plant and equipment comprised the following:

	2008	2007

Property, plant and equipment, net carrying amount	79,026	80,958
Construction in progress and prepaid construction, net of impairment (UAH 981 million and UAH 117 million respectively)	6,290	6,702

	85,316	87,660

Property, plant and equipment consisted of the following as at 31 December:

	2008	2007

Cost/ Revalued amount
Pipelines and related equipment	55,276	53,742
Producing oil and gas properties	12,518	11,213
Machinery and equipment	2,951	2,651
Buildings	3,940	3,547
Technological oil and gas	12,274	14,538
Drilling and exploration equipment	1,195	1,282
Other fixed assets	1,835	1,359

	89,989	88,332

	2008	2007

Accumulated depreciation
Pipelines and related equipment	(6,976)	(5,144)
Producing oil and gas properties	(1,907)	(746)
Machinery and equipment	(777)	(467)
Buildings	(572)	(377)
Technological oil and gas	—	—

32

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Drilling and exploration equipment	(259)	(395)
Other fixed assets	(472)	(245)

	(10,963)	(7,374)

	2008	2007

Net carrying amount of property, plant and equipment
Pipelines and related equipment	48,300	48,598
Producing oil and gas properties	10,611	10,467
Machinery and equipment	2,174	2,184
Buildings	3,368	3,170
Technological oil and gas	12,274	14,538
Drilling and exploration equipment	936	887
Other fixed assets	1,363	1,114

	79,026	80,958

33

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Property, plant and equipment consisted of the following:

	Pipelines and related equipment	Producing oil and gas properties	Machinery and equipment	Buildings	Technological oil and gas	Drilling and exploration equipment	Other fixed assets	Total

Net carrying amount as at
1 January 2007	48,946	10,370	1,936	2,951	13,005	1,017	592	78,817
Additions	1,523	823	537	399	—	17	718	4,017
Disposals	(59)	(1)	(9)	(2)	(26)	(1)	(11)	(109)
Depreciation charge	(1,811)	(722)	(256)	(165)	—	(145)	(147)	(3,246)
Impairment	(1)	(3)	(24)	(13)	—	(1)	(38)	(80)
Revaluation	—	—	—	—	1,559	—	—	1,559

31 December 2007	48,598	10,467	2,184	3,170	14,538	887	1,114	80,958

Additions	1,608	1,050	307	397	—	175	480	4,017
Disposals	(62)	(2)	(4)	(6)	—	(2)	(1)	(77)
Depreciation charge	(1,844)	(904)	(313)	(193)	—	(114)	(230)	(3,598)
Impairment	—	—	—	—	—	(10)	—	(10)
Revaluation	—	—	—	—	(2,264)	—	—	(2,264)

31 December 2008	48,300	10,611	2,174	3,368	12,274	936	1,363	79,026

34

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

As at 31 December 2008 and 2007, the net book value of state property not subject to privatisation (Note 18) operated by the Group was UAH 52 billion and 51 billion respectively.

Certain property, plant and equipment with a cost of UAH 681 million were fully depreciated and are still in use as of 31 December 2008 (2007: UAH 726 million).

Certain of the Group’s property, plant and equipment with a carrying value of UAH 5 million were pledged as collateral for loans and borrowings as at 31 December 2008 (2007: UAH 9 million) (Note 13). Additionally, property, plant and equipment together with all other assets of the Company were pledged as collateral for unpaid tax debt (Note 18).

Useful Lives

The useful lives of the assets for 2008 and 2007 are estimated as follows:

Pipelines and related equipment	5-45 years
Producing oil and gas properties	Unit of production
Machinery and equipment	5-30 years
Buildings	5-60 years
Drilling and exploration equipment	4-25 years
Other fixed assets	3-20 years
Technological oil and gas	Indefinite

Other fixed assets comprise vehicles, fixtures, furniture, office and other equipment.

8.	Investments

	2008	2007

Investment in associate	6,794	6,539
Investments in joint ventures	126	119
Investments available-for-sale	678	823
Other investments, net of impairment of UAH 428 million both in 2008 and 2007	929	977

	8,527	8,458

Investment in associate

Investment in associate represents investment in Ukrnafta in which the Group holds 50%+1 share and exercises significant influence.

Ukrnafta is the largest oil producing company in Ukraine. Ukrnafta is composed of six extraction divisions, three drilling and exploration divisions, three gas processing plants and a number of research, auxiliary and support units. In 2008, Ukrnafta produced approximately 3,057 thousand metric tons of crude oil and condensate (2007: 3,161 thousand metric tons), 3,166 million cubic meters of gas (2007: 3,238 million cubic meters), and 183.3 thousand metric tons of liquefied gas (2007: 196.2 thousand metric tons).

Due to the late submission of the 2007 financial statements from Ukrnafta, the Group reflected changes in the carrying amount of this investment relating to 2007 in 2008. Since JSC Ukrnafta did not issue IFRS consolidated financial statements for 2008 by the date of the issue of the accompanying consolidated financial statements, the Group did not reflect any changes in the carrying amount of its equity method investment for the year ended 31 December 2008.

The movement in investments in Ukrnafta was as follows:

	2008	2007

Balance at 1 January	6,539	6,539
Share of results	322	—
Decrease in associate’s equity	(67)	—

Balance at 31 December	6,794	6,539

35

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

The following table presents summarized financial information of the Group’s investment in Ukrnafta as of 31 December 2007:

2007

Current assets	1,154
Non-current assets	7,540
Current liabilities	(559)
Non-current liabilities	(1,341)

Share in the associate’s revenue and net profit

Revenue	4,391
Net profit	322

Information for Ukrnafta’s financial indicators for 2008 is not available.

Investment in joint ventures

The following table illustrates summarised information on the financial position and operations of the Group’s joint ventures (share attributable to the Group):

	2008	2007

Current assets	65	61
Non-current assets	69	77

	134	138

Current liabilities	(7)	(17)
Non-current liabilities	(1)	(2)

	(8)	(19)

Net assets	126	119

Revenue	39	58
Operating costs	(17)	(35)

Profit before income tax	22	23
Income tax expense	(3)	(1)

Net profit	19	22

36

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Investments available for sale

Unquoted shares are carried at cost net of impairment losses. The fair value of quoted shares is determined by reference to published price quotations in an active market.

In 2006, the Group accounted for its investment in joint-venture Ukrgaz-Energo in accordance with the equity method of accounting. As a result of a change in the extent of influence over the operational and financial activity of Ukrgaz-Energo, as prescribed by accounting policy, starting from 1 January 2007 the Group ceased to account for its investment in Ukrgaz-Energo in accordance with the equity method of accounting, and determined the classification and measurement of the investment in Ukrgaz-Energo as an available-for-sale investment within the scope of IAS 39, Financial instruments: recognition and measurement.

As of 31 December 2008, available-for-sale investments included quoted shares at fair value of UAH 402 million, which are restricted in use until the Group settles obligation in the amount of UAH 237 million according to the court decision. The Group included the corresponding obligation in the amount of provision for litigation (Note 14).

Other investments

Several investees of the Company have not prepared financial statements under IFRS and, consequently, it was not practicable to consolidate these investments or account for these companies under the equity method in the accompanying consolidated financial statements. Thus, such investments are presented as other investments and carried at cost, net of impairment, in the consolidated financial statements. The Company reassesses impairment reserve for such investments at each reporting date.

Included in Other investments are equity stakes in Ukrtatnafta and 105 other entities mainly represented by regional gas distribution companies.

9.	Inventories

	2008	2007

Crude oil, natural gas and petroleum products	11,144	1,577
Tools and spare parts	1,310	1,341
Materials for extraction, drilling and gas processing	126	105
Other goods, materials and supplies (at fair value less costs to sell)	207	35

	12,787	3,058

As at 31 December 2008, certain of the Group’s inventories amounting to approximately UAH 9 billion (2007: UAH 415 million) were provided as security for outstanding loans (Note 13).

10.	Trade and other receivables

	2008	2007

Trade accounts and notes receivable from third parties	9,390	8,719
Trade accounts and notes receivable from related parties	10,836	6,848
Receivable for tariff subsidy from State budget	—	707
Other receivables	1,603	1,234

	21,829	17,508
Less: Allowance for doubtful accounts	(13,778)	(13,084)

	8,051	4,424

Movements in allowance for impairment of trade and other receivables were as follows:

	2008	2007
Balance at 1 January	13,084	11,886
Increase for the year	694	1,198

Balance at 31 December	13,778	13,084

37

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

As at 31 December 2008 trade and other receivables from third parties amount to UAH 3,776 million (2007: UAH 2,176 million), net of allowance for doubtful accounts.

As at 31 December 2008 and 2007, the analysis of trade receivables from third parties that were past due but not impaired is as follows:

		Neither past		Past due but not impaired
	Total	due nor impaired	<30 Days	30-60 days	60-90 days	90-120 days	>120 days
2008	3,776	751	471	240	69	25	2,220
2007	2,176	1,454	261	151	97	66	147

11.	Prepayments and other current assets

	2008	2007
Prepayments to suppliers	2,273	1,299
Recoverable value added tax	309	793
Prepaid taxes other than income tax	94	264
Prepaid income tax	633	—

	3,309	2,356
Less: Allowance for non recoverable amounts	(1,349)	(1,018)

	1,960	1,338

12.	Equity

As at 31 December 2008 and 2007, the registered, issued and fully paid share capital of the Company was UAH 5,564,714,000 comprising 5,564,714 common shares with a par value of UAH 1,000. The share capital of the Company was registered in 2001 by the State Commission on Securities and Stock Exchange.

The value of share capital of UAH 9,721 million reflected in these consolidated financial statements has been determined in accordance with the provisions of IAS 29, applying conversion factors derived from the Consumer Price Index to the amount of the Company’s share capital.

Subsequently, in 2009, the government executed a decision to increase the statutory fund of the Company by an amount of UAH 18.6 billion through the issue of shares at nominal value and their exchange for state bonds (OVDP).

13.	Loans and borrowings

Non-current loans and borrowings were comprised of the following as at 31 December 2008 and 2007:

Bank	Currency	Effective interest rate, %	Maturity	2008	2007
Non-current
Standard Bank London Limited (Eurobonds)	USD	8.125	2009	3,850	2,499
Unsecured bank borrowings from foreign banks	USD	6.51-8.25	2009-2012	9,532	7,432
Unsecured bank borrowings from foreign banks - Ukrtransnafta	USD	7.5-10.7	2009-2010	829	602
Borrowings from state-owned banks	UAH	16.5	2009-2010	11,784	—
Unsecured borrowings from Ukrainian government agencies	UAH	12	2012	181	175
Other loans and borrowings	UAH/USD	11-20	2009	31	55

				26,207	10,763

Current portion of long-term debt				(9,488)	(1,352)

Total non-current debt				16,719	9,411

38

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Standard Bank London Limited

In September 2004, the Company obtained a loan amounting to USD 500 million from Standard Bank London Limited. This loan was funded by 8.125% loan participation notes (“Eurobonds”) issued for the sole purpose of financing a loan from Standard Bank London Holding PLC to Standard Bank London Limited. Standard Bank London Limited used the proceeds of the loan to finance the loan to Naftogas of Ukraine.

The obligations of Standard Bank London Holding PLC to make payments under the notes constitutes an obligation only to pay to the noteholders an amount equal to and in the same currency as sums of principal, interest and/or additional amounts (if any) actually received by or for the account of Standard Bank London Holding PLC pursuant to the loan agreement between Naftogas of Ukraine and Standard Bank London Limited.

The loan maturity date is 30 September 2009. Interest payments are made semi-annually in arrears on 30 March and 30 September of each year.

The loan ranks equal pari-passu with the Company’s other outstanding unsecured and unsubordinated indebtedness.

Unsecured bank borrowings from foreign banks

Unsecured bank borrowings represent outstanding amount of loans received by the Group in 2004 – 2007 from foreign banks.

Unsecured bank borrowings rank pari-passu with the Company’s other outstanding unsecured and unsubordinated indebtedness.

The loan agreements from foreign banks mentioned above contain certain affirmative, financial and negative covenants and restrictions. In the event that Naftogas of Ukraine breaches any covenant or is not in compliance with any of the restrictions of the respective loan agreement, the lender has the right, at its discretion, to declare outstanding indebtedness immediately due and payable.

Among other covenants and restrictions, contained in the loan agreements, the most significant are as follows:

•

the Company shall keep its properties which are of an insurable nature insured with insurers believed to be of good standing against loss or damage to the extent that property with similar character is usually so insured by corporations in the same jurisdictions similarly situated and owing like properties;

•	the Company and its subsidiaries shall not enter into any type of reorganisation or restructuring, including, but not limited to merger, accession, division, separation or transformation;

•

Naftogas of Ukraine shall not permit consolidated net indebtedness to exceed 75% of the consolidated net worth and shall procure that, of such permitted consolidated net indebtedness, the aggregate indebtedness of all consolidated subsidiaries shall not be greater than an amount equal to 30% of consolidated net worth;

•

the Company and its subsidiaries shall pay or discharge, before the same shall become overdue, all taxes, assessments and governmental charges, unless (a) the payment of such amount is being contested or (b) is less than USD 20 million and outstanding for less than 10 days from the day of levy or imposition;

•

the agreement with Standard Bank London Limited (Eurobonds) envisages that on each interest payment date, Naftogas of Ukraine shall deliver written notice in the form of the Officer’s Certificate stating whether default or any event of default has occurred, certain agreements with other foreign banks envisage that such written notice shall be delivered on request of the creditors;

•

The Company shall supply to the lenders as soon as the same is available (and in any event within 210 (180) days of the end of each of its financial years) the audited consolidated accounts for that financial year prepared in accordance with IFRS;

•	the Company is required to supply other types of financial and non-financial information either at the dates stated in the loan agreements or upon occurrence of certain events.

39

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Additionally, if the following events occur and be continuing, the lenders shall be entitled to certain default remedies, including declaring all amounts payable to be immediately due and payable:

•	The aggregate amount of unsatisfied judgments, decrees or orders of courts exceeds USD 25 million, unless such judgment is being contested;

•	Naftogas of Ukraine is in default on any of its indebtedness exceeding USD 20 million;

•	Any governmental authority or court takes any action that has a material adverse effect;

•	Any event or series of events occurs that has a material adverse effect;

•	Naftogas of Ukraine ceases to carry on its principal business;

•	The State of Ukraine ceases to be the beneficial owner of more than 50% of the shares of Naftogas of Ukraine

The above-described agreements are governed by English law. Amongst the covenants set out in the loan agreements, there are subjective acceleration clauses which allow lenders to determine the event of default by reference to the material adverse effect on the Group’s business or actions taken by the governmental authorities that may lead to a material adverse effect on the Group’s operations. While the material adverse effect on the Group’s business may be declared at the discretion of the lenders, management currently does not believe that the lenders will declare a material adverse effect solely as a result of events described in Note 2. However, if the lenders declare an event of default, it would have a material adverse impact on the Group’s operating activities and financial position.

Subsequent to the year end, the Company did not comply with the covenant stipulated in the agreements with the foreign banks requiring timely submission of the audited IFRS consolidated financial statements for 2008. This gave the lenders the right to issue a notice of non-compliance requiring remediation of this breach under the loan agreement. On 31 July 2009 one of the lenders issued a notice of non-compliance (the Company received notice of non-compliance on 6 August 2009) with a request to the Company for remediation of the breach within 30 days. Should the Company fail to remedy this breach timely, an event of default will be considered to have occurred.

In 2008 and subsequent to the year end, the Company repaid all currently due amounts related to its loans and borrowings according to the repayment schedule including repayment of principal and accrued interest.

Unsecured bank borrowings from foreign banks - Ukrtransnafta

In 2006, Ukrtransnafta entered into a loan agreement with a foreign bank with the purpose of refinancing the existing credit facility attracted for the purchase of technological oil. The loan is repayable in 20 equal quarterly installments starting from September 2008.

Borrowings from state-owned banks

In 2008 the Group entered into loan agreements with several Ukrainian state-owned banks. Proceeds under these agreements amounted to UAH 19.4 billion including proceeds from long-term loan of UAH 7.7 billion with maturity date 29 December 2010 were used for the purpose of settlement of trade payables for purchased gas and financing of the Group’s operating activity. Interest payments are made on monthly basis.

In 2009, the Group prolonged loan agreements with the state-owned banks Ukreksimbank and Oshadbank in an aggregate amount of UAH 12.6 billion from 2009 to 2010 (Note 2).

Unsecured borrowings from Ukrainian government agencies

In 2007, one of the Company’s subsidiary obtained a loan from the State Innovative Finance and Credit Institution recognized at fair value of UAH 175 million.

Current loans and borrowings were comprised of the following as at 31 December 2008 and 2007:

Bank	Currency	Effective interest rate, %	2008	2007
Current
Borrowings from foreign banks	USD	8.25	308	606
Borrowings from Ukrainian banks	UAH/USD	10.00-22.00	9,591	1,501
Other loans and borrowings	UAH/USD	11.00-20.00	241	—

			10,140	2,107

Current portion of long-term debt			9,488	1,352

Total current debt			19,628	3,459

40

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Certain current and non-current loans and borrowings are secured by certain contractual rights totalling UAH 16 billion (2007: UAH 3,7 billion), inventories and property, plant and equipment of the Group (Notes 7 and 9).

14.	Provisions

	Decommissioning provision	Retirement benefit obligation	Provision for litigation	Total
At 1 January 2008	184	568	6,108	6,860
Arising during the year	93	106	2,189	2,388
Unwinding of discount	3	16	—	19
Utilised	(4)	(62)	—	(66)
Reversal of amount previously provided	—	—	(5,667)	(5,667)

At 31 December 2008	276	628	2,630	3,534

Current 2008	—	36	2,630	2,666
Non-current 2008	276	592	—	868

	276	628	2,630	3,534

Current 2007	—	47	6,108	6,155
Non-current 2007	184	521	—	705

	184	568	6,108	6,860

Decommissioning provision

The decommissioning provision represents the present value of decommissioning costs relating to oil and gas properties.

Provision for litigation

The Group is a defendant in a number of lawsuits. The provision for litigation represents management’s assessment of the probable outflow of the Group’s resources from a negative outcome of the lawsuits. Amount of provision arising during the year is mainly related to the probable outflow of resources to natural gas suppliers in respect of consumed gas with uncertain price. The reversal of amounts previously provided relates to the reversal of previously recognised provisions for fines and penalties for overdue income tax, VAT and rent tax.

Retirement benefit obligation

The following tables summarise the components of net benefit expense recognised in the consolidated income statement and amounts recognised in the consolidated balance sheet for the retirement benefit plan.

Benefit expense	2008	2007
Current service cost	34	82
Interest cost on benefit obligation	65	34
Past service cost: non-vested	3	13
Past service cost: vested	4	7

Benefit expense	106	136

41

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Benefit liability	2008	2007
Present value of unfunded obligation	690	606
Unrecognised past service cost	(62)	(38)

Benefit liability recognised in the consolidated balance sheet	628	568

The principal assumptions used in determining retirement benefit obligations for the Group’s plan are shown below:

	2008	2007
	%	%
Future salary increase	9-17	7.5-12.0
Discount rate	10-16	8.5-12.0

15.	Other long-term liabilities

	2008	2007
Advance received from Gazprom	—	2,656
Interest-bearing restructured tax liabilities	—	802
Other long-term liabilities	272	210

	272	3,668
Less current portion of advance received from Gazprom (Note 16)	—	(1,329)

	272	2,339

In 2004, the Company received an advance from Gazprom amounting to USD 1,250 million for natural gas transportation through Ukraine to be carried out during 2005-2009.

16.	Advances received and other current liabilities

	2008	2007
Interest-bearing restructured tax liabilities	4,877	—
Taxes and similar charges payable	1,767	3,568
Advances received from customers	1,582	404
Advance received from Gazprom (Note 15)	1,327	1,329
Settlements with employees	441	357
Other liabilities	185	92

	10,179	5,750

17.	Trade and other payables

	2008	2007
Trade accounts and notes payable	4,340	2,473
Trade accounts and notes payable to related parties (Note 19)	3,145	5,946

	7,485	8,419

42

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

18.	Commitments and contingencies

Operating environment

The Ukrainian economy while deemed to be of market status continues to display certain characteristics consistent with that of an economy in transition. These characteristics include, but are not limited to, low levels of liquidity in the capital markets, high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Ukraine. The stability of the Ukrainian economy will be significantly impacted by the Government’s policies and actions with regard to administrative, legal, and economic reforms. As a result, operations in Ukraine involve risks that are not typical for developed markets.

The Ukrainian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The ongoing global financial crisis has resulted in considerable instability in the capital markets, significant deterioration in the liquidity of banks, much tighter credit conditions where credit is available, and significant devaluation of the national currency against major currencies. Furthermore, in the fourth quarter of 2008, international agencies began to downgrade the country’s credit ratings. Whilst the Ukrainian government is introducing various stabilisation measures aimed at providing liquidity and supporting debt refinancing for Ukrainian banks, there continues to be uncertainty regarding access to capital and its cost for the Group and its counterparties. These factors could affect the Group’s financial position, results of operations and business prospects.

Whilst management believes it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Group’s results and financial position in a manner not currently determinable.

Legal

In the ordinary course of business, the Group is subject to legal actions and complaints. Where the risk of outflow of financial resources associated with such legal actions and complaints is deemed to be probable and the amount is measured with sufficient reliability, the Group has accounted for those contingencies as a component of provision for litigation (Note 14). Where management of the Group estimates the risk of financial resources outflow as possible or amount cannot be measured reliably, the Group does not make a provision for contingent liabilities. Those contingent liabilities are disclosed in these consolidated financial statements. Such contingencies may materialise in the future if outflow of resources will become probable. As at 31 December 2008, management estimates legal contingencies to be approximately up to UAH 17.5 billion.

One of the largest claims to which disclosure of contingent liability related is litigation with Rosukrenergo AG (“RUE”) in respect of alleged breaches by the Company of the contracts on sale and purchase, transit and storage of natural gas. According to the claims filed with the Arbitration Institute of the Stockholm Chamber of Commerce, RUE seeks to recover a compensation for the late payment under the contracts, damages incurred, attorney’s fees and arbitration-related costs.

The Company has also filed several claims against RUE and as of date of balance sheet plans to file additional claims with the Arbitration Institute of the Stockholm Chamber of Commerce arising out of alleged breaches by RUE of its obligations under gas sales and purchase, transit and gas storage contracts.

The arbitration tribunal has consolidated all the Company’s and RUE’s claims above. Hearings on the claims are expected to be held in January 2010 and the arbitration decision and award are expected on 1 April 2010. Provided the arbitration tribunal fully or partly satisfies RUE claims, this award may potentially be offset against any award in favor of the Company under its claims against RUE

Tax risks

The Group’s operations and financial position will continue to be affected by developments in Ukraine including the application of existing and future legislation and tax regulations.

As at 31 December 2008 the Group had overdue tax debts mainly originated in periods before 2008. The tax authorities have appealed to the court to collect this debt and pledged assets according to established procedures of the Company as collateral for outstanding tax debt.

The Group is a defendant in a number of lawsuits with the tax authorities. Where the risk of outflow of additional resources caused by the uncertainties associated with the Ukrainian legislation and a regulation regarding taxation is deemed to be probable and the amount is reasonably determinable, the Group has accounted for those contingencies as a component of provision for litigation. As at 31 December 2008 regulatory authorities have written-off fines and penalties relating to overdue income tax, VAT and rent tax which was resulted in release of provision for litigation (Note 14).

43

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Additionally, the Group has identified possible tax contingencies, which based on management best estimates are not required to be accrued. Such contingencies may materialise and require the Group to pay additional amount of taxes and other withholdings. As at 31 December 2008, management estimates such contingencies not to exceed UAH 8.2 billion.

State influence over Group’s operations

The operation of oil and gas facilities is of great importance to Ukraine for various reasons including economic, strategic and national security considerations. The Ukrainian government is able to exercise significant influence over the Group’s operations through its ownership rights in Naftogas of Ukraine. Such influence may result in social and economic initiatives that may have a negative impact on the Group’s current and future operations. Management is unable to estimate the level of influence that may be imposed in the future and the potential impact on its financial position and results of operations.

State regulation of the Group

The Government of Ukraine, represented by the Cabinet of Ministers of Ukraine, is the sole owner of Naftogas of Ukraine. The Ukrainian government controls the Group’s operations through participation in the shareholders’ meetings and Supervisory Board as well as through the appointment of the Chairman of the Board and deputies.

The government and regulatory agencies (such as NKRE) monitor the Group’s compliance with the Ukrainian regulations set for the oil and gas market. The government reserves the general authority to regulate tariffs and, directly or through government agencies, regulates the upper level of the tariffs and prices for principal activities of the Group. This fact together with other economic, juridical and financial uncertainties in Ukraine has and may continue to have implications on the future activity of the Group.

Ukrainian law mandates the government to identify those companies in strategic industry sectors, the privatisation of which is prohibited. Currently, Naftogas of Ukraine and its subsidiaries are identified as such companies.

The Government has previously required Naftogas of Ukraine to supply goods and services to customers at prices that may not be in the best interest of the Group. The Government sets the price level for gas delivered by Naftogas of Ukraine to the end customers. Pursuant to its charter, Naftogas of Ukraine was formed with a view to securing the effective functioning and development of the Ukrainian oil and gas infrastructure and satisfy customer demand for fuel and energy resources. To the extent that the Government permits or requires these functions to override profit-maximisation, the Group’s financial position may be adversely affected.

Possible return of subsidiaries and Group assets to the State

In 1998, upon creation of the Company, the Government contributed to the statutory fund of Naftogas of Ukraine shares of certain joint-stock companies established by the State. These joint-stock companies included pipeline “Druzhba” and Prydniprovsky long-distance pipeline, lately reorganised into Ukrtransnafta, Ukrspetstransgas, Chornomornaftogas, Ukrnafta and fifty four regional gas distribution companies. The Government may transfer ownership or control of all or part of Naftogas of Ukraine’s equity interests in such joint-stock companies and the whole Ukrainian oil and gas transportation systems and storage facilities forming state-owned assets not subject to privatisation (see below) to other companies or Government agencies, which could have a material adverse effect on Naftogas of Ukraine’s business and results of operations.

State property not subject to privatisation

In 1999, the Company entered into an agreement “On use of state property not subject to privatisation” (further—the “Agreement”) with the State Property Fund and received into operational management oil and gas transportation systems of Ukraine. Pursuant to the Agreement, the Company is required, inter alia, to manage oil and gas trunk and distribution pipelines owned by the State of Ukraine and forming state property (further—“state property not subject to privatisation”), keep the state property in good operational condition, utilise it for the intended use and transfer 50% of profits derived from such exploitation to the State. The amount of such transfer can be reduced by the amount of reinvestments for renovating and technical development of the Group’s assets, as agreed with the Ministry of Economy (see below).

The Agreement’s term is one year and it is prolonged automatically each year, unless terminated by notice from either party, and is binding on the legal successors of each party. Historically, the agreement has been

44

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

prolonged automatically, since neither party initiated its termination. It may be terminated in case the assets that are the subject of the Agreement cease to be state property, or if a court decides that a breach of the terms and conditions of the Agreement has occurred. As the state property not subject to privatisation forms an essential part of the Group’s business (Note 7), the future operations and financial performance of the Group is dependent on the prolongation of the Agreement. The Company’s management believes that despite any potential change in the provisions of the Agreement, the Group will act as operator of the state property in the oil and gas sector for the foreseeable future.

Determination of profits derived from the use of State property not subject to privatisation

According to the terms and conditions of the agreement “On use of state property not subject to privatisation” (see above), the Group is liable to the State for use of these assets. The agreement stipulates the payments to the State to be estimated as 50% of the profit earned from use of the assets as reduced by the amount of reinvestments for renovating and technical development of the Group assets, as agreed with the State.

The Agreement does not provide for a mechanism for calculation of the state share of profit generated from the assets under operational management. Also, the mechanism for reconciling the qualifying investments between the Group and the State has never been enacted. Therefore, there is an uncertainty as to the measurement of the liability to the State, if any, resulting from the use of the state-owned assets. Historically, the Group never paid any fees related to usage of the above-mentioned assets. The Group believes that had the mechanism for calculating the state portion of profit been determined by the State, the qualifying reinvestments made by the Group would be in excess of 50% of profit earned from the use of the assets. Accordingly, no provision for potential liability in this regard is recognised in these consolidated financial statements.

Licensing

The State has control over the licensing for conducting oil and gas exploration and production. In accordance with the current legislation, separate licenses are required for exploration, development and production activities for each oil and gas field. The legislation also requires obtaining licenses for oil and gas transportation, supply and storage. Licenses are given for a period from two to twenty years with a right to prolong them for a similar period.

Capital commitments

The Company’s oil and gas transportation subsidiaries have construction programs for 2009, which call for expenditures of approximately UAH 2 billion (2007: UAH 4 billion). The construction programs envisage construction and modernisation of pipelines and related facilities.

The Group has entered into certain agreements for the acquisition of property, plant and equipment, and exploration and development of oil and gas fields, resulting in a capital commitment for 2009 of UAH 950 million (2007: UAH 700 million).

19.	Related party disclosures

As Naftogas of Ukraine is controlled by the State, the majority of related party transactions presented below are with related parties, which are also controlled by the State and with non-consolidated investees. The majority of transactions and related balances (as disclosed below) are attributable to the sale of natural gas.

The following table provides the total amount of transactions, which have been entered into with related parties for the relevant financial year and balances at the year-end (Notes 10 and 17):

Related party		Amounts owed to related parties	Sales	Purchases and miscellaneous costs	Amounts owed by related parties
Non-consolidated subsidiaries and associates not accounted for under equity method	2008	(752)	(7,510)	78	2,025
	2007	(339)	(6,242)	354	1,059
Associates and joint-ventures	2008	(979)	(3)	13	52
	2007	(4,917)	(2,033)	13,121	285
Other related parties - state-owned entities	2008	(1,414)	(1,280)	2,263	2,198
	2007	(690)	(544)	201	199

45

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Sales to related parties mainly represent the sale of natural gas made by the Company and Gas of Ukraine and the rendering of transportation services by Ukrtransgas to local gas distribution companies. Amounts owed by related parties are stated net of allowance of UAH 6,561 million (2007: UAH 5,305 million).

In 2008, the Company entered into loan agreements with several state-owned banks (Note 13).

20.	Financial risk management objectives and policies

The Group’s principal financial instruments comprise loans and borrowings, cash and cash equivalents and promissory notes. The main purpose of these financial instruments is to fund the Group’s operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations. The Group does not enter into derivative transactions to manage the interest rate and currency risks arising from the Group’s operations and its sources of finance. During the year the Group did not undertake trading in financial instruments.

The main risks arising from the Group’s financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit and concentration risk. The Group reviews and agrees policies for managing each of these risks and they are summarised below.

Interest rate risk

The Group’s principal interest rate risk relates to current and non-current loans and borrowings as disclosed in Note 13 above. The Group had exposure to the risk of changes in market interest rates as at 31 December 2008 and 2007 as it had interest-bearing borrowings with floating interest rates based on LIBOR. The Group’s policy is to manage its interest cost using a mix of fixed and variable rate debts. The Group has not entered into transactions designed to hedge against interest rate risk. The Group has no significant interest-bearing assets.

The following tables demonstrate the sensitivity to a reasonable possible change in interest rates, with all other variables held constant, of the Group’s profit before tax through the impact on floating rate borrowings.

2008	Increase/decrease in interest rate	Effect on profit before tax

LIBOR	0.55%	(53)
LIBOR	-0.55%	53

2007	Increase/decrease in interest rate	Effect on profit before tax

LIBOR	0.75%	(46)
LIBOR	-1.25%	78

Foreign currency risk

The Group has foreign currency exposures relating to buying and financing in currencies other than the local currency. More specifically, the Group is exposed to foreign currency risk relating to purchases of natural gas as the Group’s key suppliers import natural gas at prices denominated in US dollars. The Group was also granted a number of credit facilities denominated in foreign currencies. The balance sheet of the Group can be affected significantly by exchange rate fluctuations of the US dollar in relation to the Ukrainian hryvnia. The Group did not seek to hedge these exposures. As at 31 December 2008, the exchange rate of the Ukrainian hryvnia as established by the National Bank of Ukraine was 7.7 to the US Dollar (5.05 at 31 December 2007). The rate at the date of issue of these financial statements was 7.989 to the US Dollar.

46

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

The following tables demonstrate the sensitivity to a reasonably possible change in the foreign exchange rate, with all other variables held constant, of the Group’s profit before tax due to changes in the carrying value of monetary assets and liabilities.

	Increase/decrease in foreign currency exchange rates	Effects on profit before tax
31 December 2008
UAH/EUR	39.7%	(40)
UAH/EUR	- 39.7%	40
UAH/USD	33.8%	(4,505)
UAH/USD	- 33.8%	4,505
UAH/RUR	36.4%	(47)
UAH/RUR	- 36.4%	47

31 December 2007
UAH/EUR	45.00%	7
UAH/EUR	-9.20%	(1)
UAH/USD	52.00%	(3,572)
UAH/USD	-3.00%	207
UAH/RUR	7.10%	(5)
UAH/RUR	-7.10%	5

Credit risk

The Group trades on credit with legal entities. It is the Group’s policy that customers who wish to trade on credit terms are subject to credit verification procedures and significant receivable balances are monitored on an ongoing basis. However, the Group currently is following state imposed regulations (see Note 18) and is mandated to supply significant volumes of natural gas to the population and state-owned entities irrespective of their creditworthiness, with the result that the Group’s exposure to bad debts may be significant.

With respect to credit risk arising from other financial assets of the Group, which comprise cash and cash equivalents, and certain available-for-sale financial assets, the Group’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

The Group has not entered into transactions designed to hedge against these credit risks.

Concentration risk

Financial instruments that potentially subject the Group to significant concentration risk consist principally of prepayments to suppliers and trade accounts payable. Concentration risk with respect to prepayments to suppliers and accounts payable is relatively high due to a continuous increase in the share of purchases from the same major suppliers. In 2008 the Group purchased gas predominantly from RosUkrEnergo AG.

Capital risk management

The Group considers debt and shareholder’s equity to be its primary capital resources. The primary objective of the Group’s capital management is to insure that it maintains a strong credit rating and healthy capital ratios in order to support its business.

The Group monitors capital using a gearing ratio, which is net debt divided by equity plus net debt. The Group includes within net debt, interest bearing loans and borrowings, trade and other payables, less cash and short-term deposits.

47

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

The Group’s capital management policies aim to ensure and maintain an optimal capital structure to reduce the overall cost of capital and flexibility relating to the Group’s access to capital markets.

	2008	2007

Interest bearing loans and borrowings	36,347	12,872
Accounts payable and accrued liabilities	14,658	16,503
Less cash and cash equivalents	(2,604)	(587)

Net debt	48,401	28,788

Equity	52,458	56,239

Capital and net debt	100,859	85,027

Gearing ratio	48%	34%

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of credit terms provided by suppliers and bank loans. The Group analyses aging of its assets and maturity of its liabilities and plans its liquidity depending on expected repayment of various instruments. In case of insufficient or excessive liquidity the Group reallocates resources and funds to provide optimal financing of its business needs.

The Group’s principal sources of funds have been obtained from its cash flow from operating activity and loans and facilities provided by a number of lenders as described in Note 13. Credit facilities are used by the Group primarily for financing its investment in property, plant and equipment and working capital. As at 31 December 2008, the Group’s current liabilities exceeded its current assets by UAH 14,012 million. The Company’s management believes that the Group will be able to improve its liquidity position through adopting measures described in Note 2.

The table below summarises the maturity profile of the Group’s financial liabilities as at 31 December, 2008 based on contractual undiscounted payments.

Year ended 31 December 2008	On demand	Less than 3 months	3 to 12 months	1 to 2 years	2 to 5 years	After 5 years	Total

Fixed-rate interest bearing loans and borrowings	—	(84)	(21,814)	(8,811)	(491)	—	(31,200)

Variable-rate interest bearing and borrowings	—	—	(1,561)	(4,413)	(4,512)	—	(10,486)

Trade and other payables	(958)	(522)	(2,860)	—	—	—	(4,340)

Payables to related parties	(712)	(2,051)	(382)	—	—	—	(3,145)

48

National Joint Stock Company “Naftogas of Ukraine”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of Ukrainian hryvnia unless otherwise indicated)

Other liabilities	(177)	(1,823)	(5,270)	—	—	—	(7,270)

Long-term payables	—	—	—	(69)	(182)	(21)	(272)

Non-interest bearing debts	(1,847)	(4,396)	(8,512)	(69)	(182)	(21)	(15,027)

	(1,847)	(4,480)	(31,887)	(13,293)	(5,185)	(21)	(56,713)

Year ended 31 December 2007	On demand	Less than 3 months	3 to 12 months	1 to 2 years	2 to 5 years	After 5 years	Total

Fixed-rate interest bearing loans and borrowings	—	(528)	(1,406)	(2,898)	(466)	(61)	(5,359)

Variable-rate interest bearing and borrowings	—	—	(1,930)	(1,404)	(6,239)	—	(9,573)

Trade and other payables	(156)	(723)	(1,594)	—	—	—	(2,473)

Payables to related parties	(773)	(593)	(4,393)	—	—	—	(5,759)

Other liabilities	(12)	(1,082)	(4,833)	(1)	(1)	—	(5,929)

Long-term payables	—	—	(60)	(863)	(4)	(2)	(929)

Non-interest bearing debts	(941)	(2,398)	(10,880)	(864)	(5)	(2)	(15,090)

	(941)	(2,926)	(14,216)	(5,166)	(6,710)	(63)	(30,022)

49

REGISTERED OFFICE OF THE ISSUER

Standard Bank London Holdings PLC

20 Gresham Street

London EC2V 7JE

United Kingdom

BORROWER

National Joint-Stock Company “Naftogas of Ukraine”

6 B.Khmelnytskoho Street

Kyiv 01001

Ukraine

DEALER MANAGER

Credit Suisse Securities (Europe) Limited

One Cabot Square

London E14 4QJ

United Kingdom

For information by telephone: +44 20 7883 8763

For information by email: liability.management@credit-suisse.com

Attention: Liability Management Group

TABULATION AGENT

Lucid Issuer Services Limited

Leroy House, 436 Essex Road

London N1 3QP

United Kingdom

For information by telephone: +44 (0)20 7704 0880

For information by email: naftogas@lucid-is.com

Attention: Sunjeeve Patel

TRUSTEE	PRINCIPAL PAYING AGENT

The Bank of New York Mellon One Canada Square London E14 5AL England	The Bank of New York Mellon One Canada Square London E14 5AL England

PAYING AGENT

The Bank of New York Mellon (Luxembourg) S.A.

Aerogolf Center

1A Hoehenhof

L-1736 Senningerberg

Luxembourg